Form 20-F
period 1999-03-31
AERCO LTD
filed 1999-08-11
CIK 1072976

    As filed with the Securities and Exchange Commission on August 11, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended: March 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                       Commission file number: 333-66973
                                 AERCO LIMITED
             (Exact name of Registrant as specified in its charter)

                            JERSEY, CHANNEL ISLANDS
                (Jurisdiction of incorporation or organization)

                                 AERCO LIMITED
                              22 GRENVILLE STREET
                                   ST. HELIER
                                JERSEY, JE4 8PX
                                CHANNEL ISLANDS
                    (Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.

                                      None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.

                                      None

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                  OF THE ACT.

                              TITLE OF EACH CLASS

                      Subclass A-1 Notes due July 15, 2023

                      Subclass A-2 Notes due July 15, 2023

                      Subclass B-1 Notes due July 15, 2023

                      Subclass C-1 Notes due July 15, 2023

The number of outstanding shares in the capital of AerCo Limited as of March 31,
                                     1999:

                          20 Shares, U.S. $1 par value

                            ------------------------

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes [X]      No [ ]

    Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 [ ]      Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                     PART I

                                                              PAGE
                                                              ----
Item 1    Description of Business...........................    1
Item 2    Description of Property...........................   28
Item 3    Legal Proceedings.................................   28
Item 4    Control of Registrant.............................   28
Item 5    Nature of Trading Market..........................   29
Item 6    Exchange Controls and Other Limitations Affecting
          Security Holders..................................   29
Item 7    Taxation..........................................   29
Item 8    Selected Financial Data...........................   34
Item 9    Management's Discussion and Analysis of Financial
          Condition and Results of Operations...............   38
Item 9A  Quantitative and Qualitative Disclosures about
          Market Risk.......................................   46
Item 10  Directors and Officers of Registrant...............   49
Item 11  Compensation of Directors and Officers.............   58
Item 12  Options to Purchase Securities from Registrant or
          Subsidiaries......................................   58
Item 13  Interest of Management in Certain Transactions.....   58

                             PART II
Item 14  Description of Securities to be Registered.........   58

                             PART III
Item 15  Defaults upon Senior Securities....................   58
Item 16  Changes in Securities, Changes in Security for
          Registered Securities and Use of Proceeds.........   58

                             PART IV
Item 17  Financial Statements...............................   59
Item 18  Financial Statements...............................   59
Item 19  Financial Statements and Exhibits..................   59
Exhibit Index...............................................   59

                                     PART I

ITEM 1. -- DESCRIPTION OF BUSINESS

GENERAL

     AerCo Limited ("AerCo") was incorporated in Jersey (registered number 71839) as a public, limited company under the Companies (Jersey) Law 1991 on June 4, 1998 for an unlimited duration. AerCo was formed for the purpose of indirectly acquiring a portfolio of 35 commercial jet aircraft all of which are subject to operating leases (the "Aircraft"). The registered office of AerCo is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands and its telephone number is 011 44 1534 609000. AerCo has an authorized share capital of 10,000 ordinary shares, $1 par value per share (the "capital stock"), 20 of which have been issued. Nineteen shares of the issued capital stock are held by Juris Limited and Lively Limited, each a Jersey limited liability company (together, the "Nominees"), for the benefit of the AerCo Holding Trust, a charitable trust established under the laws of Jersey (the "Charitable Trust"). AerFi Group plc ("AerFi") holds one share of the issued capital stock.

     AerCo's direct wholly owned subsidiaries are Aircraft Lease Portfolio Securitization 94-1 Limited ("ALPS 94-1"), AerCo Ireland Limited, AerCo Ireland II Limited and AerCo USA Inc. AerCo operates its business principally through its direct and indirect subsidiaries but also has acquired and directly leases Aircraft. AerCo's business therefore principally consists of, and its revenues are derived principally from leasing aircraft and making loans to its subsidiaries. AerCo together with its subsidiaries is referred to in this document as the "AerCo group". At June 30, 1999, AerCo group owned 34 Aircraft which were on lease to 26 lessees in 18 countries. Subsequent to June 30, 1999 one Aircraft was sold.

     On July, 15 1998, AerCo purchased all of the outstanding capital stock of ALPS 94-1, another securitization vehicle, from the trustees of a charitable trust ("the ALPS 94-1 Trust") for a nominal amount. This purchase price reflected the very limited economic entitlements of these trustees as shareholders of ALPS 94-1. On July 15, 1998, ALPS 94-1 was the owner of 25 commercial jet aircraft.

     On July 15, 1998, AerCo also purchased all of the capital stock of three wholly-owned newly incorporated subsidiaries of AerFi, AerCo Ireland Limited, AerCo Ireland II Limited and AerCo USA Inc. (together the "AerFi transferred companies") for a net purchase price equal to $0.3 million. On July 15, 1998, the AerFi transferred companies were the owners of ten commercial jet aircraft (the "AerFi transferred aircraft").

     On July 15, 1998, AerCo loaned ALPS 94-1 a portion of the net cash proceeds from the issuance of notes (the "old Notes") for the purpose of immediately redeeming or repaying ALPS 94-1's existing financial indebtedness and paying fees and other expenses payable by ALPS 94-1 in connection with the refinancing of ALPS 94-1 and the offering.

     On July 15, 1998, AerCo loaned each AerFi transferred company a portion of the net proceeds from the issuance of the old Notes to immediately repay its indebtedness to AerFi. All letters of credit, guarantees or similar arrangements securing obligations of any lessee of the AerFi transferred aircraft were transferred to, renewed, amended or reissued in the name of, an AerFi transferred company.

     ALPS 94-1 and GECAS, the former servicer to ALPS 94-1 and current servicer to AerFi, also reached an agreement to terminate the existing ALPS 94-1 servicing agreement, in exchange for a termination fee. ALPS 94-1 agreed, upon termination of the ALPS 94-1 servicing agreement to waive all claims it may have against GECAS, its affiliates and their representatives. ALPS 94-1 also agreed to indemnify GECAS, its affiliates and their representatives for any losses they may have incurred in connection with the termination of the ALPS 94-1 servicing agreement, the offering and the issuance of the old Notes and the refinancing of ALPS 94-1.

     The trustees of the ALPS 94-1 Trust made no representations, warranties or indemnities in selling their shares to AerCo. AerFi made customary representations and warranties in the share purchase agreement for the acquisition of the AerFi transferred companies and aircraft, including representations relating to solvency, undisclosed contingent liabilities and insurance. AerFi indemnified AerCo group for breaches of its representations and warranties relating to the AerFi transferred companies and the AerFi transferred aircraft. These representations and warranties survive until July 15, 2001. AerCo group's potential recovery under them is limited to approximately $185 million.

     AerCo financed the purchase of the Aircraft through the issuance of the old Notes. On April 16, 1999 AerCo commenced an exchange offer under which the old Notes were exchanged for new notes (the "Notes") which were registered with the Securities and Exchange Commission. AerCo is obliged to pay interest on and principal of the Notes from the cash flows generated by AerCo's leasing operations and from the sale of the Aircraft as such interest and principal becomes due and payable. AerCo may sell any of the Aircraft at any time and from time to time in a manner consistent with AerCo's business objectives and subject to receiving proceeds from any such sale sufficient to make principal payments in respect of the Notes which will reduce the outstanding principal balance thereof to certain target amounts of the initial aggregate principal balances. See "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

     Babcock & Brown Limited ("Babcock & Brown") acts as Servicer to AerCo group. AerFi Administrative Services Limited ("AerFi Administrative Services") acts as Administrative Agent to AerCo group. AerFi Cash Manager II Limited ("AerFi Cash Manager II") acts as Cash Manager to AerCo group.

                                  RISK FACTORS

     The following summarizes certain risks which may materially affect the ability of AerCo to pay interest, principal and premium, if any, on the Notes in full at or before their respective final maturity dates. There can be no assurance that Rental Payments (as defined below) under the leases will be adequate to pay the interest, principal and premium, if any, on the Notes in accordance with their terms. The risks and uncertainties described below are not the only ones facing AerCo.

THERE IS NO SECURITY INTEREST IN THE AIRCRAFT -- YOU CANNOT SELL THE AIRCRAFT TO REPAY THE NOTES IF WE DO NOT MEET OUR OBLIGATIONS UNDER THE NOTES.

     Neither the trustee, the security trustee nor any noteholder has any security interest, mortgage, charge or other similar interest in any Aircraft. If there is an event of default, they will not be able to sell the Aircraft to repay the Notes or exercise similar remedies which they would have if they had a security interest in the Aircraft.

OUR SUBSIDIARIES MAY HAVE CONTINGENT LIABILITIES THAT ARE UNKNOWN TO US -- IF WE HAVE TO PAY SUCH LIABILITIES, WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES.

     There is a risk that our subsidiaries could have material contingent liabilities that are unknown to us. For example, our subsidiaries could have incurred liabilities to third parties from operating and leasing the Aircraft before we acquired them. When we acquired the ALPS 94-1 capital stock, we obtained no representations, warranties or indemnities from the seller. AerFi Group indemnified us for breaches of their representations and warranties relating to the AerFi transferred companies and Aircraft which they sold to us. These representations and warranties survive until July 15, 2001. Our potential recovery under them is limited to approximately $185 million. If such a contingent liability becomes known and we are called on to pay it, we may be unable to recover the amount of the liability from AerFi, the former shareholders of ALPS 94-1 or any other person. If we have to pay any such liability, we may be unable to make the required payments on the Notes.

WE RELY ON THIRD PARTIES TO MANAGE OUR BUSINESS -- OUR OPERATIONS MAY SUFFER AND WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES IF OUR SERVICE PROVIDERS DO NOT PERFORM THEIR OBLIGATIONS TO US OR IF WE HAVE TO REPLACE THEM.

     We have no executive management resources of our own. We, therefore, rely on several service providers for the leasing and re-leasing of the Aircraft and all other executive and administrative responsibilities. If these service providers do not perform their contractual obligations to us, our operations may suffer and we may not be able to repay the Notes. We can give no assurance that we will continue our arrangements with these service providers, or that the service providers will continue their relationship with us, until the Notes are paid in full. If a service provider resigns or we terminate its appointment, we may be unable to find suitable replacement service providers that we can engage on suitable terms. Additionally, our appointment of replacement service providers may cause a lowering or withdrawal of the ratings on the Notes. See "Item 10 -- Directors and Officers of Registrant" for detailed information on the responsibilities delegated to service providers.

     The servicing agreement with Babcock & Brown, unless extended, expires in 2008, which is five years before the expected final payment date of the last Notes to be repaid. If we cannot extend the existing servicing agreement or find a replacement servicer, we may be unable to re-lease or sell Aircraft. As a result, we may be unable to make payments on the Notes.

BABCOCK & BROWN MAY HAVE CONFLICTS OF INTEREST FROM ITS OTHER BUSINESS ACTIVITIES -- WE MAY BE UNABLE TO RE-LEASE OR SELL AIRCRAFT IF IT CANNOT RESOLVE THESE CONFLICTS.

     Babcock & Brown manages a large aircraft portfolio for others, including its own affiliates, and it may face conflicts of interest in managing and marketing our Aircraft for re-lease or sale. The aircraft it manages for others may compete with our Aircraft when they are being marketed for re-lease or sale. Babcock & Brown also arranges aircraft financings and lease transactions and advises many airlines. Some of these airlines are our lessees and potential lessees. If Babcock & Brown cannot resolve a conflict of interest, the conflict could have an adverse effect on our ability to manage, re-lease or sell the Aircraft. In that case, we may be unable to make the required payments on the Notes.

     See "Item 10 -- Directors and Officers of Registrant" for a description of Babcock & Brown's aircraft management and advisory business.

THE SERVICING AGREEMENT LIMITS BABCOCK & BROWN'S LIABILITY TO US -- WE MAY BE UNABLE TO RECOVER FROM BABCOCK & BROWN THE AMOUNT OF ANY LOSSES THEY CAUSE US.

     Our servicing agreement with Babcock & Brown contains limitations on its liability for losses caused by its services. There is a risk that we may be unable to recover from Babcock & Brown the amount of any losses they cause in performing the services. Additionally, Babcock & Brown will not be liable to you for any losses caused by its services.

     We describe the liability and other provisions of the servicing agreement under "Item 10 -- Directors and Officers of Registrant".

THE COMMERCIAL AIRCRAFT MARKET IS CYCLICAL -- DECREASED DEMAND OR EXCESS SUPPLY OF AIRCRAFT MAY DECREASE OUR CASH FLOWS.

     The market for commercial jet aircraft is very cyclical and can produce sharp increases and decreases in aircraft values and lease rates. The aircraft leasing market has been relatively strong since 1996 but may decline in the near future. Decreases in aircraft values or lease rates may cause a decrease in our cash flows. Depending on market conditions, we may be unable to sell or re-lease Aircraft on terms that allow us to make payments on the Notes.

     Aircraft values and lease rates depend on various factors that are outside our control, including:

     -  general economic conditions affecting lessee operations;

     -  used aircraft supply;

     -  interest rates and credit availability;

     -  fuel and other operating costs;

     -  manufacturer production levels and prices for new aircraft;

     -  passenger demand;

     -  retirement and obsolescence of aircraft models;

     -  manufacturers merging or leaving the aircraft industry;

     -  re-introduction into service of aircraft previously in storage;

     -  governmental regulations; and

     -  lack of capacity in the air traffic control system.

     In addition to values for Aircraft generally, the value of specific Aircraft may increase or decrease sharply depending on factors that are not within our control, including:

     -  maintenance and operating history of the Aircraft;

     -  number of operators using a type of aircraft;

     - legal or regulatory requirements that prevent us from re-leasing or selling an Aircraft in the condition that it is in; and

     -  the discovery of manufacturing defects in an aircraft model.

     The value of specific Aircraft may also depend on the commercial and financial health of the manufacturer. For example, since Fokker N.V. ceased operations in 1996, there have been significant reductions in values and lease rates for Fokker 100s. We expect these reductions will continue. At June 30, 1999, we owned four Fokker 100s, representing 6.49% of the portfolio by appraised value at January 18, 1999. (Subsequent to June 30, 1999, one Fokker 100 was sold. At July 1, 1999 the remaining three Fokker 100s represented 4.87% of the portfolio by appraised value at January 18, 1999.) Likewise, because of its merger with McDonnell Douglas Corporation, Boeing has announced that it will discontinue production of MD-83 aircraft in mid-1999. This development is likely to decrease values and rental rates for these aircraft. At June 30, 1999, we owned three MD-83s, representing 7.06% of the portfolio by appraised value at January 18, 1999. The demand-supply situation for the near term would appear to favor the lessee mainly due to the significant level of deliveries of new aircraft combined with the slowdown in economic growth in Asia. This may give rise to a softening of future lease rates and of the placement prospects for Aircraft coming off lease in the near term.

THE APPRAISED VALUE OF THE AIRCRAFT MAY BE SIGNIFICANTLY HIGHER THAN THE ACTUAL VALUE WE WOULD RECEIVE UPON A SALE OF THE AIRCRAFT -- IN THAT CASE, OUR ABILITY TO MAKE SCHEDULED PAYMENTS ON THE NOTES MAY SUFFER.

     Aircraft appraised values, also known as base values, do not necessarily reflect the market value for an aircraft at a specific time. We have determined the scheduled principal payments on the Notes based on assumptions as to the appraised value of the Aircraft. If we sell an Aircraft to generate cash to make payments on the Notes, the proceeds of the sale may be significantly less than its appraised value. We may therefore have insufficient cash to make payments on the Notes. Market lease rates may also depend on current market values for aircraft. If market values are less than appraised values, we may be unable to re-lease Aircraft at rental rates sufficient to repay the Notes.

     Appraised values are based on the assumption that there is an "open, unrestricted, stable market environment with a reasonable balance of supply and demand". However, the aircraft market is not always stable and there may be supply and demand imbalances at any one time, especially for specific aircraft types. At various points in the aircraft market cycle, the current market value of some aircraft may be close to their appraised value while the current market value of others, particularly older aircraft and certain types of aircraft such as the B747-200B (of which there is one in the portfolio), may be significantly less than their appraised values. At the low point in the aircraft market cycle, the current market value of most aircraft types is likely to be less than appraised values. As a result you should not rely on Aircraft appraised values as an indication of the market value for the Aircraft.

IF THE APPRAISED VALUES OF OUR AIRCRAFT DECLINE AT A FASTER RATE THAN WE HAVE ASSUMED, WE MAY BE REQUIRED TO SUSPEND PRINCIPAL PAYMENTS ON CLASS B AND CLASS C NOTES.

     Due to various market factors, aircraft appraisers have recently reduced appraised values for aircraft, especially Fokker aircraft and older widebody aircraft. If future appraised values for our Aircraft decline below a specific level, we may suspend principal payments on the class B and class C Notes. Under the indenture, we must accelerate the scheduled principal payments on class A Notes if the Aircraft appraised values decline at a greater rate than we assumed. In that case, principal payments on the class B and class C Notes may be suspended because of the increased principal amount that we must pay on the class A Notes.

NEW, MORE TECHNOLOGICALLY ADVANCED AIRCRAFT MAY IMPAIR OUR ABILITY TO RE-LEASE OR SELL OUR AIRCRAFT -- IF WE ARE UNABLE TO RE-LEASE OR SELL OUR AIRCRAFT ON FAVORABLE TERMS, WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES.

     The availability of newer, more technologically advanced Aircraft or the introduction of increasingly stringent noise or emissions regulations may make it more difficult for us to re-lease or sell Aircraft. This risk is particularly significant for us given our need to repay principal and interest on the Notes over a relatively long period. This will require us to lease or sell many of the Aircraft close to the end of their useful economic life. We expect that our ability to manage these technological risks through modifications to Aircraft and sale of Aircraft will be limited.

OUR SERVICE PROVIDERS AND LESSEES, THE AIR TRAFFIC CONTROL SYSTEM AND OTHERS WE DEPEND ON MAY NOT BE YEAR 2000 COMPLIANT -- IF THEIR SYSTEMS MALFUNCTION, WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES.

     Many existing computer systems use only two digits to identify a year in the date field. These systems were designed and developed without considering the impact of the Year 2000. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. AerCo group is in the process of assessing the potential impact of this issue on its operations. Because all of its operational functions have been delegated to the Servicer, Administrative Agent and Cash Manager in accordance with the terms of their respective service agreements, AerCo group has no information systems of its own. AerCo group may, however, suffer a material adverse impact on its business and results of operations if information technology upon which the Servicer, Administrative Agent and Cash Manager rely is not Year 2000 compliant. The Servicer, Administrative Agent and Cash Manager have reviewed their Year 2000 exposure and are taking steps necessary to ensure that their systems are Year 2000 compliant. The Servicer, Administrative Agent and Cash Manager do not believe that occurrences of Year 2000 failures will have a material adverse effect on their ability to meet their obligations to AerCo group.

     AerCo group may also suffer an adverse impact on its business and results of operations if its suppliers, financial institutions, lessees and others with which it conducts business are not Year 2000 compliant. The Servicer and Administrative Agent are conducting surveys of the third parties with which they deal on behalf of AerCo group to determine the extent of such third parties' exposure to Year 2000 risks and the status of their Year 2000 compliance efforts. The Servicer and Administrative Agent are reviewing the responses of those third parties received to date and have contacted all third parties whose responses are outstanding.

     The Servicer is also conducting a survey of all of AerCo group's lessees, the purpose of which is to determine the extent of each lessee's exposure to Year 2000 risks and the status of their Year 2000 compliance efforts. As of June 30, 1999 the Servicer had received responses from 22 of AerCo group's 26 lessees. Based on these responses 22 lessees have confirmed they are implementing a Year 2000 plan and 19 lessees have confirmed that they will be able to continue to operate their business and meet their contractual obligations without error or interruption through, on, and after January 1, 2000. Despite these responses, there can be no assurance that these lessees will not suffer any business interruptions or have no problems meeting their obligations to us. The Servicer has contacted all lessees where responses are outstanding.

     Noncompliance by a lessee could result in lost revenue for the lessee and an inability to make lease payments to AerCo group. Noncompliance by the lessee's financial institutions could also adversely effect the ability to process lease payments.

     The worst case scenario would arise where a large number of lessees are unable to operate their Aircraft and generate revenues and as a result, are unable to make lease payments to AerCo group. AerCo group is unable to determine the likelihood or magnitude of any resulting lost revenue or whether the consequences of Year 2000 failures will have a material impact on AerCo group's business or financial position.

     If a lessee cannot operate its Aircraft and cannot make contractual lease payments, AerCo group's contingency plans include the Servicer repossessing Aircraft from lessees in default and attempting to re-lease such Aircraft to a Year 2000 compliant lessee. AerCo group cannot give any assurance that the Servicer would be able to re-lease such Aircraft at favorable terms or at all or that there may not be a significant delay in re-leasing. If a significant number of Aircraft could not be re-leased at favorable terms or at all, it may have a material adverse effect on AerCo group's business.

     Aircraft and air traffic control systems also depend heavily on microprocessors and software technology. If systems employed by the Aircraft are not Year 2000 compliant, AerCo group's business and results of operations may be adversely affected. Major aircraft manufacturers, including Boeing and Airbus, are conducting Year 2000 reviews of the systems employed on their aircraft and are advising owners, operators and service providers of the steps to be taken to address any Year 2000 problems that are identified. According to Boeings' most recent public disclosure, Boeing believes that its systems will be 100% compliant by July 31, 1999. Among the aircraft systems that have been identified as being susceptible to Year 2000 problems are certain on-board aircraft management and navigation systems. The nature and extent of the risks posed by potential failure of aircraft and aircraft control systems because of Year 2000 problems has not been fully determined. AerCo group cannot give any assurance that its lessees will follow the advice of aircraft manufacturers regarding the steps to be taken to address Year 2000 compliance. It is not clear whether or to what extent manufacturers, owners or lessees will be responsible for the costs necessary to make aircraft systems Year 2000 compliant. Accordingly, AerCo group is currently not able to make any estimate of the amount, if any, it may be required to spend to remediate Year 2000 problems associated with the Aircraft. Such expenditures could, however, have a material adverse impact on the ability of AerCo group to make payments on the Notes.

     The aviation insurance markets have sought to exclude any claims for losses incurred as a result of Year 2000 problems under existing policies. However, the application of this exclusion may be mitigated by the availability of the following limited write back endorsement ("Year 2000 endorsements"); (i) hull and aircraft liability coverage in respect of accidental loss or damage to insured aircraft and for liability arising out of any accident involving the insured aircraft as a result of a Year 2000 occurrence and (ii) non aircraft liability coverage with regard to liability caused by an accident and arising out of a risk insured under the policy as a result of Year 2000 failure. Therefore, the effect of the Year 2000 endorsements is to provide that losses (including consequential losses) arising from a Year 2000 failure will only be paid where they result from an accident involving an aircraft or an injury to a third party. Insurers will provide Year 2000 endorsements to those airlines which satisfy insurers that they have identified and are adequately addressing the Year 2000 issues affecting the airline. AerCo group, in conjunction with the Servicer and its insurance brokers, is currently assessing the Year 2000 status of all of its lessees' aviation insurance. At June 30, 1999, 23 of AerCo group's 26 lessees had obtained Year 2000 endorsements. The Servicer is in contact with all lessees which do not as yet have Year 2000 endorsements.

     The Year 2000 endorsements are currently available to AerCo group in respect of any off-lease Aircraft. In addition, AerCo group maintains contingent insurance designed to protect the lessor in circumstances where the lessor fails to collect from the insurances required to be provided by the lessee. In respect of any insured claims for losses incurred as a result of Year 2000 problems, AerCo group's contingent insurances are not available if the operator's policy does not contain Year 2000 endorsements.

IF WE SELL AIRCRAFT-RELATED TAX BENEFITS, WE MAY BE UNABLE TO RECOVER LEGAL OWNERSHIP OF THE AIRCRAFT -- IN THAT CASE, WE MAY BE UNABLE TO RE-LEASE OR SELL THE AIRCRAFT.

     In addition to selling Aircraft outright, we may make more limited transfers of Aircraft ownership to investors who wish to acquire depreciation or other tax benefits available to aircraft owners. If we enter into tax-related dispositions, we will be exposed to the credit risk of the investor. This includes the risk that we will not be able to recover legal title to the Aircraft or other aspects of ownership transferred to the investor if the investor becomes insolvent. This would harm our ability to re-lease or sell the Aircraft. Because the terms of tax-related dispositions are not standardized, we cannot identify with certainty the nature and the level of the risks we would face if we entered into these transactions.

RESTRICTIONS IN THE INDENTURE AND OUR GOVERNING CORPORATE DOCUMENTS MAY IMPAIR OUR ABILITY TO COMPETE IN THE AIRCRAFT LEASING MARKET.

     The indenture and our governing corporate documents impose restrictions on how we operate our business. These restrictions limit our ability to compete effectively in the aircraft leasing market. For example, we cannot grant privileged rental rates to airlines in return for equity investments in such airlines. There are also restrictions on persons to whom we may lease Aircraft and limits on leasing to lessees in specific geographical regions. Most competing aircraft lessors do not operate under similar restrictions.

IF LESSEES EXERCISE PURCHASE OPTIONS AT PRICES BELOW FAIR MARKET VALUES, WE MAY BE UNABLE TO MAKE REQUIRED PRINCIPAL PAYMENTS ON THE NOTES.

     As of June 30, 1999, five lessees had options to purchase a total of six Aircraft, representing 23.57% of the portfolio by appraised value at January 18, 1999. There is a risk that lessees could exercise these options in the future at prices below the pro rata portion of the unpaid principal represented by the Aircraft being purchased. If that occurs, it may reduce the amount, or delay the timing, of principal payments on the Notes.

IF LESSEES DO NOT DISCHARGE LIENS THAT ATTACH TO THE AIRCRAFT DURING THE TERM OF THE LEASE, WE MAY BE UNABLE TO REPOSSESS, RE-LEASE OR SELL AIRCRAFT.

     Liens may attach to the Aircraft in the course of their operation. These liens may impair our ability to repossess, re-lease or sell the Aircraft. Liens which secure the payment of airport taxes, customs duties, air navigation charges, landing charges, crew wages, repairer's charges or salvage attach to the Aircraft in the normal course of operation. The amounts which the liens secure may be substantial and may exceed the value of the Aircraft against which the lien is asserted. In some jurisdictions, a holder of aircraft liens may have the right to detain, sell or cause the forfeiture of the aircraft. The lessees may fail to comply with their obligations under the leases to discharge liens arising during the terms of the leases.

LESSEES MAY FAIL TO MAINTAIN VALID REGISTRATION OF THE AIRCRAFT -- LOSS OF AIRCRAFT REGISTRATION COULD HARM OUR ABILITY TO MAKE PAYMENTS ON THE NOTES.

     All of the Aircraft which are or will be operated must be registered with an appropriate aviation authority. If an Aircraft is operated without a valid registration, the lessee operator or, in some cases, the owner or lessor, may be subject to penalties which may result in a lien being placed on the Aircraft. Loss of registration could have other adverse effects, including grounding of the Aircraft and loss of insurance, which may have an adverse effect on our ability to make payments on the Notes.

INCREASED REGULATION OF THE AIRCRAFT INDUSTRY MAY IMPAIR OUR ABILITY TO RE-LEASE OR SELL AIRCRAFT.

     The aircraft industry is heavily regulated and aviation authorities may adopt additional regulations in jurisdictions where our Aircraft are registered or operated. Any additional regulations especially relating to aircraft noise and emissions, may cause us to incur significant costs, depress the value of the Aircraft and impair our ability to re-lease or sell Aircraft.

WE MAY NOT HAVE ENOUGH CASH FLOW TO MAKE PAYMENTS ON THE NOTES IF WE ARE UNABLE TO RE-LEASE AIRCRAFT QUICKLY OR ON FAVORABLE TERMS.

     We may not be able to re-lease the Aircraft upon expiration of the leases without incurring significant downtime. If we cannot re-lease the Aircraft we may not have enough cash flow to make payments on the Notes. Even if we can re-lease the Aircraft we may be unable to receive favorable rental rates, especially if there is reduced demand for aircraft on operating lease. Our ability to re-lease Aircraft and obtain acceptable lease payments and terms may suffer because of:

     -  economic conditions affecting the airline industry,

     -  the supply of competing aircraft and demand for particular types,

     -  lessor competition, and

     -  restrictions on our re-leasing flexibility under the indenture.

     The leases for eight of the Aircraft at June 30, 1999, representing approximately 24.53% of the portfolio by appraised value at January 18, 1999, are scheduled to expire before March 31, 2000. The leases for four of the Aircraft at June 30, 1999, representing approximately 15.56% of the portfolio by appraised value at January 18, 1999, are scheduled to expire in the period from April 1, 2000 to March 31, 2001. The leases for the remaining 22 aircraft at June 30, 1999, representing 59.91% of the portfolio by appraised value at January 18, 1999, are scheduled to expire before March 31, 2008. Re-leasing may also affect the rental rates we are able to obtain and may adversely affect our ability to make payments on the Notes, especially if there is less demand for aircraft on operating lease.

WE MAY INCUR SUBSTANTIAL COSTS IF LESSEES DO NOT PERFORM REQUIRED MAINTENANCE -- THIS WOULD REDUCE THE AMOUNTS AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

     The standards of maintenance observed by our lessees and the condition of the Aircraft at the time of sale or lease may offset future values and rental rates from our Aircraft. Under the leases, the lessee has the primary responsibility to maintain the Aircraft and to comply with all applicable governmental requirements. Some lessees may experience periodic difficulties in meeting their maintenance obligations resulting from adverse environmental conditions or financial and labor difficulties. If a lessee fails to perform required or recommended maintenance on an Aircraft during the term of such lease, the Aircraft may be grounded and we may incur substantial costs to restore the Aircraft to an acceptable maintenance condition before sale or re-lease. If our lessees do not perform their obligation to maintain the Aircraft, we may have to fund maintenance work on the Aircraft. Because our maintenance costs are expenses that rank senior to payments on the Notes, we may be unable to make payments on the Notes if our maintenance costs were to become sufficiently large. In some cases, we may have an obligation to reimburse the lessee or pay some or all of the cost of Aircraft maintenance. Our cash resources may not be sufficient both to fund maintenance requirements and make payments on the Notes, especially as the Aircraft age.

WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES IF AIRCRAFT INSURANCE IS NOT ADEQUATE TO COVER ANY LOSSES OR LIABILITIES WE INCUR.

     Our lessees have an obligation under the leases to maintain property and liability insurance covering their operation of the Aircraft. We can give no assurance that this insurance will be adequate to cover any losses or liabilities that we may incur in our business. For example, the loss or liability from an aviation accident or other catastrophic event may exceed the coverage limits in the policy. Other losses may not be covered by the insurance. There is also a risk that our lessees will not perform their insurance obligations under the lease, which may mean that insurance will not be available to us. In either case, we may be unable to make payments on the Notes if insurance proceeds do not cover losses or liabilities we may incur.

IF WE CANNOT OBTAIN THE REQUIRED LICENSES, CONSENTS AND APPROVALS TO RE-LEASE OR SELL AIRCRAFT, WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES.

     If we cannot obtain required government licenses, consents and approvals, we may be unable to re-lease or sell Aircraft. In that case, our cash flows may be insufficient to make payments on the Notes. Several leases require specific licenses, consents or approvals. These include licenses, consents or approvals from governmental or regulatory authorities to certain lease payments and to the import, re-export or de-registration of the Aircraft. There is a significant risk that subsequent legal and administrative changes will increase such requirements or that a license, consent or approval, once given, will be withdrawn. We may be unable to receive licenses, consents or approvals needed in connection with future re-leasing or sale of an Aircraft.

IF WITHHOLDING TAXES ARE IMPOSED ON LEASE RENTALS, THIS WOULD REDUCE OUR CASH FLOW AVAILABLE FOR PAYMENTS ON THE NOTES.

     We have attempted to structure our leases in such a way that either no withholding taxes will be applicable to payments by the lessees under the leases or, if withholding taxes are applicable, the lessees will be required to pay corresponding additional amounts. If such taxes must be paid and we cannot recover these additional amounts from the lessee, that amount will be unavailable for Note payments.

LESSEES IN WEAK FINANCIAL CONDITION MAY FAIL TO MAKE LEASE PAYMENTS -- THIS WILL REDUCE THE CASH FLOW AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

     There is a significant risk that the lessees in weak financial condition may default on their obligations under the leases. If lessees do not make rent and maintenance payments or are significantly in arrears, we will be unable to make payments on the Notes. The ability of each lessee to perform its obligations under its lease will depend primarily on its financial condition. A lessee's financial condition may be affected by various factors beyond their control, including competition, fare levels, passenger demand, operating costs, the cost and availability of finance, and environmental and other governmental regulation of the air transportation business. The economic conditions of the regions where our lessees operate will also affect their ability to meet their lease obligations. Many of our lessees are based or operate in regions such as Asia or Latin America that are experiencing severe economic crises. You should refer to "The Aircraft, Related Leases and Collateral -- The Lessees -- Regional Concentrations" for a detailed discussion of the regional concentrations of our lessees and the economic trends of the regions that may impact the lessees' financial condition.

     One lessee of two Aircraft is operating subject to a reorganisation plan and several of our lessees are in a weak financial position. Investors should also expect this to be the case with future lessees. As a result, a large proportion of lessees may consistently be significantly in arrears in their rental payments or maintenance payments. The environment for commercial aircraft operators in most geographic regions has been extremely favorable in the past few years. Therefore, the current level of defaults and lessee arrears should not be seen as representative of future defaults and arrears as economic conditions deteriorate. We can give no assurance that defaults and amounts in arrears will not increase as the market for aircraft on operating lease experiences further cyclical downturns, particularly in regions such as Asia or Latin America which are currently experiencing acute economic difficulties. You should refer to "The Aircraft, Related Leases and Collateral -- The Lessees -- Payment History" for a detailed discussion of the lessees that are having financial difficulties or are in arrears on their lease obligations.

OUR ABILITY TO RE-LEASE AIRCRAFT AND GENERATE CASH TO MAKE PAYMENTS ON THE NOTES WILL BE IMPAIRED IF WE CANNOT TERMINATE LEASES AND DE-REGISTER AND REPOSSESS AIRCRAFT WHEN A LESSEE DEFAULTS.

     We have the right to terminate the lease and repossess an Aircraft if there is an event of default under the relevant lease. However, we may be unable to terminate the lease or may incur substantial costs if we terminate a lease and de-register and repossess the Aircraft. If we cannot repossess the Aircraft, it will not be available for re-lease or sale. In that event, or if we incur substantial costs in terminating a lease and repossessing an Aircraft, we may be unable to make payments on the Notes.

     Our ability to terminate the lease and repossess an Aircraft may be limited by the following factors:

     - a lessee contesting AerCo group's right to terminate the lease and repossess the Aircraft;

     -  our inability to export, deregister and redeploy the Aircraft;

     - legal restrictions on our ability to terminate or repossess the Aircraft; and

     - the appointment of a trustee in bankruptcy or similar officer in the case of a bankrupt or insolvent lessee.

     Even if we are able to terminate the lease and de-register and repossess the Aircraft, we may incur substantial costs, including:

     - the direct costs associated with the termination of the lease or de-registration or repossession of an Aircraft, including legal costs;

     -  the cost of returning the Aircraft to the appropriate jurisdiction;

     - the payment of debts and taxes secured by liens on the Aircraft that were not paid by the lessee;

     - the costs of retrieving or recreating Aircraft records that are required for re-registering the Aircraft;

     -  costs to obtain a certificate of airworthiness for the Aircraft; and

     -  swap breakage costs incurred under our agreements with swap providers.

IF OUR ASSUMPTIONS ABOUT CASH FLOW AND OPERATING COSTS DO NOT MATCH ACTUAL EXPERIENCE, WE MAY BE UNABLE TO MAKE NOTE PAYMENTS ON TIME OR AT ALL.

     We have determined the expected final payment dates for the Notes based on assumptions about our future cash flows and interest and operating costs and possible future economic conditions. The purpose of these assumptions is to illustrate the payment provisions of the Notes. Many of these assumptions relate to future political, economic and market conditions that are outside our control and are difficult or impossible to predict. Market interest rates are an example of such an assumption. Other assumptions relate to future events that depend on the actions of lessees or others with whom we deal. Insurance recoveries and maintenance payments are examples of such assumptions. For this reason, it is unlikely that our experience in the future will be consistent with these assumptions. As a result, we may be unable to make payments on the Notes at the times and in the amounts that the assumptions indicate.

YOUR RIGHT TO RECEIVE PAYMENTS ON YOUR NOTES RANKS JUNIOR TO OUR EXPENSES, CERTAIN OTHER PAYMENTS WE MAY MAKE AND ANY MORE SENIOR SUBCLASSES OF NOTES.

     Our expenses and certain other payments which we must make rank senior to the Notes and are payable out of our funds before any payments are made on the Notes. Depending on the amount of these more senior payments, we may be unable to make the required payments on the Notes.

     Your right to receive payments of interest, principal and any premium on your Notes will rank junior to payments on more senior subclasses of Notes. If an event of default occurs, then the holders of a class of Notes may not exercise remedies under the indenture until all amounts we owe on more senior classes of Notes and our other more senior obligations have been paid. In that case, holders of the most senior class of Notes will control the exercise of these remedies.

THE NOTES HAVE A LIMITED TRADING MARKET -- AS A RESULT, YOU MAY BE UNABLE TO SELL YOUR NOTES OR THE PRICE OF THE NOTES MAY SUFFER.

     The Notes have a limited trading market, which may harm your ability to sell the Notes or the price at which you sell them. We issued the Notes to a limited number of institutional investors. The Notes are listed only on the Luxembourg Stock Exchange. No one has an obligation to make a market in the Notes. We do not intend to seek approval for quotation through any automated quotation system. Future trading prices for the Notes will depend upon many factors, including general economic conditions and our financial condition, performance and prospects.

WE MAY BE UNABLE TO REFINANCE THE SUBCLASS A-1 NOTES IN THE CAPITAL MARKETS -- THIS MAY DELAY THE REPAYMENT OF PRINCIPAL AND LOWER THE MARKET PRICE OF THE CLASS B AND C NOTES.

     The subclass A-1 Notes may reach their expected final payment date before we have received sufficient cash flows to repay them. In that case, we plan to refinance the subclass A-1 Notes by issuing refinancing notes. The refinancing notes will rank equally with the other class A Notes but the interest rate, principal payment provisions and other terms will be different. Our ability to refinance the subclass A-1 Notes will depend on many factors outside our control. These factors include general conditions in the capital markets and the markets' perception of the commercial aviation industry, the aircraft leasing business generally or our own company. If we cannot refinance the subclass A-1 Notes on acceptable terms, we may not be able to repay the subclass A-1 Notes by their expected final payment date. This may also delay repayment of principal on the class B and class C Notes and may result in lower market prices for the Notes.

     In the future, we may issue additional notes and refinancing notes that may also require refinancing like the subclass A-1 Notes. These notes would present the same refinancing risk that we describe above.

IF AERFI BECOMES BANKRUPT OR INSOLVENT, THE AIRCRAFT AND OUR OTHER ASSETS MAY NOT BE AVAILABLE TO REPAY THE NOTES AND OUR OTHER OBLIGATIONS.

     We have taken steps to structure our company, our acquisition of ALPS 94-1 and the acquisition of our other Aircraft owning subsidiaries from AerFi to ensure that our assets are not consolidated with AerFi's assets or otherwise become available to AerFi's creditors in any bankruptcy or insolvency proceeding involving AerFi. ALPS 94-1 took similar steps for the same purpose when it originally acquired its aircraft from AerFi in 1994 and 1995.

     If AerFi becomes bankrupt or insolvent, there is a legal risk that a court or other authority could decide that these steps were not effective to insulate our assets from AerFi's assets or that AerFi's transfer of Aircraft or companies to us was improper or was a charge rather than a true sale. As a result, the Aircraft and our other assets could become available to repay both AerFi's creditors and our creditors, including you. We could also lose all of our rights in the Aircraft and our other assets. In either case, it may be impossible to repay amounts outstanding under the Notes.

IF PAYMENTS OF PRINCIPAL AND INTEREST ON THE NOTES BECOME SUBJECT TO WITHHOLDING TAX, WE WILL NOT MAKE ADDITIONAL PAYMENTS TO YOU.

     We will not make any additional payments to noteholders for any withholding or deduction that is required under applicable law on payments on the Notes. If we are required to make a withholding or deduction, we will use reasonable efforts to avoid the application of withholding taxes. If we cannot avoid the withholding taxes, we may redeem the Notes. If withholding taxes are imposed on the Notes and we do not redeem them, we will reduce the amount of interest that you will receive by the amount of the withholding taxes. We have received opinions from our tax advisors that payments on the Notes will not be subject to Jersey or Irish withholding tax. You should be aware, however, that these opinions represent only the best judgment of counsel and are not binding on the applicable taxing authorities or the courts. The opinions depend upon certain factual assumptions and the existence of different facts could lead to circumstances not anticipated by counsel.

     Ownership of the Notes entails certain risks regarding the application of the tax laws of Ireland, the United States, Jersey and the jurisdictions in which the members of AerCo group and the lessees are organized, reside or operate. You should refer to "Item 7 -- Taxation" for a more detailed discussion of the possible tax consequences of owning the Notes.

OUR OPERATIONS MAY BECOME SUBJECT TO INCOME TAXES, WHICH WOULD REDUCE THE CASH FLOW AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

     Our operations may be subject to the income tax laws of Ireland, the United States, Jersey and other jurisdictions. There is also a risk that the Servicer's future management of the Aircraft may expose members of AerCo group to tax liabilities outside Ireland. If our income is subject to taxation, the cash flows available to make payments on the Notes may be reduced. For a more detailed discussion of our potential income tax liabilities you should refer to "Item 7 -- Taxation".

IF WE LOSE OUR IRISH TAX BENEFITS, THE RATING AGENCIES MAY DOWNGRADE THE NOTES AND WE MAY BE UNABLE TO MAKE REQUIRED NOTE PAYMENTS.

     AerCo, AerCo Ireland Limited and AerCo Ireland II Limited are entitled to certain corporate tax benefits for Shannon, Ireland certified companies, including a preferential corporate taxation rate of 10% through December 2005. The loss of these tax benefits could lead to a downgrade in the then-current ratings on the Notes and it could also affect our ability to make the required payments on the Notes.

     If AerFi Group were liquidated or were to cease to hold its 5% shareholding in AerCo, or if AerFi Group were to reduce or relocate its operations for any reason such that it failed to maintain, among other things, certain employment levels at Shannon, Ireland, or if AerFi Administrative Services or AerFi Cash Manager II were to resign or be removed as administrative agent or cash manager, respectively, of AerCo group, then AerCo, AerCo Ireland Limited, and AerCo Ireland II Limited may become subject to Irish corporate taxation at general Irish statutory rates, which is currently 28%. AerFi has agreed to use its best efforts to maintain the Shannon corporate tax benefits for the benefit of AerCo group.

     You should refer to "Item 7 -- Taxation -- Irish Tax Considerations -- Irish Income and Withholding Taxes on Payments on the Notes" for additional discussion of these Irish tax benefits.

     This Form 20-F also contains forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms or similar terminology. Our actual results could differ materially from those anticipated in these forward-looking statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined above.

                  THE AIRCRAFT, RELATED LEASES AND COLLATERAL

APPRAISERS' REPORTS

     AerCo group obtained appraisals of the Aircraft as of January 18, 1999. On the basis of these appraisals, the average appraised base value of the 34 Aircraft then owned by AerCo group was approximately $896 million compared with $938 million at March 1, 1998, the date of the initial base value appraisals. The appraised value is equal to the average of the opinions of the appraisers as to the base value of each Aircraft without taking into account the value of the leases, maintenance reserves or security deposits.

     The decrease in the appraisals since March 1, 1998 was approximately $22.6 million more than the expected decrease assumed by the Aircraft depreciation schedules that form part of the terms of the Notes. The average decline in the appraised base value of the fleet of 4.5% is based on an effective 11 months depreciation, from March 1, 1998 to January 18, 1999. The decline of 2.1% assumed in the prospectus issued by AerCo on April 15, 1999 is calculated on the basis of a six month period from July 15, 1998, using the assumed depreciation rate of 4.1% per annum described in that prospectus.

     The valuation of our fleet included in the offering memorandum issued by AerCo on June 23, 1998 was not depreciated for the period between March 1, 1998, the date of the initial base values and July 15, 1998, the closing date of the AerCo transaction. This factor accounts for a substantial portion of the difference between the appraisals as of January 18, 1999 and the value decline assumption in that offering memorandum. In addition, the appraisals reflected decreases in the values of Fokker 100s that are greater than we assumed, primarily as a result of Fokker exiting the industry. We also experienced greater than assumed decreases with respect to the values of A320-200s and B737-300/400/500s due primarily to continued price discounting by Boeing and Airbus and with respect to AerCo's A300B4-200 due to increased over supply of this aircraft type.

     The appraisers have provided appraisals of the value of each of the Aircraft at normal utilization rates in an open, unrestricted and stable market as of January 18, 1999, adjusted to account for the reported maintenance standard of the Aircraft. The appraisals were not based on physical inspection of the Aircraft. The appraisals explain the methodology used to determine the values for the Aircraft. Based on the appraisals, the aggregate base values calculated by each of the three appraisers for the Aircraft are $913.3 million in the case of BK Associates, Inc., $919.5 million in the case of Aircraft Information Services, Inc. and $855.0 million in the case of Airclaims Limited. You should not rely on the appraised value as a measure of the realizable value of any Aircraft. See "Risk Factors -- The appraised value of the Aircraft may be significantly higher than the actual value we would receive upon a sale of the Aircraft -- In that case, our ability to make scheduled payments on the Notes may suffer".

PORTFOLIO INFORMATION

THE AIRCRAFT

     All of the Aircraft hold or are capable of holding a noise certificate issued under Chapter 3 of Volume 1, Part II of Annex 16 of the Chicago Convention or have been shown to comply with the Stage 3 noise levels set out in
Section 36.5 of Appendix C of Part 36 of the United States Federal Aviation Regulations.

     The following table lists the Aircraft by type of aircraft both by reference to the number of Aircraft at June 30, 1999 and to the percentage of appraised value at January 18, 1999.

                                                                                          % OF AIRCRAFT BY
                                                       NUMBER OF                 ENGINE      APPRAISED
MANUFACTURER                       TYPE OF AIRCRAFT   AIRCRAFT(1)   BODY TYPE    STAGE         VALUE
------------                       ----------------   -----------   ----------   ------   ----------------
Boeing (65.47%).................   B737-400                 7       Narrowbody     3            19.65%
                                   B757-200                 3       Narrowbody     3            13.93
                                   B767-300ER               2       Widebody       3            13.42
                                   B737-300                 5       Narrowbody     3            12.68
                                   B747-200B                1       Widebody       3             3.57
                                   B737-500                 1       Narrowbody     3             2.21
Airbus (17.53%).................   A320-200                 5       Narrowbody     3            16.23
                                   A300-B4-200              1       Widebody       3             1.30
McDonnell Douglas Corporation
  (10.51%)......................   MD83                     3       Narrowbody     3             7.06
                                   DC8-71F                  2       Narrowbody     3             3.45
Fokker N.V. (6.49%).............   F100                     4       Narrowbody     3             6.49
                                                           --                                  ------
                                                           34                                  100.00%
                                                           ==                                  ======

---------------

(1) Subsequent to June 30, 1999, one Fokker 100 Aircraft on lease to Portugalia was sold.

     The following table lists the Aircraft by lessee at June 30, 1999 both by reference to the number of Aircraft and to the percentage of the appraised value at January 18, 1999.

                                                                 NUMBER OF     % OF AIRCRAFT BY
LESSEE(1)                                                       AIRCRAFT(2)    APPRAISED VALUE
---------                                                       -----------    ----------------
Spanair S.A.................................................          3              11.35%
Airtours International Airways Limited......................          2               6.68
Linea Aerea Nacional Chile S.A..............................          1               6.68
Asiana Airlines, Inc........................................          2               5.92
Turk Hava Yollari A.O.......................................          2               5.73
Transportes Aereos Regionais S.A............................          3               4.88
Philippine Airlines, Inc....................................          2               4.78
Air 2000 Limited............................................          1               4.71
China Southwest Airlines....................................          1               4.65
Aerovias Nacionales de Colombia S.A. Avianca................          1               4.58
Tower Air, Inc..............................................          1               3.57
Monarch Airlines Limited....................................          1               3.45
Canadian Airlines International Limited.....................          1               3.33
Aer Lingus Limited..........................................          1               2.80
Air Europe SpA..............................................          1               2.77
China Aviation Supplies Corporation and Civil Aviation
  Administration of China -- Yunnan Administration..........          1               2.69
Pegasus Hava Tasimaciligi A.S...............................          1               2.62
Malev RT....................................................          1               2.61
Gunes Ekspres Havacilik A.S.................................          1               2.60
British Midland Airways Limited.............................          1               2.58
Far Eastern Transport Corporation...........................          1               2.45
Air Pacific Limited.........................................          1               2.21
Aircraft International Leasing Limited......................          1               1.77
BAX Global, Inc.............................................          1               1.68
Portugalia-Companhia Portuguesa de Transportes Aereos,
  S.A.......................................................          1               1.62
Indian Airlines Limited.....................................          1               1.30
                                                                    ---             ------
                                                                     34             100.00%
                                                                    ===             ======

---------------

(1) Total number of lessees = 26

(2) Subsequent to June 30, 1999, one Fokker 100 Aircraft on lease to Portugalia, a Portugese lessee, was sold.

     The following table lists the Aircraft by country at June 30, 1999 according to the number of Aircraft and to the percentage of the appraised value at January 18, 1999.

                                                                 NUMBER OF     % OF AIRCRAFT BY
COUNTRY(1)                                                      AIRCRAFT(2)    APPRAISED VALUE
----------                                                      -----------    ----------------
United Kingdom..............................................          5              17.43%
Spain.......................................................          3              11.35
Turkey......................................................          4              10.96
Chile.......................................................          2               8.45
China.......................................................          2               7.34
South Korea.................................................          2               5.92
United States...............................................          2               5.25
Brazil......................................................          3               4.88
Philippines.................................................          2               4.78
Colombia....................................................          1               4.58
Canada......................................................          1               3.33
Ireland.....................................................          1               2.80
Italy.......................................................          1               2.77
Hungary.....................................................          1               2.61
Taiwan......................................................          1               2.45
Fiji........................................................          1               2.21
Portugal....................................................          1               1.62
India.......................................................          1               1.30
                                                                    ---             ------
                                                                     34             100.00%
                                                                    ===             ======

---------------

(1) Total number of countries = 18

(2) Subsequent to June 30, 1999, one Fokker 100 Aircraft on lease to Portugalia, a Portugese lessee, was sold.

     The following table lists the Aircraft by region at June 30, 1999 according to the number of Aircraft and to the percentage of the appraised value at January 18, 1999.

                                                                 NUMBER OF     % OF AIRCRAFT BY
REGION                                                          AIRCRAFT(1)    APPRAISED VALUE
------                                                          -----------    ----------------
Developed Markets
  Europe....................................................         11              35.96%
  North America.............................................          3               8.57
Emerging
  Asia......................................................          8              21.79
  Latin America.............................................          6              17.90
  Europe and the Middle East................................          5              13.56
Others......................................................          1               2.21
                                                                    ---             ------
                                                                     34             100.00%
                                                                    ===             ======

---------------

(1) Subsequent to June 30, 1999, one Fokker 100 Aircraft on lease to Portugalia, a Portugese lessee, was sold.

     The following table lists the Aircraft by year of aircraft manufacture or conversion to freighter at June 30, 1999 calculated by reference to the number of Aircraft and to the percentage of the appraised value at January 18, 1999.

                                                                 NUMBER OF     % OF AIRCRAFT BY
YEAR OF MANUFACTURE                                             AIRCRAFT(1)    APPRAISED VALUE
-------------------                                             -----------    ----------------
1981........................................................          1               3.57%
1983........................................................          1               1.30
1988........................................................          1               2.58
1989........................................................          4               9.54
1990........................................................          3               8.04
1991........................................................         10              30.45
1992........................................................         11              33.04
1993........................................................          3              11.48
                                                                    ---             ------
                                                                     34             100.00%
                                                                    ===             ======

(1) Subsequent to June 30, 1999, one Fokker 100 Aircraft on lease to Portugalia was sold.

     The following table lists the exposure of the Aircraft by seat category at June 30, 1999 calculated by reference to the number of Aircraft and to the percentage of the appraised value at January 18, 1999.

                                                                       NUMBER OF     % OF AIRCRAFT BY
SEAT CATEGORY    AIRCRAFT TYPE                                        AIRCRAFT(1)    APPRAISED VALUE
-------------    -------------                                        -----------    ----------------
91-120.......    B737-500, F-100                                            5               8.70%
121-170......    A320-200, B737-300, B737-400, MD83                        20              55.62
171-240......    B757-200                                                   3              13.93
241-350......    A300-B4-200, B767-300ER                                    3              14.72
      351 and    B747-200B
  above......                                                               1               3.57
Freighter....    DC8-71F                                                    2               3.45
                                                                          ---             ------
                                                                           34             100.00%
                                                                          ===             ======

(1) Subsequent to June 30, 1999, one Fokker 100 Aircraft on lease to Portugalia was sold.

AERCO GROUP PORTFOLIO ANALYSIS

     Further particulars of AerCo group's portfolio as of June 30, 1999 (except for appraised values which are as of January 18, 1999) are contained in the table below.

                                                                                                                        APPRAISED
                                                                                                         DATE OF        VALUE AT
                                                                 AIRCRAFT        ENGINE       SERIAL   MANUFACTURE/    JANUARY 18,
REGION                    COUNTRY               LESSEE             TYPE       CONFIGURATION   NUMBER    CONVERSION        1999
------                 --------------   ----------------------  -----------   -------------   ------   ------------   -------------
                                                                                                                      (U.S.$'000'S)
Asia.................  China            China Southwest         B757-200      RB211-535E4     26153    Aug-92             41,633
(Emerging)             China            Yunnan                  B737-300      CFM56-3C1       26068      Jun-92           24,099
                       India            Indian Airlines         A300-B4-200   CF6-50C2          240      May-83           11,648
                       Philippines      PAL                     B737-300      CFM56-3B1       24465      Aug-89           20,736
                       Philippines      PAL                     B737-300      CFM56-3B1       24677      Mar-90           22,103
                       South Korea      Asiana Airlines         B737-400      CFM56-3C1       25764      Jul-92           26,720
                       South Korea      Asiana Airlines         B737-400      CFM56-3C1       25765      Jul-92           26,285
                       Taiwan           FEAT                    MD83          JT8D-219        49952      Dec-91           21,983
Europe...............  Ireland          Aer Lingus              B737-400      CFM56-3C1       24685    May-90             25,091
(Developed)            Italy            Air Europe              A320-200      CFM56-5A1          85      Feb-90           24,800
                       Portugal         Portugalia(2)           F100          TAY650-15       11342      Aug-91           14,496
                       Spain            Spanair                 B767-300ER    PW4060          24999      Feb-91           60,437
                       Spain            Spanair                 MD83          JT8D-219        49627      Apr-89           20,493
                       Spain            Spanair                 MD83          JT8D-219        49790      Oct-89           20,780
                       United Kingdom   Air 2000                B757-200      RB211-535E4     26158      Feb-93           42,170
                       United Kingdom   Airtours                A320-200      CFM56-5A3         299      Apr-92           29,537
                       United Kingdom   Airtours                A320-200      V2500-A1          362      Nov-92           30,347
                       United Kingdom   British Midland         B737-400      CFM56-3C1       23868      Oct-88           23,132
                       United Kingdom   Monarch                 A320-200      CFM56-5A3         391      Feb-93           30,937
Europe...............  Hungary          Malev                   B737-300      CFM56-3C1       24909    Apr-91             23,366
(Emerging)             Turkey           Pegasus                 B737-400      CFM56-3C1       23979      Jan-89           23,466
                       Turkey           Sun Express             B737-300      CFM56-3C1       24908      Mar-91           23,308
                       Turkey           THY                     B737-400      CFM56-3C1       24904      Feb-91           24,912
                       Turkey           THY                     B737-400      CFM56-3C1       26066      Jun-92           26,467
Latin America........  Brazil           TAM                     F100          TAY650-15       11341    Aug-91             14,160
(Emerging)             Brazil           TAM                     F100          TAY650-15       11350      Apr-92           15,096
                       Brazil           TAM                     F100          TAY650-15       11351      Sep-91           14,431
                       Chile            Lan Chile               B767-300ER    PW4060          24947      Mar-91           59,841
                       Chile            Aircraft International  DC8-71F       CFM56-2C1       46040      Mar-91           15,858
                                        Leasing Limited(1)
                       Columbia         Avianca                 B757-200      RB211-535E4     26152      Aug-92           41,012
North America........  Canada           Canadian                A320-200      CFM56-5A1         403    Dec-93             29,791
(Developed)            United States    BAX Global              DC8-71F       CFM56-2C1       46064      Mar-92           15,040
                       United States    Tower Air               B747-200B     JT9D-7Q         22496      Oct-81           31,996
Other................  Fiji             Air Pacific             B737-500      CFM56-3C1       26067    Jun-92             19,785
                                                                                                                         -------
                                                                                                                         895,956
                                                                                                                         =======

---------------

(1) Aircraft International Leasing Limited is an indirect 100% subsidiary of Lan Chile.

(2) The Fokker 100 Aircraft on lease to Portugalia was sold subsequent to June 30, 1999.

ACQUISITION OF ADDITIONAL AIRCRAFT

     AerCo group may acquire additional commercial passenger or freight aircraft from various sellers, including AerFi. Cash flows from any additional aircraft and any additional leases will be available to satisfy AerCo's payment obligations, on the Notes and any additional notes. Any acquisition of additional aircraft and issuance of additional notes will be subject to certain conditions under the indenture.

THE LEASES

GENERAL

     All leases are managed by Babcock & Brown under the servicing agreement.

     The following description relates only to AerCo group's existing leases. Any additional leases acquired in connection with the acquisition of additional aircraft and any future leases entered into in connection with the re-lease of any Aircraft may differ from the description of the leases set forth below. However, any additional leases or future leases must comply with the operating covenants contained in the indenture.

     The leases are all operating leases under which AerCo generally will retain the benefit, and bear the risk, of the residual value of the Aircraft at the end of the lease. The lessees have agreed to lease the Aircraft for a fixed term. However, AerCo has granted purchase, extension or early termination options on certain Aircraft to the lessee or an affiliate of the lessee. Although the lease documentation is fairly standardized in many respects, significant variations do exist as a result of lessee negotiation.

LEASE PAYMENTS AND SECURITY

     Each lease requires the lessee to pay periodic rentals during the lease term. Certain of the leases require the lessee to pay periodic amounts as maintenance reserves or to provide maintenance letters of credit or guarantees.

     The lessees must make payments to the lessor without set-off or counterclaim, and must gross-up payments under the lease where payments are subject to certain withholding and other taxes. However, in certain cases, such amount will be limited to the amount that would have been payable if the lease had never been transferred from AerFi to AerCo. The leases also contain indemnification of the lessor for certain taxation liabilities and, in all but one case, taxation of indemnity payments. Indemnification for taxation liabilities typically includes value added and stamp duty taxes, but excludes income taxes or their equivalent. The lessees must also pay default interest on any overdue amounts.

     The lessees are liable through various operational indemnities for operating expenses accrued or payable during the term of the lease. These expenses include maintenance, operating, overhaul, airport and navigation charges, certain taxes, licenses, consents and approvals, aircraft registration and hull all risks and public liability insurance premiums. The lessees must remove liens on the Aircraft other than liens permitted under the leases.

     Under all of the leases, the lessee provided security deposits for its obligations. At June 30, 1999 the lessees have provided cash security deposits in the case of 16 leases representing 49.85% of the leases by appraised value at January 18, 1999. The lessees have provided letters of credit in the case of eleven leases representing 27.47% of the leases by appraised value at January 18, 1999. The lessees have provided a combination of cash security deposits and letters of credit in the case of the remaining seven leases or 22.68% of the leases by appraised value at January 18, 1999.

     Under ten of the leases, the lessor received general guarantees from third parties for the lessee's payment obligations under the lease. In some cases, the lessor also received guarantees of the lessee's performance obligations under the lease. In the case of seven of the leases, these guarantees were issued by the lessee's shareholder or affiliate. In the case of the leases to China Southwest and Yunnan, a guarantee for each lessee's payment obligations was issued by the Bank of China. In each case, the guarantee was subject to a stipulated maximum amount. In the case of one lease, letters of comfort were issued to the lessor by two of the lessee's shareholders.

RENTALS

     Rentals under 32 of the leases at June 30, 1999 -- 92.66% of the leases by appraised value at January 18, 1999 -- are payable monthly in advance. Rentals under the remaining two leases are payable quarterly in advance.

     Rental payments on the leases are calculated either on a fixed or floating rate basis. The rental payment of a lease, which is calculated on a floating rate basis generally has a rental floor that is payable even if LIBOR is 0% per annum plus an amount which varies with LIBOR or varies itself. The rental floor varies from lease to lease.

OPERATION OF THE AIRCRAFT

     The lessees must operate the Aircraft in compliance with all applicable laws and regulations. The Aircraft generally must remain in the possession of the lessees, and the lessor must approve any subleases of the Aircraft. The lessees may enter into charter or "wet lease" arrangements with the Aircraft under most of the leases, as long as lessees do not relinquish possession or operational control of the Aircraft. A wet lease is a lease with crew and services provided by the lessee. Under certain leases, the lessees may enter into subleases to specified operators without the lessor's consent, if certain conditions are met. Four of the lessees currently sublease their Aircraft: BAX Global to Air Transport International, Aer Lingus to Futura, China Southwest to China Xinjiang Airlines and AILL to Fast Air.

     The lessees may subject the engines and other equipment or components to removal or replacement and to pooling arrangements with permitted entities without the lessor's consent but subject to conditions and criteria in the relevant lease. The lessees may deliver possession of the Aircraft, engines and other equipment or components to the manufacturer for testing or similar purposes, or to a third party for service, maintenance, repair or other work required or permitted under the lease.

MAINTENANCE AND MAINTENANCE RESERVES

     The leases contain detailed provisions specifying maintenance standards and aircraft redelivery conditions. Lessees must provide monthly maintenance reserves under approximately half of the leases. Under the balance of the leases, the lessee or the lessor may be required to make certain adjustment payments to each other if the Aircraft or specified items at redelivery do not meet the standards. During the term of each lease, the lessee must ensure that the Aircraft is maintained in accordance with an agreed maintenance program designed to ensure that the Aircraft meets applicable airworthiness and other regulatory requirements. Generally, the lessee performs the agreed maintenance program. If the lessee has paid maintenance reserves, the payments are used to reimburse the lessee for significant maintenance charges, including major airframe and engine overhauls.

     If the leases do not provide for maintenance reserves payments, the lessor must rely on the lessee's credit and its ability to perform scheduled maintenance throughout the lease term, return the Aircraft in the condition required by the lease, or make any payments required upon termination of the lease.

     Because many of our Aircraft are roughly the same age and have similar usage patterns, a large portion of the portfolio will come due for major airframe and engine overhauls during 2000 and 2001. Depending on the level of AerCo's maintenance receipts, the timing of the overhauls and the amount of maintenance already done by the lessee, completing these overhauls could result in significant cash outflows during the next two years.

LESSEES' OPTIONS

     At June 30, 1999 purchase options for six of the Aircraft representing 23.57% of the Aircraft by appraised value have been granted to lessees under the lease or a separate purchase option agreement.

     All of the purchase options are currently exercisable. The duration of some purchase options depends on whether the lessee exercises a separate option to extend the lease. There are no purchase options which are exercisable at prices below the assumed note target prices.

     Five of the leases -- 12.12% of the leases by appraised value at January 18, 1999 -- include options for the lessee to extend the lease term. The rent payable during the extension period varies from lease to lease. Three of the leases or 7.69% of the leases by appraised value at January 18, 1999, contain provisions allowing early termination of the lease by the lessee.

COMPLIANCE WITH GOVERNMENTAL AND TECHNICAL REGULATION.

     In addition to general requirements regarding maintenance of Aircraft, aviation authorities issue airworthiness directives ("ADs") requiring the operators of aircraft to take particular maintenance actions or make particular modifications to a number of aircraft of designated types. ADs normally specify a period in which to carry out the required action or modification and generally enough time is allowed to permit the implementation of the AD in connection with scheduled maintenance of the aircraft or engines. The lessees usually bear the cost of compliance with ADs issued by applicable aviation authorities and, relevant manufacturers' recommendations. AerCo group may be required to contribute a portion of such costs over a specified threshold. However, if a lessee fails to perform ADs required on an Aircraft, AerCo group would bear the cost of compliance necessary for the Aircraft to maintain its certificate of airworthiness. In such circumstances, funds in the collection account and lessee funded account will be available to mitigate the costs of compliance, although such use would reduce the availability of such amounts to cover the cost of scheduled maintenance. There can be no assurance that such funds will be available at the time needed or that any funds available will be sufficient for such purposes.

     Other governmental regulations may apply to the Aircraft, including requirements relating to noise and emissions levels. Such regulations may be imposed not only by the jurisdictions in which the Aircraft are registered, but also in jurisdictions where the Aircraft operate. Chapters 2 and 3 of Chicago Convention establish two progressively restrictive noise level standards that correspond to the requirements for Stage 2 and Stage 3 aircraft. A number of jurisdictions have adopted, or are in the process of adopting, noise regulations which will require all aircraft to comply with the most restrictive of these standards. Such regulations restrict the future operation of aircraft that are not Stage 3 aircraft and will prohibit the operation of such aircraft in the relevant jurisdictions early in the next century -- 1999 in the case of the United States. Since AerCo group has the ability to acquire Stage 2 aircraft, these regulations may affect AerCo adversely. In addition, local municipalities may have more stringent noise regulations than those applicable to Stage 3 aircraft.

     Volume 2 of Annex 16 of the Chicago Convention also contains standards and recommendations regarding limitations on vented fuel and smoke and gaseous emissions for aircraft. While a number of countries have adopted regulations implementing these recommendations, such regulations generally have been prospective in nature, requiring only that newly manufactured engines meet particular standards after a particular date. To the extent that these regulations require modifications to the engines owned by AerCo group, they would be treated similar to ADs under the leases.

     Aviation authorities in Europe and North America have recently adopted regulations requiring the installation of traffic collision avoidance systems, automatic emergency locator transmitters and certain other systems. Depending on whether the costs of complying with these regulations are borne by AerCo or the lessees, installation of these systems could result in significant cash capital expenditures by AerCo in 2000 and 2001.

     The U.S. Federal Aviation Administration (the "FAA") has indicated that it will develop shortly a new test specification for insulation for the purpose of increasing fire safety on aircraft. The FAA has also begun discussion with the international aviation authorities on this matter. In addition, the FAA has indicated that it will propose requiring the use of improved insulation once the new test standard is developed. It is possible that additional service bulletins, new maintenance practices and mandatory airworthiness directives may be issued while the new standard for insulation is developed. If new standards for insulation are implemented, AerCo could incur significant costs in ensuring the Aircraft comply with these standards which could impact adversely on AerCo group's results of operations. It is currently not clear whether or to what extent manufacturers, owners or lessees would be responsible for the costs necessary to bring aircraft in compliance with such new test standards.

INDEMNIFICATION AND INSURANCE OF THE AIRCRAFT

GENERAL

     The lessees bear responsibility through an operational indemnity and carry insurance for any liabilities arising out of the operation of the Aircraft. The indemnity includes liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the Aircraft. In addition, the lessees are required to carry additional insurance that is customary in the air transportation industry. Babcock & Brown monitors the lessee's compliance with the insurance provisions of the leases. AerCo also has its own contingent liability coverage. This will cover a liability that is in excess of the coverage provided by a lessee's policy and where a lessee's policy lapses. AerCo's contingent third party liability insurance will cover all of the Aircraft and its contingent hull and hull war risks insurance covers certain of the Aircraft. The amount of the contingent liability policies may not be the same as required under the lease. The amount of third party contingent liability insurance is subject to certain limitations imposed by the air transportation insurance industry.

     If any of the existing insurance policies are canceled or terminated and in the case of the re-lease of an Aircraft, AerCo or Babcock & Brown may engage insurance experts to advise and recommend the appropriate amount of insurance coverage AerCo should procure.

     All insurance certificates contain a breach of warranty endorsement so that the additional insured parties remain protected even if the lessee violates any of the terms, conditions or warranties of the insurance policies, provided that the additional insured party has not caused, contributed to or knowingly condoned the breach.

LIABILITY INSURANCE

     The lessees are required to have third party liability insurance for a combined single limit in minimum amounts ranging between $350 million and $850 million for each Aircraft. In general, liability coverage on each Aircraft includes third party legal liability, property damage legal liability, passenger legal liability, baggage legal liability, cargo legal liability, mail and aviation general third party legal liability.

     In some jurisdictions, liabilities for risks that the lessees insure may attach to AerCo group as owner of the Aircraft regardless of whether AerCo is in any way responsible for the loss for which liability is asserted. In addition, claimants may assert claims against AerCo group on the basis of alleged responsibility for a loss, even if the claim is not sustained. Under the leases, the lessees are obligated to indemnify the lessor against claims. Covered claims include the costs of defending against claims by third parties against them for liabilities while the Aircraft are owned by AerCo group and under lease to the lessees.

     The indemnified losses include both operating costs relating to the actual operation of the Aircraft as well as losses to persons and property resulting from the operation of the Aircraft. The latter types of losses are generally covered by the lessee's liability insurances.

AIRCRAFT PROPERTY INSURANCE

     The lessees must carry other types of insurance that are customary in the air transportation industry, including all risks aircraft hull and hull war risks insurance and aircraft spares insurance. The value of the Aircraft hull and hull war risk insurance is usually stipulated in the lease. Aircraft spares insurance is usually on a replacement cost basis. Both types of insurance are subject to customary deductibles. In addition to the stipulated lease value coverage obtained by the lessees, AerCo group purchases declining "total loss only" coverage with respect to certain Aircraft. As of June 30, 1999, the sum of the stipulated loss value and the additional coverage for the Aircraft in place for all risks aircraft hull and hull war risks insurances was at least 107% of the appraised value of each Aircraft. On average, the sum of such coverages in place for each Aircraft was approximately 129% of the appraised value of each Aircraft. In many cases, the lessor can increase the insured value above the stipulated lease value consistent with industry practice with the lessee paying any increased premium. Permitted deductibles range from $250,000 to $1,000,000; however, the deductible generally applies only in the case of a partial loss. In the case of a total loss of an Aircraft no deductible would be applied against the insurance proceeds received.

     The leases include provisions defining an event of loss or a casualty occurrence so that where a total loss of the airframe occurs, with or without loss of the engines installed on the airframe, the agreed value is payable by the lessee. This payment is generally funded with insurance proceeds. However, the air transportation insurance industry practice is to treat only a loss of greater than 75% of the value of the aircraft, including the engines, as a total loss. Where insurance proceeds do cover a total loss, most leases require the lessor to pay to the lessee the balance of the insurance proceeds received under the hull all risks or war risks policy after deduction of all amounts payable by the lessee to the lessor under the lease.

POLITICAL RISK REPOSSESSION INSURANCE

     The lessor may arrange separate political risk repossession insurance for its own benefit, covering confiscation, nationalization and requisition of title of any Aircraft by the government of the country of registry and denegation and deprivation of legal title and rights. The political risk repossession insurance also covers the failure of the authorities in that country to allow de-registration and export of the Aircraft, subject to the conditions of the policies. At June 30, 1999, only 9.29% of the leases by appraised value of the aircraft concerned at January 18, 1999 require the lessee to reimburse the lessor for any political risk repossession insurance premiums.

THE LESSEES

     As of June 30, 1999, AerCo group leased the Aircraft to 26 lessees in 18 countries.

REGIONAL CONCENTRATIONS

     Asia Pacific Concentration. At June 30, 1999, 21.79% of the Aircraft by appraised value at January 18, 1999 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One lessee, Asiana, leased 5.92% of the Aircraft by appraised value at January 18, 1999.

     Trading conditions in Asia's civil aviation industry have been adversely affected by the severe economic and financial difficulties experienced recently in the region. The economies of the region have experienced particularly acute difficulties resulting in many business failures, significant depreciation of local currencies against the dollar (the currency in which lease payments are payable), downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. PAL a lessee of 4.78% of the Aircraft by appraised value at January 18, 1999, filed for bankruptcy protection approximately one year ago. Several airlines in the region, including one lessee, recently announced their intention to reschedule their aircraft purchase obligations, reduce headcount and eliminate certain routes. This downturn in the region's economies may undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations.

     Latin American Concentration. At June 30, 1999, 17.90% of the Aircraft by appraised value at January 18, 1999 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America can be expected to be in part dependent on the general level of political stability and economic activity and policies in the region. Future developments in the political systems or economies of this region or the implementation of future governmental policies in the region may have a material effect on lessee operations in the region. Developments in other "emerging markets" may also affect the economies of Latin American countries and the entire region.

     Most significantly, Brazil has experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and, since it devalued its currency on January 13, 1999, dramatic decreases in the value of its currency. One of the lessees operates three of the Aircraft in Brazil representing 4.88% of the Aircraft by appraised value at January 18, 1999. Continued weakness in the value of the Brazilian real, as well as general deterioration in the Brazilian economy, will mean that this lessee may be unable to generate sufficient revenues in Brazilian currency to pay the dollar-denominated rental payments under the leases. Failure by Brazil to address its current financial crisis could result in the crisis spreading to other Latin American economies and economies in other emerging markets.

     Colombia has recently suffered as a result of the deterioration in the value of the Colombian Peso and the resulting negative impact on the Colombian economy. One of the lessees which operates one of the Aircraft representing 4.58% of the Aircraft by appraised value at January 18, 1999 is a Colombian airline. Continued weakness in the value of the Colombian Peso, as well as general deterioration in the Colombian economy, will mean that this lessee may be unable to generate sufficient revenues in Colombian currency to pay the dollar denominated rental payments under the lease.

     Similarly, the Chilean economy has recently suffered adverse effects as a result of the continuing economic difficulties in Asia and lower market prices for certain of Chile's exported commodities, especially copper, woodpulp and fishmeal. In the past, Asia has accounted for a significant portion of Chile's exports. Copper is Chile's principal export product. Copper prices have declined dramatically over the past eighteen months, primarily as a result of Asia's economic difficulties as discussed above. Such economic developments, especially if they continue or worsen, could lead to lower levels of economic activity in Chile which could, in turn, adversely affect the operations of AerCo group's Chilean lessee. One lessee, Lan Chile, leased 6.68% of the Aircraft by appraised value at January 18, 1999.

     European Concentration. At June 30, 1999, 49.52% of the Aircraft by appraised value at January 18, 1999 were leased by operators based in Europe. Of this amount, lessees of 35.96% of the Aircraft are based in "developed" European markets, principally the United Kingdom and Spain. Lessees of the remaining 13.56% of the Aircraft were based in "emerging" European markets, principally Turkey and Hungary. One lessee, Spanair, leased 11.35% of the Aircraft by appraised value at January 18, 1999. As of June 30, 1999, 46.73% of the Aircraft by appraised value at January 18, 1999 were leased to charter operators in the tourism industry including 17.43% in the United Kingdom.

     The commercial aviation industry in Europe, as in the rest of the world generally, is highly sensitive to general economic conditions. Because a substantial portion of airline travel (business and especially leisure) is discretionary, the industry has tended to suffer severe financial difficulties during economic downturns. Accordingly, the financial prospects for European lessees can be expected to depend largely on the level of economic activity in Europe generally and in the specific countries in which such lessees operate. A recession or other worsening of economic conditions in any European country may adversely affect the European lessees' ability to meet their financial and other obligations under the leases. For example, the Russian economy has recently experienced severe difficulties, including significant devaluation of the rouble against the dollar. The downturn in Russia's economy may undermine business confidence and reduce demand for air travel in other emerging market countries. In addition, commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures from continuing deregulation of the airline industry by the EU. There can be no assurances that competitive pressures resulting from such deregulation will not have a material adverse impact on the operations of such lessees.

     North American Concentration. At June 30, 1999, 8.57% of the Aircraft by appraised value at January 18, 1999 were leased by operators in North America. As in Europe, the commercial aviation industry in North America is highly sensitive to general economic conditions. Since a substantial portion of airline travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have filed Chapter 11 bankruptcy proceedings and several major U.S. airlines have ceased operations.

PAYMENT HISTORY

     Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties.

     As of June 30, 1999, amounts outstanding for more than 30 days for rental payments, maintenance reserves and other amounts due under the leases equaled $5.6 million for 5 lessees who had a total of 6 Aircraft on lease. Amounts outstanding for between 30 to 90 days equaled $2.6 million and amounts outstanding for more than 90 days equaled $3 million. The outstanding amounts are net of agreed deferrals or other restructurings, default interest and cash in transit.

     As of June 30, 1999, a Latin American lessee representing 4.58% of the portfolio by appraised value owed $1.4 million, with $0.8 million in arrears for between 30 to 90 days and $0.2 million in arrears for more than 90 days. Babcock & Brown is in discussions with the lessee regarding the payment of this amount and future lease rentals.

     PAL, the lessee of two B737-300 Aircraft representing 4.78% of the portfolio by appraised value at January 18, 1999, has been adversely affected by the ongoing Asian economic crisis. On June 19, 1998, PAL filed a petition for approval of a rehabilitation plan with the Philippine SEC and subsequently, the Philippine SEC appointed an Interim Receiver. PAL was instructed by the Philippine SEC to submit a Rehabilitation Plan within thirty days. Following a number of applications for extension of this time limit, PAL filed a rehabilitation plan with the Philippine SEC on December 7, 1998. A revised plan was filed on March 15, 1999. It is unclear whether PAL will receive support for its proposed Rehabilitation Plan from its creditors. At June 30, 1999, $2.9 million was outstanding from PAL, with $0.3 million in arrears for between 30 to 90 days and $2.3 million in arrears for more than 90 days. Babcock & Brown is in negotiations with PAL regarding repayment of its arrearages. There can be no assurance, however, that PAL will ultimately repay its arrearages or be able to pay future lease rentals. AerCo group may encounter delays or difficulties in recovering possession of the Aircraft, which are currently operated within the Philippines, or terminating such leases. If the Aircraft are recovered, the technical costs required to ensure the Aircraft are in suitable condition for re-leasing may be significant.

     As of June 30, 1999, another Asian lessee representing 4.65% of the portfolio by appraised value at January 18, 1999 owed $1.2 million in rent which was outstanding for between 30 to 90 days.

     As of June 30, 1999, a North American lessee, representing 3.57% of the portfolio by appraised value at January 18, 1999, owed $0.90 million, with $0.3 million in arrears for between 30 to 90 days and $0.5 million in arrears for more than 90 days. Babcock & Brown is in discussions with the lessee regarding the payment of this amount and future lease rentals.

     As ALPS 94-1 has done in the past, AerCo expects to respond to the needs of lessees in financial difficulty including, restructuring the applicable leases or agreeing lease payment deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of Aircraft with less expensive Aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess Aircraft from defaulting lessees and re-lease the Aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial. You should refer to "Item 9A -- Quantitative and Qualitative Disclosures about Market Risk" for additional information on swap breakage costs.

     In addition, certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the related leases. Such difficulties have arisen from, inter alia, the failure of the applicable lessee to have in place a sufficiently well established maintenance program, adverse climate and other environmental conditions in the locations where such related Aircraft are operated or financial and labor difficulties experienced by the relevant lessee. A continuous failure by a lessee to meet its maintenance obligations under the relevant lease: (a) could result in a grounding of the Aircraft; (b) in the event of a re-lease of such Aircraft would likely cause AerCo group to incur costs, which may be substantial, in restoring such Aircraft to an acceptable condition; and (c) would be likely adversely to affect the value of the Aircraft.

DOWNTIME

     As of June 30, 1999, none of the Aircraft was off-lease. There can be no assurance that ALPS 94-1 and AerFi's experience will be indicative of AerCo group's and Babcock & Brown's ability to keep the Aircraft and any additional aircraft on-lease in the future. AerCo group and Babcock & Brown may be unable to re-lease Aircraft upon the expiration of leases as a result of a deterioration in industry conditions, decreased demand for specific types of aircraft or other factors.

     The table below lists the leases that are scheduled to expire through 2004, and also shows the number and type of Aircraft that we must re-lease through June 30, 2004. The table assumes that no lease will terminate early and that there are no sales of Aircraft or purchases of additional aircraft. More Aircraft may need to be re-leased if Aircraft become available through early lease terminations.

            AERCO GROUP LEASE PLACEMENT REQUIREMENT AT JUNE 30, 1999

                                                                         TO JUNE 30,
                                                               --------------------------------
AIRCRAFT TYPE                                                  2000   2001   2002   2003   2004
-------------                                                  ----   ----   ----   ----   ----
A300........................................................    --      1     --     --     --
A320........................................................     2     --     --      2      1
B737........................................................     6      4      1     --      2
B747........................................................    --     --     --     --      1
B757........................................................    --     --     --      2     --
B767........................................................     1      1     --     --     --
DC8.........................................................    --     --     --      1      1
F100........................................................    --     --     --     --     --
MD83........................................................    --     --      1     --      2

DESCRIPTION OF THE LESSEES

     The table below lists certain available information on the country of domicile, government, airline or principal shareholders, fleet size and composition and the first year of operation of each lessee. You should refer to "-- Portfolio Information" above for additional tables detailing at June 30, 1999 the exposure of the portfolio as a percentage of appraised value at January 18, 1999 to each lessee and the countries and geographic regions in which the lessees are domiciled.

                                          BEGAN               GOVERNMENT/COMMERCIAL
LESSEE             DOMICILE             OPERATION        AIRLINE/PRINCIPAL SHAREHOLDERS             FLEET(1)
------             --------             ---------   -----------------------------------------  -------------------
Aer Lingus.......  Republic of Ireland    1936      Government of Ireland (100%)                        6 B737-400
                                                                                                        7 B737-500
                                                                                                        5 A330-300
                                                                                                        5 A321-200
                                                                                                        1 A330-200
                                                                                                            1 MD11
Airtours.........  United Kingdom         1990      Airtours Plc (100%)                                10 A320-200
                                                                                                        2 A321-200
                                                                                                        2 A330-200
                                                                                                        1 A330-300
                                                                                                        6 B757-200
                                                                                                      3 B767-300ER
                                                                                                        1 B737-800
                                                                                                         1 DC10-30
Air 2000.........  United Kingdom         1986      First Choice Holidays Plc (100%)                    4 A320-200
                                                                                                       13 B757-200
                                                                                                      3 B767-300ER
                                                                                                        5 A321-200
Air Europe.......  Italy                  1989      Airline Management (50.1%)                        7 B767-300ER
                                                    SAir Group (49.9%)                                  1 A320-200

                                          BEGAN               GOVERNMENT/COMMERCIAL
LESSEE             DOMICILE             OPERATION        AIRLINE/PRINCIPAL SHAREHOLDERS             FLEET(1)
------             --------             ---------   -----------------------------------------  -------------------
Air Pacific......  Fiji                   1951      Government of Fiji (51%)                            1 B737-700
                                                    Qantas (46%)                                        1 B737-500
                                                    Air New Zealand (2%)                                1 B737-800
                                                                                                       2 B747-200B
                                                                                                      1 B767-300ER
Asiana...........  Republic of Korea      1988      Kumho Group (54%)                                  18 B737-400
                                                    Korean Development Bank                             3 B737-500
                                                    Korean Long Team Credit Bank 46%                   11 B747-400
                                                    Swiss Bank Corp                                     8 B767-300
                                                    Pacific Investment Capital of Switzerland         2 B767-300ER
                                                                                                        2 A321-100
Avianca..........  Colombia               1919      Government (100%)                                  3 B727-200A
                                                                                                        4 B757-200
                                                                                                      3 B767-200ER
                                                                                                      1 B767-300ER
                                                                                                            10 F50
                                                                                                           14 MD83
British Midland..  United Kingdom         1938      BBW Partnership (60%)                                   6 F100
                                                    SAS (40%)                                                3 F70
                                                                                                        2 A320-200
                                                                                                        6 A321-200
                                                                                                        7 B737-300
                                                                                                        4 B737-400
                                                                                                       12 B737-500
                                                                                                         1 ERJ-145
BAX Global.......  United States          1972      Bax Global Northern Air Freight (100%)              5 B727-200
                                                                                                       2 B727-200A
                                                                                                         13 DC8-60
                                                                                                         10 DC8-70
Canadian Airlines
  Int. ..........  Canada                 1987      Canadian Airlines Corp. (75%)                      13 A320-200
                                                      AMR (25%)                                       44 B737-200A
                                                                                                        4 B747-400
                                                                                                     12 B767-300ER
                                                                                                         5 DC10-30
                                                                                                       3 DC10-30ER
China Southwest..  People's Republic      1987      People's Republic of China (100%)                  15 B737-300
                   of China                                                                            12 B757-200
                                                                                                           3 AN-24
                                                                                                        3 A340-300
                                                                                                          4 TU-154
                                                                                                            4 Y-12
FEAT.............  Taiwan                 1957      China Development (controlled by the KMT,          2 B737 200A
                                                      Taiwan's ruling party) (14%)                      5 B757-200
                                                      China Airlines (10%)                                  3 MD82
                                                    Taiwan Aerospace Corporation (5%)                       5 MD83

                                          BEGAN               GOVERNMENT/COMMERCIAL
LESSEE             DOMICILE             OPERATION        AIRLINE/PRINCIPAL SHAREHOLDERS             FLEET(1)
------             --------             ---------   -----------------------------------------  -------------------
Indian             India                  1953      Government of India (100%)                 4 Fairchild 228-200
  Airlines.......                                                                                     1 B737-200AC
                                                                                                     8 A300-B2-100
                                                                                                     4 A300-B4-200
                                                                                                       30 A320-200
Lan Chile........  Chile                  1929      Grupo Cueto (38.5%)                               16 B737-200A
                                                    Grupo Pifiera (33.1%)                            14 B767-300ER
                                                    Grupo Hirmas (19%)                                   2 DC8-71F
                                                    Grupo Elben (8.4%)
Malev............  Hungary                1946      Government of Hungary (61.8%)                      3 B737-200A
                                                    Air Invest Ltd. (35%)                               2 B737-400
                                                                                                        2 B737-500
                                                                                                      2 B767-200ER
                                                                                                             6 F70
                                                                                                        3 B737-300
                                                                                                          6 Tu-154
Monarch..........  United Kingdom         1967      Cosmos Guide Holding                              4 A300-600ER
                                                    International NV (100%)                             5 A320-200
                                                                                                        2 A330-200
                                                                                                            2 MD11
                                                                                                        7 B757-200
                                                                                                        10 DC10-30
                                                                                                        3 A321-200
                                                                                                        1 L-1011-1
Pegasus..........  Turkey                 1990      Yapi Kredit Bank (49%)                              8 B737-400
                                                    Alper Elichin (21%)                                 1 B737-800
                                                    Silkar and Net Holdings (30%)
PAL..............  Philippines            1941      Lucio Tan (53.7%)                                2 A300-B4-200
                                                    Government (4.3%)                                   7 B737 300
                                                                                                        8 A330-300
                                                                                                        2 A340-300
                                                                                                        3 A320-200
                                                                                                        5 B747-400
Portugalia.......  Portugal(2)            1987      Groupo Espirito Saneto (80%)                            6 F100
                                                                                                           6 RJ145
Spanair..........  Spain                  1987      SAS (49%)                                         2 B767-300ER
                                                    Vaujes Mersans (51%)                                  18 MD-83
                                                                                                           4 MD-82
                                                                                                           2 MD-87
Sun Express......  Turkey                 1990      THY (50%)                                           3 B737-300
                                                    (Lufthansa) (40%)                                   2 B737-400
TAM..............  Brazil                 1986      VASP (3.3%)                                            40 F100
                                                    Cpt. Rolim Amao (President) (66.6%)                      9 F50
                                                                                                             5 F27
                                                                                                        5 Citation

                                          BEGAN               GOVERNMENT/COMMERCIAL
LESSEE             DOMICILE             OPERATION        AIRLINE/PRINCIPAL SHAREHOLDERS             FLEET(1)
------             --------             ---------   -----------------------------------------  -------------------
Tower Air........  United States          1982      Tower Travel (75%)                                  5 B747-100
                                                                                                       1 B747-100F
                                                                                                       9 B747-200B
                                                                                                      1 B747-200SF
THY..............  Turkey                 1933      Republic of Turkey (98.2%)                          7 A310-200
                                                                                                        7 A310-300
                                                                                                        6 A340-300
                                                                                                       4 B727-200A
                                                                                                       26 B737-400
                                                                                                        2 B737-500
                                                                                                            4 RJ70
                                                                                                           9 RJ100
Yunnan...........  People's Republic      1992      CAAC (100%)                                        14 B737-300
                                                    Civil Aviation Administration of                  3 B767-300ER
                                                    China                                               2 B737-700

---------------

(1) Source: Airclaims Limited CASE Database, June 17, 1999.

(2) The Fokker 100 Aircraft on lease to Portugalia was sold subsequent to June 30, 1999.

ITEM 2 -- DESCRIPTION OF PROPERTY

     AerCo group has no ownership or leasehold interest in any real property. AerCo's registered and principal office is located at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands and its telephone number is 011-44-1534-609000. For a description of AerCo group's interest in other property, see "Item 1. -- Description of Business -- The Aircraft, Related Leases and Collateral".

ITEM 3 -- LEGAL PROCEEDINGS

     AerCo group is not a party to any material legal proceedings.

ITEM 4 -- CONTROL OF REGISTRANT

     The capital stock of AerCo is not listed on any national exchange or traded in any established market. The beneficial ownership of the capital stock as of the date of this report on Form 20-F is presented below.

BENEFICIAL OWNERSHIP OF AERCO

                                                                         NUMBER OF    PERCENT
TITLE OF CLASS     NAME & ADDRESS                                         SHARES      OF CLASS
--------------     --------------                                        ---------    --------
Common Stock       Mourant & Co. Trustees Limited....................    19 Shares      95%
                   as trustees of AerCo Holding Trust
                   22 Grenville Street, St. Helier
                   Jersey, Channel Islands
                   AerFi Group plc...................................      1 Share       5%
                   Aviation House
                   Shannon,
                   Ireland

     Under the shareholders' undertaking entered into on July 15, 1998 by Mourant & Co. Trustees Limited as trustee of the Charitable Trust, the Nominees, AerFi, AerCo and the trustee, the charitable trust trustee and AerFi agreed that, as long as the Notes are outstanding, they will not, without the prior written approval of the trustee and all the directors, transfer any part of the capital stock held by them or any interest therein unless the transferee:

     (1) in the case of the capital stock held by the nominees for the charitable trust trustee, is a trustee of a trust formed for charitable purposes substantially identical to those for which the Charitable Trust is established; and

     (2) enters into an agreement substantially identical to the shareholders undertaking in favor of the trustee.

     In consideration for the undertakings given by the charitable trust trustee in the shareholders' undertaking, the charitable trust trustee is entitled to receive from AerCo an undertaking fee equal to $1,500 per annum. Under the instrument of trust establishing the Charitable Trust, a certificate given by the directors to the charitable trust trustee that its voting of the capital stock in a specified manner is in the best commercial interest of AerCo shall, for the purposes of the exercise of the charitable trust trustee's discretion, be conclusive that any such action is in AerCo's best commercial interests.

ITEM 5 -- NATURE OF TRADING MARKET

     The capital stock of AerCo is not listed on any national exchange or traded in any established market. The Notes are listed on the Luxembourg Stock Exchange which is not a trading market.

ITEM 6 -- EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
          SECURITY HOLDERS

     There are currently no Jersey foreign exchange control restrictions on the payment of interest or principal on the Notes.

     There are no restrictions under Jersey law or under the Company's Articles of Association that limit the right of non-resident or foreign owners to hold or vote the Notes.

ITEM 7 -- TAXATION

IRISH TAX CONSIDERATIONS

     The following summary is based on the advice of McCann FitzGerald, Irish lawyers to AerCo group, on principles of Irish taxation law. These principles depend on interpretation of current law, regulations, rulings and decisions and Irish Revenue practice, and reliance on Irish Revenue confirmations obtained prior to the issue of, and in connection with the old Notes, all of which are subject to change. Any such change may be applied retroactively and may adversely affect the principles of Irish tax on which the advice is based. This summary does not address all Irish tax principles that may apply to all categories of potential investors, some of which may be subject to special rules.

IRISH INCOME AND WITHHOLDING TAXES ON PAYMENTS ON THE NOTES

     Based on the advice of AerCo's Irish lawyers, there is no withholding or deduction for Irish taxes on principal and interest paid by AerCo on the global notes or any payment of the principal and interest on the book-entry interests. The foregoing advice, insofar as it relates to interest, is based on certain assumptions, including that the Notes, including the global notes are listed on the Luxembourg Stock Exchange or on another stock exchange which is recognized for relevant purpose of Irish law and that interest on the global and book-entry Notes is paid by a paying agent outside of Ireland.

     The issuance of definitive notes may cause interest payments to be subject to Irish withholding tax at the standard income tax rate currently 24%. If any Irish withholding tax is imposed, noteholders and holders of book-entry interests should note that AerCo will not make any additional payments for any withholding tax. In this regard, Ireland has tax treaties with a number of jurisdictions which, under certain circumstances, reduce the rate of Irish withholding tax on payments of interest to persons resident in those jurisdictions. A holder of a definitive note who is entitled to the benefit of Article 11 of the income tax treaty between the United States and Ireland (the "Treaty") (such a holder a "U.S. Holder") will normally be eligible to recover in full any Irish tax withheld from payments of interest to which such U.S Holder is beneficially entitled by making a claim under the Treaty on the appropriate form. Alternatively, a claim may be made by a U.S. Holder in advance of a payment of interest. If the claim is accepted by the Irish Revenue, it will normally authorize subsequent payments to that U.S. Holder to be made without withholding for Irish tax.

     Noteholders who are not ordinarily resident in Ireland will not be subject to Irish income tax on interest paid by AerCo on the Notes so long as the interest payments are made by AerCo in the course of carrying on relevant trading operations under its Shannon certificate. For additional information on these Shannon certified operations and their termination in 2005 and factors which might lead to their earlier termination, see "Irish Taxation of the AerCo Group" below. After December 2005 or on earlier termination of AerCo Shannon certified operations, the exemption from Irish tax described above currently enjoyed by noteholders who are not ordinarily resident in Ireland will terminate, absent a change in law in the intervening period.

     Interest payments made by AerCo have an Irish source and whether or not paid gross are, under existing Irish tax law, chargeable to Irish income tax by self-assessment, subject, however, to such relief as may be afforded by the provisions of any applicable double tax treaty. However, as a matter of practice, the Irish tax authorities do not pursue collection of any such liability for Irish tax for persons who are not resident in Ireland except where such persons:

     - receive payments of interest through a person (including a trustee) or in the name of an agent or branch in Ireland having the management and control of the interest; or

     - seek to claim relief and/or repayment of tax deducted at source in respect of taxed income from Irish sources; or

     - are chargeable to Irish corporation tax on the income of an Irish branch or agency or to income tax on the profits of a trade carried on in Ireland to which the interest is attributable.

     The termination of the legislative provisions dealing with Shannon certified operations on December 31, 2005 will not affect the exemption from Irish withholding tax described above.

TAXATION OF CAPITAL GAINS

     Capital gains tax is chargeable at the rate of 20% on taxable capital gains with allowance being made for inflation adjusted acquisition costs and enhancement expenditure. The Notes are chargeable assets for Irish capital gains tax purposes. However, non-resident holders are only liable for capital gains tax on the disposal of the Notes where the Notes are unquoted and derive their value or the greater part of their value from land and buildings or mineral rights situated in Ireland.

IRISH CAPITAL ACQUISITION TAX

     Irish capital acquisitions tax (CAT) on individuals applies to gifts and inheritances where the donor is domiciled in Ireland at the date of the gift or inheritance or to the extent that the property of which the gift or inheritance consists is situated in Ireland at the date of the gift or inheritance. The donee is primarily liable to pay the CAT. Persons who are secondarily liable include the donor, his personal representative and an agent, trustee or other person in whose care the property constituting the gift or inheritance or the income from the property is placed. All taxable gifts and inheritances received by an individual since December 1, 1988 are aggregated and only the excess over a certain tax-free threshold is taxed. The tax-free threshold depends on the relationship between the donor and donee and the aggregation of all previous gifts and inheritances. The current tax-free threshold amounts are:

     - IRL12,860 for gift and inheritances between persons who are not related to one another,

     - IRL25,720 for gifts and inheritances received from a brother, sister or from a brother or sister of a parent or from a grandparent, and

     -  IRL192,900 for gifts and inheritances received from a parent.

     Gifts and inheritances between spouses are exempt from CAT. CAT is charged at progressive rates ranging from 15% to 30% for gifts and from 20% to 40% for inheritances. The Notes may constitute property situated in Ireland for CAT purposes. There is no gift and inheritance tax convention between the United States and Ireland. Although an estate tax convention between the two countries was ratified in 1951, estate duty was abolished in Ireland in 1975, and it is not clear whether the estate tax convention is applicable to Irish gift and inheritance taxes that replaced the former estate duty.

PROBATE TAX

     A 2% Irish probate tax is payable on the value of any Notes passing under the will or intestacy of an individual. No probate tax is payable on inheritances from spouses. Since probate tax was only introduced in 1993, it is not clear whether credit relief would be available under the estate tax convention discussed above.

IRISH STAMP DUTY

     No stamp duty, stamp duty reserve tax or issue, documentary, registration or other similar tax imposed by any government department or other taxing authority of or in Ireland (collectively "Irish stamp duty") will be payable by noteholders on the creation, initial issue or delivery of Notes.

     Since the global notes are bearer securities, they will not be charged with Irish stamp duty, if transferred by delivery. The global notes will be exempt from Irish stamp duty under section 106 of the Finance Act, 1993 if the issue price is not less than ninety percent of their nominal value and if transferred by a written instrument. If that exemption was not applicable and in the absence of any other applicable exemption such instrument in writing would be chargeable with Irish stamp duty if either the instrument was executed in Ireland or, wherever executed, related to any property situated in Ireland (which would include Notes physically located in Ireland) or any matter or thing done or to be done in Ireland. Transfers of book-entry interests in the Notes which are not effected by written instrument will not be chargeable with Irish stamp duty. Any Irish stamp duty charged on such an instrument would be at the rate of one per cent on the amount of the consideration for the transfer or, if greater, the market value of the Notes.

IRISH TAXATION OF THE AERCO GROUP

     The following discussion of the Irish taxation of the AerCo Group is based on the advice of KPMG, AerCo's tax advisor.

     AerCo, AerCo Ireland and AerCo Ireland II are entitled to certain corporate tax benefits for Shannon, Ireland certified companies including a preferential corporate taxation rate of 10% through December 2005. AerCo, AerCo Ireland, and AerCo Ireland II may become subject to Irish corporate taxation at the general Irish statutory rate which is currently 28% if:

     - AerFi Group were to be liquidated or were to cease to hold its 5% shareholding in AerCo;

     - AerFi Group were to reduce or relocate its operations for any reason such that it failed to maintain, among other things, certain employment levels at Shannon, Ireland; or

     - AerFi Administrative Services Limited or AerFi Cash Manager II Limited were to resign or be terminated as administrative agent or cash manager of AerCo group.

     Upon the scheduled termination of the Irish preferential 10% tax rate on December 31, 2005, AerCo and the other Irish tax-resident members of the AerCo group will become subject to Irish corporate tax on their net trading income at a 12.50% rate as provided for in the Irish Finance Act of 1999. This legislation provides for non-trading income to be taxed at 25%. There can be no assurance that these tax rates will not be changed in future.

     A company will not be subject to Irish income tax provided that it is not Irish tax resident, has no branch or agency in Ireland and has no Irish-source income. ALPS 94-1 and AerCo USA have adopted certain operational provisions in their organizational documents regarding the management and operation of their businesses designed to minimize the likelihood of Irish taxation of their income. Based on the advice of KPMG, Irish tax advisor to AerCo, neither ALPS 94-1 nor AerCo USA will be subject to Irish income tax on their non-Irish source income. However, there can be no assurance that ALPS 94-1 or AerCo USA will not be subject to Irish tax on some or all of their income.

IRISH VALUE-ADDED TAX

     Ireland generally imposes Value Added Tax (VAT) on the supply of goods and services. Any Irish VAT that may become payable by an AerCo group company in connection with any management services performed by Babcock & Brown will be eligible to be reclaimed by that company on the assumption that invoices addressed to any AerCo group company relate to costs attributable to a business activity of that company which is considered to be a supply of goods or services by that company, regardless of whether such supply of goods or services has an Irish place of supply for VAT purposes and that business activity is not one which would be considered VAT exempt under Irish VAT law.

     Some or all of the services provided to AerCo group by the Cash Manager may be exempt from Irish VAT. To the extent that any Irish VAT is payable on services provided to an AerCo group company by the Cash Manager or by the Administrative Agent such VAT will be eligible to be reclaimed by that company on the same assumption as set out in the preceding paragraph.

     Payments by the lessees to AerCo and its Irish-resident subsidiary companies will not be subject to Irish VAT in any case where the Aircraft are used or to be used by a transport undertaking operating for reward chiefly on international routes.

CERTAIN JERSEY TAX CONSIDERATIONS

     The following summary is based upon the advice of Mourant du Feu & Jeune, AerCo's Jersey tax counsel, on the tax treatment under Jersey law of AerCo and ALPS 94-1 and the tax treatment under Jersey law for the purchase, ownership and disposition of the Notes. The discussion is based on an interpretation of laws, regulations, rulings and decisions, including certain letters from the Comptroller of Income Tax in Jersey and the Director of the Jersey Financial Services Department, the functions of which were taken over by the Jersey Financial Services Commission with effect from July 1, 1998, all of which are currently in effect and are subject to change. Any such change may be applied retroactively and may adversely affect the Jersey tax consequences described herein. Unless otherwise noted, the term "Note" refers to both the actual global notes and the interest in the global notes held indirectly through DTC, Cedel or Euroclear.

INCOME TAXES

     AerCo will qualify as an "exempt company" under Article 123A of the Income Tax (Jersey) Law 1961 as amended as long as it makes the returns of information and pays the fees, currently L600 per annum, as required by that Article and, subject to the concession referred to below, as long as no Jersey resident has a beneficial interest (for purposes of the 1961 Law) in AerCo. As an exempt company, AerCo will be treated for purposes of the 1961 Law as not resident in Jersey and will pay no Jersey income tax other than on income arising in Jersey (but, by long standing concession, excluding bank deposit interest arising in Jersey) and on profits of its trade (if any) carried on through an established place of business in Jersey. For purposes of the 1961 Law the Comptroller of Income Tax in Jersey, among other things, has:

     - granted a concession that the holders of AerCo Notes will not be regarded as having a beneficial interest (for the purposes of Article 123A of the 1961 Law) in AerCo;

     - confirmed that the holding of the shares in the capital of AerCo by or on behalf of the charitable trust trustee and AerFi Group will not prejudice the exempt company status of AerCo;

     - confirmed that the income generated by the activities undertaken by AerCo as described herein will not be treated as income arising in Jersey; and

     - confirmed that the administration in and from Jersey of the business undertaken by AerCo as described herein will not constitute the carrying on of a trade through an established place of business in Jersey.

     Accordingly based on the advice of our Jersey tax counsel, AerCo will not be subject to Jersey income tax.

WITHHOLDING TAXES

     In general, Jersey imposes a withholding tax at the rate of 20% on interest and other amounts paid to non-residents of Jersey on a debt obligation of a company resident in Jersey. However, no such withholding tax is imposed with respect to an exempt company (as defined above). Accordingly, based upon AerCo's qualification as an exempt company, according to the advice of our Jersey tax counsel, no withholding tax will be deducted from interest and other amounts paid on the Notes on account of Jersey taxes.

     In the event that any Jersey withholding tax is imposed, noteholders should note that there is no income tax treaty between the United States and Jersey that would apply to reduce or eliminate such withholding. Noteholders should note further that AerCo will not be obligated under the terms of the Notes to make any additional payments in respect of any such withholding tax. Accordingly, in the event that withholding were to be required on account of Jersey taxes, distributions to noteholders may be less than those which would be made on the Notes in the absence of any such withholding tax.

OTHER TAXES

     There is no taxation of capital gains (other than with respect to certain tax avoidance transactions) in Jersey. As a result, the capital gains of AerCo on its investments and the capital gains of noteholders on a sale or transfer of their Notes will not be subject to taxation in Jersey. There is no value added tax or other relevant taxation in Jersey. No stamp duty, stamp duty reserve tax or issue, documentary, registration or other similar tax imposed by any governmental department or other taxing authority of or in Jersey is payable in connection with the creation, initial issue, delivery or transfer inter vivos of the Notes.

     In the event that on the death of a sole individual holder of Notes who is a non-resident of Jersey, such Notes are situated in Jersey (by virtue of their being held on a register in Jersey or in bearer form and held in Jersey at the date of death or otherwise deemed to be situated under applicable rules of private international law), a grant of probate or letters of administration would have to be obtained in Jersey and a duty of up to 1% of the value of the assets of the deceased situated in Jersey would be payable.

ALPS 94-1

     ALPS 94-1 will qualify as an exempt company under the 1961 Law as long as AerCo also qualifies as an exempt company and as long as ALPS 94-1 makes the returns of information and pays the fees as required by Article 123A of the 1961 Law (as described above). As an exempt company, ALPS 94-1 will be treated for the purposes of the 1961 Law in the same way as AerCo. Accordingly, based on the advice of our Jersey tax counsel, no withholding tax will be deducted from any amounts paid by ALPS 94-1 to AerCo as described herein on account of Jersey taxes.

UNITED STATES TAXATION OF THE AERCO GROUP

     AerCo, ALPS 94-1, AerCo Ireland and AerCo Ireland II do not expect to have any material U.S. federal income tax liability. However, this conclusion may depend, in part, on:

     -  the nature of such companies' income and operations, and

     - in the case of AerCo Ireland and AerCo Ireland II, qualification for the benefits of the income tax treaty between the United States and Ireland.

     AerFi and certain of its affiliates, with the support of the Irish authorities, have sought a ruling from the United States authorities under the treaty, to the effect that certain subsidiaries and affiliates of AerFi would be deemed to meet certain requirements necessary for eligibility for treaty benefits. AerFi is awaiting a tax ruling on certain restructuring transactions undertaken in 1998. However, there can be no assurance that a ruling will be obtained, that AerCo, AerCo Ireland or AerCo Ireland II would be covered by the ruling or that such companies or ALPS 94-1 would not be subject to United States federal income tax on some or all of their income with the result that the cash flow available for payments on the Notes would be reduced.

ITEM 8 -- SELECTED FINANCIAL DATA

     AerCo was incorporated on June 4, 1998. However, it did not conduct any business operations until it acquired its Aircraft portfolio and issued the old Notes on July 15, 1998. On that date, AerCo purchased all of the outstanding capital stock of ALPS 94-1 and also purchased all of the capital stock of the AerFi transferred companies. The AerFi transferred companies owned ten Aircraft at July 15, 1998.

     On April 16, 1999, AerCo commenced an exchange offer under which the old Notes were exchanged for the Notes which are registered with the Securities and Exchange Commission. The registration statement filed by AerCo in connection with the exchange offer was declared effective on April 15, 1999. In connection with the terms of the old Notes, additional incremental interest at a rate of 0.5% per annum ("Step-up Interest") accrued on the old Notes from April 13, 1999 until the Notes were issued in exchange for the old Notes on May 14, 1999.

     The selected consolidated financial data set forth below has been extracted from the audited consolidated financial statements of ALPS 94-1, for each of the fiscal years ended June 30, 1995, 1996, 1997 and 1998, and the period from July 1, 1998 to July 14, 1998 and of AerCo, for the period from July 15, 1998 to March 31, 1999.

     Arthur Andersen, independent chartered accountants, audited the financial statements of ALPS 94-1 for the years ended June 30, 1995, 1996 and 1997. KPMG, independent chartered accountants, audited the financial statements of ALPS 94-1 for the year ended June 30, 1998 and the period from July 1, 1998 to July 14, 1998. KPMG, independent chartered accountants, audited the financial statements of AerCo for the period from July 15, 1998 to March 31, 1999.

     The selected financial data of ALPS 94-1 include the results of operations and financial condition of the 27 Aircraft originally acquired by ALPS 94-1 from AerFi in August 1994, including:

     - the Boeing 767-300ER aircraft that was purchased by AerFi from ALPS 94-1 immediately prior to the closing of the offering of the old Notes and was not one of the Aircraft acquired on July 15, 1998.

     - the A300-B4-200 aircraft up to April 28, 1998 when AerFi acquired this aircraft from ALPS 94-1. AerFi subsequently sold this aircraft to AerCo as part of the AerFi transferred aircraft.

     Comparative financial information for ALPS 94-1 is presented as ALPS 94-1 is considered to be the predecessor business of AerCo and we believe that the ALPS 94-1 selected financial data set forth below is an appropriate presentation because:

     - AerCo was formed mainly for the purpose of refinancing the aircraft portfolio of ALPS 94-1

     - Our initial portfolio included 26 of the 27 aircraft that ALPS 94-1 originally acquired from AerFi

     - The original ALPS 94-1 aircraft represented 79% of our initial portfolio by appraised value as at March 1, 1998

     - Our ongoing aircraft leasing activities are largely the same as those conducted by ALPS 94-1.

     Such data, however, is not indicative of the financial results of AerCo group in the period from July 15, 1998 to March 31, 1999.

     ALPS 94-1 did not conduct any business operations prior to its acquisition of the original ALPS 94-1 aircraft from AerFi in 1994. Accordingly, the financial data for the fiscal year ended June 30, 1995 only includes trading data for the period from August 24, 1994 to June 30, 1995.

     The selected financial data of AerCo includes the results of operations and financial position relating to the 35 Aircraft acquired by AerCo in July 1998, through its acquisition of the capital stock of ALPS 94-1 and the capital stock of the AerFi transferred companies.

     We have also included in this Form 20-F unaudited pro forma combined financial information for AerCo group for the nine months ended March 31, 1998 (see "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations"). Such pro forma financial information gives effect, among other things, to the issuance by AerCo of the Notes, the refinancing of ALPS 94-1 and AerCo's acquisition of ALPS 94-1 and the AerFi transferred companies.

     We have included audited financial statements for the AerFi transferred aircraft for the years ended June 30, 1997 and 1998 and the period from July 1, 1998 to July 14, 1998 elsewhere in this Form 20-F. These financial statements include information on the A300-B4-200 aircraft only from April 28, 1998, the date AerFi acquired it. Arthur Andersen, independent chartered accountants, audited the financial statements for the year ended June 30, 1997. KPMG, independent chartered accountants, audited the financial statements for the year ended June 30, 1998 and the period from July 1, 1998 to July 14, 1998. We have presented these financial statements on the basis that the AerFi transferred aircraft were operated separately from AerFi for the periods presented. You should note that the companies owning the AerFi transferred aircraft did not conduct any independent business operations in the years presented.

     The consolidated financial statements of ALPS 94-1 and AerCo have been prepared in accordance with U.K. GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of the principal differences and a reconciliation from U.K. GAAP to U.S. GAAP of shareholders' deficit and net income or loss at and for the fiscal years ended June 30, 1997 and 1998 and the period from July 1, 1998 to July 14, 1998 for ALPS 94-1 and the period from July 15, 1998 to March 31, 1999 for AerCo, see Notes 25, 26, 27 and 28 to the AerCo audited consolidated financial statements and "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- ALPS 94-1 Results of Operations -- Year Ended June 30, 1998 Compared With Year Ended June 30, 1997 -- Differences between U.K. GAAP and U.S. GAAP".

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

                                                              ALPS 94-1                                  AERCO
                                   ----------------------------------------------------------------   -----------
                                   PERIOD FROM                                          PERIOD FROM   PERIOD FROM
                                     JUNE 2,                                              JULY 1,      JULY 15,
                                     1994 TO     YEAR ENDED   YEAR ENDED   YEAR ENDED     1998 TO       1998 TO
                                    JUNE 30,      JUNE 30,     JUNE 30,     JUNE 30,     JULY 14,      MARCH 31,
                                      1995          1996         1997         1998         1998          1999
                                   -----------   ----------   ----------   ----------   -----------   -----------
                                                                   ($ THOUSANDS)
U.K. GAAP
Revenues
  Aircraft leasing...............      88,050       102,460     101,434      100,682          3,635       82,826
Expenses
  Depreciation...................     (18,158)      (17,978)    (38,062)     (37,826)        (1,519)     (33,821)
     Exceptional item --
     additional depreciation.....          --            --     (34,385)          --             --           --
  Provision for impairment in
     aircraft value..............          --       (12,000)         --       (8,720)            --           --
  Amortisation of goodwill.......          --            --          --           --             --       (1,669)
  Net interest expense...........     (64,206)      (73,576)    (71,037)     (69,785)        (2,757)     (54,108)
  Other expenses.................      (3,702)       (5,581)     (5,053)      (6,599)          (646)      (8,311)
     Exceptional item --
       termination fee...........          --            --          --      (12,700)            --           --
Income/(loss) from operations....       1,984        (6,675)    (47,103)     (34,948)        (1,287)     (15,083)
Profit on sale of aircraft.......          --            --          --        2,426             10           10
Reduction in indebtedness........          --            --       5,258           --             --           --
Income/(loss) before provision
  for taxes......................       1,984        (6,675)    (41,845)     (32,522)        (1,277)     (15,073)
Taxes............................         (69)         (200)        143          (33)            --          (35)
Dividends........................          (2)           --          --           --             --           --
Net income/(loss)................       1,913        (6,875)    (41,702)     (32,555)        (1,277)     (15,108)
U.S. GAAP
Depreciation.....................     (16,442)      (32,338)    (32,339)     (32,053)        (1,276)     (28,062)
Provision for permanent
  diminution in aircraft value...          --       (12,000)         --         (520)            --           --
Reduction in indebtedness........          --            --       5,258           --             --           --
Net (loss)/income................     (13,603)      (21,590)     (1,594)     (20,808)         5,973       19,760

CONSOLIDATED BALANCE SHEET DATA

                                                           ALPS 94-1                              AERCO
                                    --------------------------------------------------------   -----------
                                     JUNE 30,     JUNE 30,    JUNE 30,   JUNE 30,   JULY 14,    MARCH 31,
                                       1995         1996        1997       1998       1998        1999
                                    ----------   ----------   --------   --------   --------   -----------
                                                                ($ THOUSANDS)
U.K. GAAP
Aircraft, net of accumulated
  depreciation and provision for
  permanent diminution in aircraft
  value...........................     957,021      927,043    854,596    800,090    732,905       904,253
Total assets......................   1,039,938    1,021,356    950,031    890,873    881,804     1,019,328
  Indebtedness....................    (976,494)    (953,376)  (919,157)  (877,128)  (875,015)     (949,217)
  Provision for maintenance.......     (27,432)     (37,571)   (44,274)   (42,336)   (41,274)      (39,697)
Total liabilities.................  (1,036,052)  (1,024,345)  (994,722)  (968,119)  (960,327)   (1,034,436)
Shareholders' equity/(deficit)....       3,886       (2,989)   (44,691)   (77,246)   (78,523)      (15,108)
U.S. GAAP
Aircraft, net of accumulated
  depreciation and provision for
  permanent diminution in aircraft
  value...........................     811,149      766,811    734,472    691,713    631,778       767,820
Indebtedness......................    (976,494)    (953,376)  (919,157)  (877,128)  (875,015)     (953,908)
Shareholders' deficit.............    (161,191)    (182,781)  (184,375)  (203,210)  (197,237)     (169,238)

CONSOLIDATED STATEMENTS OF CASH FLOWS AND OTHER DATA

                                                              ALPS 94-1                                  AERCO
                                   ----------------------------------------------------------------   -----------
                                   PERIOD FROM                                          PERIOD FROM   PERIOD FROM
                                     JUNE 2,                                              JULY 1,      JULY 15,
                                     1994 TO     YEAR ENDED   YEAR ENDED   YEAR ENDED     1998 TO       1998 TO
                                    JUNE 30,      JUNE 30,     JUNE 30,     JUNE 30,     JULY 14,      MARCH 31,
                                      1995          1996         1997         1998         1998          1999
                                   -----------   ----------   ----------   ----------   -----------   -----------
                                                                   ($ THOUSANDS)
U.K. GAAP
Cash paid in respect of
  interest.......................     (51,147)      (64,002)    (59,872)     (54,815)        (3,872)     (39,013)
Net cash provided/(utilised) by
  operating activities (after
  payment of interest)...........      66,526        45,532      45,119       45,721         (4,077)      27,961
Net cash (used in)/provided by
  investing activities...........    (953,859)           --          --       10,386         65,677       14,500
Net cash provided by/(used in)
  financing activities...........     967,496       (36,025)    (43,494)     (59,108)        (3,719)     948,544
Net movements in cash............      80,163       (25,803)     (2,886)         134         94,567       25,618
U.K. GAAP(1)
Ratio of Earnings to Fixed
  Charges........................       1.031         0.909       0.411        0.534          0.537        0.721
U.S. GAAP(2)(3)
Ratio of Earnings to Fixed
  Charges........................       0.789         0.709       0.976        0.702          3.166        1.366

     In relation to "Ratios of Earnings to Fixed Charges" under both U.K. GAAP and U.S. GAAP, you should note the following:

     (1) Earnings include pretax income from continuing operations plus fixed charges. Fixed charges are the total of (i) interest, whether expensed or capitalized, (ii) amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized and (iii) such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case.

     (2) A ratio of less than one indicates that earnings are inadequate to cover fixed charges. The amount by which fixed charges exceeded earnings for ALPS 94-1 (i) for the years ended June 30, 1996, 1997 and 1998 and for the period July 1, 1998 to July 14, 1998 under U.K. GAAP was $6.68 million, $41.85 million, $32.52 million and $1.3 million and
         (ii) for the years ended June 30, 1995, 1996, 1997 and 1998 under U.S. GAAP was $13.53 million, $21.39 million, $1.74 million and $20.78 million. The amount by which fixed charges exceeded earnings for AerCo for the period from July 1, 1998 to March 31, 1999 under U.K. GAAP was $15.1 million.

     (3) For a discussion of the differences between AerCo's and ALPS 94-1's results of operations and financial position under U.S. GAAP compared with U.K. GAAP, see Notes 25, 26, 27 and 28 to the AerCo audited consolidated financial statements and "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- ALPS 94-1 Results of Operations -- Year Ended June 30, 1998 Compared With Year Ended June 30, 1997 -- Differences between U.K. GAAP and U.S. GAAP".

ITEM 9 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     AerCo was incorporated on June 4, 1998. However, it did not conduct any business operations until it acquired its Aircraft portfolio and issued the old Notes on July 15, 1998. On that date AerCo purchased all of the outstanding capital stock of ALPS 94-1 and also purchased all of the capital stock of the AerFi transferred companies. The AerFi transferred companies owned ten Aircraft at July 15, 1998.

     ALPS 94-1 is considered to be the predecessor business of AerCo. ALPS 94-1 had a year end of June 30 each year, while AerCo has a year end of March 31.

     The following discussion of AerCo's results of operations for 1999 compared to 1998 is based on the audited results of AerCo for the eight and a half month period from July 15, 1998 to March 31, 1999 compared with the unaudited proforma combined statement of operations data for ALPS 94-1 and the AerFi transferred aircraft for the nine month period ended March 31, 1998. The proforma statement of operations data which is set out in the table below for illustrative purposes has been prepared on the assumption that AerCo issued the old Notes and acquired ALPS 94-1 and the AerFi transferred aircraft on July 1, 1997. The unaudited proforma statement of operations data is not necessarily indicative of the results that would have arisen had ALPS 94-1 and the AerFi transferred aircraft been acquired by AerCo on July 1, 1997 and been included in AerCo group since that date.

     The unaudited statement of operations data for ALPS 94-1 for the nine month period to March 31, 1998 and the AerCo proforma combined statement of operations data for the nine month period ended March 31, 1998 (prepared on the bases set out above) are presented below in order to provide comparative results for AerCo for 1998.

     The discussion of AerCo's results of operations for 1998 compared to 1997 is based on the audited results of ALPS 94-1 for the year ended June 30, 1998 compared with the year ended June 30, 1997 as ALPS 94-1 is considered to be the predecessor business of AerCo.

STATEMENT OF OPERATIONS DATA

                                                                          AERCO
                                                                    PROFORMA COMBINED           AERCO
                                                 ALPS 94-1        FINANCIAL INFORMATION      PERIOD FROM
                                             NINE MONTHS ENDED      NINE MONTHS ENDED      JULY 15, 1998 TO
                                              MARCH 31, 1998         MARCH 31, 1998         MARCH 31, 1999
                                             -----------------    ---------------------    ----------------
                                             ($ THOUSANDS)                ($ THOUSANDS)       ($ THOUSANDS)
                                              (UNAUDITED)                   (UNAUDITED)
Revenues
  Aircraft leasing.......................          76,098                 85,830                82,826
Expenses
  Depreciation...........................         (28,569)               (33,805)              (33,821)
  Provision for permanent diminution in
  aircraft value.........................          (8,720)                    --                    --
  Net interest expense...................         (52,340)               (58,881)              (54,108)
  Other expenses.........................          (4,278)                (8,842)               (8,311)
  Amortisation of goodwill...............              --                 (1,764)               (1,669)
Operating loss...........................         (17,809)               (17,462)              (15,083)
Profit on sale of aircraft...............              --                     --                    10
Loss before taxes........................         (17,809)               (17,462)              (15,073)
Taxes....................................             (15)                 1,454                   (35)
Net loss.................................         (17,824)               (16,008)              (15,108)

     The following discussion is based on the AerCo and ALPS 94-1 financial information provided above and the AerCo consolidated financial statements which were prepared under U.K. GAAP. U.K. GAAP differs significantly in certain respects from U.S. GAAP. See Notes 25, 26, 27 and 28 to the AerCo audited consolidated financial statements and " -- Differences between U.K. GAAP and U.S. GAAP" below.

RESULTS OF OPERATIONS -- 1999 COMPARED TO 1998

OVERVIEW

     AerCo group's results for the period from July 15, 1998 to March 31, 1999 reflected a continuation of reasonably favorable industry conditions for the period, despite the ongoing restructuring discussions with PAL, a lessee of two B737-300 Aircraft, which have not yet been finalised, and the delays experienced by one North American lessee in meeting its contracted lease payments. In the latter part of the period in particular, as a result of the Brazilian currency devaluation, one Brazilian lessee experienced difficult trading conditions, while a Colombian lessee also began to experience difficulties in meeting its contracted rental and other payments. See "Item 1 Business -- The Aircraft, Related Leases and Collateral -- The Lessees -- Latin American Concentration". The demand-supply situation for the near term would appear to favour the lessee mainly due to the significant level of deliveries of new aircraft combined with the slowdown in economic growth in Asia. This may give rise to a softening of future lease rates and more limited placement prospects for Aircraft coming off lease in the near term. Further slowdown in economic growth may result in AerCo group increasingly having to address the problems of lessees in financial difficulty with lease reschedulings, rent deferrals and other restructuring arrangements. In such circumstances, AerCo's ability to pay interest on, and repay principal of, the Notes may be adversely affected.

REVENUES

     Revenues for AerCo in the period from July 15, 1998 to March 31, 1999 were $82.8 million compared with ALPS 94-1 revenues for the nine months ended March 31, 1998 of $76.1 million. AerCo proforma revenues for the nine months ended March 31, 1998 were $85.8 million. Rentals from European and Asia Pacific carriers represented 48.8% (1998 - 50.9%) and 25.4% (1998 - 26.4%), respectively, of AerCo's leasing revenues in the period from July 15, 1998 to March 31, 1999: one lessee accounted for more than 10% of AerCo's leasing revenues (Spanair: 10.5%) compared with the same lessee accounting for more than 10%
of AerCo's leasing revenues in the nine months ended March 31, 1998, (Spanair:
10.7%). At March 31, 1999, AerCo had no Aircraft off-lease.

     Rental rates on four of the ten new leases written by AerCo since July 1998, representing 11.42% of the portfolio by appraised value at January 18, 1999, reflect the current softening in lease rates in the commercial aviation market for operating lease rentals, and were on average 10% below the previous lease rates for these Aircraft. Rental rates on the remaining six leases, representing 16.14% of the portfolio by appraised value at January 18, 1999, written by AerCo in the period were on average 9% above previous lease rates for these Aircraft. AerCo entered into new leases with respect to one B757-200 (72 months), three MD83's (60 months, 60 months and 40 months), one B737-300 (24 months), two A320-200's (60 months and 11 months), one F100 (35 months), one B737-400 (57 months) and one B737-500 (2 months).

PROFIT ON SALE OF AIRCRAFT

     Sales proceeds of $14.5 million in respect of the sale of one Aircraft, an F100 sold to an affiliate of Portugalia, were received by AerCo in the period from July 15, 1998 to March 31, 1999. The net book value of this Aircraft at the date of sale was $13.9 million and other sales costs were $0.6 million. There were no Aircraft sales in the nine months ended March 31, 1998.

DEPRECIATION

     The depreciation charge for AerCo in the period from July 15, 1998 to March 31, 1999 amounted to $33.8 million compared to $28.6 million for ALPS 94-1 in the nine months ended March 31, 1998. The proforma depreciation charge for AerCo in the nine months ended March 31, 1998 amounted to $33.8 million. AerCo has depreciated each Aircraft at a rate calculated to write off the cost of the Aircraft to its estimated residual value of 15% of its initial appraised value, on a straight line basis, over its estimated useful economic life. In the financial statements of AerCo for the period from July 15, 1998 to March 31, 1999 each Aircraft is depreciated from July 15, 1998 on a straight-line basis over 25 years from the date of manufacture to a residual value of 15% of the Aircraft's initial appraised value. In the nine months ended March 31, 1998, AerCo has depreciated each aircraft from July 1, 1997 on a straight-line basis over 25 years from the date of manufacture to a residual value of 15% of the Aircraft's initial appraised value.

NET INTEREST EXPENSE

     Net interest expense for AerCo amounted to $54.1 million in the period from July 15, 1998 to March 31, 1999 compared to $52.3 million for ALPS 94-1 in the nine months ended March 31, 1998. Proforma net interest expense for AerCo amounted to $58.9 million for the nine months ended March 31, 1998. The decrease in net interest expense for AerCo of $4.8 million in 1999 was primarily due to a combination of a lower interest rate environment in the period from July 15, 1998 to March 31, 1999 compared to the interest rate environment in the nine months ended March 31, 1998 and the shorter accounting period. The average indebtedness outstanding for AerCo during the period from July 15, 1998 to March 31, 1999 was $973.8 million.

     Under the terms of the AerCo subclass E-1 Note, interest accrues at a rate of 20% per annum payable monthly in arrears. Except for the Class E-1 Note Primary Interest Amount, which is payable at the rate of 15% per annum multiplied by the initial Outstanding Principal Balance of the subclass E-1 Note on the Closing date, no interest is payable on the subclass E-1 Note until all of the interest, principal and premium, if any, on the AerCo Notes have been repaid in full. The Class E-1 Note Primary Interest Amount is paid on each Payment Date only to the extent that AerCo has Available Collections sufficient to make such payment after paying or providing for each of the items ranking prior to such payment in the order of priority. However, approximately $14.1 million in respect of accrued and unpaid interest of the subclass E-1 Note was accrued during the period from July 15, 1998 to March 31, 1999. Cash paid in respect of interest amounted to $39 million in the period from July 15, 1998 to March 31, 1999 compared with net interest expense of $54.1 million, principally reflecting subclass E-1 Note interest accrued but not paid.

     Net interest expense is stated after deducting interest income earned during the relevant period. In the period from July 15, 1998 to March 31, 1999, AerCo earned interest income of $1.9 million compared with $1.7 million in the nine months ended March 31, 1998.

     In the period from July 15, 1998 to March 31, 1999, AerCo group entered into interest rate swaps in order to correlate its contracted fixed and floating rental payments to the fixed and floating interest payments on the Notes, resulting in a charge of $1.2 million in the period.

     The Notes bear interest at floating rates while the subclass D-1 and subclass E-1 Notes which are held by AerFi bear a fixed rate of interest. The aggregate principal amount of the subclass A-1, subclass A-2 and subclass C-1 Notes represents approximately 80% of AerCo's total indebtedness at March 31, 1999. Accordingly, AerCo has adopted a hedging strategy to manage its exposure to movements in LIBOR rates. See "Item 9A -- Quantitative and Qualitative Disclosures about Market Risk".

OTHER EXPENSES

     Other expenses consist of Servicer fees, Administrative Agency fees, Cash Manager fees, insurance premiums (political risk and directors' liability insurance), other service provider costs and miscellaneous expenditure items. Other expenses for AerCo amounted to $8.3 million in the period from July 15, 1998 to March 31, 1999 compared with $4.3 million for ALPS 94-1 for the nine months ended March 31, 1998. Proforma other expenses for AerCo amounted to $8.8 million for the nine months ended March 31, 1998.

     In the period from July 15, 1998 to March 31, 1999, Servicer, Administrative Agency and Cash Manager fees payable by AerCo to Babcock & Brown and AerFi totalled $4.4 million compared with $4.3 million for the nine months ended March 31, 1998. Substantially all of the AerCo fees represent revenue based fees calculated as a monthly percentage of lease rentals received on Aircraft under management. Since July 15, 1998, Babcock & Brown is Servicer of the Aircraft as described in "Item 10 -- Directors & Officers of Registrant -- The Servicer".

     AerCo group's practice is to provide specifically for any bad debt amounts due but unpaid by lessees based primarily on the amount due in excess of security held and also taking into account the financial strength and condition of a lessee and the economic conditions existing in the lessee's operating environment. A small number of AerCo group's lessees failed to meet their contractual obligations in the period from July 15, 1998 to March 31, 1999, resulting in the requirement for additional provisions in respect of bad and doubtful debts in respect of these lessees. Overall, there was a net provision of $0.55 million required in respect of bad and doubtful debts in the period from July 15, 1998 to March 31, 1999 primarily in respect of PAL, compared with a net release of $0.2 million in the nine months ended March 31, 1998.

GOODWILL

     On July 15, 1998, AerCo acquired 100% of the capital stock of ALPS 94-1 and thereby a portfolio of twenty five Aircraft and the related leases and purchased the AerFi transferred companies which owned ten Aircraft and related leases. The difference between the fair value of the net assets acquired and the consideration paid by AerCo in respect of its acquisition of ALPS 94-1 and the AerFi transferred aircraft of $47.1 million represents purchased goodwill, which is capitalised on the balance sheet of AerCo and amortised over its estimated economic life. In the results of AerCo in the period from July 15, 1998 to March 31, 1999, goodwill of $1.7 million was amortised and in the nine months ended March 31, 1998, $1.8 million was amortised.

OPERATING LOSS

     In the period from July 15, 1998 to March 31, 1999, AerCo recorded an operating loss of $15.1 million compared with a loss of $17.8 million for ALPS 94-1 in the nine months ended March 31, 1998. AerCo recorded a proforma operating loss of $17.5 million for the nine months ended March 31, 1998.

TAXES

     AerCo had a tax charge of approximately $0.03 million in the period from July 15, 1998 to March 31, 1999, compared with a tax charge for ALPS 94-1 of $0.01 million in the nine months ended March 31, 1998. AerCo had a proforma tax credit of $1.4 million in the nine months ended March 31, 1998.

NET LOSS

     As a result of the above factors, AerCo had a net loss of $15.1 million in the period from July 15, 1998 to March 31, 1999, compared with a net loss of $17.8 million for ALPS 94-1 in the nine months ended March 31, 1998. AerCo had a proforma net loss of $16.1 million for the nine months ended March 31, 1998.

ALPS 94-1 RESULTS OF OPERATIONS -- YEAR ENDED JUNE 30, 1998
COMPARED WITH YEAR ENDED JUNE 30, 1997.

REVENUES

     Revenue for the year ended June 30, 1998 was $100.7 million compared with revenue for the year ended June 30, 1997 of $101.4 million. Rentals from European and Asia Pacific carriers represented 45.3% and 29.2%, respectively, of ALPS 94-1's leasing revenues in the year ended June 30, 1998, with two lessees accounting for more than 10% of ALPS 94-1's leasing revenues (Lan Chile: 14% and
Spanair: 12%) compared with two lessees in the year ended June 30, 1997, (Lan
Chile: 14% and Spanair: 12%). At June 30, 1998, ALPS 94-1 had no aircraft off-lease.

     Rental rates on the seven new leases written by ALPS 94-1 since August 1994 have reflected the general trend in the commercial aviation market for operating lease rentals, which increased slightly during 1995 and 1996 and have remained relatively stable in 1997 and 1998. In 1996, 1997 and 1998, ALPS 94-1 entered into new leases with respect to two aircraft (an MD83 and an A320-200), three aircraft (one B767-300ER, one B737-400 and one F100), and one aircraft (an A320-200), respectively. In 1996, the new lease terms written were 36 months and 84 months, respectively, and the lease rates with respect to these aircraft were, overall, 2% higher than the previous lease rates. The new lease terms for leases written in 1997 were for 84, 29 and 59 months, respectively, and the lease rates with respect to these aircraft were, overall, in line with the previous lease rates. The new lease term written in 1998 was for 6 months.

PROFIT ON SALE OF AIRCRAFT

     One Aircraft, an A300-B4-200, was sold to AerFi on April 28, 1998, realising a profit of $2.4 million. This aircraft was subsequently sold to AerCo at the time the old Notes were issued.

DEPRECIATION AND PROVISION FOR PERMANENT DIMINUTION IN AIRCRAFT VALUES

     The depreciation charge in the year ended June 30, 1998 amounted to approximately $37.8 million compared to approximately $72.4 million for the same period in 1997. Beginning on July 1, 1996, ALPS 94-1 has depreciated each aircraft on a straight-line basis over 25 years from the date of manufacture to a residual value of 15% of ALPS 94-1's historic cost. Prior to July 1, 1996, ALPS 94-1 depreciated the carrying value of each aircraft at 2% per annum increasing to 7% per annum beginning 15 years after the date of manufacture of the aircraft to a nil residual value.

     The changes in these estimates were considered necessary because of developments in the industry at that time, including the bankruptcy of one major manufacturer, the expected acquisition of McDonnell Douglas by Boeing, significant manufacturer discounting of new aircraft and the announcement of a new generation of Boeing aircraft. As a result of these developments, the directors considered that (1) the allocation of cost should be revised to a straight line basis (rather than the previous lower allocations in earlier years) and (2) additional depreciation of $34.4 million in 1997, reflecting the impact of adopting the revised estimates, should be charged reflecting the permanent impairment in value of the aircraft because of the effect of industry circumstances referred to above on the company's fleet. See "Statement of Accounting Policies: Aircraft" in the AerCo consolidated financial statements for more information about this change in estimate.

     In respect of the year ended June 30, 1998, the directors of ALPS 94-1 determined to make a provision of $8.7 million in respect of a permanent diminution in the book value of ALPS 94-1's three F100 aircraft. The directors arrived at such determination based on the bankruptcy of Fokker N.V. and the discontinuation of its aircraft manufacturing operations, resulting in significant reductions of values and lease rates for Fokker aircraft. The net book value of these aircraft, net of the $8.7 million provision, at June 30, 1998 was $48.5 million.

NET INTEREST EXPENSE

     Net interest expense amounted to $69.8 million in the year ended June 30, 1998 compared to $71.0 million in the same period ended June 30, 1997. The decrease in net interest expense was primarily due to lower average debt in the year ended June 30, 1998, including, in particular, a significant reduction in the principal balances of the ALPS 94-1 subclass A-1 notes, subclass A-2 notes and class D note. This reduction was partially offset by a marginally higher interest rate accrued during the year to June 30, 1998, in addition to step-up interest being charged on the ALPS 94-1 subclass A-2 notes and additional interest being accrued on the ALPS 94-1 class E note. The average indebtedness outstanding during the year ended June 30, 1998 and 1997 was $902.1 million and $936.3 million.

     Under the terms of the ALPS 94-1 class E note, interest accrues at a rate of 10% per annum but only a portion of such interest ($3.1 million) has been payable in cash in each of the periods under review. However, approximately $15.4 million and $14.5 million in respect of accrued and unpaid interest of the ALPS 94-1 class E note was capitalized during the years ended June 30, 1998 and 1997, respectively. Cash paid in respect of interest amounted to $54.8 million in the year ended June 30, 1998 and $59.9 million in the year ended June 30, 1997, compared with net interest expense, which amounted to $69.8 million in the year ended June 30, 1998 and $71.0 million in the year ended June 30, 1997, and principally reflected class E note interest accrued but not paid. In addition, since November 1997, under the terms of the ALPS 94-1 subclass A-2 notes, step-up interest accrued at the rate of 2% per annum in addition to the fixed coupon of 7.15% per annum on the subclass A-2 notes. This step-up interest amount was not paid until the ALPS 94-1 notes were redeemed on July 15, 1998.

     Net interest expense is stated after deducting interest income earned during the relevant period. In the year ended June 30, 1998, ALPS 94-1 earned interest income of $3.8 million compared with $2.9 million in the year ended June 30, 1997.

     In each of the periods under review, ALPS 94-1 has not been party to any interest rate or other derivative agreements.

     The AerCo notes bear interest at floating rates while the subclass D-1 and subclass E-1 notes which are held by AerFi bear a fixed rate of interest. The aggregate principal amount of the subclass A-1, subclass A-2, subclass B-1 and subclass C-1 Notes represents approximately 81% of AerCo's total indebtedness. Accordingly, AerCo's exposure to movements in LIBOR is relatively greater than for ALPS 94-1 and AerCo has adopted a hedging strategy to manage its exposure to movements in LIBOR rates. See "-- Financial Resources and Liquidity -- Interest Rate Management".

     A large proportion of AerCo's indebtedness is represented by the notes and the subclass D-1 notes which are issued on terms and conditions prevailing in the market. To the extent that the weighted average interest cost on AerCo's indebtedness is higher or lower than the cost of the ALPS 94-1 indebtedness being refinanced, AerCo's net interest expense and cash paid in respect of interest will be higher or lower, respectively, than that experienced by ALPS 94-1 historically.

OTHER EXPENSES

     Other expenses consist of GECAS' servicer fees, insurance premiums (political risk and directors' liability insurance), administrative agent fees, other service provider costs and miscellaneous expenditure items. Other expenses amounted to approximately $6.6 million in the year ended June 30, 1998 compared with $5.1 million in the year ended June 30, 1997.

     In each of the years ended June 30, 1998 and 1997, servicer fees payable to GECAS were approximately $2.9 million. Substantially all of these amounts represent asset based fees calculated as an annual percentage of agreed values of aircraft under management. Since July 15, 1998, Babcock & Brown is servicer of the AerCo aircraft as described in "Management of AerCo Group -- The Servicer".

EXCEPTIONAL ITEMS

     In the year ended June 30, 1998, the directors approved the refinancing of ALPS 94-1 through the issuance of the notes by AerCo. The refinancing included the early termination of the GECAS servicing agreement in respect of the management of the company's assets in consideration for a termination fee of $12.7 million. This amount was charged in the year ended June 30, 1998 and was paid subsequent to the year end.

OPERATING LOSS

     In the year ended June 30, 1998, ALPS 94-1 recorded an operating loss of approximately $34.9 million compared with a loss of $47.1 million in the same period in 1997.

REDUCTION IN INDEBTEDNESS

     Under the terms of the ALPS 94-1 class E note, if the directors of ALPS 94-1 recognized a permanent diminution in the value of aircraft, the recognition resulted in a legal reduction in the principal balance of the class E note. The amount of this reduction was equal to (1) the outstanding principal balance and accrued and unpaid interest on the ALPS 94-1 class A-E notes less (2) the total book value of the aircraft reflecting the permanent diminution in value. In 1998, there was no legal reduction in class E note indebtedness. In 1997, there was a legal reduction of $5.3 million reflecting a $12 million permanent diminution in the value of ALPS 94-1's A300 aircraft. See the AerCo prospectus issued April 15, 1999 "-- Results of Operations -- Year Ended June 30, 1997 Compared with Year Ended June 30, 1996 -- Depreciation and Provision for Permanent Diminution in Aircraft Value" and "-- Reduction in Indebtedness".

TAXES

     ALPS 94-1 had a tax charge of approximately $0.03 million in the year ended June 30, 1998, compared with a tax credit of $0.14 million in the year ended June 30, 1997.

NET LOSS

     As a result of the above factors, ALPS 94-1 had a net loss of $32.6 million in 1998 compared with a net loss of $41.7 million in 1997.

DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

     The principal differences between U.S. GAAP and U.K. GAAP that have affected the results of operations and financial position of AerCo and ALPS 94-1, relate to the accounting treatment of aircraft cost and depreciation, goodwill and issue costs.

     Aircraft are stated at initial appraised value under U.K. GAAP. Under U.S. GAAP aircraft are stated at AerFi's amortized cost at the date of delivery to, and acquisition by, AerCo and ALPS 94-1 respectively. The difference between the purchase cost and AerFi's amortized cost is treated as a distribution to AerFi. The impact is to reduce the net book value of aircraft and shareholders' equity under U.S. GAAP compared with U.K. GAAP.

     As discussed above, however, under "Results of Operations -- 1999 Compared with 1998 -- Depreciation", under U.K. GAAP AerCo has depreciated each Aircraft at a rate calculated to write off the cost of the Aircraft to its estimated residual value of 15% of its initial appraised value from July 15, 1998, on a straight line basis, over its estimated useful economic life. Under U.S. GAAP, Aircraft are depreciated on a straight line basis at a rate designed to write off AerFi's amortised cost at the date of delivery to AerCo to a residual value of 15% of AerFi's original cost over a period of 25 years from the date of manufacture.

     Under U.K. GAAP the difference between the fair value of the net assets of ALPS 94-1 and the AerFi transferred aircraft, and the purchase consideration paid by AerCo to acquire these entities gives rise to goodwill of $47 million which is capitalised and amortised over a period of 20 years. No goodwill arises under U.S. GAAP as the transaction is accounted for on a historical cost basis as a transaction between entities under common control.

     Under U.K. GAAP the costs of issuance arising on the completion of a refinancing transaction are disclosed as a reduction of the related indebtedness. Under U.S. GAAP the costs of issuance are disclosed separately as deferred financing costs.

     For a discussion of these and other differences between U.K. GAAP and U.S. GAAP, including certain income recognition and depreciation differences relating to AerCo's acquisition of the capital stock of ALPS 94-1 and the AerFi transferred aircraft and ALPS 94-1's initial acquisition of the aircraft from AerFi, see notes 25, 26, 27 and 28 to the AerCo audited consolidated financial statements.

FINANCIAL RESOURCES AND LIQUIDITY

LIQUIDITY

     AerCo's primary source of liquidity is rental payments made by lessees under the lease agreements. The principal uses of cash rental payments are expenses related to the Aircraft and the servicing thereof, corporate expenses and the payment of interest on and principal of indebtedness. Such indebtedness consists of the Notes and the subclass D-1 and subclass E-1 Notes which are held by AerFi.

     The cash balances (including short term investments in commercial paper) at March 31, 1999 amounted to $65.6 million compared to $61.2 million at July 15, 1998. Under the terms of its indebtedness, AerCo is required to maintain cash balances in an amount equal to (1) the amount of lessee security deposits ($14.8 million at March 31, 1999), and (2) the "liquidity reserve amount" ($40 million at March 31, 1999). The terms of AerCo's indebtedness restricts the use of such cash so that it is generally not available to service debt. The liquidity reserve amount has been determined largely based on an analysis of historical experience, assumptions regarding AerCo group's future experience and the frequency and cost of certain contingencies in respect of the Aircraft, and is intended to provide liquidity for meeting the cost of maintenance obligations and non-maintenance, aircraft-related contingencies such as removing regulatory liens, complying with ADs, repossessing and re-leasing Aircraft. In analyzing the future impact of these costs, assumptions have been made regarding their frequency and amount based upon historical experience. There can be no assurance, however, that historical experience will prove to be relevant or that actual cash received by AerCo group will not be significantly less than that assumed. Any significant variation may materially adversely affect AerCo's ability to make payments of interest and principal on the Notes.

     During the next two years, AerCo may have to incur unusually high cash expenditures for the purpose of airframe and engine overhauls and complying with new regulatory requirements for aircraft operating in Europe and North America. These payments could adversely effect AerCo's ability to make certain principal payments on the Notes, depending on their level and timing. For a description of these maintenance and regulatory requirements, you should refer to "Item 1 -- Description of Business -- The Aircraft, Related Leases and Collateral -- The Leases -- Maintenance and Maintenance Reserves" and "-- Compliance with Governmental and Technical Regulation".

OPERATING ACTIVITIES

     Net cash provided by AerCo's operating activities in the period from July 15, 1998 to March 31, 1999 amounted to $28 million. These amounts are stated after cash paid in respect of interest of $39 million, net maintenance cash outflows of $4.7 million and security deposits refunded of $1.4 million. In 2000 and 2001, AerCo's net cash provided by operating activities may be lower than that achieved in 1999 as a result of the potential maintenance and regulatory compliance expenditures described above.

INVESTING AND FINANCING ACTIVITIES

     Cash flows used in financing activities in the period from July 15, 1998 to March 31, 1999 reflect the issue by AerCo of its subclass A-E Notes on July 15, 1998 of $992 million less discount costs of $5.4 million and the repayment of $38.1 million of principal on the AerCo subclass A-2 and B-1 notes in the period.

INDEBTEDNESS

     As of March 31, 1999, the outstanding indebtedness of AerCo consisted of the interest and principal due in respect of the Notes. Interest in respect of the Notes is payable monthly in arrears and accrues at the following per annum rates:

                                            AGGREGATE AMOUNT
                        INITIAL AGGREGATE    OUTSTANDING AS         EXPECTED
NOTES                   PRINCIPAL BALANCE   OF MARCH 31, 1999     MATURITY DATE         INTEREST RATE
-----                   -----------------   -----------------   -----------------   ---------------------
Subclass A-1..........    $340,000,000        $340,000,000        July 15, 2000     One month U.S. Dollar
                                                                                      LIBOR plus 0.19%
Subclass A-2..........    $290,000,000        $255,436,000      December 15, 2005   One month U.S. Dollar
                                                                                      LIBOR plus 0.32%
Subclass B-1..........    $ 85,000,000        $ 81,568,000        July 15, 2013     One month U.S. Dollar
                                                                                      LIBOR plus 0.60%
Subclass C-1..........    $ 85,000,000        $ 84,931,000        July 15, 2013     One month U.S. Dollar
                                                                                      LIBOR plus 1.35%
Subclass D-1..........    $ 80,000,000        $ 80,000,000        July 15, 2023          8.5% Fixed
Subclass E-1..........    $111,973,000        $111,973,000        July 15, 2023           20% Fixed

     Interest on any subclass of floating rate Notes is calculated on the basis of a 360-day year and the actual number of days elapsed in the interest accrual period. Interest on any subclass of fixed rate Notes is calculated on the basis of a 360-day year consisting of twelve 30-day months.

     Upon the closing of the offering of the old Notes, all of ALPS 94-1's existing financial indebtedness was repaid. Following the offering, AerCo's indebtedness consists of the Notes, the subclass D-1 and subclass E-1 Notes. In order to repay the outstanding principal balance of the subclass A-1 Notes (initially $340 million) on or before their expected final payment date on July 15, 2000, AerCo will have to refinance such Notes through the sale of refinancing notes at such time. There can be no assurance that AerCo will be able to sell refinancing notes in the amount and at the time required.

YEAR 2000

     AerCo group is in the process of assessing the potential impact of Year 2000 issues on its operations. For a discussion of these Year 2000 issues, see "Item 1: Risk Factors" -- Our service providers, lessees, the air traffic control system and others we depend on may not be Year 2000 compliant -- If their systems malfunction, we may be unable to make payments on the Notes.

ITEM 9A -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

     AerCo group's principal market risk exposure is to changes in interest rates. This exposure arises from its Notes and the derivative instruments used by AerCo group to manage interest rate risk.

     The basic terms of each subclass of Notes, including the outstanding principal amount and estimated fair value as of March 31, 1999, are as follows:

                            ANNUAL          PRINCIPAL                                          ESTIMATED
                         INTEREST RATE       AMOUNT       EXCEPTED FINAL         FINAL       FAIR VALUE AT
SUBCLASS OF NOTES      (PAYABLE MONTHLY)   AT YEAR END     PAYMENT DATE      MATURITY DATE   MARCH 31, 1999
-----------------      -----------------   -----------   -----------------   -------------   --------------
                                            $MILLION                                            $MILLION
Subclass A-1.........  (LIBOR + 0.19%)         340         July 15, 2000     July 15, 2023         338
Subclass A-2.........  (LIBOR + 0.32%)         255       December 15, 2005   July 15, 2023         254
Subclass B-1.........  (LIBOR + 0.60%)          82         July 15, 2013     July 15, 2023          78
Subclass C-1.........  (LIBOR + 1.35%)          85         July 15, 2013     July 15, 2023          81
Subclass D-1.........  (8.5% -- Fixed)          80         July 15, 2023     July 15, 2023          63
Subclass E-1.........   (20% -- Fixed)         112         July 15, 2023     July 15, 2023          22
                                               ---                                               -----
                                               954                                                 836
                                               ===                                               =====

INTEREST RATE RISK AND MANAGEMENT

     The leasing revenues of AerCo are generated primarily from lease rental payments which are either fixed or floating. In some cases, leases carry fixed and floating rental payments for different rental periods. In the case of floating rate leases, an element of the rental varies in line with changes in LIBOR, generally six-month LIBOR. See "Item 1: Description of Business -- The Aircraft, Related Leases and Collateral -- The Leases" for more information regarding the terms of our leases. As of March 31, 1999, leases with respect to approximately 65.82% of the Aircraft by appraised value at January 18, 1999 provided for fixed rate rental payments and approximately 34.18% provided for floating rate rental payments.

     In general, an exposure to interest rate risk relating to the Notes arises when AerCo's floating interest obligations under the Notes do not correlate to the mix of fixed and floating rate lease rental payments for different rental periods. This interest rate exposure can be managed through the use of interest rate swaps and other derivative instruments. The subclass A-1, subclass A-2, subclass B-1 and subclass C-1 Notes bear floating rates of interest. The mix of fixed and floating rental payments contains a higher percentage of fixed rate payments than the percentage of fixed rate interest payments on the Notes. The effect of this gap is compounded by the fact that the reset periods on floating rental payments are generally longer than the monthly reset periods on the floating rate Notes. AerCo enters into interest rate swaps ("the Swaps") in order to correlate the contracted fixed and floating rental payments to the fixed and floating interest payment on the Notes.

     Under the Swaps, AerCo pays fixed amounts and receives floating amounts on a monthly basis. The swaps amortize on the basis of the expected paydown schedule of the class A, B and C Notes, the expiry dates of the leases under which lessees are contracted to make fixed rate rental payments and the LIBOR reset dates under the floating rate leases. At least every three months, and in practice more frequently, the Administrative Agent seeks to enter into additional Swaps or sell at market value or unwind part or all of the Swaps and any future Swaps in order to rebalance the fixed and floating mix of interest obligations and the fixed and floating mix of rental payments. None of the Swaps has a maturity date extending beyond September 2004. The fair value of the Swaps at March 31, 1999 was a negative $2.1 million. AerCo is a party to eleven interest rate swaps which are listed below:

AERCO SWAP BOOK AT MARCH 31, 1999

                          NOTIONAL                                                           ESTIMATED FAIR
SWAP                     AMOUNT(I)                           FINAL         FIXED RATE        MARKET VALUE AS
NO.                      ($MILLION)    EFFECTIVE DATE    MATURITY DATE    PAYABLE(II)     AT MARCH 31, 1999 ($)
----                     ----------    --------------    -------------    ------------    ---------------------
 1...................       225          15/7/98            15/5/01          5.6690%           (1,104,310)
 2...................        65          17/8/98            15/8/04          5.8240%             (475,910)
 3...................        60          23/10/98           15/4/99          4.8850%                2,774
 4...................        30          20/11/98           15/4/99          5.0475%               (2,806)
 5...................        15          15/1/99            15/4/04          5.2140%              263,108
 6...................        45          21/8/98            15/9/99          5.5875%               (6,257)
 7...................       125          15/7/98            15/9/04          5.7530%           (1,054,411)
 8...................        20          28/9/98            15/1/04          5.0810%              427,924
 9...................        30          23/2/99            15/3/04          5.3675%               72,305
10...................        45          18/3/99            15/3/03          5.1000%             (225,222)
11...................        60          25/1/99            15/3/03          4.9150%                9,367
                                                                                               ----------
                                                                                               (2,093,438)
                                                                                               ==========

---------------

(i) While some of the above have a fixed notional amount many amortise over the period to the final maturity date.

(ii) Each of the Swaps is calculated on a monthly fixed actual/360 adjusted basis.

(iii) Under all Swaps AerCo group receives floating at one month LIBOR, reset monthly

     Additional interest rate exposure will arise to the extent that lessees owing fixed rate rental payments default and interest rates have declined between the contract date of the lease and the date of default. This exposure can be managed through the purchase of options on interest rate swaps. However, because of the credit quality of the lessees and the current interest rate environment, AerCo does not currently intend to acquire any interest rate swap options. If the credit quality of the lessees changes materially, or if the interest rate environment warrants it, AerCo may decide to purchase interest rate swap options, or enter into other derivative transactions such as credit derivatives as a means of managing such risk.

     Through the use of interest rate swap and other interest rate hedging instruments, it is AerCo's policy not to be adversely exposed to material movements in interest rates. We cannot assure you, however, that AerCo's interest rate risk management strategies will be effective in this regard. Any change to AerCo's policy with regard to its dealing in interest rate hedging products is subject to periodic review by the rating agencies.

     The directors of AerCo are responsible for reviewing and approving the overall interest rate management policies and transaction authority limits. As described below, the Administrative Agent, acting within the overall policies and limits, approves specific hedging instruments. Counterparty risk is monitored on an ongoing basis. Counterparties are subject to the prior approval of the directors of AerCo. AerCo's counterparties consist primarily of the affiliates of major U.S. and European financial institutions (which may include special purpose derivative vehicles) whose credit ratings are consistent with maintaining the ratings of the most senior class of Notes then outstanding.

     In implementing its interest rate management policy described above, AerCo seeks to manage its exposure to adverse changes in interest rates based on regular reviews of its interest rate risk. Before each payment date, the Administrative Agent, on behalf of AerCo, estimates future principal payments on the Notes based on a model of its cash flows for the purpose of estimating required future interest obligations. Future fixed and floating rate lease revenues are then estimated based on the current lease portfolio. The Administrative Agent reviews this estimate whenever lease rates (whether fixed or floating rate) are reset under the terms of the leases. This analysis invariably indicates that AerCo is "short" floating rate revenues and thus is adversely exposed to increases in LIBOR the benchmark interest rate for the Notes and the floating rate leases. After taking into account its available cash balance, AerCo then enters into interest rate swaps to hedge against the estimated amount of this shortfall. This interest rate swap portfolio is reviewed regularly on the basis described above.

     At March 31, 1999, the aggregate outstanding principal balance of the Notes was $761.9 million. As a result of the analysis described above, the aggregate notional amount of our interest rate swap agreements (under which we pay fixed rate amounts and receive floating rate amounts) was $720 million. AerCo also had at that date $40 million in short-term debt instruments (that is, the liquidity reserve amount excluding $15 million in lessee security deposits that AerCo holds).

     The quantitative disclosure and other statements in this section are forward-looking statements that involve risks and uncertainties. Although our policy is to limit our exposure to changes in interest rates, we could suffer higher cash flow losses than described above as a result of actual future changes in interest rates. You should also note that our future exposure to interest rate movements will change as the composition of our lease portfolio changes or if we issue new subclasses of additional notes or refinancing notes with different interest rate provisions from the notes. You should also refer to "Item 1 -- Description of Business -- Risk Factors" for more information about risks, especially lessee credit risk, that could intensify our exposure to changes in interest rates.

ITEM 10 -- DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS

     AerCo's board of directors will have no more than five members. The holder or holders of a majority in aggregate principal amount of AerCo's class E Notes have the right to appoint two directors while the class E Notes are outstanding. The remaining directors must be independent directors. The independent directors are Mr. Frederick W. Bradley, Jr., Chairman of AerCo, Mr. Kenneth N. Peters and Mr. G. Adrian Robinson. Any succeeding independent directors will be appointed by a majority of the then standing directors. If no independent directors are serving on the board at any time, three new independent directors will be appointed in accordance with AerCo's Articles of Association. Mr. Edward Hansom and Ms. Rose Hynes were appointed directors by AerFi as holder of the majority of the subclass E-1 Notes. Any resolution of the board of directors will require the affirmative vote of a majority of the independent directors. Transactions and proceedings that relate to certain insolvency proceedings, amendments to AerCo's Memorandum or Articles of Association, acquisition of additional aircraft, mergers or the sale of all or substantially all of AerCo's assets may only be approved by a unanimous vote of all directors.

     The directors, their ages and principal activities are as follows:

NAME                            AGE    OFFICES HELD WITH THE REGISTRANT
----                            ---    --------------------------------
Frederick W. Bradley, Jr....     72    Director and Chairman
Kenneth N. Peters...........     64    Director
G. Adrian Robinson..........     49    Director
Edward Hansom...............     41    Director
Rose Hynes..................     41    Director

Frederick W. Bradley, Jr. -- From 1969 until 1992, Mr. Bradley was a Senior Vice
  President of Citibank N.A., in charge of the bank's global airline and aerospace business, having joined Citibank in 1958. Mr. Bradley has served as a director and Chairman of ALPS 94-1 since 1994. Mr. Bradley also serves as a director and Chairman of Aircraft Lease Portfolio Securitisation 92-1 Limited. Mr. Bradley is also a director of First Citicorp Life Insurance Co., and the Institute of Air Transport, Paris, France and is president of the International Air Transport Association's (IATA) International Airline Training Fund of the United States. Mr. Bradley is a former director of America West Airlines, Inc.

Kenneth N. Peters -- Mr. Peters was Assistant Treasurer of The Boeing Company from 1985 to 1995 and was Vice President, Customer Financing at The Boeing Company from 1995 until his retirement from The Boeing Company in 1997. From 1960 to 1985, Mr. Peters held various positions with The Boeing Company including the positions of Manager and Director of Customer Financing within the Corporate Treasurer's Organization.

G. Adrian Robinson -- Mr. Robinson has been an Aerospace Consultant since 1992. From 1990 to 1992 Mr. Robinson was a Deputy General Manager of The Nippon Credit Bank. Until 1989, he was a Managing Director, Special Finance Group of Chemical Bank, which he joined in 1986. Mr. Robinson also serves as a director of ALPS 94-1 and its subsidiaries and Aircraft Lease Portfolio Securitisation 92-1 Limited and its subsidiaries. Mr. Robinson also provides consulting services from time to time to Air 2000, one of the lessees.

Edward Hansom -- Mr. Hansom is Chief Financial Officer of AerFi. He joined AerFi in 1988 from the treasury division of Schroders. Prior to taking up his current position within AerFi in May 1997, Mr. Hansom was General Manager, Treasury of AerFi.

Rose Hynes -- Ms. Hynes is General Counsel of AerFi. She joined AerFi in 1988, having previously been a partner in an Irish law firm. Prior to taking up her current position within AerFi in May 1997, Ms. Hynes was Vice President, Corporate Finance of AerFi. Ms. Hynes also serves as a director of Aer Lingus, one of the lessees, and certain of its subsidiaries.

     AerCo's directors are non-executive and AerCo does not and will not have any employees or executive officers. Accordingly, the board of directors relies upon the servicer, the administrative agent, the cash manager and the other service providers for all asset servicing, executive and administrative functions under the service provider agreements. Certain individuals other than the directors listed above serve as directors of various subsidiaries of AerCo.

     AerCo knows of no arrangement, the exercise of which could result in a change in control of AerCo.

THE SERVICER

     Babcock & Brown, provides various services to AerCo group under the servicing agreement. Babcock & Brown is a part of a global financial advisory group specializing in arranging and managing asset-based financial transactions, with particular expertise in the international aviation industry. The Babcock & Brown group is one of the largest independent arrangers of finance and operating leases for aircraft, providing financial advisory or management services in approximately 775 transactions to more than 140 clients in the international aviation industry.

     The Babcock & Brown group has been providing management services to its clients for aircraft on operating lease since 1990, and has developed a team of experienced professionals and support systems to handle the broad range of tasks involved in the management of high value assets. At March 31, 1999, the Babcock & Brown group managed a portfolio of 95 aircraft on behalf of its clients. The portfolio contained 16 widebody and 79 narrowbody aircraft.

     The Babcock & Brown group's lease arrangement services include acquiring and managing aircraft on operating lease for identified investors. The Babcock & Brown group also represents owners of aircraft in the sale of aircraft from their portfolios. Since 1990, the Babcock & Brown group has completed aircraft operating lease transactions with more than 75 airlines and operating lessees, including transactions involving 130 aircraft. Between December 1994 and March 1999, the Babcock & Brown group arranged the re-lease of 63 aircraft owned by its clients.

     Babcock & Brown is headquartered in Dublin, Ireland and at March 31, 1999 had eleven employees. The Babcock & Brown group is headquartered in San Francisco. At March 31, 1999, the Babcock & Brown group had 290 employees in 16 office locations in Brisbane, Dublin, Connecticut, Denver, Hong Kong, Johannesburg, London, Madrid, Melbourne, Milan, New York, Paris, San Francisco, Seattle, Sydney and Tokyo.

OPERATING GUIDELINES

     Babcock & Brown and its affiliates cannot be held responsible for any liabilities of AerCo or its affiliates, including any payments due to you on the Notes.

     Babcock & Brown provides services to AerCo group under the servicing agreement. Babcock & Brown does not have any fiduciary or other implied duties to you or AerCo, and its obligations are limited to the express terms of the servicing agreement. Babcock & Brown will act in accordance with applicable law and with AerCo's directions and may exercise such authority as is necessary to give it a practicable and working autonomy in performing the services.

     Babcock & Brown must also comply with the following two contractual standards in performing its services:

     (1) It must perform its services with reasonable care and diligence as if it were the owner of the Aircraft consistent with the customary commercial practice of a prudent international aircraft lessor in the management, servicing and marketing of commercial jet aircraft and related assets. We refer to this as the Babcock & Brown services standard.

     (2) If a conflict of interest arises regarding Babcock & Brown's management, servicing or marketing of: (a) any two aircraft or (b) any aircraft and any other assets owned, managed, serviced or marketed by the Babcock & Brown group, Babcock & Brown is required to notify AerCo and perform the services in good faith. If the two aircraft and other assets owned, managed, serviced or marketed by Babcock & Brown are substantially similar in terms of objectively identifiable characteristics that are relevant for the particular services to be performed, Babcock & Brown will not discriminate among the aircraft or between any of the aircraft and any other aircraft then owned, managed, serviced or marketed by Babcock & Brown on an unreasonable basis. We refer to this as the Babcock & Brown conflicts standard.

     All transactions to be entered into by Babcock & Brown on behalf of AerCo group, other than with other persons within AerCo group, must be at arm's length and on fair market value terms unless otherwise agreed or directed by AerCo. The following transactions or matters with respect to the Aircraft require AerCo's specific written approval including:

     - sales of or agreements to sell Aircraft or any engine forming part of the Aircraft assets unless required by the lease;

     - entering into new leases that do not comply with the operating covenants;

     - entering into amendments, renewals or extensions of existing leases that do not comply with the operating covenants;

     - terminating any lease for any Aircraft having an aggregate depreciated net book value over $100 million;

     - entering into any contract for modification or maintenance of the Aircraft not provided for in the AerCo budget if:

       -- the cost to AerCo is more than the estimated cost of a heavy maintenance check for the airframe and the engines and the available maintenance reserves or other collateral under the related lease, whichever is greater, or

       -- the modification or maintenance is outside the ordinary course of AerCo group's business;

     - entering into any capital commitment or confirming any order or commitment to acquire aircraft or engines;

     - issuing any guarantee on behalf of any person within AerCo group other than guarantees:

       -- by one AerCo group member of the lease obligations of another, or

       -- for trade payables incurred in the ordinary course of AerCo group's business;

     - entering into any agreements for services costing more than $50,000 to be provided by third parties at AerCo group's cost, unless this is an expense provided for in the budget; and

     - entering into or amending or granting a waiver in any transaction with Babcock & Brown or any of its affiliates on behalf of any person within AerCo group.

LIMITATION ON LIABILITY

     Babcock & Brown is not liable to any person, other than AerCo group to the limited extent described below, for any losses relating to

     - the sale, lease or purchase of our Aircraft on less favorable terms than might have been achieved at any time, so long as the transactions were entered into on the basis of a commercial decision or recommendation of Babcock & Brown in accordance with the Babcock & Brown services standard;

     - Babcock & Brown's obligation to apply the Babcock & Brown conflicts standard in performing its services, except, where the losses are finally adjudicated to have been caused directly by their negligence, recklessness, wilful misconduct or fraud;

     - the ownership, operation, maintenance, acquisition, leasing, financing, refinancing or sale of any of our Aircraft, or any action, or failure to act on the part of any person at any time, prior to the effective date of the servicing agreement;

     - any action that AerCo, the Cash Manager or the Administrative Agent, instructs Babcock & Brown to take, limit or terminate;

     - AerCo group's refusal to take any action that Babcock & Brown recommends;

     - circumstances where any person within AerCo group has received amounts sufficient to cover such losses; or

     - the gross negligence, recklessness, fraud or wilful misconduct of any person within AerCo group.

INDEMNIFICATION

     AerCo group will indemnify Babcock & Brown and its affiliates and representatives on an after-tax basis for any losses that may be asserted against them relating to:

     -  Babcock & Brown's performance under the servicing agreement;

     - errors in judgment or omissions by Babcock & Brown or any action taken, limited or terminated in accordance with AerCo's, the cash manager's or the administrative agent's instructions, except where the losses are finally adjudicated to have been caused by Babcock & Brown's negligence, recklessness, fraud or wilful misconduct in performing its obligations; or

     - any of the circumstances under which Babcock & Brown would not be liable to AerCo as described above.

     Babcock & Brown will indemnify AerCo group on an after-tax basis for losses arising from the performance of its services, where the losses are finally adjudicated to have:

     - been caused directly by the negligence, recklessness, fraud or wilful misconduct of Babcock & Brown or any of its affiliates or delegates in respect of its obligations to apply the Babcock & Brown services standard or the Babcock & Brown conflicts standard in connection with the performance of its services; or

     - directly resulted from a breach by Babcock & Brown of the express terms and conditions of the servicing agreement.

     Babcock & Brown's obligation to indemnify AerCo excludes circumstances where any person within AerCo group has already received an amount sufficient to cover such losses and is limited to a maximum amount of $21 million in the aggregate with respect to any and all losses, except for losses arising from fraud on the part of Babcock & Brown, for which Babcock & Brown will have unlimited liability.

AIRCRAFT SERVICES

     Babcock & Brown provides a wide range of services to AerCo group, including:

     - lease marketing, such as remarketing, lease drafting, negotiation and execution;

     - initial Aircraft asset management, such as rent collection, aircraft maintenance, insurance, contract compliance and enforcement against current lessees, and accepting delivery and redelivery of Aircraft;

     -  current Aircraft sales;

     - arranging valuations and monitoring and advising AerCo on regulatory developments;

     - assisting AerCo to stay in compliance with certain covenants under the indenture;

     - providing AerCo with data and information relating to our Aircraft and the commercial aviation industry;

     - assistance with any public or private offerings and sale of refinancing notes or additional notes;

     - assistance with permitted tax-related dispositions or other permissible tax-based financings;

     - legal and other professional services relating to the lease, sale or financing of our Aircraft, amendment modification or enforcement of our aircraft lease; and

     - periodic reporting of operational, financial and other information on our Aircraft and leases.

     Babcock & Brown has agreed to:

     - engage and maintain the necessary staff and supporting resources required to perform its services;

     - grant AerCo group and its agents, access to its information, programs, records and personnel to enable AerCo group to monitor its compliance with the servicing agreement and for general AerCo group business; and

     -  separate its own funds from the funds of any person within AerCo group.

BUDGETS

     AerCo will adopt an annual and a three-year budget each year for all Aircraft. Babcock & Brown has agreed to use reasonable commercial efforts to achieve the annual budget.

MANAGEMENT FEES

     Babcock & Brown is paid an annual retainer fee of approximately 0.10% of the initial appraised value of each Aircraft in our fleet. The retainer fee is payable monthly in arrears in equal installments and subject to pro-rata reduction for any month in which we do not own all the Aircraft currently in our fleet. In calculating the retainer fee, the initial appraised value may not be reduced below $250 million until all of the Aircraft are sold. Babcock & Brown also receives a monthly fee, equal to 1% of the aggregate rent paid for that month or portion of a month that AerCo group owns the related Aircraft which are subject to Babcock & Brown servicing. Babcock & Brown will also receive three incentive fees:

     - a results-based incentive fee, based on a formula to be agreed upon by Babcock & Brown and AerCo. If no agreement is reached, the fee will equal 12.50% of any excess of (1) actual revenues available to repay holders of AerCo's publicly and privately issued debt securities for any year over (2) 95% of the target amount contained in the applicable annual budget;

     - a sales based fee of 1.25% multiplied by 90% of the initial appraised value of any Aircraft that is sold, net of transaction expenses; and

     - a sales-based incentive fee equal to 10% of the excess of the net proceeds of an Aircraft sale over the target sales price for the Aircraft agreed by AerCo and Babcock & Brown. Babcock & Brown will be reimbursed for various out of pocket expenses incurred in connection with the performance of the services.

     Babcock & Brown also will be reimbursed for certain expenses incurred in connection with its performance of the services which in the aggregate may constitute a significant additional component of AerCo's total overhead costs.

TERM AND TERMINATION

     The servicing agreement is for an initial term of 10 years expiring on July 15, 2008. AerCo may extend the term of the servicing agreement to July 15, 2023 upon at least six months written notice to Babcock & Brown and subject to an increase in the rental fee percentage.

     Babcock & Brown may terminate the servicing agreement if:

     -  AerCo does not pay:

       -- any servicing fees within five business days of a written delinquency notice, or

       -- any other amount payable by any person within AerCo group within 10 business days of a delinquency notice;

     - any person within AerCo group violates any material term, covenant, condition or agreement under the servicing agreement;

     - an involuntary proceeding under applicable bankruptcy, insolvency, receivership or similar law against AerCo, any of its subsidiaries or a substantial part of the property or assets of any person within AerCo group, continues undismissed for 100 days or an order or decree approving any of the foregoing shall be entered or any such person goes into liquidation, suffer a receiver or mortgagee to take possession of all or substantially all of its assets or have an examiner appointed over it, or a petition or proceeding is presented for any of the foregoing and not discharged within 100 days;

     - a voluntary proceeding is commenced under bankruptcy, insolvency, receivership or similar law against AerCo or any of its subsidiaries, AerCo or any of its subsidiaries consents to the institution of, or fails to contest the filing of, any petition described above, or files an answer admitting the material allegations of any such petition, or makes a general assignment for the benefit of its creditors;

     - Babcock & Brown or its affiliates become liable for taxes, except income taxes, arising from its performing services to AerCo, if:

       -- Babcock & Brown cannot avoid the taxes using reasonable commercial efforts, and

       -- AerCo does not indemnify Babcock & Brown or its affiliates for the taxes;

     - directions given by AerCo or any of its subsidiaries are, or if carried out would be, unlawful under applicable law.

     AerCo may terminate the servicing agreement if:

     - Babcock & Brown breaches any of its obligations under the servicing agreement and fails to cure the breach after written notice from AerCo;

     - Babcock & Brown ceases or gives notice that it will cease to be actively involved in the aircraft advisory and management business;

     - AerCo repays, refinances or defeases all of its public or private debt securities in full;

     -  Babcock & Brown undergoes a change of control;

     - an involuntary proceeding under bankruptcy, insolvency, receivership or similar law, against Babcock & Brown or a substantial part of its property or assets, continues undismissed for 100 days or an order or decree approving any of the foregoing shall be entered or Babcock & Brown goes into liquidation, suffer a receiver or mortgagee to take possession of all or substantially all of its assets or have an examiner appointed over it, or a petition or proceeding for any of the foregoing being presented and not discharged within 100 days;

     - a voluntary proceeding is commenced against Babcock & Brown under bankruptcy, insolvency, receivership or similar law upon consent by Babcock & Brown to the institution of, or failure by Babcock & Brown to contest the filing of, any petition described above, or filing of an answer admitting the material allegations of any such petition, or the making of a general assignment for the benefit of its creditors;

     -  upon six months' written notice; and

     -  upon less than six months written notice, if Babcock & Brown is paid:

       -- a retainer fee,

       -- a rental fee based on rent budgeted to be received during the period;

       -- an incentive fee based on the achievement of an approved budget target for a six-month period after written notice of termination is received, and

       -- payment of the termination fee set out below.

     The termination fee shall be the following percentage of initial appraised value as of the date of termination:

On or after March 31, 1998 but prior to March 31, 2001......  0.20%
On or after March 31, 2001 but prior to March 31, 2003......  0.15%
On or after March 31, 2003 but prior to March 31, 2005......  0.10%
Thereafter..................................................   Nil

     However, AerCo may terminate the servicing agreement upon less than six months written notice and pay only 50% of the termination fee described above, if:

     - Babcock & Brown or any of its affiliates is retained to service a fleet of commercial jet aircraft on or available for lease having an aggregate appraised value exceeding the lesser of:

       -- $3.50 billion in appraised value, or

       -- 50% or more, based on appraised value, of all commercial jet aircraft then serviced by Babcock & Brown and its affiliates or;

     - Babcock & Brown or any of its affiliates acquires or makes an equity investment in any aircraft portfolio, securitization vehicle or other entity that owns or leases commercial jet aircraft on or available for lease where such investment represents more than 20% of the total equity of such entity and the appraised value of the portfolio exceeds the lesser of:

       -- $2.50 billion in appraised value, and

       -- the amount which represents 35% or more, based on appraised value, of all commercial jet aircraft, then serviced by Babcock & Brown and its affiliates.

     AerCo may terminate the servicing agreement for any Aircraft to which any of the following conditions apply:

     - in the case of marketing for re-lease of an Aircraft, such Aircraft has been off-lease and is reasonably available for re-lease for more than 180 days after expiry of the agreed lease marketing period; or

     - Babcock & Brown fails, within a reasonable period of time, not to exceed 180 days, to submit to AerCo a bona fide third party offer to purchase an Aircraft after written direction from AerCo to arrange such a sale; or

     - Babcock & Brown recommends a course of action for an Aircraft or lease to AerCo which AerCo does not approve and, after negotiation in good faith, Babcock & Brown refuses to amend, withdraw or replace such recommendation with one that is consistent with its obligations.

ASSIGNMENT OF SERVICING AGREEMENT

     Babcock & Brown and AerCo may not assign their rights and obligations under the servicing agreement without each other's prior consent.

PRIORITY OF PAYMENT OF SERVICING FEES AND REIMBURSABLE EXPENDITURES

     Babcock & Brown's fees and expenses rank senior in priority of payment to all payments on the Notes.

ADDITIONAL SERVICERS

     AerCo may appoint Babcock & Brown to service additional aircraft on the terms of the servicing agreement. AerCo may also appoint a third party to service additional aircraft with confirmation by the rating agencies that this will not result in the lowering or withdrawals of any ratings assigned to the Notes. You should refer to "Description of the Notes -- Payment of Principal and Interest -- Operating Covenants" for additional information on limitations on AerCo's ability to appoint additional servicers for additional aircraft.

CORPORATE MANAGEMENT

AERFI

     AerFi holds all of the subclass D-1 and subclass E-1 Notes. AerFi's wholly owned subsidiaries provide administrative, accounting, liability management, financial consulting and cash management services to AerCo group.

     At June 30, 1999, AerFi employed 32 people and had 61 commercial aircraft in its portfolio, of which 58 were on lease to 27 lessees in 17 countries.

     On November 20, 1998, AerFi concluded a restructuring which significantly changed its operations. As part of the restructuring, AerFi sold a portion of its aircraft portfolio to GE Capital Aviation Services, Limited ("GECAS"), including one aircraft which was previously owned by ALPS 94-1 and transferred its interest in Airplanes Group to GECAS. In addition, GE Capital Corporation agreed to replace its then option to acquire 100% of AerFi with a new option, exercisable at any time until October 29, 2001, to acquire a passive investment of up to 24.9% in AerFi (after exercise) at an option price of $0.60 per share (equivalent to the per share price under the previous option). On November 20, 1998, pursuant to an investment agreement dated September 30, 1998 (the "Investment Agreement") between AerFi, Texas Pacific Group ("TPG") and certain other AerFi shareholders (the "current shareholders") TPG purchased 61,595,497 ordinary shares in AerFi and 3,734,500 ordinary shares in AerFi were purchased by the current shareholders, in each case by tender offer. TPG also subscribed for 12,820,513 new ordinary shares in AerFi. Under the terms of the Investment Agreement, TPG has certain other rights, including the right to:

     -  appoint three members to the Board of AerFi

     -  veto significant corporate actions of AerFi

     - exercise a substantial measure of influence over the nature and timing of any future flotation of shares of AerFi

ADMINISTRATIVE AGENT

     The administrative agent provides administrative and accounting services to the board of directors including:

     - monitoring and reporting on the performance of AerCo group's service providers to the board of directors on a quarterly basis;

     -  acting as liaison with the rating agencies;

     -  establishing and maintaining AerCo group's accounting ledgers;

     - providing quarterly and annual draft accounts for AerCo group and individual companies within AerCo group;

     -  preparing annual and three year budgets;

     -  authorizing payment of certain expenses;

     - coordinating any amendments to the transaction agreements, other than the leases;

     - procuring, supervising and coordinating AerCo group's outside legal counsel, accounting, tax and other professional advisors;

     -  preparing and coordinating reports to investors and the Commission;

     - assisting AerCo group's tax advisors with the preparation and filing of all required tax returns;

     - assisting AerCo in developing and implementing its interest rate management policy and developing financial models, cash flow projections and forecasts and in making aircraft lease, sale and capital investment decisions;

     - advising AerCo on the appropriate levels of the liquidity reserve amount; and

     - assisting AerCo with the public or private offerings of refinancing notes.

     AerCo's board of directors may ask the administrative agent to provide additional administrative services. However, the administrative agent is not obligated to perform any additional services that could reasonably result in the business of AerCo or any of its subsidiaries ceasing to be separate and readily identifiable from, and independent of, the administrative agent, AerFi Group or any of their respective affiliates.

     The administrative agent receives a monthly administrative fee equal to 2% of the rental payments for each month. The administrative fee must be at least a minimum of $200,000 per year and will be adjusted for inflation. The administrative agent will receive an additional fee for services provided in connection with the public or private offering of securities by AerCo equal to 0.025% of the net proceeds of the offering. The administrative agent is reimbursed for certain expenses incurred in performing its services under the administrative agency agreement.

     The administrative agent may resign on 60 days' written notice and AerCo may remove the administrative agent on 120 days' written notice. However, the administrative agent may not resign or be removed unless AerCo or a court of competent jurisdiction has appointed a successor administrative agent.

CASH MANAGER

     The cash manager provides cash management and related services to AerCo group. The cash manager's duties include informing Babcock & Brown and the administrative agent of the aggregate deposits in the accounts and any other information that is required about the accounts. The cash manager is authorized to invest funds held by AerCo group in the accounts other than the tax defeasance account in certain prescribed investments on permitted terms.

     The cash manager also calculates certain monthly payments and makes all other calculations as required under the cash management agreement based on data provided by the servicer on the aircraft and the leases. The cash manager also provides information required by the trustee to provide reports to the noteholders.

     The cash manager receives a fee of $250,000 per year for its services to AerCo group. The fee is subject to adjustment for inflation. The cash manager will not be liable to AerCo group for any losses or taxes payable by AerCo group unless the losses or taxes arise from the cash manager's own gross negligence, simple negligence in the handling of funds, willful misconduct, deceit or fraud or that of its officers, agents or employees. The cash manager will be indemnified by the members of AerCo group for any loss, liability or tax incurred by the cash manager, its officers, directors, agents and employees as a result of the performance of services under the cash management agreement. AerCo group will not indemnify the cash manager for losses caused by its own deceit, fraud, willful default or negligence or that of its officers, directors, agents and employees.

     The cash manager may resign on 60 days' written notice and the security trustee or AerCo group may remove the cash manager upon 120 days' written notice. However, the cash manager may not resign or be removed unless AerCo or a court of competent jurisdiction has appointed a successor cash manager.

COMPANY SECRETARY

     The company secretary maintains company books and records, including minute books and stock transfer records. It makes available telephone, telecopy, telex and post office box facilities and will maintain a registered office in the relevant jurisdictions.

     Mourant & Co. Secretaries Limited acts as company secretary for members of the AerCo group that are incorporated in Jersey.

ITEM 11 -- COMPENSATION OF DIRECTORS AND OFFICERS

     All directors are compensated for travel and other expenses incurred by them in the performance of their duties. AerCo pays each independent director an aggregate fee of $75,000 per annum for their services. The directors appointed by the holder of a majority in aggregate principal amount of the class E notes do not and will not receive remuneration from AerCo for their services.

     Mr. Bradley, Mr. Peters and Mr. Robinson also act as directors of certain AerCo group subsidiaries. Mr. Bradley, Mr. Peters and Mr. Robinson each receive $1,000 for each day, or portion of a day, which they are required to devote to the activities of those subsidiaries and AerCo, excluding board meetings.

ITEM 12 -- OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     None

ITEM 13 -- INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     AerCo group has had and currently maintains various relationships with AerFi. First, AerFi acted as promoter in establishing the entities that comprise AerCo group. Second, AerCo group purchased substantially all of its assets from AerFi and ALPS 94-1. See "Item 1. -- Description of Business". Third, AerFi is a holder of 5% of the ordinary share capital of AerCo. Fourth, subsidiaries of AerFi act as the Administrative Agent and Cash Manager for AerCo group. See "Item 10. -- Directors and Executive Officers of the Registrant -- Corporate Management". Fifth, Mr. Hansom and Ms. Hynes, employees of AerFi, are Directors of AerCo and ALPS 94-1. Sixth, AerFi holds all of the AerCo subclass D-1 and E-1 Notes.

                                    PART II

ITEM 14 -- DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable

                                    PART III

ITEM 15 -- DEFAULTS UPON SENIOR SECURITIES

     None

ITEM 16 -- CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES

     None

                                    PART IV

ITEM 17 -- FINANCIAL STATEMENTS

     Not applicable

ITEM 18 & 19 -- FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
A. HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS FOR AERCO
  AND ALPS 94-1
Independent auditors' reports...............................   F-1
Consolidated balance sheets.................................   F-5
Consolidated statements of operations.......................   F-6
Consolidated statements of cash flows.......................   F-7
Statements of changes in shareholders' deficit..............   F-8
Statement of accounting policies............................   F-9
Notes to the consolidated financial statements..............  F-13
B. HISTORICAL FINANCIAL STATEMENTS FOR AERFI TRANSFERRED
  AIRCRAFT
Independent auditors' reports...............................  F-38
Statements of net assets....................................  F-41
Statements of operations....................................  F-42
Statements of cash flows....................................  F-43
Statements of changes in net assets.........................  F-44
Statement of accounting policies............................  F-45
Notes to the financial statements...........................  F-47

COMPANY DEFINITIONS

"AerCo Limited"              AerCo Limited, a special purpose limited liability
                             company incorporated under the laws of Jersey with its registered office located at 22 Grenville
                             Street, St. Helier, Jersey, JE4 8PX, Channel
                             Islands.

"AerCo" AerCo Limited and its consolidated subsidiaries, including ALPS 94-1.

"ALPS 94-1 Limited"          Aircraft Lease Portfolio Securitization 94-1
                             Limited, a special purpose limited liability company incorporated under the laws of Jersey in 1994 to purchase 27 aircraft from AerFi.

"ALPS 94-1"                  ALPS 94-1 Limited and its consolidated
                             subsidiaries.

"AerFi"                      AerFi Group plc and its subsidiary undertakings.

(B) EXHIBITS

     None

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          By: /s/ Frederick W. Bradley, Jr.
                                              Name: Frederick W. Bradley, Jr.
                                              Title: Director and Chairman

Dated: August 11, 1999

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
  AERCO LIMITED

     We have audited the accompanying balance sheets of AerCo as of March 31, 1999 and ALPS 94-1 as of July 14, 1998 and June 30, 1998 and the related consolidated statement of operations, cashflows and changes in shareholders' deficit for AerCo for the period from July 15, 1998 to March 31, 1999 and for ALPS 94-1 for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

     The directors of AerCo Limited and ALPS 94-1 Limited are required to prepare consolidated financial statements for each financial period which give a true and fair view of the state of affairs of AerCo Limited and ALPS 94-1 Limited and their consolidated subsidiaries and of the results of AerCo Limited and ALPS 94-1 Limited and their consolidated subsidiaries for that period. In preparing those consolidated financial statements, the directors are required to select suitable accounting policies and apply them consistently, make judgments and estimates that are prudent and reasonable and to prepare the consolidated financial statements on the going concern basis unless it is not appropriate to assume that AerCo Limited and ALPS 94-1 Limited and their consolidated subsidiaries will continue in business. The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of AerCo Limited and ALPS 94-1 Limited and their consolidated subsidiaries and which enable them to ensure that the annual statutory financial statements comply with the Companies (Jersey) Law 1991. They are also responsible for safeguarding the assets of AerCo and ALPS 94-1 and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

     We conducted our audit in accordance with auditing standards issued by the U.K. Auditing Practices Board which do not differ significantly from United States generally accepted auditing standards.

     An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the consolidated financial statements and of whether the accounting policies are appropriate to the circumstances of AerCo Limited and ALPS 94-1 Limited and their consolidated subsidiaries, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.

OPINION

     In our opinion, the consolidated financial statements referred to above, which have been drawn up in accordance with generally accepted accounting principles in the United Kingdom give a true and fair view of the state of affairs of AerCo as at March 31, 1999 and of ALPS 94-1 as at July 14, 1998 and June 30, 1998 and of the results of operations, cashflows and changes in shareholders' deficit of AerCo for the period from July 15, 1998 to March 31, 1999 and ALPS 94-1 for the period from July 1, 1998 to July 14, 1998 and the year ended June 30, 1998 and have been properly prepared in accordance with Companies (Jersey) Law 1991.

     As discussed in Note 24 to the consolidated financial statements, AerCo has adopted the provisions of Financial Reporting Standard 12, "Provisions, Contingent Liabilities and Contingent Assets". As a result, ALPS 94-1 has changed its accounting policy for maintenance to reflect the adoption of the AerCo accounting policy.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the result of operations of AerCo for the period from July 15, 1998 to March 31, 1999 and of ALPS 94-1 for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998 and the shareholders' deficit of AerCo as of March 31, 1999 and of ALPS 94-1 as at July 14, 1998 and June 30, 1998 to the extent summarized in Notes 26, 27 and 28 of the consolidated financial statements.

KPMG
CHARTERED ACCOUNTANTS
5 George's Dock
IFSC
Dublin 1
Ireland

August 9, 1999

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
  AIRCRAFT LEASE PORTFOLIO SECURITIZATION 94-1 LIMITED

     We have audited the accompanying consolidated statement of operations, cash flows and changes in shareholders' deficit of ALPS 94-1 for the year ended June 30, 1997.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

     The directors of ALPS 94-1 Limited are required to prepare consolidated financial statements for each financial year which give a true and fair view of the state of affairs of ALPS 94-1 Limited and its consolidated subsidiaries and of the results of ALPS 94-1 Limited and its consolidated subsidiaries for that year. In preparing those consolidated financial statements, the directors are required to select suitable accounting policies and apply them consistently, make judgements and estimates that are prudent and reasonable and to prepare the consolidated financial statements on the going concern basis unless it is not appropriate to assume that ALPS 94-1 Limited and its consolidated subsidiaries will continue in business. The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of ALPS 94-1 Limited and its consolidated subsidiaries and which enable them to ensure that the annual statutory financial statements comply with the Companies (Jersey) Law 1991. They are also responsible for safeguarding the assets of ALPS 94-1 and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

     It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

     We conducted our audit in accordance with Auditing Standards issued by the U.K. Auditing Practices Board which do not differ significantly from United States generally accepted auditing standards.

     An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the consolidated financial statements and of whether the accounting policies are appropriate to the circumstances of ALPS 94-1 Limited and its consolidated subsidiaries, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.

OPINION

     In our opinion the consolidated financial statements give a true and fair view of the income, cash flow and changes in shareholders' deficit of ALPS 94-1 Limited and its consolidated subsidiaries for the year ended June 30, 1997 and have been properly prepared in accordance with U.K. generally accepted accounting principles.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the result of operations for the year ended June 30, 1997 to the extent summarized in Notes 26 and 28 of the consolidated financial statements.

ARTHUR ANDERSEN
CHARTERED ACCOUNTANTS
Forum House
Grenville Street
St. Helier
Jersey J2E 4UF
Channel Islands
March 8, 1999

                                     AERCO

                          CONSOLIDATED BALANCE SHEETS

                                                             AERCO          ALPS 94-1       ALPS 94-1
                                                 NOTES   MARCH 31, 1999   JULY 14, 1998   JUNE 30, 1998
                                                 -----   --------------   -------------   -------------
                                                         U.S. $'000        U.S. $'000      U.S. $'000
ASSETS
CURRENT ASSETS
Cash..........................................     1          25,618          146,175          51,608
Commercial paper..............................     1          39,997               --          36,686
Accounts receivable, net......................     2           4,004            2,724           2,489
                                                           ---------        ---------       ---------
TOTAL CURRENT ASSETS..........................                69,619          148,899          90,783
INTANGIBLE ASSETS
Goodwill, net.................................     3          45,456               --              --
FIXED ASSETS
Aircraft, net.................................     5         904,253          732,905         800,090
                                                           ---------        ---------       ---------
TOTAL ASSETS..................................             1,019,328          881,804         890,873
                                                           =========        =========       =========
LIABILITIES & SHAREHOLDERS' DEFICIT
LIABILITIES
Accrued expenses and other liabilities........     7          70,436           72,057          77,736
Indebtedness..................................     9         949,217          875,015         877,128
Security deposits.............................    10          14,783           13,255          13,255
                                                           ---------        ---------       ---------
TOTAL LIABILITIES.............................             1,034,436          960,327         968,119
SHAREHOLDERS' DEFICIT
Share capital.................................    11              --               --              --
Accumulated deficit...........................               (15,108)         (78,523)        (77,246)
                                                           ---------        ---------       ---------
TOTAL SHAREHOLDERS' DEFICIT...................               (15,108)         (78,523)        (77,246)
                                                           ---------        ---------       ---------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT...             1,019,328          881,804         890,873
                                                           =========        =========       =========

The accompanying notes, including the statement of accounting policies, on pages F-9 to F-12, are an integral part of the consolidated financial statements.

                                     AERCO

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                            AERCO                                    ALPS 94-1
                                        --------------   ------------------------------------------------------------------
                                         PERIOD FROM       (UNAUDITED)
                                        JULY 15, 1998      NINE MONTHS        PERIOD FROM
                                              TO              ENDED         JULY 1, 1998 TO    YEAR ENDED      YEAR ENDED
                                NOTES   MARCH 31, 1999    MARCH 31, 1998     JULY 14, 1998    JUNE 30, 1998   JUNE 30, 1997
                                -----   --------------   ----------------   ---------------   -------------   -------------
                                        U.S. $'000          U.S. $'000        U.S. $'000         U.S. $'000    U.S. $'000
REVENUES
Aircraft leasing..............   12          82,826            76,098             3,635          100,682         101,434
EXPENSES
Depreciation..................    5         (33,821)          (28,569)           (1,519)         (37,826)        (38,062)
  Exceptional item --
     additional
     depreciation.............   13              --                --                --               --         (34,385)
Provision for impairment in
  aircraft value..............   13              --            (8,720)               --           (8,720)             --
Amortisation of goodwill......    3          (1,669)               --                --               --              --
Net interest expense..........   14         (54,108)          (52,340)           (2,757)         (69,785)        (71,037)
Other expenses................   15          (8,311)           (4,278)             (646)          (6,599)         (5,053)
  Exceptional item --
     termination fee..........   13              --                --                --          (12,700)             --
                                           --------          --------           -------         --------        --------
Total expenses................              (97,909)          (93,907)           (4,922)        (135,630)       (148,537)
                                           --------          --------           -------         --------        --------
NET LOSS FROM OPERATIONS......              (15,083)          (17,809)           (1,287)         (34,948)        (47,103)
Profit on sale of aircraft....    5              10                --                10            2,426              --
Reduction in indebtedness.....    9              --                --                --               --           5,258
                                           --------          --------           -------         --------        --------
NET LOSS BEFORE PROVISION FOR
  TAXES.......................   16         (15,073)          (17,809)           (1,277)         (32,522)        (41,845)
(Provision)/benefit for
  taxes.......................   17             (35)              (15)               --              (33)            143
                                           --------          --------           -------         --------        --------
NET LOSS FOR THE PERIOD.......              (15,108)          (17,824)           (1,277)         (32,555)        (41,702)
RETAINED LOSS BROUGHT
  FORWARD.....................                   --           (44,691)          (77,246)         (44,691)         (2,989)
                                           --------          --------           -------         --------        --------
RETAINED LOSS CARRIED
  FORWARD.....................              (15,108)          (62,515)          (78,523)         (77,246)        (44,691)
BASIC AND DILUTED LOSS PER
  ORDINARY SHARE..............   18          (755.4)         (1,782.4)           (127.7)        (3,255.5)       (4,170.2)
                                           --------          --------           -------         --------        --------
WEIGHTED AVERAGE NUMBER OF
  ORDINARY SHARES
  OUTSTANDING.................   18              20                10                10               10              10
                                           ========          ========           =======         ========        ========

All recognized gains and losses are included in the consolidated statements of operations above.

There is no material difference between the net income for AerCo or ALPS 94-1 for any of the periods set out above, and the historical cost equivalent.

The results for all periods are derived from continuing operations.

The accompanying notes, including the statement of accounting policies on pages F-9 to F-12, are an integral part of the consolidated financial statements.

                                     AERCO

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         AERCO                                    ALPS 94-1
                                    ----------------   ----------------------------------------------------------------
                                                        (UNAUDITED)
                                      PERIOD FROM       NINE MONTHS       PERIOD FROM
                                    JULY 15, 1998 TO       ENDED        JULY 1, 1998 TO    YEAR ENDED      YEAR ENDED
                                     MARCH 31, 1999    MARCH 31, 1998    JULY 14, 1998    JUNE 30, 1998   JUNE 30, 1997
                                    ----------------   --------------   ---------------   -------------   -------------
                                     U.S. $'000          U.S. $'000       U.S. $'000       U.S. $'000       U.S.$'000
CASH FLOWS FROM OPERATING
  ACTIVITIES
Net loss for the period...........        (15,108)        (17,824)           (1,277)         (32,555)        (41,702)
ADJUSTMENTS TO RECONCILE NET LOSS
  FROM OPERATIONS TO NET CASH
  PROVIDED/ (UTILISED) BY
  OPERATING ACTIVITIES
Depreciation......................         33,821          28,569             1,519           37,826          38,062
  Exceptional item -- additional
     depreciation charge..........             --              --                --               --          34,385
Amortisation of goodwill..........          1,669              --                --               --              --
Amortisation of issue costs.......            673              --                --               --
Provision for permanent diminution
  in value of aircraft............             --           8,720                --            8,720              --
Changes in operating assets and
  liabilities
  Accounts receivable.............         (1,077)            651              (252)           1,651             503
  Accrued interest on E Note......             --          12,340             1,606           17,079          14,532
  Exceptional item -- termination
     fee..........................             --              --                --           12,700              --
  Accrued expenses and other
     liabilities..................         14,080           5,032            (4,611)           4,185           1,369
  Reduction in indebtedness.......             --              --                --               --          (5,258)
Net maintenance
  (expenditure)/receipts..........         (4,675)            269            (1,062)          (1,938)          6,703
Net security deposits repaid......         (1,422)         (1,648)               --           (1,947)         (3,475)
                                       ----------         -------           -------          -------         -------
NET CASH PROVIDED/(UTILISED) BY
  OPERATING ACTIVITIES............         27,961          36,109            (4,077)          45,721          45,119
                                       ----------         -------           -------          -------         -------
CAPITAL EXPENDITURE
Purchase of aircraft..............             --          (1,132)               --           (1,132)             --
Sale of aircraft..................         14,500              --            65,677           11,518              --
                                       ----------         -------           -------          -------         -------
                                           14,500          (1,132)           65,677           10,386              --
ACQUISITIONS
Purchase of subsidiary
  undertakings....................     (1,071,565)             --                --               --              --
Cash acquired with subsidiaries...        146,175              --                --               --              --
                                       ----------         -------           -------          -------         -------
                                         (925,390)             --                --               --              --
MANAGEMENT OF LIQUID RESOURCES
Net (purchase)/sale of commercial
  paper...........................        (39,997)          1,739            36,686            3,135          (4,511)
                                       ----------         -------           -------          -------         -------
FINANCING ACTIVITIES
Debt issued.......................        986,609              --                --               --              --
Indebtedness repaid...............        (38,065)        (35,690)           (3,719)         (59,108)        (43,494)
                                       ----------         -------           -------          -------         -------
NET CASH INFLOW/(OUTFLOW) FROM
  FINANCING ACTIVITIES............        948,544         (35,690)           (3,719)         (59,108)        (43,494)
                                       ----------         -------           -------          -------         -------
NET INCREASE/(DECREASE) IN CASH...         25,618           1,026            94,567              134          (2,886)
CASH AT BEGINNING OF PERIOD.......             --          51,474            51,608           51,474          54,360
                                       ----------         -------           -------          -------         -------
CASH AT END OF PERIOD.............         25,618          52,500           146,175           51,608          51,474
                                       ==========         =======           =======          =======         =======

Disclosure of cash flow information is set out in Note 22.

The accompanying notes, including the statement of accounting policies on pages F-9 to F-12, are an integral part of the consolidated financial statements.

                                     AERCO

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

                                                                                               TOTAL
                                                   NUMBER                      RETAINED    SHAREHOLDERS'
                                                  OF SHARES   SHARE CAPITAL      LOSS         DEFICIT
                                                  ---------   -------------   ----------   -------------
                                                              U.S. $'000      U.S. $'000    U.S. $'000
ALPS 94-1:
Balance at June 30, 1996.......................       10            --          (2,989)        (2,989)
Net loss for the year..........................       --            --         (41,702)       (41,702)
                                                     ---           ---         -------        -------
Balance at June 30, 1997.......................       10            --         (44,691)       (44,691)
Net loss for the year..........................       --            --         (32,555)       (32,555)
                                                     ---           ---         -------        -------
Balance at June 30, 1998.......................       10            --         (77,246)       (77,246)
Net loss for the period........................       --            --          (1,277)        (1,277)
                                                     ---           ---         -------        -------
BALANCE AT JULY 14, 1998.......................       10            --         (78,523)       (78,523)
                                                     ===           ===         =======        =======

--------------------------------------------------------------------------------------------------------
AERCO:
Balance at July 15, 1998.......................       20            --              --             --
Net loss for the period........................       --            --         (15,108)       (15,108)
                                                     ---           ---         -------        -------
BALANCE AT MARCH 31, 1999......................       20            --         (15,108)       (15,108)
                                                     ===           ===         =======        =======

The accompanying notes, including the statement of accounting policies on pages F-9 to F-12, are an integral part of the consolidated financial statements.

                                     AERCO
                        STATEMENT OF ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     AerCo Limited was incorporated in Jersey, Channel Islands on June 4, 1998 for the purpose of refinancing ALPS 94-1 and the acquisition of ten aircraft from AerFi. AerCo did not conduct any business prior to July 15, 1998.

     This transaction, which occurred on July 15, 1998, involved the purchase by AerCo Limited of 100% of the capital stock of ALPS 94-1 Limited and thereby a portfolio of twenty five aircraft and related leases and the purchase by AerCo Limited of ten aircraft and related leases from AerFi. The acquisition of the ten aircraft from AerFi was achieved through the purchase of the capital stock in a number of aircraft owning subsidiaries of AerFi. AerCo Limited financed the acquisition of the capital stock of ALPS 94-1 Limited and the ten aircraft from AerFi through the issue of five classes of notes. All of the three most senior classes of notes (the "A to C Notes") were sold in a U.S.$800 million underwritten global public offering. AerFi subscribed for all of the fourth and fifth classes of notes (the "D and E Notes").

     On the refinancing, AerCo Limited advanced ALPS 94-1 Limited a portion of net cash proceeds from the offering which enabled ALPS 94-1 Limited to immediately redeem or repay its existing financial indebtedness.

     Comparative financial information for ALPS 94-1 is presented in these financial statements as ALPS 94-1 is considered to be the predecessor business of AerCo.

     The activities of AerCo and ALPS 94-1 include the sale, procurement and leasing of aircraft together with associated support services.

BASIS OF PREPARATION

     The accounting policies followed in the preparation of the accompanying consolidated financial statements conform with generally accepted accounting principles in the United Kingdom and comply with Financial Reporting Standards of the Accounting Standards Board in the United Kingdom as promulgated by The Institute of Chartered Accountants in England and Wales. Generally accepted accounting principles in the United Kingdom differ in certain significant respects from generally accepted accounting principles in the United States. A summary of these differences are set out in Notes 25, 26, 27 and 28.

     The consolidated financial statements are prepared on the going concern basis and under the historic cost convention and are stated in U.S. dollars, which is the principal operating currency of AerCo, ALPS 94-1 and of the aviation industry.

     The unaudited consolidated financial statements included herein have been prepared by AerCo without audit and conform with generally accepted accounting principles in the United Kingdom and comply with Financial Reporting Standards of the Accounting Standards Board in the United Kingdom as promulgated by the institute of Chartered Accountants in England and Wales. Generally accepted accounting principles in the United Kingdom differ in certain significant respects from generally accepted accounting principles in the United States. A summary of the differences are set out in Notes 25 through 28.

     In the opinion of AerCo's management, the accompanying unaudited consolidated financial statements have been prepared on a basis substantially consistent with the audited consolidated financial statements and contain adjustments, all of which are of a normal recurring nature necessary to present fairly its financial position as of March 31, 1998 and its results of operations and cashflows for the nine months ended March 31, 1998. Interim results are not necessarily indicative of results for the fiscal year.

                                     AERCO
                STATEMENT OF ACCOUNTING POLICIES -- (CONTINUED)

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the directors of AerCo Limited and ALPS 94-1 Limited to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. While the directors of AerCo Limited and ALPS 94-1 Limited believe that the estimates and related assumptions used in the preparation of these financial statements are appropriate, actual results could differ from those estimates. Estimates are made in the assessment of collectability of receivables, the recoverable amounts in respect of aircraft and goodwill and the related estimated lives of such assets.

BASIS OF CONSOLIDATION

     The consolidated financial statements include the results of AerCo Limited and all its subsidiaries (including ALPS 94-1). All intercompany profits, transactions and account balances have been eliminated.

GOODWILL

     Purchased goodwill arising on the acquisition of a business represents the excess of acquisition cost over the fair value of the identifiable net assets when they were acquired. Purchased goodwill arising on acquisitions is capitalised on the balance sheet and amortised on a straight line basis over the estimated economic life of the goodwill.

     In accordance with Financial Reporting Standard No. 10 "Goodwill and Intangible Assets", goodwill is subject to a mandatory impairment test at the end of the first full financial year following the acquisition. Thereafter goodwill is reviewed for impairment in any other period where events or changes in circumstances indicate that the carrying value may not be recoverable.

REVENUE RECOGNITION

     Revenue from aircraft on operating leases is recognised as income on a straight line basis over the period of the leases. Where rentals are adjusted to reflect increases or decreases in prevailing interest rates such adjustments are accounted for as they arise. This includes rental income earned on aircraft for the period prior to delivery (see Accounting policies -- Aircraft). Lease rentals received in advance are deferred and recognized over the period to which they relate.

INTEREST INCOME

     Interest is credited to the statement of operations as it is earned.

MAINTENANCE

     In most lease contracts the lessee has the obligation to pay for maintenance costs on airframes and engines which arise during the term of the lease and in many lease contracts the lessee makes a full or partial prepayment, calculated at an hourly rate, into a maintenance reserve fund paid to AerCo and ALPS 94-1 from which the lessee can draw in respect of maintenance expenditures for major checks. Amounts held in respect of aircraft maintenance are recorded as accrued expenses and other liabilities. Any surplus amounts held in the fund on termination of a lease, to which the next lessee has no access, are recorded as income at that time.

     Maintenance costs borne directly by AerCo and ALPS 94-1 and which are not paid for by lessees are expensed as incurred.

                                     AERCO
                STATEMENT OF ACCOUNTING POLICIES -- (CONTINUED)

TAXATION

     AerCo Limited has been granted exempt company status by the Jersey taxation authorities. It pays an exempt company fee of STG L600 per annum. AerCo Limited is subject to Irish corporation tax on qualifying trading operations at a rate of 10% until December 31, 2005. Taxation is provided on the profits of the subsidiaries at the current rates.

     ALPS 94-1 Limited has been granted exempt company status by the Jersey taxation authorities. It pays an exempt company fee of STG L600 per annum. Taxation is provided on the profits of its subsidiaries at the current rates.

AIRCRAFT

     In the period ended June 30, 1995 ALPS 94-1 agreed to purchase 27 aircraft on operating leases from AerFi.

     On July 15, 1998 AerCo completed the AerCo Group transaction resulting in a refinancing and restructuring of ALPS 94-1 and the acquisition of an additional ten aircraft from AerFi. The refinancing involved the purchase of aircraft at an aggregate appraised fair market value of US$951.97 million.

     Aircraft are stated at cost less accumulated depreciation and are depreciated at rates calculated to write off the cost of the assets to their estimated residual value on a straight line basis, over their estimated useful economic lives. Cost comprises the net purchase price of the aircraft acquired by AerCo or ALPS 94-1. The current estimates of residual values and useful economic lives are 15% of cost and 25 years from date of manufacture respectively.

     Additional charges are made to reduce the book value of specific assets to the recoverable amount where an impairment in value is considered to have occurred in accordance with Financial Reporting Standard No. 11 "Impairment of Tangible Fixed Assets and Goodwill". An impairment review is carried out when there has been an indication of impairment, usually on the basis of independent market appraisals and indications of market demand. An impairment is measured by comparing the carrying value of the aircraft and engines with the recoverable amount. Recoverable amount is the higher of the net realisable value and the value in use on an after tax basis. Value in use is based on the anticipated future cashflows from the aircraft, discounted at a market rate of return.

     In the year ended June 30, 1997 ALPS 94-1 changed its estimates of depreciation rates to more accurately reflect the allocation of the cost of the asset purchases over the estimated useful economic life of these assets. In prior periods, aircraft were depreciated at rates calculated to write-off the cost of the assets to the company to a Nil residual value over their estimated useful economic lives of 25 years. Depreciation rates for aircraft of 2% for the first 15 years and 7% thereafter were applied. The revised method of calculating depreciation is to depreciate aircraft at rates calculated to write off the cost of the assets to ALPS 94-1 to a residual value of 15% of cost, on a straight line basis, over their estimated useful economic lives of 25 years from the date of manufacture.

     The changes in these estimates were considered necessary because of developments in the industry at that time, including the bankruptcy of one major manufacturer, the expected acquisition of MDC by Boeing, significant manufacturer discounting of new aircraft and the announcement of a new generation of Boeing aircraft. As a result of these developments the directors considered that (i) the allocation of cost should be revised to a straight line basis (rather than the previous lower allocations in earlier years) and (ii) additional depreciation reflecting the impact of adopting the revised estimates, should be charged reflecting the permanent impairment in value of the aircraft because of the effect of industry circumstances referred to above on ALPS 94-1's fleet.

                                     AERCO
                STATEMENT OF ACCOUNTING POLICIES -- (CONTINUED)

CASH AND LIQUID RESOURCES

     Substantially all of the cash and commercial paper balances are held for specific purposes under the terms of the Trust Indenture. For the purposes of the cash flow statements cash represents amounts available on demand and liquid resources comprise other cash and commercial paper. While the cash balances are held for specific purposes they may be applied for these purposes on demand and are classified as cash in the cash flow statement.

INDEBTEDNESS

     Repayment of the principal amount of the Class E Note in AerCo and accrued interest thereon is dependent upon funds being available to meet such liabilities as they fall due. Repayment of the principal amount of the Class E
Note in ALPS 94-1 and accrued interest thereon was dependent upon funds being available to meet such liabilities as they fell due. Under the terms of the ALPS 94-1 Class E Note, the recognition by the directors of a permanent diminution in the value of aircraft resulted in certain circumstances in a legal reduction in the principal balance on the Class E Note.

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     AerCo manages its interest rate exposure through the use of interest rate swaps. Under these swap arrangements AerCo will pay fixed interest and receive floating interest on a monthly basis. The objective of AerCo's interest rate risk management policy is to correlate the contracted fixed and floating rental payments in its portfolio to the floating interest payments on the A, B and C Notes, taking account of expected amortisation on these notes. Net receipts and payments arising in respect of these swaps are recognised as adjustments to interest expense on an accruals basis.

     AerCo is also exposed to losses in the event of non-performance by counterparties on interest rate swaps or in the event of defaults by lessees where income streams have been hedged. However, AerCo does not anticipate non-performance by the counterparties and losses or gains related to hedging instruments which result from lessee defaults are accounted for as they are incurred.

     ALPS 94-1 did not use any interest rate swaps to manage its interest rate exposure for any period for which the financial statements are presented.

                                     AERCO
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1   CASH AND COMMERCIAL PAPER

                                                            AERCO          ALPS 94-1       ALPS 94-1
                                                        MARCH 31, 1999   JULY 14, 1998   JUNE 30, 1998
                                                        --------------   -------------   -------------
                                                        U.S. $'000        U.S. $'000      U.S. $'000
Cash.................................................       25,618          146,175          51,608
Commercial paper.....................................       39,997               --          36,686
                                                           -------          -------         -------
                                                            65,615          146,175          88,294
                                                           =======          =======         =======

     Substantially all of the cash and commercial paper balances of AerCo at March 31, 1999 are held for specific purposes under the terms of the AerCo Trust Indenture.

     Substantially all of the cash and commercial paper balances of ALPS 94-1 at July 14, 1998 and June 30, 1998 were held for specific purposes under the ALPS 94-1 Deed of Charge.

2   ACCOUNTS RECEIVABLE, NET

                                                            AERCO          ALPS 94-1       ALPS 94-1
                                                        MARCH 31, 1999   JULY 14, 1998   JUNE 30, 1998
                                                        --------------   -------------   -------------
                                                        U.S. $'000        U.S. $'000      U.S. $'000
Trade receivables, net...............................        3,174            2,491           2,207
Non-trade receivables................................          830              233             282
                                                           -------          -------         -------
                                                             4,004            2,724           2,489
                                                           =======          =======         =======

     Trade receivables comprise amounts in respect of rent and maintenance payments due from lessees and are stated net of provisions for doubtful debt.

     As at March 31, 1999 four lessees accounted for 60%, 16%, 14% and 10% respectively of net trade receivables of AerCo. Trade receivables at March 31, 1999 are shown net of a bad debt provision of $1.4m.

     As at July 14, 1998 two lessees accounted for 53% and 27% respectively of net trade receivables of ALPS 94-1. No other lessee accounted for greater than 10% of trade receivables. Trade receivables at July 14, 1998 are shown net of a bad debt provision of $0.2m.

     As at June 30, 1998 two lessees accounted for 67% and 30% respectively of net trade receivables of ALPS 94-1. No bad debt provision was held by ALPS 94-1 as at June 30, 1998.

     Non-trade receivables comprise prepayments.

3   GOODWILL, NET

                                                            AERCO          ALPS 94-1       ALPS 94-1
                                                        MARCH 31, 1999   JULY 14, 1998   JUNE 30, 1998
                                                        --------------   -------------   -------------
                                                        U.S. $'000        U.S. $'000      U.S. $'000
COST
At beginning and end of period.......................       47,125               --              --
                                                           -------          -------         -------
AMORTISATION
Amortisation in period...............................       (1,669)              --              --
                                                           -------          -------         -------
NET BOOK VALUE
End of period........................................       45,456               --              --
                                                           =======          =======         =======

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3   GOODWILL, NET (CONTINUED)
     Goodwill of U.S. $47.125 million represents the difference between the fair value of the net assets acquired and the consideration paid by AerCo Limited in respect of its acquisition of ALPS 94-1 and the AerFi transferred aircraft. Goodwill is amortised over a 20 year period which is the period over which the directors of AerCo Limited estimate that the value of the underlying businesses acquired is expected to exceed the values of its identifiable net assets. Further information in relation to the calculation of goodwill is set out in
Note 4 below.

4   ACQUISITION OF ALPS 94-1 AND THE AERFI TRANSFERRED AIRCRAFT

     On July 15, 1998 AerCo Limited acquired 100% of the capital stock of ALPS 94-1 Limited and thereby a portfolio of twenty five aircraft and the related leases and purchased ten aircraft and related leases from AerFi. The acquisition of the ten aircraft from AerFi was achieved through the purchase of the capital stock in a number of aircraft owning subsidiaries of AerFi. AerCo Limited financed the acquisition of the capital stock of ALPS 94-1 Limited and the ten aircraft from AerFi through the issue of five classes of notes and also used the proceeds from the issue of these notes to repay the third party indebtedness of ALPS 94-1 and the intercompany indebtedness to AerFi of the aircraft owning companies in respect of the ten aircraft acquired from AerFi.

     The fair value of the net assets acquired and the consideration given on the acquisition of ALPS 94-1 and the AerFi transferred aircraft is summarised as follows:

                                                                           FAIR VALUE ADJUSTMENTS
                                                      AERFI TRANSFERRED   -------------------------
                                         ALPS 94-1        AIRCRAFT         VALUATION       OTHER       FAIR VALUE OF
                                         BOOK VALUE      BOOK VALUE       ADJUSTMENTS   ADJUSTMENTS   ASSETS ACQUIRED
                                         ----------   -----------------   -----------   -----------   ---------------
                                         U.S. $'000      U.S. $'000       U.S. $'000    U.S. $'000      U.S. $'000
Current assets.........................    148,899             609              --           (406)        149,102
Fixed assets -- aircraft...............    732,905         178,756          40,312             --         951,973
Accrued liabilities & other
  liabilities..........................    (72,057)         (5,799)             --        (11,603)        (89,459)
Security deposits......................    (13,255)         (2,950)             --             --         (16,205)
Indebtedness (A to D Notes)............   (680,701)             --              --             --        (680,701)
Indebtedness to AerFi..................   (194,314)        (48,435)             --       (118,776)       (361,525)
Deferred income tax....................         --          (5,148)          5,148             --              --
                                          --------         -------          ------       --------        --------
NET ASSETS ACQUIRED....................    (78,523)        117,033          45,460       (130,785)        (46,815)
                                          ========         =======          ======       ========
Consideration paid.....................                                                                      (310)
                                                                                                         --------
GOODWILL ON ACQUISITION................                                                                   (47,125)
                                                                                                         ========

     The fair value adjustments in respect of the aircraft arise as a result of a valuation of these assets to reflect the directors' estimate of their current market value at the date of acquisition. This valuation of the ALPS 94-1 aircraft and the AerFi transferred aircraft exceeded the book values in these entities by $6 million and $34 million respectively. The fair value adjustment in respect of deferred taxation arises on the AerFi transferred aircraft as a result of the change in the tax basis of these aircraft on their acquisition by AerCo Limited

     The other adjustments in respect of current assets and accrued liabilities and other expenses relate to current assets of the AerFi transferred aircraft not acquired by AerCo Limited and the liability in respect of the makewhole premium payable by ALPS 94-1 on the refinancing of its A to D Note indebtedness.

     The adjustment to indebtedness is comprised of (i) an amount of $37 million in respect of indebtedness in the acquired entities which was forgiven as part of the transaction whereby AerCo Limited acquired ALPS 94-1 and the AerFi transferred aircraft and (ii) additional indebtedness to AerFi of US$156 million

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4   ACQUISITION OF ALPS 94-1 AND THE AERFI TRANSFERRED AIRCRAFT (CONTINUED)
representing the difference between the historic third party indebtedness of AerFi in respect of the AerFi transferred aircraft and the intercompany indebtedness to AerFi which arose on the acquisition of the aircraft owning companies which held these aircraft at the date they were acquired by AerCo Limited.

     The historical financial information for ALPS 94-1 is shown in the consolidated statements of operations and consolidated balance sheets as comparatives. The summarised statement of operations information for the AerFi transferred aircraft for the year ended June 30, 1998 and for the 14 day period immediately prior to the acquisition by AerCo Limited is set out below:

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO     YEAR ENDED
                                                                 JULY 14, 1998     JUNE 30, 1998
                                                                ---------------    -------------
                                                                U.S.$'000              $'000
REVENUES
Aircraft leasing............................................           983             21,109
EXPENSES
Depreciation................................................          (464)           (10,215)
Net interest expense........................................        (1,392)            (6,612)
Other expenses..............................................           355             (4,804)
                                                                    ------            -------
                                                                    (1,501)           (21,631)
                                                                    ------            -------
NET LOSS FROM OPERATIONS BEFORE TAXES.......................          (518)              (522)
Benefit for taxes...........................................             5                501
                                                                    ------            -------
NET LOSS FOR THE PERIOD.....................................          (513)               (21)
                                                                    ======            =======

5   AIRCRAFT, NET

                                                            AERCO          ALPS 94-1       ALPS 94-1
                                                        MARCH 31, 1999   JULY 14, 1998   JUNE 30, 1998
                                                        --------------   -------------   -------------
                                                        U.S.$'000          U.S.$'000       U.S.$'000
COST
Beginning of period..................................           --          949,288         975,179
Additions............................................      951,973               --           1,132
Disposals............................................      (14,207)         (76,897)        (27,023)
                                                           -------         --------        --------
End of period........................................      937,766          872,391         949,288
                                                           =======         ========        ========
DEPRECIATION
Beginning of period..................................           --         (140,478)       (108,583)
Charge for the period................................      (33,821)          (1,519)        (37,826)
Disposal.............................................          308           11,231           5,931
                                                           -------         --------        --------
End of period........................................      (33,513)        (130,766)       (140,478)
                                                           =======         ========        ========
IMPAIRMENT PROVISIONS
Beginning of period..................................           --           (8,720)        (12,000)
Charge for the period................................           --               --          (8,720)
Disposal.............................................           --               --          12,000
                                                           -------         --------        --------
End of period........................................           --           (8,720)         (8,720)
                                                           =======         ========        ========
NET BOOK VALUE
Beginning of period..................................           --          800,090         854,596
                                                           =======         ========        ========
End of period........................................      904,253          732,905         800,090
                                                           =======         ========        ========

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5   AIRCRAFT, NET (CONTINUED)
     Cost for AerCo represents the fair value of aircraft acquired by AerCo as part of the AerCo transaction at July 15, 1998 which was based on the independent appraised values of the portfolio. Cost for ALPS 94-1 represents the purchase price of aircraft acquired by ALPS 94-1 which was based on the independent appraised values of the portfolio of aircraft at August 24, 1994.

     In the year ended June 30, 1998, the directors of ALPS 94-1 Limited made a provision of U.S.$8.72 million to reflect an impairment in the value of the three F100 aircraft then owned by ALPS 94-1 Limited. The directors arrived at such determination based on the bankruptcy of Fokker N.V. and the discontinuation of its aircraft manufacturing operations, resulting in significant reductions of values and lease rates for Fokker aircraft.

     In the year ended June 30, 1997, additional depreciation was charged in ALPS 94-1 of U.S.$34.4 million for reasons set out in "Statement of Accounting
Policies: Aircraft".

     In the year ended June 30, 1996, the directors of ALPS 94-1 Limited made a provision of U.S.$12 million to reflect an impairment in the value of one A300 aircraft in its fleet. The directors arrived at such determination based upon the then unfavourable market conditions for this aircraft type, which also caused the appraisal firms to reduce their appraisal values for this aircraft type. This aircraft was disposed of to AerFi during the year ended June 30, 1998 and this provision was included in determining the profit on the disposal of this aircraft of U.S.$2.4 million.

     The aircraft and other assets held by ALPS 94-1 had charges attached to them such that they represented security for the Notes issued (see Note 9(d)).

     During the period from July 15, 1998 to March 31, 1999 AerCo disposed of one aircraft to a third party to whom the aircraft had been on lease giving rise to a profit on disposal of U.S.$10,000.

     During the period from July 1, 1998 to July 14, 1998 ALPS 94-1 Limited disposed of one aircraft to AerFi. This disposal resulted in a profit of U.S.$10,000 in the period.

6   OPERATING LEASES

     All of AerCo's aircraft are leased on operating leases to 26 lessees as at March 31, 1999. Rentals on certain of the leases are variable in accordance with prevailing interest rates.

     The following is a schedule of contracted future rentals, by year, on operating leases as of March 31, 1999. The interest rates prevailing at March 31, 1999 have been applied in determining rentals which are variable in accordance with prevailing interest rates.

YEAR ENDING MARCH 31
--------------------                                           U.S. $'000
2000........................................................    104,386
2001........................................................     76,402
2002........................................................     58,944
2003........................................................     48,008
2004........................................................     28,971
Thereafter..................................................     27,013
                                                                -------
                                                                343,724
                                                                =======

     There are no contingent rentals.

     The leases have charges attached to them such that they represent security for the Notes issued.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7   ACCRUED EXPENSES AND OTHER LIABILITIES

                                                            AERCO          ALPS 94-1       ALPS 94-1
                                                        MARCH 31, 1999   JULY 14, 1998   JUNE 30, 1998
                                                        --------------   -------------   -------------
                                                        U.S. $'000        U.S. $'000      U.S. $'000
Accrued expenses and other liabilities comprise:
Aircraft maintenance reserves........................       39,697          41,274          42,336
Deferred income......................................        4,670           6,576           7,791
Interest on A to D Notes.............................        2,260           3,932           5,629
Interest on E Notes..................................       14,101             794           1,612
Exceptional item (Note 13)...........................           --          12,700          12,700
Taxation.............................................           53             (17)            (17)
Other accruals.......................................        9,655           6,798           7,685
                                                            ------          ------          ------
                                                            70,436          72,057          77,736
                                                            ======          ======          ======

     All accrued expenses and other liabilities fall due within one year with the exception of aircraft maintenance reserves which are split as follows:

                                                            AERCO          ALPS 94-1       ALPS 94-1
                                                        MARCH 31, 1999   JULY 14, 1998   JUNE 30, 1998
                                                        --------------   -------------   -------------
                                                        U.S. $'000        U.S. $'000      U.S. $'000
Aircraft maintenance reserves:
Due within one year..................................       13,876           5,333           5,247
Due after one year...................................       25,821          35,941          37,089
                                                            ------          ------          ------
                                                            39,697          41,274          42,336
                                                            ======          ======          ======

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     AerCo's financial instruments comprise its A through E note indebtedness, cash and liquid resources and interest rate swaps. These financial instruments are denominated in US dollars and are used in connection with AerCo's leasing operations. These financial instruments comprise a mixture of fixed and floating items and AerCo has also contracted both fixed and floating rental streams with its lessees.

     AerCo manages its interest rate exposure through the use of interest rate swaps under which it will pay fixed and receive floating on a monthly basis. The objective of AerCo's interest rate risk management policy is to correlate the contracted fixed and floating rental payments on its aircraft to the interest payments on the A, B and C Notes taking into account the interest received on its cash deposits. Thus, all of AerCo's interest rate swaps are for hedging purposes.

     AerCo seeks to manage its liquidity risk through maintaining a liquidity reserve amount of $40 million and through the application of available collections from lessees to meet its debt and other obligations in accordance with a predetermined priority of payments as set out in the Trust Indenture.

(i) Interest Rate Profile of Financial Assets and Financial Liabilities

     The following table depicts the interest rate profile of AerCo's financial assets and financial liabilities at March 31, 1999 after taking into account the derivatives used by AerCo. In accordance with FRS 13 "Derivatives and Other Financial Instruments" the tables do not include interests in associate undertakings and short term debtors and creditors.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

(i) Interest Rate Profile of Financial Assets and Financial Liabilities (continued)
Financial Assets

     After taking account of the interest rate swaps entered into by AerCo, the interest rate profile of AerCo's assets at March 31, 1999 was:

                                                                         FLOATING RATE    FIXED RATE
                                                             TOTAL          ASSETS          ASSETS
                                                           ----------    -------------    ----------
                                                           U.S. $'000     U.S. $'000      U.S. $'000
Financial Assets
Cash...................................................      25,618         25,618              --
Commercial Paper.......................................      39,997         39,997              --
                                                             ------         ------          ------
                                                             65,615         65,615              --
                                                             ======         ======          ======

     The cash bears interest at rates based on daily U.S.$ LIBOR. The commercial paper bears interest based on rates available for A1+/P1 U.S. commercial paper.

Financial Liabilities

     The interest rate profile of AerCo's financial liabilities at March 31, 1999 was:

                                                                    FLOATING RATE            FIXED RATE
                                                     TOTAL      FINANCIAL LIABILITIES   FINANCIAL LIABILITIES
                                                   ----------   ---------------------   ---------------------
                                                   U.S. $'000        U.S. $'000              U.S. $'000
Financial Liabilities
Indebtedness
A-1 Notes.......................................    340,000            340,000                      --
A-2 Notes.......................................    255,436            255,436                      --
B-1 Notes.......................................     81,568             81,568                      --
C-1 Notes.......................................     84,931             84,931                      --
D-1 Notes.......................................     80,000                 --                  80,000
E-1 Notes.......................................    111,973                 --                 111,973
Aircraft maintenance reserves due after one
  year..........................................      9,185              9,185                      --
Security deposits due after one year............      1,314              1,314                      --
                                                    -------            -------                 -------
TOTAL...........................................    964,407            772,434                 191,973
                                                    =======            =======                 =======

     A-1, A-2, B-1 and C-1 Note indebtedness bear interest at rates based on one month LIBOR plus a specified margin of 0.19%, 0.32%, 0.60% and 1.35% respectively.

     Aircraft maintenance reserves and security deposits bear interest at six month US$ LIBOR rates.

     The interest rate on the D-1 and E-1 Notes is 8.5% and 20% respectively. The weighted average period for which the D-1 and E-1 Notes are fixed is 12 years and 25 years respectively.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)
(ii) Maturity of Financial Liabilities

     Information relating to the maturity profile of indebtedness is set out in
Note 9. The estimated maturity profile of aircraft maintenance reserves and security deposits which are classified as financial liabilities is as follows:

DUE:
----                                                          U.S.$'000
In more than one year but not more than two years...........    4,385
In more than two years but not more than five years.........    2,785
In more than five years.....................................    3,329
                                                               ------
                                                               10,499
                                                               ======

(iii) Borrowing Facilities

     AerCo had no undrawn committed borrowing facilities at March 31, 1999.

(iv) Fair Values of Financial Assets and Financial Liabilities

     The book values and fair values of AerCo's financial assets and liabilities as at March 31, 1999 by category are set out below:

                                                              BOOK VALUE    FAIR VALUE
                                                              ----------    ----------
                                                              U.S. $'000    U.S. $'000
PRIMARY FINANCIAL INSTRUMENTS HELD OR ISSUED TO FINANCE
  AERCO'S OPERATIONS
Financial Assets
Cash........................................................    25,618        25,618
Commercial paper............................................    39,997        39,997
                                                               -------       -------
TOTAL.......................................................    65,615        65,615
                                                               =======       =======
Financial Liabilities
Indebtedness
A-1 Notes...................................................   340,000       338,436
A-2 Notes...................................................   255,436       253,597
B-1 Notes...................................................    81,568        78,199
C-1 Notes...................................................    84,931        81,161
D-1 Notes...................................................    80,000        63,200
E-1 Notes...................................................   111,973        22,395
Aircraft maintenance reserves due after one year............     9,185         9,185
Security deposits due after one year........................     1,314         1,314
                                                               -------       -------
TOTAL.......................................................   964,407       847,487
                                                               =======       =======
DERIVATIVE FINANCIAL INSTRUMENTS
Interest rate swaps (notional principal U.S.$720 million)...        --        (2,093)
                                                               =======       =======

     The fair values of Notes outstanding have been determined by reference to prices available from the markets in which these Notes are traded. The fair value of aircraft maintenance reserves and security deposits which are subject to floating rates is their par value. All the other fair values shown have been calculated by discounting future estimated cashflows at prevailing interest rates.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

(iv) Fair Values of Financial Assets and Financial Liabilities (continued) In accordance with the objectives of AerCo's hedging policies the fair value loss arising in respect of AerCo's interest rate swaps is offset to a significant extent by fair value gains inherent in the contracted fixed rate leases entered into by AerCo.

(v) Gains and Losses on Hedges

     AerCo enters into interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements. An analysis of these unrecognised gains and losses is as follows:

                                                                                          TOTAL NET
                                                                GAINS         LOSSES        LOSSES
                                                              ----------    ----------    ----------
                                                              U.S. $'000    U.S. $'000    U.S. $'000
Unrecognised gains and losses on hedges at start of
  period....................................................      --              --            --
Unrecognised gains and losses on hedges at March 31, 1999...     776          (2,869)       (2,093)
                                                                 ===          ======        ======
Of which:
Gains and losses expected to be recognised in 2000..........     256          (1,269)       (1,013)
Gains and losses expected to be recognised in 2001 or
  later.....................................................     520          (1,600)       (1,080)

9   INDEBTEDNESS

(a) Principal -- AerCo

     The purchase by AerCo Limited of 100% of the capital stock of ALPS 94-1 Limited and thereby a portfolio of twenty five aircraft and related leases, the purchase of ten aircraft and related leases from AerFi and the refinancing of the ALPS 94-1 indebtedness was funded by the issue of Notes by AerCo Limited.

     The Notes constitute direct obligations of AerCo Limited. None of the Security Trustee (as defined below) or the Noteholders have any security interest, mortgage, charge or similar interest in any of the aircraft.

     Pursuant to the Security Trust Agreement, Bankers Trust Company (the "Security Trustee") has been granted an interest in the capital stock of certain of the direct and indirect subsidiaries of AerCo Limited. The Security Trustee has been granted a security interest, directly or indirectly, in the respective interests of each AerCo group member in the leases and leases within AerCo group relating to the aircraft, in any loans extended by AerCo Limited to its subsidiaries and certain cash deposits.

                                                                  AERCO
                                                              MARCH 31, 1999     AT ISSUE
                                                              --------------    ----------
                                                              U.S. $'000        U.S. $'000
Subclass A-1 Notes..........................................     340,000         340,000
Subclass A-2 Notes..........................................     255,436         290,000
Subclass B-1 Notes..........................................      81,568          85,000
Subclass C-1 Notes..........................................      84,931          85,000
Subclass D-1 Notes..........................................      80,000          80,000
Subclass E-1 Notes..........................................     111,973         111,973
Deferred Financing Costs....................................      (4,691)         (5,364)
                                                                 -------         -------
                                                                 949,217         986,609
                                                                 =======         =======

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9   INDEBTEDNESS (CONTINUED)

(a) Principal -- AerCo (continued)
     Repayments of principal on the A, B, C and D Notes are made monthly and commenced in August 1998. The repayment of principal on the A to D Notes is dependent upon the cash available at the monthly payment date and is governed by the Priority of Payments set out in the Trust Indenture entered into by AerCo Limited, on July 15, 1998 (the "Closing Date").

     The repayment of Class E Note principal is not due until the Class A to D Notes have been fully repaid. Repayment of the principal amount of the Class E Notes and accrued interest thereon are dependent upon funds being available to meet such liabilities as they fall due.

(b) Interest -- AerCo

     Subclass A-1 Notes bear interest at LIBOR plus 0.19%, payable monthly in arrears.

     Subclass A-2 Notes bear interest at LIBOR plus 0.32%, payable monthly in arrears.

     Subclass B-1 Notes bear interest at LIBOR plus 0.60%, payable monthly in arrears.

     Subclass C-1 Notes bear interest at LIBOR plus 1.35%, payable monthly in arrears.

     The Subclass D-1 Notes bear interest at 8.50%. Interest is payable monthly in arrears and commenced in August 1998, subject to available cash. Interest accrued but not paid will be added to the principal outstanding and will accrue interest until paid.

     The Subclass E-1 Notes bear interest at 20% per annum accruing monthly in arrears. Except for the Class E Note Primary Interest Amount which will be paid at a rate of 15.0% per annum multiplied by the Initial Outstanding Principal Balance of the Subclass E-1 Notes on the Closing Date, no interest is payable on Subclass E-1 Notes until all of the interest, principal and premium, if any, on the other Notes have been repaid in full. The Class E Note Primary Interest Amount will be paid on each Payment Date only to the extent that AerCo has available collections sufficient to make such payment after paying or providing for each of the items ranking prior to such payment in order of priority under the Trust Indenture.

(c) Debt maturity -- AerCo

     The repayment terms of the A, B, C and D Notes are such that certain principal amounts are expected to be repaid on certain dates based on certain assumptions (the "Expected Final Payment Dates") or refinanced through the issue of new Notes by specified Expected Final Payment Dates but in any event are ultimately due for repayment on specified final maturity dates (the "Final Maturity Dates"). The Expected Final Payment Dates, Final Maturity Dates, Principal Amount and interest rates applicable to each Class of Note are set out below:

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9   INDEBTEDNESS (CONTINUED)

(c) Debt maturity -- AerCo (continued)

                                             PRINCIPAL AMOUNT    EXPECTED FINAL
CLASS OF NOTES              INTEREST RATES    MARCH 31, 1999      PAYMENT DATE      FINAL MATURITY DATE
--------------              --------------   ----------------   -----------------   -------------------
                                              U.S.$ MILLION
Class A-1.................  LIBOR + 0.19%          340              July 15, 2000      July 15, 2023
Class A-2.................  LIBOR + 0.32%          255          December 15, 2005      July 15, 2023
Class B-1.................  LIBOR + 0.60%           82              July 15, 2005      July 15, 2004
Class C-1.................  LIBOR + 1.35%           85              July 15, 2013      July 15, 2005
Class D-1.................           8.5%           80             April 15, 2014      July 15, 2023
Class E-1.................            20%          112              July 15, 2023      July 15, 2023
                                                   ---
                                                   954
                                                   ===

     The repayment dates and amounts of the Notes shown in the table below are not fixed contractual obligations but are the amounts AerCo will pay if cash flows are in accordance with targets. To the extent that cash flows exceed, or do not meet, the targets then these amounts will vary in accordance with the Trust Indenture. The targets assume that the minimum future rentals as summarised in Note 6 are received after making adjustments for the anticipated performance of the lessees.

     The target principal balances repayable analysed by year of repayment are as follows (all amounts are in U.S.$'000):

                                                                  SUB-CLASS
                                               -----------------------------------------------
YEAR ENDING MARCH 31                             A-1       A-2       B-1       C-1       D-1
--------------------                           -------   -------   -------   -------   -------
2000.........................................       --    34,115     5,294       485        --
2001.........................................       --    40,524     4,454     1,079        --
2002.........................................       --    35,408     5,094     1,751        --
2003.........................................       --    38,198     5,554     2,491        --
2004.........................................       --    33,660     6,237     3,281        --
Thereafter...................................  340,000    73,531    54,935    75,844    80,000
                                               -------   -------   -------   -------   -------
Total........................................  340,000   255,436    81,568    84,931    80,000
                                               =======   =======   =======   =======   =======

     The principal of the Subclass E-1 Notes is not payable until the outstanding principal balance of the A to D Notes is reduced to zero.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9   INDEBTEDNESS (CONTINUED)
(d) Principal -- ALPS 94-1

     The purchase of aircraft by ALPS 94-1 Limited was funded by the sale of Trust Notes and the sale of Subordinated Notes (together the "ALPS 94-1 Notes"). The ALPS 94-1 Notes were secured by a first priority security interest in ALPS 94-1's assets, which consisted of the aircraft, the leases and amounts on deposits in certain accounts.

                                                              ALPS 94-1       ALPS 94-1
                                                            JULY 14, 1998   JUNE 30, 1998    AT ISSUE
                                                            -------------   -------------   ----------
                                                            U.S. $'000       U.S. $'000     U.S. $'000
TRUST NOTES
Class A-1 Notes...........................................      98,160          98,349       172,000
Class A-2 Notes...........................................      69,578          73,108       139,404
Class A-3 Notes...........................................     156,167         156,167       156,167
Class A-4 Notes...........................................     140,122         140,122       140,122
Class B-1 Notes...........................................      43,770          43,770        44,106
Class B-2 Notes...........................................      43,994          43,994        44,106
Class C Notes.............................................      86,171          86,171        86,610
SUBORDINATED NOTES
Class D Note..............................................      42,739          42,739        71,185
Class E Note and capitalised E Note Interest..............     199,572         197,966       144,451
Less: extinguished by a permanent loss....................      (5,258)         (5,258)           --
                                                               -------         -------       -------
Net Class E Note Principal and capitalised interest.......     194,314         192,708       144,451
                                                               -------         -------       -------
                                                               875,015         877,128       998,151
                                                               =======         =======       =======

     Repayments of principal on the Trust Notes and Class D Note principal were made monthly and commenced in October 1994. As a consequence of the ALPS 94-1 refinancing which was completed on July 15, 1998 the ALPS 94-1 Notes were classified as repayable within one year at June 30, 1998.

     The repayment of principal on the Trust Notes and the Class D Note was dependent upon the cash available at the monthly payment dates and was governed by the Deed of Charge, Assignment and Priorities entered into by ALPS 94-1 on August 24, 1994 (the "Deed of Charge").

     The repayment of Class E Note principal was not due until the Trust Notes and Class D Note were fully repaid.

     Repayment of the principal amounts of the Class E Note and accrued interest thereon were dependent upon funds being available to meet such liabilities as they fell due. Under the terms of the ALPS 94-1 Class E Note, the recognition by the directors of a permanent diminution in the value of aircraft resulted in certain circumstances in a legal reduction in the principal balance on the Class E Note. During the year ended June 30, 1997 there was a legal reduction in the principal balance on the Class E Note of U.S.$5.258 million.

(e) Interest -- ALPS 94-1

     Class A-1 Notes bore interest at LIBOR plus 0.48%, payable monthly in arrears.

     Class A-2 Notes bore interest at 7.15%, payable monthly in arrears, increased to 9.15% from November 1997 onwards.

     Class A-3 Notes bore interest at LIBOR plus 0.45%, payable monthly in arrears.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9   INDEBTEDNESS (CONTINUED)

(e) Interest -- ALPS 94-1 (continued)
     Class A-4 Notes bore interest at 7.80%, payable monthly in arrears.

     Class B-1 Notes bore interest at LIBOR plus 1.15%, payable monthly in arrears.

     Class B-2 Notes bore interest at 8.20%, payable monthly in arrears.

     Class C Notes bore interest at 9.35%, payable monthly in arrears.

     The Class D Note bore interest at LIBOR plus 5.50%. Interest was payable monthly in arrears and commenced in October 1994, subject to available cash. Interest accrued but not paid was added to the principal outstanding and accrued interest until paid.

     The Class E Note bore interest at 10.00%. The interest accrued monthly in arrears. With the exception of certain circumstances the Class E permitted interest amount was not to be paid until the payment date following the fourth anniversary of August 24, 1994.

10  SECURITY DEPOSITS

     Security deposits of U.S.$14,783,000 in AerCo as at March 31, 1999 (U.S.$13,255,000 at July 14, 1998 and June 30, 1998 for ALPS 94-1) are held as security for obligations in accordance with the terms of certain leases. The deposits are held as cash and commercial paper by AerCo and were held as cash and commercial paper by ALPS 94-1 (See Note 1).

11  SHARE CAPITAL

AERCO

     Called up share capital comprises:

                                                                MARCH 31, 1999
                                                                --------------
                                                                    U.S. $
AUTHORIZED
10,000 ordinary shares of US$1 each.........................        10,000
                                                                    ======
ISSUED AND FULLY PAID
20 ordinary shares of US$1 each.............................            20
                                                                    ======

     AerCo Limited issued 20 ordinary shares at $1 each on June 4, 1998.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11  SHARE CAPITAL (CONTINUED)
ALPS 94-1

     Called up share capital comprises:

                                                                JULY 14, 1998    JUNE 30, 1998
                                                                -------------    -------------
                                                                   U.S. $           U.S. $
AUTHORIZED
15,000 ordinary shares of US$1 each.........................       15,000           15,000
                                                                   ======           ======
ISSUED AND FULLY PAID
10 ordinary shares of US$1 each.............................           10               10
                                                                   ======           ======

     ALPS 94-1 Limited issued 10 ordinary shares at $1 each on June 3, 1994.

12  REVENUES AND CONCENTRATION OF CREDIT RISK

(a) Distribution of revenues by geographic area

                                  AERCO             ALPS 94-1
                               PERIOD FROM         PERIOD FROM          ALPS 94-1           ALPS 94-1
                            JULY 15, 1998 TO     JULY 1, 1998 TO       YEAR ENDED          YEAR ENDED
                             MARCH 31, 1999       JULY 14, 1998       JUNE 30, 1998       JUNE 30, 1997
                            -----------------   -----------------   -----------------   -----------------
                            U.S. $'000    %     U.S. $'000    %     U.S. $'000    %     U.S. $'000    %
Europe...................     40,456     48.8      1,508     41.5     45,624     45.3     44,903     44.3
North America............      7,009      8.5        144      4.0      4,328      4.3      3,693      3.6
South/Central America....     14,318     17.3        716     19.7     21,375     21.2     18,751     18.5
Asia/Pacific.............     21,043     25.4      1,267     34.8     29,355     29.2     34,087     33.6
                             -------     ----    -------     ----    -------     ----    -------     ----
                              82,826      100      3,635      100    100,682      100    101,434      100
                             =======     ====    =======     ====    =======     ====    =======     ====

     All revenues are derived from aircraft leasing.

     In the period from July 15, 1998 to March 31, 1999, 18% and 10% of AerCo's lease revenues was derived from the United Kingdom and Spain respectively. No other country accounted for greater than 10% of AerCo's lease revenues.

     In the period from July 1, 1998 to July 14, 1998, 15%, 15%, 14% and 10% of ALPS 94-1's lease revenues was derived from Chile, Hungary, Spain and the United Kingdom respectively. No other country accounted for greater than 10% of ALPS 94-1's lease revenues.

     In the year ended June 30, 1998, 15%, 14% and 12% of ALPS 94-1's lease revenues was derived from the United Kingdom, Chile and Spain respectively. No other country accounted for greater than 10% of ALPS 94-1's lease revenues.

     In the year ended June 30, 1997, 15% and 12% of ALPS 94-1's lease revenues was derived from the United Kingdom and Spain respectively. No other country accounted for greater than 10% of ALPS 94-1's lease revenues.

(b) Concentration of credit risk

     Credit risk with respect to trade accounts receivable is generally mitigated due to the number of lessees and their dispersal across different geographic areas.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12  REVENUES AND CONCENTRATION OF CREDIT RISK (CONTINUED)

(b) Concentration of credit risk (continued)
     AerCo and ALPS 94-1 manage their exposures to particular countries through obtaining security from lessees by way of deposits, letters of credit and guarantees. In addition AerCo and ALPS 94-1 maintain Political Risk Insurance in respect of certain lessees.

     AerCo and ALPS 94-1 continually evaluate the financial position of lessees and, based on this evaluation, the amounts outstanding and the available security, make an appropriate provision for doubtful debts.

     As at March 31, 1999, one lessee accounted for 10% of AerCo's lease revenues. No other lessee accounted for greater than 10% of AerCo's lease revenues for the period from July 15, 1998 to March 31, 1999.

     At July 15, 1998 no lessee accounted for greater than 10% of ALPS 94-1's lease revenues.

     As at June 30, 1998, one lessee accounted for 14% (1997: 14%) of ALPS 94-1's lease revenues and another accounted for 12% (1997: 12%) of ALPS 94-1's lease revenues. No other lessee accounted for greater than 10% of ALPS 94-1's lease revenues for the years ended June 30, 1998 and 1997.

13  EXCEPTIONAL ITEMS

                                               AERCO            ALPS 94-1
                                            PERIOD FROM        PERIOD FROM       ALPS 94-1       ALPS 94-1
                                          JULY 15, 1998 TO   JULY 1, 1998 TO    YEAR ENDED      YEAR ENDED
                                           MARCH 31, 1999     JULY 14, 1998    JUNE 30, 1998   JUNE 30, 1997
                                          ----------------   ---------------   -------------   -------------
                                             U.S. $'000        U.S. $'000       U.S. $'000      U.S. $'000
Additional depreciation(i).............            --                --               --          34,385
Provision for impairment in aircraft
  value (Note 5).......................            --                --            8,720              --
Termination fee(ii)....................            --                --           12,700              --
                                               ------            ------           ------          ------
                                                   --                --           21,420          34,385
                                               ======            ======           ======          ======

---------------

(i) The additional depreciation charge in the year ended June 30, 1997 related to a change in calculating depreciation estimates as explained in "Statement of Accounting Policies: Aircraft".

(ii) In the year ended June 30, 1998 the directors of ALPS 94-1 Limited approved the transaction involving the sale of the capital stock of ALPS 94-1 Limited to AerCo Limited. ALPS 94-1 Limited entered into a contract with its servicer, GE Capital Aviation Services Limited ("GECAS") whereby it agreed to terminate the GECAS servicing agreement in respect of the management of ALPS 94-1's assets in consideration for a termination fee of $12.7 million. This amount was charged in the year ended June 30, 1998.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14  NET INTEREST EXPENSE

                                               AERCO            ALPS 94-1
                                            PERIOD FROM        PERIOD FROM       ALPS 94-1       ALPS 94-1
                                          JULY 15, 1998 TO   JULY 1, 1998 TO    YEAR ENDED      YEAR ENDED
                                           MARCH 31, 1999     JULY 14, 1998    JUNE 30, 1998   JUNE 30, 1997
                                          ----------------   ---------------   -------------   -------------
                                             U.S. $'000        U.S. $'000       U.S. $'000      U.S. $'000
Interest payable on Notes..............        56,047             2,977           73,560          73,975
Net interest income....................        (1,939)             (220)          (3,775)         (2,938)
                                               ------             -----           ------          ------
                                               54,108             2,757           69,785          71,037
                                               ======             =====           ======          ======

15  OTHER EXPENSES

                                               AERCO            ALPS 94-1
                                            PERIOD FROM        PERIOD FROM       ALPS 94-1       ALPS 94-1
                                          JULY 15, 1998 TO   JULY 1, 1998 TO    YEAR ENDED      YEAR ENDED
                                           MARCH 31, 1999     JULY 14, 1998    JUNE 30, 1998   JUNE 30, 1997
                                          ----------------   ---------------   -------------   -------------
                                             U.S. $'000        U.S. $'000       U.S. $'000      U.S. $'000
Servicer's fees........................        2,637               108             2,894           2,899
Political risk insurance...............          247                54               425             737
Hull war risks insurance...............          329                --                --              --
Administration fees....................        1,561                20               412             441
Cash managers' fees....................          177                --                76              66
Aircraft leasing costs.................        2,068               174             1,914              --
Legal & professional fees..............          657               260               440             402
Directors' & Officer's insurance.......          282                12               295             350
Directors' fees and expenses...........          278                18               100             122
Audit and tax fees.....................           75                --                43              36
                                               -----               ---             -----           -----
                                               8,311               646             6,599           5,053
                                               =====               ===             =====           =====

16  NET LOSS BEFORE PROVISION FOR TAXES

(a) Net loss before provision for taxes is stated after charging:

                                               AERCO            ALPS 94-1
                                            PERIOD FROM        PERIOD FROM       ALPS 94-1       ALPS 94-1
                                          JULY 15, 1998 TO   JULY 1, 1998 TO    YEAR ENDED      YEAR ENDED
                                           MARCH 31, 1999     JULY 14, 1998    JUNE 30, 1998   JUNE 30, 1997
                                          ----------------   ---------------   -------------   -------------
                                             U.S. $'000        U.S. $'000       U.S. $'000      U.S. $'000
Directors' remuneration................         278                 18              100             100
                                                ===                ===              ===             ===

(b) Directors and Officers' Insurance

     Directors' and Officers' Insurance has been implemented for AerCo and ALPS 94-1. Directors of AerCo Limited and ALPS 94-1 Limited also have the protection of an unsecured indemnity from AerCo Limited and ALPS 94-1 Limited in respect of claims relating to them in their capacity as directors.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

17  (PROVISION)/BENEFIT FOR TAXES

                                               AERCO            ALPS 94-1
                                            PERIOD FROM        PERIOD FROM       ALPS 94-1       ALPS 94-1
                                          JULY 15, 1998 TO   JULY 1, 1998 TO    YEAR ENDED      YEAR ENDED
                                           MARCH 31, 1999     JULY 14, 1998    JUNE 30, 1998   JUNE 30, 1997
                                          ----------------   ---------------   -------------   -------------
                                             U.S. $'000        U.S. $'000       U.S. $'000      U.S. $'000
Corporation tax --
  (provision)/benefit..................         (35)                --              (33)            143
                                                ===                ===              ===             ===

     Taxation provisions for AerCo and ALPS 94-1 relate to taxes levied in local jurisdictions in respect of the activities of subsidiaries. The tax benefit for ALPS 94-1 in the year ended June 30, 1997 relates to a subsequent approval of a lower prior period tax charge levied by one jurisdiction.

     AerCo's income from approved activities in Ireland is taxable at a rate of 10% until December 31, 2005.

18  BASIC AND DILUTED LOSS PER ORDINARY SHARE

     The calculation of basic and diluted loss per ordinary share for AerCo Limited has been computed by dividing the loss for the period of U.S. $15,108,000 by the weighted average number of ordinary shares outstanding during the period of 20 shares.

     The calculation of basic and diluted loss per ordinary share for ALPS 94-1 Limited from July 1, 1998 to July 14, 1998 and for the years ended June 30, 1998 and 1997 has been computed by dividing the losses of U.S.$1,277,000, U.S.$32,555,000 and U.S.$41,702,000 respectively by the weighted average number of ordinary shares outstanding during these periods of 10 shares.

     No adjustments have been made to the basic or diluted loss per ordinary share for ALPS 94-1 Limited for the period from July 1, 1998 to July 15, 1998 and for the years ended June 30, 1998 and 1997 as a result of the change in capital structure and the fair value adjustments arising out of the refinancing and acquisition of ALPS 94-1 and the AerFi transferred aircraft and therefore, the earnings per share figures for AerCo Limited and ALPS 94-1 Limited are not directly comparable.

19  STAFF COSTS AND NUMBERS

     AerCo and ALPS 94-1 have no employees.

20  SUBSIDIARY COMPANIES

     AerCo Limited has the following subsidiary companies as at March 31, 1999:

                                           COUNTRY OF                                           % OF
NAME                                      INCORPORATION               BUSINESS               SHARES HELD
----                                      -------------   --------------------------------   -----------
AerCo Ireland Limited..................   Ireland         Aircraft leasing and sub-leasing      100%
AerCo Ireland II Limited...............   Ireland         Aircraft leasing and sub-leasing      100%
AerCo USA Inc..........................   USA             Aircraft leasing and sub-leasing      100%
ALPS 94-1 Limited......................   Jersey          Aircraft leasing and sub-leasing      100%
Pergola Limited........................   Ireland         Aircraft leasing and sub-leasing      100%
ALPS 94-1(Belgium) N.V.................   Belgium         Aircraft leasing and sub-leasing      100%
AerFi (Belgium) N.V....................   Belgium         Aircraft leasing and sub-leasing      100%
ALPS 94-1 (France) S.A.R.L.............   France          Dormant                               100%

     As at July 14, 1998 and all previous periods, ALPS 94-1 was comprised of ALPS 94-1 Limited and its 100% owned subsidiaries, Pergola Limited, ALPS 94-1 (Belgium) N.V. and ALPS 94-1 (France) S.A.R.L.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

21  DIVIDENDS

     Under the Articles of Association, the shareholders of ALPS 94-1 Limited were entitled to receive a fixed cumulative preferential dividend of U.S.$1,500 per annum out of the profits. This dividend was not declared in the year ended June 30, 1998.

22  CASH FLOW STATEMENT

(a) Supplemental disclosure of cash flow information

                                                              ALPS 94-1
                                              AERCO          PERIOD FROM       ALPS 94-1       ALPS 94-1
                                           PERIOD ENDED    JULY 1, 1998 TO    YEAR ENDED      YEAR ENDED
                                          MARCH 31, 1999    JULY 14, 1998    JUNE 30, 1998   JUNE 30, 1997
                                          --------------   ---------------   -------------   -------------
                                            U.S. $'000       U.S. $'000       U.S. $'000      U.S. $'000
Cash paid in respect of:
Interest -- A-D Notes..................       30,694            3,872           49,191          50,574
Interest -- E Notes....................        7,332               --            5,624           9,298
Interest rate swaps....................          987               --               --              --
                                              ------            -----           ------          ------
                                              39,013            3,872           54,815          59,872
                                              ======            =====           ======          ======

(b) Reconciliation of net cash flow to movement in net debt -- AerCo

                                                               U.S. $'000
Increase in cash in the period..............................      25,618
Cashflow from increase in debt..............................    (948,544)
Increase in liquid resources in period......................      39,997
                                                                --------
Change in net debt resulting from cashflows.................    (882,929)
Amortisation of issue costs.................................        (673)
                                                                --------
Movement in net debt in the period..........................    (883,602)
Net debt at July 15, 1998...................................          --
                                                                --------
Net debt at March 31, 1999..................................    (883,602)
                                                                ========

(c) Analysis of net debt -- AerCo

                                                                            OTHER NON
                                              JULY 15, 1998    CASHFLOW    CASH CHARGES   MARCH 31, 1999
                                              -------------   ----------   ------------   --------------
                                               U.S. $'000     U.S. $'000    U.S. $'000      U.S. $'000
Cash.......................................         --           25,618          --            25,618
Liquid resources...........................         --           39,997          --            39,997
Indebtedness...............................         --         (948,544)       (673)         (949,217)
                                                  ----         --------        ----          --------
                                                    --         (882,929)       (673)         (883,602)
                                                  ====         ========        ====          ========

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

22  CASH FLOW STATEMENT (CONTINUED)
(d) Purchase of subsidiary undertakings

                                                                U.S. $'000
NET ASSETS ACQUIRED
Aircraft....................................................      951,973
Accounts receivable.........................................        2,927
Cash........................................................      146,175
Accrued expenses and other liabilities......................      (60,430)
Security deposits...........................................      (16,205)
                                                                 --------
                                                                1,024,440
Goodwill....................................................       47,125
                                                                 --------
                                                                1,071,565
                                                                 ========
Satisfied by cash...........................................    1,071,565
                                                                 ========

23  COMMITMENTS

     AerCo Limited and its consolidated subsidiaries have no long-term contracts other than those with their service providers (see Note 31) and lessees (see
Note 6).

24  NEW ACCOUNTING STANDARDS IMPLEMENTED

     FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" ("FRS 12") was effective for AerCo for its first trading accounting period ended March 31, 1999.

     Under the accounting policy previously adopted by ALPS 94-1 all aircraft maintenance reserves collected from lessees in respect of major aircraft and engine overhauls were held as provisions. Under FRS 12 the pre-accrual of maintenance costs is not permitted and accordingly ALPS 94-1 has changed its accounting policy to reflect the adoption of the AerCo accounting policy for maintenance. The effect of this change in accounting policy is that maintenance reserves collected from lessees which cannot be drawn down by current lessees are no longer provided. Such reserves only arose prior to June 30, 1996 and the adjustment therefore has no effect on reported results. The balance sheet effect of this change in accounting policy is to reduce both maintenance provisions and the accumulated deficit of ALPS 94-1 by U.S.$1.973 million at each balance sheet date.

25 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements are prepared in accordance with U.K. GAAP which differ significantly in certain respects from U.S. GAAP. These significant differences are described below:

(a) Basis of accounting for transactions between AerCo, ALPS 94-1 and AerFi.

     Under U.K. GAAP the transaction whereby AerCo Limited acquired ALPS 94-1 Limited and the AerFi transferred aircraft is accounted for using acquisition accounting. Under U.S. GAAP the transactions between, AerCo, ALPS 94-1 and AerFi are transactions between entities under common control as these entities are all part of a single consolidated group. The U.S. GAAP historical financial information is presented for ALPS 94-1 and has not been retroactively restated using the "as-if-pooling-of interest-method" in respect of the AerFi transferred aircraft because of the restricted nature of the vehicles.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

25 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES (CONTINUED)
(b) Aircraft

     Under U.K. GAAP the aircraft acquired by ALPS 94-1 from AerFi and those acquired by AerCo as part of the transaction whereby AerCo acquired ALPS 94-1 and the AerFi transferred aircraft, are recorded at their fair value on the acquisition date. Under U.S. GAAP transfers of assets between AerCo, ALPS 94-1 and AerFi are accounted for on a historical cost basis as transactions between entities under the common control of AerFi.

     Effective from July 1, 1996 the method of depreciation is the same for both U.K. and U.S. GAAP. Prior to that date under U.K. GAAP, depreciation was provided at 2% for the first 15 years and 7% thereafter whereas under U.S. GAAP prior to July 1, 1996, the aircraft were depreciated on a straight-line basis so as to write-off the cost of the assets over a period of 25 years. Under U.K. GAAP, a provision for additional depreciation was made on July 1, 1996 to reflect the impact of adopting the revised estimates of accumulated depreciation in respect of prior periods. Under U.S. GAAP, no such additional depreciation charge arises.

     For U.S. GAAP purposes, ALPS 94-1 adopted FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of" as of July 1, 1996. AerCo has also adopted FASB Statement No.
121. FASB Statement No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors estimate the future cashflows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cashflows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognised. This statement did not materially change the carrying value of ALPS 94-1's assets in the period when it was first applied. Prior to the adoption of the FASB Statement No. 121, ALPS 94-1 recorded additional charges to reduce the book value of specific assets to fair value where a permanent diminution in value was considered to have occurred.

     The differences between income recorded for U.K. GAAP and U.S. GAAP therefore relate to (i) the difference between the amortised cost of the aircraft under U.S. GAAP and the initial appraised value under U.K. GAAP, (ii) the difference in depreciation under U.S. GAAP and U.K. GAAP, (iii) the difference in additional depreciation resulting from the change in depreciation method under U.K. GAAP, (iv) the difference in the cost of aircraft disposed under U.S. GAAP and U.K. GAAP, (v) different impairment provisions because of the different cost base for the aircraft.

(c) Cash flows

     In accordance with U.K. GAAP AerCo and ALPS 94-1 comply with Financial Reporting Standard No. 1 (Revised) -- "Cash flow Statements" ("FRS 1"). Its objective and principles are similar to those set out in SFAS No. 95 "Statement of Cash Flows". The principal difference between the standards is in respect of classification. Under FRS1, AerCo and ALPS 94-1 present their cash flows for:
(a) operating activities; (b) return on investments and servicing of finance;
(c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) management of liquid resources and (g) financing activities. SFAS No. 95 requires only three categories of cash flow activity; (a) operating;
(b) investing; and (c) financing.

     Cash flows arising from taxation and returns on investments and servicing of finance under FRS1 are included as operating activities under SFAS No. 95. Cash flows arising from capital expenditure under FRS1 are included as investing activities under SFAS No. 95.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

25 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES (CONTINUED)

(c) Cash flows (continued)
     For the purposes of cash flows under U.S. GAAP, AerCo and ALPS 94-1 consider all highly liquid deposits with a maturity of three months or less to be cash equivalents. Under U.K. GAAP, cash represents amounts available on demand and liquid resources comprise other cash and commercial paper.

     Substantially all of the cash balances of AerCo at March 31, 1999 are held for specific purposes under the terms of the AerCo Trust Indenture.

     Substantially all of the cash balances of ALPS 94-1 at June 30, 1997 and 1998 and July 14, 1998 were held for specific purposes under the terms of the ALPS 94-1 Deed of Charge.

(d) Goodwill

     Under U.K. GAAP the difference between the fair value of the net assets of ALPS 94-1 and the AerFi transferred aircraft, and the purchase consideration paid by AerCo Limited to acquire these entities gives rise to goodwill of $47 million which is capitalised and amortised over a period of 20 years. No goodwill arises under U.S. GAAP as the transaction is accounted for on a historical cost basis as a transaction between entities under common control.

(e) Issue Costs

     Under U.K. GAAP issue costs arising on the completion of the refinancing transaction are disclosed as a reduction of the related indebtedness. Under U.S. GAAP issue costs are disclosed separately as deferred financing costs.

(f) Maintenance

     AerCo's accounting policy for aircraft maintenance reflects its adoption of FRS 12 as explained in Note 24. The historic U.K. GAAP financial information for ALPS 94-1 has been restated to reflect the application of the AerCo accounting policy for all periods. For U.S. GAAP the cumulative effect of this change in accounting policy has been reflected in the results for the period ended March 31, 1999.

(g) Gain on extinguishment of debt

     Under U.K. GAAP the makewhole premium payable by ALPS 94-1 on the settlement of its A to D note indebtedness and the indebtedness to AerFi which was forgiven as part of the AerCo transaction are fair value adjustments to the net assets of ALPS 94-1 and the AerFi transferred aircraft acquired by AerCo (see Note 4). Under U.S. GAAP the makewhole premium and the indebtedness forgiven by AerFi are accounted for as an extraordinary gain on the extinguishment of indebtedness.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

26 RECONCILIATION OF NET LOSS AS STATED IN ACCORDANCE WITH U.K. GAAP TO NET INCOME/(LOSS) IN ACCORDANCE WITH U.S. GAAP

                                          AERCO                                    ALPS 94-1
                                     ----------------   ----------------------------------------------------------------
                                                         (UNAUDITED)
                                       PERIOD FROM       NINE MONTHS       PERIOD FROM
                                     JULY 15, 1998 TO       ENDED        JULY 1, 1998 TO    YEAR ENDED      YEAR ENDED
                                      MARCH 31, 1999    MARCH 31, 1998    JULY 14, 1998    JUNE 30, 1998   JUNE 30, 1997
                                     ----------------   --------------   ---------------   -------------   -------------
                                        U.S. $'000        U.S. $'000       U.S. $'000       U.S. $'000      U.S. $'000
Retained loss in accordance with
  U.K. GAAP........................       (15,108)          (17,824)          (1,277)         (32,555)        (41,702)
Goodwill amortisation..............         1,669                --               --               --              --
Exceptional item: additional
  depreciation charge..............            --                --               --               --          34,385
Difference in depreciation of
  aircraft.........................         5,759             4,315              243            5,773           5,723
Difference in impairment of
  aircraft value...................            --             8,200               --            8,200              --
Difference in book value of
  aircraft sold....................            --                --            7,007               --              --
Difference in book value of
  aircraft sold....................          (319)               --               --           (2,226)             --
                                         --------          --------         --------         --------        --------
NET (LOSS)/INCOME IN ACCORDANCE
  WITH U.S. GAAP BEFORE
  EXTRAORDINARY ITEM...............        (7,999)           (5,309)           5,973          (20,808)         (1,594)
                                         --------          --------         --------         --------        --------
Cumulative effect of change in
  accounting policy for
  maintenance......................         1,973                --               --               --              --
EXTRAORDINARY ITEM -- NET GAIN ON
  EXTINGUISHMENT OF DEBT;
  Gain on forgiveness of
     indebtedness to AerFi arising
     as part of the refinancing
     transaction...................        37,389                --               --               --              --
  Makewhole premium arising on
     refinancing...................       (11,603)               --               --               --              --
                                         --------          --------         --------         --------        --------
                                           25,786                --               --               --              --
                                         --------          --------         --------         --------        --------
NET INCOME/(LOSS) IN ACCORDANCE
  WITH U.S. GAAP...................        19,760            (5,309)           5,973          (20,808)         (1,594)
                                         ========          ========         ========         ========        ========
Weighted average number of ordinary
  shares outstanding...............            20                10               10               10              10
BASIC AND DILUTED (LOSS)/PROFIT PER
  ORDINARY SHARE FOR THE PERIOD AS
  SO ADJUSTED, BEFORE CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING
  POLICY FOR MAINTENANCE AND
  EXTRAORDINARY ITEM...............       (399.95)           (530.9)           597.3         (2,080.8)         (159.4)
Cumulative effect of change in
  accounting policy for
  maintenance......................         98.65                --               --               --              --
Extraordinary item.................       1,289.3                --               --               --              --
                                         --------          --------         --------         --------        --------
BASIC AND DILUTED PROFIT/(LOSS) PER
  ORDINARY SHARE FOR THE PERIOD AS
  SO ADJUSTED......................           988            (530.9)           597.3         (2,080.8)         (159.4)
                                         ========          ========         ========         ========        ========

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

27 RECONCILIATION OF SHAREHOLDERS' DEFICIT AS STATED IN ACCORDANCE WITH U.K. GAAP TO SHAREHOLDERS' DEFICIT IN ACCORDANCE WITH U.S. GAAP

                                                            AERCO          ALPS 94-1       ALPS 94-1
                                                            AS AT            AS AT           AS AT
                                                        MARCH 31, 1999   JULY 14, 1998   JUNE 30, 1998
                                                        --------------   -------------   -------------
                                                          U.S. $'000
                                                          U.S. $'000      U.S. $'000      U.S. $'000
SHAREHOLDERS' DEFICIT IN ACCORDANCE WITH U.K. GAAP...       (15,108)        (78,523)        (77,246)
ITEMS HAVING THE EFFECT OF AMENDING SHAREHOLDERS'
  DEFICIT
Distribution to AerFi re ALPS 94-1 transaction.......            --        (147,588)       (147,588)
Difference between the fair value of the assets
  acquired by AerCo and their predecessor cost.......      (141,873)             --              --
Goodwill arising on acquisition......................       (47,125)             --              --
Amortisation of goodwill.............................         1,669              --              --
Effect of extraordinary item differences between U.K.
  GAAP and U.S. GAAP (see Note 26)...................        25,786              --              --
Cumulative effect of change in accounting policy for
  maintenance........................................         1,973              --              --
Cumulative effect of other differences in net income
  between U.K. GAAP and U.S. GAAP (see Note 26)......         5,440          28,874          21,624
                                                           --------        --------        --------
SHAREHOLDERS' DEFICIT IN ACCORDANCE WITH U.S. GAAP...      (169,238)       (197,237)       (203,210)
                                                           ========        ========        ========

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

28 RECONCILIATION OF AIRCRAFT AS STATED IN ACCORDANCE WITH U.K. GAAP TO AIRCRAFT AS STATED IN ACCORDANCE WITH U.S. GAAP

                                          U.K. GAAP                                        U.S. GAAP
                        ----------------------------------------------   ----------------------------------------------
                            AERCO          ALPS 94-1       ALPS 94-1         AERCO          ALPS 94-1       ALPS 94-1
                        MARCH 31, 1999   JULY 14, 1998   JUNE 30, 1998   MARCH 31, 1999   JULY 14, 1998   JUNE 30, 1998
                        --------------   -------------   -------------   --------------   -------------   -------------
                          U.S. $'000      U.S. $'000      U.S. $'000       U.S. $'000      U.S. $'000      U.S. $'000
COST
Cost..................     951,973          949,288         975,179          951,973         949,288         975,179
Step up cost..........          --               --              --         (141,873)       (149,651)       (147,588)
                           -------         --------        --------         --------        --------        --------
Beginning of period...          --          949,288         975,179               --         799,637         827,591
Additions.............     951,973               --           1,132          810,100              --           1,132
Disposals.............     (14,207)         (76,897)        (27,023)         (14,519)        (67,773)        (29,086)
                           -------         --------        --------         --------        --------        --------
End of period.........     937,766          872,391         949,288          795,581         731,864         799,637
                           =======         ========        ========         ========        ========        ========
DEPRECIATION
Beginning of period...          --         (140,478)       (108,583)              --        (107,404)        (81,119)
Charge for the
  period..............     (33,821)          (1,519)        (37,826)         (28,062)         (1,276)        (32,053)
Disposal..............         308           11,231           5,931              301           9,114           5,768
                           -------         --------        --------         --------        --------        --------
End of period.........     (33,513)        (130,766)       (140,478)         (27,761)        (99,566)       (107,404)
                           =======         ========        ========         ========        ========        ========
PROVISION FOR
  PERMANENT DIMINUTION
  IN VALUE
Beginning of period...          --           (8,720)        (12,000)              --            (520)        (12,000)
Charge for the
  period..............          --               --          (8,720)              --              --            (520)
Disposal..............          --               --          12,000               --              --          12,000
                           -------         --------        --------         --------        --------        --------
End of period.........          --           (8,720)         (8,720)              --            (520)           (520)
                           =======         ========        ========         ========        ========        ========
NET BOOK VALUE
Beginning of period...          --          800,090         854,596               --         691,713         734,472
                           =======         ========        ========         ========        ========        ========
End of period.........     904,253          732,905         800,090          767,820         631,778         691,713
                           =======         ========        ========         ========        ========        ========

29  FAIR VALUE OF FINANCIAL INSTRUMENTS

     AerCo Limited estimates that the fair value of its cash and cash equivalents and other receivables and payables at March 31, 1999 approximate to the amounts at which these items are reflected in AerCo's balance sheet. This is due to the relatively short-term nature of the instruments and the frequency at which they reprice.

30  FOREIGN CURRENCY TRANSACTIONS

     AerCo's and ALPS 94-1's foreign currency transactions are not significant as all revenues and most costs are denominated in US dollars.

31  RELATED PARTY TRANSACTIONS

(a) AerFi acts as cash manager and administrative agent to AerCo from July 15, 1998

     AerFi received a fee as cash manager and administrative agent to AerCo for the period from July 15, 1998 to March 31, 1999 of U.S. $1,738,000.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

31   RELATED PARTY TRANSACTIONS (CONTINUED)

(a) AerFi acts as cash manager and administrative agent to AerCo from July 15, 1998 (continued)
     On July 15, 1998 AerCo Limited acquired a portfolio of ten aircraft and related leases from AerFi and the capital stock of ALPS 94-1 Limited, a vehicle in which AerFi was the E Note holder, as explained in "Statement of Accounting
Policies: Description of Business".

(b) Babcock & Brown Limited ("Babcock")

     Babcock has acted as lease manager to AerCo from July 15, 1998. In addition to managing AerCo's aircraft, Babcock also manages aircraft owned by its affiliates and other third parties. Babcock may from time to time have conflicts of interest in performing its obligations to AerCo and other entities to which it provides management, marketing and other services.

     Babcock received an annual fee as lease manager which amounted to US$2,637,000 for the period from July 15, 1998 to March 31, 1999.

(c) GE Capital Aviation Services, Limited ("GECAS")

     GECAS acted as lease manager to ALPS 94-1 until July 14, 1998. In addition to managing the ALPS 94-1 aircraft GECAS also managed aircraft owned by GE Capital and its affiliates and other third parties, including AerFi from whom ALPS 94-1's aircraft were purchased. GECAS may from time to time have had conflicts of interest in performing its obligations to ALPS 94-1 and other entities to which it provides management, marketing and other services.

     GECAS received an annual fee as lease manager which amounted to US$108,000 for the period from July 1, 1998 to July 14, 1998 (year to June 30, 1998 -- US$2,894,000: year to June 30, 1997 -- US$2,899,000).

     GECAS is an affiliate of GE Capital which held the Class D Note of ALPS 94-1 and had the right to appoint a representative to the board of ALPS 94-1. During the year ended June 30, 1998 the GECAS servicing agreement was terminated and a termination fee of $12,700,000 was paid to GECAS (Note 13).

(d) Mr. E.J. Hansom (Director)

     Mr. E.J. Hansom is the Chief Financial Officer of AerFi and is a representative on the board of AerCo Limited appointed by AerFi, as holder of the Class E Note of AerCo Limited. Mr. E.J. Hansom is also a director of ALPS 94-1 Limited. ALPS 94-1 Limited purchased its aircraft from AerFi and AerCo Limited purchased the AerFi transferred aircraft from AerFi.

(e) Ms. R. Hynes (Director)

     Ms. R. Hynes is General Counsel of AerFi and is a representative of the board of AerCo Limited appointed by AerFi as holder of the Class E Note of AerCo Limited. Ms. R. Hynes is also a director of ALPS 94-1 Limited. ALPS 94-1 Limited purchased its aircraft from AerFi and AerCo Limited purchased the AerFi transferred aircraft from AerFi.

(f) Mr. G.A. Robinson (Director)

     Mr. G.A. Robinson performs consulting services from time to time for Air 2000, one of the lessees of AerCo and ALPS 94-1. Included in aircraft leasing revenue is an amount of U.S. $3,588,000 for the period from June 15, 1998 to March 31, 1999 (July 14, 1998: U.S. $202,000, June 1998: U.S. $5,202,000) in
respect of this lessee.

                                     AERCO
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

32  YEAR 2000

     AerCo is currently reliant on AerFi and Babcock for its information systems. AerFi and Babcock are currently in the process of reviewing AerCo's Year 2000 information system exposures and are taking steps to ensure that these systems are Year 2000 compliant. AerCo does not believe that the costs it will incur to remedy its Year 2000 information system exposures will be significant.

     AerCo is also concerned to avoid any adverse impact on its business and results of operations, if its suppliers, financial institutions or lessees are not Year 2000 compliant. Surveys of such third parties are currently being undertaken by both AerFi and Babcock. A survey is also being conducted by Babcock in respect of aircraft, aircraft spare parts and aircraft manufacturers to determine the extent to which their products are Year 2000 compliant.

     In the event that AerCo's lessees, or its aircraft were not Year 2000 compliant, this could have a material adverse effect on AerCo's financial condition or results of operations.

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF AERCO LIMITED

     We have audited the accompanying statements of net assets of the AerFi transferred aircraft as of July 14, 1998 and June 30, 1998 and the related statements of operations, cash flows and changes in net assets for the period from July 1, 1998 to July 14, 1998 and the year ended June 30, 1998.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

     The directors of AerCo Limited are required to prepare financial statements for each financial period to give a true and fair view of the statement of net assets of the AerFi transferred aircraft and of the income, cash flows and changes in net assets of the AerFi transferred aircraft for that period. In preparing the financial statements, the directors are required to select suitable accounting policies and apply them consistently, make judgements and estimates that are prudent and reasonable and to prepare the financial statements on the going concern basis unless it is not appropriate to assume that the AerFi transferred aircraft will continue in business.

     It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

     We conducted our audit in accordance with Auditing Standards issued by the U.K. Auditing Practices Board which do not differ significantly from United States generally accepted auditing standards.

     An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the AerFi transferred aircraft, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

     In our opinion, the financial statements present fairly the statements of net assets of the AerFi transferred aircraft as at July 14, 1998 and June 30, 1998 and of the income, cash flows and changes in net assets for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998 of the AerFi transferred aircraft and have been properly prepared in accordance with U.K. generally accepted accounting principles.

     As discussed in Note 15 to the financial statements, AerCo has adopted the provisions of Financial Reporting Standard 12, "Provisions, Contingent Liabilities and Contingent Assets". As a result, the accounting policy used to record maintenance for the AirFi transferred aircraft has been amended to reflect the adoption of the AerCo accounting policy.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the results of operations of the AerFi transferred aircraft for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998 and the statements of net assets as at July 14, 1998 and June 30, 1998 to the extent summarised in Note 16 of the financial statements.

KPMG
CHARTERED ACCOUNTANTS
5 George's Dock
IFSC
Dublin 1
Ireland

August 9, 1999

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF AERCO LIMITED

     We have audited the accompanying statement of net assets of the AerFi transferred aircraft as of June 30, 1997 and the related statement of operations, cash flows and changes in net assets for the year then ended.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

     The directors of AerCo Limited are required to prepare financial statements for each financial year to give a true and fair view of the statement of net assets of the AerFi transferred aircraft and of the income, cash flows and changes in net assets of the AerFi transferred aircraft for that year. In preparing the financial statements, the directors are required to select suitable accounting policies and apply them consistently, make judgements and estimates that are prudent and reasonable and to prepare the financial statements on the going concern basis unless it is not appropriate to assume that the AerFi transferred aircraft will continue in business.

     It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

     We conducted our audit in accordance with Auditing Standards issued by the U.K. Auditing Practices Board which do not differ significantly from U.S. generally accepted auditing standards.

     An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the AerFi transferred aircraft, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

     In our opinion the financial statements present fairly the statement of net assets of the AerFi transferred aircraft as at June 30, 1997 and of the income, cash flows and changes in net assets for the year ended June 30, 1997 of the AerFi transferred aircraft and have been properly prepared in accordance with U.K. generally accepted accounting principles.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have no significant effect on the statement of operations for the year ended June 30, 1997 and the statement of net assets as at June 30, 1997.

ARTHUR ANDERSEN
CHARTERED ACCOUNTANTS
Forum House
Grenville Street
St. Helier
Jersey JE2 4UF
Channel Islands

June 23, 1998

                           AERFI TRANSFERRED AIRCRAFT

                            STATEMENTS OF NET ASSETS

                                                   NOTES   JULY 14, 1998   JUNE 30, 1998   JUNE 30, 1997
                                                   -----   -------------   -------------   -------------
                                                             U.S.$'000       U.S.$'000       U.S.$'000
ASSETS
CURRENT ASSETS
Due from AerFi...................................                  --          24,376          27,294
Accounts receivable, net.........................    2            609             772             814
                                                              -------         -------         -------
TOTAL CURRENT ASSETS.............................                 609          25,148          28,108
FIXED ASSETS
Aircraft.........................................    3        178,756         179,220         177,850
                                                              -------         -------         -------
TOTAL ASSETS.....................................             179,365         204,368         205,958
                                                              =======         =======         =======
LIABILITIES
Accrued expenses and other liabilities...........    5          5,799           7,217          17,060
Indebtedness.....................................    6         48,435          88,345         115,044
Security deposits................................    7          2,950           2,900           2,930
Deferred income tax..............................   11          5,148           5,153           5,654
                                                              -------         -------         -------
TOTAL LIABILITIES................................              62,332         103,615         140,688
NET ASSETS.......................................             117,033         100,753          65,270
                                                              =======         =======         =======

The accompanying notes, including the statement of accounting policies on pages F-45 to F-46, are an integral part of the financial statements.

                           AERFI TRANSFERRED AIRCRAFT

                            STATEMENTS OF OPERATIONS

                                             (UNAUDITED)
                                             NINE MONTHS       PERIOD FROM
                                                ENDED        JULY 1, 1998 TO    YEAR ENDED      YEAR ENDED
                                    NOTES   MARCH 31, 1998    JULY 14, 1998    JUNE 30, 1998   JUNE 30, 1997
                                    -----   --------------   ---------------   -------------   -------------
                                              U.S.$'000         U.S.$'000        U.S.$'000       U.S.$'000
REVENUES
Aircraft leasing................      8         15,499               983           21,109          22,216
EXPENSES
Depreciation....................      3         (7,599)             (464)         (10,215)         (9,261)
Provision for impairment in
  aircraft value................      3             --                --               --          (4,000)
Net interest expense............      9         (5,808)           (1,392)          (6,612)        (10,144)
Other expenses..................     10         (3,766)              355           (4,804)         (9,032)
                                               -------           -------          -------         -------
                                               (17,173)           (1,501)         (21,631)        (32,437)
                                               -------           -------          -------         -------
NET LOSS FROM OPERATIONS BEFORE
  PROVISION FOR TAXES...........                (1,674)             (518)            (522)        (10,221)
Benefit for taxes...............     11            560                 5              501           1,176
                                               -------           -------          -------         -------
NET LOSS FOR THE PERIOD.........                (1,114)             (513)             (21)         (9,045)
                                               =======           =======          =======         =======

All recognised gains and losses are included in the statements of operations above.

There is no material difference between the net loss for the period, and its historical cost equivalent.

The results for the period are derived from continuing operations.

The accompanying notes, including the statement of accounting policies on pages F-45 to F-46, are an integral part of the financial statements.

                           AERFI TRANSFERRED AIRCRAFT

                            STATEMENTS OF CASH FLOWS

                                           (UNAUDITED)
                                           NINE MONTHS       PERIOD FROM
                                              ENDED        JULY 1, 1998 TO    YEAR ENDED      YEAR ENDED
                                          MARCH 31, 1998    JULY 14, 1998    JUNE 30, 1998   JUNE 30, 1997
                                          --------------   ---------------   -------------   -------------
                                            U.S. $'000       U.S. $'000       U.S. $'000      U.S. $'000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period................       (1,114)             (513)             (21)         (9,045)
ADJUSTMENTS TO RECONCILE NET LOSS FROM
  OPERATIONS TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES
Depreciation charge for the period.....        7,599               464           10,215           9,261
Provision for permanent diminution in
  value of aircraft....................           --                --               --           4,000
Amortisation...........................           --                --               --             603
Deferred income tax....................         (560)               (5)            (501)         (1,176)
Changes in operating assets and
  liabilities
  Accounts receivable and due from
     AerFi.............................          (24)           24,539            2,960           2,115
  Accrued expenses and other
     liabilities.......................        4,894              (970)          (3,366)          5,288
  Net maintenance expenditure..........       (7,326)             (448)          (6,477)         (2,702)
  Net security deposits
     received/(repaid).................         (516)               50              (30)          1,080
                                             -------           -------          -------         -------
NET CASH PROVIDED BY OPERATING
  ACTIVITIES...........................        2,953            23,117            2,780           9,424
                                             -------           -------          -------         -------
CAPITAL EXPENDITURE
Purchase of aircraft...................          (65)               --          (11,585)           (203)
                                             -------           -------          -------         -------
FINANCING ACTIVITIES
Contributions from AerFi...............        4,833            16,793           35,504          28,456
Indebtedness repaid....................       (7,721)          (39,910)         (26,699)        (37,677)
                                             -------           -------          -------         -------
NET CASH (OUTFLOW)/INFLOW FROM
  FINANCING ACTIVITIES.................       (2,888)          (23,117)           8,805          (9,221)
                                             -------           -------          -------         -------
NET INCREASE IN CASH...................           --                --               --              --
CASH AT BEGINNING OF PERIOD............           --                --               --              --
                                             -------           -------          -------         -------
CASH AT END OF PERIOD..................           --                --               --              --
                                             =======           =======          =======         =======

Disclosure of cash flow information is set out in Note 13.

The accompanying notes, including the statement of accounting policies on pages F-45 to F-46, are an integral part of the financial statements.

                           AERFI TRANSFERRED AIRCRAFT

                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                  TOTAL
                                                                ---------
                                                                U.S.$'000
Balance at June 30, 1996....................................      45,859
Net contributions from AerFi................................      28,456
NET LOSS FOR THE YEAR.......................................      (9,045)
                                                                 -------
Balance at June 30, 1997....................................      65,270
Net contribution from AerFi.................................      35,504
NET LOSS FOR THE YEAR.......................................         (21)
                                                                 -------
Balance at June 30, 1998....................................     100,753
Net contribution from AerFi.................................      16,793
NET LOSS FOR THE PERIOD.....................................        (513)
                                                                 -------
Balance at July 14, 1998....................................     117,033
                                                                 =======

The accompanying notes, including the statement of accounting policies on pages F-45 to F-46, are an integral part of the financial statements.

                           AERFI TRANSFERRED AIRCRAFT

                        STATEMENT OF ACCOUNTING POLICIES

Introduction and basis of preparation

     These financial statements present the statements of operations and the cash flows for the period from July 1, 1998 to July 14, 1998, the years ended June 30, 1998 and June 30, 1997 and the statements of net assets at July 14, 1998, June 30, 1998 and June 30, 1997 of the aircraft (the "AERFI TRANSFERRED AIRCRAFT") acquired by AerCo Limited from AerFi pursuant to a secured financing transaction on July 15, 1998.

     Under the transaction AerCo Limited acquired all of the capital stock of ALPS 94-1 Limited, a company which owned 25 aircraft and related leases, and also acquired 10 aircraft and related leases from AerFi. The further details of the transaction and of the basis of preparation of these financial statements for the AerFi transferred aircraft are set out in Note 1.

     The accounting policies followed in the preparation of the accompanying financial statements conform with generally accepted accounting principles in the United Kingdom and comply with financial reporting standards of the Accounting Standards Board in the United Kingdom as promulgated by The Institute of Chartered Accountants in England and Wales.

     The financial statements are prepared on the going concern basis and under the historic cost convention and are stated in US dollars, which is the principal operating currency of the entity and of the aviation industry.

     The unaudited financial statements included herein have been prepared without audit and conform with generally accepted accounting principles in the United Kingdom and comply with Financial Reporting Standards of the Accounting Standards Board in the United Kingdom as promulgated by the Institute of Chartered Accountants in England and Wales.

     In the opinion of AerCo's management, the accompanying unaudited financial statements have been prepared on a basis consistent with the audited financial statements and contain adjustments, all of which are of a normal recurring nature, necessary to present fairly its financial position as of March 31, 1998 and its results of operations and cashflows for the nine months ended March 31, 1998. Interim results are not necessarily indicative of results for the fiscal year.

Revenue recognition

     Revenue from aircraft on operating leases is recognised as income on a straight line basis over the period of the leases. Where rentals are adjusted to reflect increases or decreases in prevailing interest rates such adjustments are accounted for as they arise. Lease rentals received in advance are deferred and recognised over the period to which they relate.

Interest income

     Interest earned during the period has been credited to the statement of operations.

Maintenance

     In most lease contracts the lessee has the obligation to pay for maintenance costs on airframes and engines which arise during the term of the lease and in many lease contracts the lessee makes a full or partial prepayment, calculated at an hourly rate, into a maintenance reserve fund paid to the AerFi transferred aircraft from which the lessee can draw in respect of maintenance expenditures for major checks. Amounts held in respect of aircraft maintenance are recorded as accrued expenses and other liabilities. Any surplus amounts held in the fund on termination of a lease, to which the next lessee has no access, are recorded as income at that time.

                           AERFI TRANSFERRED AIRCRAFT

     Maintenance costs borne directly by the AerFi transferred aircraft and which are not paid for by lessees are expensed as incurred.

Taxation

     Corporation tax is provided based on the results for the period. Deferred income tax assets and liabilities recognize the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Aircraft

     Aircraft are stated at cost less accumulated depreciation less impairments in value. Cost comprises the net purchase price of the aircraft when originally acquired by AerFi.

     Cost comprises the invoiced cost net of manufacturer's discounts. Depreciation is calculated on a straight line basis. The estimates of useful economic lives and residual values are reviewed periodically. The current estimates for residual values are generally 15% of cost and for useful economic lives are as follows:

                                                                YEARS          FROM
                                                                -----    ----------------
Refurbished and upgraded aircraft -- converted to
  freighters................................................     20      Conversion Date
All other aircraft..........................................     25      Manufacture Date

     Additional charges are made to reduce the book value of specific assets to the recoverable amount where an impairment in value is considered to have occurred in accordance with Financial Reporting Standard No. 11 "Impairment of Tangible Fixed Assets and Goodwill". An impairment review is only required where there has been an indication of impairment, usually on the basis of independent market appraisals and indications of market demand. An impairment is measured by comparing the carrying value of the aircraft and engines with the recoverable amount. Recoverable amount is the higher of the net realisable value and the value in use on an after tax basis. Value in use is based on the anticipated future cashflows from the aircraft, discounted by a market rate of return.

     AerFi adopted FASB Statement No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of " as of July 1, 1996. FASB Statement No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors' estimated the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. This statement did not materially change the carrying value of the entity's assets in the period when it was first applied or in previous periods.

                           AERFI TRANSFERRED AIRCRAFT

                       NOTES TO THE FINANCIAL STATEMENTS

1  BASIS OF PREPARATION

     Under a refinancing transaction of July 15, 1998, AerCo Limited acquired 100% of the capital stock of ALPS 94-1 Limited and thereby acquired 25 aircraft and related leases and acquired directly or indirectly 10 aircraft and related leases from AerFi. The transaction was effected by transferring ALPS 94-1 Limited and subsidiaries and the existing AerFi subsidiaries that own the AerFi transferred aircraft to AerCo Limited.

     Simultaneously with such transfers, AerCo Limited issued approximately U.S.$800 million in aggregate principal amount of Notes in four subclasses: subclass A-1, subclass A-2, subclass B-1 and subclass C-1 ("NOTES"). AerCo Limited also issued two additional subclasses of notes, the subclass D-1 Notes and the subclass E-1 Notes, which are initially held by AerFi. In addition, as part of the transaction a subsidiary of AerFi surrendered its holding of its existing Class E Note of ALPS 94-1 Limited. AerCo Limited used the proceeds of the issuance of the Notes, the subclass D-1 Notes and subclass E-1 Notes to finance the repayment of all of ALPS 94-1's existing financial indebtedness and to acquire or to finance the acquisition of the AerFi transferred aircraft from AerFi.

     These financial statements present, on the bases and assumptions set out below, the results of operations, assets and liabilities relating to the aircraft transferred to AerCo from AerFi, reflecting the nine aircraft owned by AerFi during the year ended June 30, 1998 and the acquisition in April 1998 of an A300-B4-200 aircraft by AerFi from ALPS 94-1 Limited. The financial statements have been prepared by AerFi Administrative Services Limited on behalf of the directors of AerCo Limited.

     (i) The financial statements are presented on a historical cost basis as if the AerFi transferred aircraft had been organized as a single economic entity for the period from July 1, 1998 to July 14, 1998, and for the years ended June 30, 1998 and June 30, 1997.

     (ii) The transaction was approved as planned and was completed such that AerCo was a going concern with adequate capital and finance in place.

     (iii) For the purposes of these financial statements, an allocation of certain costs such as selling, general and administrative expenses of AerFi to the AerFi transferred aircraft has been made. The most significant element of these costs relate to aircraft management fees, substantially all of which are asset based fees calculated as an annual percentage of a reference net book value of aircraft under management. The balance of such costs have been calculated based on AerFi's estimate of the other overhead costs incurred in managing the fleet of aircraft for the year. Management believes that the basis for these allocations is reasonable.

     (iv) During the period from July 1, 1998 to July 14, 1998 two of the aircraft were financed by finance leases to AerFi and one aircraft was financed by notes issued by AerFi. For these aircraft the financial lease obligations, the liabilities under the Notes and related cash flows and interest costs are reflected in these financial statements.

        During the period from July 1, 1998 to July 14, 1998 the financial lease obligations and the liabilities under the Notes were repaid.

        In the case of the remaining aircraft, no separate identifiable financing was in place. These aircraft are assumed to have been financed by intercompany indebtedness to AerFi at levels based on the ratio of AerFi's overall net debt to aircraft net book value of 74.9% at July 1, 1996, 51.87% at June 30, 1997, 42.06% at June 30, 1998 and 42.06% at
        July 14, 1998 and repayments to AerFi are assumed to have been made accordingly during the period.

     (v) The interest charged on the assumed indebtedness to AerFi is based on AerFi's average cost of debt of 9.59% for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998 and 10.06% for the year ended June 30, 1997.

                           AERFI TRANSFERRED AIRCRAFT

1  BASIS OF PREPARATION (CONTINUED)
     (vi) Cash generated from or absorbed by the activities of the entity during the period is reflected through the intercompany account as distributions to or transfers from AerFi. This includes restricted cash held by AerFi with respect to the entity. No separate cash balances existed for the entity.

     (vii) The tax provisions and deferred income tax assets and liabilities of the entity have been determined as if the aircraft had been owned by taxable entities separate from AerFi.

2   ACCOUNTS RECEIVABLE, NET

                                                         JULY 14, 1998   JUNE 30, 1998   JUNE 30, 1997
                                                         -------------   -------------   -------------
                                                          U.S. $'000      U.S. $'000      U.S. $'000
Trade receivables, net................................        203             366             401
Non-trade receivables.................................        406             406             413
                                                              ---             ---             ---
                                                              609             772             814
                                                              ===             ===             ===

     Trade receivables are stated net of bad debt provision of $0.6 million (June 30, 1998: $0.6 million and June 30, 1997: $0.2 million) and comprise amounts in respect of rent and maintenance payments due from lessees. As at July 14, 1998 and June 30, 1998 one lessee accounted for 99% of trade receivables. As at June 30, 1997 two lessees accounted for 53% and 43% respectively of trade receivables.

     Non-trade receivables comprise prepayments of French VAT.

3   AIRCRAFT

                                                         JULY 14, 1998   JUNE 30, 1998   JUNE 30, 1997
                                                         -------------   -------------   -------------
                                                          U.S. $'000      U.S. $'000      U.S. $'000
COST
Beginning of period...................................      283,713         272,128         271,925
Additions during the period...........................           --          11,585             203
                                                           --------        --------         -------
End of period.........................................      283,713         283,713         272,128
                                                           ========        ========         =======
DEPRECIATION
Beginning of period...................................     (100,493)        (90,278)        (81,017)
Charge for the period.................................         (464)        (10,215)         (9,261)
                                                           --------        --------         -------
End of period.........................................     (100,957)       (100,493)        (90,278)
                                                           ========        ========         =======
Impairment provision..................................       (4,000)         (4,000)         (4,000)
                                                           ========        ========         =======
NET BOOK VALUE
Beginning of period...................................      179,220         177,850         190,908
                                                           ========        ========         =======
End of period.........................................      178,756         179,220         177,850
                                                           ========        ========         =======

     Cost represents the net purchase price of the aircraft when originally acquired by AerFi.

     The directors of AerCo Limited determine on an annual basis whether an impairment in value of the AerFi transferred aircraft has occurred. Where an impairment in value is considered to have occurred provision is made based upon market appraisals of the individual aircraft prepared by three professional appraisal firms, together with other factors such as maintenance reserves held by the entity, the credit-

                           AERFI TRANSFERRED AIRCRAFT

3   AIRCRAFT (CONTINUED)
worthiness of particular lessees, current rental values compared to open market and the length of remaining lease term.

     In the year ended June 30, 1997, a provision of U.S.$4 million was made to reflect an impairment in aircraft value against two F100 aircraft. This determination was arrived at based on significant reductions of values and lease rates for Fokker aircraft.

4   OPERATING LEASES

     All the aircraft are held for operating lease. Rentals on certain of the leases are variable in accordance with prevailing interest rates.

     The following is a schedule of contracted future rentals, by years, on operating leases as of July 14, 1998. The interest rates prevailing at July 14, 1998 have been applied in determining rentals that are variable in accordance with prevailing interest rates.

                                                                U.S. $'000
Period July 15, 1998 to June 30, 1999.......................      22,595
Year ended June 30, 2000....................................      26,153
Year ended June 30, 2001....................................      17,439
Year ended June 30, 2002....................................      13,191
Year ended June 30, 2003....................................      15,181
Thereafter..................................................       9,458
                                                                 -------
                                                                 104,017
                                                                 =======

5   ACCRUED EXPENSES AND OTHER LIABILITIES

                                                       JULY 14, 1998    JUNE 30, 1998    JUNE 30, 1997
                                                       -------------    -------------    -------------
                                                        U.S. $'000       U.S. $'000       U.S. $'000
Accrued expenses and other liabilities comprise:
Aircraft maintenance reserves......................        3,098            3,546            10,023
Deferred income....................................          873              839               925
Interest...........................................           --               50                54
Other accruals.....................................        1,828            2,782             6,058
                                                          ------           ------           -------
                                                           5,799            7,217            17,060
                                                          ======           ======           =======

                                                       JULY 14, 1998    JUNE 30, 1998    JUNE 30, 1997
                                                       -------------    -------------    -------------
                                                        U.S. $'000       U.S. $'000       U.S. $'000
Aircraft maintenance reserves:
Due within one year................................          647               --             3,652
Due after one year.................................        2,451            3,546             6,371
                                                          ------           ------           -------
                                                           3,098            3,546            10,023
                                                          ======           ======           =======

                           AERFI TRANSFERRED AIRCRAFT

6   INDEBTEDNESS

                                                       JULY 14, 1998    JUNE 30, 1998    JUNE 30, 1997
                                                       -------------    -------------    -------------
                                                        U.S. $'000       U.S. $'000       U.S. $'000
Finance lease obligations(i).......................           --           18,774            34,822
AerFi Notes(i).....................................           --           20,993            22,577
Due to AerFi(ii)...................................       48,435           48,578            57,645
                                                          ------           ------           -------
                                                          48,435           88,345           115,044
                                                          ======           ======           =======

---------------

The basis and assumptions under which indebtedness has been reflected in these financial statements is set out in Note 1.

(i) The finance lease obligations and the AerFi notes issued comprise the amounts raised by AerFi to finance three of the AerFi transferred aircraft. These amounts were repaid in full by July 14, 1998. The AerFi notes were secured on one of the aircraft which had a net book value of U.S.$25.1 million at June 30, 1998 (1997: US$26.2 million) and the notes carried interest at a rate of 7.21% (1997: 7.21%).

(ii) As explained in Note 1 it has been assumed that the remaining aircraft had been financed with indebtedness due to AerFi.

(iii) Repayments of principal during the period on the finance lease obligations and the AerFi notes were in accordance with their respective contractual terms. The repayments of principal on the aircraft which were assumed to be financed by AerFi were assumed to be made in accordance with changes in AerFi's aircraft net book value to net debt ratio during the financial period.

7   SECURITY DEPOSITS

     Security deposits received from lessees of U.S.$2.9 million (June 30, 1998 and June 30, 1997: U.S.$2.9 million) are held as security for obligations in accordance with the terms of certain leases.

8   REVENUES AND CONCENTRATION OF CREDIT RISK

(a) Distribution of revenues by geographic area

                                           PERIOD FROM
                                         JULY 1, 1998 TO         YEAR ENDED           YEAR ENDED
                                          JULY 14, 1998        JUNE 30, 1998        JUNE 30, 1997
                                        ------------------   ------------------   ------------------
                                        U.S.$'000     %      U.S.$'000     %      U.S.$'000     %
Europe...............................      543       55.3     12,950      61.36    13,845      62.32
North America........................      231       23.5      4,195      19.87     4,449      20.03
South/Central America................      137       13.9      3,727      17.65     2,042       9.19
Asia/Pacific.........................       72        7.3        237       1.12     1,880       8.46
                                           ---      ------    ------     ------    ------     ------
                                           983      100.00    21,109     100.00    22,216     100.00
                                           ===      ======    ======     ======    ======     ======

     All revenues are derived from aircraft leasing.

     In the period from July 1, 1998 to July 14, 1998, 27%, 24%, 15%, 14% and
14% of the entity's lease revenues was derived from Turkey, the United States, the United Kingdom, Brazil and France respectively.

     In the year ended June 30, 1998, 30%, 20%, 18%, 16% and 15% of the entity's lease revenues was derived from Turkey, the United States, Brazil, the United Kingdom and France respectively.

                           AERFI TRANSFERRED AIRCRAFT

8   REVENUES AND CONCENTRATION OF CREDIT RISK (CONTINUED)

(a) Distribution of revenues by geographic area (continued)
     In the year ended June 30, 1997, 20%, 16%, 16% and 15% of the entity's lease revenues was derived from the United States, Turkey, the United Kingdom and France respectively. No other country accounted for greater than 10% of the entity's lease revenues.

(b) Concentration of credit risk

     Credit risk with respect to trade accounts receivable is generally mitigated due to the number of lessees and their dispersal across different geographic areas.

     The entity manages its exposure to particular countries in part through obtaining security from lessees by way of deposits, letters of credit and guarantees. In addition the entity maintains Political Risk Insurance in respect of certain lessees.

     The entity continually evaluates the financial position of lessees and, based on this evaluation, the amounts outstanding and the available security, makes an appropriate provision for doubtful debts.

     As at July 14, 1998, five lessees accounted for 15%, 15%, 14%, 14% and 13% of the entity's lease revenues. No other lessee accounted for greater than 10% of the entity's lease revenues for the period from July 1, 1998 to July 14, 1998.

     As at June 30, 1998, five lessees accounted for 18%, 16%, 15%, 15% and 14% of the entity's lease revenues. No other lessee accounted for greater than 10% of the entity's lease revenues for the year ended June 30, 1998.

     As at June 30, 1997, four lessees accounted for 16%, 15%, 14% and 11% of the entity's lease revenues. No other lessee accounted for greater than 10% of the entity's lease revenues for the year ended June 30, 1997.

9   NET INTEREST EXPENSE

                                                         PERIOD FROM
                                                       JULY 1, 1998 TO     YEAR ENDED        YEAR ENDED
                                                        JULY 14, 1998     JUNE 30, 1998     JUNE 30, 1997
                                                       ---------------   ---------------   ---------------
                                                       U.S.$'000            U.S.$'000         U.S.$'000
Interest payable on finance lease obligations.......        1,125             2,076             2,149
Interest payable on AerFi Notes.....................           55             1,596             1,665
Interest payable on indebtedness due to AerFi.......          212             4,902             7,461
Net interest income on amounts due from AerFi.......           --            (1,962)           (1,131)
                                                           ------            ------            ------
                                                            1,392             6,612            10,144
                                                           ======            ======            ======

                           AERFI TRANSFERRED AIRCRAFT

10  OTHER EXPENSES

                                                         PERIOD FROM
                                                       JULY 1, 1998 TO     YEAR ENDED        YEAR ENDED
                                                        JULY 14, 1998     JUNE 30, 1998     JUNE 30, 1997
                                                       ---------------   ---------------   ---------------
                                                       U.S.$'000            U.S.$'000         U.S.$'000
Servicer's fees.....................................           52             1,201             1,175
Aircraft leasing costs..............................         (424)            3,348             6,723
Political risk insurance............................           --              (145)              130
Administration fees.................................            2                40                40
Legal and professional fees.........................            4               100               100
Deferred expenditure................................           --                --               604
Cash manager's fees.................................            9               210               210
Audit and tax fees..................................            2                50                50
                                                            -----             -----             -----
                                                             (355)            4,804             9,032
                                                            =====             =====             =====

     Aircraft leasing costs include costs relating to the repair and return to releasable condition of aircraft following return from lessees. Such costs amounted to US$4.6 million and U.S.$1.5 million in 1997 and 1998 respectively.

11  BENEFIT FOR TAXES

                                                         PERIOD FROM
                                                       JULY 1, 1998 TO     YEAR ENDED        YEAR ENDED
                                                        JULY 14, 1998     JUNE 30, 1998     JUNE 30, 1997
                                                       ---------------   ---------------   ---------------
                                                       U.S.$'000            U.S.$'000         U.S.$'000
Tax benefit of the AerFi transferred aircraft
  consists of the following:
Deferred income tax benefit.........................            5               501             1,176
                                                           ------            ------            ------
                                                                5               501             1,176
                                                           ======            ======            ======

                                                         PERIOD FROM
                                                       JULY 1, 1998 TO     YEAR ENDED        YEAR ENDED
                                                        JULY 14, 1998     JUNE 30, 1998     JUNE 30, 1997
                                                       ---------------   ---------------   ---------------
                                                       U.S.$'000            U.S.$'000         U.S.$'000
Deferred tax assets and liabilities of the AerFi
  transferred aircraft:
Deferred tax assets relating to losses..............       (5,515)           (5,415)           (2,665)
Deferred tax liability relating to aircraft.........       10,663            10,568             8,319
                                                           ------            ------            ------
                                                            5,148             5,153             5,654
                                                           ======            ======            ======

     The entity's income from approved activities in Ireland is taxable at a rate of 10% until December 31, 2005. US Federal and State tax is provided at a rate of 35%.

     Two aircraft, for tax purposes, are treated as being leased from third parties under US "safe harbour lease" tax rules. Under existing laws, certain events could reverse the cumulative effect of this tax treatment, in which case the entity would be required to make payments to third parties under the tax indemnification clauses included in the lease agreements. As of July 14, 1998 the maximum potential exposure under this provision is U.S.$0.9 million (June 30, 1998: U.S.$0.9 million, June 30, 1997: U.S.$1.4 million). The directors of AerCo Limited believe that no events have taken place which would cause such payments to become due.

                           AERFI TRANSFERRED AIRCRAFT

12  STAFF COSTS AND NUMBERS

     The entity has no employees.

13  CASH FLOW STATEMENT

(a) Supplemental disclosure of cash flow information

                                                         PERIOD FROM
                                                       JULY 1, 1998 TO     YEAR ENDED        YEAR ENDED
                                                        JULY 14, 1998     JUNE 30, 1998     JUNE 30, 1997
                                                       ---------------   ---------------   ---------------
                                                       U.S.$'000            U.S.$'000         U.S.$'000
Cash paid in respect of:
Interest -- Individual financings...................          212             4,902             7,461
Interest -- AerFi Notes.............................           55             1,600             1,667
Interest -- Indebtedness to AerFi...................        1,175             2,076             2,310
                                                           ------            ------            ------
                                                            1,442             8,578            11,438
                                                           ======            ======            ======

(b) Reconciliation of net cash flow to movement in net debt

                                                                  U.S.$'000
            Increase in cash in the period..................            --
            Cashflow from decrease in debt..................       (39,910)
            Increase in liquid resources in period..........            --
                                                                   -------
            Change in net debt resulting from cashflows.....       (39,910)
                                                                   -------
            Movement in net debt in the period..............       (39,910)
            Net debt at June 30, 1998.......................        88,345
                                                                   -------
            Net debt at July 14, 1998.......................        48,435
                                                                   =======

(c) Analysis of net debt

                                                        JUNE 30, 1998       CASHFLOW        JULY 14, 1998
                                                       ---------------   ---------------   ---------------
                                                       U.S. $'000          U.S. $'000        U.S. $'0000
Cash................................................            --                --                --
Liquid resources....................................            --                --                --
Indebtedness........................................        88,345           (39,910)           48,435
                                                           -------           -------           -------
                                                            88,345           (39,910)           48,435
                                                           =======           =======           =======

14  COMMITMENTS

     The entity has no long-term contracts other than those with its service providers (see Note 19).

15  NEW ACCOUNTING STANDARDS IMPLEMENTED

     FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" was effective for AerCo for its first trading accounting period ended March 31, 1999.

     Under the accounting policy previously adopted by the entity all aircraft maintenance reserves collected from lessees in respect of major aircraft and engine overhauls were held as provisions. Under FRS 12 the pre-accrual of maintenance costs is not permitted and accordingly the entity has changed its accounting policy

                           AERFI TRANSFERRED AIRCRAFT

15 NEW ACCOUNTING STANDARDS IMPLEMENTED (CONTINUED) to reflect the adoption of the AerCo accounting policy for maintenance. The effect of this change in accounting policy is that maintenance reserves collected from lessees which cannot be drawn down by current lessees are no longer provided. Such reserves only arose prior to June 30, 1996 and the adjustment therefore has no effect on reported results. The balance sheet effect of this change in accounting policy is to reduce maintenance provisions and to increase net assets of the entity by U.S.$2.923 million at each balance sheet date.

16 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The financial statements are prepared in accordance with generally accepted accounting principles applicable in the United Kingdom ("U.K. GAAP") which differ significantly in certain respects from those generally accepted in the United States ("U.S. GAAP").

     AerCo's accounting policy for aircraft maintenance reflects its adoption of FRS 12 as explained in Note 15. The historic U.K. GAAP financial information for the AerFi transferred aircraft has been restated to reflect the application of the AerCo accounting policy for all periods. For U.S. GAAP the cumulative effect of this change in accounting policy has been reflected in the results for the period ended July 14, 1998.

Reconciliation of net loss as stated in accordance with U.K. GAAP to net income/(loss) in accordance with U.S. GAAP.

                                                         PERIOD FROM
                                                       JULY 1, 1998 TO     YEAR ENDED        YEAR ENDED
                                                        JULY 14, 1998     JUNE 30, 1998     JUNE 30, 1997
                                                       ---------------   ---------------   ---------------
                                                       U.S.$'000            U.S.$'000         U.S.$'000
NET LOSS IN ACCORDANCE WITH U.K. GAAP...............         (513)              (21)           (9,045)
Cumulative effect of change in accounting policy for
  Maintenance.......................................        2,923                --                --
                                                           ------            ------            ------
NET INCOME/(LOSS) IN ACCORDANCE WITH U.S. GAAP......        2,410               (21)           (9,045)
                                                           ======            ======            ======

Reconciliation of net assets as stated in accordance with U.K. GAAP to net assets in accordance with U.S. GAAP.

                                                          PERIOD FROM
                                                        JULY 1, 1998 TO     YEAR ENDED      YEAR ENDED
                                                         JULY 14, 1998     JUNE 30, 1998   JUNE 30, 1997
                                                        ----------------   -------------   -------------
                                                         U.S.$'000           U.S.$'000       U.S.$'000
NET ASSETS IN ACCORDANCE WITH U.K. GAAP..............       117,033           100,753          65,270
Cumulative effect of change in accounting policy for
  maintenance........................................            --            (2,923)         (2,923)
                                                            -------           -------         -------
NET ASSETS IN ACCORDANCE WITH U.S. GAAP..............       117,033            97,830          62,347
                                                            =======           =======         =======

     There were no other significant differences between U.K. GAAP and U.S. GAAP arising in respect of the entity for the period from July 1, 1998 to July 14, 1998 and the years ended June 30, 1998 and June 30, 1997.

                           AERFI TRANSFERRED AIRCRAFT

17  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The entity estimates that the fair value of its cash and other receivables and payables at July 14, 1998, June 30, 1998 and June 30, 1997 approximate to the amounts at which these items are reflected in the entity's statement of net assets. This is due to the relatively short-term nature of the instruments and the frequency at which they reprice.

18  FOREIGN CURRENCY TRANSACTIONS

     The entity's foreign currency transactions are not significant as all revenues and most costs are denominated in U.S. dollars.

19  RELATED PARTY TRANSACTIONS

GE Capital Aviation Services, Limited ("GECAS")

     During the period from July 1, 1998 to July 14, 1998 GECAS acted as lease manager for the entity. In addition to managing the entity's aircraft GECAS also manages aircraft owned by GE Capital and its affiliates and other third parties, including AerFi. GECAS may from time to time have had conflicts of interest in performing its obligations to the entity and other entities to which it provides management, marketing and other services.

     GECAS receives an annual fee from AerFi as lease manager of certain of its aircraft -- U.S.$52,075 (June 30, 1998: U.S.$1,201,000, June 30, 1997:
U.S.$1,175,000) of this fee is attributed to the entity for the period from July 1, 1998 to July 14, 1998.

                                 EXHIBIT INDEX

                                                                            SEQUENTIALLY
   EXHIBIT                                                                    NUMBERED
   NUMBER                      DESCRIPTION OF DOCUMENT                          PAGE
   -------                     -----------------------                      ------------
                                        None