Form 20-F
period 2000-03-31
AERCO LTD
filed 2000-09-29
CIK 1072976

            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                               SEPTEMBER 29, 2000
                                                      REGISTRATION NO. 333-66973
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 THE SECURITIES ACT OF 1933
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended: March 31, 2000
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                       Commission file number: 333-66973
                                 AERCO LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            JERSEY, CHANNEL ISLANDS
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                 AERCO LIMITED
                              22 GRENVILLE STREET
                                   ST. HELIER
                                JERSEY, JE4 8PX
                                CHANNEL ISLANDS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
     Securities registered or to be registered pursuant to Section 12(b) of the
Act: None

     Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                              TITLE OF EACH CLASS
                                ---------------

                      Subclass A-2 Notes due July 15, 2023
                      Subclass B-1 Notes due July 15, 2023
                      Subclass C-1 Notes due July 15, 2023
       The number of outstanding shares in the capital of AerCo Limited as of
                                March 31, 2000:
                          20 Shares, U.S. $1 par value
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                              Yes  X      No  ___
     Indicate by check mark which financial statement item the registrant has elected to follow.
                          Item 17  ___      Item 18  X
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                     PAGE
                                                                                --------------
INTRODUCTION
            Forward-Looking Statements........................................               1
            Certain Information...............................................               1

PART I      ITEM 1   Identity of Directors, Senior Management and Advisors....               1
                     A.  Directors and Senior Management......................               1
                     B.  Advisors.............................................               1
                     C.  Auditors.............................................               1

            ITEM 2   Offer Statistics and Expected Timetable..................               1

            ITEM 3   Key Information..........................................               2
                     A.  Selected Consolidated Financial Data.................               2
                     B.  Capitalization and Indebtedness......................               5
                     C.  Reasons for the offer and use of proceeds............               5
                     D.  Risk Factors.........................................               5

            ITEM 4   Information on the Company...............................              15
                     A.  History and Development of AerCo Limited.............              15
                     B.  Business Overview....................................              18
                     C.  Organizational Structure.............................              38
                     D.  Property, Plants and Equipment.......................              39

            ITEM 5   Operating and Financial Review and Prospects.............              40
                     A.  Operating Results....................................              40
                     B.  Liquidity and Capital Resources......................              46
                     C.  Research and Development, Patents and Licenses.......              47
                     D.  Trend Information....................................              47

            ITEM 6   Directors, Senior Management and Employees...............              48
                     A.  Directors and Senior Management......................              48
                     B.  Compensation.........................................              58
                     C.  Board Practices......................................              58
                     D.  Employees............................................              58
                     E.  Share Ownership......................................              58

            ITEM 7   Major Shareholders and Related Party Transactions........              59
                     A.  Major Shareholders...................................              59
                     B.  Related Party Transactions...........................              59
                     C.  Interests of Experts and Counsel.....................              59

            ITEM 8   Financial Information....................................              60
                     A.  Consolidated Statements and Other Financial                        60
                     Information..............................................
                     B.  Significant Changes..................................              60

            ITEM 9   The Listing..............................................              60
                     A.  Listing Details......................................              60
                     B.  Plan of Distribution.................................              60
                     C.  Markets..............................................              60
                     D.  Selling Shareholders.................................              60
                     E.  Dilution.............................................              60
                     F.  Expenses of the Issue................................              60

                                                                                     PAGE
                                                                                --------------
            ITEM 10  Additional Information...................................              60
                     A.  Share Capital........................................              60
                     B.  Articles of Association..............................              60
                     C.  Material Contracts...................................              64
                     D.  Exchange Controls....................................              64
                     E.  Taxation.............................................              64
                     F.  Dividends and Paying Agents..........................              66
                     G.  Statement by Experts.................................              66
                     H.  Documents on Display.................................              66
                     I.   Subsidiary Information..............................              66

            ITEM 11  Quantitative and Qualitative Disclosures About Market                  66
                     Risk.....................................................

            ITEM 12  Description of Securities Other Than Equity Securities...  Not applicable

PART II     ITEM 13  Defaults, Dividend Arrearages and Delinquencies..........            None

            ITEM 14  Material Modifications to Rights of Security Holders and
                     Use of Proceeds..........................................            None

            ITEM 15  .........................................................  Not applicable

            ITEM 16  .........................................................  Not applicable

PART III    ITEM 17  .........................................................  Not applicable

            ITEM 18  Financial Statements.....................................              69

            ITEM 19  Exhibits.................................................              70

                     Index to Financial Statements............................             F-1

                                  INTRODUCTION

FORWARD-LOOKING STATEMENTS

     This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements. In evaluating these statements, you should specifically consider various factors, including, without limitation, the information contained in this annual report under "Key Information -- Risk Factors", "Information on the Company", "Operating and Financial Review and Prospects" and "Quantitative and Qualitative Disclosures About Market Risk".

CERTAIN INFORMATION

     AerCo Limited was incorporated in Jersey as a public limited company under the laws of Jersey. As used in this annual report on Form 20-F, "we", "us", "our", the "Company", "AerCo" and "AerCo Group" refer to AerCo Limited and its subsidiaries, except where it is clear that such terms mean only AerCo.

     In this annual report, references to "United States" are to the United States of America and references to "U.S. dollars", "$" or "U.S. $" or "USD" are to United States dollars.

     In this annual report, references to "notes" are to the "old notes", the "exchange notes" and the "additional notes", each as described herein, except where the context indicates otherwise.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. DIRECTORS AND SENIOR MANAGEMENT

     Not applicable.

B. ADVISORS

     Not applicable.

C. AUDITORS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below have been extracted from the audited consolidated financial statements of ALPS 94-1, for each of the fiscal years ended June 30, 1996, 1997 and 1998, and the period from July 1, 1998 to July 14, 1998 and of AerCo, for the period from July 15, 1998 to March 31, 1999 and for the year ended March 31, 2000.

     Arthur Andersen, independent chartered accountants, audited the financial statements of ALPS 94-1 for the years ended June 30, 1996 and 1997. KPMG, independent chartered accountants, audited the financial statements of ALPS 94-1 for the year ended June 30, 1998 and the period from July 1, 1998 to July 14, 1998. KPMG, independent chartered accountants, audited the financial statements of AerCo for the period from July 15, 1998 to March 31, 1999 and for the year ended March 31, 2000.

     The selected financial data of ALPS 94-1 include the results of operations and financial condition of the 27 aircraft originally acquired by ALPS 94-1 from AerFi in August 1994, including:

     - the Boeing 767-300ER aircraft that was purchased by the AerFi Group from ALPS 94-1 prior to the closing of the initial offering of notes by AerCo on July 15, 1998; and

     - the A300-B4-200 aircraft up to April 28, 1998 when the AerFi Group acquired this aircraft from ALPS 94-1. The AerFi Group subsequently sold this aircraft to AerCo.

     Comparative financial information for ALPS 94-1 is presented because ALPS 94-1 is considered to be the predecessor business of AerCo. We believe that the ALPS 94-1 selected financial data set forth below is an appropriate presentation because:

     - AerCo was formed mainly for the purpose of refinancing the aircraft portfolio of ALPS 94-1;

     - our initial portfolio of 35 aircraft included 26 of the 27 aircraft that ALPS 94-1 originally acquired from AerFi;

     - the original ALPS 94-1 aircraft represented 79% of our initial portfolio by appraised value as at March 1, 1998; and

     - our ongoing aircraft leasing activities are largely the same as those conducted by ALPS 94-1.

     Such data, however, is not indicative of the financial results of AerCo Group for the period from July 15, 1998 to March 31, 1999 and for the year ended March 31, 2000.

     The historical financial statements of AerCo Group and ALPS 94-1 have been prepared in accordance with U.K. GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of the principal differences and a reconciliation from U.K. GAAP to U.S. GAAP of shareholders' deficit and net income or loss for the year, see the notes to the relevant financial statements included elsewhere in this annual report and "Operating and Financial Review and Prospects -- Operating Results -- The Period from July 15, 1998 to March 31, 1999 Compared with the Nine Month Period Ended March 31, 1998 -- Differences between U.K. GAAP and U.S. GAAP".

                   CONSOLIDATED STATEMENTS OF OPERATIONS DATA

                                                                   ALPS 94-1                                   AERCO
                                              ---------------------------------------------------    -------------------------
                                                                                      PERIOD FROM    PERIOD FROM
                                                FISCAL        FISCAL       FISCAL       JULY 1,       JULY 15,       FISCAL
                                              YEAR ENDED    YEAR ENDED   YEAR ENDED     1998 TO        1998 TO     YEAR ENDED
                                               JUNE 30,      JUNE 30,     JUNE 30,     JULY 14,       MARCH 31,     MARCH 31,
                                                 1996          1997         1998         1998           1999          2000
                                              -----------   ----------   ----------   -----------    -----------   -----------
                                                                               (IN THOUSANDS)
U.K. GAAP
Revenues
 Aircraft leasing...........................  $  102,460    $ 101,434    $ 100,682     $   3,635     $   82,826    $   109,146
Expenses
 Depreciation...............................     (17,978)     (38,062)     (37,826)       (1,519)       (33,821)       (46,998)
   Exceptional item --
   Additional depreciation..................          --      (34,385)          --            --             --             --
 Provision for impairment in aircraft
   value....................................     (12,000)          --       (8,720)           --             --        (13,079)
 Amortization of goodwill...................          --           --           --            --         (1,669)        (2,356)
 Net interest expense.......................     (73,576)     (71,037)     (69,785)       (2,757)       (54,108)       (78,818)
 Other expenses.............................      (5,581)      (5,053)      (6,599)         (646)        (8,311)       (15,742)
   Exceptional item --
   Termination fee..........................          --           --      (12,700)           --             --             --
                                              -----------   ---------    ---------     ---------     -----------   -----------
Loss from operations........................      (6,675)     (47,103)     (34,948)       (1,287)       (15,083)       (47,847)
Profit/(loss) on sale of aircraft...........          --           --        2,426            10             10           (941)
Reduction in indebtedness...................          --        5,258           --            --             --             --
                                              -----------   ---------    ---------     ---------     -----------   -----------
Loss before provision for taxes.............      (6,675)     (41,845)     (32,522)       (1,277)       (15,073)       (48,788)
Taxes.......................................        (200)         143          (33)           --            (35)           (51)
Dividends...................................          --           --           --            --             --             --
                                              -----------   ---------    ---------     ---------     -----------   -----------
Net loss....................................  $   (6,875)   $ (41,702)   $ (32,555)    $  (1,277)    $  (15,108)   $   (48,839)
                                              ===========   =========    =========     =========     ===========   ===========
Loss from operations per ordinary share.....      (667.5)    (4,710.3)    (3,494.8)       (128.7)        (754.1)      (2,392.3)
Basic and diluted loss per ordinary share...      (687.5)    (4,170.2)    (3,255.5)       (127.7)        (755.4)        (2,442)
Weighted average number of ordinary shares
 outstanding................................          10           10           10            10             20             20
                                              ===========   =========    =========     =========     ===========   ===========
U.S. GAAP EXTRACT
Depreciation................................  $  (32,338)   $ (32,339)   $ (32,053)    $  (1,276)    $  (28,062)   $   (38,354)
Provision for impairment in aircraft
 value......................................  $  (12,000)   $      --    $    (520)    $      --     $       --    $    (6,100)
Reduction in indebtedness...................  $       --    $   5,258    $      --     $      --     $       --    $        --
Net income/(loss)...........................  $  (21,590)   $  (1,594)   $ (20,808)    $   5,973     $   19,760    $   (31,235)

                        CONSOLIDATED BALANCE SHEET DATA

                                                                   ALPS 94-1                                   AERCO
                                              ---------------------------------------------------    -------------------------
                                                 AS OF        AS OF        AS OF         AS OF          AS OF         AS OF
                                               JUNE 30,      JUNE 30,     JUNE 30,     JULY 14,       MARCH 31,     MARCH 31,
                                                 1996          1997         1998         1998           1999          2000
                                              -----------   ----------   ----------   -----------    -----------   -----------
                                                                               (IN THOUSANDS)
U.K. GAAP EXTRACT
Aircraft, net of accumulated depreciation
 and provision for impairment in aircraft
 value......................................  $  927,043    $ 854,596    $ 800,090     $ 732,905     $  904,253    $   829,194
Total assets................................  $1,021,356    $ 950,031    $ 890,873     $ 881,804     $1,019,328    $   943,457
 Indebtedness...............................    (953,376)    (919,157)    (877,128)     (875,015)      (949,217)      (901,198)
 Provision for maintenance..................     (37,571)     (44,274)     (42,336)      (41,274)       (39,697)       (32,216)
Total liabilities...........................  $(1,024,345)  $(994,722)   $(968,119)    $(960,327)    $(1,034,436)  $(1,007,404)
Shareholders' deficit.......................  $   (2,989)   $ (44,691)   $ (77,246)    $ (78,523)    $  (15,108)   $   (63,947)
U.S. GAAP EXTRACT
Aircraft, net of accumulated depreciation
 and provision for impairment in aircraft
 value......................................  $  766,811    $ 734,472    $ 691,713     $ 631,778     $  767,820    $   708,009
Indebtedness................................  $ (953,376)   $(919,157)   $(877,128)    $(875,015)    $ (953,908)   $  (904,991)
Shareholders' deficit.......................  $ (182,781)   $(184,375)   $(203,210)    $(197,237)    $ (169,238)   $  (200,473)

              CONSOLIDATED STATEMENTS OF CASH FLOWS AND OTHER DATA

                                                               ALPS 94-1                                   AERCO
                                          ---------------------------------------------------    -------------------------
                                                                                  PERIOD FROM    PERIOD FROM
                                            FISCAL        FISCAL       FISCAL       JULY 1,       JULY 15,       FISCAL
                                          YEAR ENDED    YEAR ENDED   YEAR ENDED     1998 TO        1998 TO     YEAR ENDED
                                           JUNE 30,      JUNE 30,     JUNE 30,     JULY 14,       MARCH 31,     MARCH 31,
                                             1996          1997         1998         1998           1999          2000
                                          -----------   ----------   ----------   -----------    -----------   -----------
                                                                 (IN THOUSANDS, EXCEPT RATIO DATA)
U.K. GAAP EXTRACT
Cash paid in respect of interest........  $  (64,002)   $ (59,872)   $ (54,815)    $  (3,872)    $  (39,013)   $   (56,150)
Net cash provided/(utilized) by
  operating activities (after payment of
  interest).............................  $   45,532    $  45,119    $  45,721     $  (4,077)    $   27,961    $    35,672
Net cash provided by investing
  activities............................  $       --    $      --    $  10,386     $  65,677     $   14,500    $    14,041
Net cash provided by/(used in) financing
  activities............................  $  (36,025)   $ (43,494)   $ (59,108)    $  (3,719)    $  948,544    $   (48,917)
Net movements in cash...................  $  (25,803)   $  (2,886)   $     134     $  94,567     $   25,618    $       795
U.K. GAAP(1)(2)
Ratio of Earnings to Fixed Charges......       0.909        0.411        0.534         0.537          0.721          0.381
U.S. GAAP(1)(2)
Ratio of Earnings to Fixed Charges......       0.709        0.976        0.702         3.166          1.366          0.604

     In relation to "Ratio of Earnings to Fixed Charges" under both U.K. GAAP and U.S. GAAP, you should note the following:

          (1) Earnings include pretax income from continuing operations plus fixed charges. Fixed charges are the total of (i) interest, whether expensed or capitalized, (ii) amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized and
     (iii) the portion of rental expense that can be demonstrated to be representative of the interest factor in the particular case.

          (2) A ratio of less than one indicates that earnings are inadequate to cover fixed charges. The amount by which fixed charges exceeded earnings for ALPS 94-1 (i) for the years ended June 30, 1996, 1997 and 1998 and for the period July 1, 1998 to July 14, 1998 under U.K. GAAP was $6.7 million, $41.9 million, $32.5 million and $1.3 million and (ii) for the years ended June 30, 1996, 1997 and 1998 under U.S. GAAP was $21.4 million, $1.7 million and $20.8 million. The amount by which fixed charges exceeded earnings for AerCo for the period from July 15, 1998 to March 31, 1999 and for the year ended March 31, 2000 under U.K. GAAP was $15.1 million and $48.8 million and for the year ended March 31, 2000 under U.S. GAAP was $31.2 million.

     For a discussion of the differences between AerCo's and ALPS 94-1's results of operations and financial position under U.S. GAAP compared with U.K. GAAP, see notes 25, 26, 27 and 28 to the AerCo audited consolidated financial statements and "Operating and Financial Review and Prospects -- Operating Results -- The Period from July 15, 1998 to March 31, 1999 Compared with the Nine Month Period Ended March 31, 1998 -- Differences between U.K. GAAP and U.S. GAAP".

B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D. RISK FACTORS

     The following summarizes certain risks which may materially affect the ability of AerCo to pay interest, principal and premium, if any, on the notes in full at or before their respective final maturity dates.

     The risks and uncertainties described below are not the only ones facing our company. Additional risks and liabilities that we are not aware of at present, or that we believe today are immaterial, may also impair our business operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. If any of the following risks actually occur, we may not be able to make the required payments on the notes.

     This annual report on Form 20-F also contains forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms or similar terminology. Our actual results could differ materially from those anticipated in these forward-looking statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined in this annual report.

RISKS RELATING TO AERCO AND CERTAIN THIRD PARTIES

     THERE IS NO SECURITY INTEREST IN THE AIRCRAFT. YOU CANNOT SELL THE AIRCRAFT TO REPAY THE NOTES IF WE DO NOT MEET OUR OBLIGATIONS UNDER THE NOTES.

     Neither the trustee, the security trustee nor any noteholder has any security interest, mortgage, charge or other similar interest in any aircraft. If there is an event of default, they will not be able to sell the aircraft to repay the notes or exercise similar remedies which they would have if they had a security interest in the aircraft. AerCo Group has, however, pledged to the security trustee, as security for AerCo's various obligations (including under the notes), 100% of the equity in its subsidiaries, the interests of all AerCo Group members in the leases, any intercompany loans from AerCo to its subsidiaries, any cash contained in the accounts and investments made with its cash balances.

     WE MAY NOT ACQUIRE ALL OF THE ADDITIONAL AIRCRAFT -- IN THAT CASE, AMOUNTS IN THE AIRCRAFT PURCHASE ACCOUNT WILL BE USED TO REPAY THE SUBCLASS A-3, SUBCLASS A-4, SUBCLASS B-2 AND SUBCLASS C-2 NOTES. ALSO, OUR PORTFOLIO MAY BE LESS DIVERSE WHICH MAY HARM OUR ABILITY TO MAKE PAYMENTS ON THE NOTES.

     On July 17, 2000, we issued additional notes to finance the purchase of 30 additional aircraft from the AerFi Group. As of the date of this report we had taken delivery of 14 of the 30 additional aircraft. The pro rata portion of the proceeds of the offering of the subclass A-3, subclass A-4, subclass B-2 and subclass C-2 notes, allocable to the 16 remaining additional aircraft is on deposit in the aircraft purchase account. At September 11, 2000 this amount was $359.7 million. If any of the remaining additional aircraft cannot be delivered under the purchase agreement, then the AerFi Group may identify a substitute aircraft to replace such aircraft. A substitute aircraft may be any aircraft that (a) is no more than seven years old as of July 17, 2000, (b) is subject to an operating lease contract, or letter of intent for an operating lease contract, that is to become effective within 90 days after the date of delivery to AerCo Group, (c) is of the same type as the undelivered aircraft and (d) does not give rise to a concentration default and (e) is approved by the rating agencies. If AerFi determines that it is unable to deliver an aircraft or a substitute aircraft, then funds held in the aircraft purchase account allocable to that aircraft will be distributed according to the priority specified in the documents which provide the terms of the additional notes. All remaining amounts in the aircraft purchase account on July 10, 2001 will be distributed on the next succeeding payment date according to the order of priorities referenced above.

     Accordingly, investors should note that the ultimate portfolio of aircraft to be owned and operated by us may be smaller than or different from the portfolio of aircraft described in this annual report. This could result in our portfolio of aircraft having less diversity in terms of aircraft type, lessee credit and geographic distribution than initially anticipated. This could in turn adversely impact the level of rental payments received by our company and, correspondingly, our ability to make payments on the notes.

     OUR SUBSIDIARIES MAY HAVE CONTINGENT LIABILITIES THAT ARE UNKNOWN TO US. IF WE HAVE TO PAY LIABILITIES OF THIS KIND, WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES.

     There is a risk that our subsidiaries could have material contingent liabilities that are unknown to us. For example, our subsidiaries could have incurred liabilities to third parties from operating and leasing the aircraft before we acquired them. AerFi has indemnified us for breaches of their representations and warranties relating to the aircraft owning companies and aircraft which they sold to us in 1998. These representations and warranties survive until July 15, 2001. Our potential recovery under those representations and warranties is limited to approximately $185.0 million. In addition, the AerFi Group has indemnified us for breaches of their representations and warranties relating to the aircraft owning companies and additional aircraft sold and to be sold to us under the July 17, 2000 transaction. The representations and warranties with respect to an aircraft owning company and the related aircraft will survive for three years from the date of transfer to AerCo of the relevant company and our potential recovery under them will be limited to approximately $175.0 million. If such a contingent liability becomes known and we are called on to pay it, we may be unable to recover the amount of the liability from the AerFi Group or any other person. If we have to pay any such liability, we may be unable to make the required payments on the notes.

     WE RELY ON SWAP COUNTERPARTIES TO MANAGE INTEREST RATE RISK. IF WE ARE UNABLE TO ENTER INTO APPROPRIATE SWAP ARRANGEMENTS WITH ELIGIBLE COUNTERPARTIES OR IF SUCH COUNTERPARTIES DEFAULT ON THEIR OBLIGATIONS, WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES.

     AerCo manages any interest rate risk arising from any mismatch in fixed and floating rate lease rental payments and fixed and floating rate interest obligations through swaps and other derivative instruments. This strategy relies upon our ability to enter into interest rate swaps with eligible counterparties and each swap counterparty fulfilling its obligations under the related interest rate swap. If a counterparty were to default in its obligations, or we are unable to enter into interest rate swaps with eligible counterparties then a mismatch in the fixed and floating rate interest obligations and fixed and floating rate lease payments may arise, which could harm our ability to make payments on the notes.

     WE RELY ON THIRD PARTIES TO MANAGE OUR BUSINESS. OUR OPERATIONS MAY SUFFER AND WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES IF OUR SERVICE PROVIDERS DO NOT PERFORM THEIR OBLIGATIONS TO US OR IF WE HAVE TO REPLACE THEM.

     We have no executive management resources of our own. We therefore rely on several service providers for the leasing, re-leasing and sale of the aircraft and all other executive and administrative responsibilities. If these service providers do not perform their contractual obligations to us, our operations may suffer and we may not be able to repay the notes. We can give no assurance that we will continue our arrangements with these service providers or that the service providers will continue their relationship with us until the notes are paid in full. If a service provider resigns or we terminate its appointment, we may be unable to find suitable replacement service providers that we can engage on suitable terms. Additionally, our appointment of replacement service providers may cause a lowering or withdrawal of the ratings on the notes. You should refer to "Directors and Senior Management -- The Servicer"; and "Directors and Senior Management -- Corporate Management" for detailed information on the responsibilities delegated to service providers.

     THE AERFI GROUP, AS SERVICER, ADMINISTRATIVE AGENT AND CASH MANAGER, AND DEBIS AS STANDBY SERVICER, STANDBY ADMINISTRATIVE AGENT AND STANDBY CASH MANAGER, WILL HAVE CONFLICTS OF INTEREST FROM THEIR OTHER AIRCRAFT MANAGEMENT ACTIVITIES. WE MAY BE UNABLE TO RE-LEASE OR SELL AIRCRAFT IF THEY CANNOT RESOLVE THESE CONFLICTS.

     The AerFi Group owns other aircraft and may face conflicts of interest in managing and marketing our aircraft for re-lease or sale. At present, AerFi does not manage aircraft for any other party but it may do so in the future. In addition, the AerFi Group provides administrative agency and cash management services to others, including other aircraft securitization vehicles. The AerFi Group may face conflicts of interest in providing these services to our company.

     debis, as standby servicer, standby administrative agent and standby cash manager, may face similar conflicts of interest. In addition, debis may manage aircraft for other parties. If the AerFi Group or debis, as the case may be, cannot resolve a conflict of interest, the conflict could have an adverse effect on our ability to manage, re-lease or sell the aircraft. In that case, we may be unable to make the required payments on the notes.

     In addition, on September 21, 2000, AerFi entered into an agreement with amongst others, debis, under which debis agreed on certain terms and conditions to make a cash offer to acquire all of the ordinary share capital of AerFi. Completion of the transaction is subject to certain conditions, including regulatory approvals and acceptance of the debis offer by the holders of at least 80% of AerFi's ordinary shares.

     OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST.

     From time to time the directors of AerCo may have conflicts of interest that arise as a result of their other relationships in the aviation industry. See "Directors and Senior Management -- Directors".

     AERCO AND THE AERFI GROUP HAVE THE SAME LEGAL ADVISORS. IF NECESSARY, AERCO MAY NEED TO RETAIN SEPARATE COUNSEL.

     AerCo and the AerFi Group are represented by the same Jersey, Irish and United States legal counsel, and it is anticipated that such multiple representation will continue in the future. Because AerCo and the AerFi Group do not have independent legal representation, the terms of the agreements and other arrangements negotiated between AerCo and the AerFi Group could disproportionately benefit one party over the other. Should a significant dispute arise in the future between AerCo and AerFi or any of their respective affiliates, AerCo anticipates that it will retain separate counsel to represent it in such matter.

AIRCRAFT RISKS

     THE COMMERCIAL AIRCRAFT MARKET IS CYCLICAL. DECREASED DEMAND OR EXCESS SUPPLY OF AIRCRAFT MAY DECREASE OUR CASH FLOWS.

     The market for commercial jet aircraft is very cyclical and can produce sharp increases and decreases in aircraft values and lease rates. The aircraft leasing market is currently experiencing a reduction in demand, particularly for older widebody aircraft. Decreases in aircraft values or lease rates may cause a decrease in our cash flows. Depending on market conditions, we may be unable to sell or re-lease aircraft on terms that allow us to make payments on the notes.

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

     - legal or regulatory requirements that prevent us from re-leasing or selling an aircraft in the condition that it is in; and

     - the discovery of manufacturing defects in an aircraft model. See "Business Overview -- Compliance with Governmental and Technical Regulation".

     Current competition between The Boeing Company and Airbus Industrie G.I.E. is also a threat to aircraft values. Boeing and Airbus have increased production to an amount substantially above the long-term requirement implied by industry forecasts. If production is maintained at this level the increased supply of new aircraft may depress used aircraft values and lease rates. This development could cause a decrease in our cash flow and adversely affect our ability to make payments on the notes.

     THE APPRAISED VALUE OF THE AIRCRAFT MAY BE SIGNIFICANTLY HIGHER THAN THE ACTUAL VALUE WE WOULD RECEIVE UPON A SALE OF THE AIRCRAFT. IN THAT CASE, OUR ABILITY TO MAKE SCHEDULED PAYMENTS ON THE NOTES MAY SUFFER.

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

     Appraised values are based on the assumption that there is an "open, unrestricted and stable market environment with a reasonable balance of supply and demand". However, the aircraft market is not always stable and there may be supply and demand imbalances at any given time, especially for specific aircraft types. At the high point in the aircraft market cycle, the current market value of some aircraft may be close to their appraised value while the current market value of others, particularly older or widebody aircraft, may be significantly less than their appraised values. At the low point in the aircraft market cycle, the current market value of most aircraft types is likely to be less than appraised values. As a result you should not rely on aircraft appraised values as an indication of the market value for the aircraft.

     IF THE APPRAISED VALUES OF OUR AIRCRAFT DECLINE AT A FASTER RATE THAN WE HAVE ASSUMED, WE MAY BE REQUIRED TO SUSPEND PAYMENTS ON CLASS B, CLASS C, CLASS D AND CLASS E NOTES.

     Due to various market factors, aircraft appraisers have recently reduced appraised values for aircraft, especially older widebody aircraft. Under the indenture, we must accelerate the scheduled principal payments on the class A notes if the aircraft appraised values decline at a greater rate than we assumed. In that case, payments on the class B, class C, class D and class E notes may be suspended because of the increased principal amount that we must pay on the class A notes.

     NEW, MORE TECHNOLOGICALLY ADVANCED AIRCRAFT MAY IMPAIR OUR ABILITY TO RE-LEASE OR SELL OUR AIRCRAFT. IF WE ARE UNABLE TO RE-LEASE OR SELL OUR AIRCRAFT ON FAVORABLE TERMS, WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES.

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

AIRCRAFT RISKS

     IF WE ACQUIRE ADDITIONAL AIRCRAFT IN THE FUTURE THIS MAY INCREASE THE RISKS WE ALREADY FACE OR EXPOSE US TO NEW RISKS.

     We expect to acquire additional aircraft and related additional leases in the future. The cash flows derived from additional aircraft are expected to be, together with the cash flows derived from the existing aircraft and existing leases as well as any future leases, the principal source of payment of interest, principal, and premium, if any, on the notes and related additional notes. Depending on the extent to which we are able to acquire additional aircraft, the cash flows derived from additional aircraft may become a more important source of payment than the cash flows derived from the existing aircraft. Because only 14 of the 30 additional aircraft set forth in "Combined AerCo Portfolio Analysis" have been delivered as of the date of this annual report, the statements contained under "-- Aircraft Risks", "-- Lease Risks" and "-- Risk of Lessee Default" are necessarily based primarily on risks associated with our existing aircraft and the 14 additional aircraft which have been delivered and the related leases and the lessees described in this annual report.

     It is expected, however, that most, if not all, of the risks described above will be relevant, and may be relevant to a significantly greater extent, to any additional aircraft we may acquire in the future. Under the indenture, the issuance of additional notes to finance the acquisition of other additional aircraft is subject to conditions that are designed to protect our ability to meet our obligations under the notes. Despite these protections, there can be no assurance that the acquisition in the future of additional aircraft and additional leases will not intensify some or all of the risks identified herein or expose AerCo Group to other risks not so identified and that such intensified or additional risks will not adversely affect our ability to make payments on the notes.

     IF WE SELL AIRCRAFT-RELATED TAX BENEFITS, WE MAY BE UNABLE TO RECOVER LEGAL OWNERSHIP OF THE AIRCRAFT. IN THAT CASE, WE MAY BE UNABLE TO RE-LEASE OR SELL THE AIRCRAFT.

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

     RESTRICTIONS IN THE INDENTURE AND OUR GOVERNING CORPORATE DOCUMENTS MAY IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY IN THE AIRCRAFT LEASING MARKET.

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

     THE PURCHASE OPTION PRICES THAT WE HAVE GRANTED TO OUR LESSEES MAY BE LESS THAN THE PROPORTION OF THE UNPAID PRINCIPAL OF THE NOTES ALLOCABLE TO THE RELEVANT AIRCRAFT AND, THEREFORE, WE MAY BE UNABLE TO MAKE REQUIRED PAYMENTS ON THE NOTES.

     Three lessees have options to purchase a total of four aircraft, representing 7.84% of the portfolio by appraised value as of April 30, 2000. There is a risk that the purchase prices may be less than the pro rata portion of the unpaid principal of the notes allocable to the aircraft being purchased. If those options are exercised, there could be a reduction in the amount, or a delay in the timing, of required payments on the notes.

     IF LESSEES DO NOT DISCHARGE LIENS THAT ATTACH TO THE AIRCRAFT, WE MAY BE UNABLE TO REPOSSESS, RE-LEASE OR SELL AIRCRAFT.

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

     LESSEES MAY FAIL TO MAINTAIN VALID REGISTRATION OF THE AIRCRAFT. THE IMPACT OF THE LOSS OF AIRCRAFT REGISTRATION OR THE INABILITY OF THE AIRCRAFT TO GENERATE RENTAL INCOME FOR US COULD HARM OUR ABILITY TO MAKE PAYMENTS ON THE NOTES.

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

LEASE RISKS

     WE MAY NOT HAVE ENOUGH CASH FLOW TO MAKE PAYMENTS ON THE NOTES IF WE ARE UNABLE TO RE-LEASE AIRCRAFT QUICKLY OR ON FAVORABLE TERMS.

     We may not be able to re-lease the aircraft upon expiration of the leases without incurring significant downtime. If we cannot re-lease the aircraft we may not have enough cash flow to make payments on the notes. Even if we can re-lease the aircraft we may be unable to receive favorable rental rates, especially if there is reduced demand for aircraft on operating lease. Our ability to re-lease aircraft and obtain acceptable lease payments and terms may suffer because of:

     - economic conditions affecting the airline industry;

     - the supply of competing aircraft and demand for particular types;

     - lessor competition; and

     - restrictions on our re-leasing flexibility under the indenture.

     The leases for 11 of the aircraft, representing approximately 19.53% of the portfolio by appraised value at April 30, 2000, are scheduled to expire before December 31, 2001. The leases for 44 of the aircraft, representing 70.85% of the portfolio by appraised value at April 30, 2000 are scheduled to expire before December 31, 2004. Re-leasing may also affect the rental rates we are able to obtain and may adversely affect our ability to make payments on the notes, especially when there is less demand for aircraft on operating lease.

     WE MAY INCUR SUBSTANTIAL COSTS IF LESSEES DO NOT PERFORM REQUIRED MAINTENANCE. THIS WOULD REDUCE THE AMOUNTS AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

     The standards of maintenance observed by our lessees and the condition of the aircraft at the time of sale or lease may offset future values and rental rates from our aircraft. Under the leases, the lessee has the main responsibility to maintain the aircraft and to comply with all applicable governmental requirements. Some lessees may experience periodic difficulties in meeting their maintenance obligations resulting from adverse environmental conditions or financial and labor difficulties. If a lessee fails to perform required or recommended maintenance on an aircraft or comply with any airworthiness directives during the term of such lease, the aircraft may be grounded and we may incur substantial costs to restore the aircraft to an acceptable maintenance condition before sale or re-lease. If our lessees do not perform their obligation to maintain the aircraft, we may have to fund maintenance work on the aircraft. Because our maintenance costs are expenses that rank senior to payments on the notes, we may be unable to make payments on the notes if our maintenance costs were to become sufficiently large. In some cases, we may have an obligation to reimburse the lessee or pay some or all of the cost of aircraft maintenance. Our cash resources may not be sufficient both to fund maintenance requirements and make payments on the notes, especially as the aircraft age.

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

     IF WE CANNOT OBTAIN THE REQUIRED LICENSES, CONSENTS AND APPROVALS TO RE-LEASE OR SELL AIRCRAFT, WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES.

     If we cannot obtain required government licenses, consents and approvals, we may be unable to re-lease or sell aircraft. Several leases require specific licenses, consents or approvals. These include licenses, consents or approvals from governmental or regulatory authorities to certain lease payments and to the import, re-export or deregistration of the aircraft. There is a significant risk that subsequent legal and administrative changes will increase such requirements or that a license, consent or approval, once given, will be withdrawn. We may be unable to receive licenses, consents or approvals needed in connection with future re-leasing or sale of an aircraft. In any such case, our cash flows may be insufficient to make payments on the notes.

     IF WITHHOLDING TAXES ARE IMPOSED ON LEASE RENTALS, THESE TAXES WOULD REDUCE OUR CASH FLOW AVAILABLE FOR PAYMENTS ON THE NOTES.

     We have attempted to structure our leases in such a way that either no withholding taxes will be applicable to payments by the lessees under the leases or, if withholding taxes are applicable, the lessees would be required to pay corresponding additional amounts. If such taxes must be paid and we cannot recover these additional amounts from the lessee, that amount will be unavailable for note payments.

RISK OF LESSEE DEFAULT

     LESSEES IN WEAK FINANCIAL CONDITION COULD FAIL TO MAKE LEASE PAYMENTS. THIS WOULD REDUCE THE CASH FLOW AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

     There is a significant risk that lessees in weak financial condition may default on their obligations under the leases. If lessees do not make rent and maintenance payments or are significantly in arrears, we will be unable to make payments on the notes. The ability of each lessee to perform its obligations under its lease will depend primarily on its financial condition. A lessee's financial condition may be affected by various factors beyond its control, including competition, fare levels, passenger demand, operating costs, the cost and availability of finance, and environmental and other governmental regulation of the air transportation business. The economic conditions of the regions where our lessees operate will also affect their ability to meet their lease obligations. Many of our lessees are based or operate in regions such as Asia or Latin America that from time to time experience severe economic crises. You should refer to "Business Overview -- The Lessees -- Regional Concentrations" for a detailed discussion of the regional concentrations of our lessees and the economic trends of the regions that may impact the lessees' financial condition.

     Some of our lessees are in a weak financial position. Investors should also expect this to be the case with future lessees. As a result, a large proportion of lessees may consistently be significantly in arrears in their rental payments or maintenance payments. The environment for commercial aircraft operators in most geographic regions has been generally favorable in the past few years. Therefore, the current level of defaults and lessee arrears should not be seen as representative of future defaults and arrears as economic conditions may deteriorate. We can give no assurance that defaults and amounts in arrears will not increase as the market for aircraft on operating lease experiences anticipated cyclical downturns, particularly in regions such as Asia or Latin America. You should refer to "The Aircraft, Related Leases and Collateral -- The Lessees -- Payment History" for a detailed discussion of the lessees that are having financial difficulties or are in arrears on their lease obligations.

     OUR ABILITY TO RE-LEASE AIRCRAFT AND GENERATE CASH TO MAKE PAYMENTS ON THE NOTES WILL BE IMPAIRED IF WE CANNOT TERMINATE LEASES AND REPOSSESS AIRCRAFT WHEN A LESSEE DEFAULTS.

     We have the right to terminate the lease and repossess the aircraft if there is an event of default under a lease. However, we may be unable to terminate the lease or may incur substantial costs if we terminate a lease and repossess the aircraft. If we cannot repossess the aircraft, it will not be available for re-lease or sale. In that event, or if we incur substantial costs in terminating a lease and repossessing an aircraft, we may be unable to make payments on the notes.

     Our ability to terminate the lease and repossess the aircraft may be limited by the following factors:

     - a lessee contesting AerCo Group's right to terminate the lease and repossess the aircraft;

     - our inability to export, deregister and redeploy the aircraft;

     - legal restrictions on our ability to terminate or repossess the aircraft; and

     - the appointment of a trustee in bankruptcy or similar officer in the case of a bankrupt or insolvent lessee, as in the case of our B747-200B which is on lease to Tower Air.

     Even if we are able to terminate the lease and repossess the aircraft, we may incur substantial costs, including:

     - the direct costs associated with the termination of the lease or repossession of an aircraft, including technical and legal costs;

     - the cost of returning the aircraft to the appropriate jurisdiction;

     - the payment of debts and taxes secured by liens on the aircraft that were not paid by the lessee;

     - the costs of retrieving or recreating aircraft records that are required for re-registering the aircraft;

     - the costs of putting the aircraft back in a condition suitable for leasing or sale;

     - costs of obtaining a certificate of airworthiness for the aircraft; and

     - swap breakage costs incurred under our agreements with swap providers.

RISKS RELATING TO PAYMENTS ON THE NOTES

     IF OUR ASSUMPTIONS ABOUT CASH FLOW AND OPERATING COSTS DO NOT MATCH ACTUAL EXPERIENCE, WE MAY BE UNABLE TO MAKE NOTE PAYMENTS ON TIME OR AT ALL.

     We have determined the expected final payment dates for the notes based on assumptions about our future cash flows and interest and operating costs and possible future economic conditions. The purpose of these assumptions is to illustrate the payment provisions of the notes. Many of these assumptions relate to future political, economic and market conditions that are outside our control and are difficult or impossible to predict. Market interest rates are an example of such an assumption. Other assumptions relate to future events that depend on the actions of lessees or others with whom we deal. Insurance recoveries and maintenance payments are examples of such assumptions. For this reason, it is unlikely that our experience in the future will be consistent with the assumptions we have made relating to cash flow and operating costs. As a result, we may be unable to make payments on the notes at the times and in the amounts that our assumptions indicate.

     YOUR RIGHT TO RECEIVE PAYMENTS ON YOUR NOTES RANKS JUNIOR TO OUR EXPENSES, CERTAIN OTHER PAYMENTS WE MAY MAKE AND ANY MORE SENIOR SUBCLASSES OF NOTES.

     Our expenses and certain other payments that we must make rank senior to the notes and are payable out of our funds before any payments are made on the notes. Depending on the amount of these more senior payments, we may be unable to make the required payments on the notes.

     In addition, your right to receive payments of interest, principal and any premium on your notes will rank junior to payments on more senior subclasses of notes. If an event of default occurs, then the holders of a class of notes may not exercise remedies under the indenture until all amounts we owe on more senior classes of notes and our other more senior obligations have been paid. In that case, holders of the most senior class of notes will control the exercise of these remedies.

     THE NOTES HAVE A LIMITED TRADING MARKET. AS A RESULT YOU MAY BE UNABLE TO SELL YOUR NOTES OR THE PRICE OF THE NOTES MAY SUFFER.

     The notes have a limited trading market, which may harm your ability to sell the notes or the price at which you sell them. The notes are listed only on the Luxembourg Stock Exchange. No one has an obligation to make a market in the notes. We do not intend to seek approval for quotation through any automated quotation system. Future trading prices for the notes will depend on many factors, including general economic conditions and our financial condition, performance and prospects.

     WE MAY BE UNABLE TO REFINANCE THE SUBCLASS A-3, SUBCLASS B-2 AND SUBCLASS C-2 NOTES IN THE CAPITAL MARKETS. THIS MAY DELAY THE REPAYMENT OF PRINCIPAL AND LOWER THE MARKET PRICE OF OUR OTHER SUBCLASSES OF NOTES.

     The subclass A-3, subclass B-2 and subclass C-2 notes may reach their expected final payment date before we have received sufficient cash flows to repay them. In that case, we plan to refinance the subclass A-3, subclass B-2 and subclass C-2 notes by issuing refinancing notes. The refinancing notes will rank equally with the other class A, class B or class C notes, as the case may be, but the interest rate, principal payment provisions and other terms will be different. Our ability to refinance the subclass A-3, subclass B-2 and subclass C-2 notes will depend on many factors outside our control. These factors include general conditions in the capital markets and the markets' perception of the commercial aviation industry, the aircraft leasing business generally or our own company. If we cannot refinance the subclass A-3, subclass B-2 and subclass C-2 notes on acceptable terms, we may not be able to repay the subclass A-3, subclass B-2 and subclass C-2 notes by their expected final payment date. This may also further delay repayment of principal on the class B and class C notes and may result in lower market prices for the notes.

     In the future, we may issue additional notes and refinancing notes that may also require refinancing like the subclass A-3, subclass B-2 and subclass C-2 notes. These notes would present the same refinancing risk that we describe above.

BANKRUPTCY RISKS

     IF AERFI OR ANY OF ITS SUBSIDIARIES BECOMES BANKRUPT OR INSOLVENT, THE AIRCRAFT AND OUR OTHER ASSETS MAY NOT BE AVAILABLE TO REPAY THE NOTES AND OUR OTHER OBLIGATIONS.

     We have taken steps to structure our company and the acquisition of our aircraft owning companies to ensure that our assets are not consolidated with the AerFi Group's assets and do not become available to the AerFi Group's creditors in any bankruptcy or insolvency proceeding involving the AerFi Group.

     If AerFi or any of its subsidiaries becomes bankrupt or insolvent, there is a legal risk that a court or other authority could decide that these steps were not effective to insulate our assets from the AerFi Group's assets or that the AerFi Group's transfer of aircraft to us was improper. As a result, the aircraft and our other assets could become available to repay both AerFi's creditors and our creditors. We could also lose all of our rights in the aircraft and our other assets. In either case, it may be impossible to repay amounts outstanding under the notes.

CERTAIN INCOME TAX RISKS

     IF PAYMENTS OF PRINCIPAL AND INTEREST ON THE NOTES BECOME SUBJECT TO WITHHOLDING TAX, WE WILL NOT MAKE ADDITIONAL PAYMENTS TO YOU.

     We will not make any additional payments to noteholders for any withholding or deduction that is required under applicable law on payments on the notes. If we are required to make a withholding or deduction, whether because of the implementation of the proposed E.U. Savings Directive or for any other reason, we will use reasonable efforts to avoid the application of withholding taxes. If we cannot avoid the withholding taxes, we may redeem the notes. If withholding taxes are imposed on the notes and we do not redeem them, we will reduce the amount of interest that you will receive by the amount of the withholding taxes. We have received opinions from our tax advisors that payments on the notes will not be subject to Jersey or Irish withholding tax. You should be aware, however, that these opinions represent only the best judgment of counsel and are not binding on the applicable tax authorities or the courts. The opinions depend upon certain factual assumptions and the existence of different facts could lead to circumstances not anticipated by counsel.

     Ownership of the notes entails certain risks regarding the application of the tax laws of Ireland, the United States, Jersey and the jurisdictions in which the members of AerCo Group and the lessees are organized, reside or operate. You should refer to "Tax Considerations" for a more detailed discussion of the possible tax consequences of owning the notes.

     OUR OPERATIONS MAY BECOME SUBJECT TO INCOME TAXES, WHICH WOULD REDUCE THE CASH FLOW AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

     Our operations may be subject to the income tax laws of Ireland, the United States, Jersey and other jurisdictions. There is also a risk that the servicer's or standby servicer's future management of the aircraft might expose members of AerCo Group to tax liabilities outside Ireland. If our income is subject to taxation, the cash flows available to make payments on the notes may be reduced.

     IF WE LOSE OUR IRISH TAX BENEFITS, THE RATING AGENCIES MAY DOWNGRADE THE NOTES AND WE MAY BE UNABLE TO MAKE REQUIRED NOTE PAYMENTS.

     Our Irish-resident aircraft owning companies and those we have acquired or will acquire from the AerFi Group as a result of the agreements entered into on July 17, 2000 are entitled to certain corporate tax benefits for Shannon, Ireland certified companies, including a preferential corporate taxation rate of 10% through December 2005. The loss of these tax benefits could lead to a downgrade in the then current ratings on the notes and it could also affect our ability to make the required payments on the notes.

     If, whether because of its acquisition by debis or otherwise, AerFi were liquidated or were to cease to hold its 5% shareholding in AerCo, or if the AerFi Group were to reduce or relocate its operations for any reason such that it failed to maintain, among other things, certain employment levels at Shannon, Ireland, or if a member of the AerFi Group were to resign or be removed as servicer, administrative agent or cash manager of AerCo Group, then our aircraft owning companies and those we will be acquiring from AerFi may become subject to Irish corporate taxation at the general Irish statutory rate. That rate is currently 24%. Irish tax law provides for a reduction of this rate to 20% for 2001, 16% for 2002 and 12.50% for 2003 and subsequent years. AerFi has agreed to use its best efforts to maintain the Shannon corporate tax benefits for the benefit of AerCo Group.

     Upon the scheduled termination of the Irish preferential 10% tax rate on December 31, 2005, AerCo and the other Irish tax-resident members of AerCo Group will become subject to Irish corporate tax on their net trading income, which would include leasing income, at a 12.5% rate as provided for in the Irish Finance Act of 1999. This legislation provides for non-trading income to be taxed at 25%. There can be no assurance that these tax rates will not be changed in the future.

     THE ACTIVITIES OF OUR SERVICE PROVIDERS OR LOSS OF TREATY BENEFITS COULD EXPOSE US TO U.S. FEDERAL INCOME TAXATION, WHICH COULD HARM OUR ABILITY TO MAKE PAYMENTS ON THE NOTES.

     AerCo and its non-U.S. aircraft owning subsidiaries do not expect to have any material U.S. federal income tax liability. However, this conclusion will depend, in part, on:

     - the nature of such companies' income and operations, and

     - in the case of AerCo and its Irish-resident subsidiary companies, qualification for the benefits of the income tax treaty between the United States and Ireland.

     There can be no assurance that the activities of the servicer, the administrative agent and other service providers, including, where applicable, the standby servicer, will not expose AerCo and its non-U.S. aircraft owning subsidiaries to U.S. federal income tax on part or all of their income, which would reduce the cash flow available to make payments on the notes.

     In the event that AerFi is acquired by debis, AerCo and its Irish-resident aircraft owning subsidiaries may no longer qualify for the benefits of the United States-Ireland income tax treaty, and as a result may be subject to United States federal income tax on part or all of their income, which would reduce the cash flow available to make payments on the notes.

ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF AERCO LIMITED

  AerCo

     AerCo Limited is a special purpose limited liability company formed on June 4, 1998 under the laws of Jersey to purchase and own a portfolio of aircraft. It is resident in Ireland for tax purposes and is entitled to certain corporate tax benefits available to Shannon, Ireland certified companies.

     AerCo has an authorized share capital of 10,000 ordinary shares, $1 par value per share, 20 of which are issued and outstanding. Nineteen shares are held by Juris Limited and Lively Limited, each a Jersey limited liability company (together, the "nominees"), for the benefit of the AerCo Holding Trust, a charitable trust established under the laws of Jersey (the "charitable trust"). One share is held by AerFi.

     AerCo's registered and principal office is located at 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands and its telephone number is +44-1534-609000.

  Initial Acquisition

     On July 15, 1998, AerCo purchased all of the outstanding capital stock of ALPS 94-1, another securitization vehicle, from the trustees of a charitable trust ("the ALPS 94-1 Trust") for a nominal amount. This purchase price reflected the very limited economic entitlements of these trustees as shareholders of ALPS 94-1. On July 15, 1998, ALPS 94-1 was the owner of 25 commercial jet aircraft.

     On July 15, 1998, AerCo also purchased all of the capital stock of three wholly-owned newly incorporated subsidiaries of AerFi, AerCo Ireland Limited, AerCo Ireland II Limited and AerCo USA Inc. (together the

"AerFi transferred companies") for a net purchase price equal to $0.3 million. On July 15, 1998, the AerFi transferred companies were the owners of ten commercial jet aircraft.

     On July 15, 1998, AerCo loaned ALPS 94-1 a portion of the net cash proceeds from the issuance of notes (the "old notes") for the purpose of immediately redeeming or repaying ALPS 94-1's existing financial indebtedness and paying fees and other expenses payable by ALPS 94-1 in connection with the refinancing of ALPS 94-1 and the offering.

     On July 15, 1998, AerCo loaned each AerFi transferred company a portion of the net proceeds from the issuance of the old notes to immediately repay its indebtedness to AerFi. All letters of credit, guarantees or similar arrangements securing obligations of any lessee of the transferred aircraft were transferred to, renewed, amended or reissued in the name of, an AerFi transferred company.

     ALPS 94-1 and GECAS, the former servicer to ALPS 94-1 and existing servicer to AerFi, also reached an agreement to terminate the existing ALPS 94-1 servicing agreement, in exchange for a termination fee. ALPS 94-1 agreed, upon termination of the ALPS 94-1 servicing agreement to waive all claims it may have against GECAS, its affiliates and their representatives. ALPS 94-1 also agreed to indemnify GECAS, its affiliates and their representatives for any losses they may have incurred in connection with the termination of the ALPS 94-1 servicing agreement, the offering and the issuance of the old notes and the refinancing of ALPS 94-1.

     The trustees of the ALPS 94-1 Trust made no representations, warranties or indemnities in selling their shares to AerCo. AerFi made customary representations and warranties in the share purchase agreement for the acquisition of the AerFi transferred companies and aircraft, including representations relating to solvency, undisclosed contingent liabilities and insurance. AerFi indemnified AerCo group for breaches of its representations and warranties relating to the AerFi transferred companies and the transferred aircraft. These representations and warranties survive until July 15, 2001. AerCo group's potential recovery under them is limited to approximately $185 million.

     AerCo financed the purchase of the aircraft through the issuance of the old notes. On April 16, 1999, AerCo commenced an exchange offer under which the old notes were exchanged for new notes (the "exchange notes") which were registered with the Securities and Exchange Commission.

     The Additional Refinancing and Aircraft Acquisition

     On July 12, 2000, we made an offering of additional notes in the amount of $960 million to finance our acquisition of 30 additional aircraft as referred to below and to refinance our then existing subclass A-1 notes. On July 17, 2000, we contracted to acquire an additional 30 aircraft (the "additional aircraft") from the AerFi Group with a portion of the proceeds of an offering of additional notes (the "additional notes"). The 30 additional aircraft had an appraised value of $724.1 million at April 30, 2000 and are currently on lease to 20 lessees in 13 countries. We contracted to acquire the 30 additional aircraft and associated leases through the acquisition of aircraft owning and associated conduit leasing subsidiaries of AerFi. A substantial number of the 30 additional aircraft were to be delivered to us after the consummation of the additional notes offering. We deposited the proceeds of this offering allocable to these remaining aircraft into the aircraft purchase account and have been using and will continue to use these funds to purchase the remaining aircraft as they are ready for delivery. Six of the additional aircraft were purchased by AerCo on July 17, 2000. A further eight of the additional aircraft were purchased by AerCo on August 3, 2000. Because the AerFi Group's ability to deliver the remaining aircraft depends on obtaining lessee consents and other matters not within its control, we cannot assure you that the remaining aircraft will be delivered within the specified period. For a description of the risks you could face if any or all of the remaining aircraft are not delivered to us, see "Risk Factors -- Risks Relating to AerCo and Certain Third Parties".

     If an additional aircraft cannot be delivered, we may acquire a substitute aircraft from the AerFi Group if certain conditions are met. Under our purchase agreement with AerFi, our obligation to purchase an additional aircraft is dependent on the AerFi Group being able to deliver the aircraft by July 10, 2001. Any amounts remaining in the aircraft purchase account at that time will be used to make payments on the additional notes and our other obligations according to the priority of payments.

     Although we did not acquire all of the additional aircraft on the closing date, we structured the purchase agreement to provide for net payments from AerFi to AerCo designed to put AerCo in substantially the position it would have been in if all 30 additional aircraft had been delivered on July 17, 2000.

     AerFi made customary representations and warranties in the share purchase agreement for the acquisition of the additional aircraft including representations relating to solvency, undisclosed contingent liabilities and insurance. The AerFi Group indemnified us for breaches of their representations and warranties relating to the aircraft owning companies and aircraft which they would be selling to us. Assuming all 30 additional aircraft are ultimately acquired by us directly or indirectly, the representations and warranties with respect to an aircraft owning company and its related aircraft will survive for 3 years from the date of delivery of that aircraft owning company. Our potential recovery under the representations and warranties is limited to approximately $175.0 million regardless of how many additional aircraft and related aircraft owning companies are ultimately acquired by us.

     Because of the timing uncertainties of obtaining lessee consents that a direct transfer of aircraft from the AerFi Group to AerCo presented, AerFi structured the acquisition of aircraft and associated leases as the sale of the capital stock of wholly-owned, recently incorporated subsidiaries to occur in a series of transactions on or following the closing of the offering. Prior to each acquisition, AerFi pre-positions ownership of the aircraft in the appropriate aircraft owning companies. Each aircraft owning company finances its acquisition of the applicable aircraft with debt payable to the AerFi Group or third-party creditors. We expect that AerCo will purchase all of the outstanding capital stock of the appropriate aircraft owning companies from the AerFi Group and refinance indebtedness of those companies to the AerFi Group or third party creditors for an aggregate amount equal to approximately $706.4 million, calculated as follows:

          (1) the aggregate appraised value at April 30, 2000 of the 30 aircraft to be transferred ($724.1 million);

     less the sum of:

          (2) the amount of cash security deposits held in respect of those aircraft (approximately $7.4 million for all 30 additional aircraft as of June 30, 2000); and

          (3) the amount of the transaction expenses of $10.3 million inclusive of subscription discounts and commissions.

     The cumulative aggregate net purchase price of the capital stock is paid in installments and the related indebtedness is simultaneously repaid as the shares of each aircraft owning company are delivered. All of the transaction expenses were paid on July 17, 2000.

     As aircraft are delivered from the AerFi Group to AerCo, AerCo loans each aircraft owning company a portion of the net proceeds of the offering to repay its indebtedness to the AerFi Group or third party creditors. As the aircraft are delivered from the AerFi Group to AerCo, all letters of credit, guarantees or similar arrangements securing obligations of any lessee of the AerFi Group aircraft are to be transferred to, renewed, amended or reissued in the name of, the relevant aircraft owning company.

     Only six of the 30 additional aircraft were delivered to AerCo as of the closing date because the AerFi Group needed additional time in order to obtain lessee consents, necessary governmental authorizations, revised insurance certificates and meet other requirements in order to transfer such aircraft. A further eight aircraft were purchased by AerCo on August 3, 2000. If, with respect to any of the remaining aircraft, any of the conditions to delivery is not met within the specified period or if AerFi notifies AerCo that it has determined that these conditions will not be met, then a "non-delivery event" will occur with respect to the relevant aircraft unless a substitute aircraft can be delivered within the specified period. In addition, if AerFi defaults on its obligations under the provisions of the purchase agreement described below, then a non-delivery event will occur with respect to all of the remaining aircraft. The net proceeds of the additional notes offering allocable to the purchase price for any remaining aircraft will remain in the aircraft purchase account until such time as the aircraft has been delivered or a non-delivery event has occurred. In addition, the subclass D-2 notes and the subclass E-2 notes allocable to the purchase price of any remaining aircraft will not be issued to AerFi until such time as the aircraft are delivered to AerCo. The amount of cash payable out of the aircraft purchase account to AerFi for each delivered aircraft shall, in the case of the first 15 deliveries, be subject to a discount of up to 10%, reducing to 1% for the fifteenth delivery, and, in the case of all subsequent deliveries, shall be increased by an amount designed to reimburse AerFi for the preceding discounts.

     In consideration of AerCo agreeing to purchase the aircraft owning companies and raising funds in anticipation of delivery of all the remaining aircraft, AerFi pays to AerCo, for each remaining aircraft, an amount equal to gross lease rentals on the remaining aircraft received by AerFi from the closing date. AerCo will pay to AerFi an amount equal to (a) any interest earned on the funds in the aircraft purchase account allocable to the remaining aircraft, which funds would have been transferred to AerFi had the remaining aircraft been delivered to AerCo on the closing date, and (b) an amount equal to interest which would have been payable to AerFi on the relevant principal amount of the subclass D-2 notes and the subclass E-2 notes according to the priority of payments had AerFi been issued such notes on the closing date. Amounts payable by AerFi to AerCo will be paid each month and will be deposited into the collection account in time to be paid to the note holders on each payment date, together with other cash amounts received under leases of aircraft already owned by AerCo Group.

     When AerFi has met the necessary conditions to the transfer of each remaining aircraft, such aircraft will be transferred to AerCo. Until a remaining aircraft has been delivered to AerCo, AerFi will pay, and AerCo will accrue, net expenses relating to the ownership of the relevant aircraft and the related leases which would have been paid by AerCo had the aircraft been delivered on the closing date. These expenses are those relating to the management of the leases (not including payments under the servicing agreement) from the closing date and maintenance expenses not paid under the servicing agreement as of the closing date by the lessees directly or from supplemental rent paid by the lessees for maintenance costs. Upon delivery of each remaining aircraft, AerCo will pay to AerFi an adjusted purchase price which will consist of the purchase price described above allocable to the aircraft, as adjusted for the related lease management and aircraft maintenance expenses incurred by AerFi since the closing date, net of any related aircraft maintenance income received by AerFi since the closing date. In addition, at that time, AerCo will issue to AerFi the subclass D-2 notes and the subclass E-2 notes allocable to the purchase price of the aircraft.

     If a non-delivery event occurs, funds held in the aircraft purchase account allocable to the relevant aircraft will then be transferred to the collection account and will be used to make payments on the notes on the next payment date in accordance with the order of priorities specified in the additional notes themselves.

     The provisions of the purchase agreement described above will not provide AerCo with the same legal and economic benefits of ownership of the remaining aircraft that AerCo would have had if the remaining aircraft had in fact been delivered on the July 17, 2000 closing date.

  Additional Aircraft and Debt Issuances

     We intend to acquire further aircraft assets from various sellers, which may include the AerFi Group, in the future. Such additional aircraft may be serviced by parties other than AerFi. We will finance acquisitions of such aircraft with external funds, including issuing debt securities in up to five classes which will rank equally in right of payment of principal and interest with the corresponding classes of the then outstanding notes. Any acquisition of further aircraft and related issuance of further notes or other debt securities will be subject to various conditions under the indenture, including rating agency confirmation that such acquisition will not result in the lowering or withdrawal by the rating agencies of their current rating of any subclass of notes then outstanding.

B. BUSINESS OVERVIEW

PORTFOLIO INFORMATION

     Assuming that we take delivery of all of the additional aircraft, our total portfolio will comprise 63 aircraft on lease to 38 lessees in 21 countries. Except where we indicate otherwise, the information about our portfolio in this annual report assumes that we have acquired all 30 additional aircraft.

     As of April 30, 2000, the total appraised value of our existing aircraft and the additional aircraft that we expect to acquire (including one aircraft that is valued at scrap value) was $1,541.9 million. As of August 31, 2000, the weighted average remaining contracted lease term of the portfolio (by appraised values as of April 30, 2000 and without giving effect to purchase options or extension options) was 44 months. The longest lease is scheduled to expire in May 2017. Therefore, we will be required to re-lease each of the aircraft one or more times prior to the final maturity date for the notes. See "Risk Factors -- Lease Risks".

  Appraisers' Report

     AerCo Group obtained appraised values of its portfolio of aircraft at April 30, 2000. The values provided by the appraisers represent the base value in respect of 62 of the aircraft and the scrap value in respect of one aircraft, the B747-200B currently on lease to Tower Air (which has filed for Chapter 11 bankruptcy protection).

     The base value is equal to the average of the opinions of the appraisers as to the value of each aircraft at normal utilization rates in an open, unrestricted and stable market at April 30, 2000, adjusted to take account of the reported maintenance standard of the aircraft. The appraisals were not based on physical inspection of the aircraft and do not take into account the value of the leases, maintenance reserves or security deposits. The scrap value is determined by the appraisers based on the assumption that the aircraft will no longer be utilized for flight operation and assumes that the aircraft will ultimately be disassembled to a point where all economically viable assets, including the engines, are sold individually.

     On the basis of the three independent appraisals, the average base value for 32, and scrap value for one, of the 33 existing aircraft was approximately $817.8 million compared with an average base value for all 33 existing aircraft of $849.5 million on February 18, 2000, the date of the last appraisals. The reduction in value represents utilization for the period and the revaluation of the B747-200B from base value to scrap value. The aggregate base and scrap values calculated by each of the three appraisers for the 33 existing aircraft are $833.1 million in the case of BK Associates, Inc., $849.6 million in the case of Aircraft Information Services, Inc. and $770.8 million in the case of Airclaims Limited.

     On the basis of the three independent appraisals, the average base value of the 30 additional aircraft was approximately $724.1 million. The aggregate base values calculated by each of the three appraisers for the 30 additional aircraft are $725.5 million in the case of BK Associates, Inc., $754.8 million in the case of Aircraft Information Services, Inc. and $691.9 million in the case of Airclaims Limited.

     You should not rely on the appraised value as a measure of the realizable value of any aircraft. See "Key Information -- Risk Factors -- Aircraft Risks".

     The following table lists the appraised values of the aircraft at April 30, 2000.

                                                                     APPRAISAL OF
                                                       -----------------------------------------      AVERAGE
                                          DATE OF        AIRCRAFT                                    APPRAISED
                  ENGINE       SERIAL   MANUFACTURE/    INFORMATION    AIRCLAIMS                      VALUE AT
AIRCRAFT TYPE  CONFIGURATION   NUMBER    CONVERSION      SERVICES       LIMITED    BK ASSOCIATES   APRIL 30, 2000
-------------  -------------   ------   ------------   -------------   ---------   -------------   --------------
                                                                                                    (U.S.$'000S)
A300B4-200     CF6-50C2          240       May-83            9,260         9,160        14,500          10,973
A320-200       V2500-A1    *+    354       Oct-92           27,940        30,800        31,200          29,980
A320-200       V2500-A1    *+    411       Mar-93           29,310        31,090        31,450          30,617
A320-200       V2527-A5    *     934       Jan-99           42,480        38,480        40,300          40,420
A320-200       CFM56-5A1          85       Feb-90           26,080        24,720        23,750          24,850
A320-200       CFM56-5A3         299       Apr-92           28,210        29,340        28,800          28,783
A320-200       V2500-A1          362       Nov-92           26,990        28,890        29,900          28,593
A320-200       CFM56-5A3         391       Feb-93           30,330        28,960        30,400          29,897
A320-200       CFM56-5A1         403       Dec-93           29,520        29,840        29,600          29,653
A321-200       V2533-A5    *    1207       Apr-00           56,450        48,860        51,000          52,103
B737-300       CFM56-3B1   *+  23345       Jul-85           17,170        13,220        13,200          14,530
B737-300       CFM56-3C1   *   24834       Jun-90           22,790        21,200        22,050          22,013
B737-300       CFM56-3C1   *+  24856       Aug-90           22,830        20,580        22,550          21,987
B737-300       CFM56-3B2   *+  25041       Mar-91           23,550        22,710        23,450          23,237
B737-300       CFM56-3C1   *   25604       Jan-93           23,790        20,760        24,550          23,033
B737-300       CFM56-3B2   *+  26440       Mar-92           23,340        22,560        24,550          23,483
B737-300       CFM56-3B1       24465       Aug-89           20,660        18,140        20,200          19,667
B737-300       CFM56-3B1       24677       Mar-90           21,710        19,280        20,950          20,647
B737-300       CFM56-3C1       24908       Mar-91           23,940        21,520        23,900          23,120
B737-300       CFM56-3C1       24909       Apr-91           22,790        21,990        22,800          22,527
B737-300       CFM56-3C1       26068       Jun-92           25,190        20,960        25,350          23,833
B737-300       CFM56-3B2   *+  26442       May-92           23,840        22,100        23,250          23,063
B737-300QC     CFM56-3B2   *   24021       Nov-88           22,090        22,270        20,550          21,637
B737-400       CFM56-3C1   *   24270       May-89           24,100        22,090        21,450          22,547
B737-400       CFM56-3C1   *   24271       Jun-89           24,210        22,500        22,250          22,987
B737-400       CFM56-3C1   *+  24901       May-90           25,190        24,750        23,850          24,597
B737-400       CFM56-3C1   *+  25594       May-92           27,360        25,710        26,800          26,623
B737-400       CFM56-3C1   *+  27074       Apr-92           27,110        26,940        26,550          26,867
B737-400       CFM56-3C1       23868       Oct-88           22,550        19,350        20,250          20,717
B737-400       CFM56-3C1       23979       Jan-89           23,580        21,330        19,850          21,587
B737-400       CFM56-3C1       24685       May-90           25,060        23,930        24,500          24,497
B737-400       CFM56-3C1       24904       Feb-91           25,860        25,010        23,900          24,923
B737-400       CFM56-3C1       25764       Jun-92           25,600        22,500        25,800          24,633
B737-400       CFM56-3C1       25765       Jul-92           26,260        22,680        26,100          25,013
B737-400       CFM56-3C1       26066       Jun-92           25,720        24,380        25,500          25,200
B737-500       CFM56-3C1   *+  24651       Apr-90           19,390        19,590        17,450          18,810
B737-500       CFM56-3C1   *   25768       May-95           24,020        21,880        21,400          22,433
B737-500       CFM56-3C1   *+  25789       Feb-92           21,060        20,880        19,600          20,513
B737-500       CFM56-3C1   *   27153       Aug-93           21,120        20,760        19,500          20,460
B737-500       CFM56-3C1   *   27155       Mar-93           21,140        20,490        18,200          19,943
B737-500       CFM56-3C1       26067       Jun-92           21,270        22,330        19,150          20,917
B747-200B      JT9D-7Q         22496       Oct-81            8,284         6,937        10,000           8,407
B757-200       PW2037      *   28486       May-99           55,600        46,210        52,150          51,320
B757-200       RB211-535E4     26152       Aug-92           40,430        33,920        40,500          38,283
B757-200       RB211-535E4     26153       Aug-92           42,180        35,240        41,100          39,507
B757-200       RB211-535E4     26158       Feb-93           43,700        37,110        41,650          40,820
B767-300ER     PW4060          24947       Mar-91           59,600        53,860        58,350          57,270
B767-300ER     PW4060          24999       Feb-91           60,180        53,920        56,200          56,767
DC8-71F        CFM56-2C1       46040       Mar-91           14,380        16,000        12,250          14,210
DC8-71F        CFM56-2C1       46064       Mar-92           15,080        13,590        13,430          14,033
F100           TAY650-15   *+  11320       Apr-91           13,350        12,000        13,000          12,783
F100           TAY650-15   *+  11322       Jun-91           13,480        11,490        13,050          12,673
F100           TAY650-15       11341       Aug-91           14,280        11,820        13,550          13,217
F100           TAY650-15       11350       Apr-92           13,130        11,650        14,750          13,177
F100           TAY650-15       11351       Sep-91           14,280        11,390        13,650          13,107
MD-82          JT8D-217C   *   49570       Feb-88           19,180        14,610        17,750          17,180
MD-82          JT8D-219    *   49905       Oct-90           20,140        15,960        20,350          18,817
MD-82          JT8D-219    *   49931       Aug-90           20,230        16,230        20,400          18,953
MD-82          JT8D-219    *   49932       Sep-90           20,280        16,540        21,200          19,340
MD-82          JT8D-219    *   53245       Apr-92           22,230        18,680        22,400          21,103
MD-83          JT8D-219        49627       Apr-89           20,460        16,730        19,500          18,897
MD-83          JT8D-219        49790       Oct-89           20,810        16,830        20,050          19,230
MD-83          JT8D-219        49952       Dec-91           22,180        17,450        22,950          20,860
                                                         ---------     ---------     ---------       ---------
                                                         1,604,324     1,462,697     1,558,580       1,541,867
                                                         =========     =========     =========       =========

---------------
* Indicates an additional aircraft

+ Indicates an additional aircraft that has been acquired by AerCo as of September 29, 2000

THE AIRCRAFT

     All of the existing aircraft and the additional aircraft expected to be acquired hold, or are capable of holding, a noise certificate issued under Chapter 3 of Volume 1, Part II of Annex 16 of the Chicago Convention or have been shown to comply with the Stage 3 noise levels set out in Section 36.5 of Appendix C of Part 36 of the United States Federal Aviation Regulations.

     The following table lists the aircraft by type and number as of August 31, 2000 and the percentage of appraised value of each aircraft at April 30, 2000.

                    TYPE OF     NUMBER OF      BODY      ENGINE   % OF PORTFOLIO BY
MANUFACTURER       AIRCRAFT     AIRCRAFT       TYPE      STAGE     APPRAISED VALUE
------------      -----------   ---------   ----------   ------   -----------------
Airbus (19.85%)   A300-B4-200       1       Widebody       3             0.71%
                  A320-200          8       Narrowbody     3            15.75%
                  A321-200          1       Narrowbody     3             3.38%
Boeing (75.94%)   B737-300         12       Narrowbody     3            16.94%
                  B737-300QC        1       Narrowbody     3             1.40%
                  B737-400         12       Narrowbody     3            18.82%
                  B737-500          6       Narrowbody     3             7.98%
                  B747-200B         1       Widebody       3             0.55%
                  B757-200          4       Narrowbody     3            11.02%
                  B767-300ER        2       Widebody       3             7.40%
                  MD-82             5       Narrowbody     3             6.19%
                  MD-83             3       Narrowbody     3             3.83%
                  DC8-71F           2       Freighter      3             1.83%
Fokker (4.21%)    F100              5       Narrowbody     3             4.21%
                                   --                                  ------
                                   63                                  100.00%
                                   ==                                  ======

     The following table sets forth the exposure of our existing and future portfolio by lessee at August 31, 2000 by reference to the appraised value at April 30, 2000.

                                                                                                 % OF
                                                 NUMBER OF              NUMBER OF             AIRCRAFT BY
LESSEE(1)                                    EXISTING AIRCRAFT    ADDITIONAL AIRCRAFT(2)    APPRAISED VALUE
---------                                    -----------------    ----------------------    ---------------
British Midland Airways Limited............          1                       2                    7.34%
Spanair S.A. ..............................          3                       1                    7.27%
Air Canada.................................          2                                            5.64%
Asiana Airlines Inc. ......................          2                       1                    4.67%
Frontier Airlines Inc. ....................                                  3                    4.44%
TAM-Transportes Aereos Regionais S.A. .....          3                       2                    4.21%
JMC Airlines...............................                                  2                    3.93%
Airtours International Airways Limited.....          2                                            3.72%
Blue Panorama Airlines SpA.................                                  2                    3.34%
Trans World Airlines Inc. (TWA)............                                  1                    3.33%
THY Turkish Airlines.......................          2                                            3.25%
China Southern Airlines Company Limited....          1                       1                    3.04%
Pegasus Hava Tasimaciligi A.S. ............          2                                            2.99%
Virgin Express S.A. .......................                                  2                    2.95%
Air 2000 Limited...........................          1                                            2.65%
Xiamen Airlines Limited....................                                  2                    2.62%
Philippine Airlines Inc. ..................          2                                            2.61%
Finnair Oyj................................                                  2                    2.59%
China Xinjiang Airlines....................          1                                            2.56%
Avianca....................................          1                                            2.48%
Reno Air Inc. .............................                                  2                    2.48%
Monarch Airlines Limited...................          1                                            1.94%
LOT Polish Airlines S.A. ..................                                  1                    1.73%
Air Europe SpA.............................          1                                            1.61%
Virgin Express Ireland Limited.............                                  1                    1.51%
Gunes Ekspres Havacilik A.S. (Sun
  Express).................................          1                                            1.50%
Malev Hungarian Airlines...................          1                                            1.46%
VARIG......................................                                  1                    1.43%
Societe d'Exploitation Aeropostale.........                                  1                    1.40%
Far Eastern Air Transport Corporation
  (F.E.A.T.)...............................          1                                            1.35%
Nordeste Linhas Aereas Regionais S.A. .....          1                                            1.36%
British Airways Plc........................                                  1                    1.33%
Braathens ASA S.A.F.E. ....................                                  1                    1.22%
Delta Air Lines............................                                  1                    0.94%
Aircraft International Leasing Limited
  (A.I.L.L.)...............................          1                                            0.92%
BAX Global Inc. ...........................          1                                            0.91%
Indian Airlines Limited....................          1                                            0.71%
Tower Air..................................          1                                            0.55%
                                                    --                      --                  ------
                                                    33                      30                  100.00%
                                                    ==                      ==                  ======

---------------
(1) Total number of existing lessees = 23
    Total number of expected additional lessees = 15

(2) As of September 29, 2000, 14 of the additional aircraft had been purchased by AerCo.

     The following table lists the aircraft by country at August 31, 2000 according to the number of aircraft and the percentage of the appraised value at April 30, 2000.

                                                                                                 % OF
                                                 NUMBER OF              NUMBER OF             AIRCRAFT BY
COUNTRY(1)                                   EXISTING AIRCRAFT    ADDITIONAL AIRCRAFT(2)    APPRAISED VALUE
----------                                   -----------------    ----------------------    ---------------
United Kingdom.............................          5                       5                   20.91%
United States..............................          2                       7                   12.65%
China......................................          2                       3                    8.22%
Turkey.....................................          5                      --                    7.74%
Spain......................................          3                       1                    7.27%
Brazil.....................................          4                       3                    7.00%
Canada.....................................          2                      --                    5.64%
Italy......................................          1                       2                    4.95%
South Korea................................          2                       1                    4.67%
Belgium....................................  --.......                       2                    2.95%
Philippines................................          2                      --                    2.61%
Finland....................................         --                       2                    2.59%
Colombia...................................          1                      --                    2.48%
Poland.....................................         --                       1                    1.73%
Ireland....................................         --                       1                    1.51%
Hungary....................................          1                      --                    1.46%
France.....................................         --                       1                    1.40%
Taiwan.....................................          1                      --                    1.35%
Norway.....................................         --                       1                    1.22%
Chile......................................          1                      --                    0.92%
India......................................          1                      --                    0.71%
                                                    --                      --                  ------
                                                    33                      30                  100.00%
                                                    ==                      ==                  ======

---------------
(1) Total number of countries = 21

(2) As of September 29, 2000, 14 of the additional aircraft had been acquired by AerCo.

     The following table lists the aircraft by region at August 31, 2000 according to the number of aircraft and to the percentage of the appraised value at April 30, 2000.

                                                                                                 % OF
                                                 NUMBER OF              NUMBER OF             AIRCRAFT BY
REGION                                       EXISTING AIRCRAFT    ADDITIONAL AIRCRAFT(1)    APPRAISED VALUE
------                                       -----------------    ----------------------    ---------------
Developed Markets
  Europe...................................          9                      15                   42.80%
  North America............................          4                       7                   18.29%
Emerging
  Asia.....................................          8                       4                   17.58%
  Europe and the Middle East...............          6                       1                   10.93%
  Latin America............................          6                       3                   10.40%
                                                    --                      --                  ------
                                                    33                      30                  100.00%
                                                    ==                      ==                  ======

---------------
(1) As of September 29, 2000, 14 of the additional aircraft had been acquired by AerCo.

     The following table lists the aircraft by year of aircraft manufacture or conversion to freighter at August 31, 2000 according to the number of aircraft and to the percentage of the appraised value at April 30, 2000.

                                                 NUMBER OF                                   % OF
                                                 EXISTING           NUMBER OF             AIRCRAFT BY
YEAR OF MANUFACTURE OR CONVERSION                AIRCRAFT     ADDITIONAL AIRCRAFT(1)    APPRAISED VALUE
---------------------------------                ---------    ----------------------    ---------------
1981...........................................      1                  --                    0.55%
1983...........................................      1                  --                    0.71%
1985...........................................     --                   1                    0.94%
1988...........................................      1                   2                    3.86%
1989...........................................      4                   2                    8.10%
1990...........................................      3                   7                   13.91%
1991...........................................      9                   3                   19.11%
1992...........................................     11                   7                   29.42%
1993...........................................      3                   4                   12.62%
1995...........................................     --                   1                    1.45%
1999...........................................     --                   2                    5.95%
2000...........................................     --                   1                    3.38%
                                                    --                  --                  ------
                                                    33                  30                  100.00%
                                                    ==                  ==                  ======

---------------
(1) As of September 29, 2000, 14 of the additional aircraft had been acquired by AerCo.

     The following table lists the aircraft by seat category at August 31, 2000 calculated by reference to the number of aircraft and to the percentage of the appraised value at April 30, 2000.

                                                      NUMBER OF                                   % OF
                                                      EXISTING           NUMBER OF             AIRCRAFT BY
SEAT CATEGORY   AIRCRAFT TYPE                         AIRCRAFT     ADDITIONAL AIRCRAFT(1)    APPRAISED VALUE
-------------   -------------                         ---------    ----------------------    ---------------
91-120          B737-500, F-100.....................      4                   7                   12.19%
121-170         A320-200, B737-300, B737-300QC,
                B737-400, MD82, MD83................     20                  21                   62.92%
171-240         A321-200, B757-200..................      3                   2                   14.40%
241-350         A300-B4-200, B767-300ER.............      3                  --                    8.11%
350+            B747-200B...........................      1                  --                    0.55%
Freighter       DC8-71F.............................      2                  --                    1.83%
                                                         --                  --                  ------
                                                         33                  30                  100.00%
                                                         ==                  ==                  ======

---------------
(1) As of September 29, 2000, 14 of the additional aircraft had been acquired by AerCo.

DISTRIBUTION OF REVENUES BY GEOGRAPHIC AREA

     The following table indicates the distribution of AerCo's revenues by geographic area for fiscal periods indicated:

                                                                                       AERCO
                                                                    AERCO           PERIOD FROM
                                                                  YEAR ENDED      JULY 15, 1998 TO
                                                                MARCH 31, 2000     MARCH 31, 1999
                                                               ----------------   ----------------
                                                               U.S.$'000    %     U.S.$'000    %
                                                               ---------   ----   ---------   ----
Europe......................................................     52,956    48.5    40,456     48.8
North America...............................................      9,186     8.4     7,009      8.5
South/Central America.......................................     21,366    19.6    14,318     17.3
Asia/Pacific................................................     25,638    23.5    21,043     25.4
                                                                -------    ----    ------     ----
                                                                109,146     100    82,826      100
                                                                =======    ====    ======     ====

     All revenues are derived from aircraft leasing.

     In the year ended March 31, 2000, 17% and 11% of AerCo's lease revenues was derived from the United Kingdom and Spain respectively. No other country accounted for greater than 10% of AerCo's lease revenues.

     In the period from July 15, 1998 to March 31, 1999, 18% and 10% of AerCo's lease revenues was derived from the United Kingdom and Spain respectively. No other country accounted for greater than 10% of AerCo's lease revenues.

COMBINED AERCO PORTFOLIO ANALYSIS(1)

                                                                                                           DATE OF
                                                                   AIRCRAFT        ENGINE       SERIAL   MANUFACTURE/
REGION                 COUNTRY            LESSEE                     TYPE       CONFIGURATION   NUMBER    CONVERSION
------                 -------            ------                  -----------   -------------   ------   ------------

Europe...............  *Belgium           Virgin Express          B737-400      CFM56-3C1       24270       May-89
(Developed)            *Belgium           Virgin Express          B737-400      CFM56-3C1       24271       Jun-89
                       *Finland           Finnair                 MD-82         JT8D-219        49905       Oct-90
                       *Finland           Finnair                 MD-82         JT8D-219        53245       Apr-92
                       *France            Aeropostale             B737-300QC    CFM56-3B2       24021       Nov-88
                       +*Ireland          Virgin Express Ireland  B737-300      CFM56-3B2       25041       Mar-91
                       Italy              AirEurope               A320-200      CFM56-5A1          85       Feb-90
                       +*Italy            Blue Panorama           B737-400      CFM56-3C1       24901       May-90
                       +*Italy            Blue Panorama           B737-400      CFM56-3C1       27074       Apr-92
                       +*Norway           Braathens SAFE          B737-500      CFM56-3C1       24651       Apr-90
                       Spain              Spanair                 B767-300ER    PW4060          24999       Feb-91
                       Spain              Spanair                 MD83          JT8D-219        49627       Apr-89
                       Spain              Spanair                 MD83          JT8D-219        49790       Oct-89
                       *Spain             Spanair                 MD-82         JT8D-217C       49570       Feb-88
                       United Kingdom     Air 2000                B757-200      RB211-535E4     26158       Feb-93
                       United Kingdom     Airtours                A320-200      CFM56-5A3         299       Apr-92
                       United Kingdom     Airtours                A320-200      V2500-A1          362       Nov-92
                       +*United Kingdom   British Airways         B737-500      CFM56-3C1       25789       Feb-92
                       United Kingdom     British Midland         B737-400      CFM56-3C1       23868       Oct-88
                       *United Kingdom    British Midland         A320-200      V2527-A5          934       Jan-99
                       *United Kingdom    British Midland         A321-200      V2533-A5         1207       Apr-00
                       +*United Kingdom   JMC Airlines            A320-200      V2500-A1          354       Oct-92
                       +*United Kingdom   JMC Airlines            A320-200      V2500-A1          411       Mar-93
                       United Kingdom     Monarch                 A320-200      CFM56-5A3         391       Feb-93
North America........  Canada             Air Canada              A320-200      CFM56-5A1         403       Dec-93
(Developed)            Canada             Air Canada              B767-300ER    PW4060          24947       Mar-91
                       United States      BAX Global              DC8-71F       CFM56-2C1       46064       Mar-92
                       +*United States    Delta                   B737-300      CFM56-3B1       23345       Jul-85
                       +*United States    Frontier                B737-300      CFM56-3C1       24856       Aug-90
                       +*United States    Frontier                B737-300      CFM56-3B2       26440       Mar-92
                       +*United States    Frontier                B737-300      CFM56-3B2       26442       May-92
                       *United States     Reno Air(3)             MD-82         JT8D-219        49931       Aug-90
                       *United States     Reno Air(3)             MD-82         JT8D-219        49932       Sep-90
                       *United States     TWA                     B757-200      PW2037          28486       May-99
                       United States      Tower Air(4)            B747-200B     JT9D-7Q         22496       Oct-81
Europe...............  Hungary            Malev                   B737-300      CFM56-3C1       24909       Apr-91
(Emerging)             +*Poland           LOT                     B737-400      CFM56-3C1       25594       May-92
                       Turkey             Pegasus                 B737-400      CFM56-3C1       23979       Jan-89
                       Turkey             Pegasus                 B737-400      CFM56-3C1       24685       May-90
                       Turkey             Sun Express             B737-300      CFM56-3C1       24908       Mar-91
                       Turkey             THY                     B737-400      CFM56-3C1       24904       Feb-91
                       Turkey             THY                     B737-400      CFM56-3C1       26066       Jun-92
Asia.................  China              China Xinjiang          B757-200      RB211-535E4     26153       Aug-92
(Emerging)             China              China Southern          B737-300      CFM56-3C1       26068       Jun-92
                       *China             China Southern          B737-300      CFM56-3C1       25604       Jan-93
                       *China             Xiamen Airlines         B737-500      CFM56-3C1       27153       Aug-93
                       *China             Xiamen Airlines         B737-500      CFM56-3C1       27155       Mar-93
                       India              Indian Airlines         A300-B4-200   CF6-50C2          240       May-83
                       Philippines        PAL                     B737-300      CFM56-3B1       24465       Aug-89
                       Philippines        PAL                     B737-300      CFM56-3B1       24677       Mar-90
                       South Korea        Asiana Airlines         B737-400      CFM56-3C1       25764       Jun-92
                       South Korea        Asiana Airlines         B737-400      CFM56-3C1       25765       Jul-92
                       *South Korea       Asiana Airlines         B737-500      CFM56-3C1       25768       May-95
                       Taiwan             FEAT                    MD83          JT8D-219        49952       Dec-91
Latin America........  Brazil             Nordeste                B737-500      CFM56-3C1       26067       Jun-92
(Emerging)             Brazil             TAM                     F100          TAY650-15       11341       Aug-91
                       Brazil             TAM                     F100          TAY650-15       11350       Apr-92
                       Brazil             TAM                     F100          TAY650-15       11351       Sep-91
                       +*Brazil           TAM                     F100          TAY650-15       11320       Apr-91
                       +*Brazil           TAM                     F100          TAY650-15       11322       Jun-91
                       *Brazil            Varig                   B737-300      CFM56-3C1       24834       Jun-90
                       Chile              A.I.L.L.(2)             DC8-71F       CFM56-2C1       46040       Mar-91
                       Columbia           Avianca                 B757-200      RB211-535E4     26152       Aug-92

                         APPRAISED
                          VALUE AT
REGION                 APRIL 30, 2000
------                 --------------
                        (U.S.$'000S)
Europe...............       22,547
(Developed)                 22,987
                            18,817
                            21,103
                            21,637
                            23,237
                            24,850
                            24,597
                            26,867
                            18,810
                            56,767
                            18,897
                            19,230
                            17,180
                            40,820
                            28,783
                            28,593
                            20,513
                            20,717
                            40,420
                            52,103
                            29,980
                            30,617
                            29,897
North America........       29,653
(Developed)                 57,270
                            14,033
                            14,530
                            21,987
                            23,483
                            23,063
                            18,953
                            19,340
                            51,320
                             8,407
Europe...............       22,527
(Emerging)                  26,623
                            21,587
                            24,497
                            23,120
                            24,923
                            25,200
Asia.................       39,507
(Emerging)                  23,833
                            23,033
                            20,460
                            19,943
                            10,973
                            19,667
                            20,647
                            24,633
                            25,013
                            22,433
                            20,860
Latin America........       20,917
(Emerging)                  13,217
                            13,177
                            13,107
                            12,783
                            12,673
                            22,013
                            14,210
                            38,283
                         ---------
                         1,541,867
                         =========

---------------

(1) As of September 29, 2000, 14 of the additional aircraft had been acquired by AerCo. AerCo Group will not own the remaining 16 additional aircraft until all the aircraft owning companies have been acquired, which will only happen after the transfer conditions have been met.

(2) A.I.L.L. is an indirect 100% subsidiary of Lan Chile.

(3) Reno Air is a 100% subsidiary of American Airlines.

(4) Tower Air has filed for Chapter 11 bankruptcy protection. AerCo has petitioned the relevant U.S. bankruptcy court to terminate the lease to Tower Air.

 *  Indicates an additional aircraft.

 + Indicates an additional aircraft that has been acquired by AerCo as of September 29, 2000.

THE LEASES

  General

     All leases will be managed by AerFi under the servicing agreement.

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

     The lessees must make payments to the lessor without set-off or counterclaim, and must gross-up payments under the lease where payments are subject to certain withholding and other taxes. However, in certain cases, such payments will be limited to the amount that would have been payable if the lease had never been transferred from the AerFi Group to AerCo. The leases generally contain indemnification of the lessor for certain taxation liabilities and taxation of indemnity payments. Indemnification for taxation liabilities typically includes value added and stamp duty taxes, but excludes income taxes or their equivalent. The lessees must also pay default interest on any overdue amounts.

     The lessees are liable through various operational indemnities for operating expenses accrued or payable during the term of the lease. These expenses include maintenance, operating, overhaul, airport and navigation charges, certain taxes, licenses, consents and approvals, aircraft registration and hull and liability insurance premiums. The lessees must remove liens on the aircraft other than liens permitted under the leases.

     Under 53 of the leases, the lessee has provided security for its obligations. The lessee has provided cash security deposits in the case of 35 leases, or 56.16% of the leases by appraised value at April 30, 2000.

     The lessee has provided letters of credit in the case of 28 leases representing 43.49% of the leases by appraised value at April 30, 2000. The lessee provided a combination of cash security deposits and letters of credit in the case of eight leases or 12.77% of the leases by appraised value at April 30, 2000.

     Under 15 of the leases, the lessor received general guarantees from third parties for the lessee's payment obligations under the lease. In some cases, the lessor also received guarantees of the lessee's performance obligations under the lease. In the case of 12 of the leases, these guarantees were issued by the lessee's shareholder or affiliate. In the case of the leases to Xiamen Airlines and China Xinjiang, a guarantee for each lessee's payment obligations was issued by the Bank of China. In each case, the guarantee was subject to a stipulated maximum amount.

  Rentals

     Rentals under 55 of the leases, 86.35% of the leases by appraised value at April 30, 2000, are payable monthly in advance. Rentals under six of the leases, 8.99% of the leases by appraised value at April 30, 2000, are payable quarterly or semi-annually in advance. Rentals under the remaining two leases are payable monthly in arrears.

     Rental payments on the leases are calculated either on a fixed or floating rate basis. The rental payment of a lease that is calculated on a floating rate basis generally has a rental floor that is payable even if LIBOR is 0% per annum plus an amount which varies with LIBOR or varies itself. The rental floor varies from lease to lease. Lessees increasingly wish to negotiate fixed rate leases.

     The rentals under one lease, a B767-300ER aircraft, are determined on the basis of a charge per flight hour for every hour that the aircraft is flown by the lessee, Air Canada. There is no minimum monthly rental under this lease and there can be no certainty that this aircraft will generate any lease revenue during the course of the Air Canada lease which expires in November 2000. In addition, the maximum monthly rental which Air Canada may be obliged to pay is approximately two-thirds of the monthly rental received from the previous lessee. These lease terms are generally reflective of the market at present for B767-300ER aircraft.

  Operation of the Aircraft

     The lessees must operate the aircraft in compliance with all applicable laws and regulations. Generally, the aircraft must remain in the possession of the lessees, and the lessor must approve any subleases of the aircraft. In some cases, the lessees may enter into charter or "wet lease" arrangements with the aircraft, as long as the lessees do not relinquish possession or operational control of the aircraft. A wet lease is a lease with crew and services provided by the lessor.

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

     If the leases do not provide for maintenance reserve payments, the lessor must rely on the lessee's credit and its ability to perform scheduled maintenance throughout the lease term, return the aircraft in the condition required by the lease, or make any payments required upon termination of the lease.

     Because many of our aircraft are approximately the same age and have similar usage patterns, a large portion of the portfolio came due for major airframe and engine overhauls in the period from July 1998 to July 2000. This trend is expected to reverse over the three year period from July 2000 to March 2003. However, due to the size and uncertainty of the incidence of maintenance expenditures, the level of maintenance receipts, the timing of overhauls and the level of maintenance already done by the lessee, completing such maintenance overhauls could significantly impact the cashflows of AerCo in any note payment period.

  Lessees' Options

     Purchase options for four of the aircraft or 7.84% of the aircraft by appraised value at April 30, 2000 have been granted to lessees under the lease or a separate purchase option agreement.

     All of the purchase options are currently exercisable. The duration of some purchase options depends on whether the lessee exercises a separate option to extend the lease. There is a risk that the option purchase prices may be less than the proportional portion of the unpaid principal of the notes allocable to the aircraft being purchased.

     Twenty-one of the leases or 34.50% of the leases by appraised value at April 30, 2000 include options for the lessee to extend the lease term. The rent payable during the extension period varies from lease to lease. Two of the leases or 3.56% of the leases by appraised value at April 30, 2000, contain provisions allowing early termination of the lease.

COMPLIANCE WITH GOVERNMENTAL AND TECHNICAL REGULATION

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

     Other governmental regulations may apply to the aircraft, including requirements relating to noise and emissions levels. Such regulations may be imposed not only by the jurisdictions in which the aircraft are registered, but also in jurisdictions where the aircraft operate. Chapters 2 and 3 of the Chicago Convention establish two progressively restrictive noise level standards that correspond to the requirements for Stage 2 and Stage 3 aircraft. A number of jurisdictions have adopted, or are in the process of adopting, noise regulations which will require all aircraft to comply with the most restrictive of these standards. Such regulations restrict the future operation of aircraft that are not Stage 3 aircraft and are expected imminently to prohibit the operation of such aircraft in the relevant jurisdictions. In the United States such a prohibition went into effect at the end of 1999. Since AerCo Group has the ability to acquire Stage 2 aircraft, these regulations may affect AerCo adversely. In addition, local municipalities may have more stringent noise regulations than those applicable to Stage 3 aircraft.

     Volume 2 of Annex 16 of the Chicago Convention also contains standards and recommendations regarding limitations on vented fuel and smoke and gaseous emissions for aircraft. While a number of countries have adopted regulations implementing these recommendations, such regulations generally have been prospective in nature, requiring only that newly manufactured engines meet particular standards after a particular date. To the extent that these regulations require modifications to the engines owned by AerCo Group, they would be treated similarly to ADs under the leases.

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

     The U.S. Federal Aviation Administration has recently announced an AD that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. Following acquisition of the additional aircraft, we will have eight MD-80 series aircraft representing 10.00% of our portfolio by appraised value at April 30, 2000. It is currently not clear whether or to what extent manufacturers, owners or lessees will be responsible for the costs necessary to bring these aircraft in compliance with such new standards. AerCo could incur significant costs in ensuring its eight MD-80 series aircraft comply with these standards, which could impact adversely on AerCo's results of operations.

     The U.S. Federal Aviation Administration is expected to issue an AD by the end of 2001 mandating the modification of Boeing 737 aircraft when the aircraft has completed 50,000 cycles. The estimated labour cost to implement such modifications for each aircraft is approximately $230,000 per aircraft. Following acquisition of the additional aircraft, we will have 31 Boeing 737 aircraft in our portfolio, representing 45% of the portfolio by appraisal value at April 30, 2000. Based on the current cycles completed to date by our Boeing 737 aircraft, our Boeing 737 aircraft are not likely to require these modifications prior to 2008. However, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with these standards, which could impact adversely on AerCo's results of operations

     The U.S. Federal Aviation Administration is also expected to issue an AD within twelve months mandating a re-design of the rudder systems of Boeing 737 aircraft. The average cost per aircraft of such modifications is expected to be approximately $50,000. Following acquisition of the additional aircraft, we will have 31 Boeing 737 aircraft in our portfolio, representing 45% of the portfolio by appraised value at April 30, 2000. Depending on the time period within which such modifications are required to be made, the costs may be the responsibility of existing lessees. However, if the costs are not the responsibility of some or all existing lessees, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with such modifications, which could impact adversely on AerCo's results of operations.

INDEMNIFICATION AND INSURANCE OF THE AIRCRAFT

  General

     The lessees will bear responsibility through an operational indemnity to carry insurance for any liabilities arising out of the operation of the aircraft. The indemnity includes liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft. In addition, the lessees are required to carry further liability insurance that is customary in the air transportation industry. The servicer monitors the lessee's compliance with the insurance provisions of the leases. AerCo also has its own contingent liability coverage. This will cover a liability that is in excess of the coverage provided by a lessee's policy and where a lessee's policy lapses. AerCo's contingent third party liability insurance will cover all of the aircraft, and its contingent hull and war risk insurance covers certain of the aircraft. The amount of the contingent liability policies may not be the same as required under the lease. The amount of third party contingent liability insurance is subject to certain limitations imposed by the air transportation insurance industry.

     All insurance certificates contain a breach of warranty endorsement so that an additional insured party remains protected even if the lessee violates any of the terms, conditions or warranties of the insurance policies, provided that the additional insured party has not caused, contributed to or knowingly condoned the breach.

  Liability Insurance

     The lessees are required to have third party liability insurance for a combined single limit in minimum amounts ranging between $350.0 million and $850.0 million, depending on aircraft type, for each aircraft. In general, liability coverage on each aircraft includes third party legal liability, property damage legal liability, passenger legal liability, baggage legal liability, cargo legal liability, mail and aviation general third party legal liability.

     In some jurisdictions, liabilities for risks that the lessees insure may attach to AerCo Group as owner of the aircraft regardless of whether AerCo Group is in any way responsible for the loss for which liability is asserted. In addition, claimants may assert claims against AerCo Group on the basis of alleged responsibility for a loss, even if the claim is not sustained. Under the leases, the lessees are obligated to indemnify the lessor against claims. Covered claims include the costs of defending claims by third parties against them for liabilities while the aircraft are owned by AerCo Group and under lease to the lessees.

     The indemnified losses include both operating costs relating to the actual operation of the aircraft as well as losses to persons and property resulting from the operation of the aircraft. The latter types of losses are generally covered by the lessee's liability insurances.

  Aircraft Property Insurance

     The lessees must carry other types of insurance that are customary in the air transportation industry, including hull, war risk and spares insurance. The value of the hull and war risk insurance is usually stipulated in the lease. Spares insurance is usually on a replacement cost basis. Both types of insurance are subject to customary deductibles. In addition to the stipulated loss value coverage obtained by the lessees, AerCo Group purchases declining "total loss only" coverage with respect to certain aircraft. As of August 31, 2000, the sum of the stipulated loss value and the additional coverage for the aircraft in place for hull and war risk insurance was at least 105% of the appraised value of each aircraft. On average, the sum of such coverages in place for each aircraft was approximately 140% of the appraised value of each aircraft. In many cases, the lessor can increase the insured value above the stipulated loss value consistent with industry practice with the lessee paying any increased premium. Permitted deductibles range from $250,000 to $1,000,000; however, the deductible generally applies only in the case of a partial loss. In the case of a total loss of an aircraft no deductible would be applied against the insurance proceeds received.

     The leases include provisions defining an event of loss or a casualty occurrence so that where a total loss of the airframe occurs, with or without loss of the engines installed on the airframe, the agreed value is payable by the lessee. This payment is generally funded by insurance proceeds. However, the air transportation insurance industry practice is to treat only a loss of greater than 75% of the value of the aircraft, including the engines, as a total loss. If insurance proceeds following a total loss exceed the amount due from the lessee then most leases require the lessor to pay to the lessee the balance of the insurance proceeds received under the hull or war risk policy after deduction of all amounts payable by the lessee to the lessor under the lease.

  Political Risk Repossession Insurance

     Under certain leases, the lessor may arrange separate political risk repossession insurance for its own benefit, covering confiscation, nationalization and requisition of title of any aircraft by the government of the country of registry and denegation and deprivation of legal title and rights. The political risk repossession insurance also covers the failure of the authorities in that country to allow de-registration and export of the aircraft, subject to the conditions of the policies.

THE LESSEES

     As of August 31, 2000, our existing aircraft, together with the aircraft we have contracted to acquire, were leased to 38 lessees in 21 countries throughout the world.

  Regional Concentrations

     Asia Concentration. At August 31, 2000, 17.58% of the aircraft by appraised value at April 30, 2000 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One lessee, Asiana, leased 4.67% of the aircraft by appraised value at April 30, 2000.

     Trading conditions in Asia's civil aviation industry have been adversely affected by the severe economic and financial difficulties experienced recently in the region. The economies of the region have experienced acute difficulties resulting in many business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. One Asian lessee, PAL, which leases 2.61% of the aircraft by appraised value at April 30, 2000 has been adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of PAL's outstanding lease obligations were rescheduled in 1999. Several other airlines in the region rescheduled their aircraft purchase obligations, eliminated certain routes and reduced the number of employees. A continuation of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations.

     Latin American Concentration. At August 31, 2000, 10.40% of the aircraft by appraised value at April 30, 2000 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depends on the level of political stability and economic activity and policies in the region. Developments in other "emerging markets" may also affect the economies of Latin American countries and the entire region.

     Most significantly, in 1999 Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM, representing 4.21% of the aircraft by appraised value at April 30, 2000, operates five of the aircraft in Brazil. Continued weakness in the value of the Brazilian real, as well as any further general deterioration in the Brazilian economy, means that this lessee may be unable to generate sufficient revenues in Brazilian currency to pay the dollar denominated rental payments under the leases. More importantly, financial and economic problems in Brazil could spread throughout Latin America and other "emerging" economies, having a similar effect on many of our other lessees.

     Colombia has recently suffered as a result of the deterioration in the value of the Colombian Peso and the resulting negative impact on the Colombian economy. AerCo Group leases to one Colombian lessee which operates one aircraft, representing 2.48% of the portfolio by appraised value at April 30, 2000. Continued weakness in the value of the Colombian Peso, as well as general deterioration in the Colombian economy, will mean that this lessee may be unable to generate sufficient revenues in the Colombian currency to pay the U.S. dollar denominated rental payments under the lease. See "--Payment History".

     European Concentration. At August 31, 2000, 53.73% of the aircraft by appraised value at April 30, 2000 were leased by operators based in Europe. Lessees of 42.80% of the aircraft are based in "developed" European markets, principally the United Kingdom and Spain. Lessees of the remaining 10.93% of the aircraft were based in "emerging" European markets, principally Turkey. One lessee, Spanair, leased 7.27% of the aircraft by appraised value at April 30, 2000. As of August 31, 2000, 16.73% of the aircraft by appraised value at April 30, 2000 were leased to charter operators in the tourism industry, principally in the United Kingdom.

     The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. A recession or other worsening of economic conditions in any European country may adversely affect the European lessees' ability to meet their financial and other obligations. Most European currencies in which European airlines primarily receive their revenues have fallen in value in the last number of months when measured against the United States dollar adversely affecting the ability of those airlines to meet dollar denominated lease rental and other operating costs. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases.

     At August 31, 2000, 7.74% of the aircraft by appraised value at April 30, 2000 were on lease to Turkish lessees. Turkey was hit by a series of severe earthquakes in 1999 and damage caused by the earthquakes and the consequent fall off in tourist traffic adversely affected the ability of these airlines to operate and meet their financial obligations under the leases. In addition, the fall in value of the Deutsche Mark, the principal currency in which Turkish airlines receive their revenues (when measured against the United States dollar) may affect these airlines' ability to pay dollar denominated costs including lease rentals.

     North American Concentration. At August 31, 2000, 18.29% of the aircraft by appraised value at April 30, 2000 were leased by operators in North America. As in Europe, the commercial aviation industry in North America is highly sensitive to general economic conditions. Since air travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have filed for Chapter 11 bankruptcy protection and several major U.S. airlines have ceased operations.

     Tower Air, the lessee of one Boeing 747-200B aircraft, which represents 0.55% of the aircraft by appraised value at April 30, 2000 has filed for Chapter 11 bankruptcy protection. AerCo has petitioned the relevant U.S. bankruptcy court to terminate the lease. When this aircraft is returned to AerCo, AerCo does not believe that it has any immediate placement opportunities for lease of this aircraft. The opportunities for lease or sale of this aircraft type are currently extremely limited. In addition, the technical costs required to ensure that it is in a suitable condition for releasing will be significant. Accordingly, AerCo is examining all possibilities in respect of this aircraft, including a worst case scenario which would involve realizing the scrap value. As a consequence, this aircraft has been appraised by reference to its scrap value only.

  Payment History

     Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties.

     As of August 31, 2000, amounts outstanding for more than 30 days for rental payments, maintenance reserves and other amounts due under the leases equaled $5.7 million for four lessees who had a total of seven aircraft on lease. The outstanding amounts are net of agreed deferrals or other restructurings, default interest and cash in transit.

     As of August 31, 2000, a Colombian lessee representing 2.48% of the portfolio by appraised value at April 30, 2000 owed $1.9 million, $1.3 million of which was in arrears for more than 30 days. See "--Latin American Concentration". The Servicer is in negotiations with the Colombian lessee under which the Colombian lessee is seeking forbearance. The Servicer has agreed to not exercise its remedies in respect of events of default currently existing under the lease in order to permit the Colombian lessee to have a stable business environment in which to develop, negotiate and commence implementing a long-term business plan. During this period AerCo will receive approximately 61% of amounts due under the lease in cash with the remainder provided by way of secured and unsecured notes issued by the Colombian lessee which have a maturity date of January 31, 2001. The Colombian lessee's other aircraft lessors and major creditors are in the process of agreeing similar forbearance arrangements.

     There can be no guarantee that the Colombian lessee will be successful in preparing a realistic long-term business plan by January 2001 and AerCo will need to consider all alternatives at that stage including, potentially, seeking return of the aircraft.

     As of August 31, 2000, Tower Air, a North American lessee representing 0.55% of the portfolio by appraised value at April 30, 2000, owed $4.6 million, $4.3 million of which was in arrears for more than 30 days. Tower Air has filed for Chapter 11 bankruptcy protection and AerCo has petitioned the relevant US bankruptcy court to terminate the lease.

     PAL, the lessee of two B737-300 aircraft representing 2.61% of the portfolio by appraised value at April 30, 2000, has been adversely affected by the Asian economic crisis such that in 1998 it sought bankruptcy protection. As part of PAL's rehabilitation plan, the servicer has agreed with PAL to a schedule covering the payment of arrearages over the period to December 31, 2003 and the extension of leases. At August 31, 2000, these arrearages amounted to $2.2 million. All amounts have been paid in accordance with the scheduled terms as of August 31, 2000.

     AerCo expects to respond to the needs of lessees in financial difficulty including restructuring the applicable leases or agreeing to rent deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial. You should refer to "Operating and Financial Review and Prospects -- Interest Rate Risk and Management" for additional information on swap breakage costs.

     Certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the leases. Such difficulties are caused by the failure of the lessee to have in place a well established maintenance program, adverse climate and other environmental conditions in the locations where the aircraft are operated or financial and labor difficulties experienced by the relevant lessee.

  Downtime

     There can be no assurance that AerCo's experience and AerFi's experience will be indicative of AerCo Group's ability to keep the aircraft and any additional aircraft on-lease in the future. AerCo Group may be unable to re-lease aircraft upon the expiration of leases as a result of a deterioration in industry conditions, decreased demand for specific types of aircraft or other factors.

     The table below shows the number and type of aircraft that we must re-lease through December 31, 2004. The table assumes that no lease will terminate early and that there are no sales of aircraft or purchases of additional aircraft. The expiry date of the leases on two of the aircraft referred to in the table below (one scheduled to expire in 2000 and one in 2001) is determined by reference to the timing of certain maintenance events on these aircraft. More aircraft may need to be re-leased if aircraft become available through early lease terminations or if new leases or re-leases are for relatively short terms.

           AERCO GROUP LEASE PLACEMENT REQUIREMENT AT AUGUST 31, 2000

                                                                  TO DECEMBER 31,
                                                        ------------------------------------
AIRCRAFT TYPE                                           2000    2001    2002    2003    2004
-------------                                           ----    ----    ----    ----    ----
A300..................................................    --       1      --      --      --
A320..................................................    --      --       2       2       2
B737..................................................     3       5       1       4       9
B757..................................................    --      --       1       1       1
B747..................................................    --      --      --      --       1
B767..................................................     1       1      --      --      --
DC8...................................................    --      --      --       2      --
F100..................................................    --      --      --      --      --
MD80..................................................    --      --       3       1       3
Total.................................................     4       7       7      10      16

  Description of the Lessees

     The table below lists certain available information with respect to the country of domicile, government, airline or principal shareholders, operating fleet size and composition and the first year of operation of each lessee. See "Portfolio Information" above for additional tables detailing the exposure of the portfolio as a percentage of appraised value at April 30, 2000 to each lessee and the countries and geographic regions in which the lessees are domiciled.

                                         BEGAN                   GOVERNMENT/COMMERCIAL
LESSEE                 DOMICILE        OPERATION            AIRLINE/PRINCIPAL SHAREHOLDERS                    FLEET
------             -----------------   ---------   -------------------------------------------------   --------------------
Aeropostale        France                1986      Groupe Air France (50%)                                       4ATR72-200
                                                   Groupe La Poste (50%)                                      3A300-B4-100F
                                                                                                               15B737-300QC
                                                                                                              3B737-200CAHK
                                                                                                              1B737-200QCHK

AILL               Bahamas               1998      Lan Chile (100%)                                           See Lan Chile

                                         BEGAN                   GOVERNMENT/COMMERCIAL
LESSEE                 DOMICILE        OPERATION            AIRLINE/PRINCIPAL SHAREHOLDERS                    FLEET
------             -----------------   ---------   -------------------------------------------------   --------------------
Air Canada         Canada                1937      Institutions (70%)                                            35A319-100
                                                   Private Investors (19%)                                       47A320-200
                                                   Employees (11%)                                                4A330-300
                                                                                                                 12A340-300
                                                                                                                 16DC9-32HK
                                                                                                                 4B737-200A
                                                                                                              34B737-200AHK
                                                                                                                4B737-200CA
                                                                                                              2B737-200CAHK
                                                                                                                  4B747-400
                                                                                                             3B747-400Combi
                                                                                                                  9B767-200
                                                                                                                7B767-200EM
                                                                                                                7B767-200ER
                                                                                                               26B767-300ER
                                                                                                                25CRJ-100ER

Air Europe         Italy                 1989      Volare Group (100%)                                            7A320-200
                                                                                                                4B767-300ER
                                                                                                                2B777-200ER

Airtours           United Kingdom        1990      Airtours Group (100%)                                         13A320-200
                                                                                                                  4A321-200
                                                                                                                  3A330-200
                                                                                                                   1DC-1030
                                                                                                                  1B737-400
                                                                                                                  6B757-200
                                                                                                                3B767-300ER

Air 2000           United Kingdom        1986      First Choice Holidays (100%)                                   4A320-200
                                                                                                                  6A321-200
                                                                                                                 13B757-200
                                                                                                                4B767-300ER

American Airlines  USA                   1934      AMR Corp. (100%)                                             35A300-600R
                                                                                                                50B727-200A
                                                                                                              14B757-200AHK
                                                                                                                 42B737-800
                                                                                                                102B757-200
                                                                                                                  8B767-200
                                                                                                               22B767-200ER
                                                                                                               49B767-300ER
                                                                                                               23B777-200ER
                                                                                                                   3DC10-10
                                                                                                                   5DC10-30
                                                                                                                     75F100
                                                                                                                     9MD-11
                                                                                                                   230MD-82
                                                                                                                    43MD-83
                                                                                                                     4MD-87
                                                                                                                  5MD-90-30

Asiana             South Korea           1988      Kumho Group (47%)                                              1A321-100
                                                                                                                  3A321-200
                                                                                                                 22B737-400
                                                                                                                  3B737-500
                                                                                                                  3B747-400
                                                                                                             5B747-400Combi
                                                                                                                 4B747-400F
                                                                                                                  9B767-300
                                                                                                                1B767-300ER
                                                                                                               1B767-300ERF

                                         BEGAN                   GOVERNMENT/COMMERCIAL
LESSEE                 DOMICILE        OPERATION            AIRLINE/PRINCIPAL SHAREHOLDERS                    FLEET
------             -----------------   ---------   -------------------------------------------------   --------------------
Avianca            Colombia              1919      Grupo Valores Bavaria (63%)                                    4B757-200
                                                                                                                4B767-200ER
                                                                                                                1B767-300ER
                                                                                                                 10F50 High
                                                                                                                Performance
                                                                                                                    13MD-83

BAX Global         United States         1972      Burlington Northern Air Freight (a subsidiary of             7DC-8-62FHK
                                                   Pittston Burlington Group) (100%)                            8DC-8-63FHK
                                                                                                                 11DC-8-71F

Blue Panorama      Italy                 1998      Antonio De Ponti, Sandro Guillianelli and Franco               2B737-300
                                                   Pecci (100%)                                                   3B737-400
                                                                                                                  1B737-800

Braathens SAFE     Norway                1946      KLM (30%)                                                      5B737-400
                                                   Braganza (33%)                                                18B737-500
                                                   Bramora (5%)                                                   9B737-700
                                                   (Braganza and Bramoraare Braathens holding
                                                   companies)

British Airways    United Kingdom        1974      Publicly Listed Company                                       15A319-130
                                                                                                                  5A320-110
                                                                                                                  5A320-210
                                                                                                                  7B737-300
                                                                                                                 34B737-400
                                                                                                                  4B737-500
                                                                                                                 8B737-200A
                                                                                                                12B747-200B
                                                                                                           3B747-200B Combi
                                                                                                                 57B747-400
                                                                                                                 1B747-400F
                                                                                                                 50B757-200
                                                                                                               24B767-300ER
                                                                                                                  5B777-200
                                                                                                               30B777-200ER
                                                                                                             6 Concorde 100

British Midland    United Kingdom        1938      Airlines of Britain plc (100%) (20% owned each by              4A320-230
                                                   Lufthansa and SAS)                                             9A321-230
                                                                                                                  8B737-300
                                                                                                                  3B737-400
                                                                                                                 11B737-500
                                                                                                                      6F100
                                                                                                                       3F70
                                                                                                                   1ERJ-145

China Southern     People's Republic     1991      China Southern Group (62.5%)                                  20A320-230
                   of China                                                                                      19B737-300
                                                                                                                  8B737-500
                                                                                                                 18B757-200
                                                                                                                  4B777-200
                                                                                                                5B777-200ER

China Xinjiang     People's Republic     1985      CAAC (50%)                                                    5ATR72-500
                   of China                        Xinjiang Province (50%)                                        2B737-300
                                                                                                                  1B737-700
                                                                                                                  6B757-200
                                                                                                            3 IlyushinII-86
                                                                                                          5 Tupolev Tu-154M

                                         BEGAN                   GOVERNMENT/COMMERCIAL
LESSEE                 DOMICILE        OPERATION            AIRLINE/PRINCIPAL SHAREHOLDERS                    FLEET
------             -----------------   ---------   -------------------------------------------------   --------------------
Delta Airlines     United States         1928      Publicly Quoted Swissair (4.6%)                                  15MD-11
                                                                                                                   120MD-88
                                                                                                                 16MD-90-30
                                                                                                              99B727-200AHK
                                                                                                                 26B737-300
                                                                                                              54B737-200AHK
                                                                                                                 29B737-800
                                                                                                                114B757-200
                                                                                                                 15B767-200
                                                                                                                 28B767-300
                                                                                                               31B767-300ER
                                                                                                                2B767-400ER
                                                                                                                7B777-200ER
                                                                                                                  7L-1011-1
                                                                                                                5L-1011-250
                                                                                                                6L-1011-500

FEAT               Taiwan                1957      Unspecified Investors (67.05%)                                    4MD-82
                                                   China Development Corp (14%)                                      5MD-83
                                                   China Airlines (10%)                                           7B757-200
                                                   Taiwan Aerospace Corporation (4.95%)
                                                   Fubon Insurance (4%)

Finnair            Finland               1923      Government Owned (58.5%)                                      9ATR72-200
                                                   Public (41.5%)                                                 3A319-110
                                                                                                                  4A321-210
                                                                                                                   9DC-9-51
                                                                                                                 1DC-9-51HK
                                                                                                                     4MD-11
                                                                                                                     9MD-82
                                                                                                                    12MD-83
                                                                                                                     2MD-87
                                                                                                                  5B757-200

Frontier           United States         1994      Unspecified Investors (49%)                                   17B737-300
                                                   DDJ Capital Management (33%)                                7B737-200AHK
                                                   Wexford Management (10%)
                                                   WR Hambrecht & Co (8%)

Indian Airlines    India                 1953      Government of India (100%)                           4 Fairchild/Dornier
                                                                                                                    228-200
                                                                                                                 1B737-200A
                                                                                                               7A300-B2-100
                                                                                                               4A300-B4-200
                                                                                                                 30A320-200

JMC Airlines       United Kingdom        1999      Thomas Cook (100%)                                          1A300-B4-200
                                                                                                                 16B757-200
                                                                                                                 10A320-200
                                                                                                                   2DC10-30

Lan Chile          Chile                 1929      Grupo Guato (38.5%)                                          12B737-200A
                                                   Grupo Pifiera (33.1%)                                        1B737-200QC
                                                   Grupo Humas (19%)                                           12B767-300ER
                                                   Grupo Ebler (8.1%)                                          2B767-300ERF

LOT                Poland                1929      Government Owned (62.4%)                                       2B737-300
                                                   SAir Group (37.6%)                                             8B737-400
                                                                                                                  6B737-500
                                                                                                                2B767-200ER
                                                                                                                3B767-300ER
                                                                                                                   4ERJ-145

                                         BEGAN                   GOVERNMENT/COMMERCIAL
LESSEE                 DOMICILE        OPERATION            AIRLINE/PRINCIPAL SHAREHOLDERS                    FLEET
------             -----------------   ---------   -------------------------------------------------   --------------------
Malev              Hungary               1946      Government (97%)                                               6B737-300
                                                   Municipalities (3%)                                            3B737-400
                                                                                                                  2B737-500
                                                                                                                2B767-200ER
                                                                                                                1B767-300ER
                                                                                                                       6F70
                                                                                                          5 Tupolev Tu-154B

Monarch            United Kingdom        1967      Cosmos Guide Holding                                          4A300-600R
                                                   International NV (100%)                                        5A320-200
                                                                                                                  7B757-200
                                                                                                                   1DC10-30
                                                                                                                  3A321-230
                                                                                                                  1L-1011-1
                                                                                                                  2A330-240

Nordeste           Brazil                1976      Rio Sul Servicos Aereos Regionals (99%)                        3B737-500
                                                                                                                   1EMB-120
                                                                                                                 2EMB-120ER
                                                   2F50 High Performance
                                                   3F50

PAL                Philippines           1941      L T Group (57.7%)                                              3A320-210
                                                   Top Wealth Enterprises, Maxell Holdings and                    8A330-300
                                                   Richmark Holdings (35.1%)                                      4A340-310
                                                   Philippine Government (4.3%)                                   8B737-300
                                                   Airline Employees (2.7%)                                       3B747-400
                                                                                                            1B747-400 Combi
                                                                                                                 3B747-200B

Pegasus            Turkey                1990      Yapi Kredit Bank (49%)                                         8B737-400
                                                   Alper Elchin (21%)                                             3B737-800
                                                   Silkar and Net Holdings (30%)

Reno Air           United States         1990      American Airlines (100%)                                    See American
                                                                                                                   Airlines

Spanair            Spain                 1987      Touroperator Viajes Marsans (51%)                                 5MD-82
                                                   SAS Leisure AB (Vingresor) (49%)                          6MD-82, (SAIC)
                                                                                                                    21MD-83
                                                                                                                     3MD-87
                                                                                                                  1B757-200
                                                                                                                2B767-300ER

Sun Express        Turkey                1990      THY (50%)                                                      1B737-300
                                                   Lufthansa (40%)                                                7B737-800

TAM                Brazil                1986      Taxi Aereo Marilia (owned by Captain Rolim Amaro)              6A319-130
                                                   (100%)                                                         5A320-230
                                                                                                                  4A330-220
                                                                                                                     48F100
                                                                                                                       2F50

THY                Turkey                1933      Government of Turkey (98.17%)                                  6A310-200
                                                                                                                  7A310-300
                                                                                                                  7A340-310
                                                                                                                     9RJ100
                                                                                                                      3RJ70
                                                                                                                2B727-200FA
                                                                                                                 16B737-400
                                                                                                                  2B737-500
                                                                                                                 22B737-800

Tower Air          United States         1982      Tower Travel (75%)                                             2B747-100
                                                   Public (25%)                                                  5B747-200B

                                         BEGAN                   GOVERNMENT/COMMERCIAL
LESSEE                 DOMICILE        OPERATION            AIRLINE/PRINCIPAL SHAREHOLDERS                    FLEET
------             -----------------   ---------   -------------------------------------------------   --------------------
TWA                United States         1930      Employees (30%)                                              13DC-9-31HK
                                                   Prince Al-Waleedbin Talal (5%)                               12DC-9-32HK
                                                                                                               1DC-9-33CFHK
                                                                                                                    40MD-82
                                                                                                                    59MD-83
                                                                                                              5MD-83 (SAIC)
                                                                                                                  9B717-200
                                                                                                       9B727-200A (Raisbeck
                                                                                                            Stage 3 System)
                                                                                                                 27B757-200
                                                                                                                8B767-200EM
                                                                                                                9B767-300ER

Varig              Brazil                1927      Ruben Berta Foundation (of employees and                      2DC-10-30F
                                                   executives) (55.6%)                                             3MD-11ER
                                                   Rio Grande do Sul State Government (0.43%)                       12MD-11
                                                                                                                 1B727-100C
                                                                                                                 2B727-100F
                                                                                                                2B727-100QC
                                                                                                                 34B737-300
                                                                                                                  4B737-400
                                                                                                                13B737-200A
                                                                                                                  5B737-700
                                                                                                                5B767-200ER
                                                                                                                6B767-300ER

Virgin Express     Belgium               1991      Virgin Group (54%)                                             6B737-300
                                                                                                                  6B737-400

Virgin Express
(Ireland) Limited  Ireland               1998      Virgin Express (100%)                                          6B737-300
                                                                                                                  2B737-400

Xiamen Airlines    People's Republic     1984      China Southern (60%)                                           1B737-300
                   of China                        Fujian Province (20%)                                          4B737-500
                                                   Xiamen Province (20%)                                         4B737-200A
                                                                                                                1B737-200CA
                                                                                                                  3B737-700
                                                                                                                  5B757-200

---------------
Source: Airclaims Limited CASE Database, August 16, 2000.

C. ORGANIZATIONAL STRUCTURE

     AerCo operates its business principally through its direct and indirect subsidiaries but also has acquired and directly leases Aircraft. AerCo's business therefore principally consists of, and its revenues are derived principally from leasing aircraft and making loans to its subsidiaries. A list of AerCo's direct aircraft owning subsidiaries is attached as Exhibit 8 hereto.

     The following diagram illustrates the AerCo organizational structure and the nature of payment flows:

                       AERCO STRUCTURE AND PAYMENT FLOWS

                                    [CHART]

     - AerCo and its aircraft owning subsidiaries are owners of the aircraft that form the portfolio.

     - AerCo owns 100% of the equity in each of its aircraft owning subsidiaries.

     - The security trustee has a security interest in the leases, including all rental payments as well as a security interest in the equity of each of the aircraft owning subsidiaries.

     - The indenture contains a negative pledge covenant that prohibits AerCo and its aircraft owning subsidiaries from granting a security interest in the aircraft, the leases or the equity in the aircraft owning subsidiaries to any third party.

     - AerCo is owned 95% by AerCo Holding Trust, a Jersey charitable trust, and 5% by AerFi. AerFi also holds 100% of the subclass E-1 notes and 100% of the subclass D-2 and subclass E-2 notes.

D. PROPERTY, PLANTS AND EQUIPMENT

     AerCo Group has no ownership or leasehold interest in any real property. AerCo's registered and principal office is located at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands. For a description of AerCo group's interest in other property, see "Information on the Company -- Business Overview -- Portfolio Information".

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The review of operating results set forth below is based on the aircraft owned by AerCo Group at March 31, 2000 and therefore is limited to a discussion of historical financial data with respect to those aircraft and the related leases. You should note, however, that because the following discussion does not cover historical data with respect to the additional aircraft (see "Information on the Company -- The Additional Acquisition") which AerCo Group has agreed to acquire from AerFi Group, it will not be indicative of an analysis of the consolidated financial results of AerCo in future periods.

A. OPERATING RESULTS

GENERAL

     AerCo was incorporated on June 4, 1998. However, it did not conduct any business operations until it acquired its initial aircraft portfolio and issued notes on July 15, 1998. On that date AerCo purchased all of the outstanding capital stock of ALPS 94-1 and also purchased all of the capital stock of certain AerFi aircraft owning companies. The AerFi aircraft owning companies owned 10 aircraft at July 15, 1998.

     The following discussion of AerCo's results of operations for 2000 compared to 1999 is based on the audited results of AerCo for the year ended March 31, 2000 compared with the eight and one-half month period from July 15, 1998 to March 31, 1999.

RESULTS OF OPERATIONS -- YEAR ENDED MARCH 31, 2000 COMPARED WITH THE EIGHT AND ONE-HALF MONTH PERIOD FROM JULY 15, 1998 TO MARCH 31, 1999

  Overview

     AerCo Group's results for the year ended March 31, 2000 were adversely affected by the significant increase in the number of aircraft available for lease or sale in the period, with a corresponding negative impact on aircraft values and lease rates particularly for older widebody aircraft. Although growth in air travel increased in 1999, reflecting a measure of economic recovery in the Asia Pacific region and strong performance in the rest of the world, aircraft lease rates generally declined. In addition, AerCo's results for the year were significantly adversely affected by financial difficulties experienced by one North American lessee in meeting its contracted lease payments. The lessee, Tower Air, has filed for Chapter 11 bankruptcy protection and AerCo has petitioned the relevant U.S. bankruptcy court to terminate the lease to Tower Air. As a result, AerCo may have to take redelivery of one B747-200B aircraft on lease to that lessee in the near term. See "Information on the Company -- Business Overview -- The Lessees -- North American Concentration". During the year, as a result of the deterioration in the value of the Colombian currency and negative impact on the Colombian economy, one Colombian lessee continued to experience difficulties in meeting its contracted rental and other payments. See "Information on the Company -- Business Overview -- The
Lessees -- Latin American Concentration". Excess supply of aircraft in the operating lease market is continuing. This gave rise to a softening of lease rates and more limited placement prospects for aircraft which came off lease during the year. In addition, any slowdown in economic growth may result in AerCo Group increasingly having to address the problems of lessees in financial difficulty with lease reschedulings, rent deferrals and other restructuring arrangements. In these circumstances, AerCo's ability to pay interest on, and repay principal of, the notes may be adversely affected.

  Revenues

     Revenues for AerCo Group in the year ended March 31, 2000 were $109.1 million compared with $82.8 million in the period from July 15, 1998 to March 31, 1999. Rentals from European and Asia Pacific carriers represented 48.5% (1999 -- 48.8%) and 23.5% (1999 -- 25.4%), of AerCo's leasing revenues in the year ended March 31, 2000. One lessee accounted for more than 10% of AerCo's leasing revenues (Spanair: 11.1%). The same lessee accounted for more than 10% of AerCo's leasing revenues in the period from July 15, 1998 to March 31, 1999, (Spanair: 10.5%). At March 31, 2000 and March 31, 1999, AerCo had no aircraft off-lease.

     Rental rates on 14 of the 22 new leases written by AerCo Group since July 1998, reflect the current softening in lease rates in the commercial aviation market for operating lease rentals. These rates were on average

15% below the previous lease rates for these aircraft. Rental rates on the remaining eight leases written by AerCo Group in the period were on average 8% above previous lease rates for these aircraft. AerCo Group entered into 12 new leases/lease extensions in the year ended March 31, 2000 for the following aircraft: one F100 (71 months), five B737-300s (65 months, 60 months, 12 months, 65 months and 36 months), two B737-400s (56 months and 48 months), one B737-500 (42 months), two A320-200s (24 months and 36 months) and one B767-200ER (1 month). AerCo Group entered into 10 new leases/lease extensions in the year ending March 31, 1999 with respect to one B757-200 (72 months), three MD-83s (60 months, 60 months and 40 months), two A320-200s (60 months and 11 months), one B737-400 (57 months), one F100 (35 months), one B737-300 (24 months) and one B737-500 (2 months).

  Sale of Aircraft

     Two aircraft have been sold. Sales proceeds of $14.7 million from the sale of one aircraft, an F100 sold to an affiliate of Portugalia, were received by AerCo Group in the year ended March 31, 2000. The net book value of this aircraft at the date of sale was $15.6 million. Sales proceeds of $14.5 million from the sale of another F100 also sold to an affiliate of Portugalia, were received by AerCo Group in the period from July 15, 1998 to March 31, 1999. The net book value of this second aircraft at the date of sale was $13.9 million and other sales costs were $0.6 million.

DEPRECIATION AND PROVISION FOR IMPAIRMENT IN AIRCRAFT VALUES

     The depreciation charge for AerCo Group for the year ended March 31, 2000 amounted to $47.0 million compared to $33.8 million in the period from July 15, 1998 to March 31, 1999. AerCo Group has depreciated each aircraft at a rate calculated to write-off the cost of the aircraft to its estimated residual value of generally 15% of its initial appraised value, on a straight-line basis, over its estimated useful economic life of 25 years from the date of manufacture.

     For the year ended March 31, 2000, the directors of AerCo determined to make a provision of $13.1 million in respect of an impairment in the value of AerCo Group's one B747-200B aircraft. The directors arrived at such determination based on the financial condition of the aircraft's current lessee, the physical condition of the aircraft and the unfavorable market conditions for this aircraft type. The carrying value of this aircraft at March 31, 2000 was $5.4 million net of maintenance provisions of $3.6 million and an amount of $3.5 million provided in respect of one engine on this aircraft. For more information regarding this aircraft, you should refer to "Information on the Company -- Business Overview -- The Lessees -- North American Concentration".

  Net Interest Expense

     Net interest expense for AerCo amounted to $78.8 million in the year ended March 31, 2000 compared to $54.1 million in the period from July 15, 1998 to March 31, 1999. The increase in net interest expense for AerCo of $24.7 million in the year ended March 31, 2000 was primarily due to a combination of the longer accounting period and a higher interest rate environment in the year ended March 31, 2000 compared to the period from July 15, 1998 to March 31, 1999. The average indebtedness outstanding for AerCo during the year ended March 31, 2000 was $925.2 million compared to $973.8 million for the period from July 15, 1998 to March 31, 1999.

     Under the terms of the AerCo subclass E-1 notes, interest accrues at a rate of 20% per annum payable monthly in arrears. Except for the subclass E-1 note primary interest amount, which is payable at the rate of 15% per annum multiplied by the initial outstanding principal balance of the subclass E-1 notes, no interest is payable on the subclass E-1 notes until all of the interest, principal and premium, if any, on the notes have been repaid in full. The subclass E-1 note primary interest amount is paid on each payment date only to the extent that AerCo has available collections sufficient to make such payment after paying or providing for each of the items ranking prior to such payment in the order of priority. Approximately $23.9 million was accrued during the year ended March 31, 2000 in respect of unpaid interest on the subclass E-1 notes compared with $14.1 million during the period from July 15, 1998 to March 31, 1999. Cash paid in respect of interest amounted to $56.2 million in the year ended March 31, 2000 compared with net interest expense of $78.8 million and cash paid in respect of interest amounted to $39.0 million in the period from July 15, 1998 to March 31, 1999 compared with net interest expense of $54.1 million, principally reflecting subclass E-1 note interest accrued but not paid in each period.

     Net interest expense also includes expenses incurred under AerCo's interest rate swaps. AerCo has entered into interest rate swaps in order to correlate its contracted fixed and floating rate rental payments to the fixed and floating rate interest payments on the notes, resulting in a charge of $1.4 million in the year ended March 31, 2000 and a charge of $1.2 million in the period from July 15, 1998 to March 31, 1999.

     Net interest expense is stated after deducting interest income earned during the relevant period. In the year ended March 31, 2000, AerCo earned interest income of $2.1 million compared with $1.9 million in the period from July 15, 1998 to March 31, 1999.

  Other Expenses

     Other expenses consist of servicer fees, administrative agency fees, cash manager fees, insurance premiums (political risk and directors' liability insurance), other service provider costs and miscellaneous expenditure items. Other expenses for AerCo amounted to $15.7 million in the year ended March 31, 2000 compared to $8.3 million in the period from July 15, 1998 to March 31, 1999.

     In the year ended March 31, 2000, servicer, administrative agency and cash manager fees payable by AerCo to Babcock & Brown and the AerFi Group totaled $6.4 million compared with $4.4 million in the period from July 15, 1998 to March 31, 1999. Substantially all of the AerCo fees represent revenue based fees calculated as a monthly percentage of lease rentals received on aircraft under management.

     AerCo Group's practice is to provide specifically for any bad debt amounts due but unpaid by lessees. Each provision is based primarily on the amount due in excess of security held and also takes into account the financial strength and condition of a lessee and the economic conditions existing in the lessee's operating environment. A small number of AerCo Group's lessees failed to meet their contractual obligations in the year ended March 31, 2000, resulting in the requirement for additional provisions in respect of bad and doubtful debts in respect of these lessees. Overall, there was a net provision of $2.15 million required in respect of bad and doubtful debts in the year ended March 31, 2000 primarily in respect of Tower Air, compared with a net provision of $0.55 million in the period from July 15, 1998 to March 31, 1999 primarily in respect of PAL.

     In the year ended March 31, 2000, AerCo made a provision of $3.5 million in respect of an engine on the B747-200B aircraft on lease to Tower Air.

  Goodwill

     On July 15, 1998 AerCo acquired 100% of the capital stock of ALPS 94-1, thus indirectly acquired a portfolio of 25 aircraft and the related leases, and purchased certain aircraft owning subsidiaries of AerFi, which owned 10 aircraft and related leases. The difference between the fair value of the net assets acquired and the consideration paid by AerCo for the acquisition of ALPS 94-1 and the AerFi aircraft owning companies of $47.1 million represents purchased goodwill, which is capitalized on the balance sheet of AerCo and amortized on a straight-line basis over its estimated economic life. In the results of AerCo for the year ended March 31, 2000, goodwill of $2.4 million was amortized compared with $1.7 million in the period from July 15, 1998 to March 31, 1999.

  Operating Loss

     In the year ended March 31, 2000, AerCo recorded an operating loss of $48.8 million compared with an operating loss of $15.1 million for the period from July 15, 1998 to March 31, 1999.

  Taxes

     AerCo had a tax charge of approximately $0.05 million in the year ended March 31, 2000, compared with a tax charge of approximately $0.03 million for the period from July 15, 1998 to March 31, 1999.

  Net Loss/Net Profit

     As a result of the above factors, AerCo had a net loss of $48.8 million for the year ended March 31, 2000 compared with a net loss of $15.1 million in the period from July 15, 1998 to March 31, 1999.

RESULTS OF OPERATIONS -- THE PERIOD FROM JULY 15, 1998 TO MARCH 31, 1999 COMPARED WITH THE NINE MONTH PERIOD ENDED MARCH 31, 1998

  Overview

     The following discussion of AerCo's results of operations for 1999 compared to 1998 is based on the audited results of AerCo for the eight and one-half month period from July 15, 1998 to March 31, 1999 compared with the unaudited pro forma combined statement of operations data for the AerCo Group transferred aircraft for the nine month period ended March 31, 1998. The pro forma combined statement of operations data which is set out in the table below, was prepared on the assumption that AerCo issued its initial notes and acquired ALPS 94-1 and the AerFi transferred aircraft on July 1, 1997.

  Statement of Operations Data

                                                                          AERCO
                                                                   PRO FORMA COMBINED           AERCO
                                                 ALPS 94-1        FINANCIAL INFORMATION      PERIOD FROM
                                             NINE MONTHS ENDED      NINE MONTHS ENDED      JULY 15, 1998 TO
                                              MARCH 31, 1998         MARCH 31, 1998         MARCH 31, 1999
                                             -----------------    ---------------------    ----------------
                                              (IN THOUSANDS)         (IN THOUSANDS)         (IN THOUSANDS)
                                                (UNAUDITED)            (UNAUDITED)
Revenues
  Aircraft leasing.........................      $ 76,098               $ 85,830               $ 82,826
Expenses
  Depreciation.............................       (28,569)               (33,805)               (33,821)
  Impairment Provision.....................        (8,720)                    --                     --
  Net interest expense.....................       (52,340)               (58,881)               (54,108)
  Other expenses...........................        (4,278)                (8,842)                (8,311)
Amortization of goodwill...................            --                 (1,764)                (1,669)
                                                 --------               --------               --------
Operating loss.............................       (17,809)               (17,462)               (15,083)
Profit on sale of aircraft.................            --                     --                     10
                                                 --------               --------               --------
Loss before taxes..........................       (17,809)               (17,462)               (15,073)
Taxes......................................           (15)                 1,454                    (35)
                                                 --------               --------               --------
Net loss...................................      $(17,824)              $(16,008)              $(15,108)
                                                 ========               ========               ========

     AerCo's results for the period from July 15, 1998 to March 31, 1999 reflected a continuation of reasonably favorable industry conditions for the period. Despite the generally favorable conditions, we were engaged in restructuring discussions with PAL, a lessee of two B737-300 aircraft. Tower Air experienced delays in meeting its contracted lease payments. In the latter part of the period, as a result of the Brazilian currency devaluation, one Brazilian lessee experienced difficult trading conditions, while a Colombian lessee also began to experience difficulties in meeting its contracted rental and other payment obligations. See "Information on the Company -- Business Overview, Luxembourg -- The Lessees -- Latin American Concentration".

  Revenues

     Revenues for AerCo in the period from July 15, 1998 to March 31, 1999 were $82.8 million compared with ALPS 94-1 revenues for the nine months ended March 31, 1998 of $76.1 million. AerCo pro forma revenues for the nine months ended March 31, 1998 were $85.8 million. Rentals from European and Asia Pacific carriers represented 48.8% (1998 -- 50.9%) and 25.4% (1998 -- 26.4%) of AerCo's
leasing revenues in the period from July 15, 1998 to March 31, 1999. One lessee accounted for more than 10% of AerCo's leasing revenues

(Spanair: 10.5%). The same lessee accounted for more than 10% of AerCo's leasing revenues in the nine months ended March 31, 1998, (Spanair: 10.7%). At March 31, 1999, AerCo had no aircraft off-lease.

     Rental rates on four of the 10 new leases written by AerCo between July 15, 1998 and March 31, 1999 reflected the softening in lease rates in the commercial aviation market for operating lease rentals. During the period, these rates were on average 10% below the previous lease rates for these aircraft. Rental rates on the remaining six leases written by AerCo in the period were on average 9% above previous lease rates for these aircraft. During the period ended March 31, 1999, AerCo entered into new leases with respect to one B757-200 (72 months), three MD-83s (60 months, 60 months and 40 months), one B737-300 (24 months), two A320-200s (60 months and 11 months), one F100 (35 months), one B737-400 (57 months) and one B737-500 (2 months).

  Profit on Sale of Aircraft

     Sales proceeds of $14.5 million from the sale of one aircraft, an F100 sold to an affiliate of Portugalia, were received by AerCo in the period from July 15, 1998 to March 31, 1999. The net book value of this aircraft at the date of sale was $13.9 million and other sales costs were $0.6 million. There were no aircraft sales in the nine months ended March 31, 1998.

  Depreciation

     The depreciation charge for AerCo in the period from July 15, 1998 to March 31, 1999 amounted to $33.8 million. The pro forma depreciation charge for AerCo in the nine months ended March 31, 1998 amounted to $33.8 million. AerCo has depreciated each aircraft at a rate calculated to write-off the cost of the aircraft to its estimated residual value of 15% of its initial appraised value, on a straight-line basis, over its estimated useful economic life.

  Net Interest Expense

     Net interest expense for AerCo amounted to $54.1 million in the period from July 15, 1998 to March 31, 1999 compared to $52.3 million for ALPS 94-1 in the nine months ended March 31, 1998. Pro forma net interest expense for AerCo amounted to $58.9 million for the nine months ended March 31, 1998. The decrease in net interest expense for AerCo of $4.8 million in 1999 was primarily due to a combination of a lower interest rate environment and the slightly shorter accounting period.

     Net interest expense is stated after deducting interest income earned during the relevant period. In the period from July 15, 1998 to March 31, 1999, AerCo earned interest income of $1.9 million compared with $1.7 million in the nine months ended March 31, 1998.

  Other Expenses

     Other expenses consist of servicer fees, administrative agency fees, cash manager fees, insurance premiums (political risk and directors' liability insurance), other service provider costs and miscellaneous expenditure items. Other expenses for AerCo amounted to $8.3 million in the period from July 15, 1998 to March 31, 1999 compared with $4.3 million for ALPS 94-1 for the nine months ended March 31, 1998. Pro forma other expenses for AerCo Group amounted to $8.8 million for the nine months ended March 31, 1998.

     In the period from July 15, 1998 to March 31, 1999, servicer, administrative agency and cash manager fees payable by AerCo to Babcock & Brown and AerFi totaled $4.4 million compared with $4.3 million for the nine months ended March 31, 1998. Substantially all of the AerCo fees represent revenue based fees calculated as a monthly percentage of lease rentals received on aircraft under management.

     There was a net provision of $0.55 million required in respect of bad and doubtful debts in the period from July 15, 1998 to March 31, 1999 primarily in respect of PAL, compared with a net release of $0.2 million in the nine months ended March 31, 1998.

  Goodwill

     In the period from July 15, 1998 to March 31, 1999, AerCo amortized goodwill of $1.7 million compared with pro forma goodwill of $1.8 million for the nine months ended March 31, 1998.

  Operating Loss

     In the period from July 15, 1998 to March 31, 1999, AerCo recorded an operating loss of $15.1 million compared with a loss of $17.8 million for ALPS 94-1 in the nine months ended March 31, 1998. AerCo recorded a pro forma operating loss of $17.5 million for the nine months ended March 31, 1998.

  Taxes

     AerCo had a tax charge of approximately $0.03 million in the period from July 15, 1998 to March 31, 1999, compared with a tax charge for ALPS 94-1 of $0.01 million in the nine months ended March 31, 1998. AerCo had a pro forma tax credit of $1.4 million in the nine months ended March 31, 1998.

  Net Loss

     As a result of the above factors, AerCo had a net loss of $15.1 million in the period from July 15, 1998 to March 31, 1999, compared with a net loss of $17.8 million for ALPS 94-1 in the nine months ended March 31, 1998. AerCo had a pro forma net loss of $16.1 million for the nine months ended March 31, 1998.

  Differences between U.K. GAAP and U.S. GAAP

     The principal differences between U.S. GAAP and U.K. GAAP that have affected the results of operations and financial position of AerCo and ALPS 94-1 relate to the accounting treatment of aircraft cost and depreciation, goodwill and issue costs.

     Aircraft are stated at purchase cost under U.K. GAAP. Under U.S. GAAP aircraft are stated at AerFi's amortized cost at the date of delivery to, and acquisition by, AerCo and ALPS 94-1, respectively. The difference between the purchase cost and AerFi's amortized cost is treated as a distribution to AerFi. The impact is to reduce the net book value of aircraft and shareholders' equity under U.S. GAAP compared with U.K. GAAP.

     Under U.K. GAAP AerCo has depreciated each aircraft at a rate calculated to write off the cost of the aircraft from July 15, 1998, the date of acquisition, on a straight-line basis to a residual value of generally 15% of its cost. Under U.S. GAAP aircraft are depreciated on a straight-line basis at a rate designed to write off AerFi's amortized cost at the date of delivery to AerCo to a residual value of generally 15% of its cost over a period of 25 years from the date of manufacture.

     Under U.K. GAAP the difference between the fair value of the net assets of ALPS 94-1 and the AerFi transferred aircraft, and the purchase consideration paid by AerCo to acquire these entities gives rise to goodwill of $47.1 million which is capitalized and amortized over a period of 20 years. No goodwill arises under U.S. GAAP as the transaction is accounted for on a predecessor cost basis as a transaction between entities under common control.

     Under U.K. GAAP the costs of issuance arising on the completion of a refinancing transaction are disclosed as a reduction of the related indebtedness. Under U.S. GAAP the costs of issuance are disclosed separately as deferred financing costs.

     For a discussion of these and other differences between U.K. GAAP and U.S. GAAP, including certain income recognition and depreciation differences relating to AerCo's acquisition of the capital stock of ALPS 94-1 and the AerFi aircraft owning companies see notes 25, 26, 27 and 28 to the AerCo audited consolidated financial statements.

B. LIQUIDITY AND CAPITAL RESOURCES

  Liquidity

     AerCo's primary source of liquidity is rental payments made by lessees under the lease agreements. The principal uses of cash rental payments are expenses related to the aircraft and their servicing, corporate expenses and the payment of interest on and principal of indebtedness. Such indebtedness consists of the additional notes offered in the additional notes offering, AerCo's previously outstanding notes that were not refinanced in that offering and the subclass E-1 notes which are held by AerFi and the subclass D-2 and subclass E-2 notes which were initially taken up by AerFi in the additional notes offering.

     The cash balances (including short-term investments in commercial paper) at March 31, 2000 amounted to $66.4 million compared to $65.6 million at March 31, 1999. Under the terms of its indebtedness, AerCo is required to maintain cash balances in an amount equal to (1) the amount of lessee security deposits ($16.3 million at March 31, 2000), and (2) the "liquidity reserve amount" ($40.0 million at March 31, 2000).

     The terms of AerCo's indebtedness restrict the use of such cash so that it is generally not available to service debt. The liquidity reserve amount has been determined largely based on an analysis of historical experience, assumptions regarding AerCo Group's future experience and the frequency and cost of certain contingencies in respect of the aircraft. It is intended to provide liquidity for meeting the cost of maintenance obligations and non-maintenance, aircraft-related contingencies such as removing regulatory liens, complying with ADs and repossessing and re-leasing aircraft. In analyzing the future impact of these costs, assumptions have been made regarding their frequency and amount based upon historical experience. There can be no assurance, however, that historical experience will prove to be relevant or that actual cash received by AerCo Group will not be significantly less than that assumed. Any significant variation may materially adversely affect AerCo's ability to make payments of interest and principal on the notes.

     During the next two years, AerCo may have to incur unusually high cash expenditures for the purpose of airframe and engine overhauls and complying with new regulatory requirements for aircraft operating in Europe and North America. These payments could adversely affect AerCo's ability to make certain principal payments on the notes, depending on their level and timing.

  Operating Activities

     Net cash provided by AerCo's operating activities in the year ended March 31, 2000 amounted to $35.7 million compared with $28.0 million for the period ended March 31, 1999. These amounts are net of cash paid in respect of interest of $56.2 million, net maintenance cash outflows of $7.5 million and security deposits refunded of $1.5 million. The potential maintenance and regulatory compliance expenditures described above may have an adverse impact on AerCo's net operating cash flow in 2001.

  Investing and Financing Activities

     Cash flows used in financing activities in the year ended March 31, 2000 reflect the repayment of $48.9 million of principal on the subclass A-2, subclass B-1 and subclass C-1 notes. Cash flows used in financing activities for the period from July 15, 1998 to March 31, 1999 reflect the issue by AerCo of its subclass A-E notes on July 15, 1998 of $992.0 million less discount costs of $5.4 million and the repayment of $38.1 million of principal on the AerCo subclass A-2 and subclass B-1 notes in the period.

  Indebtedness

     At September 15, 2000, the outstanding principal amount of the notes we issued on July 15, 1998 and July 17, 2000 was as follows:

                              OUTSTANDING
                          PRINCIPAL AMOUNT AT   ANNUAL INTEREST RATE    EXPECTED FINAL
SUBCLASS OF NOTES         SEPTEMBER 15, 2000     (PAYABLE MONTHLY)       PAYMENT DATE      FINAL MATURITY DATE
-----------------         -------------------   --------------------   -----------------   -------------------
Subclass A-2............         195.6          LIBOR + 0.32    %      December 15, 2005      July 15, 2023
Subclass A-3............         565.0          LIBOR + 0.46    %          June 15, 2002      July 15, 2025
Subclass A-4............         223.6          LIBOR + 0.52    %           May 15, 2011      July 15, 2025
Subclass B-1............          74.8          LIBOR + 0.60    %          July 15, 2013      July 15, 2023
Subclass B-2............          80.0          LIBOR + 1.05    %          June 15, 2008      July 15, 2025
Subclass C-1............          84.1          LIBOR + 1.35    %          July 15, 2013      July 15, 2023
Subclass C-2............          80.0          LIBOR + 2.05    %          June 15, 2008      July 15, 2025
Subclass D-2............          88.6          8.50%                     March 15, 2014      July 15, 2025
Subclass E-1............         112.0          20.00%                     July 15, 2023      July 15, 2023
Subclass E-2............          65.9          20.00%                     July 15, 2025      July 15, 2025

     We used part of the proceeds of the additional notes offering on July 17, 2000 and the issuance of the subclass D-2 notes to refinance all of the then outstanding subclass A-1 notes and subclass D-1 notes.

     Interest on any subclass of floating rate notes is calculated on the basis of a 360-day year and the actual number of days elapsed in the interest accrual period. Interest on any subclass of fixed rate notes is calculated on the basis of a 360-day year consisting of twelve 30-day months.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES

     Not applicable.

D. TREND INFORMATION

     The recent sharp increase in jet fuel prices together with the weakness of the Euro against the U.S. dollar has led to significant increases in operating costs for many airlines based in the Euro-zone. This may adversely impact the ability of such airlines to perform their lease obligations to us in the future.

     See "Operating and Financial Review and Prospects -- Operating
Results -- Results of Operations -- Year ended March 31, 2000 -- Overview" and "Revenues" and "Key Information -- Risk Factors" for a discussion of additional trends affecting the Company's operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

     AerCo's board of directors will have no more than five members at any time. The holder or holders of a majority in aggregate principal amount of AerCo's class E notes have the right to appoint two directors while the class E notes are outstanding. The remaining directors must be independent directors. The current independent directors are Mr. Frederick W. Bradley, Jr., Chairman of AerCo, Mr. Kenneth N. Peters and Mr. G. Adrian Robinson. The succeeding independent directors will be appointed by a majority of the then standing directors. If no independent directors are serving on the board at any time, three new independent directors will be appointed in accordance with AerCo's Articles of Association. Mr. Edward Hansom and Ms. Rose Hynes were appointed directors by AerFi as holder of the majority of the class E notes. Any resolution of the board of directors will require the affirmative vote of a majority of the independent directors. Transactions and proceedings that relate to certain insolvency proceedings, amendments to AerCo's Memorandum or Articles of Association, acquisition of additional aircraft, mergers or the sale of all or substantially all of AerCo's assets may only be approved by a unanimous vote of all directors. The servicing, administrative agency and cash management agreements between AerCo and the AerFi Group and the standby servicing, administrative agency and cash management agreements between AerCo, debis and its Irish subsidiary will provide that certain actions shall be taken by AerCo by a special board resolution. A special board resolution will require the affirmative vote of a majority of the independent directors and, at any time at which the servicer and its affiliates hold the majority of AerCo's class E notes, the two directors appointed by the holder of AerCo's class E notes will not have the right to vote in respect of a special board resolution.

     The directors, their ages and principal activities are as follows:

NAME                                                  AGE    OFFICES HELD WITH THE REGISTRANT
----                                                  ---    --------------------------------
Frederick W. Bradley, Jr. ..........................  73     Director and Chairman
Kenneth N. Peters...................................  65     Director
G. Adrian Robinson..................................  50     Director
Edward Hansom.......................................  42     Director
Rose Hynes..........................................  42     Director

     Frederick W. Bradley, Jr. -- From 1969 until 1992, Mr. Bradley was a Senior Vice President of Citibank N.A., in charge of the bank's global airline and aerospace business, having joined Citibank in 1958. Mr. Bradley has served as a director and Chairman of ALPS 94-1 since 1994. Mr. Bradley also serves as a director and Chairman of Aircraft Lease Portfolio Securitisation 92-1 Limited. Mr. Bradley retired as a director of America West Airlines, Inc. in 1999, after serving seven years on its board. Mr. Bradley is also a director of First Citicorp Life Insurance Co., and the Institute of Air Transport, Paris, France and is president of the International Air Transport Association's (IATA) International Airline Training Fund of the United States.

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

     G. Adrian Robinson -- Mr. Robinson has been an Aerospace Consultant since 1992. From 1990 to 1992 Mr. Robinson was a Deputy General Manager of The Nippon Credit Bank. Until 1989, he was a Managing Director, Special Finance Group of Chemical Bank, which he joined in 1986. Mr. Robinson also serves as a director of ALPS 94-1 and its subsidiaries and Aircraft Lease Portfolio Securitisation 92-1 Limited and its subsidiaries. Mr. Robinson also provides consulting services from time to time to Air 2000 and JMC Airlines, two of the lessees.

     Edward Hansom -- Mr. Hansom is Chief Financial Officer and a director of AerFi. He joined AerFi in 1988 from the treasury division of Schroders. Prior to taking up his current position in May 1997, Mr. Hansom was General Manager, Treasury of AerFi.

     Rose Hynes -- Ms. Hynes is General Counsel of AerFi. She joined AerFi in 1988, having previously been a partner in an Irish law firm. Prior to taking up her current position with AerFi in May 1997, she was Vice President, Corporate Finance of AerFi. Ms. Hynes also serves as a director of Aer Lingus and certain of its subsidiaries.

     AerCo's directors are non-executive and AerCo does not and will not have any employees or executive officers. Accordingly, the board of directors relies upon AerFi, as servicer, the administrative agent, and the cash manager and the other service providers for all asset servicing, executive and administrative functions under the service provider agreements. Certain individuals other than the directors listed above serve as directors of various subsidiaries of AerCo.

     All directors are compensated for travel and other expenses incurred by them in the performance of their duties. AerCo Group pays each independent director an aggregate fee of $75,000 per annum for their services. The directors appointed by the holder of a majority in aggregate principal amount of the class E notes do not and will not receive remuneration from AerCo for their services.

     Mr. Bradley, Mr. Peters and Mr. Robinson also act as directors of certain AerCo Group subsidiaries. Mr. Bradley, Mr. Peters and Mr. Robinson each receive $1,000 for each day, or portion of a day, which they are required to devote to the activities of those subsidiaries and AerCo, excluding board meetings of AerCo and ALPS 94-1.

BENEFICIAL OWNERSHIP OF AERCO

                                                                          NUMBER OF      PERCENT
TITLE OF CLASS                      NAME AND ADDRESS                       SHARES        OF CLASS
--------------                      ----------------                      ---------      --------
Ordinary Shares      Mourant & Co. Trustees Limited,                      19 Shares         95%
                     as trustee of AerCo Holding Trust
                     22 Grenville Street
                     St. Helier
                     Jersey, Channel Islands
                     AerFi Group plc                                      1 Share            5%
                     Aviation House
                     Shannon
                     Ireland

     Under the shareholders undertaking entered into on July 15, 1998 by Mourant & Co. Trustees Limited as trustee of the charitable trust, the nominees, AerFi, AerCo and the trustee, the charitable trust trustee and AerFi agreed that, as long as the notes are outstanding, they will not, without the prior written approval of the trustee and all the directors, transfer any part of the ordinary shares held by them or any interest therein unless the transferee:

          (1) in the case of the ordinary shares held by the nominees for the charitable trust trustee, is a trustee of a trust formed for charitable purposes substantially identical to those for which the charitable trust is established; and

          (2) enters into an agreement substantially identical to the shareholders undertaking in favor of the trustee.

     In consideration for the undertakings given by the charitable trust trustee in the shareholders undertaking, the charitable trust trustee is entitled to receive from AerCo an undertaking fee equal to $1,500 per annum. Under the instrument of trust establishing the charitable trust, a certificate given by the directors to the charitable trust trustee that its voting of the ordinary shares in a specified manner is in the best commercial interests of AerCo shall, for the purposes of the exercise of the charitable trust trustee's discretion, be conclusive that any such action is in AerCo's best commercial interests.

THE SERVICER

     AerFi and its affiliates cannot be held responsible for any liabilities of AerCo or its affiliates, including any payments due to you on the notes.

  AerFi

     Since July 17, 2000, AerFi has acted as servicer with respect to the aircraft pursuant to a servicing agreement among AerCo, its subsidiaries and AerFi. The servicer performs certain aircraft-related services, including marketing the aircraft for lease or sale and monitoring lessee compliance with lease terms, with a view towards maximizing the present value of the cash flows derived from the sale or lease of the aircraft.

     AerFi is an Irish public limited liability company with its principal offices located at Aviation House, Shannon, Co. Clare, Ireland. AerFi is a lessor of modern commercial aircraft and is a significant participant in the global aviation industry. AerFi was founded in 1975.

     The AerFi Group, which includes AerFi and its subsidiaries, acts as administrative agent and cash manager to AerCo. In addition, from July 17, 2000, AerFi replaced Babcock & Brown as our servicer. We describe the terms of the servicing agreement under which AerFi acts as servicer below.

     AerFi's largest shareholder is TPG Partners II, L.P. and certain of its affiliates (collectively "Texas Pacific Group"). As of September 15, 2000, Texas Pacific Group owned 36.54% of AerFi's ordinary share capital on a fully diluted basis. Other significant shareholders in AerFi as of September 15, 2000 include GE Capital Corporation, which owns 18.36% of AerFi's ordinary share capital and AerFi's directors and employees, who own 23.77% of AerFi's ordinary share capital, in each case on a fully diluted basis.

     On September 21, 2000, AerFi entered into an agreement with amongst others, debis AirFinance B.V. ("debis") under which debis (either itself or through a subsidiary) agreed on certain terms and conditions to make a cash offer to acquire all of the ordinary share capital of AerFi. Completion of the transaction is subject to certain conditions, including regulatory approvals and acceptance of the offer by the holders of at least 80% of AerFi's ordinary shares. Whether or not the transaction is consummated, debis has agreed to act as standby servicer for our portfolio.

     At September 15, 2000, AerFi had 57 commercial aircraft in its portfolio, 56 of which were on lease to 29 lessees in 18 countries. 16 of these aircraft constitute additional aircraft which the AerFi Group agreed to sell to AerCo as part of the July 17, 2000 transaction. Assuming delivery of all these aircraft to AerCo, AerFi will have 41 commercial aircraft in its portfolio, all of which are currently on lease to 21 airlines in 13 countries.

     At September 15, 2000, AerFi employed 56 people. In addition to its principal office in Shannon, Ireland, AerFi Group also has offices in Malmo, Sweden and Fort Lauderdale, Florida.

     AerFi Financial Services (Ireland) Limited acts as administrative agent and AerFi Cash Manager Limited acts as cash manager to Airplanes Group, another aircraft securitization vehicle. Other subsidiaries of AerFi act as administrative agent and cash manager to GPA-ATR Limited, a turboprop aircraft joint venture company in which AerFi Jetprop Limited holds 50% of the share capital.

     AerFi is the holder of all of the subclass E-1 notes. AerFi is also the holder of all of the subclass D-2 and subclass E-2 notes issued as part of the July 17, 2000 transaction.

     AerFi made a profit after tax and minority interests of $68 million for the year ended March 31, 2000. As at March 31, 2000, AerFi had unrestricted cash balances of $139 million and total shareholders' funds were $430 million, and as at that date AerFi's debt to shareholders' funds ratio was 1.79:1.

  Operating Guidelines

     AerFi provides services to AerCo Group under the servicing agreement. AerFi will not have any fiduciary or other implied duties to noteholders or AerCo, and its obligations will be limited to the express terms of the servicing agreement. AerFi will act in accordance with applicable law and with AerCo's directions.

     AerFi must also comply with the following two contractual standards in performing its services:

          (1) It must perform its services with reasonable care and diligence at all times as if it were the owner of the aircraft consistent with the customary commercial practice of a prudent international aircraft lessor in the management, servicing and marketing of commercial jet aircraft and related assets. We refer to this as the "AerFi services standard".

          (2) If a conflict of interest arises regarding AerFi's management, servicing or marketing of: (a) any two aircraft or (b) any aircraft and any other assets owned, managed, serviced or marketed by the AerFi Group, AerFi is required to notify AerCo and perform the services in good faith. If (x) the two aircraft or (y) the aircraft and other assets owned, managed, serviced or marketed by the AerFi Group are substantially similar in terms of objectively identifiable characteristics that are relevant for the particular services to be performed, AerFi will not discriminate among the aircraft or between any of the aircraft and any other aircraft then owned, managed, serviced or marketed by the AerFi Group on an unreasonable basis. We refer to this as the "AerFi conflicts standard".

     All transactions to be entered into by AerFi on behalf of AerCo Group, other than with other persons within AerCo Group, must be at arm's length and on fair market value terms unless otherwise agreed or directed by AerCo. The following transactions or matters with respect to the aircraft require AerCo's specific written approval:

     - sales of or agreements to sell aircraft or any related aircraft engine unless required by the lease;

     - entering into new leases that do not comply with the operating covenants or any express direction of AerCo;

     - entering into amendments, renewals or extensions of existing leases that do not comply with the operating covenants or any express direction of AerCo;

     - terminating any lease or leases with any single lessee or related lessees with respect to any aircraft having an aggregate depreciated net book value over $100.0 million;

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

     - entering into or amending or granting a waiver in any transaction with AerFi or any of its affiliates on behalf of any person within AerCo Group; and

     - entering into any agreement or commitment which is inconsistent with any express direction of AerCo.

     AerFi will agree not to (1) execute any letter of intent, new lease agreement, amendment to an existing lease or any agreement in respect of a sale of any AerCo Group aircraft or aircraft assets outside Ireland (except pursuant to a specific power of attorney issued on a case-by-case basis in Ireland), or
(2) make any material operational decision in respect of any AerCo Group aircraft or aircraft assets outside Ireland.

  Limitation on Liability

     AerFi is not liable to any person, other than AerCo Group to the limited extent described below, for any losses relating to:

     - the sale, lease or purchase of our aircraft on less favorable terms than might have been achieved at any time, so long as the transactions were entered into on the basis of a commercial decision or recommendation of AerFi in accordance with the AerFi services standard;

     - AerFi's obligation to apply the AerFi conflicts standard in performing its services, except, where the losses are finally adjudicated to have been caused directly by the negligence, recklessness, wilful misconduct or fraud of AerFi or its representatives;

     - the ownership, operation, maintenance, acquisition, leasing, financing, refinancing or sale of any of our aircraft, or any action, or failure to act on the part of any person at any time, prior to the effective date of the servicing agreement;

     - any action that AerCo instructs AerFi to take, limit or terminate despite AerFi's contrary recommendation;

     - AerCo Group's refusal to take any action that AerFi recommends;

     - the gross negligence, recklessness, fraud or wilful misconduct of any person within AerCo Group.

INDEMNIFICATION

     AerCo Group will indemnify AerFi and its representatives on an after-tax basis for any losses that may be asserted against them relating to:

     - AerFi's performance under the servicing agreement, except where the losses are finally adjudicated to have been caused by AerFi's negligence, recklessness, fraud or wilful misconduct in performing its obligations;

     - errors in judgment or omissions by AerFi or any action taken, limited or terminated in accordance with AerCo's instructions, except where the losses are finally adjudicated to have been caused by AerFi's negligence, recklessness, fraud or wilful misconduct in performing its obligations; or

     - any of the circumstances under which AerFi would not be liable to AerCo as described above.

     AerFi will indemnify AerCo Group on an after-tax basis for losses arising from the performance of its services, where the losses are finally adjudicated to have:

     - been caused directly by the negligence, recklessness, fraud or wilful misconduct of AerFi or any of its delegates in respect of its obligations to apply the AerFi services standard or the AerFi conflicts standard in connection with the performance of its services; or

     - directly resulted from a breach by AerFi of the express terms and conditions of the servicing agreement.

     AerFi's obligation to indemnify AerCo excludes circumstances where any person within AerCo Group has already received an amount sufficient to cover such losses.

  Aircraft Services

     AerFi will provide a wide range of services to AerCo Group, including:

     - lease marketing, such as remarketing, lease drafting, negotiation and execution;

     - aircraft management, such as rent collection, aircraft maintenance, insurance, contract compliance and enforcement against current lessees, and accepting delivery and redelivery of aircraft;

     - aircraft sales;

     - arranging valuations and monitoring and advising AerCo on regulatory developments;

     - assisting AerCo Group to stay in compliance with certain covenants under the indenture;

     - providing AerCo Group with data and information relating to our aircraft and the commercial aviation industry;

     - assistance with any public or private offerings and sale of refinancing notes or additional notes;

     - assistance with permitted tax-related dispositions or other permissible tax-based financings;

     - legal and other professional services relating to the lease, sale or financing of our aircraft, and the amendment, modification or enforcement of our aircraft leases; and

     - periodic reporting of operational, financial and other information on our aircraft and leases.

     AerFi has agreed to:

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

  Budgets

     AerCo adopts an annual and a three-year budget each year for all aircraft. AerFi has agreed to use reasonable commercial efforts to achieve the annual budget.

  Management Fees

     AerFi will be paid an annual retainer fee of approximately 0.10% of the initial appraised value of each aircraft in our fleet. The retainer fee is payable monthly in arrears in equal installments and subject to pro-rata reduction for any month in which we do not own all the aircraft currently in our fleet. In calculating the retainer fee, the initial appraised value may not be reduced below $250.0 million until all of the aircraft are sold. AerFi will also receive a monthly fee, equal to 1% of the aggregate rent paid for that month or portion of a month that AerCo Group owns the related aircraft which are subject to AerFi servicing.

     AerFi also will be reimbursed for certain expenses incurred in connection with its performance of the services which in the aggregate may constitute a significant additional component of AerCo's total overhead costs.

     Additionally, AerFi will be paid a fee at any time during the term of the servicing agreement on the actual date of sale of any of our aircraft in the amount of 1.25% multiplied by 90% of the initial appraised value of the relevant aircraft, net of transaction expenses, subject to certain conditions.

  Term and Termination

     The servicing agreement will be for a term commencing on the closing of the additional notes offering and expiring on the date of payment in full of all amounts outstanding to be paid on the notes and the other securities issued by AerCo as relating to additional aircraft owned by AerCo Group.

     AerFi may terminate the servicing agreement if:

     - AerCo does not pay:

      -- any servicing fees within five business days of a written delinquency notice, or

      -- any other amount payable by any person within AerCo Group within 10 business days of a delinquency notice;

     - any person within AerCo Group violates any material term, covenant, condition or agreement under the servicing agreement or any other operative document;

     - an involuntary proceeding under applicable bankruptcy, insolvency, receivership or similar law against AerCo, any of its subsidiaries or a substantial part of the property or assets of any person within AerCo Group, continues undismissed for 100 days or an order or decree approving any of the foregoing shall be entered or any such person goes into liquidation, suffers a receiver or mortgagee to take possession of all or substantially all of its assets or have an examiner appointed over it, or a petition or proceeding is presented for any of the foregoing and not discharged within 100 days;

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

     - AerFi becomes liable for taxes, except certain income and employment taxes, arising from its performing services to AerCo, if:

      -- AerFi cannot avoid the taxes using reasonable commercial efforts, and

      -- AerCo does not indemnify AerFi for the taxes;

     - directions given by AerCo or any of its subsidiaries are, or if carried out would be, unlawful under applicable law.

     AerCo may terminate the servicing agreement if:

     - AerFi materially breaches any of its obligations under the servicing agreement, including its obligation not to execute lease documents or make other operational decisions outside Ireland as described above, and fails to cure the breach after written notice from AerCo;

     - AerFi ceases or gives notice that it will cease to be actively involved in the aircraft advisory and management business;

     - AerCo repays, refinances or defeases all of its public or private debt securities in full;

     - AerFi undergoes, or may undergo, a change of control or transfers, or intends to transfer, more than 50% of the outstanding class E notes to one or more non-affiliates and, in either case, any credit rating agency which rates the notes (other than the class E notes) notifies or confirms to AerCo that it intends to downgrade, is downgrading or has downgraded the rating of any of the notes (other than the class E notes). AerFi will inform AerCo of any change of control of which it has actual knowledge or if it proposes to sell more than 50% of the outstanding class E notes to one or more non-affiliates;

     - an involuntary proceeding under bankruptcy, insolvency, receivership or similar law, against AerFi or a substantial part of its property or assets, continues undismissed for 100 days or an order or decree approving any of the foregoing shall be entered or AerFi goes into liquidation, suffers a receiver or mortgagee to take possession of all or substantially all of its assets or has an examiner appointed over it, or a petition or proceeding for any of the foregoing is presented and not discharged within 100 days;

     - a voluntary proceeding is commenced against AerFi under bankruptcy, insolvency, receivership or similar law upon consent by AerFi to the institution of, or failure by AerFi to contest the filing of, any petition described above, or filing of an answer admitting the material allegations of any such petition, or the making of a general assignment for the benefit of its creditors; or

     - AerFi and AerCo fail to resolve a conflict as provided in the servicing agreement.

     AerCo may terminate the servicing agreement for any aircraft to which any of the following conditions apply:

     - in the case of marketing for re-lease of an aircraft, such aircraft has been off-lease and is reasonably available for re-lease for more than 180 days after expiry of the agreed lease marketing period; or

     - AerFi fails, within a reasonable period of time not to exceed 180 days, to submit to AerCo a bona fide third party offer to purchase an aircraft after written direction from AerCo to arrange such a sale; or

     - AerFi recommends a course of action for an aircraft or lease to AerCo which AerCo does not approve and, after negotiation in good faith, AerFi refuses to amend, withdraw or replace such recommendation with one that is consistent with its obligations.

     The servicing agreement will terminate automatically if either of the administrative agency or cash management agreement is terminated.

     In no event will the servicing agreement terminate unless and until a successor servicer shall have been appointed and have accepted the appointment.

  Assignment of Servicing Agreement

     AerFi and AerCo may not assign their rights and obligations under the servicing agreement without each other's prior written consent.

  Priority of Payment of Servicing Fees and Reimbursable Expenditures

     AerFi's fees and expenses rank senior in priority of payment to all payments on the notes.

  Additional Servicers

     AerCo may appoint AerFi to service additional aircraft on the terms of the servicing agreement.

CORPORATE MANAGEMENT

  Administrative Agent

     The administrative agent, which is AerFi Administrative Services Limited (a subsidiary of AerFi), provides administrative and accounting services to the board of directors including:

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

     - assisting AerCo Group in developing and implementing its interest rate management policy and developing financial models, cash flow projections and forecasts and in making aircraft lease, sale and capital investment decisions;

     - advising AerCo Group on the appropriate levels of the liquidity reserve amount; and

     - assisting AerCo Group with the public or private offerings of refinancing notes.

     AerCo's board of directors may ask the administrative agent to provide additional administrative services. However, the administrative agent is not obligated to perform any additional services that could reasonably result in the business of AerCo or any of its subsidiaries ceasing to be separate and readily identifiable from, and independent of, the administrative agent, AerFi or any of their respective affiliates.

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

     In certain circumstances, AerCo may terminate the administrative agency agreement and, in certain other circumstances, the administrative agent may terminate it. The administrative agency agreement will terminate automatically if either of the servicing agreement or the cash management agreement is terminated.

     In no event will the administrative agency agreement terminate unless and until a successor administrative agent shall have been appointed and have accepted the appointment.

     The administrative agent is obligated to devote the same amount of time and attention and is required to exercise the same level of skill, care and diligence in the performance of its services as it would if it were administering such services on its own behalf. We refer to this as the "administrative agent's services standard".

     In addition, if any conflicts of interest arise with respect to the administrative agent's role and its other interests, the administrative agent must report such conflict promptly to AerCo and must act in a manner that treats AerCo equally with the entities giving rise to the conflict of interest, does not violate the administrative agent's services standard or any of its covenants under the administrative agency agreement and would not be reasonably likely to have a material adverse effect on AerCo. We refer to this as the "administrative agent's conflict duties".

  Cash Manager

     The cash manager, which is AerFi Cash Manager II Limited (a subsidiary of AerFi), provides cash management and related services to AerCo Group. The cash manager's duties include informing the servicer and the administrative agent of the aggregate deposits in the accounts and any other information that is required about the accounts. The cash manager is authorized to invest funds held by AerCo Group in the accounts other than the tax defeasance account in certain prescribed investments on permitted terms.

     The cash manager also calculates certain monthly payments and makes all other calculations as required under the cash management agreement based on data provided by the servicer on the aircraft and the leases. The cash manager also provides information required by the trustee to provide reports to the noteholders.

     The cash manager receives a fee of $250,000 per year for its services to AerCo Group. The fee is subject to adjustment for inflation. The cash manager will not be liable to AerCo Group for any losses or taxes payable by AerCo Group unless the losses or taxes arise from the cash manager's own gross negligence, simple negligence in the handling of funds, willful misconduct, deceit or fraud or that of its officers, directors, agents or employees. The cash manager will be indemnified by the members of AerCo Group for any loss, liability or tax incurred by the cash manager, its officers, directors, agents and employees as a result of the performance of services under the cash management agreement. AerCo Group will not indemnify the cash manager for losses caused by its own deceit, fraud, willful default or negligence or that of its officers, directors, agents and employees.

     In certain circumstances, AerCo or the cash manager may terminate the cash management agreement. The cash management agreement will terminate automatically if either of the servicing agreement or administrative agency agreement is terminated.

     In no event will the cash management agreement terminate unless and until a successor cash manager shall have been appointed and have accepted the appointment.

  Company Secretary

     The company secretary maintains company books and records, including minute books and stock transfer records. It makes available telephone, telecopy, telex and post office box facilities and will maintain a registered office in the relevant jurisdictions.

     Mourant & Co. Secretaries Limited acts as company secretary for members of AerCo Group that are incorporated in Jersey.

  Standby Servicer, Cash Manager and Administrative Agent

     A newly-formed Irish subsidiary of debis acts as standby servicer, cash manager and administrative agent with respect to the aircraft pursuant to the terms of the standby servicing, administrative agency and cash management agreement, between AerCo, debis and its Irish subsidiary. In the event the Irish subsidiary is called upon to provide services, such services shall be provided for all leases and aircraft and shall be performed under substantially the same terms and conditions as the AerFi Group performs its services under the servicing, administrative agency and cash management agreements. AerCo may terminate the standby arrangement if it pays a termination fee. In that case, AerCo will have to find an alternative standby servicer.

     The debis servicing agreement differs materially from the servicing agreement with AerFi in the following respects only:

     - debis's indemnity in favor of AerCo is limited to a maximum aggregate amount equal to the greater of (x) 2.5% of the initial appraised value for all aircraft and (y) $20.0 million with respect to any and all losses, except losses arising from fraud on the part of debis. AerFi's indemnity in favor of AerCo is unlimited.

     - debis is entitled to sales based incentive fees equal to 10% of the net gains earned on the sale of any aircraft for an amount in excess of 90% of initial appraised value. AerFi will not receive any incentive fees.

     - AerCo can, upon payment of a termination fee equal to 0.25% of the initial appraised value of the aircraft portfolio, terminate the appointment of debis on six months' written notice. AerCo does not have this right in respect of AerFi.

     The Irish subsidiary of debis does not presently hold the necessary authorizations from the Irish authorities to act as cash manager, but has agreed to use reasonable efforts to obtain those authorizations as soon as practicable after July 17, 2000.

     debis is engaged in the leasing and management of commercial jet aircraft under operating leases. Owned by DaimlerChrysler (DaimlerChrysler Services (35%), DaimlerChrysler Aerospace (10%)) and German banks (Hypo Vereinsbank (15%), Dresdner Bank (15%), Bayerische Landesbank (15%), and DG Bank (10%)), debis has a portfolio of 100 owned and managed aircraft (36 Airbus, 4 Boeing, 59 Fokker and 1 Dornier aircraft) valued at approximately $2.5 billion. The debis portfolio is comprised of 22 Airbus A320-series aircraft, 9 Airbus A330 aircraft, 3 Airbus A340 aircraft, 2 Airbus A300 freighter aircraft, 4 Boeing 737-400 aircraft, 27 Fokker 50 aircraft, 6 Fokker 70 aircraft, 26 Fokker 100 aircraft and 1 Dornier 228 aircraft. The aircraft are leased to 33 airlines in 22 countries worldwide. In addition, debis has 32 Airbus A320-series aircraft on order, with a market value of approximately $1.5 billion.

     Since debis commenced operations with the purchase of the Fokker leasing portfolio (35 aircraft) in late 1995, debis has diversified its fleet, primarily through the acquisition of Airbus narrowbody aircraft in the context of sale and leaseback transactions. In mid-1999, debis acquired a 15-aircraft-lease portfolio from Airbus Industrie Financial Services. Today, debis has a fleet mix (by book value) of 75% Airbus, 18% Fokker and 7% Boeing aircraft. The average age of the fleet is 5.9 years. All aircraft meet Stage 3 noise standards.

     While debis mainly purchases readily marketable narrowbody jets, its current fleet also contains 14 widebody aircraft.

     Based at Amsterdam's Schiphol airport, debis currently has 49 employees that handle leasing, management and re-marketing relationships. debis' management services include collecting rental payments, arranging and monitoring aircraft maintenance performed by others, technical inspection of aircraft, arranging and monitoring insurance, arranging for aircraft valuations, registration and de-registration of aircraft, monitoring compliance with lease arrangements and enforcement of lease provisions against lessees, conforming compliance with applicable ADs and facilitating delivery and redelivery of aircraft. Each member of debis' management team has an average of twenty years experience in the aviation industry.

B. COMPENSATION

     See "Directors and Senior Management -- Directors" for details of compensation received by AerCo directors.

C. BOARD PRACTICES

     See "Directors, Senior Management and Employees -- Directors and Senior Management -- Directors" for a description of AerCo's board practices.

     AerCo's existing directors have an indefinite term of office on the board of directors. None of the directors' service contracts provide for benefits on termination of their employment. AerCo does not have an audit or remuneration committee.

D. EMPLOYEES

     AerCo's directors are non-executive and AerCo does not and will not have any employees or executive officers. Accordingly, the board of directors relies upon AerFi, as servicer, the administrative agent, and the cash manager and the other service providers for all asset servicing, executive and administrative functions under the service provider agreements.

E. SHARE OWNERSHIP

     None of the directors of AerCo own any shares of the AerCo nor do they have options to purchase shares of AerCo.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The ordinary shares of AerCo are not listed on any national exchange or traded in any established market. The beneficial ownership of the ordinary shares as of the date of this report on Form 20-F is presented below.

                         BENEFICIAL OWNERSHIP OF AERCO

                                                                                              PERCENT
TITLE OF CLASS                                NAME & ADDRESS              NUMBER OF SHARES    OF CLASS
--------------                      ----------------------------------    ----------------    --------
Ordinary Shares...................  Mourant & Co. Trustees Limited           19 Shares           95%
                                    as trustees of AerCo Holding Trust
                                    22 Grenville Street, St. Helier
                                    Jersey, Channel Islands
                                    AerFi Group plc                            1 Share            5%
                                    Aviation House
                                    Shannon,
                                    Ireland

     Under the shareholders' undertaking entered into on July 15, 1998 by Mourant & Co. Trustees Limited as trustee of the Charitable Trust, the nominees, AerFi, AerCo and the trustee, the charitable trust trustee and AerFi agreed that, as long as the notes are outstanding, they will not, without the prior written approval of the trustee and all the directors, transfer any part of the ordinary shares held by them or any interest therein unless the transferee:

          (1) in the case of the ordinary shares held by the nominees for the charitable trust trustee, is a trustee of a trust formed for charitable purposes substantially identical to those for which the Charitable Trust is established; and

          (2) enters into an agreement substantially identical to the shareholders undertaking in favor of the trustee.

     In consideration for the undertakings given by the charitable trust trustee in the shareholders' undertaking, the charitable trust trustee is entitled to receive from AerCo an undertaking fee equal to $1,500 per annum. Under the instrument of trust establishing the Charitable Trust, a certificate given by the directors to the charitable trust trustee that its voting of the ordinary shares in a specified manner is in the best commercial interest of AerCo shall, for the purposes of the exercise of the charitable trust trustee's discretion, be conclusive that any such action is in AerCo's best commercial interests.

     See "Additional Information -- Articles of Association" for a description of the voting rights available to holders of AerCo ordinary shares.

B. RELATED PARTY TRANSACTIONS

     AerCo group has had and currently maintains various relationships with AerFi. First, AerFi acted as promoter in establishing the entities that comprise AerCo Group. Second, AerCo group purchased substantially all of its assets from AerFi and ALPS 94-1. See "Information on the Company -- History and Development of AerCo Limited". Third, AerFi is a holder of 5% of the ordinary share capital of AerCo. Fourth, subsidiaries of AerFi act as the Administrative Agent and Cash Manager for AerCo Group. See "Directors, Senior Management and
Employees -- Directors and Senior Management -- Corporate Management". Fifth, Mr. Hansom, Ms. Hynes and Mr. Redmond, employees of AerFi, hold certain directorships in AerCo and ALPS 94-1. Sixth, AerFi holds all of the AerCo subclass D-2, E-1 and E-2 notes.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated financial statements are listed in Item 19.

LEGAL PROCEEDINGS

     AerCo Group is not a party to any material legal proceedings.

B. SIGNIFICANT CHANGES

     See "Information on the Company -- History and Development of AerCo Limited -- The Additional Acquisition" for a description of significant changes which have occurred since the date of the annual financial statements.

ITEM 9.  THE LISTING

A. LISTING DETAILS

     Not applicable.

B. PLAN OF DISTRIBUTION

     Not applicable.

C. MARKETS

     Not applicable.

D. SELLING SHAREHOLDERS

     Not applicable.

E. DILUTION

     Not applicable.

F. EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not applicable.

B. ARTICLES OF ASSOCIATION

     The following summary contains a description of the material provisions of our Memorandum and Articles of Association (which we refer to as our Memorandum and our Articles respectively) and does not purport to be complete and is qualified in its entirety by reference to our Memorandum and Articles, copies of which have been filed as Exhibit 1 hereto.

  REGISTRATION AND OBJECTS

     The Company is a public limited liability company incorporated pursuant to the Companies (Jersey) Law 1991 (which we refer to as the Companies Law). We are registered under number 71839 in the register of companies maintained by the Jersey Registrar of Companies.

     Our objects and purposes are set out in paragraph 4 of our Memorandum.

     The purposes of the Company are, inter alia, the following:

     - the purchase of aircraft and related leases and the management, operation, lease, re-lease and sale of aircraft or any interest therein and the entry into of all contracts and activities incidental thereto;

     - the financing or refinancing of the foregoing activities through the issue of debt securities and the granting of security over the Company's property to secure the repayment of such debt securities;

     - the provision of loans to, and guarantees of the Company's subsidiaries;

     - engaging in currency and interest rate exchange transactions for hedging purposes.

  DIRECTORS

     We are managed by a board of directors which will consist of no more than five persons at any time. See "Directors, Senior Management and Employees".

  TRANSACTIONS IN WHICH OUR DIRECTORS ARE INTERESTED

     Our Articles provide that if a director has disclosed to the board of directors the nature and extent of such director's material interests, such director:

     - may be a party to, or otherwise interested in, any transaction or arrangement with AerCo or in which AerCo is otherwise interested;

     - other than, in the case of an independent director, to the extent limited by the definition of that term in our Articles (which provides that a person acting as an independent director must not at any time during such director's service as a director or during the 24 months prior to such director's appointment be or have been an employee, consultant, officer or director of AerFi, any holder of the class E notes or any affiliate of any such person), may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by AerCo or in which AerCo is otherwise interested or which engages in transactions similar to those engaged in by AerCo and might present a conflict of interest for such director in discharging such director's duties;

     - shall not, by reason of such director's office, be accountable to AerCo for any benefit which such director derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

     The servicing, administrative agency and cash management agreements between AerCo and the AerFi Group and the standby servicing, administrative agency and cash management agreements between AerCo, debis and its Irish subsidiary provide that certain actions shall be taken by AerCo by a special board resolution. These actions relate to certain matters in which a director appointed by the holder of AerCo's class E notes may have a potential conflict of interest, for example the exercise by AerCo of its rights to terminate any such agreement. Our Articles provide that a special board resolution will require the affirmative vote of a majority of the independent directors and, at any time at which the servicer and its affiliates hold the majority of AerCo's class E notes, the directors appointed by the holder of AerCo's class E notes will not have the right to vote in respect of a special board resolution.

  DIRECTORS' COMPENSATION

     All directors are compensated for travel and other expenses incurred by them in the performance of their duties. Our Articles provide for each independent director to be paid an aggregate fee of $75,000 per annum for his services. Our Articles provide that the class E note directors are not entitled to remuneration for their services. The provisions of our Articles may only be changed by special resolution passed by the holders of our shares (as to which see "Changes to Shareholders' Rights" below).

  DIRECTORS' BORROWING POWERS

     Our Articles provide for our directors to exercise all borrowing powers of the Company. The exercise of such powers is limited as a result of the contractual restrictions on our power to borrow contained in the indenture.

  DIRECTORS' AGE LIMITS

     There is no provision in our Articles or in the Companies Law as a result of which our directors would be required to retire from office upon reaching a certain age.

  DIRECTORS' SHARE OWNERSHIP REQUIREMENTS

     There is no provision in our Articles or in the Companies Law requiring our directors to hold shares in AerCo in order to be able to hold the position of director.

  RIGHTS, PREFERENCES AND RESTRICTIONS RELATING TO SHARES

     We have an authorized share capital consisting of 10,000 ordinary shares of $1 nominal value per share of which 20 have been issued and are fully paid. The rights, preferences and restrictions attaching to the shares are as follows:

  Dividend Rights

     We may distribute dividends to our shareholders from distributable profits in each fiscal year. These distributions are subject to the requirements of the Companies Law. For the purpose of calculating amounts available for distribution, profits and losses must be accumulated in so far as not previously utilized or written off in a reduction or re-organization of capital. Any dividends must be distributed to our shareholders in proportion to their shareholdings. Under our Articles, dividends not claimed within 10 years from the date of declaration shall, if our directors so resolve, be forfeited and shall from that time belong to the Company.

  Voting Rights

     Each holder of our shares is entitled to one vote per share at any general meeting of our shareholders.

  Rights to Share in the Profits

     See "Dividend Rights" above.

  Rights in the Event of Liquidation

     In the event that we are liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed to repay in full the nominal value of our shares. Any surplus will then be distributed proportionately among our shareholders in proportion to their shareholdings.

  Redemption of Shares

     Our shares are not redeemable shares.

  Sinking Fund

     Our shares are not subject to any sinking fund.

  Liability to further Capital Calls

     Shareholders are not liable to further capital calls.

  Principal Shareholder Restrictions

     There are no provisions in our Articles or in the Companies Law which would discriminate against any existing or prospective holder of our shares as a result of such shareholder owning a substantial number of shares.

CHANGES TO SHAREHOLDERS' RIGHTS

     The provisions of our Articles, which set out the rights attaching to our shares, may only be amended by a special resolution (which is a resolution passed either by a majority of not less than two thirds of votes cast in person or by proxy at a meeting of shareholders or passed by way of written resolution signed by or on behalf of each shareholder).

SHAREHOLDERS' MEETINGS

     AerCo is required to hold an annual general meeting and may also hold extraordinary general meetings. All meetings of our shareholders other than the annual general meeting are called extraordinary general meetings.

     Annual general meetings are convened by the directors each year and must be held not more than 18 months after the previous annual general meeting. The Finance and Economics Committee of the States (government) of Jersey has the power to call an annual general meeting of a Jersey company if that company fails to do so and the Royal Court of Jersey also has the power in certain circumstances set out in the Companies Law to call a meeting of a Jersey company. The holders of at least one-tenth in nominal value of our shares may requisition a meeting of shareholders.

     At least 21 days' notice of the annual general meeting and of any meeting at which a special resolution is to be proposed is required. Fourteen days' notice of any other meeting is required. An annual general meeting may however be held at short notice provided that all the shareholders entitled to attend and vote at the meeting agree. Any other meeting may be held at short notice if a majority of shareholders together holding at least 95% of the shares giving a right to attend and vote at such meeting agree.

     All shareholders or their proxies may attend and vote at the annual general meeting and extraordinary general meetings. Resolutions may be proposed either as special resolutions or as ordinary resolutions. A special resolution requires the affirmative vote of a majority of not less than two-thirds of votes cast and an ordinary resolution requires the affirmative vote of a simple majority of votes cast.

     The Companies Law contains provisions governing the convening and holding of meetings of shareholders which are reflected in our Articles.

LIMITATION ON SECURITY OWNERSHIP

     There are no restrictions under Jersey law or our Articles that limit the right of non-resident or foreign shareholders to hold or exercise voting rights in respect of our shares.

CHANGE IN CONTROL

     There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving AerCo or any of our subsidiaries. See, however, "Major Shareholders" for a description of certain contractual restrictions on the transfer of shares by the existing shareholders.

DISCLOSURE OF SHARE HOLDINGS

     There are no provisions in our Articles or in the Companies Law whereby persons acquiring, holding or disposing of a certain percentage of our shares are required to make disclosure of their ownership percentage.

JERSEY LAW AND OUR MEMORANDUM AND ARTICLES

     The content of our Memorandum and Articles is largely derived from an established body of corporate law and therefore they mirror the Companies Law in their provisions. There are no provisions in our Memorandum and Articles concerning changes of capital where these provisions would be considered more restrictive than that required by the Companies Law.

C. MATERIAL CONTRACTS

     None.

D. EXCHANGE CONTROLS

     There are currently no Jersey foreign exchange control restrictions on the payment of interest or principal on the notes. There are no restrictions under Jersey law or under our Articles that limit the right of non-resident or foreign owners to hold or vote the notes.

E. TAXATION

IRISH TAX CONSIDERATIONS

     The following is a summary of principles of Irish taxation law. These principles depend on interpretation of current law, regulations, rulings and decisions and Irish Revenue practice, and reliance on Irish Revenue confirmations obtained prior to the issue of and in connection with the old notes, all of which are subject to change. Any such change may be applied retroactively and may adversely affect the principles of Irish tax on which the opinion is based. This summary does not address all Irish tax principles that may apply to all categories of potential investors, some of which may be subject to special rules.

  Irish Income and Withholding Taxes on Payments on the Notes

     There will be no withholding or deduction for Irish taxes on principal and interest paid by AerCo on the global notes or any payment of the principal and interest on the book-entry interests. The foregoing, insofar as it relates to interest, is based on certain assumptions, including that the notes, including the global notes, are listed on the Luxembourg Stock Exchange or on another stock exchange which is recognized for relevant purposes of Irish law and that interest on the global and book-entry notes is paid by a paying agent outside of Ireland.

     The issuance of definitive notes may cause interest payments to be subject to Irish withholding tax at the standard income tax rate which is currently 22%. If any Irish withholding tax is imposed, noteholders and holders of book-entry interests should note that AerCo will not make any additional payments for any withholding tax. In this regard, Ireland has tax treaties with a number of jurisdictions which, under certain circumstances, reduce the rate of Irish withholding tax on payments of interest to persons resident in those jurisdictions. A holder of a definitive note who is entitled to the benefit of
Article 11 of the income tax treaty between the United States and Ireland (the "Treaty") (such a holder a "U.S. Holder") will normally be eligible to recover in full any Irish tax withheld from payments of interest to which such U.S. Holder is beneficially entitled by making a claim under the Treaty on the appropriate form. Alternatively, a claim may be made by a U.S. Holder in advance of a payment of interest. If the claim is accepted by the Irish Revenue, it will normally authorize subsequent payments to that U.S. Holder to be made without withholding for Irish tax.

     Noteholders who are not ordinarily resident in Ireland will not be subject to Irish income tax on interest paid by AerCo on the notes so long as the interest payments are made by AerCo in the course of carrying on relevant trading operations under its Shannon certificate. After December 2005 or on earlier termination of AerCo's Shannon certified operations, the exemption from Irish tax described above currently enjoyed by noteholders who are not ordinarily resident in Ireland will terminate, absent a change in law in the intervening period.

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

CERTAIN JERSEY TAX CONSIDERATIONS

     The following is a summary of the tax treatment under Jersey law of AerCo and the tax treatment under Jersey law for the purchase, ownership and disposition of the notes. The discussion is based on an interpretation of laws, regulations, rulings and decisions, including certain letters from the Comptroller of Income Tax in Jersey and the Director of the Jersey Financial Services Department, the functions of which were taken over by the Jersey Financial Services Commission with effect from July 1, 1998, all of which are currently in effect and are subject to change. Any such change may be applied retroactively and may adversely affect the Jersey tax consequences described herein. Unless otherwise noted, the term "note" refers to both the actual global notes and the interest in the global notes held indirectly through DTC, Clearstream, Luxembourg or Euroclear.

  Income Taxes

     AerCo currently qualifies as an "exempt company" under Article 123A of the Income Tax (Jersey) Law 1961 as amended. As an exempt company, AerCo will be treated for purposes of the 1961 Law as not resident in Jersey and will pay no Jersey income tax other than on income arising in Jersey (but, by long standing concession, excluding bank deposit interest arising in Jersey) and on profits of its trade (if any) carried on through an established place of business in Jersey. For purposes of the 1961 Law the Comptroller of Income Tax in Jersey, among other things, has granted certain concessions and given certain confirmations to AerCo, the effect of which is that AerCo will not be subject to Jersey income tax.

  Withholding Taxes

     In general, Jersey imposes a withholding tax at the rate of 20% on interest and other amounts paid to non-residents of Jersey with respect to a debt obligation of a company resident in Jersey. However, no such withholding tax is imposed with respect to an exempt company. Accordingly, based upon AerCo's qualification as an exempt company, no Jersey withholding tax will be deducted from interest and other amounts paid on the notes on account of Jersey taxes.

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

F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

G. STATEMENT BY EXPERTS

     Not applicable.

H. DOCUMENTS ON DISPLAY

     The documents concerning the Company which are referred to herein may be inspected at the Securities and Exchange Commission, or at the registered offices of the Company at 22 Grenville Street, St Helier, Jersey, JE4 8PX, Channel Islands. You may read and copy any documents filed or furnished by us at the SEC's public reference rooms in Washington D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms.

I. SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following quantitative and qualitative information is provided about financial instruments to which AerCo was a party as of March 31, 2000.

     The quantitative disclosure and other statements in this section are forward-looking statements that involve risks and uncertainties. Although our policy is to limit our exposure to changes in interest rates, we could suffer higher cash flow losses than described above as a result of actual future changes in interest rates. You should also note that our future exposure to interest rate movements will change as the composition of our lease portfolio changes or if we issue new subclasses of additional notes or refinancing notes with different interest rate provisions from the notes. You should also refer to "Key Information -- Risk Factors" for more information about risks, especially lessee credit risk, that could intensify our exposure to changes in interest rates.

  Interest Rate Sensitivity

     AerCo group's principal market risk exposure is to changes in interest rates. This exposure arises from its notes and the derivative instruments used by AerCo group to manage interest rate risk. The basic terms of each subclass of notes, including the outstanding principal amount and estimated fair value as of March 31, 2000, are as follows:

                                        PRINCIPAL                                          ESTIMATED
                        ANNUAL           AMOUNT                                          FAIR VALUE AT
                     INTEREST RATE     AT YEAR END    EXCEPTED FINAL         FINAL       MARCH 31, 2000
SUBCLASS OF NOTES  (PAYABLE MONTHLY)    $MILLION       PAYMENT DATE      MATURITY DATE      $MILLION
-----------------  -----------------   -----------   -----------------   -------------   --------------
Subclass A-1         (LIBOR+0.19%)         340         July 15, 2000     July 17, 2000        340
Subclass A-2         (LIBOR+0.32%)         212       December 15, 2005   July 15, 2023        211
Subclass B-1         (LIBOR+0.60%)          76         July 15, 2013     July 15, 2023         75
Subclass C-1         (LIBOR+1.35%)          85         July 15, 2013     July 15, 2023         80
Subclass D-1       (8.5% -- Fixed)          80         July 17, 2000     July 17, 2000         67
Subclass E-1       (20% -- Fixed)          112         July 15, 2023     July 15, 2023         22
                                           ---                                                ---
                                           905                                                795
                                           ===                                                ===

  Interest Rate Risk and Management

     The leasing revenues of AerCo are generated primarily from lease rental payments which are either fixed or floating. In some cases, leases carry fixed and floating rental payments for different rental periods. In the case of floating rate leases, an element of the rental varies in line with changes in LIBOR, generally six-month LIBOR. See "Information on the Company -- Business Overview -- The Leases" for more information regarding the terms of our leases. As of March 31, 2000, leases with respect to approximately 70.0% of the aircraft by appraised value at February 18, 2000 provided for fixed rate rental payments and approximately 30.0% provided for floating rate payments.

     In general, an exposure to interest rate risk arises when AerCo's fixed and floating interest obligations do not correlate to the mix of fixed and floating rate lease rental payments for different rental periods. This interest rate exposure can be managed through the use of interest rate swaps and other derivative instruments. The mix of fixed and floating rental payments contains a higher percentage of fixed rate payments than the percentage of fixed rate interest payments on the notes. In part, this reflects the fact that the reset periods on floating rental payments are generally longer than the monthly reset periods on the floating rate notes. AerCo enters into interest rate swaps in order to correlate the contracted fixed and floating rental payments to the fixed and floating interest rate payments on the notes.

     Under the swaps, AerCo generally pays fixed amounts and receives floating amounts on a monthly basis. The swaps amortize on the basis of the expected paydown schedule of the class A, class B and class C notes, the expiry dates of the leases under which lessees are contractually obligated to make fixed rate rental payments and the LIBOR reset dates under the floating rate leases. At least every three months, and in practice more frequently, the administrative agent seeks to enter into additional swaps or sell at market value or unwind part or all of the swaps and any future swaps in order to rebalance the fixed and floating mix of interest obligations and the fixed and floating mix of rental payments. None of AerCo's existing swaps has a maturity date extending beyond January 2008. The fair value of the swaps to AerCo at March 31, 2000 was $11.7 million.

     Additional interest rate exposure will arise to the extent that lessees owing fixed rate rental payments default and interest rates have declined between the contract date of the lease and the date of default. This exposure can be managed through the purchase of options on interest rate swaps. Because of the credit quality of the lessees and the current interest rate environment, AerCo does not currently intend to acquire any options on interest rate swaps. If the credit quality of the lessees changes materially, or if the interest rate environment warrants it, AerCo may decide to purchase options on interest rate swaps, or enter into other derivative transactions such as credit derivatives as a means of managing such risk.

     Through the use of interest rate swaps and other interest rate hedging instruments, it is AerCo's policy not to be adversely exposed to material movements in interest rates. We cannot assure you, however, that AerCo's interest rate risk management strategies will be effective in this regard. Any change to AerCo's policy with regard to its dealing in interest rate hedging products is subject to periodic review by the rating agencies.

     The directors of AerCo are responsible for reviewing and approving the overall interest rate management policies and transaction authority limits. As described below, the administrative agent, acting within the overall policies and limits, approves specific hedging instruments. Counterparty risk is monitored on an ongoing basis. Counterparties are subject to the prior approval of the directors of AerCo. AerCo's counterparties consist primarily of the affiliates of major U.S. and European financial institutions (which may include special purpose derivative vehicles) whose credit ratings are consistent with maintaining the ratings of the most senior class of notes then outstanding. AerCo has recently increased the number of swap counterparties from three to five.

     In implementing its interest rate management policy described above, AerCo seeks to manage its exposure to adverse changes in interest rates based on regular reviews of its interest rate risk. Typically, before each payment date, the administrative agent, on behalf of AerCo, estimates future principal payments on the notes based on a model of its cash flows. The fixed and floating rate components of our lease portfolio are then estimated. The administrative agent reviews this estimate whenever lease rentals (whether fixed or floating rate) are reset under the terms of the leases. This analysis invariably indicates that AerCo is "short" floating rate revenues and thus is adversely exposed to increases in LIBOR, the benchmark interest rate for the notes and the floating rate leases. After taking into account its available cash balance and its swap portfolio, AerCo then enters into additional interest rate swaps to hedge against the estimated amount of this shortfall. This interest rate swap portfolio is reviewed regularly on the basis described above.

     As an example, on March 31, 2000, AerCo entered into an interest rate swap. With respect to the monthly period from April 15, 2000 to May 15, 2000, the estimated note balances (classes A through C) were $711.0 million, leases maturing or rolling over amounted to $67.0 million, and relevant cash deposits amounted to $40.0 million. As the swaps that had been previously entered into carried a notional principal balance of $475.0 million, the new swap had a notional principal balance in that particular one month period of $130.0 million (after rounding). Similar calculations are carried out (on a forward looking basis) for each one month period.

     The following table sets forth terms of AerCo's swap portfolio as of September 15, 2000. In its swaps, AerCo generally pays a fixed monthly coupon and receives one month LIBOR on the notional principal balance.

CURRENT NOTIONAL                                             FIXED MONTHLY
BALANCE ($000S)      EFFECTIVE DATE       MATURITY DATE       PAY RATE %
----------------   ------------------   ------------------   -------------
      60,000         July 15, 1998         May 15, 2001        5.6690%
     125,000         July 15, 1998      September 15, 2004     5.7530%
      40,000        August 17, 1998      August 15, 2004       5.8240%
      20,000       September 28, 1998    January 15, 2004      5.0810%
      25,000        January 15, 1999      April 15, 2004       5.2140%
      15,000       February 23, 1999      March 15, 2004       5.3675%
      10,000         July 15, 1999        March 15, 2005       6.2650%
      70,000         July 27, 1999        March 15, 2006       6.3650%
      40,000        October 20, 1999    November 15, 2000      5.9800%
      15,000         March 15, 2000       March 15, 2001       6.2900%
           0*      November 15, 2000      March 15, 2004       7.1925%
           0*         May 15, 2001        March 15, 2005       7.1200%
      25,000         April 20, 2000      October 15, 2000      6.4250%
      35,000          May 25, 2000      November 15, 2000      6.9175%
     100,000         July 17, 2000      November 15, 2004      6.9530%
      80,000         July 17, 2000        June 15, 2007        7.0000%
      28,000         July 17, 2000       January 15, 2006      7.0000%
      36,000         July 17, 2000        April 15, 2007       7.0100%
      15,000         July 17, 2000      November 15, 2001      6.9100%
      15,000         July 17, 2000        April 15, 2004       6.9700%
      15,000         July 17, 2000       October 15, 2005      6.9900%
      15,000         July 17, 2000        June 15, 2005        6.9900%

CURRENT NOTIONAL                                             FIXED MONTHLY
BALANCE ($000S)      EFFECTIVE DATE       MATURITY DATE       PAY RATE %
----------------   ------------------   ------------------   -------------
      17,000         July 17, 2000      December 15, 2003      6.9600%
      18,000         July 17, 2000      November 15, 2000      6.7200%
      14,000         July 17, 2000        March 15, 2006       7.0000%
      14,000         July 17, 2000       October 15, 2005      6.9900%
      36,000         July 17, 2000       January 15, 2008      7.0200%
      12,000         July 17, 2000      November 15, 2003      6.9600%
      13,000         July 17, 2000        June 15, 2002        6.9400%
      13,000         July 17, 2000        June 15, 2002        6.9400%
      21,000         July 17, 2000      November 15, 2004      6.9550%
      16,000         July 17, 2000        April 15, 2004       6.9490%
      16,000         July 17, 2000         May 15, 2004        6.9500%
      16,000         July 17, 2000       October 15, 2004      6.9560%
      16,000         July 17, 2000        March 15, 2005       6.9610%
      13,000         July 17, 2000      February 15, 2005      6.9590%
      15,000         July 17, 2000        July 15, 2004        6.9560%
      45,000        August 15, 2000      January 15, 2001      6.7950%
      35,000       September 15, 2000      May 15, 2006        6.6930%
--------------
   1,114,000
--------------
--------------

---------------
* These are forward starting swaps which will become effective on the date shown on the "Effective Date" column.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     None

ITEMS 15 & 16.

     Not applicable.

                                    PART III

ITEM 17.

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See pages F-1 through F-49.

ITEM 19.  EXHIBITS

     1. Memorandum and Articles of Association of AerCo Limited (incorporating all amendments up to and including July 14, 2000)

     2.1 Indenture Supplement No. 1 dated as of July 17, 2000 among AerCo Limited and Bankers Trust Company, as trustee with respect to the notes, supplementing the indenture dated as of July 15, 1998, between AerCo Limited and the trustee (filed previously as exhibit 4.1 to AerCo's Registration Statement No. 33-366973 on Form F-4, filed April 14, 1999)

     4.1 Servicing agreement dated as of July 17, 2000 among AerFi Group plc, AerFi Administrative Services Limited, AerFi Cash Manager II Limited, AerCo Limited and the entities listed therein.

     8. List of direct aircraft owning subsidiaries

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          By: /s/ Adrian Robinson
                                            ------------------------------------
                                            Name: Adrian Robinson
                                            Title: Director

Dated: September 29, 2000

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
A.  HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS FOR AERCO
  AND ALPS 94-1
     Independent auditors' report...........................     F-3
     Consolidated balance sheets............................     F-4
     Consolidated statements of operations..................     F-5
     Consolidated statements of cash flows..................     F-6
     Statements of changes in shareholders' deficit.........     F-7
     Statement of accounting policies.......................     F-8
     Notes to the consolidated financial statements.........    F-12
B.  HISTORICAL FINANCIAL STATEMENTS FOR AERFI TRANSFERRED
  AIRCRAFT
     Independent auditors' report...........................    F-37
     Statements of operations...............................    F-38
     Statements of cash flows...............................    F-39
     Statements of changes in net assets....................    F-40
     Statement of accounting policies.......................    F-41
     Notes to the financial statements......................    F-43

     COMPANY DEFINITIONS

     "AERCO LIMITED"         AerCo Limited, a special purpose limited liability
                             company incorporated under the laws of Jersey with its registered office located at 22 Grenville
                             Street, St. Helier, Jersey, JE4 8PX, Channel
                             Islands.

     "AERCO"                 AerCo Limited and its consolidated subsidiaries.

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

                              FINANCIAL STATEMENTS

                                     AERCO

                                     AERCO

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF AERCO LIMITED

     We have audited the accompanying consolidated balance sheets of AerCo as of March 31, 2000 and March 31, 1999 and the related consolidated statements of operations, cash flows and changes in shareholders' deficit for AerCo for the year ended March 31, 2000 and the period from July 15, 1998 to March 31, 1999 and for ALPS 94-1 for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998. These consolidated financial statements are the responsibility of the directors of AerCo Limited and ALPS 94-1 Limited. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AerCo as at March 31, 2000 and March 31, 1999 and the results of operations and cash flows of AerCo for the year ended March 31, 2000 and for the period from July 15, 1998 to March 31, 1999 and ALPS 94-1 for the period from July 1, 1998 to July 14, 1998 and the year ended June 30, 1998 in conformity with generally accepted accounting principles in the United Kingdom.

     As discussed in note 24 to the consolidated financial statements, AerCo has adopted the provisions of Financial Reporting Standard 12, "Provisions, Contingent Liabilities and Contingent Assets". As a result, ALPS 94-1 has changed its accounting policy for maintenance to reflect the adoption of the AerCo accounting policy.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations of AerCo for the year ended March 31, 2000 and the period from July 15, 1998 to March 31, 1999 and of ALPS 94-1 for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998 and the shareholders' deficit of AerCo as of March 31, 2000 and March 31, 1999 to the extent summarised in notes 26, 27 and 28 to the consolidated financial statements.

KPMG
Chartered Accountants
Dublin, Ireland
June 14, 2000, except note 32 which is as of September 29, 2000

                                     AERCO

                          CONSOLIDATED BALANCE SHEETS

                                                          NOTES    MARCH 31, 2000    MARCH 31, 1999
                                                          -----    --------------    --------------
                                                                     U.S.$'000        U.S.$'000
ASSETS
CURRENT ASSETS
Cash..................................................        1         26,413            25,618
Commercial paper......................................        1         39,998            39,997
Accounts receivable, net..............................        2          4,752             4,004
                                                                     ---------         ---------
TOTAL CURRENT ASSETS..................................                  71,163            69,619
INTANGIBLE ASSETS
Goodwill, net.........................................        3         43,100            45,456
FIXED ASSETS
Aircraft, net.........................................        5        829,194           904,253
                                                                     ---------         ---------
TOTAL ASSETS..........................................                 943,457         1,019,328
                                                                     =========         =========
LIABILITIES & SHAREHOLDERS' DEFICIT
LIABILITIES
Accrued expenses and other liabilities................        7         89,902            70,436
Indebtedness..........................................        9        901,198           949,217
Security deposits.....................................       10         16,304            14,783
                                                                     ---------         ---------
TOTAL LIABILITIES.....................................               1,007,404         1,034,436
SHAREHOLDERS' DEFICIT
Share capital.........................................       11             --                --
Accumulated deficit...................................                 (63,947)          (15,108)
                                                                     ---------         ---------
TOTAL SHAREHOLDERS' DEFICIT...........................                 (63,947)          (15,108)
                                                                     ---------         ---------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT...........                 943,457         1,019,328
                                                                     =========         =========

     The accompanying notes, including the statement of accounting policies, on pages F-8 to F-11, are an integral part of the consolidated financial statements.

                                     AERCO

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       AERCO                            ALPS 94-1
                                             --------------------------   --------------------------------------
                                                                          (UNAUDITED)   PERIOD FROM
                                                           PERIOD FROM    NINE MONTHS     JULY 1,
                                             YEAR ENDED   JULY 15, 1998      ENDED        1998 TO     YEAR ENDED
                                               MARCH      TO MARCH 31,     MARCH 31,     JULY 14,      JUNE 30,
                                     NOTES    31, 2000        1999           1998          1998          1998
                                     -----   ----------   -------------   -----------   -----------   ----------
                                             U.S.$'000     U.S.$'000      U.S.$'000     U.S.$'000     U.S.$'000
REVENUES
Aircraft leasing...................   12       109,146         82,826         76,098         3,635      100,682
EXPENSES
Depreciation.......................    5       (46,998)       (33,821)       (28,569)       (1,519)     (37,826)
Provision for impairment in
  aircraft value...................   13       (13,079)            --         (8,720)           --       (8,720)
Amortization of goodwill...........    3        (2,356)        (1,669)            --            --           --
Net interest expense...............   14       (78,818)       (54,108)       (52,340)       (2,757)     (69,785)
Other expenses.....................   15       (15,742)        (8,311)        (4,278)         (646)      (6,599)
  Exceptional item -- termination
     fee...........................   13            --             --             --            --      (12,700)
                                             ---------      ---------      ---------     ---------    ---------
Total expenses.....................           (156,993)       (97,909)       (93,907)       (4,922)    (135,630)
                                             ---------      ---------      ---------     ---------    ---------
NET LOSS FROM OPERATIONS...........            (47,847)       (15,083)       (17,809)       (1,287)     (34,948)
(Loss)/profit on sale of
  aircraft.........................    5          (941)            10             --            10        2,426
                                             ---------      ---------      ---------     ---------    ---------
NET LOSS BEFORE PROVISION FOR
  TAXES............................   16       (48,788)       (15,073)       (17,809)       (1,277)     (32,522)
Provision for taxes................   17           (51)           (35)           (15)           --          (33)
                                             ---------      ---------      ---------     ---------    ---------
NET LOSS FOR THE PERIOD............            (48,839)       (15,108)       (17,824)       (1,277)     (32,555)
RETAINED LOSS BROUGHT FORWARD......            (15,108)            --        (44,691)      (77,246)     (44,691)
                                             ---------      ---------      ---------     ---------    ---------
RETAINED LOSS CARRIED FORWARD......            (63,947)       (15,108)       (62,515)      (78,523)     (77,246)
BASIC AND DILUTED LOSS PER ORDINARY
  SHARE............................   18        (2,442)        (755.4)      (1,782.4)       (127.7)    (3,255.5)
                                             ---------      ---------      ---------     ---------    ---------
WEIGHTED AVERAGE NUMBER OF ORDINARY
  SHARES OUTSTANDING...............   18            20             20             10            10           10
                                             =========      =========      =========     =========    =========

     All recognized gains and losses are included in the consolidated statements of operations above.

     There is no material difference between the net income for AerCo or ALPS 94-1 for any of the periods set out above, and the historical cost equivalent.

     The results for all periods are derived from continuing operations.

     The accompanying notes, including the statement of accounting policies on pages F-8 to F-11, are an integral part of the consolidated financial statements.

                                     AERCO

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       AERCO                                      ALPS 94-1
                                         ---------------------------------   ----------------------------------------------------
                                                            PERIOD FROM         (UNAUDITED)        PERIOD FROM
                                           YEAR ENDED     JULY 15, 1998 TO   NINE MONTHS ENDED     JULY 1, 1998      YEAR ENDED
                                         MARCH 31, 2000    MARCH 31, 1999     MARCH 31, 1998     TO JULY 14, 1998   JUNE 30, 1998
                                         --------------   ----------------   -----------------   ----------------   -------------
                                          U.S.$'000         U.S.$'000          U.S.$'000          U.S.$'000          U.S.$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period................       (48,839)          (15,108)           (17,824)            (1,277)          (32,555)
ADJUSTMENTS TO RECONCILE NET LOSS FROM
  OPERATIONS TO CASH
  PROVIDED/(UTILISED) BY OPERATING
  ACTIVITIES
Depreciation...........................        46,998            33,821             28,569              1,519            37,826
Amortization of goodwill...............         2,356             1,669                 --                 --                --
Amortization of debt issue costs.......           898               673                 --                 --                --
Provision for impairment in aircraft
  value................................        13,079                --              8,720                 --             8,720
Changes in operating assets and
  liabilities
  Accounts receivable..................          (748)           (1,077)               651               (252)            1,651
  Exceptional item -- termination
    fee................................            --                --                 --                 --            12,700
  Accrued expenses and other
    liabilities........................        27,888            14,080             17,372             (3,005)           21,264
Net maintenance expenditure............        (7,481)           (4,675)               269             (1,062)           (1,938)
Net security deposits
  received/(repaid)....................         1,521            (1,422)            (1,648)                --            (1,947)
                                           ----------        ----------         ----------          ---------        ----------
NET CASH PROVIDED/(UTILISED) BY
  OPERATING ACTIVITIES.................        35,672            27,961             36,109             (4,077)           45,721
                                           ----------        ----------         ----------          ---------        ----------
CAPITAL EXPENDITURE
Purchase of aircraft...................          (622)               --             (1,132)                --            (1,132)
Sale of aircraft.......................        14,663            14,500                 --             65,677            11,518
                                           ----------        ----------         ----------          ---------        ----------
                                               14,041            14,500             (1,132)            65,677            10,386
ACQUISITIONS
Purchase of subsidiary undertakings....            --        (1,071,565)                --                 --                --
Cash acquired with subsidiaries........            --           146,175                 --                 --                --
                                           ----------        ----------         ----------          ---------        ----------
                                                   --          (925,390)                --                 --                --
MANAGEMENT OF LIQUID RESOURCES
Net (purchase)/sale of commercial
  paper................................            (1)          (39,997)             1,739             36,686             3,135
                                           ----------        ----------         ----------          ---------        ----------
FINANCING ACTIVITIES
Debt issued............................            --           986,609                 --                 --                --
Indebtedness repaid....................       (48,917)          (38,065)           (35,690)            (3,719)          (59,108)
                                           ----------        ----------         ----------          ---------        ----------
NET CASH (OUTFLOW)/INFLOW FROM
  FINANCING ACTIVITIES.................       (48,917)          948,544            (35,690)            (3,719)          (59,108)
                                           ----------        ----------         ----------          ---------        ----------
NET INCREASE IN CASH...................           795            25,618              1,026             94,567               134
CASH AT BEGINNING OF PERIOD............        25,618                --             51,474             51,608            51,474
                                           ----------        ----------         ----------          ---------        ----------
CASH AT END OF PERIOD..................        26,413            25,618             52,500            146,175            51,608
                                           ==========        ==========         ==========          =========        ==========

     Disclosure of cash flow information is set out in Note 22.

     The accompanying notes, including the statement of accounting policies on pages F-8 to F-11, are an integral part of the consolidated financial statements.

                                     AERCO

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

                                                                                               TOTAL
                                                   NUMBER                      RETAINED    SHAREHOLDERS'
                                                  OF SHARES   SHARE CAPITAL      LOSS         DEFICIT
                                                  ---------   -------------   ----------   -------------
                                                                U.S.$'000     U.S.$'000    U.S.$'000
ALPS 94-1:
Balance at June 30, 1997.......................      10               --        (44,691)      (44,691)
Net loss for the year..........................      --               --        (32,555)      (32,555)
                                                     --          -------       --------      --------
Balance at June 30, 1998.......................      10               --        (77,246)      (77,246)
Net loss for the period........................      --               --         (1,277)       (1,277)
                                                     --          -------       --------      --------
BALANCE AT JULY 14, 1998.......................      10               --        (78,523)      (78,523)
                                                     ==          =======       ========      ========
--------------------------------------------------------------------------------------------------------
AERCO:
Balance at July 15, 1998.......................      20               --             --            --
Net loss for the period........................      --               --        (15,108)      (15,108)
                                                     --          -------       --------      --------
Balance at March 31, 1999......................      20               --        (15,108)      (15,108)
Net loss for the year..........................      --               --        (48,839)      (48,839)
                                                     --          -------       --------      --------
BALANCE AT MARCH 31, 2000......................      20               --        (63,947)      (63,947)
                                                     ==          =======       ========      ========

     The accompanying notes, including the statement of accounting policies on pages F-8 to F-11, are an integral part of the consolidated financial statements.

                                     AERCO

                        STATEMENT OF ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     AerCo Limited was incorporated in Jersey, Channel Islands on June 4, 1998 for the purpose of refinancing ALPS 94-1 and the acquisition of 10 aircraft from AerFi. AerCo did not conduct any business prior to July 15, 1998.

     This transaction, which occurred on July 15, 1998, involved the purchase by AerCo Limited of 100% of the capital stock of ALPS 94-1 Limited and thereby a portfolio of 25 aircraft and related leases and the purchase of 10 aircraft and related leases from AerFi. The acquisition of the 10 aircraft from AerFi was achieved through the purchase of the capital stock in a number of aircraft owning subsidiaries of AerFi. AerCo Limited financed the acquisition of the capital stock of ALPS 94-1 Limited and the 10 aircraft from AerFi through the issue of five classes of notes. All of the three most senior classes of notes (the "A to C notes") were sold in a U.S.$800 million underwritten global public offering. AerFi subscribed for all of the fourth and fifth classes of notes (the "D and E notes").

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

     The unaudited consolidated financial statements included herein have been prepared by AerCo without audit and conform with generally accepted accounting principles in the United Kingdom and comply with Financial Reporting Standards of the Accounting Standards Board in the United Kingdom as promulgated by the institute of Chartered Accountants in England and Wales. Generally accepted accounting principles in the United Kingdom differ in certain significant aspects from generally accepted accounting principles in the United States. A summary of the differences are set out in notes 25 through 28.

     In the opinion of AerCo's management, the accompanying unaudited consolidated financial statements have been prepared on a basis substantially consistent with the audited consolidated financial statements and contain adjustments, all of which are of a normal recurring nature necessary to present fairly its financial position as of March 31, 1998 and its results of operations and cash flows for the nine months ended March 31, 1998. Interim results are not necessarily indicative of results for the fiscal year.

                                     AERCO

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the directors of AerCo Limited and ALPS 94-1 Limited to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. While the directors of AerCo Limited and ALPS 94-1 Limited believe that the estimates and related assumptions used in the preparation of these financial statements are appropriate, actual results could differ from those estimates. Estimates are made in the assessment of collectibility of receivables, the recoverable amounts in respect of aircraft and goodwill and the related estimated lives of such assets.

BASIS OF CONSOLIDATION

     The consolidated financial statements include the results of AerCo Limited and all its subsidiaries (including ALPS 94-1). All intercompany profits, transactions and account balances have been eliminated.

GOODWILL

     Purchased goodwill arising on the acquisition of a business represents the excess of acquisition cost over the fair value of the identifiable net assets when they were acquired. Purchased goodwill arising on acquisitions is capitalized on the balance sheet and amortized on a straight line basis over the estimated economic life of the goodwill.

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

                                     AERCO

TAXATION

     AerCo Limited has been granted exempt company status by the Jersey taxation authorities. It pays an exempt company fee of STG L600 per annum. AerCo Limited and its Irish subsidiaries are subject to Irish corporation tax on qualifying trading operations at a rate of 10% until December 31, 2005. Thereafter the corporate tax rate is due to revert to 12 1/2% to take account of the stated government commitment on future tax rates. Taxation is provided on the profits of the foreign subsidiaries at the current rates.

     ALPS 94-1 Limited has been granted exempt company status by the Jersey taxation authorities. It pays an exempt company fee of STG L600 per annum. Taxation is provided on the profits of its subsidiaries at the current rates.

AIRCRAFT

     In the period ended June 30, 1995 ALPS 94-1 agreed to purchase 27 aircraft on operating leases from AerFi.

     On July 15, 1998 AerCo completed the AerCo Group transaction resulting in a refinancing and restructuring of ALPS 94-1 and the acquisition of an additional 10 aircraft from AerFi. The refinancing involved the purchase of aircraft at an aggregate appraised fair market value of U.S.$951.97 million.

     Aircraft are stated at cost less accumulated depreciation and are depreciated at rates calculated to write off the cost of the assets to their estimated residual value on a straight line basis, over their estimated useful economic lives. The current estimates of residual values and useful economic lives are generally 15% of cost, and 25 years from date of manufacture, respectively.

     Additional charges are made to reduce the book value of specific assets to the recoverable amount where an impairment in value is considered to have occurred in accordance with Financial Reporting Standard No. 11 "Impairment of Tangible Fixed Assets and Goodwill". An impairment review is carried out when there has been an indication of impairment, usually on the basis of independent market appraisals and indications of market demand. An impairment is measured by comparing the carrying value of the aircraft and engines with the recoverable amount. Recoverable amount is the higher of the net realisable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted at a market rate of return.

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

                                     AERCO

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     AerCo manages its interest rate exposure through the use of interest rate swaps. Under these swap arrangements AerCo will pay fixed interest and receive floating interest on a monthly basis. The objective of AerCo's interest rate risk management policy is to correlate the contracted fixed and floating rental payments in its portfolio to the floating interest payments on the A, B and C notes, taking account of expected amortization on these notes. Net receipts and payments arising in respect of these swaps are recognized as adjustments to interest expense on an accruals basis.

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

                                     AERCO

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1   CASH AND COMMERCIAL PAPER

                                                                  MARCH 31, 2000    MARCH 31, 1999
                                                                  --------------    --------------
                                                                  U.S.$'000         U.S.$'000
    Cash......................................................        26,413            25,618
    Commercial paper..........................................        39,998            39,997
                                                                     -------           -------
                                                                      66,411            65,615
                                                                     =======           =======

     Substantially all of the cash and commercial paper balances of AerCo at March 31, 2000 and March 31, 1999 are held for specific purposes under the terms of the AerCo Trust Indenture.

2   ACCOUNTS RECEIVABLE, NET

                                                                  MARCH 31, 2000    MARCH 31, 1999
                                                                  --------------    --------------
                                                                  U.S.$'000         U.S.$'000
    Trade receivables, net....................................         4,508             3,174
    Non-trade receivables.....................................           244               830
                                                                     -------           -------
                                                                       4,752             4,004
                                                                     =======           =======

     Trade receivables comprise amounts in respect of rent and maintenance payments due from lessees and are stated net of provisions for doubtful debt.

     As at March 31, 2000 three lessees accounted for 36%, 32% and 20% respectively of trade receivables of AerCo. Trade receivables at March 31, 2000 are shown net of a bad debt provision of U.S.$3.5m.

     As at March 31, 1999 four lessees accounted for 60%, 16%, 14% and 10% respectively of trade receivables of AerCo. Trade receivables at March 31, 1999 are shown net of a bad debt provision of U.S.$1.4m.

     Activity in the allowance for doubtful accounts was as follows:

                                                                  MARCH 31, 2000    MARCH 31, 1999
                                                                  --------------    --------------
                                                                    U.S.$'000         U.S.$'000
    Balance, beginning of period..............................         1,366               819
    Provision for doubtful accounts...........................         2,146               547
                                                                     -------           -------
    Balance, end of period....................................         3,512             1,366
                                                                     =======           =======

     Non-trade receivables comprise prepayments.

3   GOODWILL, NET

                                                                  MARCH 31, 2000    MARCH 31, 1999
                                                                  --------------    --------------
                                                                  U.S.$'000         U.S.$'000
    COST
    At beginning and end of period............................        47,125            47,125
                                                                     -------           -------
    AMORTIZATION
    Beginning of period.......................................        (1,669)               --
    Amortization in period....................................        (2,356)           (1,669)
                                                                     -------           -------
    End of period.............................................        (4,025)           (1,669)
                                                                     -------           -------
    NET BOOK VALUE
    Beginning of period.......................................       (45,456)               --
                                                                     =======           =======
    End of period.............................................        43,100            45,456
                                                                     =======           =======

     Goodwill of U.S.$47.125 million represents the difference between the fair value of the net assets acquired and the consideration paid by AerCo Limited in respect of its acquisition of ALPS 94-1 and the AerFi transferred aircraft. Goodwill is amortized over a 20 year period which is the period over which the directors of AerCo Limited estimate that the value of the underlying businesses acquired is expected to exceed the values of its identifiable net assets. Further information in relation to the calculation of goodwill is set out in note 4.

                                     AERCO

4   ACQUISITION OF ALPS 94-1 AND THE AERFI TRANSFERRED AIRCRAFT

     On July 15, 1998 AerCo Limited acquired 100% of the capital stock of ALPS 94-1 Limited and thereby a portfolio of 25 aircraft and the related leases and purchased 10 aircraft and related leases from AerFi. The acquisition of the 10 aircraft from AerFi was achieved through the purchase of the capital stock in a number of aircraft owning subsidiaries of AerFi. AerCo Limited financed the acquisition of the capital stock of ALPS 94-1 Limited and the 10 aircraft from AerFi through the issue of five classes of notes and also used the proceeds from the issue of these notes to repay the third party indebtedness of ALPS 94-1 and the intercompany indebtedness to AerFi of the aircraft owning companies in respect of the 10 aircraft acquired from AerFi.

     The fair value of the net assets acquired and the consideration given on the acquisition of ALPS 94-1 and the AerFi transferred aircraft is summarized as follows:

                                                                     FAIR VALUE ADJUSTMENTS
                                                AERFI TRANSFERRED   -------------------------
                                   ALPS 94-1        AIRCRAFT         VALUATION       OTHER       FAIR VALUE OF
                                   BOOK VALUE      BOOK VALUE       ADJUSTMENTS   ADJUSTMENTS   ASSETS ACQUIRED
                                   ----------   -----------------   -----------   -----------   ---------------
                                   U.S.$'000      U.S.$'000         U.S.$'000     U.S.$'000      U.S.$'000
Current assets...................    148,899              609               --          (406)        149,102
Fixed assets -- aircraft.........    732,905          178,756           40,312            --         951,973
Accrued liabilities & other
  Liabilities....................    (72,057)          (5,799)              --       (11,603)        (89,459)
Security deposits................    (13,255)          (2,950)              --            --         (16,205)
Indebtedness (A to D notes)......   (680,701)              --               --            --        (680,701)
Indebtedness to AerFi............   (194,314)         (48,435)              --      (118,776)       (361,525)
Deferred income tax..............         --           (5,148)           5,148            --              --
                                   ---------        ---------        ---------     ---------       ---------
NET ASSETS ACQUIRED..............    (78,523)         117,033           45,460      (130,785)        (46,815)
                                   =========        =========        =========     =========
Consideration paid...........................................................................           (310)
                                                                                                   ---------
GOODWILL ON ACQUISITION......................................................................        (47,125)
                                                                                                   =========

     The fair value adjustments in respect of the aircraft arise as a result of a valuation of these assets to reflect the directors' estimate of their current market value at the date of acquisition. This valuation of the ALPS 94-1 aircraft and the AerFi transferred aircraft exceeded the book values in these entities by $6 million and $34 million respectively. The fair value adjustment in respect of deferred taxation arises on the AerFi transferred aircraft as a result of the change in the tax basis of these aircraft on their acquisition by AerCo Limited.

     The other adjustments in respect of current assets and accrued liabilities and other expenses relate to current assets of the AerFi transferred aircraft not acquired by AerCo Limited and the liability in respect of the makewhole premium payable by ALPS 94-1 on the refinancing of its A to D note indebtedness.

     The adjustment to indebtedness is comprised of (i) an amount of $37 million in respect of indebtedness in the acquired entities which was forgiven as part of the transaction whereby AerCo Limited acquired ALPS 94-1 and the AerFi transferred aircraft and (ii) additional indebtedness to AerFi of U.S.$156 million representing the difference between the historic third party indebtedness of AerFi in respect of the AerFi transferred aircraft and the intercompany indebtedness to AerFi which arose on the acquisition of the aircraft owning companies which held these aircraft at the date they were acquired by AerCo Limited.

                                     AERCO

4   ACQUISITION OF ALPS 94-1 AND THE AERFI TRANSFERRED AIRCRAFT (CONTINUED)
     The historical financial information for ALPS 94-1 is shown in the consolidated statements of operations as comparatives. The summarized statement of operations information for the AerFi transferred aircraft for the year ended June 30, 1998 and for the 14 day period immediately prior to the acquisition by AerCo Limited is set out below:

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO     YEAR ENDED
                                                                 JULY 14, 1998     JUNE 30, 1998
                                                                ---------------    -------------
                                                                 U.S.$'000         U.S.$'000
REVENUES
Aircraft leasing............................................            983            21,109
EXPENSES
Depreciation................................................           (464)          (10,215)
Net interest expense........................................         (1,392)           (6,612)
Other expenses..............................................            355            (4,804)
                                                                    -------           -------
                                                                     (1,501)          (21,631)
                                                                    -------           -------
NET LOSS FROM OPERATIONS BEFORE TAXES.......................           (518)             (522)
Benefit for taxes...........................................              5               501
                                                                    -------           -------
NET LOSS FOR THE PERIOD.....................................           (513)              (21)
                                                                    =======           =======

5   AIRCRAFT, NET

                                           AERCO             AERCO           ALPS 94-1        ALPS 94-1
                                       MARCH 31, 2000    MARCH 31, 1999    JULY 14, 1998    JUNE 30, 1998
                                       --------------    --------------    -------------    -------------
                                        U.S.$'000         U.S.$'000         U.S.$'000        U.S.$'000
COST
Beginning of period................        937,766                --           949,288          975,179
Additions..........................            622           951,973                --            1,132
Disposals..........................        (16,343)          (14,207)          (76,897)         (27,023)
                                         ---------         ---------         ---------        ---------
End of period......................        922,045           937,766           872,391          949,288
                                         =========         =========         =========        =========
DEPRECIATION
Beginning of period................        (33,513)               --          (140,478)        (108,583)
Charge for the period..............        (46,998)          (33,821)           (1,519)         (37,826)
Disposal...........................            739               308            11,231            5,931
                                         ---------         ---------         ---------        ---------
End of period......................        (79,772)          (33,513)         (130,766)        (140,478)
                                         =========         =========         =========        =========
IMPAIRMENT PROVISIONS
Beginning of period................             --                --            (8,720)         (12,000)
Charge for the period..............        (13,079)               --                --           (8,720)
Disposal...........................             --                --                --           12,000
                                         ---------         ---------         ---------        ---------
End of period......................        (13,079)               --            (8,720)          (8,720)
                                         =========         =========         =========        =========
NET BOOK VALUE
Beginning of period................        904,253                --           800,090          854,596
                                         =========         =========         =========        =========
End of period......................        829,194           904,253           732,905          800,090
                                         =========         =========         =========        =========

                                     AERCO

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

     In the year ended March 31, 2000, the directors of AerCo have made a provision of U.S.$13.1m to reflect an impairment in the value of one B747 aircraft in its fleet. The directors arrived at such determination based on the financial condition of the aircraft's current lessee, the physical condition of the aircraft and the unfavorable market conditions for this aircraft type.

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

     In the year ended June 30, 1996, the directors of ALPS 94-1 Limited made a provision of U.S.$12 million to reflect an impairment in the value of one A300 aircraft in its fleet. The directors arrived at such determination based upon the then unfavorable market conditions for this aircraft type, which also caused the appraisal firms to reduce their appraisal values for this aircraft type. This aircraft was disposed of to AerFi during the year ended June 30, 1998 and this provision was included in determining the profit on the disposal of this aircraft of U.S.$2.4 million.

     The aircraft and other assets held by ALPS 94-1 had charges attached to them such that they represented security for the notes issued (see note 9(d)).

     During the year ended March 31, 2000, AerCo disposed of one aircraft to a third party to whom the aircraft had been on lease giving rise to a loss on disposal of U.S.$941,000.

     During the period from July 15, 1998 to March 31, 1999 AerCo disposed of one aircraft to a third party to whom the aircraft had been on lease giving rise to a profit on disposal of U.S.$10,000.

     During the period from July 1, 1998 to July 14, 1998 ALPS 94-1 Limited disposed of one aircraft to AerFi. This disposal resulted in a profit of U.S.$10,000 in the period.

     During the year ended June 30, 1998 ALPS 94-1 Limited disposed of one aircraft to AerFi. This disposal resulted in a profit of U.S.$2,426,000 in the year.

                                     AERCO

6   OPERATING LEASES

     All of AerCo's aircraft are leased on operating leases to 25 lessees as at March 31, 2000. Rentals on certain of the leases are variable in accordance with prevailing interest rates.

     The following is a schedule of contracted future rentals receivable, by year, on operating leases as of March 31, 2000. The interest rates prevailing at March 31, 2000 have been applied in determining rentals which are variable in accordance with prevailing interest rates.

YEAR ENDING MARCH 31,                                           U.S.$'000
---------------------                                           ----------
2001........................................................      93,691
2002........................................................      74,820
2003........................................................      61,742
2004........................................................      38,230
2005........................................................      16,951
Thereafter..................................................      14,559
                                                                 -------
                                                                 299,993
                                                                 =======

     There are no contingent rentals.

     The leases have charges attached to them such that they represent security for the notes issued.

7   ACCRUED EXPENSES AND OTHER LIABILITIES

                                                               MARCH 31, 2000   MARCH 31, 1999
                                                               --------------   --------------
                                                                 U.S.$'000      U.S.$'000
ACCRUED EXPENSES AND OTHER LIABILITIES COMPRISE:
Aircraft maintenance reserves...............................       32,216           39,697
Deferred income.............................................        3,014            4,670
Interest on A to D notes....................................        2,270            2,260
Interest on E notes.........................................       38,000           14,101
Taxation....................................................           46               53
Other accruals..............................................       14,356            9,655
                                                                  -------          -------
                                                                   89,902           70,436
                                                                  =======          =======

     All accrued expenses and other liabilities fall due within one year with the exception of the entire amount of the accrued interest on the E notes and aircraft maintenance reserves which are split as follows:

                                                               MARCH 31, 2000   MARCH 31, 1999
                                                               --------------   --------------
                                                                 U.S.$'000      U.S.$'000
AIRCRAFT MAINTENANCE RESERVES:
Due within one year.........................................        6,342           13,876
Due after one year..........................................       25,874           25,821
                                                                  -------          -------
                                                                   32,216           39,697
                                                                  =======          =======

                                     AERCO

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     AerCo's financial instruments comprise its A through E note indebtedness, cash and liquid resources and interest rate swaps. These financial instruments are denominated in U.S. dollars and are used in connection with AerCo's leasing operations. These financial instruments comprise a mixture of fixed and floating items and AerCo has also contracted both fixed and floating rental streams with its lessees.

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

     AerCo seeks to manage its liquidity risk through maintaining a liquidity reserve amount of U.S.$40 million and through the application of available collections from lessees to meet its debt and other obligations in accordance with a predetermined priority of payments as set out in the Trust Indenture.

     (I) INTEREST RATE PROFILE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

     The following table depicts the interest rate profile of AerCo's financial assets and financial liabilities at March 31, 2000 after taking into account the derivatives used by AerCo. In accordance with FRS 13 "DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS" the tables do not include interests in associate undertakings and short term debtors and creditors.

     Financial Assets

     After taking account of the interest rate swaps entered into by AerCo, the interest rate profile of AerCo's assets at March 31, 2000 was:

                                                                          FLOATING RATE    FIXED RATE
                                                              TOTAL          ASSETS          ASSETS
                                                            ----------    -------------    ----------
                                                            U.S.$'000     U.S.$'000        U.S.$'000
Financial Assets
Cash....................................................      26,413          26,413             --
Commercial Paper........................................      39,998          39,998             --
                                                             -------         -------        -------
                                                              66,411          66,411             --
                                                             =======         =======        =======

     The cash bears interest at rates based on daily U.S.$ LIBOR. The commercial paper bears interest based on rates available for A1 +/P1 U.S. commercial paper.

                                     AERCO

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)
     Financial Liabilities

     The interest rate profile of AerCo's financial liabilities at March 31, 2000 was:

                                                                          FLOATING RATE    FIXED RATE
                                                                            FINANCIAL       FINANCIAL
                                                              TOTAL        LIABILITIES     LIABILITIES
                                                            ----------    -------------    -----------
                                                            U.S.$'000     U.S.$'000        U.S.$'000
Financial Liabilities
Indebtedness
A-1 notes...............................................     340,000         340,000              --
A-2 notes...............................................     212,281         212,281              --
B-1 notes...............................................      76,293          76,293              --
C-1 notes...............................................      84,444          84,444              --
D-1 notes...............................................      80,000              --          80,000
E-1 notes...............................................     111,973              --         111,973
Aircraft maintenance reserves due after one year........       5,844           5,844              --
                                                             -------         -------         -------
TOTAL...................................................     910,835         718,862         191,973
                                                             =======         =======         =======

     A-1, A-2, B-1 and C-1 note indebtedness bear interest at rates based on one month LIBOR plus a specified margin of 0.19%, 0.32%, 0.60% and 1.35% respectively.

     Aircraft maintenance reserves bear interest at six month U.S.$ LIBOR rates.

     The interest rate on the D-1 and E-1 notes is 8.5% and 20% respectively. The weighted average period for which the D-1 and E-1 notes are fixed is 11 years and 24 years respectively.

     (II) MATURITY OF FINANCIAL LIABILITIES

     Information relating to the maturity profile of indebtedness is set out in
Note 9. The estimated maturity profile of aircraft maintenance reserves which are classified as financial liabilities is as follows:

DUE:                                                          U.S.$'000
----                                                          ---------
In more than one year but not more than two years...........     2,534
In more than two years but not more than five years.........     3,310
In more than five years.....................................        --
                                                               -------
                                                                 5,844
                                                               =======

     (III) BORROWING FACILITIES

     AerCo had no undrawn committed borrowing facilities at March 31, 2000.

                                     AERCO

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)
     (IV) FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

     The book values and fair values of AerCo's financial assets and liabilities as at March 31, 2000 by category are set out below:

PRIMARY FINANCIAL INSTRUMENTS HELD OR ISSUED TO
FINANCE AERCO'S OPERATIONS                                      BOOK VALUE    FAIR VALUE
-----------------------------------------------                 ----------    ----------
                                                                U.S.$'000     U.S.$'000
Financial Assets
Cash........................................................      26,413        26,413
Commercial paper............................................      39,998        39,998
                                                                 -------       -------
Total.......................................................      66,411        66,411
                                                                 =======       =======
Financial Liabilities
Indebtedness
A-1 notes...................................................     340,000       339,841
A-2 notes...................................................     212,281       210,996
B-1 notes...................................................      76,293        74,591
C-1 notes...................................................      84,444        80,337
D-1 notes...................................................      80,000        67,200
E-1 notes...................................................     111,973        22,395
Aircraft maintenance reserves due after one year............       5,844         5,844
                                                                 -------       -------
Total.......................................................     910,835       801,204
                                                                 =======       =======
Derivative financial instruments
Interest rate swaps (notional principal U.S.$565 million)...          --        11,673
                                                                 =======       =======

     The fair values of notes outstanding have been determined by reference to prices available from the markets in which these notes are traded. The fair value of aircraft maintenance reserves which are subject to floating rates is their par value. All the other fair values shown have been calculated by discounting future estimated cash flows at prevailing interest rates.

     In accordance with the objectives of AerCo's hedging policies the fair value gain arising in respect of AerCo's interest rate swaps is offset to a significant extent by fair value losses inherent in the contracted fixed rate leases entered into by AerCo.

                                     AERCO

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)
     (V) GAINS AND LOSSES ON HEDGES

     AerCo enters into interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognized in the financial statements. An analysis of these unrecognized gains and losses is as follows:

                                                                                           TOTAL NET
                                                                 GAINS         LOSSES        GAINS
                                                               ----------    ----------    ----------
                                                               U.S.$'000     U.S.$'000     U.S.$'000
Unrecognized gains and (losses) on hedges at March 31,
  1999.....................................................         776        (2,869)       (2,093)
(Losses) at the start of the year in a gain position at the
  end
  of year..................................................      (2,635)        2,635            --
                                                                -------       -------       -------
Unrecognized (losses) at March 31, 1999....................      (1,859)         (234)       (2,093)
Gains and (losses) arising in previous periods that were
  recognized in the year to March 31, 2000.................       1,389          (118)        1,271
                                                                -------       -------       -------
(Losses) arising before March 31, 1999 that were not
  recognized in the year ended March 31, 2000..............        (470)         (352)         (822)
Gains arising in the current year that were not recognized
  in the year ended March 31, 2000.........................      12,173           322        12,495
                                                                -------       -------       -------
Unrecognized gains and (losses) on hedges at March 31,
  2000.....................................................      11,703           (30)       11,673
                                                                =======       =======       =======
Of which:
Gains expected to be recognized in 2001....................       4,154           132         4,286
Gains and (losses) expected to be recognized in 2002 or
  later....................................................       7,549          (162)        7,387

9   INDEBTEDNESS

     A) PRINCIPAL

     The purchase by AerCo Limited of 100% of the capital stock of ALPS 94-1 Limited and thereby a portfolio of 25 aircraft and related lessees, the purchase of 10 aircraft and related lessees from AerFi and the refinancing of the ALPS 94-1 indebtedness was funded by the issue of notes by AerCo Limited.

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

                                     AERCO

9   INDEBTEDNESS (CONTINUED)

     A) PRINCIPAL (CONTINUED)

                                                           AERCO             AERCO
                                                       MARCH 31, 2000    MARCH 31, 1999     AT ISSUE
                                                       --------------    --------------    ----------
                                                        U.S.$'000         U.S.$'000        U.S.$'000
Subclass A-1 notes.................................       340,000           340,000         340,000
Subclass A-2 notes.................................       212,281           255,436         290,000
Subclass B-1 notes.................................        76,293            81,568          85,000
Subclass C-1 notes.................................        84,444            84,931          85,000
Subclass D-1 notes.................................        80,000            80,000          80,000
Subclass E-1 notes.................................       111,973           111,973         111,973
Deferred Financing Costs...........................        (3,793)           (4,691)         (5,364)
                                                          -------           -------         -------
                                                          901,198           949,217         986,609
                                                          =======           =======         =======

     Repayments of principal on the A, B, C and D notes are made monthly and commenced in August 1998. The repayment of principal on the A to D notes is dependent upon the cash available at each monthly payment date and is governed by the Priority of Payments set out in the Trust Indenture entered into by AerCo Limited on July 15, 1998 (the "Closing Date").

     The repayment of class E note principal is not due until the class A to D notes have been fully repaid. Repayment of the principal amount of the class E notes and accrued interest thereon are dependent upon funds being available to meet such liabilities as they fall due.

     B) INTEREST

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

                                     AERCO

9   INDEBTEDNESS (CONTINUED)

     C) DEBT MATURITY

     The repayment terms of the class A, B, C and D notes are such that certain principal amounts are expected to be repaid on certain dates based on certain assumptions (the "Expected Final Payment Dates") or refinanced through the issue of new notes by specified Expected Final Payment Dates but in any event are ultimately due for repayment on specified final maturity dates (the "Final Maturity Dates"). In the event that the A, B and C notes are not repaid or refinanced by the Expected Final Payment Dates the interest rates applicable to those notes may increase. The Expected Final Payment Dates, Final Maturity Dates, Principal Amount and interest rates applicable to each class of notes are set out as below:

                                            PRINCIPAL AMOUNT    EXPECTED FINAL
CLASS OF NOTES             INTEREST RATES    MARCH 31, 2000      PAYMENT DATE      FINAL MATURITY DATE
--------------             --------------   ----------------   -----------------   -------------------
                                            U.S.$ MILLION
Class A-1................  LIBOR + 0.19%           340             July 17, 2000      July 15, 2023
Class A-2................  LIBOR + 0.32%           212         December 15, 2005      July 15, 2023
Class B-1................  LIBOR + 0.60%            76             July 15, 2013      July 15, 2023
Class C-1................  LIBOR + 1.35%            85             July 15, 2013      July 15, 2023
Class D..................           8.5%            80            March 15, 2014      July 15, 2023
Class E..................            20%           112             July 15, 2023      July 15, 2023
                                                 -----
                                                   905
                                                 =====

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

     The target principal balances repayable analysed by year of repayment are as follows (all amounts are in U.S.$'000):

                                                            SUBCLASS
                                 --------------------------------------------------------------
YEAR ENDING MARCH 31               A-1        A-2        B-1        C-1        D-1       TOTAL
--------------------             -------    -------    -------    -------    -------    -------
2001.........................    340,000     32,322      4,323      1,074         --    377,719
2002.........................         --     30,942      4,964      1,749         --     37,655
2003.........................         --     22,532      5,460      2,490         --     30,482
2004.........................         --     26,924      6,732      3,285         --     36,941
2005.........................         --     25,302      7,540      4,126         --     36,968
Thereafter...................         --     74,259     47,274     71,720     80,000    273,253
                                 -------    -------    -------    -------    -------    -------
Total........................    340,000    212,281     76,293     84,444     80,000    793,018
                                 =======    =======    =======    =======    =======    =======

     The principal of the subclass E-1 notes is not payable until the outstanding principal balance of the class A to D notes is reduced to zero.

10  SECURITY DEPOSITS

     Security deposits of U.S.$16,304,000 in AerCo as at March 31, 2000 (U.S.$14,783,000 at March 31, 1999) are held as security for obligations in accordance with the terms of certain leases. The deposits are held as cash and commercial paper by AerCo (See Note 1).

                                     AERCO

11  SHARE CAPITAL

     Called up share capital comprises:

                                                                  MARCH 31, 2000    MARCH 31, 1999
                                                                  --------------    --------------
                                                                    U.S.$             U.S.$
    AUTHORIZED
    10,000 ordinary shares of U.S.$1 each.....................        10,000            10,000
                                                                     =======           =======
    ISSUED AND FULLY PAID
    20 ordinary shares of U.S.$1 each.........................            20                20
                                                                     =======           =======

     AerCo Limited issued 20 ordinary shares at U.S.$1 each on June 4, 1998.

12  REVENUES AND CONCENTRATION OF CREDIT RISK

     A) DISTRIBUTION OF REVENUES BY GEOGRAPHIC AREA

                                                       AERCO            ALPS 94-1
                                    AERCO           PERIOD FROM        PERIOD FROM         ALPS 94-1
                                  YEAR ENDED      JULY 15, 1998 TO   JULY 1, 1998 TO       YEAR ENDED
                                MARCH 31, 2000     MARCH 31, 1999     JULY 14, 1998      JUNE 30, 1998
                               ----------------   ----------------   ----------------   ----------------
                               U.S.$'000    %     U.S.$'000    %     U.S.$'000    %     U.S.$'000    %
                               ---------   ----   ---------   ----   ---------   ----   ---------   ----
Europe......................     52,956    48.5    40,456     48.8     1,508     41.5      45,624   45.3
North America...............      9,186     8.4     7,009      8.5       144      4.0       4,328    4.3
South/Central America.......     21,366    19.6    14,318     17.3       716     19.7      21,375   21.2
Asia/Pacific................     25,638    23.5    21,043     25.4     1,267     34.8      29,355   29.2
                                -------    ----    ------     ----     -----     ----   ---------   ----
                                109,146     100    82,826      100     3,635      100     100,682    100
                                =======    ====    ======     ====     =====     ====   =========   ====

     All revenues are derived from aircraft leasing.

     In the year ended March 31, 2000, 17% and 11% of AerCo's lease revenues was derived from the United Kingdom and Spain respectively. No other country accounted for greater than 10% of AerCo's lease revenues.

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

     B)  CONCENTRATION OF CREDIT RISK

     Credit risk with respect to trade accounts receivable is generally mitigated due to the number of lessees and their dispersal across different geographic areas.

     AerCo and ALPS 94-1 manage their exposures to particular countries through obtaining security from lessees by way of deposits, letters of credit and guarantees. In addition AerCo and ALPS 94-1 had maintained Political Risk Insurance in respect of certain lessees.

                                     AERCO

12  REVENUES AND CONCENTRATION OF CREDIT RISK (CONTINUED)

     B)  CONCENTRATION OF CREDIT RISK (CONTINUED)
     AerCo and ALPS 94-1 continually evaluate the financial position of lessees and, based on this evaluation, the amounts outstanding and the available security, make an appropriate provision for doubtful debts.

     As at March 31, 2000 one lessee accounted for 11% of AerCo's lease revenues. No other lessee accounted for greater than 10% of AerCo's lease revenues for the year ended March 31, 2000.

     As at March 31, 1999, one lessee accounted for 10% of AerCo's lease revenues. No other lessee accounted for greater than 10% of AerCo's lease revenues for the period from July 15, 1998 to March 31, 1999.

     At July 14, 1998 no lessee accounted for greater than 10% of ALPS 94-1's lease revenues.

     As at June 30, 1998, one lessee accounted for 14% of ALPS 94-1's lease revenues and another accounted for 12% of ALPS 94-1's lease revenues. No other lessee accounted for greater than 10% of ALPS 94-1's lease revenues for the year ended June 30, 1998.

13  EXCEPTIONAL ITEMS

                                                             AERCO             ALPS 94-1
                                          AERCO           PERIOD FROM         PERIOD FROM        ALPS 94-1
                                         YEAR END       JULY 15, 1998 TO    JULY 1, 1998 TO     YEAR ENDED
                                      MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998     JUNE 30, 1998
                                      --------------    ----------------    ---------------    -------------
                                      U.S.$'000          U.S.$'000           U.S.$'000         U.S.$'000
Provision for impairment in
  aircraft value (note 5).........        13,079                 --                  --             8,720
Termination fee (i)...............            --                 --                  --            12,700
                                         -------            -------             -------           -------
                                          13,079                 --                  --            21,420
                                         =======            =======             =======           =======

---------------

(i) In the year ended June 30, 1998 the directors of ALPS 94-1 Limited approved the transaction involving the sale of the capital stock of ALPS 94-1 Limited to AerCo Limited. ALPS 94-1 Limited entered into a contract with its servicer, GE Capital Aviation Services Limited ("GECAS") whereby it agreed to terminate the GECAS servicing agreement in respect of the management of ALPS 94-1's assets in consideration for a termination fee of $12.7 million. This amount was charged in the year ended June 30, 1998.

14  NET INTEREST EXPENSE

                                                             AERCO             ALPS 94-1
                                          AERCO           PERIOD FROM         PERIOD FROM        ALPS 94-1
                                        YEAR ENDED      JULY 15, 1998 TO    JULY 1, 1998 TO     YEAR ENDED
                                      MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998     JUNE 30, 1998
                                      --------------    ----------------    ---------------    -------------
                                       U.S.$'000          U.S.$'000           U.S.$'000         U.S.$'000
Interest payable on notes.........        80,957             56,047               2,977            73,560
Net interest income...............        (2,139)            (1,939)               (220)           (3,775)
                                         -------            -------             -------           -------
                                          78,818             54,108               2,757            69,785
                                         =======            =======             =======           =======

                                     AERCO

15  OTHER EXPENSES

                                                             AERCO             ALPS 94-1
                                          AERCO           PERIOD FROM         PERIOD FROM        ALPS 94-1
                                        YEAR ENDED      JULY 15, 1998 TO    JULY 1, 1998 TO     YEAR ENDED
                                      MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998     JUNE 30, 1998
                                      --------------    ----------------    ---------------    -------------
                                       U.S.$'000          U.S.$'000           U.S.$'000         U.S.$'000
Servicer's fees...................         4,023              2,637                 108             2,894
Political risk insurance..........           292                247                  54               425
Hull war risks insurance..........           363                329                  --                --
Administration fees...............         2,102              1,561                  20               412
Cash managers' fees...............           251                177                  --                76
Technical & leasing costs.........         5,021              1,521                  --             1,914
Provision for doubtful costs......         2,146                547                 174                --
Legal & professional fees.........           736                657                 260               440
Directors' & Officer's
  insurance.......................           352                282                  12               295
Directors' fees and expenses......           344                278                  18               100
Audit and tax fees................           112                 75                  --                43
                                         -------            -------             -------           -------
                                          15,742              8,311                 646             6,599
                                         =======            =======             =======           =======

16  NET LOSS BEFORE PROVISION FOR TAXES

     A) NET LOSS BEFORE PROVISION FOR TAXES IS STATED AFTER CHARGING:

                                                             AERCO             ALPS 94-1
                                          AERCO           PERIOD FROM         PERIOD FROM        ALPS 94-1
                                        YEAR ENDED      JULY 15, 1998 TO    JULY 1, 1998 TO     YEAR ENDED
                                      MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998     JUNE 30, 1998
                                      --------------    ----------------    ---------------    -------------
                                       U.S.$'000          U.S.$'000           U.S.$'000        U.S.$'000
     Directors' remuneration......           344                278                  18             100
                                         =======            =======             =======             ===

     B) DIRECTORS AND OFFICERS' INSURANCE

     Directors' and Officers' Insurance has been implemented for AerCo and ALPS 94-1. Directors of AerCo Limited and ALPS 94-1 Limited also have the protection of an unsecured indemnity from AerCo Limited and ALPS 94-1 Limited in respect of claims relating to them in their capacity as directors.

17  PROVISION FOR TAXES

                                                             AERCO             ALPS 94-1
                                          AERCO           PERIOD FROM         PERIOD FROM        ALPS 94-1
                                        YEAR ENDED      JULY 15, 1998 TO    JULY 1, 1998 TO     YEAR ENDED
                                      MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998     JUNE 30, 1998
                                      --------------    ----------------    ---------------    -------------
                                        U.S.$'000         U.S.$'000           U.S.$'000         U.S.$'000
     Corporation tax provision....            (51)              (35)                 --               (33)
                                         ========           =======             =======           =======

     Taxation provisions for AerCo and ALPS 94-1 relate to taxes levied in local jurisdictions in respect of the activities of subsidiaries.

     AerCo's income from approved activities in Ireland is taxable at a rate of 10% until December 31, 2005.

                                     AERCO

18  BASIC AND DILUTED LOSS PER ORDINARY SHARE

     The calculation of basic and diluted loss per ordinary share for AerCo Limited for the year ended March 31, 2000 and the period from July 15, 1998 to March 31, 1999 has been computed by dividing the losses of U.S.$48,839,000 and U.S.$15,108,000 respectively by the weighted average number of ordinary shares outstanding during these periods of 20 shares.

     The calculation of basic and diluted loss per ordinary share for ALPS 94-1 Limited from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998 has been computed by dividing the losses of U.S.$1,277,000 and U.S.$32,555,000 respectively by the weighted average number of ordinary shares outstanding during these periods of 10 shares.

     No adjustments have been made to the basic or diluted loss per ordinary share for ALPS 94-1 Limited for the period from July 1, 1998 to July 15, 1998 and for the year ended June 30, 1998 as a result of the change in capital structure and the fair value adjustments arising out of the refinancing and acquisition of ALPS 94-1 and the AerFi transferred aircraft and therefore, the earnings per share figures for AerCo Limited and ALPS 94-1 Limited are not directly comparable.

19  STAFF COSTS AND NUMBERS

     AerCo and ALPS 94-1 have no employees.

20  SUBSIDIARY COMPANIES

     AerCo Limited has the following subsidiary companies as at March 31, 2000:

NAME                                COUNTRY OF INCORPORATION          BUSINESS          % OF SHARES HELD
----                                ------------------------    --------------------    ----------------
AerCo Ireland Limited.............  Ireland                     Aircraft leasing and          100%
                                                                sub-leasing
AerCo Ireland II Limited..........  Ireland                     Aircraft leasing and          100%
                                                                sub-leasing
AerCo USA Inc.....................  USA                         Aircraft leasing and          100%
                                                                sub-leasing
ALPS 94-1 Limited.................  Jersey                      Aircraft leasing and          100%
                                                                sub-leasing
Pergola Limited...................  Ireland                     Aircraft leasing and          100%
                                                                sub-leasing
ALPS 94-1(Belgium) N.V............  Belgium                     Aircraft leasing and          100%
                                                                sub-leasing
AerFi (Belgium) N.V...............  Belgium                     Aircraft leasing and          100%
                                                                sub-leasing
ALPS 94-1 (France) S.A.R.L........  France                      Dormant                       100%

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

                                     AERCO

22  CASH FLOW STATEMENT

     A) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                             ALPS 94-1
                                          AERCO             AERCO           PERIOD FROM        ALPS 94-1
                                        YEAR ENDED       PERIOD ENDED     JULY 1, 1998 TO     YEAR ENDED
                                      MARCH 31, 2000    MARCH 31, 1999     JULY 14, 1998     JUNE 30, 1998
                                      --------------    --------------    ---------------    -------------
                                      U.S.$'000         U.S.$'000          U.S.$'000         U.S.$'000
Cash paid in respect of:
Interest -- A - C notes...........        43,585            30,694              3,872            49,191
Interest -- D - E notes...........        10,999             7,332                 --             5,624
Interest rate swaps...............         1,566               987                 --                --
                                         -------           -------            -------           -------
                                          56,150            39,013              3,872            54,815
                                         =======           =======            =======           =======

     B) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT -- AERCO

                                                                U.S.$'000
                                                                ---------
Increase in cash in the year................................          795
Cash outflow from decrease in debt..........................       48,917
Increase in liquid resources in year........................            1
                                                                ---------
Change in net debt resulting from cash flows................       49,713
Amortization of issue costs.................................         (898)
                                                                ---------
Movement in net debt in the year............................       48,815
Net debt at March 31, 1999..................................     (883,602)
                                                                ---------
Net debt at March 31, 2000..................................     (834,787)
                                                                =========

     C) ANALYSIS OF NET DEBT -- AERCO

                                                                        OTHER NON
                                        MARCH 31, 1999    CASH FLOW    CASH CHARGES    MARCH 31, 2000
                                        --------------    ---------    ------------    --------------
                                         U.S.$'000        U.S.$'000    U.S.$'000        U.S.$'000
Cash................................         25,618             795            --           26,413
Liquid resources....................         39,997               1            --           39,998
Indebtedness........................       (949,217)         48,917          (898)        (901,198)
                                          ---------       ---------     ---------        ---------
                                           (883,602)         49,713          (898)        (834,787)
                                          =========       =========     =========        =========

     D) PURCHASE OF SUBSIDIARY UNDERTAKINGS

                                                                U.S.$'000
                                                                ----------
NET ASSETS ACQUIRED
Aircraft....................................................      951,973
Accounts receivable.........................................        2,927
Cash........................................................      146,175
Accrued expenses and other liabilities......................      (60,430)
Security deposits...........................................      (16,205)
                                                                ---------
                                                                1,024,440
Goodwill....................................................       47,125
                                                                ---------
                                                                1,071,565
                                                                =========
Satisfied by cash...........................................    1,071,565
                                                                =========

                                     AERCO

23  COMMITMENTS

     AerCo Limited and its consolidated subsidiaries have no long-term contracts other than those with their service providers (see note 31) and lessees (see note 6).

     FOREIGN TAXATION

     The international character of AerCo's operations give rise to some uncertainties with regard to the impact of taxation in certain countries. The position is kept under continuos review and AerCo provides for all known liabilities.

24  NEW ACCOUNTING STANDARDS IMPLEMENTED

     FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" ("FRS 12") was effective for AerCo for its first trading accounting period ended March 31, 1999.

     Under the accounting policy previously adopted by ALPS 94-1 all aircraft maintenance reserves collected from lessees in respect of major aircraft and engine overhauls were held as provisions. Under FRS 12 the pre-accrual of maintenance costs is not permitted and accordingly ALPS 94-1 changed its accounting policy in the period ended March 31, 1999 to reflect the adoption of the AerCo accounting policy for maintenance. The effect of this change in accounting policy is that maintenance reserves collected from lessees which cannot be drawn down by current lessees are no longer provided. Such reserves only arose prior to June 30, 1996 and the adjustment therefore has no effect on reported results. The balance sheet effect of this change in accounting policy was to reduce both maintenance provisions and the accumulated deficit of ALPS 94-1 by U.S.$1.973 million at each balance sheet date.

25 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements are prepared in accordance with U.K. GAAP which differ significantly in certain respects from U.S. GAAP. These significant differences are described below:

     (A) BASIS OF ACCOUNTING FOR TRANSACTIONS BETWEEN AERCO, ALPS 94-1 AND
AERFI.

     Under U.K. GAAP the transaction whereby AerCo Limited acquired ALPS 94-1 Limited and the AerFi transferred aircraft is accounted for using acquisition accounting. Under U.S. GAAP the transactions between AerCo, ALPS 94-1 and AerFi are transactions between entities under common control as these entities are all part of a single consolidated group. The U.S. GAAP historical financial information is presented for ALPS 94-1 and has not been retroactively restated using the "AS-IF-POOLING-OF INTEREST-METHOD" in respect of the AerFi transferred aircraft because of the restricted nature of the vehicles.

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

                                     AERCO

25 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     (B) AIRCRAFT (CONTINUED)
on July 1, 1996 to reflect the impact of adopting the revised estimates of accumulated depreciation in respect of prior periods. Under U.S. GAAP, no such additional depreciation charge arises.

     For U.S. GAAP purposes, ALPS 94-1 adopted FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of " as of July 1, 1996. AerCo has also adopted FASB Statement No.
121. FASB Statement No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. This statement did not materially change the carrying value of ALPS 94-1's assets in the period when it was first applied. Prior to the adoption of the FASB Statement No. 121, ALPS 94-1 recorded additional charges to reduce the book value of specific assets to fair value where a permanent diminution in value was considered to have occurred.

     The differences between income recorded for U.K. GAAP and U.S. GAAP therefore relate to (i) the difference between the amortized cost of the aircraft under U.S. GAAP and the initial appraised value under U.K. GAAP, (ii) the difference in depreciation under U.S. GAAP and U.K. GAAP, (iii) the difference in additional depreciation resulting from the change in depreciation method under U.K. GAAP, (iv) the difference in the cost of aircraft disposed under U.S. GAAP and U.K. GAAP, (v) different impairment provisions because of the different cost base for the aircraft.

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

     Substantially all of the cash balances of AerCo at March 31, 2000 and March 31, 1999 are held for specific purposes under the terms of the AerCo Trust Indenture.

     Substantially all of the cash balances of ALPS 94-1 at June 30, 1998 and July 14, 1998 were held for specific purposes under the terms of the ALPS 94-1 Deed of Charge.

                                     AERCO

25 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
     (D) GOODWILL

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

     (H) FUTURE DEVELOPMENTS

     SFAS No. 133 "Accounting for Derivative Instruments and for Hedging Activities" was issued in June 1998. In June 1999, The Financial Accounting Standards Board ("FASB") issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133", which defers the effective date until fiscal years beginning after 15 June 2000. Therefore, initial application for AerCo will be on 1 April 2001 and on that date, hedging relationships shall be designated anew. The SFAS may not be retroactively applied to financial statements of prior periods. AerCo is currently reviewing the likely impact of this Statement.

                                     AERCO

26 RECONCILIATION OF NET INCOME AS STATED IN ACCORDANCE WITH U.K. GAAP TO NET INCOME IN ACCORDANCE WITH U.S. GAAP

                                                                           ALPS 94-1
                                                                          (UNAUDITED)        ALPS 94-1
                                           AERCO            AERCO         NINE MONTHS       PERIOD FROM       ALPS 94-1
                                         YEAR ENDED      PERIOD ENDED        ENDED        JULY 1, 1998 TO    YEAR ENDED
                                       MARCH 31, 2000   MARCH 31, 1999   MARCH 31, 1998    JULY 14, 1998    JUNE 30, 1998
                                       --------------   --------------   --------------   ---------------   -------------
                                         U.S.$'000       U.S.$'000        U.S.$'000        U.S.$'000         U.S.$'000
Retained loss in accordance with U.K.
  GAAP...............................      (48,839)         (15,108)         (17,824)           (1,277)         (32,555)
Goodwill amortization................        2,356            1,669               --                --               --
Exceptional item: additional
  depreciation charge................           --               --               --                --               --
Difference in depreciation of
  aircraft...........................        8,644            5,759            4,315               243            5,773
Difference in provision for
  impairment of aircraft value.......        6,979               --            8,200                --            8,200
Difference in book value of aircraft
  sold...............................           --               --               --             7,007               --
Difference in book value of aircraft
  sold...............................         (375)            (319)              --                --           (2,226)
                                         ---------        ---------        ---------         ---------        ---------
NET (LOSS)/INCOME IN ACCORDANCE WITH
  U.S. GAAP BEFORE EXTRAORDINARY
  ITEM...............................      (31,235)          (7,999)          (5,309)            5,973          (20,808)
                                         ---------        ---------        ---------         ---------        ---------
Cumulative effect of change in
  accounting policy for
  maintenance........................           --            1,973               --                --               --
EXTRAORDINARY ITEM -- NET GAIN ON
  EXTINGUISHMENT OF DEBT;
  Gain on forgiveness of indebtedness
    to AerFi arising as part of the
    refinancing transaction..........           --           37,389               --                --               --
  Makewhole premium arising on
    refinancing......................           --          (11,603)              --                --               --
                                         ---------        ---------        ---------         ---------        ---------
                                                --           25,786               --                --               --
                                         ---------        ---------        ---------         ---------        ---------
NET (LOSS)/INCOME IN ACCORDANCE WITH
  U.S. GAAP..........................      (31,235)          19,760           (5,309)            5,973          (20,808)
                                         =========        =========        =========         =========        =========
Weighted average number of ordinary
  shares outstanding.................           20               20               10                10               10
                                         =========        =========        =========         =========        =========
BASIC AND DILUTED (LOSS)/PROFIT PER
  ORDINARY SHARE FOR THE PERIOD AS SO
  ADJUSTED, BEFORE CUMULATIVE EFFECT
  OF CHANGE IN ACCOUNTING POLICY FOR
  MAINTENANCE AND EXTRAORDINARY
  ITEM...............................     (1,561.7)         (399.95)          (530.9)            597.3         (2,080.8)
Cumulative effect of change in
  accounting policy for
  maintenance........................           --            98.65               --                --               --
Extraordinary item...................           --          1,289.3               --                --               --
                                         ---------        ---------        ---------         ---------        ---------
BASIC AND DILUTED PROFIT/(LOSS) PER
  ORDINARY SHARE FOR THE PERIOD AS SO
  ADJUSTED...........................     (1,561.7)             988           (530.9)            597.3         (2,080.8)
                                         =========        =========        =========         =========        =========

                                     AERCO

27 RECONCILIATION OF SHAREHOLDERS' DEFICIT AS STATED IN ACCORDANCE WITH U.K. GAAP TO SHAREHOLDERS' DEFICIT IN ACCORDANCE WITH U.S. GAAP

                                                                  AERCO         AERCO
                                                                  AS AT         AS AT
                                                                MARCH 31,     MARCH 31,
                                                                   2000          1999
                                                                ----------    ----------
                                                                U.S.$'000     U.S.$'000
SHAREHOLDERS' DEFICIT IN ACCORDANCE WITH U.K. GAAP..........      (63,947)      (15,108)
ITEMS HAVING THE EFFECT OF AMENDING SHAREHOLDERS' DEFICIT
Difference between the fair value of the assets acquired by
  AerCo and their predecessor cost..........................     (141,873)     (141,873)
Goodwill arising on acquisition.............................      (47,125)      (47,125)
Amortization of goodwill....................................        4,025         1,669
Effect of extraordinary item differences between U.K. GAAP
  and U.S. GAAP (see note 26)...............................       25,786        25,786
Cumulative effect of change in accounting policy for
  maintenance...............................................        1,973         1,973
Cumulative effect of other differences in net income between
  U.K. GAAP and U.S. GAAP (see note 26).....................       20,688         5,440
                                                                ---------     ---------
SHAREHOLDERS' DEFICIT IN ACCORDANCE WITH U.S. GAAP..........     (200,473)     (169,238)
                                                                =========     =========

                                     AERCO

28 RECONCILIATION OF AIRCRAFT AS STATED IN ACCORDANCE WITH U.K. GAAP TO AIRCRAFT AS STATED IN ACCORDANCE WITH U.S. GAAP

                                                      U.K. GAAP                 U.S. GAAP
                                                ----------------------    ----------------------
                                                  AERCO        AERCO        AERCO        AERCO
                                                MARCH 31,    MARCH 31,    MARCH 31,    MARCH 31,
                                                  2000         1999         2000         1999
                                                ---------    ---------    ---------    ---------
                                                U.S.$'000    U.S.$'000    U.S.$'000    U.S.$'000
COST
Cost........................................      937,766      951,973      937,766      951,973
Step up cost................................           --           --     (142,185)    (141,873)
                                                ---------    ---------    ---------    ---------
Beginning of period.........................      937,776           --      795,581           --
Additions...................................          622      951,973          622      810,100
Disposals...................................      (16,343)     (14,207)     (16,686)     (14,519)
                                                ---------    ---------    ---------    ---------
End of period...............................      922,045      937,766      779,517      795,581
                                                =========    =========    =========    =========
DEPRECIATION
Beginning of period.........................      (33,513)          --      (27,761)          --
Charge for the period.......................      (46,998)     (33,821)     (38,354)     (28,062)
Disposal....................................          739          308          707          301
                                                ---------    ---------    ---------    ---------
End of period...............................      (79,772)     (33,513)     (65,408)     (27,761)
                                                =========    =========    =========    =========
PROVISION FOR PERMANENT DIMINUTION IN VALUE
Beginning of period.........................           --           --           --           --
Charge for the period.......................      (13,079)          --       (6,100)          --
Disposal....................................           --           --           --           --
                                                ---------    ---------    ---------    ---------
End of period...............................      (13,079)          --       (6,100)          --
                                                =========    =========    =========    =========
NET BOOK VALUE
Beginning of period.........................      904,253           --      767,820           --
                                                =========    =========    =========    =========
End of period...............................      829,194      904,253      708,009      767,820
                                                =========    =========    =========    =========

29  FAIR VALUE OF FINANCIAL INSTRUMENTS

     AerCo Limited estimates that the fair value of its cash and cash equivalents and other receivables and payables at March 31, 2000 and March 31, 1999 approximate to the amounts at which these items are reflected in AerCo's balance sheet. This is due to the relatively short-term nature of the instruments and the frequency at which they reprice.

30  FOREIGN CURRENCY TRANSACTIONS

     AerCo's and ALPS 94-1's foreign currency transactions are not significant as all revenues and most costs are denominated in U.S. dollars.

31  RELATED PARTY TRANSACTIONS

     (A) AERFI ACTS AS CASH MANAGER AND ADMINISTRATIVE AGENT TO AERCO FROM JULY 15, 1998

     AerFi received a fee as cash manager and administrative agent to AerCo for the year ended March 31, 2000 of U.S.$2,353,000 and for the period from July 15, 1998 to March 31, 1999 of U.S.$1,738,000.

                                     AERCO

31  RELATED PARTY TRANSACTIONS (CONTINUED)
     (A) AERFI ACTS AS CASH MANAGER AND ADMINISTRATIVE AGENT TO AERCO FROM JULY 15, 1998 (CONTINUED)
     On July 15, 1998 AerCo Limited acquired a portfolio of 10 aircraft and related leases from AerFi and the capital stock of ALPS 94-1 Limited, a vehicle in which AerFi was the E note holder, as explained in "Statement of Accounting
Policies: Description of Business".

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

     Babcock received a fee as lease manager which amounted to U.S.$4,023,000 for the year ended March 31, 2000 and U.S.$2,637,000 for the period from July 15, 1998 to March 31, 1999.

     (C) GE CAPITAL AVIATION SERVICES LIMITED ("GECAS")

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

     GECAS received a fee as lease manager which amounted to U.S.$108,000 for the period from July 1, 1998 to July 14, 1998 (year to June 30, 1998 -- U.S.$2,894,000).

     GECAS is an affiliate of GE Capital which held the Class D note of ALPS 94-1 and had the right to appoint a representative to the board of ALPS 94-1. During the year ended June 30, 1998 the GECAS servicing agreement was terminated and a termination fee of U.S.$12,700,000 was paid to GECAS (Note 13).

     (D) MR. E. J. HANSOM (DIRECTOR)

     Mr. E. J. Hansom is the Chief Financial Officer and a director of AerFi and is a representative on the board of AerCo Limited appointed by AerFi, as holder of the Class E note of AerCo Limited. Mr. E. J. Hansom is also a director of ALPS 94-1 Limited. ALPS 94-1 Limited purchased its aircraft from AerFi and AerCo Limited purchased the AerFi transferred aircraft from AerFi.

     (E) MS. R. HYNES (DIRECTOR)

     Ms. R. Hynes is General Counsel of AerFi and is a representative on the board of AerCo Limited appointed by AerFi as holder of the Class E note of AerCo Limited. Ms. R. Hynes was also a director of ALPS 94-1 Limited until January 19, 2000. ALPS 94-1 Limited purchased its aircraft from AerFi and AerCo Limited purchased the AerFi transferred aircraft from AerFi.

     (F) MR. G. A. ROBINSON (DIRECTOR)

     Mr. G. A. Robinson performs consulting services from time to time for Air 2000 one of the lessees of AerCo and ALPS 94-1. Included in aircraft leasing revenue is an amount of U.S.$5,168,000 for the year ended March 31, 2000 (March 31, 1999: U.S.$3,588,000, July 14, 1998: U.S.$202,000, June 1998:
U.S.$5,202,000) in respect of Air 2000.

                                     AERCO

32  POST BALANCE SHEET EVENTS

     AERCO TRANSACTION

     On July 17, 2000 AerCo Limited completed a transaction involving:

     - the refinancing of AerCo's subclass A-1 notes in the amount of $340 million and subclass D-1 notes in the amount of $80 million;

     - contracting to purchase directly and indirectly 30 additional aircraft (the "Additional Aircraft") and related leases from AerFi at their appraised value of $724 million; and

     -  the replacement of the previous servicer with AerFi.

     As part of the transaction AerCo issued new notes amounting to $960 million.

     The transaction to acquire the Additional Aircraft from AerFi is such that not all of the Additional Aircraft transferred on July 17, 2000. On the closing date, AerCo purchased six of the Additional Aircraft and on August 3, 2000 it purchased a further eight of the Additional Aircraft. AerCo expects to complete the purchase of the remaining 16 Additional Aircraft in the period to July 10, 2001.

     AERFI SHAREHOLDER OFFER

     On September 21, 2000 AerFi Group plc entered into an agreement, on the terms of a recommended cash offer, with, amongst others, debis AirFinance B.V., under which debis AirFinance B.V. (either itself or through a subsidiary) may acquire all of the ordinary share capital of AerFi. debis AirFinance B.V. is an aircraft leasing and finance company with a portfolio of more than 100 aircraft worth over $2.5 billion. debis AirFinance B.V. was founded in November 1995 and its shareholders are Daimler Chrysler companies and major German banks. Completion of the transaction is subject to certain conditions, including regulatory approvals and acceptance of the offer by the holders of at least 80% of AerFi's ordinary shares.

33  YEAR 2000

     AerCo is dependent on AerFi and Babcock for its information systems. AerFi and Babcock instigated a review of the problems and issues likely to impact AerCo in respect of the Year 2000 computing issue. This review included surveying AerCo's suppliers, financial institutions and lessees to avoid any adverse impact which they may have had on AerCo.

     The directors of AerCo are not aware of any adverse affects or significant issues in respect of their systems or operations arising from the Year 2000 computing issue. The directors will continue to monitor and address Year 2000 exposures but do not expect any adverse issues to arise.

                              FINANCIAL STATEMENTS

                           AERFI TRANSFERRED AIRCRAFT

                           AERFI TRANSFERRED AIRCRAFT

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF AERCO LIMITED

     We have audited the accompanying statements of operations, cash flows and changes in net assets for the period from July 1, 1998 to July 14, 1998 and the year ended June 30, 1998. These financial statements are the responsibility of the directors of AerCo Limited. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom which do not differ in any material respects from auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the AerFi transferred aircraft for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998 in conformity with generally accepted accounting principles in the United Kingdom.

     As discussed in note 15 to the financial statements, AerCo has adopted the provisions of Financial Reporting Standard 12, "Provisions, Contingent Liabilities and Contingent Assets". As a result, the accounting policy used to record maintenance for the AerFi transferred aircraft has been amended to reflect the adoption of the AerCo accounting policy.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations of the AerFi transferred aircraft for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998 to the extent summarised in note 12 to the financial statements.

KPMG
Chartered Accountants
Dublin, Ireland
August 9, 1999

                           AERFI TRANSFERRED AIRCRAFT

                            STATEMENTS OF OPERATIONS

                                                        (UNAUDITED)         PERIOD FROM
                                                     NINE MONTHS ENDED    JULY 1, 1998 TO     YEAR ENDED
                                            NOTES     MARCH 31, 1998       JULY 14, 1998     JUNE 30, 1998
                                            -----    -----------------    ---------------    -------------
                                                         U.S.$'000           U.S.$'000         U.S.$'000
REVENUES
Aircraft leasing..........................    4            15,499                 983            21,109
EXPENSES
Depreciation..............................    2            (7,599)               (464)          (10,215)
Net interest expense......................    5            (5,808)             (1,392)           (6,612)
Other expenses............................    6            (3,766)                355            (4,804)
                                                          -------             -------           -------
                                                          (17,173)             (1,501)          (21,631)
                                                          -------             -------           -------
NET LOSS FROM OPERATIONS BEFORE PROVISION
  FOR TAXES...............................                 (1,674)               (518)             (522)
Benefit for taxes.........................    7               560                   5               501
                                                          -------             -------           -------
NET LOSS FOR THE PERIOD...................                 (1,114)               (513)              (21)
                                                          =======             =======           =======

     All recognized gains and losses are included in the statements of operations above.

     There is no material difference between the net loss for the period, and its historical cost equivalent.

     The results for the period are derived from continuing operations.

     The accompanying notes, including the statement of accounting policies on pages F-41 to F-42, are an integral part of the financial statements.

                           AERFI TRANSFERRED AIRCRAFT

                            STATEMENTS OF CASH FLOWS

                                                     (UNAUDITED)         PERIOD FROM
                                                  NINE MONTHS ENDED    JULY 1, 1998 TO     YEAR ENDED
                                                   MARCH 31, 1998       JULY 14, 1998     JUNE 30, 1998
                                                  -----------------    ---------------    -------------
                                                      U.S.$'000           U.S.$'000         U.S.$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period.......................          (1,114)               (513)              (21)
ADJUSTMENTS TO RECONCILE NET LOSS FROM
  OPERATIONS TO NET CASH PROVIDED BY OPERATING
  ACTIVITIES
Depreciation charge for the period............           7,599                 464            10,215
Deferred income tax...........................            (560)                 (5)             (501)
Changes in operating assets and liabilities
  Accounts receivable and due from AerFi......             (24)             24,539             2,960
  Accrued expenses and other liabilities......           4,894                (970)           (3,366)
  Net maintenance expenditure.................          (7,326)               (448)           (6,477)
  Net security deposits received/(repaid).....            (516)                 50               (30)
                                                       -------             -------           -------
NET CASH PROVIDED BY OPERATING ACTIVITIES.....           2,953              23,117             2,780
                                                       -------             -------           -------
CAPITAL EXPENDITURE
Purchase of aircraft..........................             (65)                 --           (11,585)
                                                       -------             -------           -------
FINANCING ACTIVITIES
Contributions from AerFi......................           4,833              16,793            35,504
Indebtedness repaid...........................          (7,721)            (39,910)          (26,699)
                                                       -------             -------           -------
NET CASH (OUTFLOW)/INFLOW FROM FINANCING
  ACTIVITIES..................................          (2,888)            (23,117)            8,805
                                                       -------             -------           -------
NET INCREASE IN CASH..........................              --                  --                --
CASH AT BEGINNING OF PERIOD...................              --                  --                --
                                                       -------             -------           -------
CASH AT END OF PERIOD.........................              --                  --                --
                                                       =======             =======           =======

     Disclosure of cash flow information is set out in note 9.

     The accompanying notes, including the statement of accounting policies on pages F-41 to F-42, are an integral part of the financial statements.

                           AERFI TRANSFERRED AIRCRAFT
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                  TOTAL
                                                                ---------
                                                                U.S.$'000
                                                                ---------
Balance at June 30, 1997....................................       65,270
Net contribution from AerFi.................................       35,504
Net loss for the year.......................................          (21)
                                                                ---------
Balance at June 30, 1998....................................      100,753
Net contribution from AerFi.................................       16,793
Net loss for the period.....................................         (513)
                                                                ---------
Balance at July 14, 1998....................................      117,033
                                                                =========

     The accompanying notes, including the statement of accounting policies on pages F-41 to F-42, are an integral part of the financial statements.

                           AERFI TRANSFERRED AIRCRAFT
                        STATEMENT OF ACCOUNTING POLICIES

INTRODUCTION AND BASIS OF PREPARATION

     These financial statements present the statements of operations and the cash flows for the period from July 1, 1998 to July 14, 1998 and the year ended June 30, 1998 and the statements of net assets at July 14, 1998 and June 30, 1998 of the aircraft (the "AERFI TRANSFERRED AIRCRAFT") acquired by AerCo Limited from AerFi pursuant to a secured financing transaction on July 15, 1998.

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

     In the opinion of AerCo's management, the accompanying unaudited financial statements have been prepared on a basis consistent with the audited financial statements and contain adjustments, all of which are of a recurring nature, necessary to present fairly its financial position as of March 31, 1998 and its results of operations and cash flows for the nine months ended March 31, 1998. Interim results are not necessarily indicative of results for the fiscal year.

REVENUE RECOGNITION

     Revenue from aircraft on operating leases is recognized as income on a straight-line basis over the period of the leases. Where rentals are adjusted to reflect increases or decreases in prevailing interest rates such adjustments are accounted for as they arise. Lease rentals received in advance are deferred and recognized over the period to which they relate.

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

                           AERFI TRANSFERRED AIRCRAFT
                STATEMENT OF ACCOUNTING POLICIES -- (CONTINUED)

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

     Cost comprises the invoiced cost net of manufacturer's discounts. Depreciation is calculated on a straight-line basis. The estimates of useful economic lives and residual values are reviewed periodically. The current estimates for residual values are generally 15% of cost and for useful economic lives are as follows:

                                                                YEARS    FROM
                                                                -----    ----
Refurbished and upgraded aircraft -- converted to
  freighters................................................     20      Conversion Date
All other aircraft..........................................     25      Manufacture Date

     Additional charges are made to reduce the book value of specific assets to the recoverable amount where an impairment in value is considered to have occurred in accordance with Financial Reporting Standard No. 11 "Impairment of Tangible Fixed Assets and Goodwill". An impairment review is only required where there has been an indication of impairment, usually on the basis of independent market appraisals and indications of market demand. An impairment is measured by comparing the carrying value of the aircraft and engines with the recoverable amount. Recoverable amount is the higher of the net realisable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted by a market rate of return.

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

     (i) The financial statements are presented on a historical cost basis as if the AerFi transferred aircraft had been organized as single economic entity for the period from July 1, 1998 to July 14, 1998, and for the year ended June 30, 1998.

     (ii) The transaction was approved as planned and was completed such that AerCo was a going concern with adequate capital and finance in place.

     (iii) For the purposes of these financial statements, an allocation of certain costs such as selling, general and administrative expenses of AerFi to the AerFi transferred aircraft has been made. The most significant element of these costs relate to aircraft management fees, substantially all of which are asset based fees calculated as an annual percentage of a reference net book value of aircraft under management. The balance of such costs have been calculated based on AerFi's estimate of the other overhead costs incurred in managing the fleet of aircraft for the year. Management believes that the basis for these allocations are reasonable.

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

     In the case of the remaining aircraft, no separate identifiable financing was in place. These aircraft are assumed to have been financed by intercompany indebtedness to AerFi at levels based on the ratio of AerFi's overall net debt to aircraft net book value of 51.87% at June 30, 1997, 42.06% at June 30, 1998 and 42.06% at July 14, 1998 and repayments to AerFi are assumed to have been made accordingly during the period.

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

                           AERFI TRANSFERRED AIRCRAFT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1   BASIS OF PREPARATION (CONTINUED)
     (vii) The tax provisions and deferred income tax assets and liabilities of the entity have been determined as if the aircraft had been owned by taxable entities separate from AerFi.

2   AIRCRAFT

                                                                JULY 14, 1998    JUNE 30, 1998
                                                                -------------    -------------
                                                                  U.S.$'000        U.S.$'000
COST
Beginning of period.........................................        283,713          272,128
Additions during the period.................................             --           11,585
                                                                  ---------        ---------
End of period...............................................        283,713          283,713
                                                                  =========        =========
DEPRECIATION
Beginning of period.........................................       (100,493)         (90,278)
Charge for the period.......................................           (464)         (10,215)
                                                                  ---------        ---------
End of period...............................................       (100,957)        (100,493)
                                                                  =========        =========
Impairment provision........................................         (4,000)          (4,000)
                                                                  =========        =========
NET BOOK VALUE
Beginning of period.........................................        179,220          177,850
                                                                  =========        =========
End of period...............................................        178,756          179,220
                                                                  =========        =========

     Cost represents the net purchase price of the aircraft when originally acquired by AerFi.

     The directors of AerCo Limited determine on an annual basis whether an impairment in value of the AerFi transferred aircraft has occurred. Where an impairment in value is considered to have occurred provision is made based upon market appraisals of the individual aircraft prepared by three professional appraisal firms, together with other factors such as maintenance reserves held by the entity, the creditworthiness of particular lessees, current rental values compared to open market and the length of remaining lease term.

                           AERFI TRANSFERRED AIRCRAFT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3   OPERATING LEASES

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

                                                              U.S.$'000
                                                              ---------
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
                                                               -------
                                                               104,017
                                                               =======

4   REVENUES AND CONCENTRATION OF CREDIT RISK

     A) DISTRIBUTION OF REVENUES BY GEOGRAPHIC AREA

                                                            PERIOD FROM
                                                          JULY 1, 1998 TO          YEAR ENDED
                                                           JULY 14, 1998          JUNE 30, 1998
                                                        -------------------    -------------------
                                                        U.S.$'000      %       U.S.$'000      %
                                                        ---------    ------    ---------    ------
Europe..............................................       543         55.3     12,950       61.36
North America.......................................       231         23.5      4,195       19.87
South/Central America...............................       137         13.9      3,727       17.65
Asia/Pacific........................................        72          7.3        237        1.12
                                                           ---       ------     ------      ------
                                                           983       100.00     21,109      100.00
                                                           ===       ======     ======      ======

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

     B) CONCENTRATION OF CREDIT RISK

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

                           AERFI TRANSFERRED AIRCRAFT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4   REVENUES AND CONCENTRATION OF CREDIT RISK (CONTINUED)
     B) CONCENTRATION OF CREDIT RISK (CONTINUED)
     As at July 14, 1998, five lessees accounted for 15%, 15%, 14%, 14% and 13% of the entity's lease revenues. No other lessee accounted for greater than 10% of the entity's lease revenues for the period from July 1, 1998 to July 14, 1998.

     As at June 30, 1998, five lessees accounted for 18%, 16%, 15%, 15% and 14% of the entity's lease revenues. No other lessee accounted for greater than 10% of the entity's lease revenues for the year ended June 30, 1998.

5   NET INTEREST EXPENSE

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO     YEAR ENDED
                                                                 JULY 14, 1998     JUNE 30, 1998
                                                                ---------------    -------------
                                                                   U.S.$'000         U.S.$'000
Interest payable on finance lease obligations...............          1,125             2,076
Interest payable on AerFi notes.............................             55             1,596
Interest payable on indebtedness due to AerFi...............            212             4,902
Net interest income on amounts due from AerFi...............             --            (1,962)
                                                                    -------           -------
                                                                      1,392             6,612
                                                                    =======           =======

6   OTHER EXPENSES

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO     YEAR ENDED
                                                                 JULY 14, 1998     JUNE 30, 1998
                                                                ---------------    -------------
                                                                   U.S.$'000         U.S.$'000
Servicer's fees.............................................             52             1,201
Aircraft leasing costs......................................           (424)            3,348
Political risk insurance....................................             --              (145)
Administration fees.........................................              2                40
Legal and professional fees.................................              4               100
Deferred expenditure........................................             --                --
Cash manager's fees.........................................              9               210
Audit and tax fees..........................................              2                50
                                                                    -------           -------
                                                                       (355)            4,804
                                                                    =======           =======

     Aircraft leasing costs include costs relating to the repair and return to releasable condition of aircraft following return from lessees. Such costs amounted to U.S.$1.5 million in 1998.

7   BENEFIT FOR TAXES

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO     YEAR ENDED
                                                                 JULY 14, 1998     JUNE 30, 1998
                                                                ---------------    -------------
                                                                   U.S.$'000         U.S.$'000
Tax benefit of the AerFi transferred aircraft consists of
  the following:
Deferred income tax benefit.................................              5               501
                                                                    -------           -------
                                                                          5               501
                                                                    =======           =======

                           AERFI TRANSFERRED AIRCRAFT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7   BENEFIT FOR TAXES (CONTINUED)

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO     YEAR ENDED
                                                                 JULY 14, 1998     JUNE 30, 1998
                                                                ---------------    -------------
                                                                   U.S.$'000         U.S.$'000
Deferred tax assets and liabilities of the AerFi transferred aircraft:
Deferred tax assets relating to losses......................         (5,515)           (5,415)
Deferred tax liability relating to aircraft.................         10,663            10,568
                                                                    -------           -------
                                                                      5,148             5,153
                                                                    =======           =======

     The entity's income from approved activities in Ireland is taxable at a rate of 10% until December 31, 2005. U.S. Federal and State tax is provided at a rate of 35%.

     Two aircraft, for tax purposes, are treated as being leased from third parties under U.S. "SAFE HARBOUR LEASE" tax rules. Under existing laws, certain events could reverse the cumulative effect of this tax treatment, in which case the entity would be required to make payments to third parties under the tax indemnification clauses included in the lease agreements. As of July 14, 1998 the maximum potential exposure under this provision is U.S.$0.9 million (June 30, 1998: U.S.$0.9 million). The directors of AerCo Limited believe that no events have taken place which would cause such payments to become due.

8   STAFF COSTS AND NUMBERS

     The entity has no employees.

9   CASH FLOW STATEMENT

     (A) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO     YEAR ENDED
                                                                 JULY 14, 1998     JUNE 30, 1998
                                                                ---------------    -------------
                                                                   U.S.$'000         U.S.$'000
Cash paid in respect of:
Interest -- Individual financings...........................            212             4,902
Interest -- AerFi notes.....................................             55             1,600
Interest -- Indebtedness to AerFi...........................          1,175             2,076
                                                                    -------           -------
                                                                      1,442             8,578
                                                                    =======           =======

     (B) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                              U.S.$'000
                                                              ----------
Increase in cash in the period..............................        --
Cashflow from increase in debt..............................   (39,910)
Increase in liquid resources in period......................        --
                                                               -------
Change in net debt resulting from cashflows.................   (39,910)
                                                               -------
Movement in net debt in the period..........................   (39,910)
Net debt at June 30, 1998...................................    88,345
                                                               -------
Net debt at July 14, 1998...................................    48,435
                                                               =======

                           AERFI TRANSFERRED AIRCRAFT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

9   CASH FLOW STATEMENT (CONTINUED)
     C) ANALYSIS OF NET DEBT

                                                          JUNE 30, 1998    CASHFLOW     JULY 14, 1998
                                                          -------------    ---------    -------------
                                                            U.S.$'000      U.S.$'000      U.S.$'000
Cash..................................................            --             --             --
Liquid resources......................................            --             --             --
Indebtedness..........................................        88,345        (39,910)        48,435
                                                             -------        -------        -------
                                                              88,345        (39,910)        48,435
                                                             =======        =======        =======

10  COMMITMENTS

     The entity has no long-term contracts other than those with its service providers (see note 14).

11  NEW ACCOUNTING STANDARDS IMPLEMENTED

     FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" was effective for AerCo for its first trading accounting period ended March 31, 1999.

     Under the accounting policy previously adopted by the entity all aircraft maintenance reserves collected from lessees in respect of major aircraft and engine overhauls were held as provisions. Under FRS 12 the pre-accrual of maintenance costs is not permitted and accordingly the entity has changed its accounting policy to reflect the adoption of the AerCo accounting policy for maintenance. The effect of this change in accounting policy is that maintenance reserves collected from lessees which cannot be drawn down by current lessees are no longer provided. Such reserves only arose prior to June 30, 1996 and the adjustment therefore has no effect on reported results. The balance sheet effect of this change in accounting policy is to reduce maintenance provisions and to increase net assets of the entity by U.S.$2.923 million at each balance sheet date.

12 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The financial statements are prepared in accordance with generally accepted accounting principles applicable in the United Kingdom ("U.K. GAAP") which differ significantly in certain respects from those generally accepted in the United States ("U.S. GAAP").

     AerCo's accounting policy for aircraft maintenance reflects its adoption of FRS 12 as explained in note 11. The historic U.K. GAAP financial information for the AerFi transferred aircraft has been restated to reflect the application of the AerCo accounting policy for all periods. For U.S. GAAP the cumulative effect of this change in accounting policy has been reflected in the results for the period ended July 14, 1998.

RECONCILIATION OF NET LOSS AS STATED IN ACCORDANCE WITH U.K. GAAP TO NET LOSS IN ACCORDANCE WITH U.S. GAAP.

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO       YEAR ENDED
                                                                 JULY 14, 1998      JUNE 30, 1998
                                                                ----------------    --------------
                                                                   U.S.$'000          U.S.$'000
NET LOSS IN ACCORDANCE WITH U.K. GAAP.......................           (513)               (21)
Cumulative effect of change in accounting policy for
  Maintenance...............................................          2,923                 --
                                                                    -------            -------
NET INCOME/(LOSS) IN ACCORDANCE WITH U.S. GAAP..............          2,410                (21)
                                                                    =======            =======

                           AERFI TRANSFERRED AIRCRAFT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

12 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
RECONCILIATION OF NET ASSETS AS STATED IN ACCORDANCE WITH U.K. GAAP TO NET ASSETS IN ACCORDANCE WITH U.S. GAAP.

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO      YEAR ENDED
                                                                 JULY 14, 1998      JUNE 30, 1998
                                                                ----------------    -------------
                                                                 U.S.$'000          U.S.$'000
Net assets in accordance with U.K. GAAP.....................        117,033            100,753
Cumulative effect of change in accounting policy for
  maintenance...............................................             --             (2,923)
                                                                    -------            -------
Net assets in accordance with U.S. GAAP.....................        117,033             97,830
                                                                    =======            =======

     There were no other significant differences between U.K. GAAP and U.S. GAAP arising in respect of the entity for the period from July 1, 1998 to July 14, 1998 and the year ended June 30, 1998.

13  FOREIGN CURRENCY TRANSACTIONS

     The entity's foreign currency transactions are not significant as all revenues and most costs are denominated in U.S. dollars.

14  RELATED PARTY TRANSACTIONS

     GE CAPITAL AVIATION SERVICES LIMITED ("GECAS")

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

     GECAS receives an annual fee from AerFi as lease manager of certain of its aircraft -- U.S.$52,075 (June 30, 1998: U.S.$1,201,000) of this fee is attributed to the entity for the period from July 1, 1998 to July 14, 1998

                                 EXHIBIT INDEX

                                                                            SEQUENTIALLY
                                                                              NUMBERED
EXHIBIT NUMBER                                 DESCRIPTION OF DOCUMENT          PAGE
--------------                                 -----------------------      ------------

     1. Memorandum and Articles of Association of AerCo Limited (incorporating all amendments up to and including July 14, 2000)

     2.1 Indenture Supplement No. 1 dated as of July 17, 2000 among AerCo Limited and Bankers Trust Company, as trustee with respect to the notes, supplementing the indenture dated as of July 15, 1998, between AerCo Limited and the trustee (filed previously as exhibit 4.1 to AerCo's Registration Statement No. 33-366973 on Form F-4, filed April 14, 1999)

     4.1 Servicing agreement dated as of July 17, 2000 among AerFi Group plc, AerFi Administrative Services Limited, AerFi Cash Manager II Limited, AerCo Limited and the entities listed therein.

     8. List of direct aircraft owning subsidiaries