Form 20-F
period 2001-03-31
AERCO LTD
filed 2001-09-26
CIK 1072976

                                                      REGISTRATION NO. 333-66973
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended: March 31, 2001
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    FOR THE TRANSITION PERIOD FROM
    ------------------------- TO
    -------------------------

                            Commission file number:
                             ---------------------
                                 AERCO LIMITED
             (Exact Name of Registrant as Specified in Its Charter)
                            JERSEY, CHANNEL ISLANDS
                (Jurisdiction of incorporation or organization)
                                 AERCO LIMITED
                              22 GRENVILLE STREET
                                   ST. HELIER
                                JERSEY, JE4 8PX
                                CHANNEL ISLANDS
                    (Address of principal executive offices)
     Securities registered or to be registered pursuant to Section 12(b) of the
Act: None

     Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

               SUBCLASS A-2, B-1 AND C-1 NOTES DUE JULY 15, 2023
          SUBCLASS A-3, A-4, B-2, C-2 AND D-2 NOTES DUE JULY 15, 2025
                             (Title of each class)

The number of outstanding shares in the capital of AerCo Limited as of March 31,
                                     2001:
                          20 SHARES, U.S. $1 PAR VALUE

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                              YES  X      NO  ___
     Indicate by check mark which financial statement item the registrant has elected to follow.
                          ITEM 17  ___      ITEM 18  X
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                   PAGE
                                                                                   ----
INTRODUCTION
            Forward-Looking Statements...........................................     1
            Certain Information..................................................     1
PART I      ITEM 1   Identity of Directors, Senior Management and Advisors.......     1
                     A.  Directors and Senior Management.........................     1
                     B.  Advisors................................................     1
                     C.  Auditors................................................     1
            ITEM 2   Offer Statistics and Expected Timetable.....................     1
            ITEM 3   Key Information.............................................     1
                     A.  Selected Consolidated Financial Data....................     1
                     B.  Capitalization and Indebtedness.........................     5
                     C.  Reasons for the Offer and Use of Proceeds...............     5
                     D.  Risk Factors............................................     5
            ITEM 4   Information on the Company..................................    16
                     A.  History and Development of AerCo Limited................    16
                     B.  Business Overview.......................................    18
                     C.  Organizational Structure................................    40
                     D.  Property, Plants and Equipment..........................    41
            ITEM 5   Operating and Financial Review and Prospects................    41
                     A.  Operating Results.......................................    41
                     B.  Liquidity and Capital Resources.........................    48
                     C.  Research and Development, Patents and Licenses..........    50
                     D.  Trend Information.......................................    50
            ITEM 6   Directors, Senior Management and Employees..................    51
                     A.  Directors and Senior Management.........................    51
                     B.  Compensation............................................    60
                     C.  Board Practices.........................................    60
                     D.  Employees...............................................    60
                     E.  Share Ownership.........................................    60
            ITEM 7   Major Shareholders and Related Party Transactions...........    60
                     A.  Major Shareholders......................................    60
                     B.  Related Party Transactions..............................    61
                     C.  Interests of Experts and Counsel........................    61
            ITEM 8   Financial Information.......................................    61
                     A.  Consolidated Statements and Other Financial                 61
                     Information.................................................
                     B.  Significant Changes.....................................    61
            ITEM 9   The Listing.................................................    61
                     A.  Listing Details.........................................    61
                     B.  Plan of Distribution....................................    61
                     C.  Markets.................................................    61
                     D.  Selling Shareholders....................................    61
                     E.  Dilution................................................    61
                     F.  Expenses of the Issue...................................    61
            ITEM 10  Additional Information......................................    61
                     A.  Share Capital...........................................    61
                     B.  Articles of Association.................................    62
                     C.  Material Contracts......................................    65
                     D.  Exchange Controls.......................................    65
                     E.  Taxation................................................    65
                     F.  Dividends and Paying Agents.............................    67

                                                                                   PAGE
                                                                                   ----
                     G.  Statement by Experts....................................    67
                     H.  Documents on Display....................................    67
                     I.   Subsidiary Information.................................    67
            ITEM 11  Quantitative and Qualitative Disclosures about Market           67
                     Risk........................................................
            ITEM 12  Description of Securities other than Equity Securities......    71
PART II     ITEM 13  Defaults, Dividend Arrearages and Delinquencies.............    71
            ITEM 14  Material Modifications to Rights of Security Holders and
                     Use of Proceeds.............................................    71
            ITEM 15  ............................................................    71
            ITEM 16  ............................................................    71
PART III    ITEM 17  ............................................................    71
            ITEM 18  Financial Statements........................................    71
            ITEM 19  Exhibits....................................................    72
                     Index to Financial Statements...............................   F-1

                                  INTRODUCTION

FORWARD-LOOKING STATEMENTS

     This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements. In evaluating these statements, you should specifically consider various factors, including, without limitation, the information contained in this annual report under "Item 3. Key Information -- Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk.

CERTAIN INFORMATION

     AerCo Limited was incorporated in Jersey as a public limited company under the laws of Jersey. As used in this annual report on Form 20-F, "we", "us", "our", the "Company", "AerCo" and "AerCo Group" refer to AerCo Limited and its subsidiaries, except where it is clear that such terms mean only AerCo, "debis" means debis AirFinance B.V., "debis group" means debis and its subsidiaries, "debis Ireland" means debis AirFinance Ireland plc (formerly known as AerFi Group plc prior to its acquisition by debis in November 2000) and "debis Ireland group" means debis Ireland and its subsidiaries. In this annual report, references to "United States" are to the United States of America and references to "U.S. dollars", "$" or "U.S. $" or "USD" are to United States dollars.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. DIRECTORS AND SENIOR MANAGEMENT

     Not applicable.

B. ADVISORS

     Not applicable.

C. AUDITORS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below have been extracted from the audited consolidated financial statements of ALPS 94-1, for each of the fiscal years ended June 30, 1997 and 1998, and the period from July 1, 1998 to July 14, 1998 and of AerCo, for the period from July 15, 1998 to March 31, 1999 and for each of the fiscal years ended March 31, 2000 and 2001.

     Arthur Andersen, independent chartered accountants, audited the financial statements of ALPS 94-1 for the year ended June 30, 1997. KPMG, independent chartered accountants, audited the financial statements of ALPS 94-1 for the year ended June 30, 1998 and the period from July 1, 1998 to July 14, 1998. KPMG, independent chartered accountants, audited the financial statements of AerCo for the period from July 15, 1998 to March 31, 1999 and for the years ended March 31, 2000 and 2001.

     The selected financial data of ALPS 94-1 include the results of operations and financial condition of the 27 aircraft originally acquired by ALPS 94-1 from the debis Ireland group in August 1994, including:

     - the Boeing 767-300ER aircraft that was purchased by the debis Ireland group from ALPS 94-1 prior to the closing of the initial offering of notes by AerCo on July 15, 1998 which was not one of the aircraft acquired by AerCo in July 1998; and

     - the A300-B4-200 aircraft up to April 28, 1998 when the debis Ireland group acquired this aircraft from ALPS 94-1. The debis Ireland group subsequently sold this aircraft to AerCo.

     Comparative financial information for ALPS 94-1 is presented because ALPS 94-1 is considered to be the predecessor business of AerCo. We believe that the ALPS 94-1 selected financial data set forth below is an appropriate presentation because:

     - AerCo was formed mainly for the purpose of refinancing the aircraft portfolio of ALPS 94-1;

     - our initial portfolio of 35 aircraft included 26 of the 27 aircraft that ALPS 94-1 originally acquired from debis Ireland;

     - the original ALPS 94-1 aircraft represented 79% of our initial portfolio by appraised value as at March 1, 1998; and

     - our ongoing aircraft leasing activities are largely the same as those conducted by ALPS 94-1.

     Such data, however, is not indicative of the financial results of AerCo Group for the period from July 15, 1998 to March 31, 1999 and for the years ended March 31, 2000 and 2001.

     The historical financial statements of AerCo Group and ALPS 94-1 have been prepared in accordance with U.K. GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of the principal differences and a reconciliation from U.K. GAAP to U.S. GAAP of shareholders' deficit and net income or loss for the year, see the notes to the relevant financial statements included elsewhere in this annual report, "Item 3. Operating and Financial Review and Prospects -- Results of Operations -- Year Ended March 31, 2001 Compared with Year Ended March 31, 2000 -- Differences between U.K. GAAP and U.S. GAAP," and "-- Year Ended March 31, 2000 Compared with Eight and One half Month Period from July 15, 1998 to March 31, 1999 -- Differences between U.K. GAAP and U.S. GAAP."

                   CONSOLIDATED STATEMENTS OF OPERATIONS DATA

                                                            ALPS 94-1                                  AERCO
                                              -------------------------------------    -------------------------------------
                                                                        PERIOD FROM    PERIOD FROM
                                                FISCAL       FISCAL       JULY 1,       JULY 15,       FISCAL       FISCAL
                                              YEAR ENDED   YEAR ENDED     1998 TO        1998 TO     YEAR ENDED   YEAR ENDED
                                               JUNE 30,     JUNE 30,     JULY 14,       MARCH 31,    MARCH 31,    MARCH 31,
                                                 1997         1998         1998           1999          2000         2001
                                              ----------   ----------   -----------    -----------   ----------   ----------
                                                                              (IN THOUSANDS)
U.K. GAAP
Revenues
 Aircraft leasing -- continuing
                  operations................  $ 101,434    $ 100,682     $  3,635       $  82,826    $ 109,146    $ 102,840
              -- acquisitions...............         --           --           --              --           --    $  62,094
Expenses
 Depreciation...............................    (38,062)     (37,826)      (1,519)        (33,821)     (46,998)     (69,063)
   Exceptional item --
   Additional depreciation..................    (34,385)          --           --              --           --           --
 Provision for impairment in aircraft
   value....................................         --       (8,720)          --              --      (13,079)      (3,794)
 Amortization of goodwill...................         --           --           --          (1,669)      (2,356)      (2,912)
 Net interest expense.......................    (71,037)     (69,785)      (2,757)        (54,108)     (78,818)    (137,942)
 Other expenses.............................     (5,053)      (6,599)        (646)         (8,311)     (15,742)     (11,444)
   Exceptional item --
   Termination fee..........................         --      (12,700)          --              --           --           --
                                              ---------    ---------     --------       ---------    ---------    ---------
Loss from operations -- continuing
                     operations.............    (47,103)     (34,948)      (1,287)        (15,083)     (47,847)     (32,639)
                -- acquisitions.............                                                                        (27,582)
Profit/(loss) on sale of aircraft...........         --        2,426           10              10         (941)          --
Reduction in indebtedness...................      5,258           --           --              --           --           --
                                              ---------    ---------     --------       ---------    ---------    ---------
Loss before provision for taxes.............    (41,845)     (32,522)      (1,277)        (15,073)     (48,788)     (60,221)
Taxes.......................................        143          (33)          --             (35)         (51)         (49)
Dividends...................................         --           --           --              --           --           --
                                              ---------    ---------     --------       ---------    ---------    ---------
Net loss....................................  $ (41,702)   $ (32,555)    $ (1,277)      $ (15,108)   $ (48,839)   $ (60,270)
                                              =========    =========     ========       =========    =========    =========
Loss from operations per ordinary share.....   (4,710.3)    (3,494.8)      (128.7)         (754.1)    (2,392.3)    (3,011.0)
Basic and diluted loss per ordinary share...   (4,170.2)    (3,255.5)      (127.7)         (755.4)      (2,442)    (3,013.5)
Weighted average number of ordinary shares
 Outstanding................................         10           10           10              20           20           20
                                              =========    =========     ========       =========    =========    =========
U.S. GAAP EXTRACT
Depreciation................................  $ (32,339)   $ (32,053)    $ (1,276)      $ (28,062)   $ (38,354)   $ (57,460)
Provision for impairment in aircraft
 value......................................  $      --    $    (520)    $     --       $      --    $  (6,100)   $  (5,325)
Reduction in indebtedness...................  $   5,258    $      --     $     --       $      --    $      --    $      --
Net (loss)/income...........................  $  (1,594)   $ (20,808)    $  5,973       $  19,760    $ (31,235)   $ (47,502)

                        CONSOLIDATED BALANCE SHEET DATA

                                                        ALPS 94-1                                   AERCO
                                          -------------------------------------    ---------------------------------------
                                            AS OF        AS OF         AS OF          AS OF         AS OF         AS OF
                                           JUNE 30,     JUNE 30,     JULY 14,       MARCH 31,     MARCH 31,     MARCH 31,
                                             1997         1998         1998           1999          2000          2001
                                          ----------   ----------   -----------    -----------   -----------   -----------
                                                                          (IN THOUSANDS)
U.K. GAAP EXTRACT
Aircraft, net of accumulated
  depreciation and provision for
  impairment in aircraft value..........  $ 854,596    $ 800,090     $ 732,905     $  904,253    $  829,194    $ 1,478,945
Total assets............................  $ 950,031    $ 890,873     $ 881,804     $1,019,328    $  943,457    $ 1,646,883
  Indebtedness..........................  $(919,157)   $(877,128)    $(875,015)    $ (949,217)   $ (901,198)   $(1,578,832)
  Provision for maintenance.............  $ (44,274)   $ (42,336)    $ (41,274)    $  (39,697)   $  (32,216)   $   (59,140)
Total liabilities.......................  $(994,722)   $(968,119)    $(960,327)    $(1,034,436)  $(1,007,404)  $(1,771,100)
Shareholders' deficit...................  $ (44,691)   $ (77,246)    $ (78,523)    $  (15,108)   $  (63,947)   $  (124,217)
U.S. GAAP EXTRACT
Aircraft, net of accumulated
  depreciation and provision for
  impairment in aircraft value..........  $ 734,472    $ 691,713     $ 631,778     $  767,820    $  708,009    $ 1,334,052
Indebtedness............................  $(919,157)   $(877,128)    $(875,015)    $ (953,908)   $ (904,991)   $(1,589,872)
Shareholders' deficit...................  $(184,375)   $(203,210)    $(197,237)    $ (169,238)   $ (200,473)   $  (291,534)

              CONSOLIDATED STATEMENTS OF CASH FLOWS AND OTHER DATA

                                                        ALPS 94-1                                   AERCO
                                          -------------------------------------    ---------------------------------------
                                                                    PERIOD FROM    PERIOD FROM
                                            FISCAL       FISCAL       JULY 1,       JULY 15,       FISCAL        FISCAL
                                          YEAR ENDED   YEAR ENDED     1998 TO        1998 TO     YEAR ENDED    YEAR ENDED
                                           JUNE 30,     JUNE 30,     JULY 14,       MARCH 31,     MARCH 31,     MARCH 31,
                                             1997         1998         1998           1999          2000          2001
                                          ----------   ----------   -----------    -----------   -----------   -----------
                                                                       (IN THOUSANDS, EXCEPT RATIO DATA)
U.K. GAAP EXTRACT
Cash paid in respect of interest........  $ (59,872)   $ (54,815)    $  (3,872)    $  (39,013)   $  (56,150)   $   (95,624)
Net cash provided/(utilized) by
  operating activities (after payment of
  interest).............................  $  45,119    $  45,721     $  (4,077)    $   27,961    $   35,672         58,263
Net cash provided by investing
  activities............................  $      --    $  10,386     $  65,677     $   14,500    $   14,041          1,444
Net cash provided by/(used in) financing
  activities............................  $ (43,494)   $ (59,108)    $  (3,719)    $  948,544    $  (48,917)       684,881
Net movements in cash...................  $  (2,886)   $     134     $  94,567     $   25,618    $      795         13,248
U.K. GAAP(1)(2)
Ratio of Earnings to Fixed Charges......      0.411        0.534         0.537          0.721         0.381          0.563
U.S. GAAP(1)(2)
Ratio of Earnings to Fixed Charges......      0.976        0.702         3.166          1.366         0.604          0.656

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

          (2) A ratio of less than one indicates that earnings are inadequate to cover fixed charges. The amount by which fixed charges exceeded earnings for ALPS 94-1 (i) for the years ended June 30, 1997 and 1998 and for the period July 1, 1998 to July 14, 1998 under U.K. GAAP was $41.9 million, $32.5 million and $1.3 million and (ii) for the years ended June 30, 1997 and 1998 under U.S. GAAP was $1.7 million and $20.8 million. The amount by which fixed charges exceeded earnings for AerCo for the period from July 15, 1998 to March 31, 1999 and for the years ended March 31, 2000 and 2001 under U.K. GAAP was $15.1 million, $48.8 million and $60.2 million and for the years ended March 31, 2000 and 2001 under U.S. GAAP was $31.2 million and $47.4 million.

     For a discussion of the differences between AerCo's and ALPS 94-1's results of operations and financial position under U.S. GAAP compared with U.K. GAAP, see notes 24, 25 and 26 to the AerCo audited consolidated financial statements and "Item 3. Operating and Financial Review and Prospects -- Results of Operations -- Year Ended March 31, 2001 Compared with Year Ended March 31,
2000 -- Differences between U.K. GAAP and U.S. GAAP," and -- Year Ended March 31, 2000 Compared with Eight and One-half Month Period from July 15, 1998 to March 31, 1999 -- Differences between U.K. GAAP and U.S. GAAP."

B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D. RISK FACTORS

     The following summarizes certain risks which may materially affect the ability of AerCo to pay interest, principal and premium, if any, on the notes in full at or before their respective final maturity dates. The risks and uncertainties described below are not the only ones facing us. Additional risks and liabilities that we are not aware of at present, or that we believe today are immaterial, may also impair our business operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. If any of the following risks actually occur, we may not be able to make the required payments on the notes.

RECENT DEVELOPMENTS

     POTENTIAL NEGATIVE CONSEQUENCES FOR THE AVIATION INDUSTRY OF RECENT TERRORIST ATTACKS IN THE UNITED STATES COULD ADVERSELY AFFECT OUR LESSEES AND THEREBY ADVERSELY AFFECT OUR CASH FLOW.

     On September 11, 2001, the United States was the subject of attacks by terrorists who used the hijacked aircraft of certain airlines. The full effect that these terrorist attacks may have for the aviation industry is not yet known. However, the effects of these tragic events can be expected to include, among other things, a reduction in demand for air travel due to fears regarding additional acts of terrorism, an increase in the price of fuel, increased costs and reduced operations by airlines due to new security directives adopted by the relevant aviation authorities, and new insurance requirements. In particular, airlines worldwide are currently experiencing significant difficulties in maintaining war insurance cover in the amounts required under their leases with us and other lessors. In the absence of satisfactory solutions on this matter, it may be necessary for the relevant aircraft to be grounded.

     Such consequences, depending on their scope and duration, which we cannot predict at this time, are likely to have a material adverse impact on the financial condition of our lessees and their ability to perform under their leases. They may also lead to reduced demand for our aircraft, which may impact our ability to re-lease aircraft on a timely basis and at favorable rates, and may reduce the value of our aircraft. These effects could cause a reduction in our cash flow which would adversely affect our ability to make payments on the notes and to refinance the notes as planned.

     On September 20, 2001, Fitch announced that it was putting all structured aircraft bonds, including the AerCo notes, on ratings watch negative following the recent terrorist attacks.

RISKS RELATING TO AERCO AND THIRD PARTIES

     THERE IS NO SECURITY INTEREST IN THE AIRCRAFT. NOTEHOLDERS CANNOT SELL THE AIRCRAFT TO REPAY THE NOTES IF WE DO NOT MEET OUR OBLIGATIONS UNDER THE NOTES.

     Neither the trustee, the security trustee, Bankers Trust Company, nor any noteholder has any security interest, mortgage, charge or other similar interest in any aircraft. If there is an event of default, they will not be able to sell the aircraft to repay the notes or exercise similar remedies on behalf of the noteholders which they would have if they had a security interest in the aircraft. AerCo Group has, however, pledged to the security trustee, Bankers Trust Company, as security for AerCo's various obligations (including under the notes), 100% of AerCo's equity in its subsidiaries, the interests of all AerCo Group members in the leases, any intercompany loans from AerCo to its subsidiaries, any cash contained in the accounts and investments made with the cash balances.

     OUR SUBSIDIARIES MAY HAVE CONTINGENT LIABILITIES THAT ARE UNKNOWN TO US. IF WE HAVE TO PAY LIABILITIES OF THIS KIND, WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES.

     There is a risk that our subsidiaries could have material contingent liabilities that are unknown to us. For example, our subsidiaries could have incurred liabilities to third parties from operating and leasing the aircraft before we acquired them. debis Ireland agreed to indemnify us for breaches of its representations and warranties relating to the debis transferred companies and aircraft which it sold to us in 1998. These representations and warranties survived until July 15, 2001 and we made no claims under them. In addition, debis Ireland has agreed to indemnify us for breaches of its representations and warranties relating to the new debis transferred companies and 30 additional aircraft which were sold to us in connection with the offering of the notes on July 17, 2000. These representations and warranties will survive for three years from the date of transfer to AerCo of the relevant company. Our potential recovery under these representations and warranties is limited to approximately $175.0 million. If any contingent liability becomes known and we are called on to pay it, we may be unable to recover the amount of the liability from the debis Ireland group or any other person. If we have to pay any such liability, we may be unable to make the required payments on the notes.

     WE RELY ON SWAP COUNTERPARTIES TO MANAGE INTEREST RATE RISK. IF WE ARE UNABLE TO ENTER INTO APPROPRIATE SWAP ARRANGEMENTS WITH ELIGIBLE COUNTERPARTIES OR IF SUCH COUNTERPARTIES DEFAULT ON THEIR OBLIGATIONS, WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES.

     AerCo manages any interest rate risk arising from any mismatch in fixed and floating rate lease rental payments and fixed and floating rate interest obligations through swaps and other derivative instruments. This strategy relies upon our ability to enter into interest rate swaps with eligible counterparties and each swap counterparty fulfilling its obligations under the related interest rate swap. If a counterparty were to default in its obligations, or we are unable to enter into interest rate swaps with eligible counterparties, then a mismatch in the fixed and floating rate interest obligations and fixed and floating rate lease payments may arise, which could harm our ability to make payments on the notes.

     WE RELY ON THIRD PARTIES TO MANAGE OUR BUSINESS. OUR OPERATIONS MAY SUFFER AND WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES IF OUR SERVICE PROVIDERS DO NOT PERFORM THEIR OBLIGATIONS TO US OR IF WE HAVE TO REPLACE THEM.

     We have no executive management resources of our own. We therefore rely on several service providers for the leasing, re-leasing and sale of the aircraft and all other executive and administrative responsibilities. If these service providers do not perform their contractual obligations to us, our operations may suffer and we may not be able to repay the notes. We can give no assurance that we will continue our arrangements with these service providers or that the service providers will continue their relationship with us until the notes are paid in full. If a service provider resigns or we terminate its appointment, we may be unable to find suitable replacement service providers that we can engage on suitable terms. Additionally, our appointment of replacement service providers may cause a lowering or withdrawal of the ratings on the notes. You should refer to "Item 6. Directors, Senior Management and Employees -- Directors and Senior Management -- The Servicer" and "-- Corporate Management" for detailed information on the responsibilities delegated to service providers.

     THE DEBIS GROUP, AS SERVICER, ADMINISTRATIVE AGENT AND CASH MANAGER, MAY HAVE CONFLICTS OF INTEREST FROM THEIR OTHER AIRCRAFT MANAGEMENT ACTIVITIES. WE MAY BE UNABLE TO RE-LEASE OR SELL AIRCRAFT IF THEY CANNOT RESOLVE THESE CONFLICTS.

     The debis group owns other aircraft and may face conflicts of interest in managing and marketing our aircraft for re-lease or sale. In addition, the debis group provides administrative agency and cash management services to others, including other aircraft securitization vehicles.

     If the debis group cannot resolve a conflict of interest, the conflict could have an adverse effect on our ability to manage, re-lease or sell the aircraft. In that case, we may be unable to make the required payments on the notes.

     OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST.

     From time to time the directors of AerCo may have conflicts of interest that arise as a result of their other relationships in the aviation industry. See "Item 6. Directors, Senior Management and Employees -- Directors and Senior Management -- Directors" for a discussion of the directors of AerCo and their other relationships.

     AERCO AND DEBIS IRELAND HAVE THE SAME LEGAL ADVISORS. IF NECESSARY, AERCO MAY NEED TO RETAIN SEPARATE COUNSEL.

     AerCo and debis Ireland are represented by the same Jersey, Irish and United States legal counsel, and it is anticipated that such multiple representation will continue in the future. Because AerCo and debis Ireland do not have independent legal representation, the terms of the agreements and other arrangements negotiated between AerCo and debis Ireland could disproportionately benefit one party over the other. Should a significant dispute arise in the future between AerCo and debis Ireland or any of their respective affiliates, AerCo anticipates that it will retain separate counsel to represent it in such matter.

AIRCRAFT RISKS

     THE COMMERCIAL AIRCRAFT MARKET IS CYCLICAL. DECREASED DEMAND OR EXCESS SUPPLY OF AIRCRAFT MAY DECREASE OUR CASH FLOWS.

     The market for commercial jet aircraft is very cyclical and can produce sharp increases and decreases in aircraft values and lease rates. The aircraft leasing market was experiencing a reduction in demand prior to September 11, 2001, particularly for older widebody aircraft. It is expected that this reduction in demand will be exacerbated as a result of the terrorist attacks in the United States on September 11, 2001. Decreases in aircraft values or lease rates may cause a decrease in our cash flows. Depending on market conditions, we may be unable to sell or re-lease aircraft on terms that allow us to make payments on the notes.

     Aircraft values and lease rates depend on various factors (many of which can be expected to be adversely impacted by the terrorist attacks of September 11, 2001) that are outside our control, including:

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

     - legal or regulatory requirements that prevent us from re-leasing or selling an aircraft in the condition that it is in; and

     - the discovery of manufacturing defects in an aircraft model. See "Item 4. Information on the Company -- Business Overview -- Compliance with Governmental and Technical Regulation."

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

     Appraised values are based on the assumption that there is an "open, unrestricted and stable market environment with a reasonable balance of supply and demand." However, the aircraft market is not always stable and there may be supply and demand imbalances at any given time, especially for specific aircraft types. At the high point in the aircraft market cycle, the current market value of some aircraft may be close to their appraised value while the current market value of others, particularly older or widebody aircraft, may be significantly less than their appraised values. At the low point in the aircraft market cycle, the current market value of most aircraft types is likely to be less than appraised values. Furthermore, as a result of the terrorist attacks of September 11, 2001, it is expected that airlines may reduce or scale back planned growth of their fleets. This would reduce the value of our aircraft. As a result you should not rely on aircraft appraised values as an indication of the market value for the aircraft.

     IF THE APPRAISED VALUES OF OUR AIRCRAFT DECLINE AT A FASTER RATE THAN WE HAVE ASSUMED, WE MAY BE REQUIRED TO SUSPEND PAYMENTS ON CLASS B AND CLASS C NOTES.

     Due to various market factors, aircraft appraisers have recently reduced appraised values for aircraft, especially older widebody aircraft. Under the indenture, we must accelerate the scheduled principal payments on the class A notes if the aircraft appraised values decline at a greater rate than we assumed. In that case, payments on the class B and class C notes may be suspended because of the increased principal amount that we must pay on the class A notes. As a result of the terrorist attacks of September 11, 2001, it is possible that aircraft appraisers may reduce aircraft appraised values at a greater rate than previously assumed.

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

     THE CONCENTRATION OF AIRCRAFT TYPES IN OUR PORTFOLIO COULD MAGNIFY THE IMPACT OF DECLINES IN LEASE RATES OR AIRCRAFT VALUES AND ADVERSELY AFFECT OUR CASH FLOW

     As of May 31, 2001, the MD-82, MD-83 and B767-300ER models of aircraft comprised more than 17% of our portfolio by appraised value as of February 19, 2001. This concentration on particular models or types of aircraft could magnify the adverse impact to our cash flow if there is a decline in lease rates or aircraft values for these models or types of aircraft, or if significant costs are required to be incurred with respect to these aircraft. The negative impact can be especially severe (a) where there is a sharp decrease of lease rates or aircraft values or (b) if specific governmental or technical regulations are imposed on particular aircraft types, as we have seen with (x) the discontinuation of production of MD-82s and MD-83s and the reduction in demand for B767s including, in particular, B767s powered by Pratt and Whitney engines and (y) the Airworthiness Directives with respect to the MD-80s and B737s, all as described more fully below in "Item 4. Information on the Company -- Business Overview -- The Leases". These events have caused, and could continue to cause, our overall lease rates or the aircraft values to significantly decrease and may cause us to incur significant costs which would reduce our cash flow.

ADDITIONAL AIRCRAFT RISKS

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

     As of May 31, 2001, two lessees have options to purchase a total of two aircraft, representing 4.48% of the portfolio by appraised value as of February 19, 2001. There is a risk that the purchase prices may be less than the pro rata portion of the unpaid principal of the notes allocable to the aircraft being purchased. If those options are exercised, there could be a reduction in the amount, or a delay in the timing, of required payments on the notes.

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

     INCREASED REGULATION OF THE AIRCRAFT INDUSTRY MAY IMPAIR OUR ABILITY TO RE-LEASE OR SELL AIRCRAFT.

     The aircraft industry is heavily regulated and aviation authorities may adopt additional regulations in jurisdictions where our aircraft are registered or operated. As a result of the terrorist attacks in the United States on September 11, 2001, new security directives may be adopted by aviation authorities. Depending on whether the cost of complying with such regulations would have to be borne by AerCo or the lessees, such regulations could result in significant cash expenditures by AerCo in the future. Further additional regulations, especially relating to aircraft noise and emissions, may cause us to incur significant costs, depress the value of the aircraft and impair our ability to re-lease or sell aircraft.

LEASE RISKS

     WE MAY NOT HAVE ENOUGH CASH FLOW TO MAKE PAYMENTS ON THE NOTES IF WE ARE UNABLE TO RE-LEASE AIRCRAFT QUICKLY OR ON FAVORABLE TERMS.

     We may not be able to re-lease the aircraft upon expiration of the leases without incurring significant downtime. If we cannot re-lease the aircraft we may not have enough cash flow to make payments on the notes. Even if we can re-lease the aircraft we may be unable to receive favorable rental rates, especially if there is reduced demand for aircraft on operating lease. The terrorist attacks of September 11, 2001, are expected to result in reduced demand for aircraft generally, including aircraft on operating lease. Our ability to re-lease aircraft and obtain acceptable lease payments and terms may also suffer because of:

     - economic conditions affecting the airline industry;

     - the supply of competing aircraft and demand for particular types;

     - lessor competition; and

     - restrictions on our re-leasing flexibility under the indenture.

     The leases for five of the aircraft, representing approximately 7% of the portfolio by appraised value at February 19, 2001, are scheduled to expire before December 31, 2001. The leases for 37 of the aircraft, representing 65% of the portfolio by appraised value at February 19, 2001 are scheduled to expire before December 31, 2004. Re-leasing may also affect the rental rates we are able to obtain and may adversely affect our ability to make payments on the notes, especially when there is less demand for aircraft on operating lease.

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

     POTENTIAL INSURANCE ISSUES ARISING FROM THE RECENT TERRORIST ATTACKS IN THE UNITED STATES COULD ADVERSELY AFFECT OUR LESSEES AND THEREBY ADVERSELY AFFECT OUR CASH FLOW.

     As a consequence of the terrorist attacks in the United States on September 11, 2001, airlines worldwide are currently experiencing significant difficulties in maintaining war insurance cover in the amounts required under their leases with us and other lessors. In the absence of satisfactory solutions on this matter, it may be necessary for the relevant aircraft to be grounded. Such consequences would have a material adverse impact on the financial condition of our lessees and their ability to perform under their leases. These effects could cause a reduction in our cash flow which would adversely affect our ability to make payments on the notes.

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

     IF WITHHOLDING TAXES ARE IMPOSED ON LEASE RENTALS, THESE TAXES WOULD REDUCE OUR CASH FLOW AVAILABLE FOR PAYMENTS ON THE NOTES.

     We have attempted to structure our leases in such a way that either no withholding taxes will be applicable to payments by the lessees under the leases or, if withholding taxes are applicable, the lessees would be required to pay corresponding additional amounts. If such taxes must be paid and we cannot recover these additional amounts from the lessee, these amounts will be unavailable for note payments.

RISK OF LESSEE DEFAULT

     LESSEES IN WEAK FINANCIAL CONDITION COULD FAIL TO MAKE LEASE PAYMENTS. THIS WOULD REDUCE THE CASH FLOW AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

     There is a significant risk that lessees in weak financial condition may default on their obligations under the leases. If lessees do not make rent and maintenance payments or are significantly in arrears, we will be unable to make payments on the notes. The ability of each lessee to perform its obligations under its lease will depend primarily on its financial condition. A lessee's financial condition may be affected by various factors beyond its control, including competition, fare levels, passenger demand, operating costs, the cost and availability of finance, and environmental and other governmental regulation of the air transportation business. The economic conditions of the regions where our lessees operate will also affect their ability to meet their lease obligations. Many of our lessees are based or operate in regions such as Asia or Latin America that from time to time experience severe economic crises. You should refer to "Item 4. Information on the Company -- Business Overview -- The Lessees -- Regional Concentrations" for a detailed discussion of the regional concentrations of our lessees and the economic trends of the regions that may impact the lessees' financial condition.

     Some of our lessees are in a weak financial position. Investors should also expect this to be the case with future lessees. As a result, a large proportion of lessees may consistently be significantly in arrears in their rental payments or maintenance payments. The environment for commercial aircraft operators in most geographic regions has been generally favorable in the past few years. Therefore, the current level of defaults and lessee arrears should not be seen as representative of future defaults and arrears as economic conditions may deteriorate, including as a result of the terrorist attacks in the United States on September 11, 2001. We can give no assurance that defaults and amounts in arrears will not increase as the market for aircraft on operating lease experiences cyclical downturns. You should refer to "Item 4. Information on the Company -- Business Overview -- The Lessees -- Payment History" for a detailed discussion of the lessees that are having financial difficulties or are in arrears on their lease obligations.

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

RISKS RELATING TO PAYMENTS ON THE NOTES

     IF OUR ASSUMPTIONS ABOUT CASH FLOW AND OPERATING COSTS DO NOT MATCH ACTUAL EXPERIENCE, WE MAY BE UNABLE TO MAKE NOTE PAYMENTS ON TIME OR AT ALL.

     We have determined the expected final payment dates for the notes based on assumptions made at the time of their issue about our future cash flows and interest and operating costs and possible future economic conditions. The purpose of these assumptions is to illustrate the payment provisions of the notes. Many of these assumptions relate to future political, economic and market conditions that are outside our control and are difficult or impossible to predict. Market interest rates are an example of such an assumption. Other assumptions relate to future events that depend on the actions of lessees or others with whom we deal. Insurance recoveries and maintenance payments are examples of such assumptions. For this reason, it is unlikely that our experience in the future will be consistent with the assumptions we have made relating to cash flow and operating costs. As a result, we may be unable to make payments on the notes at the times and in the amounts that our assumptions indicate. Further, our assumptions clearly did not anticipate events such as the terrorist attacks of September 11, 2001, which are likely to impact cash flow adversely in a manner not illustrated by the assumptions.

     NOTEHOLDERS' RIGHT TO RECEIVE PAYMENTS ON THE NOTES RANKS JUNIOR TO OUR EXPENSES, CERTAIN OTHER PAYMENTS WE MAY MAKE AND ANY MORE SENIOR SUBCLASSES OF NOTES.

     Our expenses and certain other payments that we must make rank senior to the notes and are payable out of our funds before any payments are made on the notes. Depending on the amount of these more senior payments, we may be unable to make the required payments on the notes.

     In addition, noteholders' right to receive payments of interest, principal and any premium on your notes ranks junior to payments on more senior subclasses of notes. If an event of default occurs, then the holders of a class of notes may not exercise remedies under the indenture until all amounts we owe on more senior classes of notes and our other more senior obligations have been paid. In that case, holders of the most senior class of notes will control the exercise of these remedies.

     THERE IS NO PUBLIC MARKET FOR THE NOTES. AS A RESULT NOTEHOLDERS MAY BE UNABLE TO SELL THEIR NOTES OR THE PRICE OF THE NOTES MAY SUFFER.

     The notes have a limited trading market which may harm noteholders' ability to sell the notes or the price at which they are sold. The notes are listed only on the Luxembourg Stock Exchange. No one has an obligation to make a market in the notes. We do not intend to seek approval for quotation through any automated quotation system. Future trading prices for the notes will depend on many factors, including general economic conditions and our financial condition, performance and prospects.

     WE MAY BE UNABLE TO REFINANCE THE SUBCLASS A-3, SUBCLASS B-2 AND SUBCLASS C-2 NOTES IN THE CAPITAL MARKETS. THIS MAY DELAY THE REPAYMENT OF PRINCIPAL AND LOWER THE MARKET PRICE OF OUR OTHER SUBCLASSES OF NOTES.

     The subclass A-3, subclass B-2 and subclass C-2 notes may reach their expected final payment date before we have received sufficient cash flows to repay them. In that case, we plan to refinance the subclass A-3, subclass B-2 and subclass C-2 notes by issuing refinancing notes. The refinancing notes will rank equally with the other class A, class B or class C notes, as the case may be, but the interest rate, principal payment provisions and other terms will be different. Our ability to refinance the subclass A-3, subclass B-2 and subclass C-2 notes will depend on many factors outside our control. These factors include general conditions in the capital markets and the markets' perception of the commercial aviation industry, the aircraft leasing business generally or our own company, all of which may be adversely affected by the terrorist attacks of September 11, 2001. If we cannot refinance the subclass A-3, subclass B-2 and subclass C-2 notes on acceptable terms, we may not be able to repay the subclass A-3, subclass B-2 and subclass C-2 notes by their expected final payment date. This may also further delay repayment of principal on the class B and class C notes and may result in lower market prices for the notes.

     In the future, we may issue additional notes and refinancing notes that may also require refinancing like the subclass A-3, subclass B-2 and subclass C-2 notes. These notes would present the same refinancing risk that we describe above.

BANKRUPTCY RISKS

     IF DEBIS OR ANY OF ITS SUBSIDIARIES BECOMES BANKRUPT OR INSOLVENT, THE AIRCRAFT AND OUR OTHER ASSETS MAY NOT BE AVAILABLE TO REPAY THE NOTES AND OUR OTHER OBLIGATIONS.

     We have taken steps in the previous and present transaction to structure our company, and the acquisition of our aircraft owning companies from AerFi Group prior to its acquisition by debis group to ensure that our assets are not consolidated with the debis group's assets and do not become available to the debis group's creditors in any bankruptcy or insolvency proceeding involving the debis group.

     If debis or any of its subsidiaries becomes bankrupt or insolvent, there is a legal risk that a court or other authority could decide that these steps were not effective to insulate our assets from the debis group's assets or that the debis group's transfer of aircraft to us was improper. As a result, the aircraft and our other assets could become available to repay both debis's creditors and our creditors, including you. We could also lose all of our rights in the aircraft and our other assets. In either case, it may be impossible to repay amounts outstanding under the notes.

CERTAIN INCOME TAX RISKS

     IF PAYMENTS OF PRINCIPAL AND INTEREST ON THE NOTES BECOME SUBJECT TO WITHHOLDING TAX, WE WILL NOT MAKE ADDITIONAL PAYMENTS TO NOTEHOLDERS.

     We will not make any additional payments to noteholders for any withholding or deduction that is required under applicable law on payments on the notes. If we are required to make a withholding or deduction, whether because of the implementation of the proposed E.U. Savings Directive or for any other reason, we will use reasonable efforts to avoid the application of withholding taxes. If we cannot avoid the withholding taxes, we may redeem the notes. If withholding taxes are imposed on the notes and we do not redeem them, we will reduce the amount of interest that noteholders receive by the amount of the withholding taxes. We have received opinions from our tax advisors that payments on the notes will not be subject to Jersey or Irish withholding tax. You should be aware, however, that these opinions represent only the best judgment of counsel and are not binding on the applicable tax authorities or the courts. The opinions depend upon certain factual assumptions and the existence of different facts could lead to circumstances not anticipated by counsel.

     Ownership of the notes entails certain risks regarding the application of the tax laws of Ireland, the United States, Jersey and the jurisdictions in which the members of AerCo Group and the lessees are organized, reside or operate. You should refer to "Item 10. Additional Information -- Taxation -- Tax Considerations" for a more detailed discussion of the possible tax consequences of owning the notes.

     OUR OPERATIONS MAY BECOME SUBJECT TO INCOME TAXES, WHICH WOULD REDUCE THE CASH FLOW AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

     Our operations may be subject to the income tax laws of Ireland, the United States, Jersey and other jurisdictions. There is also a risk that the servicer's future management of the aircraft might expose members of AerCo Group to tax liabilities outside Ireland. If our income is subject to taxation, the cash flows available to make payments on the notes may be reduced.

     IF WE LOSE OUR IRISH TAX BENEFITS, THE RATING AGENCIES MAY DOWNGRADE THE NOTES AND WE MAY BE UNABLE TO MAKE REQUIRED NOTE PAYMENTS.

     Our Irish-resident aircraft owning companies, including those we acquired from the debis Ireland group, are entitled to certain corporate tax benefits for Shannon, Ireland certified companies, including a preferential corporate taxation rate of 10% through December 2005. The loss of these tax benefits could lead to a downgrade in the then current ratings on the notes and it could also affect our ability to make the required payments on the notes.

     If, whether because of its acquisition by debis or otherwise, debis Ireland were liquidated or were to cease to hold its 5% shareholding in AerCo, or if the debis Ireland group were to reduce or relocate its operations for any reason such that it failed to maintain, among other things, certain employment levels at Shannon, Ireland, or if a member of the debis Ireland group were to resign or be removed as servicer, administrative agent or cash manager of AerCo Group, then our aircraft owning companies may become subject to Irish corporate taxation at the general Irish statutory rate. That rate is currently 20%. Irish tax law provides for a reduction of this rate to 16% for 2002 and 12.50% for 2003 and subsequent years. debis Ireland has agreed to use its best efforts to maintain the Shannon corporate tax benefits for the benefit of AerCo Group.

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

     You should refer to "Item 10. Additional Information -- Taxation -- Tax Considerations -- Irish Tax Considerations -- Irish Income and Withholding Taxes on Payments on the Notes" for additional discussions of the Irish tax benefits.

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

     There can be no assurance that the activities of the servicer, the administrative agent and other service providers will not expose AerCo and its non-U.S. aircraft owning subsidiaries to U.S. federal income tax on part or all of their income, which would reduce the cash flow available to make payments on the notes.

     Following the acquisition of debis Ireland by debis, AerCo and its Irish-resident aircraft owning subsidiaries may no longer qualify for the benefits of the United States-Ireland income tax treaty, and as a result may be subject to United States federal income tax on part or all of their income, which would reduce the cash flow available to make payments on the notes.

ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF AERCO LIMITED

  AerCo

     AerCo Limited is a special purpose limited liability company formed on June 4, 1998 under the laws of Jersey to purchase and own a portfolio of aircraft. It is resident in Ireland for tax purposes and is entitled to certain corporate tax benefits available to Shannon, Ireland certified companies.

     AerCo has an authorized share capital of 10,000 ordinary shares, $1 par value per share, 20 of which are issued and outstanding. Nineteen shares are held by Juris Limited and Lively Limited, each a Jersey limited liability company (together, the "NOMINEES"), for the benefit of AerCo Holding Trust, a charitable trust established under the laws of Jersey (the "CHARITABLE TRUST"). One share is held by debis Ireland.

     AerCo's registered and principal office is located at 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands and its telephone number is +44-1534-609000.

  The Initial Acquisition

     On July 15, 1998, we made an offering of subclass A-1, subclass A-2, subclass B-1 and subclass C-1 notes in the aggregate principal amount of $800 million. We used these proceeds, together with the proceeds of an offering of subclass D-1 and subclass E-1 notes (the subclass D-1 and subclass E-1 notes, together with the subclass A-1, subclass A-2, subclass B-1 and subclass C-1 notes, the "OLD NOTES") to debis Ireland to purchase, in addition to the purchases described below, all of the outstanding capital stock of ALPS 94-1, another securitization vehicle, from the trustees of a charitable trust (the "ALPS 94-1 TRUST") for a nominal amount. This purchase price reflected the very limited economic entitlements of these trustees as shareholders of ALPS 94-1. On July 15, 1998, ALPS 94-1 was the owner of 25 commercial jet aircraft.

     On July 15, 1998, we also purchased all of the capital stock of three wholly-owned newly incorporated subsidiaries of debis Ireland, AerCo Ireland Limited, AerCo Ireland II Limited and AerCo USA Inc. (together the "DEBIS TRANSFERRED COMPANIES") for a net purchase price equal to $0.3 million. On July 15, 1998, the debis transferred companies were the owners of ten commercial jet aircraft.

     On July 15, 1998, we loaned ALPS 94-1 a portion of the net cash proceeds from the issuance of the old notes for the purpose of immediately redeeming or repaying ALPS 94-1's existing financial indebtedness and paying fees and other expenses payable by ALPS 94-1 in connection with the refinancing of ALPS 94-1 and the offering.

     On July 15, 1998, we loaned each debis transferred company a portion of the net proceeds from the issuance of the old notes to immediately repay its indebtedness to debis Ireland. All letters of credit, guarantees or similar arrangements securing obligations of any lessee of the transferred aircraft were transferred to, renewed, amended or reissued in the name of, a debis transferred company.

     ALPS 94-1 and GECAS, the former servicer to ALPS 94-1 and currently servicer to debis Ireland in respect of certain of its assets, also reached an agreement to terminate the existing ALPS 94-1 servicing agreement on July 15, 1998 in exchange for a termination fee. ALPS 94-1 agreed, upon termination of the ALPS 94-1 servicing agreement to waive all claims it might have against GECAS, its affiliates and their representatives. ALPS 94-1 also agreed to indemnify GECAS, its affiliates and their representatives for any losses they might have incurred in connection with the termination of the ALPS 94-1 servicing agreement, the offering and the issuance of the old notes and the refinancing of ALPS 94-1. The trustees of the ALPS 94-1 Trust made no representations, warranties or indemnities in selling their shares to AerCo. debis Ireland made customary representations and warranties in the share purchase agreement for the acquisition of the debis transferred companies and aircraft, including representations relating to solvency, undisclosed contingent liabilities and insurance. debis Ireland agreed to indemnify AerCo Group for breaches of its representations and warranties relating to the debis transferred companies and the transferred aircraft. These representations and warranties survived until July 15, 2001. AerCo did not make any claims for breaches of these representations and warranties. AerCo Group's potential recovery under them was limited to approximately $185 million.

  The Refinancing and Additional Aircraft Acquisition

     On July 17, 2000, we made an additional offering of subclass A-3, subclass A-4, subclass B-2 and subclass C-2 notes in the aggregate principal amount of $960 million (the "NEW NOTES"). We used these proceeds, together with the proceeds of an offering of subclass D-2 and subclass E-2 notes to debis Ireland, to finance our acquisition of 30 additional aircraft (the "ADDITIONAL AIRCRAFT") through the acquisition of all the outstanding capital stock of 18 aircraft owning subsidiaries of debis Ireland (the "NEW DEBIS TRANSFERRED COMPANIES") and to refinance our then existing subclass A-1 and subclass D-1 notes. The 30 additional aircraft had an appraised value of $724.1 million at April 30, 2000 and were on lease to 20 lessees in 13 countries as of July 17, 2000. Only six of the 30 additional aircraft were delivered to AerCo as of the closing date because the debis Ireland group needed additional time in order to obtain lessee consents, necessary governmental authorizations, revised insurance certificates and meet other requirements in order to transfer such aircraft. We deposited the proceeds of this offering allocable to the 24 remaining aircraft into the aircraft purchase account and we used these funds to purchase the remaining aircraft as they became ready for delivery. A further eight of the additional aircraft were purchased by AerCo on August 3, 2000, six on October 5, 2000, four on November 2, 2000, one on November 15, 2000, one on December 8, 2000, two on December 20, 2000 and two on January 31, 2001. See "Item 6. Directors, Senior Management and Employees -- Directors and Senior Management" for a more detailed description of debis and our servicing arrangements.

     Although we did not acquire all of the additional aircraft on the closing date, we structured the purchase agreement to provide for net payments from debis Ireland to AerCo designed to put AerCo in substantially the position it would have been in if all 30 additional aircraft had been delivered on July 17, 2000. debis Ireland made customary representations and warranties in the share purchase agreement for the acquisition of the additional aircraft including representations relating to solvency, undisclosed contingent liabilities and insurance. debis Ireland indemnified us for breaches of its representations and warranties relating to the new debis transferred companies and additional aircraft which it would be selling to us. The representations and warranties with respect to each of the new debis transferred companies and its related aircraft survive for three years from the date of transfer to AerCo of that new debis transferred company. Our potential recovery under these representations and warranties is limited to approximately $175.0 million.

     Because of the timing uncertainties of obtaining lessee consents that a direct transfer of aircraft from the debis Ireland group to AerCo presented, debis Ireland structured the acquisition of aircraft and associated leases as the sale of the capital stock of wholly-owned, recently incorporated subsidiaries to occur in a series of transactions on or following the closing of the offering on July 17, 2000. Prior to each acquisition, debis Ireland pre-positioned ownership of the additional aircraft in the appropriate new debis transferred company. Each of the new debis transferred companies financed its acquisition of the applicable additional aircraft with debt payable to the debis Ireland group or third-party creditors. AerCo purchased all of the outstanding capital stock of the appropriate new debis transferred companies from the debis Ireland group and refinanced the indebtedness of those companies to the debis Ireland group or third party creditors for an aggregate amount equal to approximately $706.4 million, calculated as follows: (1) the aggregate appraised value at April 30, 2000 of the 30 additional aircraft ($724.1 million); less the sum of: (2) the amount of cash security deposits held in respect of those aircraft (approximately $7.4 million for all 30 additional aircraft as of June 30, 2000); and (3) the amount of the transaction expenses of $10.3 million inclusive of subscription discounts and commissions. The cumulative aggregate net purchase price of the capital stock was paid in installments and the related indebtedness was simultaneously repaid upon delivery of the shares of each of the new debis transferred companies. All of the transaction expenses were paid on July 17, 2000.

     AerCo loaned each of the new debis transferred companies a portion of the net proceeds of the offering of the new notes to repay its indebtedness to the debis group or third party creditors. All letters of credit, guarantees or similar arrangements securing obligations of any lessee of the additional aircraft were transferred to, renewed, amended or reissued in the name of, the relevant new debis transferred company upon the purchase of each new debis transferred company by AerCo.

     In consideration of AerCo agreeing to purchase the new debis transferred companies and raising funds in anticipation of delivery of all the remaining additional aircraft, debis Ireland paid to AerCo, for each remaining additional aircraft, an amount equal to gross lease rentals on the remaining additional aircraft received by debis Ireland from the closing date. AerCo paid to debis Ireland an amount equal to (a) any interest earned on the funds in the aircraft purchase account allocable to the remaining aircraft, which funds would have been transferred to debis Ireland had the remaining aircraft been delivered to AerCo on the closing date, and (b) an amount equal to interest which would have been payable to debis Ireland on the relevant principal amount of the subclass D-2 notes and the subclass E-2 notes according to the priority of payments had debis Ireland been issued such notes on the closing date. Such amounts were paid monthly by debis Ireland to AerCo and deposited into the collection account and, together with other cash amounts received under the leases of aircraft already owned by AerCo Group, were paid to the noteholders on each payment date.

     The purchase price paid by AerCo for each additional aircraft was adjusted for the expenses relating to the management of the leases (not including payments under the servicing agreement with debis Ireland) from the closing date and maintenance expenses not paid under the servicing agreement as of the closing date by the lessees directly or from supplemental rent paid by the lessees for maintenance costs, which debis Ireland paid, net of any related aircraft maintenance income received by debis Ireland since the closing date. AerCo issued to debis Ireland the subclass D-2 notes and the subclass E-2 notes allocable to the purchase price of the additional aircraft as they were delivered.

  Additional Aircraft and Debt Issuances

     We intend to acquire further aircraft assets from various sellers, which may include the debis group, in the future. Such additional aircraft may be serviced by parties other than debis. We will finance acquisitions of such aircraft with external funds, including issuing debt securities in up to five classes which will rank equally in right of payment of principal and interest with the corresponding classes of the then outstanding notes. Any acquisition of further aircraft and related issuance of further notes or other debt securities will be subject to various conditions under the indenture, including rating agency confirmation that such acquisition will not result in the lowering or withdrawal by the rating agencies of their current rating of any subclass of notes then outstanding.

B. BUSINESS OVERVIEW

PORTFOLIO INFORMATION

     As of May 31, 2001, our total portfolio comprised 61 aircraft on lease to 33 lessees in 19 countries and excludes one B747-200B aircraft which is being sold for scrap. One aircraft was off-lease at May 31, 2001. As of September 24, 2001, this aircraft was subject to a letter of intent for lease.

     As of May 31, 2001, the total appraised value of our 61 aircraft based upon the appraised values as of February 19, 2001 was $1,411.3 million. As of May 31, 2001, the weighted average remaining contracted lease term of the portfolio (by appraised values as of February 19, 2001 and without giving effect to purchase options or extension options) was 35 months. The longest lease is scheduled to expire in March 2008. Therefore, we will be required to re-lease each of the aircraft one or more times prior to the final maturity date for the notes. See "Risk Factors -- Lease Risks."

APPRAISERS' REPORT

     We obtained appraised values of our portfolio of aircraft at February 19, 2001. The values provided by the appraisers represent the base value in respect of 61 of the aircraft (excluding the B757 aircraft sold in April 2001 and the scrap value in respect of one aircraft, the B747-200B).

     The base value is equal to the average of the opinions of the appraisers as to the value of each aircraft at normal utilization rates in an open, unrestricted and stable market at February 19, 2001, adjusted to take account of the reported maintenance standard of the aircraft. The appraisals were not based on physical inspection of the aircraft and do not take into account the value of the leases, maintenance reserves or security deposits. The scrap value is determined by the appraisers based on the assumption that the aircraft will no longer be utilized for flight operation and assumes that the aircraft will ultimately be disassembled to a point where all economically viable assets, including the engines, are sold individually.

     On the basis of the three independent appraisals, the average base value for 61 of the aircraft was approximately $1,411.3 million compared with an average base value of $1,482.1 million (excluding the B757 aircraft sold in April 2001 and the B747 aircraft which is being sold for scrap) on April 30, 2000, the date of the last appraisals. The reduction in value represents utilization for the period. The aggregate base and scrap values calculated by each of the three appraisers for the aircraft are $1,437.8 million in the case of BK Associates, Inc., $1,446.4 million in the case of Aircraft Information Services, Inc. and $1,349.9 million in the case of Airclaims Limited.

     You should not rely on the appraised value as a measure of the realizable value of any aircraft. See "Key Information -- Risk Factors -- Aircraft Risks."

     The following table lists the appraised values of the 61 aircraft at February 19, 2001.

                                                                     APPRAISAL OF
                                                       -----------------------------------------        AVERAGE
                                          DATE OF        AIRCRAFT                                      APPRAISED
                  ENGINE       SERIAL   MANUFACTURE/    INFORMATION    AIRCLAIMS                       VALUE AT
AIRCRAFT TYPE  CONFIGURATION   NUMBER    CONVERSION      SERVICES       LIMITED    BK ASSOCIATES   FEBRUARY 19, 2001
-------------  -------------   ------   ------------   -------------   ---------   -------------   -----------------
                                                                             (U.S.$'000S)
A300B4-200     CF6-50C2          240       May-83            8,560         5,550        11,677             8,596
A320-200       V2500-A1          354       Oct-92           26,310        30,310        28,449            28,356
A320-200       V2500-A1          411       Mar-93           27,670        31,220        29,242            29,377
A320-200       V2527-A5          934       Jan-99           40,290        38,190        39,171            39,217
A320-200       CFM56-5A1          85       Feb-90           24,830        24,000        22,827            23,886
A320-200       CFM56-5A3         299       Apr-92           26,860        28,300        29,247            28,136
A320-200       V2500-A1          362       Nov-92           25,840        28,280        29,334            27,818
A320-200       CFM56-5A3         391       Feb-93           28,920        28,150        30,816            29,295
A320-200       CFM56-5A1         403       Dec-93           28,520        29,460        30,656            29,545
A321-200       V2533-A5         1207       Apr-00           54,870        47,320        52,636            51,609
B737-300       CFM56-3B1       23345       Jul-85           16,060        12,320        12,080            13,487
B737-300       CFM56-3C1       24834       Jun-90           21,230        19,550        20,658            20,479
B737-300       CFM56-3C1       24856       Aug-90           21,500        19,530        21,256            20,762
B737-300       CFM56-3B2       25041       Mar-91           22,120        21,480        22,135            21,912
B737-300       CFM56-3C1       25604       Jan-93           22,510        19,940        22,789            21,746
B737-300       CFM56-3B2       26440       Mar-92           23,220        21,370        23,551            22,714
B737-300       CFM56-3B1       24465       Aug-89           19,490        17,190        18,920            18,533
B737-300       CFM56-3B1       24677       Mar-90           20,510        18,990        20,272            19,924
B737-300       CFM56-3C1       24908       Mar-91           22,550        22,020        22,284            22,285
B737-300       CFM56-3C1       24909       Apr-91           21,490        20,990        20,900            21,127
B737-300       CFM56-3C1       26068       Jun-92           23,680        21,930        24,309            23,306
B737-300       CFM56-3B2       26442       May-92           23,460        20,780        22,493            22,244
B737-300QC     CFM56-3B2       24021       Nov-88           21,020        22,420        18,360            20,600
B737-400       CFM56-3C1       24270       May-89           22,570        21,720        21,161            21,817
B737-400       CFM56-3C1       24271       Jun-89           22,790        21,940        21,619            22,116
B737-400       CFM56-3C1       24901       May-90           23,850        23,110        23,570            23,510
B737-400       CFM56-3C1       25594       May-92           25,850        24,930        25,002            25,261
B737-400       CFM56-3C1       27074       Apr-92           26,080        25,160        25,788            25,676
B737-400       CFM56-3C1       23868       Oct-88           21,660        17,950        20,660            20,090
B737-400       CFM56-3C1       23979       Jan-89           22,040        21,830        21,153            21,674
B737-400       CFM56-3C1       24685       May-90           23,640        22,480        23,338            23,153
B737-400       CFM56-3C1       24904       Feb-91           24,860        23,060        23,412            23,777
B737-400       CFM56-3C1       25764       Jun-92           24,560        20,440        25,067            23,356
B737-400       CFM56-3C1       25765       Jul-92           24,890        20,840        25,555            23,762
B737-400       CFM56-3C1       26066       Jun-92           26,020        23,260        25,767            25,016
B737-500       CFM56-3C1       24651       Apr-90           18,440        20,040        17,368            18,616
B737-500       CFM56-3C1       25768       May-95           22,710        22,940        21,833            22,494
B737-500       CFM56-3C1       25789       Feb-92           19,790        21,370        19,649            20,270
B737-500       CFM56-3C1       27153       Aug-93           20,160        21,120        20,080            20,453
B737-500       CFM56-3C1       27155       Mar-93           20,000        20,660        18,268            19,643
B737-500       CFM56-3C1       26067       Jun-92           20,130        21,720        19,913            20,588
B757-200       RB211-535E4     26152       Aug-92           38,050        31,570        36,471            35,364
B757-200       RB211-535E4     26153       Aug-92           40,070        33,550        38,496            37,372
B757-200       RB211-535E4     26158       Feb-93           41,270        34,670        39,279            38,406
B767-300ER     PW4060          24947       Mar-91           58,060        51,040        55,644            54,915
B767-300ER     PW4060          24999       Feb-91           56,790        49,640        52,027            52,819
DC8-71F        CFM56-2C1       46040       Mar-91           14,100        15,720        12,401            14,074
DC8-71F        CFM56-2C1       46064       Mar-92           12,970        12,140        10,998            12,036
F100           TAY650-15       11320       Apr-91           10,450        11,060        12,149            11,220
F100           TAY650-15       11322       Jun-91           10,560        10,670        12,236            11,155
F100           TAY650-15       11341       Aug-91           10,460        12,100        11,934            11,498
F100           TAY650-15       11350       Apr-92           11,240        11,390        13,525            12,052
F100           TAY650-15       11351       Sep-91           10,230        11,530        12,300            11,353
MD-82          JT8D-217C       49570       Feb-88           16,620        12,680        16,441            15,247
MD-82          JT8D-219        49905       Oct-90           17,880        15,010        19,322            17,404
MD-82          JT8D-219        49931       Aug-90           19,060        14,960        19,507            17,842
MD-82          JT8D-219        49932       Sep-90           19,070        14,750        19,676            17,832
MD-82          JT8D-219        53245       Apr-92           19,660        16,240        20,615            18,838
MD-83          JT8D-219        49627       Apr-89           19,250        15,540        19,621            18,137
MD-83          JT8D-219        49790       Oct-89           18,870        15,450        19,613            17,978
MD-83          JT8D-219        49952       Dec-91           20,150        16,310        22,285            19,581
                                                         ---------     ---------     ---------         ---------
                                                         1,446,360     1,349,880     1,437,805         1,411,349
                                                         =========     =========     =========         =========

THE AIRCRAFT

     All of the aircraft hold or are capable of holding, a noise certificate issued under Chapter 3 of Volume 1, Part II of Annex 16 of the Chicago Convention or have been shown to comply with the Stage 3 noise levels set out in
Section 36.5 of Appendix C of Part 36 of the United States Federal Aviation Regulations.

     The following table lists the 61 aircraft by type and number as of May 31, 2001 and the percentage of appraised value of each aircraft at February 19, 2001.

                    TYPE OF     NUMBER OF      BODY      ENGINE   % OF PORTFOLIO BY
MANUFACTURER       AIRCRAFT     AIRCRAFT       TYPE      STAGE     APPRAISED VALUE
------------      -----------   ---------   ----------   ------   -----------------
Airbus
  (20.97%).....   A300-B4-200       1       Widebody       3             0.61%
                  A320-200          8       Narrowbody     3            16.70%
                  A321-200          1       Narrowbody     3             3.66%
Boeing
(74.97%).......   B737-300         12       Narrowbody     3            17.61%
                  B737-300QC        1       Narrowbody     3             1.46%
                  B737-400         12       Narrowbody     3            19.78%
                  B737-500          6       Narrowbody     3             8.64%
                  B757-200          3       Narrowbody     3             7.87%
                  B767-300ER        2       Widebody       3             7.63%
                  MD-82             5       Narrowbody     3             6.18%
                  MD-83             3       Narrowbody     3             3.95%
                  DC8-71F           2       Freighter      3             1.85%
Fokker
(4.04%)........   F100              5       Narrowbody     3             4.06%
                                   --                                  ------
                                   61                                  100.00%
                                   ==                                  ======

     The following table sets forth the exposure of our portfolio by lessee at May 31, 2001 by reference to the appraised value at February 19, 2001.

                                                                                  % OF
                                                                NUMBER OF      AIRCRAFT BY
LESSEE(1)                                                       AIRCRAFT     APPRAISED VALUE
---------                                                       ---------    ---------------
BMI Limited.................................................        2              6.44%
Spanair S.A. ...............................................        4              7.38%
Air Canada..................................................        2              5.98%
Asiana Airlines Inc.........................................        3              4.93%
Frontier Airlines Inc.......................................        3              4.66%
TAM-Transportes Aereos Regionais S.A. ......................        5              4.06%
JMC Airlines................................................        2              4.09%
Airtours International Airways Limited......................        2              3.96%
Blue Panorama Airlines SpA..................................        2              3.49%
THY Turkish Airlines........................................        1              1.77%
China Southern Airlines Company Limited.....................        2              3.19%
Pegasus Hava Tasimaciligi A.S...............................        2              3.18%
Virgin Express S.A..........................................        3              4.67%
Air 2000 Limited............................................        1              2.72%
Xiamen Airlines Limited.....................................        2              2.84%
Philippine Airlines Inc.....................................        3              4.51%
Finnair Oy..................................................        2              2.57%
China Xinjiang Airlines.....................................        1              2.65%
Avianca.....................................................        1              2.51%
Reno Air Inc................................................        2              2.53%
Monarch Airlines Limited....................................        1              2.08%
Volare Airlines SpA.........................................        1              1.69%
Malev Hungarian Airlines....................................        2              3.18%
VARIG.......................................................        1              1.45%
Societe d'Exploitation Aeropostale..........................        1              1.46%
Far Eastern Air Transport Corporation (F.E.A.T.)............        1              1.39%
Nordeste Linhas Aereas Regionais S.A. ......................        1              1.46%
British Airways Plc.........................................        2              3.02%
Braathens ASA S.A.F.E. .....................................        1              1.32%
Delta Air Lines.............................................        1              0.96%
Aircraft International Leasing Limited (A.I.L.L.)...........        1              1.00%
BAX Global Inc..............................................        1              0.85%
Indian Airlines Limited.....................................        1              0.61%
Off-lease(2)................................................        1              1.42%
                                                                   --            ------
                                                                   61            100.00%
                                                                   ==            ======

---------------
(1) Total number of lessees as of May 31, 2001 = 33

(2) As of September 24, 2001, the off-lease aircraft was subject to a letter of intent for lease.

     The following table lists the 61 aircraft by country at May 31, 2001 according to the number of aircraft and the percentage of the appraised value at February 19, 2001.

                                                                                % OF
                                                              NUMBER OF      AIRCRAFT BY
                         COUNTRY(1)                           AIRCRAFT     APPRAISED VALUE
                         ----------                           ---------    ---------------
United Kingdom..............................................     10             22.30%
United States...............................................      7              8.99%
China.......................................................      5              8.68%
Turkey......................................................      3              4.95%
Spain.......................................................      4              7.38%
Brazil......................................................      7              6.97%
Canada......................................................      2              5.98%
Italy.......................................................      3              5.18%
South Korea.................................................      3              4.93%
Belgium.....................................................      3              4.67%
Philippines.................................................      3              4.51%
Finland.....................................................      2              2.57%
Colombia....................................................      1              2.51%
Hungary.....................................................      2              3.18%
France......................................................      1              1.46%
Taiwan......................................................      1              1.39%
Norway......................................................      1              1.32%
Chile.......................................................      1              1.00%
India.......................................................      1              0.61%
Off-lease...................................................      1              1.42%
                                                                 --            ------
                                                                 61            100.00%
                                                                 ==            ======

---------------
(1) Total number of countries = 19

     The following table lists the 61 aircraft by region at May 31, 2001 according to the number of aircraft and to the percentage of the appraised value at February 19, 2001.

                                                                                % OF
                                                              NUMBER OF      AIRCRAFT BY
                           REGION                             AIRCRAFT     APPRAISED VALUE
                           ------                             ---------    ---------------
Developed Markets:
  Europe....................................................     24             44.87%
  North America.............................................      9             14.98%
Emerging:
  Asia......................................................     13             20.12%
  Europe and the Middle East................................      5              8.13%
  Latin America.............................................      9             10.48%
Off-lease(1)................................................      1              1.42%
                                                                 --            ------
                                                                 61            100.00%
                                                                 ==            ======

---------------

(1) As of September 24, 2001, the off-lease aircraft was subject to a letter of intent for lease.

     The following table lists the 61 aircraft by year of aircraft manufacture or conversion to freighter at May 31, 2001 according to the number of aircraft and to the percentage of the appraised value at February 19, 2001.

                                                                                % OF
                                                              NUMBER OF      AIRCRAFT BY
             YEAR OF MANUFACTURE OR CONVERSION                AIRCRAFT     APPRAISED VALUE
             ---------------------------------                ---------    ---------------
1983........................................................      1              0.61%
1985........................................................      1              0.96%
1988........................................................      3              3.96%
1989........................................................      6              8.52%
1990........................................................     10             14.41%
1991........................................................     12             19.54%
1992........................................................     18             30.62%
1993........................................................      7             13.35%
1995........................................................      1              1.59%
1999........................................................      1              2.78%
2000........................................................      1              3.66%
                                                                 --            ------
                                                                 61            100.00%
                                                                 ==            ======

     The following table lists the aircraft by seat category at May 31, 2001 calculated by reference to the number of aircraft and to the percentage of the appraised value at February 19, 2001.

                                                                                           % OF
                                                                         NUMBER OF      AIRCRAFT BY
SEAT CATEGORY                        AIRCRAFT TYPE                       AIRCRAFT     APPRAISED VALUE
-------------                        -------------                       ---------    ---------------
91-120          B737-500, F-100........................................     11             12.71%
121-170         A320-200, B737-300, B737-300QC, B737-400, MD82, MD83...     41             65.67%
171-240         A321-200, B757-200.....................................      4             11.53%
241-350         A300-B4-200, B767-300ER................................      3              8.24%
Freighter       DC8-71F................................................      2              1.85%
                                                                            --            ------
                                                                            61            100.00%
                                                                            ==            ======

DISTRIBUTION OF REVENUES BY GEOGRAPHIC AREA

     The following table indicates the distribution of AerCo's revenues by geographic area for fiscal periods indicated:

                                                                                          AERCO
                                                  AERCO               AERCO            PERIOD FROM
                                               YEAR ENDED          YEAR ENDED       JULY 15, 1998 TO
                                             MARCH 31, 2001      MARCH 31, 2000      MARCH 31, 1999
                                            -----------------   -----------------   -----------------
                                            U.S.$'000     %     U.S.$'000     %     U.S.$'000     %
Europe...................................     84,629     51.3     52,956     48.5    40,456      48.8
North America............................     26,657     16.2      9,186      8.4     7,009       8.5
South/Central America....................     21,615     13.1     21,366     19.6    14,318      17.3
Asia/Pacific.............................     32,033     19.4     25,638     23.5    21,043      25.4
                                             -------    -----    -------    -----    ------     -----
                                             164,934    100.0    109,146    100.0    82,826     100.0
                                             =======    =====    =======    =====    ======     =====

     All revenues are derived from aircraft leasing.

     In the year ended March 31, 2001, 18% and 13% of AerCo's lease revenues was derived from the United Kingdom and the United States, respectively. No other country accounted for greater than 10% of AerCo's lease revenues.

     In the year ended March 31, 2000, 17% and 11% of AerCo's lease revenues was derived from the United Kingdom and Spain respectively. No other country accounted for greater than 10% of AerCo's lease revenues.

     In the period from July 15, 1998 to March 31, 1999, 18% and 10% of AerCo's lease revenues was derived from the United Kingdom and Spain, respectively. No other country accounted for greater than 10% of AerCo's lease revenues.

                            AERCO PORTFOLIO ANALYSIS

                                                                                                     DATE OF          APPRAISED
                                                             AIRCRAFT        ENGINE       SERIAL   MANUFACTURE/       VALUE AT
     REGION          COUNTRY               LESSEE              TYPE       CONFIGURATION   NUMBER    CONVERSION    FEBRUARY 19, 2001
     ------          -------               ------           -----------   -------------   ------   ------------   -----------------
                                                                                                                    (U.S.$'000S)
  Europe.......   Belgium          Virgin Express (1)       B737-400      CFM56-3C1       24270       May-89             21,817
  (Developed)     Belgium          Virgin Express           B737-400      CFM56-3C1       24271       Jun-89             22,116
                  Belgium          Virgin Express           B737-300      CFM56-3B2       25041       Mar-91             21,912
                  Finland          Finnair                  MD-82         JT8D-219        49905       Oct-90             17,404
                  Finland          Finnair                  MD-82         JT8D-219        53245       Apr-92             18,838
                  France           Europe Airpost           B737-300QC    CFM56-3B2       24021       Nov-88             20,600
                  Italy            Air Europa (2)           A320-200      CFM56-5A1          85       Feb-90             23,886
                  Italy            Blue Panorama            B737-400      CFM56-3C1       24901       May-90             23,510
                  Italy            Blue Panorama            B737-400      CFM56-3C1       27074       Apr-92             25,676
                  Norway           Braathens SAFE           B737-500      CFM56-3C1       24651       Apr-90             18,616
                  Spain            Spanair                  B767-300ER    PW4060          24999       Feb-91             52,819
                  Spain            Spanair                  MD-83         JT8D-219        49627       Apr-89             18,137
                  Spain            Spanair                  MD-83         JT8D-219        49790       Oct-89             17,978
                  Spain            Spanair                  MD-82         JT8D-217C       49570       Feb-88             15,247
                  United Kingdom   Air 2000                 B757-200      RB211-535E4     26158       Feb-93             38,406
                  United Kingdom   Airtours (3)             A320-200      CFM56-5A3         299       Apr-92             28,136
                  United Kingdom   Airtours                 A320-200      V2500-A1          362       Nov-92             27,818
                  United Kingdom   British Airways          B737-500      CFM56-3C1       25789       Feb-92             20,270
                  United Kingdom   British Airways          B737-300      CFM56-3C1       24908       Mar-91             22,285
                  United Kingdom   BMI                      A320-200      V2527-A5          934       Jan-99             39,217
                  United Kingdom   BMI                      A321-200      V2533-A5         1207       Apr-00             51,609
                  United Kingdom   JMC Airlines             A320-200      V2500-A1          354       Oct-92             28,356
                  United Kingdom   JMC Airlines             A320-200      V2500-A1          411       Mar-93             29,377
                  United Kingdom   Monarch                  A320-200      CFM56-5A3         391       Feb-93             29,295
  North
   America.....   Canada           Air Canada               A320-200      CFM56-5A1         403       Dec-93             29,545
  (Developed)     Canada           Air Canada               B767-300ER    PW4060          24947       Mar-91             54,915
                  United States    BAX Global               DC8-71F       CFM56-2C1       46064       Mar-92             12,036
                  United States    Delta                    B737-300      CFM56-3B1       23345       Jul-85             13,487
                  United States    Frontier                 B737-300      CFM56-3C1       24856       Aug-90             20,762
                  United States    Frontier                 B737-300      CFM56-3B2       26440       Mar-92             22,714
                  United States    Frontier                 B737-300      CFM56-3B2       26442       May-92             22,244
                  United States    Reno Air (4)             MD-82         JT8D-219        49931       Aug-90             17,842
                  United States    Reno Air (4)             MD-82         JT8D-219        49932       Sep-90             17,832
  Europe.......   Hungary          Malev                    B737-300      CFM56-3C1       24909       Apr-91             21,127
  (Emerging)      Hungary          Malev                    B737-400      CFM56-3C1       24904       Feb-91             23,777
                  Turkey           Pegasus                  B737-400      CFM56-3C1       23979       Jan-89             21,674
                  Turkey           Pegasus                  B737-400      CFM56-3C1       24685       May-90             23,153
                  Turkey           THY                      B737-400      CFM56-3C1       26066       Jun-92             25,016
  Asia.........   China            China Xinjiang           B757-200      RB211-535E4     26153       Aug-92             37,372
  (Emerging)      China            China Southern           B737-300      CFM56-3C1       26068       Jun-92             23,306
                  China            China Southern           B737-300      CFM56-3C1       25604       Jan-93             21,746
                  China            Xiamen Airlines          B737-500      CFM56-3C1       27153       Aug-93             20,453
                  China            Xiamen Airlines          B737-500      CFM56-3C1       27155       Mar-93             19,643
                  India            Indian Airlines          A300-B4-200   CF6-50C2          240       May-83              8,596
                  Philippines      PAL                      B737-300      CFM56-3B1       24465       Aug-89             18,533
                  Philippines      PAL                      B737-300      CFM56-3B1       24677       Mar-90             19,924
                  Philippines      PAL                      B737-400      CFM56-3C1       25594       May-92             25,261
                  South Korea      Asiana Airlines          B737-400      CFM56-3C1       25764       Jun-92             23,356
                  South Korea      Asiana Airlines          B737-400      CFM56-3C1       25765       Jul-92             23,762
                  South Korea      Asiana Airlines          B737-500      CFM56-3C1       25768       May-95             22,494
                  Taiwan           FEAT                     MD-83         JT8D-219        49952       Dec-91             19,581
  Latin
   America.....   Brazil           Nordeste                 B737-500      CFM56-3C1       26067       Jun-92             20,588
  (Emerging)      Brazil           TAM                      F100          TAY650-15       11341       Aug-91             11,498
                  Brazil           TAM                      F100          TAY650-15       11350       Apr-92             12,052
                  Brazil           TAM                      F100          TAY650-15       11351       Sep-91             11,353
                  Brazil           TAM                      F100          TAY650-15       11320       Apr-91             11,220
                  Brazil           TAM                      F100          TAY650-15       11322       Jun-91             11,155
                  Brazil           Varig                    B737-300      CFM56-3C1       24834       Jun-90             20,479
                  Chile            A.I.L.L. (5)             DC8-71F       CFM56-2C1       46040       Mar-91             14,074
                  Columbia         Avianca                  B757-200      RB211-535E4     26152       Aug-92             35,364
  Off-lease....   Off-lease (6)                             B737-400      CFM56-3C1       23868       Oct-88             20,090
                                                                                                                      ---------
                                                                                                                      1,411,349
                                                                                                                      =========


                 % OF PORTFOLIO BY
     REGION       APPRAISED VALUE
     ------      -----------------

  Europe.......          1.5%
  (Developed)            1.6%
                         1.6%
                         1.2%
                         1.3%
                         1.7%
                         1.8%
                         1.7%
                         1.8%
                         1.3%
                         3.7%
                         1.3%
                         1.3%
                         1.1%
                         2.7%
                        2.09%
                         2.0%
                         1.4%
                         1.6%
                         2.8%
                         3.7%
                         2.0%
                         2.1%
                         2.1%
  North
   America.....          2.1%
  (Developed)            3.9%
                         0.9%
                         1.0%
                         1.5%
                         1.6%
                         1.6%
                         1.3%
                         1.3%
  Europe.......          1.5%
  (Emerging)             1.7%
                         1.5%
                         1.6%
                         1.8%
  Asia.........          2.6%
  (Emerging)             1.7%
                         1.5%
                         1.4%
                         1.4%
                         0.6%
                         1.3%
                         1.4%
                         1.8%
                         1.7%
                         1.7%
                         1.6%
                         1.4%
  Latin
   America.....          1.5%
  (Emerging)             0.8%
                         0.9%
                         0.8%
                         0.8%
                         0.8%
                         1.5%
                         1.0%
                         2.5%
  Off-lease....          1.4%
                      ------
                       100.0%
                      ======

---------------

(1) Subleased to Citybird from Virgin Express.

(2) Subleased to Volare Airlines SpA from Air Europa.

(3) Subleased to Premiair from Airtours.

(4) Reno Air is a 100% subsidiary of American Airlines.

(5) A.I.L.L. is an indirect 100% subsidiary of Lan Chile.

(6) At September 24, 2001, the off-lease aircraft was subject to a letter of intent for lease.

THE LEASES

  General

     All leases are managed by a subsidiary of debis under the servicing agreement.

     The leases are all operating leases under which AerCo generally retains the benefit, and bears the risk, of the residual value of the aircraft at the end of the lease. The lessees have agreed to lease the aircraft for a fixed term. However, AerCo has granted purchase, extension or early termination options on certain aircraft to the lessee or an affiliate of the lessee. Although the lease documentation is fairly standardized in many respects, significant variations do exist as a result of lessee negotiation.

  Lease Payments and Security

     Each lease requires the lessee to pay periodic rentals during the lease term. Certain of the leases require the lessee to pay periodic amounts as maintenance reserves or to provide maintenance letters of credit or guarantees.

     The lessees must make payments to the lessor without set-off or counterclaim, and must gross-up payments under the lease where payments are subject to certain withholding and other taxes. However, in certain cases, such payments will be limited to the amount that would have been payable had the lease not been transferred from debis AirFinance to AerCo. The leases generally contain indemnification of the lessor for certain taxation liabilities and taxation of indemnity payments. Indemnification for taxation liabilities typically includes value added and stamp duty taxes, but excludes income taxes or their equivalent. The lessees must also pay default interest on any overdue amounts.

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

     Under 53 of the leases, the lessee has provided security for its obligations. Lessees have provided cash security deposits in the case of 31 leases, or 53.0% of the leases by appraised value at February 19, 2001.

     Lessees have provided letters of credit in the case of 25 leases representing 39.45% of the leases by appraised value at February 19, 2001. Lessees provided a combination of cash security deposits and letters of credit in the case of six leases or 10.05% of the leases by appraised value at February 19, 2001.

     Under 14 of the leases, the lessor received general guarantees from third parties for the lessee's payment obligations under the lease. In some cases, the lessor also received guarantees of the lessee's performance obligations under the lease. In the case of 11 of the leases, these guarantees were issued by the lessee's shareholder or affiliate. In the case of the leases to Xiamen Airlines and China Xinjiang, a guarantee for each lessee's payment obligations was issued by the Bank of China. In each case, the guarantee was subject to a stipulated maximum amount.

  Rentals

     Rentals under 52 of the leases, representing 84.35% of the leases by appraised value at February 19, 2001, are payable monthly in advance. Rentals under six of the leases, representing 9.38% of the leases by appraised value at February 19, 2001, are payable quarterly or semi-annually in advance. Rentals under the remaining two leases are payable monthly in arrears.

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

     The rentals under one lease, a B767-300ER aircraft, are determined on the basis of a charge per flight hour for every hour that the aircraft is flown by the lessee, Air Canada. There is no minimum monthly rental under this lease and there can be no certainty that this aircraft will generate any lease revenue during the course of the

Air Canada lease which expires in May 2003. In addition, the maximum monthly rental which Air Canada may be obliged to pay is approximately two-thirds of the monthly rental received from the previous lessee. These lease terms are generally reflective of the market at present for B767-300ER aircraft particularly those which are powered by Pratt and Whitney engines.

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

     Because many of our aircraft are approximately the same age and have similar usage patterns, a large portion of the portfolio came due for major airframe and engine overhauls in the period from July 1998 to March 2001. This trend is expected to reverse over the two year period from March 2001 to March 2003. However, due to the size and uncertainty of the incidence of maintenance expenditures, the level of maintenance receipts, the timing of overhauls and the level of maintenance already done by the lessee, completing such maintenance overhauls could significantly impact the cashflows of AerCo in any note payment period.

  Lessees' Options

     At May 31, 2001 purchase options for two of the aircraft or 4.48% of the aircraft by appraised value at February 19, 2001 have been granted to lessees under the lease or a separate purchase option agreement.

     All of the purchase options are currently exercisable. The duration of some purchase options depends on whether the lessee exercises a separate option to extend the lease. There is a risk that the option purchase prices may be less than the proportional portion of the unpaid principal of the notes allocable to the aircraft being purchased.

     Twenty-six of the leases or 42.67% of the leases by appraised value at February 19, 2001 include options for the lessee to extend the lease term. The rent payable during the extension period varies from lease to lease. Three of the leases or 4.18% of the leases by appraised value at February 19, 2001, contain provisions allowing early termination of the lease.

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

     Aviation authorities in Europe and North America have recently adopted regulations requiring the installation of traffic collision avoidance systems, automatic emergency locator transmitters and certain other systems. Depending on whether the costs of complying with these regulations are borne by AerCo or the lessees, installation of these systems could result in significant cash expenditures by AerCo in the future.

     As a result of the terrorist attacks in the United States on September 11, 2001, new security directives may be adopted by aviation authorities. Depending on whether the cost of complying with such regulations would have to be borne by AerCo or the lessees, such regulations could result in significant cash expenditures by AerCo in the future.

     The U.S. Federal Aviation Administration has announced an AD that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. AerCo has eight MD-80 series aircraft representing 10% of our portfolio by appraised value at February 19, 2001. AerCo will incur significant costs in ensuring these aircraft comply with these standards. We expect to complete the modification of three of the eight aircraft by April 2002 at an estimated cost of approximately $1.7 million and to modify the remaining five aircraft by April 2006 at an estimated cost of approximately $2.1 million after lessee contributions.

     The U.S. Federal Aviation Administration is expected to issue an AD by the end of 2001 mandating the modification of affected lapjoints on Boeing 737 aircraft when the aircraft has completed 50,000 cycles. The estimated labor cost to implement such modifications for each aircraft is approximately $230,000 per aircraft. We have 31 Boeing 737 aircraft in our portfolio, representing 47% of the portfolio by appraised value at February 19, 2001. Based on the current cycles completed to date by our Boeing 737 aircraft, our Boeing 737 aircraft are not likely to require these modifications prior to 2008. However, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with these standards, which could impact adversely on AerCo's results of operations

     The U.S. Federal Aviation Administration is also expected to issue an AD in the near future mandating a re-design of the rudder systems of Boeing 737 aircraft. The average cost per aircraft of such modifications is expected to be approximately $50,000. We have 31 Boeing 737 aircraft in our portfolio, representing 47% of the portfolio by appraised value at February 19, 2001. Depending on the time period within which such modifications are required to be made, the costs may be the responsibility of existing lessees. However, if the costs are not the responsibility of some or all existing lessees, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with such modifications, which could impact adversely on AerCo's results of operations.

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

     As a consequence of the terrorist attacks in the United States on September 11, 2001, airlines worldwide are currently experiencing significant difficulties in maintaining war insurance cover in the amounts required under their leases with us and other lessors. In the absence of satisfactory solutions on this matter, it may be necessary for the relevant aircraft to be grounded. Such consequences would have a material adverse impact on the financial condition of our lessees and their ability to perform under their leases. These effects could cause a reduction in our cash flow which would adversely affect our ability to make payments on the notes.

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

  Aircraft Property Insurance

     The lessees must carry other types of insurance that are customary in the air transportation industry, including hull, war risk and spares insurance. The value of the hull and war risk insurance is usually stipulated in the lease. Spares insurance is usually on a replacement cost basis. Both types of insurance are subject to customary deductibles. In addition to the stipulated loss value coverage obtained by the lessees, AerCo Group purchases declining "total loss only" coverage with respect to certain aircraft. As of May 31, 2001, the sum of the stipulated loss value and the additional coverage for the aircraft in place for hull and war risk insurance was at least 105% of the appraised value of each aircraft. On average, the sum of such coverages in place for each aircraft was approximately 140% of the appraised value of each aircraft. In many cases, the lessor can increase the insured value above the stipulated loss value consistent with industry practice with the lessee paying any increased premium. Permitted deductibles range from $250,000 to $1,000,000; however, the deductible generally applies only in the case of a partial loss.

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

THE LESSEES

     As of May 31, 2001, our aircraft were leased to 33 lessees in 19 countries throughout the world, with one aircraft off-lease which, at September 24, 2001, was subject to a letter of intent for lease. On September 11, 2001, the United States was the subject of attacks by terrorists who used the hijacked aircraft of certain airlines. The full effect that these terrorist attacks may have for the aviation industry is not yet known. However, they are likely to have a material adverse impact on the financial condition of our lessees and their ability to perform under their leases. They may also lead to reduced demand for our aircraft. These effects could cause a reduction in our cash flow in which event we may be unable to make payments on the notes. See "Item 3 D. Risk Factors -- Recent Developments."

  Regional Concentrations

     Asia Concentration. At May 31, 2001, 20.12% of the aircraft by appraised value at February 19, 2001 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One lessee, Asiana, leased 4.93% of the aircraft by appraised value at February 19, 2001.

     Trading conditions in Asia's civil aviation industry were adversely affected by the severe economic and financial difficulties experienced in the region in 1998 and 1999. The economies of the region experienced acute difficulties resulting in many business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures.

Since 1999, there has been some stabilization and recovery in the economies of this region. One Asian lessee, PAL, which leases 4.51% of the aircraft by appraised value at February 19, 2001 was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of PAL's outstanding lease obligations were rescheduled in 1999. Several other airlines in the region rescheduled their aircraft purchase obligations, eliminated certain routes and reduced the number of employees. A repeat of this downturn in the region's economies, including as a consequence of the terrorist attacks in the United States on September 11, 2001, may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations.

     Latin American Concentration. At May 31, 2001, 10.48% of the aircraft by appraised value at February 19, 2001 were leased by operators in emerging markets in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depends on the level of political stability and economic activity and policies in the region. Developments in the United States, Europe and/or other emerging markets may also affect the economies of Latin American countries and the entire region.

     Most significantly, in 1999 Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM, representing 4.06% of the aircraft by appraised value at February 19, 2001, operates five of the aircraft in Brazil. Continued weakness in the value of the Brazilian real, as well as any future general deterioration in the Brazilian economy means that this lessee may be unable to generate sufficient revenues in Brazilian currency to pay the dollar denominated rental payments under the leases. More importantly, financial and economic problems in Brazil could spread throughout Latin America and other "emerging" economies, having a similar effect on many of AerCo Group's other lessees in this region.

     Colombia has recently suffered economically as a result of the deterioration in the value of the Colombian Peso and the resulting negative impact on the Colombian economy. AerCo Group leases one aircraft, representing 2.51% of the portfolio by appraised value at February 19, 2001, to a Colombian lessee. Continued weakness in the value of the Colombian Peso, as well as general deterioration in the Colombian economy, will mean that this lessee may be unable to generate sufficient revenues in the Colombian currency to pay the U.S. dollar denominated rental payments under the lease. See "-- Payment History" for further information on this lessee.

     European Concentration. At May 31, 2001, 53.00% of the aircraft by appraised value at February 19, 2001 were leased by operators based in Europe. Lessees of 44.66% of the aircraft are based in developed European markets, principally the United Kingdom and Spain. Lessees of the remaining 8.13% of the aircraft were based in emerging European markets, principally Turkey. One lessee, Spanair, leased 7.38% of the aircraft by appraised value at February 19, 2001. As of May 31, 2001, 16.03% of the aircraft by appraised value at February 19, 2001 were leased to charter operators in the tourism industry, principally in the United Kingdom.

     The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. A recession or other worsening of economic conditions in one or more of those countries, particularly if combined with high fuel prices and/or a weak euro, may adversely affect the European lessees' ability to meet their financial and other obligations. Most European currencies in which European airlines primarily receive their revenues have fallen in value in the last number of months when measured against the United States dollar adversely affecting the ability of those airlines to meet dollar denominated lease rental and other operating costs. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases.

     At May 31, 2001, 4.95% of the aircraft by appraised value at February 19, 2001 were on lease to Turkish lessees. Turkey was hit by a series of severe earthquakes in 1999 and damage caused by the earthquakes and the consequent fall off in tourist traffic adversely affected the ability of these airlines to operate and meet their financial obligations under the leases. In addition, the fall in value of the Deutsche Mark relative to the U.S. dollar, the principal currency in which Turkish airlines receive their revenues, may affect these airlines' ability to pay U.S. dollar denominated costs including lease rentals.

     North American Concentration. At May 31, 2001, 14.97% of the aircraft by appraised value at February 19, 2001 were leased by operators in North America. As in Europe, the commercial aviation industry in North America is highly sensitive to general economic conditions. Since air travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have filed for Chapter 11 bankruptcy protection and several major U.S. airlines have ceased operations. On September 11, 2001, the United States was the subject of attacks by terrorists who used the hijacked aircraft of certain airlines. The full effect that these terrorist attacks may have for the aviation industry in the United States is not yet known. For a more detailed analysis of possible consequences, see Item 3.D. "Risk Factors."

     Tower Air, the previous lessee of one Boeing 747-200B aircraft, filed for Chapter 11 bankruptcy protection on February 29, 2000. The relevant U.S. bankruptcy court issued an order terminating the lease on January 23, 2001. On February 27, 2001, AerCo executed a sale agreement in respect of three engines attached to the B747-200B aircraft for a sales price of $4.3 million. The three engines have been sold as of September 24, 2001. The airframe has been dismantled and is expected to be sold as spares over the next two years.

  Payment History

     Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties.

     As of May 31, 2001, amounts outstanding for more than 30 days for rental payments, maintenance reserves and other amounts due under the leases equaled $4.4 million for three lessees who had a total of four aircraft on lease. The outstanding amounts are net of agreed deferrals or other restructurings, default interest and cash in transit.

     As of May 31, 2001, a Colombian lessee representing 2.51% of the portfolio by appraised value at February 19, 2001 owed $2.8 million, $2.7 million of which was in arrears for more than 30 days. See "-- Latin American Concentration." The servicer agreed not to exercise its remedies in respect of events of default existing under the lease in order to permit the Colombian lessee to have a stable business environment in which to develop, negotiate and commence implementing a long-term business plan. During the period to May 31, 2001, we received approximately 61% of amounts due under the lease in cash with the remainder provided by way of secured and unsecured notes issued by the lessee. The Colombian lessee's other aircraft lessors and major creditors agreed similar forbearance arrangements. On June 19, 2001, the servicer signed a restructuring agreement with the lessee which agreement was conditional on the fulfillment of certain conditions precedent which were met as of July 11, 2001. The secured notes have been paid in full as at the date of this filing. Under the terms of the restructuring agreement, assuming satisfaction of all conditions subsequent, payments of the unsecured notes are to be made over a seven-year period. In addition, the lessee has agreed to extend the lease term by 66 months. However, the monthly lease rental in respect of the aircraft will be reduced by approximately 19%. The continued effectiveness of the restructuring agreement is conditional on the completion of certain undertakings by the lessee's parent, including the assumption by the parent of certain significant obligations of the lessee. The servicer is actively monitoring the status, and likelihood, of completion of these undertakings. In the absence of completion of these undertakings, AerCo will have to consider all of its options in respect of its aircraft, which would include early return of the aircraft.

     On January 10, 2001, TWA, one of our former lessees, filed for Chapter 11 bankruptcy protection in the U.S. TWA had leased one aircraft from AerCo Group. Under these circumstances, AerCo became entitled to call on a rental support agreement with a third party. Under the terms of this rental support agreement, the third party had an option to purchase the aircraft from AerCo which it elected to do on April 9, 2001 at its option price of $46.2 million.

     As of May 31, 2001, an Italian lessee representing 3.49% of the portfolio by appraised value at February 19, 2001 owed $1.4 million, which was in arrears for more than 30 days. See "-- European Concentration." The servicer has signed a restructuring agreement with the lessee regarding the repayment of arrears and future lease rentals.

     As of May 31, 2001, an Italian lessee representing 1.69% of the portfolio by appraised value at February 19, 2001 owed $0.7 million, $0.3 million of which was in arrears for more than 30 days. See "-- European Concentration." The lessee subsequently paid these arrears in full.

     PAL, the lessee of two B737-300 and one B737-400 aircraft representing 4.51% of the portfolio by appraised value at February 19, 2001, was adversely affected by the Asian economic crisis such that in 1998 it sought bankruptcy protection. As part of PAL's rehabilitation plan, the servicer has agreed with PAL to a schedule covering the payment of arrearages over the period to December 31, 2003 and the extension of leases. At May 31, 2001, these arrearages amounted to $1.4 million. All amounts have been paid in accordance with the scheduled terms as of May 31, 2001.

     During the year to March 31, 2001, one Spanish lessee, representing 7.38% of the portfolio by appraised value at February 19, 2001, restructured its payment obligations under its leases with AerCo Group. The lessee extended the lease terms of its two MD-83s, one MD-82 and one B767-300ER aircraft leased from AerCo Group by 12 months, 18 months, 18 months and 18 months, respectively in return for a reduction in its monthly lease rental obligations during the extension period of 17% on the two MD-83s, 31% on the MD-82s and 34% on the B767-300ER aircraft.

     AerCo expects to respond to the needs of lessees in financial difficulty including restructuring the applicable leases or agreeing to rent deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial. You should refer to "Item 5. Operating and Financial Review and Prospects -- Interest Rate Risk and Management" for additional information on swap breakage costs.

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

  Downtime

     There can be no assurance that AerCo's experience and debis Ireland's experience will be indicative of AerCo Group's ability to keep the aircraft on-lease in the future. AerCo Group may be unable to re-lease aircraft upon the expiration of leases as a result of a deterioration in industry conditions, decreased demand for specific types of aircraft or other factors.

     The table below shows the number and type of aircraft that we must re-lease through December 31, 2005. The table assumes that no lease will terminate early and that there are no sales of aircraft or purchases of additional aircraft. The expiry date of the leases on two of the aircraft referred to in the table below (scheduled to expire in 2001) is determined by reference to the timing of certain maintenance events on these aircraft. More aircraft may need to be re-leased if aircraft become available through early lease terminations or if new leases or re-leases are for relatively short terms.

            AERCO GROUP LEASE PLACEMENT REQUIREMENTS AT MAY 31, 2001

                                                                  TO DECEMBER 31,
                                                        ------------------------------------
AIRCRAFT TYPE                                           2001    2002    2003    2004    2005
-------------                                           ----    ----    ----    ----    ----
A300..................................................    --      --       1      --      --
A320..................................................    --       2       2       2      --
B737..................................................     3       2       4      10      10
B757..................................................    --       1       1       1      --
B747..................................................    --      --      --      --      --
B767..................................................    --       1       1      --      --
DC8...................................................    --      --       2      --      --
MD80..................................................     2       1      --       1       3
Total.................................................     5       7      11      14      13

  Description of the Lessees

     The table below lists certain available information with respect to the country of domicile, government, airline or principal shareholders, operating fleet size and composition and the first year of operation of each lessee. See "Portfolio Information" above for additional tables detailing the exposure of the portfolio as a percentage of appraised value at February 19, 2001 to each lessee and the countries and geographic regions in which the lessees are domiciled.

                                            BEGAN                 GOVERNMENT/COMMERCIAL
LESSEE                    DOMICILE        OPERATION           AIRLINE/PRINCIPAL SHAREHOLDERS                  FLEET
------               ------------------   ---------   ----------------------------------------------   --------------------
AILL                 Bahamas                1998      Lan Chile (100%)                                        See Lan Chile

Air Canada           Canada                 1937      Institutions (70%)                                        36 A319-100
                                                      Retail (19%)                                              46 A320-200
                                                      Employees (11%)                                            8 A330-300
                                                                                                                12 A340-300
                                                                                                                17 DC9-32HK
                                                                                                                2 B737-200A
                                                                                                             34 B737-200AHK
                                                                                                             3 B737-200CAHK
                                                                                                                 4 B747-400
                                                                                                            3 B747-400Combi
                                                                                                                 7 B767-200
                                                                                                               7 B767-200EM
                                                                                                               7 B767-200ER
                                                                                                              30 B767-300ER
                                                                                                               25 CRJ-100ER

Airtours             United Kingdom         1990      Airtours Group (100%)                                     11 A320-200
                                                                                                                 4 A321-200
                                                                                                                 4 A330-200
                                                                                                                  3 DC-1010
                                                                                                                 6 B757-200
                                                                                                               3 B767-300ER

Air 2000             United Kingdom         1986      First Choice Holidays plc (100%)                           6 A320-200
                                                                                                                 6 A321-200
                                                                                                                16 B757-200
                                                                                                               4 B767-300ER

                                            BEGAN                 GOVERNMENT/COMMERCIAL
LESSEE                    DOMICILE        OPERATION           AIRLINE/PRINCIPAL SHAREHOLDERS                  FLEET
------               ------------------   ---------   ----------------------------------------------   --------------------
American Airlines    United States          1934      AMR Corp. (100%)                                         35 A300-600R
                                                                                                             58 B727-200AHK
                                                                                                                 1 B737-300
                                                                                                                69 B737-800
                                                                                                               108 B757-200
                                                                                                                 8 B767-200
                                                                                                              22 B767-200ER
                                                                                                              49 B767-300ER
                                                                                                              36 B777-200ER
                                                                                                                    75 F100
                                                                                                                    6 MD-11
                                                                                                                  229 MD-82
                                                                                                                   40 MD-83
                                                                                                                    3 MD-87

Asiana               South Korea            1988      Kumho Group (47.1%)                                        2 A321-100
                                                      Unspecified Investors (43.9%)                              5 A321-200
                                                      Korean Development Bank (7.2%)                            22 B737-400
                                                      Korea Exchange Bank (1.2%)                                 3 B737-500
                                                      Cho-Hueng Bank (0.6%)                                      3 B747-400
                                                                                                            5 B747-400Combi
                                                                                                                4 B747-400F
                                                                                                                 9 B767-300
                                                                                                               3 B767-300ER
                                                                                                              1 B767-300ERF
                                                                                                               2 B777-200ER

Avianca              Colombia               1919      Grupo Valores Bavaria (62.5%)                              3 B757-200
                                                      Unspecified Investors (37.5%)                            4 B767-200ER
                                                                                                               2 B767-300ER
                                                                                                                 5 F50 High
                                                                                                                Performance
                                                                                                                   13 MD-83

                     United States          1972      Burlington Northern Air Freight (a subsidiary           3 B727-200FHK
BAX Global                                            of
                                                      Pittston Burlington Group) (100%)                      3 B727-200AFHK
                                                                                                                11 DC-8-71F

                     Italy                  1998      Antonio De Ponti, Sandro Giulianelli and                   4 B737-400
Blue Panorama                                         Franco
                                                      Pecci (100%)

Braathens SAFE       Norway                 1946      KLM (30%)                                                  5 B737-400
                                                      Braganza (33.4%)                                          16 B737-500
                                                      Bramora (5.4%)                                            11 B737-700
                                                      Unspecified Investors (31.2%)
                                                      (Braganza and Bramora are Braathens holding
                                                      companies)

British Airways      United Kingdom         1974      Publicly Listed Company                                   26 A319-130
                                                                                                                 5 A320-110
                                                                                                                 5 A320-210
                                                                                                                12 B737-300
                                                                                                                34 B737-400
                                                                                                                10 B737-500
                                                                                                               10 B747-200B
                                                                                                          1 B747-200B Combi
                                                                                                                55 B747-400
                                                                                                                1 B747-400F
                                                                                                                38 B757-200
                                                                                                              21 B767-300ER
                                                                                                                 5 B777-200
                                                                                                              38 B777-200ER

                                            BEGAN                 GOVERNMENT/COMMERCIAL
LESSEE                    DOMICILE        OPERATION           AIRLINE/PRINCIPAL SHAREHOLDERS                  FLEET
------               ------------------   ---------   ----------------------------------------------   --------------------
bmi british midland  United Kingdom         1938      Airlines of Britain plc (100%)                             8 A320-230
                                                      Airlines of Britain is owned by the BBW                   10 A321-230
                                                      partnership of Sir Michael Bishop, John                    2 A330-200
                                                      Wolfe, Stuart Balmforth (60%), Lufthansa (20%)             6 B737-300
                                                      and SAS (20%)                                              2 B737-400
                                                                                                                 8 B737-500
                                                                                                                     6 F100
                                                                                                                      3 F70

China Southern       People's Republic      1991      SA Group (62.5%)                                          20 A320-230
                     of China                         Unspecified Investors (37.5%)                             25 B737-300
                                                                                                                11 B737-500
                                                                                                                18 B757-200
                                                                                                                 4 B777-200
                                                                                                               5 B777-200ER

China Xinjiang       People's Republic      1985      CAAC (50%)                                                5 ATR72-500
                     of China                         Xinjiang Province (50%)                                    2 B737-300
                                                                                                                 8 B757-200
                                                                                                            3 IlyushinII-86
                                                                                                          5 Tupolev Tu-154M

Delta Airlines       United States          1928      Publicly Quoted                                              15 MD-11
                                                      Swissair (4.6%)                                             120 MD-88
                                                                                                                16 MD-90-30
                                                                                                             73 B727-200AHK
                                                                                                                23 B737-300
                                                                                                             54 B737-200AHK
                                                                                                                50 B737-800
                                                                                                               121 B757-200
                                                                                                                15 B767-200
                                                                                                                28 B767-300
                                                                                                              58 B767-300ER
                                                                                                              17 B767-400ER
                                                                                                               7 B777-200ER
                                                                                                               1 L-1011-250

Europe Airpost       France                 1986      Sofipost (100%)                                        3 A300-B4-100F
                                                                                                              15 B737-300QC
                                                                                                                2 B737-300F
                                                                                                             1 B737-200QCHK

FEAT                 Taiwan                 1957      Unspecified Investors (67.05%)                                4 MD-82
                                                      China Development Corp (14%)                                  5 MD-83
                                                      China Airlines (10%)                                       7 B757-200
                                                      Taiwan Aerospace Corporation (4.95%)
                                                      Fubon Insurance (4%)

Finnair              Finland                1923      Government Owned (58.4%)                                  9 ATR72-200
                                                      Smaller Investors and other companies (20.3%)              4 A319-110
                                                      Odin Forvaltning (9.9%)                                    2 A320-210
                                                      Ilmarinen Pension Insurance Company (2.9%)                 4 A321-210
                                                      Local government pension companies (2.6%)                   9 DC-9-51
                                                      Tapiola Group (2.2%)                                      1 DC-9-51HK
                                                      Sampo Group (1.6%)                                            4 MD-11
                                                      Pohjola Life Assurance (1.1%)                                 9 MD-82
                                                      Suomi Mutual Life Assurance (1%)                             12 MD-83
                                                                                                                 4 B757-200

Frontier             United States          1994      Unspecified Investors (49%)                                2 A319-100
                                                      DDJ Capital Management (33%)                              17 B737-300
                                                      Wexford Management (10%)                                7 B737-200AHK
                                                      WR Hambrecht & Co (8%)

                                            BEGAN                 GOVERNMENT/COMMERCIAL
LESSEE                    DOMICILE        OPERATION           AIRLINE/PRINCIPAL SHAREHOLDERS                  FLEET
------               ------------------   ---------   ----------------------------------------------   --------------------
Indian Airlines      India                  1953      Government of India (100%)                        3 Fairchild/Dornier
                                                                                                                    228-200
                                                                                                              6 A300-B2-100
                                                                                                              7 A300-B4-200
                                                                                                                32 A320-200

JMC Airlines         United Kingdom         1999      Thomas Cook (100%)                                        10 A320-200
                                                                                                                14 B757-200
                                                                                                                 2 B757-300
                                                                                                                  1 DC10-30

Lan Chile            Chile                  1929      Grupo Cueto (38.5%)                                        6 A320-200
                                                      Grupo Pifiera (33.1%)                                      2 A340-300
                                                      Grupo Eblen (8.1%)                                       14 B737-200A
                                                      Unspecified Investors (20.3%)                           12 B767-300ER
                                                                                                              4 B767-300ERF

Malev                Hungary                1946      Government (97%)                                           6 B737-300
                                                      Municipalities, Private Entities,                          6 B737-400
                                                      Organisations and employees (3%)                           2 B737-500
                                                                                                               2 B767-200ER
                                                                                                               1 B767-300ER
                                                                                                                      6 F70

Monarch              United Kingdom         1967      Cosmos Guide Holding                                      4 A300-600R
                                                      International NV (100%)                                    5 A320-200
                                                                                                                 7 B757-200
                                                                                                                  1 DC10-30
                                                                                                                 4 A321-230
                                                                                                                 2 A330-240

Nordeste             Brazil                 1976      Rio Sul Servicos Aereos Regionals (99%)                    4 B737-500
                                                      Unspecified Investors (1%)                                  1 EMB-120
                                                                                                                2 EMB-120ER
                                                                                                                      5 F50

PAL                  Philippines            1941      L T Group (57.7%)                                          3 A320-210
                                                      Top Wealth Enterprises, Maxell Holdings and                8 A330-300
                                                      Richmark Holdings (35.1%)                                  4 A340-310
                                                      Philippine Government (4.3%)                               6 B737-300
                                                      Airline Employees (2.6%)                                   3 B737-400
                                                      Unspecified Investors (0.3%)                               3 B747-400
                                                                                                           1 B747-400 Combi
                                                                                                                3 B747-200B

Pegasus              Turkey                 1990      Yapi Kredit Bank (49%)                                     2 A320-200
                                                      Alper Elchin (21%)                                         4 B737-400
                                                      Silkar and Net Holdings (30%)                              8 B737-800

                     United States          1990      American Airlines (100%)                                 See American
Reno Air                                                                                                           Airlines

Spanair              Spain                  1986      Tour operator Viajes Marsans (51%)                         3 A320-200
                                                      SAS Leisure AB (Vingresor) (49%)                           3 A321-200
                                                                                                                    5 MD-82
                                                                                                             6 MD-82 (SAIC)
                                                                                                                   20 MD-83
                                                                                                                    3 MD-87
                                                                                                               3 B767-300ER

                                            BEGAN                 GOVERNMENT/COMMERCIAL
LESSEE                    DOMICILE        OPERATION           AIRLINE/PRINCIPAL SHAREHOLDERS                  FLEET
------               ------------------   ---------   ----------------------------------------------   --------------------
                     Brazil                 1986      Taxi Aereo Marilia (owned by the estate of the             6 A319-130
TAM                                                   late
                                                      Captain Rolim Amaro) (100%)                               15 A320-230
                                                                                                                 7 A330-200
                                                                                                                    49 F100
                                                                                                                      2 F50
                                                                                                        3 Cessna Citation V
                                                                                                       1 Cessna CitationJet

THY                  Turkey                 1933      Government of Turkey (98.17%)                              7 A310-300
                                                      Unspecified Investors (1.83%)                              7 A340-310
                                                                                                                    9 RJ100
                                                                                                                     3 RJ70
                                                                                                               1 B727-200FA
                                                                                                                15 B737-400
                                                                                                                 2 B737-500
                                                                                                                24 B737-800

Varig                Brazil                 1927      Ruben Berta Foundation (of employees and                  3 DC-10-30F
                                                      executives) (55.63%)                                        3 MD-11ER
                                                      Rio Grande do Sul State Government (0.43%)                   13 MD-11
                                                      Unspecified Investors (43.94%)                            1 B727-100C
                                                                                                                2 B727-100F
                                                                                                               2 B727-100QC
                                                                                                               2 B727-200FA
                                                                                                                34 B737-300
                                                                                                                 4 B737-400
                                                                                                               13 B737-200A
                                                                                                                 5 B737-700
                                                                                                               6 B767-200ER
                                                                                                               6 B767-300ER

Virgin Express       Belgium                1991      Virgin Group (59%)                                         9 B737-300
                                                      Unspecified Investors (41%)                                2 B737-400

Volare Airlines Spa  Italy                  1997      Volare Group (100%)                                       11 A320-200
                                                                                                                 1 A321-200
Xiamen Airlines      People's Republic      1984      China Southern (60%)                                       4 B737-300
                     of China                         Fujian Investment and Enterprise                           4 B737-500
                                                      Corporation (20%)                                         2 B737-200A
                                                      Xiamen Province (20%)                                      5 B737-700
                                                                                                                 5 B757-200

---------------
Source: Airclaims Limited CASE Database, July 13, 2001.

C. ORGANIZATIONAL STRUCTURE

AERCO STRUCTURE AND PAYMENT FLOWS

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

     - AerCo is owned 95% by AerCo Holding Trust, a Jersey charitable trust, and 5% by debis Ireland. debis Ireland also holds 100% of the subclass E-1 notes and 100% of the subclass D-2 and subclass E-2 notes.

D. PROPERTY, PLANTS AND EQUIPMENT

     AerCo Group has no ownership or leasehold interest in any real property. AerCo's registered and principal office is located at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands. For a description of AerCo Group's interest in other property, see "-- Business Overview -- Portfolio Information."

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The review of operating results set forth below is based on the aircraft owned by AerCo Group at March 31, 2001 and March 31, 2000 and therefore is limited to a discussion of historical financial data with respect to those aircraft and the related leases from their date of acquisition. You should note, however, that because the following discussion only covers historical data from July 17, 2000 in respect of the additional aircraft which AerCo Group acquired from debis Ireland on July 17, 2000, it will not be indicative of an analysis of the consolidated financial results of AerCo in future periods.

A. OPERATING RESULTS

GENERAL

     AerCo was incorporated on June 4, 1998. However, it did not conduct any business operations until it acquired its initial aircraft portfolio and issued notes on July 15, 1998. On that date AerCo purchased all of the outstanding capital stock of ALPS 94-1 and also purchased all of the capital stock of the debis transferred companies from debis Ireland. The debis transferred companies owned 10 aircraft at July 15, 1998.

     On July 17, 2000 AerCo acquired 30 additional aircraft and related leases from debis Ireland and refinanced its existing subclass A-1 and D-1 notes. The acquisition of the additional aircraft from debis was achieved through the purchase of the capital stock of 18 100% owned subsidiaries of debis. AerCo financed the acquisition of the additional aircraft from debis and refinanced its subclass A-1 and D-1 notes through the issue of $960 million of new public notes and the issue of new D-2 notes and E-2 notes which were acquired by debis.

     The following discussion of AerCo's results of operations for 2001 compared to 2000 is based on the audited results of AerCo for the years ended March 31, 2001 and 2000.

RESULTS OF OPERATIONS -- YEAR ENDED MARCH 31, 2001 COMPARED WITH YEAR ENDED MARCH 31, 2000

  Overview

     AerCo Group's results for the year ended March 31, 2001 reflected a continuation of difficult trading conditions for some of its lessees, along with an unfavorable market for some of its aircraft, in particular widebody aircraft, with a corresponding negative impact on aircraft values and lease rates and increased levels of aircraft downtime. (For recent developments, see "Item 3. D. Risk Factors -- Recent Developments" and "Item 5. D. Trend Information.") In addition, AerCo's results for the year were adversely affected by financial difficulties experienced by two North American lessees. On February 29, 2000, one of the lessees, Tower Air filed for Chapter 11 bankruptcy protection in the US in its attempts to restructure its operations. On January 23, 2001, the relevant US bankruptcy court granted an order terminating the lease with Tower Air. The second lessee, TWA, filed for Chapter 11 bankruptcy protection on January 10, 2001 and reached agreement with American Airlines in March 2001 for the sale of its business. As a result, an aircraft purchase option relating to the aircraft leased by AerCo to TWA was exercised by a third party under the terms of a rental support agreement which became effective on the filing by TWA for Chapter 11 bankruptcy protection. See "Item 4. Information on the
Company -- Business Overview -- The Lessees -- North American Concentration." During the year, one Colombian lessee continued to experience difficulties in meeting its contracted rental and other payments. See "Item 4. Information on the Company -- Business Overview -- The Lessees -- Latin American Concentration." Further slowdown in economic growth may result in AerCo Group increasingly having to address the problems of lessees in financial difficulty with lease reschedulings, rent deferrals and other restructuring arrangements. In these circumstances, AerCo's ability to pay interest on, and repay principal of, the notes may be adversely affected.

  Revenues

     Revenues for AerCo Group in the year ended March 31, 2001 were $164.9 million, including revenue earned for an eight and one-half month period on aircraft acquired on July 17, 2000 of $62.1 million, compared with $109.1 million in the year ended March 31, 2000. The decrease in lease revenues (excluding the acquired aircraft) in the year ended March 31, 2001 is primarily attributable to downtime incurred in the current year on lease expiries and also a softening in lease rates achieved for operating lease rentals in the year. Rentals from European and Asia Pacific carriers represented 51.3%
(2000 -- 48.5%) and 19.4% (2000 -- 23.5%), respectively, of AerCo's leasing revenues in the year ended March 31, 2001. One lessee (Spanair) accounted for 9% of AerCo's leasing revenues in the year ended March 31, 2001. The same lessee accounted for 11% of AerCo's leasing revenues in the year ended March 31, 2000. At March 31, 2001, AerCo had one aircraft off-lease and one aircraft held for scrap. AerCo had no aircraft off-lease at March 31, 2000.

     Rental rates on 24 of the 32 new leases written by AerCo Group since July 1998, reflect the current softening in lease rates in the commercial aviation market for operating lease rentals. These rates were on average 18% below the previous lease rates for these aircraft. Rental rates on the remaining eight leases written by AerCo Group in the period were on average 8% above previous lease rates for these aircraft. AerCo Group entered into 10 new leases/lease extensions (including three new leases/lease extensions on three of the aircraft acquired in July 2000) in the year ended March 31, 2001 for the following aircraft: two B737-300s (62 months and 54 months), three B737-400s (64 months, 36 months and 18 months), two MD 83's (18 months and 12 months), one MD 82 (18 months) and two B767-300ER's (30 months and 21 months). AerCo Group entered into 12 new leases/lease extensions in the year ended March 31, 2000 for the following aircraft: one F100 (71 months), five B737-300s (65 months, 60 months, 12 months, 65 months and 36 months), two B737-400s (56 months and 48 months), one B737-500 (42 months), two A320-200s (24 months and 36 months) and one B767-300ER (1 month).

  Sale of Aircraft

     During the year ended March 31, 2001, one engine (from B747-200B MSN 22496) was sold to IAI Bedek Aviation Group for a price of $1.4 million. The net book value of this engine at the date of sale was $1.4 million. Sales proceeds of $14.7 million from the sale of one aircraft, an F100 sold to an affiliate of Portugalia, were received by AerCo Group in the year ended March 31, 2000. The net book value of this aircraft at the date of sale was $15.6 million.

  Depreciation and Provision for Impairment in Aircraft Values

     The depreciation charge for AerCo Group for the year ended March 31, 2001 amounted to $69.1 million, including depreciation charged on aircraft acquired during the year of $25.0 million, compared to $47.0 million for the year ended March 31, 2000. The decrease in depreciation charged (excluding the acquired aircraft) in the year ended March 31, 2001 is primarily due to a reduced depreciation charge on the B747-200B aircraft in the current year as a result of the impairment provision made on the aircraft in the year ended March 31, 2000. AerCo Group has depreciated each aircraft at a rate calculated to write-off the cost of the aircraft to its estimated residual value of generally 15% of its initial appraised value, on a straight-line basis, over its estimated useful economic life of 25 years from the date of manufacture.

     For the year ended March 31, 2001, the directors of AerCo determined to make a provision of $3.8 million in respect of an impairment in the value of one B757-200 aircraft in its fleet. The directors arrived at such determination having consideration for a contract for the disposal of this aircraft entered into prior to March 31, 2001, which was completed shortly after the year end. For more information regarding this aircraft, you should refer to "Item 4. Information on the Company -- Business Overview -- The Lessees -- North American Concentration."

     For the year ended March 31, 2000, the directors of AerCo determined to make a provision of $13.1 million in respect of an impairment in the value of AerCo Group's one B747-200B aircraft. The directors arrived at such determination based on the financial condition of the aircraft's lessee, the physical condition of the aircraft and the unfavorable market conditions for this aircraft type. The carrying value of this aircraft at March 31, 2000 was

$5.4 million net of maintenance provisions of $3.6 million and an amount of $3.5 million provided in respect of one engine on this aircraft. For more information regarding this aircraft, you should refer to "Item 4. Information on the Company -- Business Overview -- The Lessees -- North American Concentration."

  Net Interest Expense

     Net interest expense for AerCo amounted to $137.9 million in the year ended March 31, 2001, including net interest expense of $55.1 million incurred on new debt raised to acquire the 30 additional aircraft during the year, compared to $78.8 million in the year ended March 31, 2000. The increase in net interest expense for AerCo of $59.1 million in the year ended March 31, 2001 was primarily due to a combination of the new debt raised to acquire the 30 additional aircraft and a higher interest rate environment in the year ended March 31, 2001 compared to the year ended March 31, 2000. The average indebtedness outstanding for AerCo during the year ended March 31, 2001 was $1,406.0 million compared to $925.2 million for the year ended March 31, 2000.

     Under the terms of the AerCo subclass E-1 and E-2 notes, interest accrues at a rate of 20% per annum payable monthly in arrears. Except for the class E note primary interest amount, which is payable at the rate of 15% per annum multiplied by the initial outstanding principal balance of the subclass E-1 notes on July 15, 1998 and by the outstanding principal balance of the subclass E-2 notes issued under the July 17, 2000 refinancing, no interest is payable on the subclass E-1 and E-2 notes until all of the interest, principal and premium, if any, on the other notes have been repaid in full. The class E note primary interest amount is paid on each payment date only to the extent that AerCo has available collections sufficient to make such payment after paying or providing for each of the items ranking prior to such payment in the order of priority. Approximately $48.3 million was accrued during the year ended March 31, 2001 in respect of unpaid interest on the subclass E-1 and E-2 notes compared with $23.9 million on the subclass E-1 notes during the year ended March 31, 2000. Cash paid in respect of interest amounted to $95.6 million (including $6.9 million paid to debis which AerCo earned on the aircraft purchase account) in the year ended March 31, 2001 compared with net interest expense of $137.9 million and cash paid in respect of interest amounted to $56.2 million in the year ended March 31, 2000 compared with net interest expense of $78.8 million, principally reflecting subclass E-1 and E-2 note interest accrued but not paid in each year.

     Net interest expense also includes expenses incurred under AerCo's interest rate swaps. AerCo has entered into interest rate swaps in order to correlate its contracted fixed and floating rate rental payments to the fixed and floating rate interest payments on the notes, resulting in a charge of $3.6 million ($3.1 million relating to the early termination of the TWA B757-200 lease) in the year ended March 31, 2001 and a charge of $1.4 million in the year ended March 31, 2000.

     Net interest expense is stated after deducting interest income earned during each year. In the year ended March 31, 2001, AerCo earned interest income of $13.5 million (including $6.9 million earned on the cash raised to acquire the 30 additional aircraft from debis) compared with $2.1 million in the year ended March 31, 2000.

  Other Expenses

     Other expenses consist of servicer fees, administrative agency fees, cash manager fees, insurance premiums (political risk and directors' liability insurance), other service provider costs and miscellaneous expenditure items. Other expenses for AerCo amounted to $11.4 million in the year ended March 31, 2001 compared to $15.7 million in the year ended March 31, 2000.

     In the year ended March 31, 2001, servicer, administrative agency and cash manager fees payable by AerCo to Babcock & Brown and to debis totaled $8.7 million compared with $6.4 million in the year ended March 31, 2000. The increase in servicer, administrative agency and cash manager fees in the current year is primarily due to the increased fleet size from July 17, 2000 and a termination fee paid to Babcock & Brown in the year ended March 31, 2001 on termination of its servicing agreement with AerCo. Babcock & Brown acted as lease manager to AerCo from July 15, 1998 to July 17, 2000. debis has acted as lease manager to AerCo from July 17, 2000. Substantially all of the AerCo servicer and administrative agency fees represent revenue based fees calculated as a monthly percentage of lease rentals received on aircraft under management.

     AerCo Group's practice is to provide specifically for any bad debt amounts due but unpaid by lessees. Each provision is based primarily on the amount due in excess of security held and also takes into account the financial strength and condition of a lessee and the economic conditions existing in the lessee's operating environment. A small number of AerCo Group's lessees failed to meet their contractual obligations in the years ended March 31, 2001 and 2000, resulting in the requirement for additional provisions in respect of bad and doubtful debts in respect of these lessees. Overall, there was a net provision of $2.24 million required in respect of bad and doubtful debts in the year ended March 31, 2001, compared with a net provision of $2.15 million in the year ended March 31, 2000, in both cases primarily in respect of Tower Air.

     In the year ended March 31, 2000, AerCo made a provision of $3.5 million in respect of an engine on the B747-200B aircraft on lease to Tower Air.

  Goodwill

     On July 17, 2000 AerCo acquired 30 additional aircraft and related leases from debis Ireland. The acquisition of the 30 aircraft from debis Ireland was achieved through the purchase of the capital stock of 18 100% owned subsidiaries of debis Ireland. The difference between the fair value of the net assets acquired and the consideration paid by AerCo for these new debis transferred companies, of $15.7 million, represents purchased goodwill, which is capitalized on the balance sheet of AerCo. On July 15, 1998 AerCo acquired 100% of the capital stock of ALPS 94-1, thus indirectly acquiring a portfolio of 25 aircraft and the related leases, and purchased certain aircraft owning subsidiaries of debis, which owned 10 aircraft and related leases. The difference between the fair value of the net assets acquired and the consideration paid by AerCo for the acquisition of ALPS 94-1 and these debis transferred companies, of $47.1 million, represents purchased goodwill, which is capitalized on the balance sheet of AerCo. Purchased goodwill is amortized on a straight-line basis over its estimated economic life.

     In the results of AerCo for the year ended March 31, 2001 goodwill of $2.9 million was amortized compared to $2.4 million in the year ended March 31, 2000 as a result of the additional goodwill described above.

  Operating Loss

     In the year ended March 31, 2001, AerCo recorded an operating loss of $60.2 million (including $27.6 million relating to the additional 30 aircraft acquired from debis) compared with an operating loss of $48.8 million for the year ended March 31, 2000.

  Taxes

     AerCo had a tax charge of approximately $0.05 million in the year ended March 31, 2001, compared with a tax charge of approximately $0.05 million for the year ended March 31, 2000.

  Net Loss

     As a result of the above factors, AerCo had a net loss of $60.3 million for the year ended March 31, 2001 compared with a net loss of $48.8 million for the year ended March 31, 2000.

  Differences between U.K. GAAP and U.S. GAAP

     The principal differences between U.S. GAAP and U.K. GAAP that have affected the results of operations and financial position of AerCo and ALPS 94-1 relate to the accounting treatment of aircraft cost and related impairment and depreciation, goodwill and debt issue costs.

     Aircraft are stated at purchase cost under U.K. GAAP. Under U.S. GAAP aircraft are stated at debis's amortized cost at the date of delivery to, and acquisition by, AerCo and ALPS 94-1, respectively. The difference between the purchase cost and debis's amortized cost is treated as a distribution to debis. The impact is to reduce the net book value of aircraft and shareholders' equity under U.S. GAAP compared with U.K. GAAP. This difference in net book value causes differences in depreciation expense, gain or loss on disposal and impairment charges.

     Under U.K. GAAP AerCo has depreciated each aircraft at a rate calculated to write off the cost of the aircraft from the date of acquisition, on a straight-line basis, to a residual value of generally 15% of cost over a period of 25 years from the date of manufacture. Under U.S. GAAP aircraft are depreciated on a straight-line basis at a rate designed to write off debis's amortized cost at the date of delivery to AerCo to a residual value of generally 15% of cost over a period of 25 years from the date of manufacture.

     Under U.K. GAAP the difference between the fair value of the net assets of ALPS 94-1 and the debis transferred aircraft, and the purchase consideration paid by AerCo to acquire these entities in July 1998 gave rise to goodwill of $47.1 million and the difference between the fair value of the net assets of the new debis transferred companies, and the purchase consideration paid by AerCo to acquire these entities in July 2000 gave rise to goodwill of $15.7 million. This purchased goodwill is capitalized and amortized over a period of 20 years. No goodwill arises under U.S. GAAP as these transactions are accounted for on a predecessor cost basis as transactions between entities under common control.

     Goodwill of $6.1 million representing the difference between the fair value of the net assets acquired and the consideration paid by the new debis transferred companies in respect of their acquisition of aircraft from Indigo, is eliminated under acquisition accounting in U.K. GAAP. Under U.S. GAAP this goodwill will continue to be recognized in the consolidated financial statements of AerCo.

     Under U.K. GAAP the costs of debt issuance arising on the completion of the refinancing transactions in July 1998 and July 2000 are disclosed as a reduction of the related indebtedness. Under U.S. GAAP the costs of issuance are disclosed separately as deferred financing costs.

     For a discussion of these and other differences between U.K. GAAP and U.S. GAAP, including certain income recognition and depreciation differences relating to AerCo's acquisition of the capital stock of ALPS 94-1 and the debis transferred companies in July 1998 and the capital stock of the new debis transferred companies acquired in July 2000, see notes 23, 24, 25 and 26 to the AerCo audited consolidated financial statements.

RESULTS OF OPERATIONS -- YEAR ENDED MARCH 31, 2000 COMPARED WITH THE EIGHT AND ONE-HALF MONTH PERIOD FROM JULY 15, 1998 TO MARCH 31, 1999

  Overview

     AerCo Group's results for the year ended March 31, 2000 were adversely affected by the significant increase in the number of aircraft available for lease or sale in the period, with a corresponding negative impact on aircraft values and lease rates particularly for older widebody aircraft. Although growth in air travel increased in 1999, reflecting a measure of economic recovery in the Asia Pacific region and strong performance in the rest of the world, aircraft lease rates generally declined. In addition, AerCo's results for the year were significantly adversely affected by financial difficulties experienced by one North American lessee in meeting its contracted lease payments. The lessee, Tower Air, has filed for Chapter 11 bankruptcy protection and AerCo has petitioned the relevant U.S. bankruptcy court to terminate the lease to Tower Air. As a result, AerCo may have to take redelivery of one B747-200B aircraft on lease to that lessee in the near term. See "Item 4. Information on the Company -- Business Overview -- The Lessees -- North American Concentration." During the year, as a result of the deterioration in the value of the Colombian currency and negative impact on the Colombian economy, one Colombian lessee continued to experience difficulties in meeting its contracted rental and other payments. See "Item 4. Information on the Company -- Business Overview -- The Lessees -- Latin American Concentration." Excess supply of aircraft in the operating lease market is continuing. This gave rise to a softening of lease rates and more limited placement prospects for aircraft which came off-lease during the year. In addition, any slowdown in economic growth may result in AerCo Group increasingly having to address the problems of lessees in financial difficulty with lease reschedulings, rent deferrals and other restructuring arrangements. In these circumstances, AerCo's ability to pay interest on, and repay principal of, the notes may be adversely affected.

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

     For the year ended March 31, 2000, the directors of AerCo determined to make a provision of $13.1 million in respect of an impairment in the value of AerCo Group's one B747-200B aircraft. The directors arrived at such determination based on the financial condition of the aircraft's current lessee, the physical condition of the aircraft and the unfavorable market conditions for this aircraft type. The carrying value of this aircraft at March 31, 2000 was $5.4 million net of maintenance provisions of $3.6 million and an amount of $3.5 million provided in respect of one engine on this aircraft. For more information regarding this aircraft, you should refer to "Item 4. Information on the Company -- Business Overview -- The Lessees -- North American Concentration."

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

     In the year ended March 31, 2000, servicer, administrative agency and cash manager fees payable by AerCo to Babcock & Brown and the debis group totaled $6.4 million compared with $4.4 million in the period from July 15, 1998 to March 31, 1999. Substantially all of the AerCo fees represent revenue based fees calculated as a monthly percentage of lease rentals received on aircraft under management.

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

  Goodwill

     On July 15, 1998 AerCo acquired 100% of the capital stock of ALPS 94-1, thus indirectly acquired a portfolio of 25 aircraft and the related leases, and purchased certain aircraft owning subsidiaries of debis, which owned 10 aircraft and related leases. The difference between the fair value of the net assets acquired and the consideration paid by AerCo for the acquisition of ALPS 94-1 and the debis aircraft owning companies of $47.1 million represents purchased goodwill, which is capitalized on the balance sheet of AerCo and amortized on a straight-line basis over its estimated economic life. In the results of AerCo for the year ended March 31, 2000, goodwill of $2.4 million was amortized compared with $1.7 million in the period from July 15, 1998 to March 31, 1999.

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

  Differences between U.K. GAAP and U.S. GAAP

     The principal differences between U.S. GAAP and U.K. GAAP that have affected the results of operations and financial position of AerCo and ALPS 94-1 relate to the accounting treatment of aircraft cost and related impairment and depreciation, goodwill and issue costs.

     Aircraft are stated at purchase cost under U.K. GAAP. Under U.S. GAAP aircraft are stated at debis's amortized cost at the date of delivery to, and acquisition by, AerCo and ALPS 94-1, respectively. The difference between the purchase cost and debis's amortized cost is treated as a distribution to debis. The impact is to reduce the net book value of aircraft and shareholders' equity under U.S. GAAP compared with U.K. GAAP.

     Under U.K. GAAP AerCo has depreciated each aircraft at a rate calculated to write off the cost of the aircraft from the date of acquisition, on a straight-line basis, to a residual value of generally 15% of cost over a period of 25 years from the date of manufacture. Under U.S. GAAP aircraft are depreciated on a straight-line basis at a rate designed to write off debis's amortized cost at the date of delivery to AerCo to a residual value of generally 15% of cost over a period of 25 years from the date of manufacture.

     Under U.K. GAAP the difference between the fair value of the net assets of ALPS 94-1 and the debis transferred aircraft, and the purchase consideration paid by AerCo to acquire these entities gave rise to goodwill of $47.1 million which is capitalized and amortized over a period of 20 years. No goodwill arises under U.S. GAAP as these transactions are accounted for on a predecessor cost basis as transactions between entities under common control.

     Under U.K. GAAP the costs of issuance arising on the completion of the refinancing transaction are disclosed a reduction of the related indebtedness. Under U.S. GAAP the costs of issuance are disclosed separately as deferred financing costs.

     For a discussion of these and other differences between U.K. GAAP and U.S. GAAP, including certain income recognition and depreciation differences relating to AerCo's acquisition of the capital stock of ALPS 94-1 and the debis aircraft owning companies, see notes 24, 25 and 26 to the AerCo audited consolidated financial statements.

B. LIQUIDITY AND CAPITAL RESOURCES

  Liquidity

     AerCo's primary source of liquidity is rental payments made by lessees under the lease agreements. The principal uses of cash rental payments are expenses related to the aircraft and their servicing, corporate expenses and the payment of interest on and principal of indebtedness. Such indebtedness consists of the additional notes offered in the additional notes offering, AerCo's previously outstanding notes that were not refinanced in that offering and the subclass E-1 notes which are held by debis and the subclass D-2 and subclass E-2 notes which were taken up by debis in the additional notes offering.

     The cash balances (including short-term investments in commercial paper) at March 31, 2001 amounted to $104.7 million compared to $66.4 million at March 31, 2000. Under the terms of its indebtedness, AerCo is required to maintain cash balances in an amount equal to (1) the amount of lessee security deposits ($20.9 million at March 31, 2001), and (2) the "liquidity reserve amount" ($65.0 million at March 31, 2001).

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

     Arising from the acquisition by debis of AerFi, the rating agencies requested that AerCo have additional liquidity available to it as its servicer and its standby servicer were now the same entity. On June 28, 2001, AerCo entered into a Liquidity Facility Agreement (the "AGREEMENT") with Kreditanstalt fur Wiederaufbau ("KFW") to provide additional funds to AerCo for the payment of certain liabilities if and to the extent that insufficient funds are available in the form of periodic revenues.

     Under the terms of the Agreement, KfW has made available to AerCo a revolving facility of up to $35 million for a period of 364 days, with the option to extend the facility for further periods of up to 364 days prior to the expiry of the previous 364 day period. Under the terms of the Agreement, KfW is not obliged to extend the facility, and, in the event that KfW does not grant an extension of the facility, AerCo may choose to make a one-off drawing of an amount up to the Minimum Liquidity Reserve at the time, providing always that the aggregate amount of drawings does not exceed $35 million. AerCo paid KfW an upfront fee of $50,000 and has also agreed to pay a commitment fee of $100,000 per annum payable quarterly in arrears.

     The revolving facility has a maturity date of August 15, 2025 or the date of repayment of the outstanding principal balance of the class A notes, if earlier. However, AerCo may cancel the whole or any part of the facility at any time by giving 10 days prior written notice to KfW.

     If AerCo defaults on any of its obligations under the Agreement, KfW may prevent further drawings and cancel the facility. In such circumstances, all outstanding amounts payable under the facility would become immediately due and payable, notwithstanding any other provision of the Agreement. If such circumstances were to arise, AerCo's ability to make certain payments on the notes may be adversely affected, depending on their level in the order of priority of payments and timing.

     As of September 24, 2001, the liquidity reserve amount includes the amount of $65 million held at March 31, 2001 and the additional facility amount of $35 million provided by KfW under the Agreement.

  Operating Activities

     Net cash provided by AerCo's operating activities in the year ended March 31, 2001 amounted to $58.3 million compared with $35.7 million for the year ended March 31, 2000 reflecting the additional aircraft acquired during the year. These amounts are net of cash paid in respect of interest of $95.6 million (March 31, 2000: $56.2 million), net maintenance cash inflows of $6.0 million (March 31, 2000: $7.5 million cash outflow) and security deposits refunded of $2.5 million (March 31, 2000: $1.5 million received). The potential maintenance and regulatory compliance expenditures described above may have an adverse impact on AerCo's net operating cash flow in future periods.

  Investing and Financing Activities

     Cash flows from financing activities for the year ended March 31, 2001 reflect the issue by AerCo of its subclass A-3, A-4, B-2, C-2, D-2 and E-2 notes on July 17, 2000 of $1,169.1 million and the repayment of $484.2 million of principal on the AerCo subclass A-1, A-2, B-1, C-1, D-1, A-4, B-2 and C-2 notes in the year. Cash flows used in financing activities in the year ended March 31, 2000 reflect the repayment of $48.9 million of principal on the subclass A-2, subclass B-1 and subclass C-1 notes.

  Indebtedness

     At May 15, 2001, the outstanding principal amount of the notes we issued on July 15, 1998 and July 17, 2000 was as follows:

                              OUTSTANDING
                          PRINCIPAL AMOUNT AT   ANNUAL INTEREST RATE    EXPECTED FINAL
SUBCLASS OF NOTES            MAY 15, 2001        (PAYABLE MONTHLY)       PAYMENT DATE      FINAL MATURITY DATE
-----------------         -------------------   --------------------   -----------------   -------------------
Subclass A-2............         161.2          LIBOR + 0.32    %      December 15, 2005      July 15, 2023
Subclass A-3............         565.0          LIBOR + 0.46    %          June 15, 2002      July 15, 2025
Subclass A-4............         180.7          LIBOR + 0.52    %           May 15, 2011      July 15, 2025
Subclass B-1............          68.9          LIBOR + 0.60    %          July 15, 2013      July 15, 2023
Subclass B-2............          73.7          LIBOR + 1.05    %          June 15, 2008      July 15, 2025
Subclass C-1............          83.3          LIBOR + 1.35    %          July 15, 2013      July 15, 2023
Subclass C-2............          79.7          LIBOR + 2.05    %          June 15, 2008      July 15, 2025
Subclass D-2............         100.0          8.50%                       May 15, 2014      July 15, 2025
Subclass E-1............         112.0          20.00%                     July 15, 2023      July 15, 2023
Subclass E-2............         109.1          20.00%                     July 15, 2025      July 15, 2025

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Not applicable

D. TREND INFORMATION

     In the period prior to September 11, 2001, the airline industry was experiencing a continuation of the difficult trading conditions which had become increasingly evident in the year to March 31, 2001. These conditions led to a continuing unfavorable market for some aircraft types, in particular widebody aircraft, with a corresponding negative impact on aircraft values and lease rates and increased levels of aircraft downtime. In addition, volatility in jet fuel prices, together with the continued weakness of the euro against the U.S. dollar had led to significant increases in operating costs for many airlines based in the Euro-zone.

     On September 11, 2001, the United States was the subject of attacks by terrorists who used the hijacked aircraft of certain airlines. The full effect that the terrorist attacks may have for the aviation industry is not yet known. However, the effects of these tragic events can be expected to exacerbate the difficult trading conditions already being experienced by airlines worldwide. These conditions are likely to adversely impact the ability of such airlines to perform their lease obligations to us and have other adverse consequences as further detailed in "Item 3.D. Recent Developments."

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     AerCo's board of directors will have no more than five members at any time. The holder or holders of a majority in aggregate principal amount of AerCo's class E notes have the right to appoint two directors while the class E notes are outstanding. The remaining directors must be independent directors. The current independent directors are Mr. Frederick W. Bradley, Jr., Chairman of AerCo, Mr. Kenneth N. Peters and Mr. G. Adrian Robinson. The succeeding independent directors will be appointed by a majority of the then standing directors. If no independent directors are serving on the board at any time, three new independent directors will be appointed in accordance with AerCo's Articles of Association. Mr. Edward Hansom and Ms. Rose Hynes were appointed directors by debis Ireland as holder of the majority of the subclass E-1 notes. Any resolution of the board of directors will require the affirmative vote of a majority of the independent directors. Transactions and proceedings that relate to certain insolvency proceedings, amendments to AerCo's Memorandum or Articles of Association, acquisition of additional aircraft, mergers or the sale of all or substantially all of AerCo's assets may only be approved by a unanimous vote of all directors. The servicing, administrative agency and cash management agreements between AerCo and the debis group provide that certain actions shall be taken by AerCo by a special board resolution. A special board resolution will require the affirmative vote of a majority of the independent directors and, at any time at which the servicer and its affiliates hold the majority of AerCo's class E notes, the two directors appointed by the holder of AerCo's class E notes will not have the right to vote in respect of a special board resolution.

     The directors, their ages and principal activities are as follows:

NAME                                                  AGE    OFFICES HELD WITH THE REGISTRANT
----                                                  ---    --------------------------------
Frederick W. Bradley, Jr............................  74     Director and Chairman
Kenneth N. Peters...................................  65     Director
G. Adrian Robinson..................................  51     Director
Edward Hansom.......................................  42     Director
Rose Hynes..........................................  42     Director

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

     Edward Hansom -- Mr. Hansom is Chief Financial Officer and a member of the Board of Management of debis. He joined debis Ireland in 1988 from the treasury division of Schroders. Prior to taking up his current position, Mr. Hansom was Chief Financial Officer and a director of debis Ireland.

     Rose Hynes -- Ms. Hynes is Executive Vice President, Commercial at debis. She joined debis Ireland in 1988, having previously been a partner in an Irish law firm. Prior to taking up her current position with debis in January 2001, she was General Counsel of debis Ireland. Ms. Hynes also serves as a director of Aer Lingus and certain of its subsidiaries.

     AerCo's directors are non-executive and AerCo does not and will not have any employees or executive officers. Accordingly, the board of directors relies upon debis, as servicer, the administrative agent, and the cash manager and the other service providers for all asset servicing, executive and administrative functions under the service provider agreements. Certain individuals other than the directors listed above serve as directors of various subsidiaries of AerCo.

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

BENEFICIAL OWNERSHIP OF AERCO

                                                                        NUMBER OF      PERCENTAGE
TITLE OF CLASS                     NAME AND ADDRESS                      SHARES         OF CLASS
--------------                     ----------------                     ---------      ----------
Ordinary Shares      Mourant & Co. Trustees Limited,                    19 Shares          95%
                     as trustee of AerCo Holding Trust
                     22 Grenville Street
                     St. Helier
                     Jersey, Channel Islands
                     debis AirFinance Ireland plc                       1 Share             5%
                     debis AirFinance House
                     Shannon
                     Ireland

     Under the shareholders undertaking entered into on July 15, 1998 by Mourant & Co. Trustees Limited as trustee of the charitable trust (the "CHARITABLE TRUST TRUSTEE"), the nominees, debis Ireland, AerCo and the trustee, the charitable trust trustee and debis Ireland agreed that, as long as the notes are outstanding, they will not, without the prior written approval of the trustee and all the directors, transfer any part of the ordinary shares held by them or any interest therein unless the transferee:

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

THE SERVICER

     debis Ireland provides various aircraft related services to us as servicer under the servicing agreement dated as of July 17, 2000. debis Ireland is a wholly-owned indirect subsidiary of debis, a major participant in the global commercial aviation industry. debis, directly and through debis Ireland and other subsidiaries, owns and manages aircraft both for its own account and for third parties. Including the AerCo fleet, at March 31, 2001, debis managed a portfolio consisting of 194 aircraft on lease to 75 lessees in 34 countries and, through debis Ireland managed a portfolio of 103 aircraft on lease to 52 lessees in 25 countries. debis Ireland is also the holder of all of our subclass D-2, E-1 and E-2 notes. As the holder of the majority of the class E notes, debis Ireland has the right to appoint two directors to the Board of AerCo Limited. debis Ireland also holds 5% of the ordinary share capital of AerCo Limited. Subsidiaries of debis act as administrative agent and cash manager to Airplanes Group, another aircraft securitization vehicle, and GPA-ATR Limited, a turboprop aircraft joint venture company in which debis AirFinance Jetprop Limited holds 50% of the share capital.

     At March 31, 2001, the debis group employed 105 people worldwide, with 32 people employed in Shannon, Ireland by debis Ireland. debis has its headquarters in Amsterdam, the Netherlands and it also has a U.S. subsidiary with an office in Fort Lauderdale, Florida.

     debis and its affiliates cannot be held responsible for any liabilities of AerCo or its affiliates, including any payments due to noteholders on the notes.

  Operating Guidelines

     debis Ireland provides services to AerCo Group under the servicing agreement dated as of July 17, 2000. debis Ireland does not have any fiduciary or other implied duties to noteholders or AerCo, and its obligations are limited to the express terms of the servicing agreement. debis Ireland is obliged to act in accordance with applicable law and with AerCo's directions.

     debis Ireland must also comply with the following two contractual standards in performing its services:

          (1) It must perform its services with reasonable care and diligence at all times as if it were the owner of the aircraft consistent with the customary commercial practice of a prudent international aircraft lessor in the management, servicing and marketing of commercial jet aircraft and related assets. We refer to this as the "DEBIS SERVICES STANDARD."

          (2) If a conflict of interest arises regarding debis Ireland's management, servicing or marketing of: (a) any two aircraft or (b) any aircraft and any other assets owned, managed, serviced or marketed by the debis group, debis Ireland is required to notify AerCo and perform the services in good faith. If (x) the two aircraft or (y) the aircraft and other assets owned, managed, serviced or marketed by the debis group are substantially similar in terms of objectively identifiable characteristics that are relevant for the particular services to be performed, debis Ireland will not discriminate among the aircraft or between any of the aircraft and any other aircraft then owned, managed, serviced or marketed by the debis group on an unreasonable basis. We refer to this as the "DEBIS CONFLICTS STANDARD."

     All transactions to be entered into by debis on behalf of AerCo Group, other than with other persons within AerCo Group, must be at arm's length and on fair market value terms unless otherwise agreed or directed by AerCo. The following transactions or matters with respect to the aircraft require AerCo's specific written approval:

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

     - entering into or amending or granting a waiver in any transaction with debis or any of its affiliates on behalf of any person within AerCo Group; and

     - entering into any agreement or commitment which is inconsistent with any express direction of AerCo.

     debis Ireland has agreed not to (1) execute any letter of intent, new lease agreement, amendment to an existing lease or any agreement in respect of a sale of any AerCo Group aircraft or aircraft assets outside Ireland (except pursuant to a specific power of attorney issued on a case-by-case basis in Ireland), or
(2) make any material operational decision in respect of any AerCo Group aircraft or aircraft assets outside Ireland.

  Limitation on Liability

     debis Ireland is not liable to any person, other than AerCo Group to the limited extent described below, for any losses relating to:

     - the sale, lease or purchase of our aircraft on less favorable terms than might have been achieved at any time, so long as the transactions were entered into on the basis of a commercial decision or recommendation of debis Ireland in accordance with the debis services standard;

     - debis Ireland's obligation to apply the debis conflicts standard in performing its services, except where the losses are finally adjudicated to have been caused directly by the negligence, recklessness, willful misconduct or fraud of debis Ireland or its representatives;

     - the ownership, operation, maintenance, acquisition, leasing, financing, refinancing or sale of any of our aircraft, or any action, or failure to act on the part of any person at any time prior to the effective date of the servicing agreement;

     - any action that AerCo instructs debis Ireland to take, limit or terminate despite debis Ireland's contrary recommendation;

     - AerCo Group's refusal to take any action that debis Ireland recommends;

     - circumstances where any person within AerCo Group has received amounts sufficient to cover such losses; or

     - the gross negligence, recklessness, fraud or willful misconduct of any person within AerCo Group.

INDEMNIFICATION

     AerCo Group will indemnify debis Ireland and its representatives on an after-tax basis for any losses that may be asserted against them relating to:

     - debis Ireland's performance under the servicing agreement, except where the losses are finally adjudicated to have been caused by debis Ireland's negligence, recklessness, fraud or willful misconduct in performing its obligations;

     - errors in judgment or omissions by debis Ireland or any action taken, limited or terminated in accordance with AerCo's instructions, except where the losses are finally adjudicated to have been caused by debis Ireland's negligence, recklessness, fraud or willful misconduct in performing its obligations; or

     - any of the circumstances under which debis Ireland would not be liable to AerCo as described above.

     debis Ireland will indemnify AerCo Group on an after-tax basis for losses arising from the performance of its services, where the losses are finally adjudicated to have:

     - been caused directly by the negligence, recklessness, fraud or willful misconduct of debis Ireland or any of its delegates in respect of its obligations to apply the debis services standard or the debis conflicts standard in connection with the performance of its services; or

     - directly resulted from a breach by debis Ireland of the express terms and conditions of the servicing agreement.

     debis Ireland's obligation to indemnify AerCo excludes circumstances where any person within AerCo Group has already received an amount sufficient to cover such losses.

  Aircraft Services

     debis Ireland provides a wide range of services to AerCo Group, including:

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

     - legal and other professional services relating to the lease, sale or financing of our aircraft, and the amendment modification or enforcement of our aircraft leases; and

     - periodic reporting of operational, financial and other information on our aircraft and leases.

     debis Ireland has agreed to:

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

  Budgets

     AerCo adopts an annual and a three-year budget each year for all aircraft. debis Ireland has agreed to use reasonable commercial efforts to achieve the annual budget.

  Management Fees

     debis Ireland is paid an annual retainer fee of approximately 0.10% of the initial appraised value of each aircraft in our fleet. The retainer fee is payable monthly in arrears in equal installments and subject to pro-rata reduction for any month in which we do not own all the aircraft currently in our fleet. In calculating the retainer fee, the initial appraised value may not be reduced below $250.0 million until all of the aircraft are sold. debis Ireland also receive a monthly fee, equal to 1% of the aggregate rent paid for that month or portion of a month that AerCo Group owns the related aircraft which are subject to debis Ireland servicing.

     debis Ireland also will be reimbursed for certain expenses incurred in connection with its performance of the services which in the aggregate may constitute a significant additional component of AerCo's total overhead costs.

     Additionally, debis Ireland will be paid a fee at any time during the term of the servicing agreement on the actual date of sale of any of our aircraft in the amount of 1.25% multiplied by 90% of the initial appraised value of the relevant aircraft, net of transaction expenses, subject to certain conditions.

  Term and Termination

     The servicing agreement is for a term commencing on July 17, 2000 and expiring on the date of payment in full of all amounts outstanding to be paid on the notes and the other securities issued by AerCo as relating to additional aircraft owned by AerCo Group.

     debis Ireland may terminate the servicing agreement if:

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

     - debis Ireland becomes liable for taxes, except certain income and employment taxes, arising from its performing services to AerCo, if:

      -- debis Ireland cannot avoid the taxes using reasonable commercial efforts, and

      -- AerCo does not indemnify debis Ireland for the taxes;

     - directions given by AerCo or any of its subsidiaries are, or if carried out would be, unlawful under applicable law.

     AerCo may terminate the servicing agreement if:

     - debis Ireland materially breaches any of its obligations under the servicing agreement, including its obligation not to execute lease documents or make other operational decisions outside Ireland as described above, and fails to cure the breach after written notice from AerCo;

     - debis Ireland ceases or gives notice that it will cease to be actively involved in the aircraft advisory and management business;

     - AerCo repays, refinances or defeases all of its public or private debt securities in full;

     - debis Ireland undergoes, or may undergo, a change of control or transfers, or intends to transfer, more than 50% of the outstanding class E notes to one or more non-affiliates and, in either case, any credit rating agency which rates the notes (other than the class E notes) notifies or confirms to AerCo that it intends to downgrade, is downgrading or has downgraded the rating of any of the notes (other than the class E notes). debis Ireland will inform AerCo of any change of control of which it has actual knowledge or if it proposes to sell more than 50% of the outstanding class E notes to one or more non-affiliates;

     - an involuntary proceeding under bankruptcy, insolvency, receivership or similar law, against debis Ireland or a substantial part of its property or assets, continues undismissed for 100 days or an order or decree approving any of the foregoing shall be entered or debis Ireland goes into liquidation, suffers a receiver or mortgagee to take possession of all or substantially all of its assets or has an examiner appointed over it, or a petition or proceeding for any of the foregoing is presented and not discharged within 100 days;

     - a voluntary proceeding is commenced against debis Ireland under bankruptcy, insolvency, receivership or similar law upon consent by debis Ireland to the institution of, or failure by debis Ireland to contest the filing of, any petition described above, or filing of an answer admitting the material allegations of any such petition, or the making of a general assignment for the benefit of its creditors; or

     - debis Ireland and AerCo fail to resolve a conflict as provided in the servicing agreement.

     AerCo may terminate the servicing agreement for any aircraft to which any of the following conditions apply:

     - in the case of marketing for re-lease of an aircraft, such aircraft has been off-lease and is reasonably available for re-lease for more than 180 days after expiry of the agreed lease marketing period; or

     - debis Ireland fails, within a reasonable period of time not to exceed 180 days, to submit to AerCo a bona fide third party offer to purchase an aircraft after written direction from AerCo to arrange such a sale; or

     - debis Ireland recommends a course of action for an aircraft or lease to AerCo which AerCo does not approve and, after negotiation in good faith, debis Ireland refuses to amend, withdraw or replace such recommendation with one that is consistent with its obligations.

     The servicing agreement will terminate automatically if either of the administrative agency or cash management agreement is terminated.

     In no event will the servicing agreement terminate unless and until a successor servicer shall have been appointed and have accepted the appointment.

  Assignment of Servicing Agreement

     debis Ireland and AerCo may not assign their rights and obligations under the servicing agreement without each other's prior written consent.

  Priority of Payment of Servicing Fees and Reimbursable Expenditures

     debis Ireland's fees and expenses rank senior in priority of payment to all payments on the notes.

  Additional Servicers

     AerCo may appoint debis Ireland to service additional aircraft under the terms of the servicing agreement.

CORPORATE MANAGEMENT

  Administrative Agent

     The administrative agent, which is debis AirFinance Administrative Services Limited (a subsidiary of debis and formerly known as AerFi Administrative Services Limited), provides administrative and accounting services to the board of directors including:

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

     AerCo's board of directors may ask the administrative agent to provide additional administrative services. However, the administrative agent is not obligated to perform any additional services that could reasonably result in the business of AerCo or any of its subsidiaries ceasing to be separate and readily identifiable from, and independent of, the administrative agent, debis or any of their respective affiliates.

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

     The administrative agent is obligated to devote the same amount of time and attention and is required to exercise the same level of skill, care and diligence in the performance of its services as it would if it were administering such services on its own behalf. We refer to this as the "ADMINISTRATIVE AGENT'S SERVICES STANDARD."

     In addition, if any conflicts of interest arise with respect to the administrative agent's role and its other interests, the administrative agent must report such conflict promptly to AerCo and must act in a manner that treats AerCo equally with the entities giving rise to the conflict of interest, does not violate the administrative agent's services standard or any of its covenants under the administrative agency agreement and would not be reasonably likely to have a material adverse effect on AerCo. We refer to this as the "ADMINISTRATIVE AGENT'S CONFLICT DUTIES."

  Cash Manager

     The cash manager, which is debis AirFinance Cash Manager II Limited (a subsidiary of debis and formerly known as AerFi Cash Manager II Limited), provides cash management and related services to AerCo Group. The cash manager's duties include informing the servicer and the administrative agent of the aggregate deposits in the accounts and any other information that is required about the accounts. The cash manager is authorized to invest funds held by AerCo Group in the accounts other than the tax defeasance account in certain prescribed investments on permitted terms.

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

  Standby Servicer, Cash Manager and Administrative Agent

     debis Aircraft Leasing Limited, the standby servicer, acts as standby servicer, cash manager and administrative agent with respect to the aircraft pursuant to the terms of the standby servicing, administrative agency and cash management agreement dated as of July 17, 2000 between AerCo, debis and the standby servicer. In the event the standby servicer is called upon to provide services, such services will be provided for all leases and aircraft and will be performed under substantially the same terms and conditions as the debis group performs its services under the servicing, administrative agency and cash management agreements. Following the acquisition by debis of 100% of the ordinary share capital of AerFi, debis Aircraft Leasing Limited no longer receives any fees as standby servicer, cash manager or administrative agent. In addition, it is proposed to terminate these standby servicing, administrative agency and cash management agreements in due course.

B. COMPENSATION

     See "Item 6. Directors, Senior Management and Employees -- Directors and Senior Management -- Directors" for details of compensation received by AerCo directors.

C. BOARD PRACTICES

     See "Item 6. Directors, Senior Management and Employees -- Directors and Senior Management -- Directors" for a description of AerCo's board practices.

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

E. SHARE OWNERSHIP

     None of the directors of AerCo own any shares of AerCo nor do they have options to purchase shares of AerCo.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The ordinary shares of AerCo are not listed on any national exchange or traded in any established market.

     The beneficial ownership of the ordinary shares as of the date of this report on Form 20-F is presented below.

     Under the shareholders' undertaking entered into on July 15, 1998 by Mourant & Co. Trustees Limited as trustee of the charitable trust, the nominees, debis Ireland, AerCo and the trustee, the charitable trust trustee and debis Ireland agreed that, as long as the notes are outstanding, they will not, without the prior written approval of the trustee and all the directors, transfer any part of the ordinary shares held by them or any interest therein unless the transferee:

          (1) in the case of the ordinary shares held by the nominees for the charitable trust trustee, is a trustee of a trust formed for charitable purposes substantially identical to those for which the charitable trust is established; and

          (2) enters into an agreement substantially identical to the shareholders undertaking in favor of the trustee.

     In consideration for the undertakings given by the charitable trust trustee in the shareholders' undertaking, the charitable trust trustee is entitled to receive from AerCo an undertaking fee equal to $1,500 per annum. Under the instrument of trust establishing the charitable trust, a certificate given by the directors to the charitable trust trustee that its voting of the ordinary shares in a specified manner is in the best commercial interest of AerCo shall, for the purposes of the exercise of the charitable trust trustee's discretion, be conclusive that any such action is in AerCo's best commercial interests. See "Item 10. Additional Information -- Articles of Association" for a description of the voting rights available to holders of AerCo ordinary shares.

B. RELATED PARTY TRANSACTIONS

     AerCo Group has had and currently maintains various relationships with debis. First, debis Ireland acted as promoter in establishing the entities that comprise AerCo Group. Second, AerCo Group purchased substantially all of its assets from debis Ireland and ALPS 94-1. See "Item 4. Information on the Company -- History and Development of AerCo Limited." Third, debis Ireland is a holder of 5% of the ordinary share capital of AerCo. Fourth, subsidiaries of debis act as servicer, administrative agent and cash manager for AerCo Group. See "Item 6. Directors, Senior Management and Employees -- Directors and Senior Management -- Corporate Management." Fifth, Mr. Hansom, Ms. Hynes and Mr. Redmond, employees of debis, hold certain directorships in AerCo and ALPS 94-1. Sixth, debis Ireland holds all of the AerCo subclass D-2, E-1 and E-2 notes.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated financial statements are included in Item 18.

B. SIGNIFICANT CHANGES

     See "Item 4. Information on the Company -- History and Development of AerCo Limited -- The Additional Acquisition" for a description of significant changes which have occurred since the date of the annual financial statements.

ITEM 9.  THE LISTING

A. LISTING DETAILS

     Not applicable.

B. PLAN OF DISTRIBUTION

     Not applicable.

C. MARKETS

     Not applicable.

D. SELLING SHAREHOLDERS

     Not applicable.

E. DILUTION

     Not applicable.

F. EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not applicable.

B. ARTICLES OF ASSOCIATION

     The following summary contains a description of the material provisions of our Memorandum and Articles of Association (which we refer to as our Memorandum and our Articles respectively) and does not purport to be complete and is qualified in its entirety by reference to our Memorandum and Articles, copies of which were filed as Exhibit 1 to the annual report on Form 20-F filed on September 29, 2000.

  REGISTRATION AND OBJECTS

     The Company is a public limited liability company incorporated pursuant to the Companies (Jersey) Law 1991 (which we refer to as the Companies Law). We are registered under number 71839 in the register of companies maintained by the Jersey Registrar of Companies. Our objects and purposes are set out in paragraph 4 of our Memorandum.

     The purposes of the Company include the following:

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

     - the provision of loans to, and guarantees of the Company's subsidiaries; and

     - engaging in currency and interest rate exchange transactions for hedging purposes.

  DIRECTORS

     We are managed by a board of directors which will consist of no more than five persons at any time. See "Item 6. Directors, Senior Management and Employees."

  TRANSACTIONS IN WHICH OUR DIRECTORS ARE INTERESTED

     Our Articles provide that if a director has disclosed to the board of directors the nature and extent of such director's material interests, such director:

     - may be a party to, or otherwise interested in, any transaction or arrangement with AerCo or in which AerCo is otherwise interested;

     - other than, in the case of an independent director, to the extent limited by the definition of that term in our Articles (which provides that a person acting as an independent director must not at any time during such director's service as a director or during the 24 months prior to such director's appointment be or have been an employee, consultant, officer or director of debis, any holder of the class E notes or any affiliate of any such person), may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by AerCo or in which AerCo is otherwise interested or which engages in transactions similar to those engaged in by AerCo and might present a conflict of interest for such director in discharging such director's duties;

     - shall not, by reason of such director's office, be accountable to AerCo for any benefit which such director derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

     The servicing, administrative agency and cash management agreements between AerCo and the debis group provide that certain actions shall be taken by AerCo by a special board resolution. These actions relate to certain matters in which a director appointed by the holder of AerCo's class E notes may have a potential conflict of interest, for example the exercise by AerCo of its rights to terminate any such agreement. Our Articles provide that a special board resolution will require the affirmative vote of a majority of the independent directors and, at any time at which the servicer and its affiliates hold the majority of AerCo's class E notes, the directors appointed by the holder of AerCo's class E notes will not have the right to vote in respect of a special board resolution.

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

E. TAXATION

IRISH TAX CONSIDERATIONS

     The following is a summary of principles of Irish taxation law in relation to Irish income tax and withholding tax on payments on the notes. These principles depend on interpretation of current law, regulations, rulings and decisions and Irish Revenue practice, and reliance on Irish Revenue confirmations obtained prior to the issue of and in connection with the notes, all of which are subject to change. Any such change may be applied retroactively and may adversely affect the principles of Irish tax described below. This summary does not address all Irish tax principles that may apply to all categories of potential investors, some of which may be subject to special rules.

  Irish Income and Withholding Taxes on Payments on the Notes

     There will be no withholding or deduction for Irish taxes on principal and interest paid by AerCo on the global notes or any payment of the principal and interest on the book-entry interests. The foregoing, insofar as it relates to interest (the "EUROBOND EXEMPTION"), is based on certain assumptions, including that the notes, including the global notes, are listed on the Luxembourg Stock Exchange or on another stock exchange which is recognized for relevant purposes of Irish law and that interest on the global and book-entry notes is paid by a paying agent outside of Ireland.

     The issuance of definitive notes may cause interest payments to be subject to Irish withholding tax at the standard income tax rate which is currently 20%. If any Irish withholding tax is imposed, noteholders and holders of book-entry interests should note that AerCo will not make any additional payments for any withholding tax. In this regard, Ireland has tax treaties with a number of jurisdictions which, under certain circumstances, reduce the rate of Irish withholding tax on payments of interest to persons resident in those jurisdictions. A holder of a definitive note who is entitled to the benefit of
Article 11 of the income tax treaty between the United States and Ireland (the "TREATY") (such a holder a "U.S. HOLDER") will normally be eligible to recover in full any Irish tax withheld from payments of interest to which such U.S. Holder is beneficially entitled by making a claim under the Treaty on the appropriate form. Alternatively, a claim may be made by a U.S. Holder in advance of a payment of interest. If the claim is accepted by the Irish Revenue, it will normally authorize subsequent payments to that U.S. Holder to be made without withholding for Irish tax.

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

     Irish domestic law also provides that a person will be exempt from Irish tax where there is no withholding tax or deduction from the interest by virtue of the Eurobond exemption detailed above and the interest is paid to a resident of a Member State of the European Union other than Ireland or to a resident of a country with which Ireland has a double taxation treaty.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following quantitative and qualitative information is provided about financial instruments to which AerCo was a party as of March 31, 2001.

     The quantitative disclosure and other statements in this section are forward-looking statements that involve risks and uncertainties. Although our policy is to limit our exposure to changes in interest rates, we could suffer higher cash flow losses than described above as a result of actual future changes in interest rates. You should also note that our future exposure to interest rate movements will change as the composition of our lease portfolio changes or if we issue new subclasses of additional notes or refinancing notes with different interest rate provisions from the notes. You should also refer to "Item 3. Key Information -- Risk Factors" for more information about risks, especially lessee credit risk, that could intensify our exposure to changes in interest rates.

  Interest Rate Sensitivity

     AerCo Group's principal market risk exposure is to changes in interest rates. This exposure arises from its notes and the derivative instruments used by AerCo Group to manage interest rate risk. The basic terms of each subclass of notes, including the outstanding principal amount and estimated fair value as of March 31, 2001, are as follows:

                                        PRINCIPAL                                          ESTIMATED
                        ANNUAL           AMOUNT                                          FAIR VALUE AT
                     INTEREST RATE     AT YEAR END    EXPECTED FINAL         FINAL       MARCH 31, 2001
SUBCLASS OF NOTES  (PAYABLE MONTHLY)    $MILLION       PAYMENT DATE*     MATURITY DATE      $MILLION
-----------------  -----------------   -----------   -----------------   -------------   --------------
Subclass A-2           LIBOR+0.32%          184      December 15, 2005   July 15, 2023          184
Subclass A-3           LIBOR+0.46%          565        June 15, 2002     July 15, 2025          565
Subclass A-4           LIBOR+0.52%          207        May 15, 2011      July 15, 2025          207
Subclass B-1           LIBOR+0.60%           72        July 15, 2013     July 15, 2023           71
Subclass B-2           LIBOR+1.05%           77        June 15, 2008     July 15, 2025           77
Subclass C-1           LIBOR+1.35%           84        July 15, 2013     July 15, 2023           80
Subclass C-2           LIBOR+2.05%           80        June 15, 2008     July 15, 2025           80
Subclass D-2         8.5% -- Fixed          100        May 15, 2014      July 15, 2025           70
Subclass E-1          20% -- Fixed          112        July 15, 2023     July 15, 2023           22
Subclass E-2          20% -- Fixed          109        July 15, 2025     July 15, 2025           22
                                          -----                                              ------
                                          1,590                                               1,378
                                          =====                                              ======

---------------
* As determined at date of issue.

  Interest Rate Risk and Management

     The leasing revenues of AerCo are generated primarily from lease rental payments which are either fixed or floating. In some cases, leases carry fixed and floating rental payments for different rental periods. In the case of floating rate leases, an element of the rental varies in line with changes in LIBOR, generally six-month LIBOR. See "Item 4. Information on the
Company -- Business Overview -- The Leases" for more information regarding the terms of our leases. As of March 31, 2001, leases with respect to approximately 78% of the aircraft by appraised value at February 19, 2001 provided for fixed rate rental payments and approximately 20% provided for floating rate payments (excluding the aircraft off-lease and held for scrap).

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

     Under the swaps, AerCo generally pays fixed amounts and receives floating amounts on a monthly basis. The swaps amortize on the basis of the expected paydown schedule of the class A, class B and class C notes, the expiry dates of the leases under which lessees are contracted to make fixed rate rental payments and the LIBOR reset dates under the floating rate leases. At least every three months, and in practice more frequently, the administrative agent seeks to enter into additional swaps or sell at market value or unwind part or all of the swaps and any future swaps in order to rebalance the fixed and floating mix of interest obligations and the fixed and floating mix of rental payments. As of March 31, 2001, none of AerCo's existing swaps had a maturity date extending beyond January 2008. The fair value of the swaps at March 31, 2001 was negative $41.8 million.

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

     The directors of AerCo are responsible for reviewing and approving the overall interest rate management policies and transaction authority limits. As described below, the administrative agent, acting within the overall policies and limits, approves specific hedging instruments. Counterparty risk is monitored on an ongoing basis. Counterparties are subject to the prior approval of the directors of AerCo. AerCo's counterparties consist primarily of the affiliates of major U.S. and European financial institutions (which may include special purpose derivative vehicles) whose credit ratings are consistent with maintaining the ratings of the most senior class of notes then outstanding. At March 31, 2001, AerCo had five swap counterparties.

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

     As an example, on January 23, 2001, AerCo entered into an interest rate swap. With respect to the monthly period from February 15, 2001, to March 15, 2001 the estimated note balances (classes A through C) were $1,270 million, leases maturing or rolling over amounted to $35.0 million, and relevant cash deposits amounted to $65.0 million. As the swaps which had been previously entered into carried a notional principal balance of $1,114 million, the new swap has a notional principal balance in that particular one month period of $60 million.

     The following table sets forth terms of AerCo's swap portfolio as of March 31, 2001. In its swaps, AerCo generally pays a fixed monthly coupon and receives one month LIBOR on the notional principal balance.

CURRENT NOTIONAL                                             FIXED MONTHLY
BALANCE ($000S)      EFFECTIVE DATE       MATURITY DATE       PAY RATE %
----------------   ------------------   ------------------   -------------
      40,000         July 15, 1998         May 15, 2001        5.6690%
     125,000         July 15, 1998      September 15, 2004     5.7530%
      40,000        August 17, 1998      August 15, 2004       5.8240%
      20,000       September 28, 1998    January 15, 2004      5.0810%
      20,000        January 15, 1999      April 15, 2004       5.2140%
      15,000       February 23, 1999      March 15, 2004       5.3675%
      10,000         July 15, 1999        March 15, 2005       6.2650%
      60,000         July 27, 1999        March 15, 2006       6.3650%
      20,000       November 15, 2000      March 15, 2004       7.1925%
           0*         May 15, 2001        March 15, 2005       7.1200%
      80,000         July 17, 2000      November 15, 2004      6.9530%
      80,000         July 17, 2000        June 15, 2007        7.0000%
      28,000         July 17, 2000       January 15, 2006      7.0000%

CURRENT NOTIONAL                                             FIXED MONTHLY
BALANCE ($000S)      EFFECTIVE DATE       MATURITY DATE       PAY RATE %
----------------   ------------------   ------------------   -------------
      36,000         July 17, 2000        April 15, 2007       7.0100%
      14,000         July 17, 2000      November 15, 2001      6.9100%
      15,000         July 17, 2000        April 15, 2004       6.9700%
      15,000         July 17, 2000       October 15, 2005      6.9900%
      15,000         July 17, 2000        June 15, 2005        6.9900%
      16,000         July 17, 2000      December 15, 2003      6.9600%
      14,000         July 17, 2000        March 15, 2006       7.0000%
      14,000         July 17, 2000       October 15, 2005      6.9900%
      35,000         July 17, 2000       January 15, 2008      7.0200%
      11,000         July 17, 2000      November 15, 2003      6.9600%
      13,000         July 17, 2000        June 15, 2002        6.9400%
      13,000         July 17, 2000        June 15, 2002        6.9400%
      20,000         July 17, 2000      November 15, 2004      6.9550%
      15,000         July 17, 2000        April 15, 2004       6.9490%
      15,000         July 17, 2000         May 15, 2004        6.9500%
      16,000         July 17, 2000       October 15, 2004      6.9560%
      16,000         July 17, 2000        March 15, 2005       6.9610%
      13,000         July 17, 2000      February 15, 2005      6.9590%
      14,000         July 17, 2000        July 15, 2004        6.9560%
      35,000       September 15, 2000      May 15, 2006        6.6930%
      90,000        October 16, 2000    February 15, 2006      6.5370%
      25,000       November 15, 2000    November 15, 2002      6.5100%
      10,000        January 16, 2001      June 15, 2001        6.0750%
           0*        March 15, 2002     September 15, 2002     5.5600%
      60,000       February 15, 2001      July 15, 2001        5.2675%
           0*        April 17, 2001     September 15, 2001     4.5475%
--------------
   1,078,000
--------------
--------------

---------------
* These are forward starting swaps which will become effective on the date shown on the "Effective Date" column.

  Derivative Instruments and Hedging Activities

     In June 1998 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities." In June 2000 the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133." SFAS No. 133 and SFAS No. 138 require that, under U.S. GAAP, all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000. We adopted SFAS No. 133 and SFAS No. 138 on April 1, 2001.

     Following the adoption of the standards, in respect of all future financial statements, all derivatives will be recognized on the balance sheet at their fair value. All derivatives will be designated as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("FAIR VALUE" hedge) or a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("CASH FLOW" hedge). We expect that all of our interest rate swaps will be designed as cash flow hedges.

     AerCo has a detailed hedging policy, which has been approved by the Board of Directors and the rating agencies, which rate certain of the notes issued by AerCo. This policy has been employed by the administrative agent since the inception of AerCo in 1998. As part of this hedging policy, AerCo has formally documented all relationships between hedging instruments and hedged items in the context of the requirements of SFAS No. 133 and SFAS No. 138. This includes linking all derivatives that are designated as cash-flow hedges to specific liabilities on the balance sheet. Since April 1, 2001, AerCo Group formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

     At April 1, 2001 all of AerCo's derivatives were deemed highly effective. Subsequent changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge will be recorded in Other Comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged item.

     We will discontinue hedge accounting prospectively when it is determined that the derivative is no longer highly effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

     In all situations in which hedge accounting is discontinued, we will continue to carry the derivative at its fair value on the balance sheet, and recognize any changes in its fair value in earnings.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.  MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF
          PROCEEDS

     None.

ITEM 15.

     Not applicable.

ITEM 16.

     Not applicable.

                                    PART III

ITEM 17.

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See pages F-1 through F-75.

ITEM 19.  EXHIBITS

 8      List of significant subsidiaries
10.1    Cash Analysis of Financial Condition and Results of
        Operations, Three Month Period from July 17, 2000 to
        September 15, 2000. (Incorporated by reference to Form 6-K filed on October 31, 2000)
10.2    Cash Analysis of Financial Condition and Results of
        Operations, Three Month Period from September 15, 2000 to
        December 15, 2000. (Incorporated by reference to Form 6-K
        filed on January 31, 2001)
10.3    Cash Analysis of Financial Condition and Results of
        Operations, Three Month Period from December 15, 2000 to
        March 15, 2001. (Incorporated by reference to Form 6-K filed on April 30, 2001)
10.4    Cash Analysis of Financial Condition and Results of
        Operations, Three Month Period from March 15, 2001 to June
        15, 2001. (Incorporated by reference to Form 6-K filed on
        July 31, 2001)
 12     Statement re Computation of Ratios

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          By:   /s/ Frederick W. Bradley Jr.
                                            ------------------------------------
                                            Name: Frederick W. Bradley Jr.
                                            Title: Director

Dated: September 26, 2001

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
A.  HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS FOR AERCO
  AND ALPS 94-1
     Independent auditors' report...........................     F-5
     Consolidated balance sheets............................     F-6
     Consolidated statements of operations..................     F-7
     Consolidated statements of cash flows..................     F-8
     Statements of changes in shareholders' deficit.........     F-9
     Statement of accounting policies.......................    F-10
     Notes to the consolidated financial statements.........    F-14
B.  HISTORICAL FINANCIAL STATEMENTS FOR AERFI TRANSFERRED
  AIRCRAFT
     Independent auditors' report...........................    F-45
     Statement of operations................................    F-46
     Statement of cash flows................................    F-47
     Statement of changes in net assets.....................    F-48
     Statement of accounting policies.......................    F-49
     Notes to the financial statements......................    F-51
C.  HISTORICAL FINANCIAL STATEMENTS FOR NEW AERFI
  TRANSFERRED AIRCRAFT
     Independent auditors' report...........................    F-59
     Statements of net assets...............................    F-60
     Statements of operations...............................    F-61
     Statements of cash flows...............................    F-62
     Statements of changes in net assets....................    F-63
     Statement of accounting policies.......................    F-64
     Notes to the financial statements......................    F-67

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

     "DEBIS AIRFINANCE"      debis AirFinance Ireland plc (formerly AerFi Group
                             plc) and its subsidiary undertakings.

     "ALPS 94-1 LIMITED"     Aircraft Lease Portfolio Securitization 94-1
                             Limited, a special purpose limited liability company incorporated under the laws of Jersey in 1994 to purchase 27 aircraft from debis AirFinance.

     "ALPS 94-1"             ALPS 94-1 Limited and its consolidated
                             subsidiaries.

     "INDIGO" Indigo Aviation AB, a Swedish company with its registered office located at Sodra Forstadsgatan 4, S-211 43, Malmo, Sweden.

                        CONTENTS OF FINANCIAL STATEMENTS

     AerCo has included the following audited historical financial statements in pages F-4 to F-75 of this Form 20-F.

A. U.K. GAAP AERCO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2001 AND 2000 AND FOR THE PERIOD FROM JULY 15, 1998 TO MARCH 31, 1999 AND COMPARATIVE ALPS 94-1 FINANCIAL INFORMATION FOR THE PERIOD FROM JULY 1, 1998 TO JULY 14, 1998.

     The AerCo financial statements include the results of operations and financial condition of the 30 aircraft and related leases acquired by AerCo through the acquisition of all the outstanding capital stock of 18 aircraft owning subsidiaries of debis AirFinance in July 2000 and reflect the sale of one engine during the year ended March 31, 2001.

     The AerCo financial statements also include the results of operations and financial condition of the 25 aircraft and related leases acquired by AerCo through the acquisition of all the outstanding capital stock of ALPS 94-1 Limited and the ten aircraft and related leases acquired by AerCo through the acquisition of all the outstanding capital stock of certain aircraft owning subsidiaries of debis AirFinance in July 1998, and reflect the sale of one F100 aircraft during the period from July 15, 1998 to March 31, 1999 and the sale of one F100 aircraft during the year ended March 31, 2000.

     Comparative financial information for ALPS 94-1 is presented as ALPS 94-1 is considered to be the predecessor business of AerCo. We believe this is an appropriate presentation because:

     - AerCo was formed mainly for the purpose of refinancing the aircraft portfolio of ALPS 94-1;

     - AerCo's initial portfolio of 35 aircraft included 26 of the 27 aircraft that ALPS 94-1 originally acquired from debis AirFinance;

     - The original ALPS 94-1 aircraft represented 79% of AerCo's initial portfolio by appraised value as at March 1, 1998; and

     - AerCo's ongoing aircraft leasing activities are largely the same as those conducted by ALPS 94-1.

     The financial statements of ALPS 94-1 include the results of operations and financial condition of the 27 aircraft originally acquired by ALPS 94-1 from debis AirFinance in August 1994, including:

     - the Boeing 767-300ER aircraft that was purchased by debis AirFinance from ALPS 94-1 immediately prior to the closing of the offering of notes by AerCo in July 1998 and which was not one of the aircraft acquired by AerCo on July 15, 1998; and

     - the A300-B4-200 aircraft up to April 28, 1998 when debis AirFinance acquired this aircraft from ALPS 94-1. debis AirFinance subsequently sold this aircraft to AerCo.

B. U.K. GAAP AERFI TRANSFERRED AIRCRAFT FINANCIAL STATEMENTS FOR THE PERIOD FROM JULY 1, 1998 TO JULY 14, 1998.

     These financial statements include historical financial information on the ten aircraft acquired by AerCo from debis AirFinance in July 1998 and include the A300-B4-200 aircraft only from April 28, 1998, the date debis AirFinance acquired it from ALPS 94-1. These financial statements are prepared as if the AerFi transferred aircraft were operated separately from debis AirFinance for the periods presented.

C. U.K. GAAP NEW AERFI TRANSFERRED AIRCRAFT FINANCIAL STATEMENTS FOR THE PERIOD FROM APRIL 1, 2000 TO JULY 16, 2000 AND FOR THE TWO YEARS ENDED MARCH 31, 2000 AND 1999.

     These financial statements include historical financial information on the two F100, one B737-300 and one A321 aircraft acquired by AerCo from debis AirFinance under the refinancing and additional aircraft acquisition in July 2000, for the period from April 1, 2000 to July 16, 2000 and the years ended March 31, 2000 and 1999 and on 26 of the Indigo transferring aircraft for the period from December 16, 1999 (the date Indigo was acquired by debis AirFinance) to March 31, 2000 and the period from April 1, 2000 to July 16, 2000. These financial statements are prepared as if the New AerFi transferred aircraft were operated separately from debis AirFinance for the periods presented.

                              FINANCIAL STATEMENTS

                                     AERCO

                                     AERCO

                          INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF AERCO LIMITED

     We have audited the accompanying consolidated balance sheets of AerCo as of March 31, 2001 and March 31, 2000 and the related consolidated statements of operations, cash flows and changes in shareholders' deficit for AerCo for the years ended March 31, 2001 and 2000 and the period from July 15, 1998 to March 31, 1999 and for ALPS 94-1 for the period from July 1, 1998 to July 14, 1998.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AerCo as at March 31, 2001 and March 31, 2000 and the results of operations and cash flows of AerCo for the years ended March 31, 2001 and 2000 and for the period from July 15, 1998 to March 31, 1999 and ALPS 94-1 for the period from July 1, 1998 to July 14, 1998 in conformity with generally accepted accounting principles in the United Kingdom.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations of AerCo for the years ended March 31, 2001 and 2000 and the period from July 15, 1998 to March 31, 1999 and of ALPS 94-1 for the period from July 1, 1998 to July 14, 1998 and the shareholders' deficit of AerCo as of March 31, 2001 and March 31, 2000 to the extent summarized in notes 24, 25 and 26 to the consolidated financial statements.

KPMG
Chartered Accountants
Dublin, Ireland
July 25, 2001, except note 30 which is as of September 26, 2001

                                     AERCO

                          CONSOLIDATED BALANCE SHEETS

                                                          NOTES    MARCH 31, 2001    MARCH 31, 2000
                                                          -----    --------------    --------------
                                                                     U.S.$'000         U.S.$'000
ASSETS
CURRENT ASSETS
Cash..................................................        1         39,661            26,413
Commercial paper......................................        1         65,000            39,998
Accounts receivable, net..............................        2          7,388             4,752
                                                                     ---------         ---------
TOTAL CURRENT ASSETS..................................                 112,049            71,163
INTANGIBLE ASSETS
Goodwill, net.........................................        3         55,889            43,100
FIXED ASSETS
Aircraft, net.........................................        5      1,478,945           829,194
                                                                     ---------         ---------
TOTAL ASSETS..........................................               1,646,883           943,457
                                                                     =========         =========
LIABILITIES & SHAREHOLDERS' DEFICIT
LIABILITIES
Accrued expenses and other liabilities................        7        171,388            89,902
Indebtedness..........................................        9      1,578,832           901,198
Security deposits.....................................       10         20,880            16,304
                                                                     ---------         ---------
TOTAL LIABILITIES.....................................               1,771,100         1,007,404
SHAREHOLDERS' DEFICIT
Share capital.........................................       11             --                --
Accumulated deficit...................................                (124,217)          (63,947)
                                                                     ---------         ---------
TOTAL SHAREHOLDERS' DEFICIT...........................                (124,217)          (63,947)
                                                                     ---------         ---------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT...........               1,646,883           943,457
                                                                     =========         =========

     The accompanying notes, including the statement of accounting policies, on pages F-10 to F-13 are an integral part of the consolidated financial statements.

                                     AERCO

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               AERCO                             ALPS 94-1
                                                         --------------------------------------------------   ---------------
                                                                                             PERIOD FROM        PERIOD FROM
                                                           YEAR ENDED       YEAR ENDED     JULY 15, 1998 TO   JULY 1, 1998 TO
                                                 NOTES   MARCH 31, 2001   MARCH 31, 2000    MARCH 31, 1999     JULY 14, 1998
                                                 -----   --------------   --------------   ----------------   ---------------
                                                           U.S.$'000        U.S.$'000         U.S.$'000          U.S.$'000
REVENUES
Aircraft leasing -- continuing operations......   12          102,840         109,146             82,826              3,635
             -- acquisitions...................                62,094              --                 --                 --
EXPENSES
Depreciation...................................    5          (69,063)        (46,998)           (33,821)            (1,519)
Provision for impairment in aircraft value.....   13           (3,794)        (13,079)                --                 --
Amortization of goodwill.......................    3           (2,912)         (2,356)            (1,669)                --
Net interest expense...........................   14         (137,942)        (78,818)           (54,108)            (2,757)
Other expenses.................................   15          (11,444)        (15,742)            (8,311)              (646)
                                                          -----------        --------        -----------        -----------
Total expenses.................................               (225,15)       (156,993)           (97,909)            (4,922)
                                                          -----------        --------        -----------        -----------
NET LOSS FROM OPERATIONS -- CONTINUING
                         OPERATIONS............               (32,639)        (47,847)           (15,083)            (1,287)
                      -- ACQUISITIONS..........               (27,582)             --                 --                 --
Profit/(loss) on sale of aircraft..............    5               --            (941)                10                 10
                                                          -----------        --------        -----------        -----------
NET LOSS BEFORE PROVISION FOR TAXES............   16          (60,221)        (48,788)           (15,073)            (1,277)
Provision for taxes............................   17              (49)            (51)               (35)                --
                                                          -----------        --------        -----------        -----------
NET LOSS FOR THE PERIOD........................               (60,270)        (48,839)           (15,108)            (1,277)
RETAINED LOSS BROUGHT FORWARD..................               (63,947)        (15,108)                --            (77,246)
                                                          -----------        --------        -----------        -----------
RETAINED LOSS CARRIED FORWARD..................              (124,217)        (63,947)           (15,108)           (78,523)
BASIC AND DILUTED LOSS PER ORDINARY SHARE......   18         (3,013.5)         (2,442)            (755.4)            (127.7)
                                                          -----------        --------        -----------        -----------
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
  OUTSTANDING..................................   18               20              20                 20                 10
                                                          ===========        ========        ===========        ===========

     All recognized gains and losses are included in the consolidated statements of operations above.

     There is no material difference between the net income for AerCo or ALPS 94-1 for any of the periods set out above, and the historical cost equivalent.

     The results for all periods up to and including the year ended March 31, 2000 are derived from continuing operations. The results for the year ended March 31, 2001 are derived from continuing operations and the acquisition of an additional 30 aircraft on July 17, 2000. The revenues and expenses attributable to this acquired business for the period from July 17, 2000 to March 31, 2001 are disclosed in note 4(b) to the consolidated financial statements.

     The accompanying notes, including the statement of accounting policies on pages F-10 to F-13, are an integral part of the consolidated financial statements.

                                     AERCO

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           AERCO                             ALPS 94-1
                                                     --------------------------------------------------   ----------------
                                                                                         PERIOD FROM        PERIOD FROM
                                                       YEAR ENDED       YEAR ENDED     JULY 15, 1998 TO   JULY 1, 1998 TO
                                                     MARCH 31, 2001   MARCH 31, 2000    MARCH 31, 1999     JULY 14, 1998
                                                     --------------   --------------   ----------------   ----------------
                                                       U.S.$'000        U.S.$'000         U.S.$'000          U.S.$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period............................      (60,270)        (48,839)            (15,108)          (1,277)
ADJUSTMENTS TO RECONCILE NET LOSS FROM OPERATIONS
  TO CASH PROVIDED/(UTILIZED) BY OPERATING
  ACTIVITIES
Depreciation.......................................       69,063          46,998              33,821            1,519
Amortization of goodwill...........................        2,912           2,356               1,669               --
Amortization of debt issue costs...................        2,414             898                 673               --
Provision for impairment in aircraft value.........        3,794          13,079                  --               --
Changes in operating assets and liabilities
  Accounts receivable..............................       (2,276)           (748)             (1,077)            (252)
  Accrued expenses and other liabilities...........       39,111          27,888              14,080           (3,005)
Net maintenance receipts/(expenditure).............        6,014          (7,481)             (4,675)          (1,062)
Net security deposits (repaid)/received............       (2,499)          1,521              (1,422)              --
                                                       ---------         -------          ----------          -------
NET CASH PROVIDED/(UTILIZED) BY OPERATING
  ACTIVITIES.......................................       58,263          35,672              27,961           (4,077)
                                                       ---------         -------          ----------          -------
CAPITAL EXPENDITURE
Purchase of aircraft...............................           --            (622)                 --               --
Sale of aircraft...................................        1,444          14,663              14,500           65,677
                                                       ---------         -------          ----------          -------
                                                           1,444          14,041              14,500           65,677
ACQUISITIONS
Purchase of subsidiary undertakings................     (706,349)             --          (1,071,565)              --
Cash acquired with subsidiaries....................           11              --             146,175               --
                                                       ---------         -------          ----------          -------
                                                        (706,338)             --            (925,390)              --
MANAGEMENT OF LIQUID RESOURCES
Net (purchase)/sale of commercial paper............      (25,002)             (1)            (39,997)          36,686
                                                       ---------         -------          ----------          -------
FINANCING ACTIVITIES
Debt issued........................................    1,169,052              --             986,609               --
Indebtedness repaid................................     (484,171)        (48,917)            (38,065)          (3,719)
                                                       ---------         -------          ----------          -------
NET CASH INFLOW/(OUTFLOW) FROM FINANCING
  ACTIVITIES.......................................      684,881         (48,917)            948,544           (3,719)
                                                       ---------         -------          ----------          -------
NET INCREASE IN CASH...............................       13,248             795              25,618           94,567
CASH AT BEGINNING OF PERIOD........................       26,413          25,618                  --           51,608
                                                       ---------         -------          ----------          -------
CASH AT END OF PERIOD..............................       39,661          26,413              25,618          146,175
                                                       =========         =======          ==========          =======

     Disclosure of cash flow information is set out in Note 21.

     The accompanying notes, including the statement of accounting policies on pages F-10 to F-13, are an integral part of the consolidated financial statements.

                                     AERCO

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

                                                                                              TOTAL
                                                   NUMBER                     RETAINED    SHAREHOLDERS'
                                                  OF SHARES   SHARE CAPITAL     LOSS         DEFICIT
                                                  ---------   -------------   ---------   -------------
                                                                U.S.$'000     U.S.$'000     U.S.$'000
ALPS 94-1:
Balance at June 30, 1998.......................       10              --       (77,246)      (77,246)
Net loss for the period........................       --              --        (1,277)       (1,277)
                                                     ---         -------      --------      --------
BALANCE AT JULY 14, 1998.......................       10              --       (78,523)      (78,523)
                                                     ===         =======      ========      ========
-------------------------------------------------------------------------------------------------------
AERCO:
Balance at July 15, 1998.......................       20                            --            --
Net loss for the period........................       --              --       (15,108)      (15,108)
                                                     ---         -------      --------      --------
Balance at March 31, 1999......................       20              --       (15,108)      (15,108)
Net loss for the year..........................       --              --       (48,839)      (48,839)
                                                     ---         -------      --------      --------
Balance at March 31, 2000......................       20              --       (63,947)      (63,947)
Net loss for the year..........................       --              --       (60,270)      (60,270)
                                                     ---         -------      --------      --------
BALANCE AT MARCH 31, 2001......................       20              --      (124,217)     (124,217)
                                                     ===         =======      ========      ========

     The accompanying notes, including the statement of accounting policies on pages F-10 to F-13, are an integral part of the consolidated financial statements.

                                     AERCO

                        STATEMENT OF ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     AerCo Limited was incorporated in Jersey, Channel Islands on June 4, 1998 for the purpose of refinancing ALPS 94-1 and the acquisition of 10 aircraft from debis AirFinance. AerCo did not conduct any business prior to July 15, 1998.

     This transaction, which occurred on July 15, 1998, involved the purchase by AerCo Limited of 100% of the capital stock of ALPS 94-1 Limited and thereby a portfolio of 25 aircraft and related leases and the purchase of 10 aircraft and related leases from debis AirFinance. The acquisition of the 10 aircraft from debis AirFinance was achieved through the purchase of the capital stock in a number of aircraft owning subsidiaries of debis AirFinance. AerCo Limited financed the acquisition of the capital stock of ALPS 94-1 Limited and the 10 aircraft from debis AirFinance through the issue of five classes of notes. All of the three most senior classes of notes (the "A to C notes") were sold in a U.S.$800 million underwritten global public offering. debis AirFinance subscribed for all of the fourth and fifth classes of notes (the "D and E notes").

     On the refinancing, AerCo Limited advanced ALPS 94-1 Limited a portion of net cash proceeds from the offering which enabled ALPS 94-1 Limited to immediately redeem or repay its existing financial indebtedness.

     On July 17, 2000, AerCo issued a further $960 million of notes in four subclasses, subclass A-3, subclass A-4, subclass B-2 and subclass C-2 (the "2000 notes"). The Company also issued two additional subclasses of notes, the D-2 notes and E-2 notes which were purchased by debis AirFinance. The Company used the proceeds from the issuance of the 2000 notes, the subclass D-2 notes and subclass E-2 notes (i) to refinance the subclass A-1 notes, (ii) to refinance the subclass D-1 notes and (iii) to acquire 30 additional aircraft (the "additional aircraft") with an appraised fair market value of $724.1 million, and associated leases through the acquisition of certain aircraft owning subsidiaries, and one associated conduit leasing company, of debis AirFinance. Certain of the additional aircraft were delivered to AerCo on July 17, 2000. As of March 31, 2001, all of the additional aircraft had been delivered to AerCo.

     Comparative financial information for ALPS 94-1 is presented in these financial statements as ALPS 94-1 is considered to be the predecessor business of AerCo.

     The activities of AerCo and ALPS 94-1 include the sale, procurement and leasing of aircraft together with associated support services.

BASIS OF PREPARATION

     The accounting policies followed in the preparation of the accompanying consolidated financial statements conform with generally accepted accounting principles in the United Kingdom and comply with Financial Reporting Standards of the Accounting Standards Board in the United Kingdom as promulgated by The Institute of Chartered Accountants in England and Wales. Generally accepted accounting principles in the United Kingdom differ in certain significant respects from generally accepted accounting principles in the United States. A summary of these differences are set out in notes 24, 25 and 26.

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

REVENUE RECOGNITION

     Revenue from aircraft on operating leases is recognized as income on a straight line basis over the period of the leases. Where rentals are adjusted to reflect increases or decreases in prevailing interest rates such adjustments are accounted for as they arise. This includes rental income earned on aircraft for the period prior to delivery (see "-- Aircraft"). Lease rentals received in advance are deferred and recognized over the period to which they relate.

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

                                     AERCO

TAXATION

     AerCo Limited has been granted exempt company status by the Jersey taxation authorities. It pays an exempt company fee of STG L600 per annum. AerCo Limited and its Irish subsidiaries are subject to Irish corporation tax on qualifying trading operations at a rate of 10% until December 31, 2005. Thereafter the corporate tax rate is due to revert to 12.5%. Taxation is provided on the profits of the foreign subsidiaries at the current rates. ALPS 94-1 Limited has been granted exempt company status by the Jersey taxation authorities. It pays an exempt company fee of STG L600 per annum. Taxation is provided on the profits of its subsidiaries at the current rates.

AIRCRAFT

     In the period ended June 30, 1995 ALPS 94-1 agreed to purchase 27 aircraft on operating leases from debis AirFinance.

     On July 15, 1998 AerCo completed a transaction resulting in a refinancing and restructuring of ALPS 94-1 and the acquisition of an additional 10 aircraft from debis AirFinance. The refinancing involved the purchase of aircraft at an aggregate appraised fair market value of U.S.$951.97 million.

     On July 17, 2000 AerCo completed a refinancing of its subclass A-1 and D-1 notes and the acquisition of an additional 30 aircraft from debis AirFinance at an aggregate appraised fair market value of U.S.$724.1 million.

     Aircraft are stated at cost less accumulated depreciation and are depreciated at rates calculated to write off the cost of the assets to their estimated residual value on a straight line basis, over their estimated useful economic lives. The current estimates of residual values and useful economic lives are generally 15% of cost, and 25 years from date of manufacture, respectively.

     Additional charges are made to reduce the book value of specific assets to the recoverable amount where an impairment in value is considered to have occurred in accordance with Financial Reporting Standard No. 11 "Impairment of Tangible Fixed Assets and Goodwill." An impairment review is carried out when there has been an indication of impairment, usually on the basis of independent market appraisals and indications of market demand. An impairment is measured by comparing the carrying value of the aircraft and engines with the recoverable amount. Recoverable amount is the higher of the net realizable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted at a market rate of return.

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

INDEBTEDNESS

     Repayment of the principal amount of the class E notes in AerCo and accrued interest thereon is dependent upon funds being available to meet such liabilities as they fall due. Repayment of the principal amount of the class E note in ALPS 94-1 and accrued interest thereon was dependent upon funds being available to meet such liabilities as they fell due. Under the terms of the ALPS 94-1 class E note, the recognition by the directors of a permanent diminution in the value of aircraft resulted in certain circumstances in a legal reduction in the principal balance on the class E note.

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

                                     AERCO

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1   CASH AND COMMERCIAL PAPER

                                                                  MARCH 31, 2001    MARCH 31, 2000
                                                                  --------------    --------------
                                                                  U.S.$'000         U.S.$'000
    Cash......................................................        39,661            26,413
    Commercial paper..........................................        65,000            39,998
                                                                     -------           -------
                                                                     104,661            66,411
                                                                     =======           =======

     Substantially all of the cash and commercial paper balances of AerCo at March 31, 2001 and March 31, 2000 are held for specific purposes under the terms of the AerCo Trust Indenture.

2   ACCOUNTS RECEIVABLE, NET

                                                                  MARCH 31, 2001    MARCH 31, 2000
                                                                  --------------    --------------
                                                                  U.S.$'000         U.S.$'000
    Trade receivables, net....................................         7,053             4,508
    Non-trade receivables.....................................           335               244
                                                                     -------           -------
                                                                       7,388             4,752
                                                                     =======           =======

     Trade receivables comprise amounts in respect of rent and maintenance payments due from lessees and are stated net of provisions for doubtful debt.

     As at March 31, 2001 four lessees accounted for 40%, 20%, 16% and 15% respectively of trade receivables of AerCo. Trade receivables at March 31, 2001 are shown net of a bad debt provision of U.S.$0.2m.

     As at March 31, 2000 three lessees accounted for 36%, 32% and 20% respectively of trade receivables of AerCo. Trade receivables at March 31, 2000 are shown net of a bad debt provision of U.S.$3.5m.

     Activity in the allowance for doubtful accounts was as follows:

                                                   MARCH 31, 2001    MARCH 31, 2000    MARCH 31, 1999
                                                   --------------    --------------    --------------
                                                   U.S.$'000         U.S.$'000         U.S.$'000
    Balance, beginning of period...............         3,512             1,366               819
    Provision for doubtful account.............         2,237             2,146               547
    Bad debts written off......................        (5,585)               --                --
                                                       ------            ------            ------
    Balance, end of period.....................           164             3,512             1,366
                                                       ======            ======            ======

                                     AERCO

3   GOODWILL, NET

                                                   MARCH 31, 2001    MARCH 31, 2000    MARCH 31, 1999
                                                   --------------    --------------    --------------
                                                   U.S.$'000         U.S.$'000         U.S.$'000
    COST
    At beginning of period.....................        47,125            47,125                --
    Addition in period.........................        15,701                --            47,125
                                                       ------            ------            ------
    End of period..............................        62,826            47,125            47,125
                                                       ======            ======            ======
    AMORTIZATION
    Beginning of period........................        (4,025)           (1,669)               --
    Amortization in period.....................        (2,912)           (2,356)           (1,669)
                                                       ------            ------            ------
    End of period..............................        (6,937)           (4,025)           (1,669)
                                                       ======            ======            ======
    NET BOOK VALUE
    Beginning of period........................        43,100            45,456                --
                                                       ------            ------            ------
    End of period..............................        55,889            43,100            45,456
                                                       ======            ======            ======

     Goodwill of U.S.$47.125 million represents the difference between the fair value of the net assets acquired and the consideration paid by AerCo Limited in respect of its acquisition of ALPS 94-1 and the AerFi transferred aircraft in July 1998. Goodwill of U.S.$15.701 million represents the difference between the fair value of the net assets acquired and the consideration paid by AerCo Limited in respect of its acquisition of the New AerFi transferred aircraft in July 2000. Goodwill is amortized over a 20 year period which is the period over which the directors of AerCo Limited estimate that the value of the underlying businesses acquired is expected to exceed the values of its identifiable net assets. Further information in relation to the calculation of goodwill is set out in note 4.

4   ACQUISITIONS

     (A)  ACQUISITION OF ALPS 94-1 AND THE AERFI TRANSFERRED AIRCRAFT -- JULY
1998

     On July 15, 1998 AerCo Limited acquired 100% of the capital stock of ALPS 94-1 Limited and thereby a portfolio of 25 aircraft and the related leases and purchased 10 aircraft and related leases from debis AirFinance. The acquisition of the 10 aircraft from debis AirFinance was achieved through the purchase of the capital stock in a number of aircraft owning subsidiaries of debis AirFinance. AerCo Limited financed the acquisition of the capital stock of ALPS 94-1 Limited and the 10 aircraft from debis AirFinance through the issue of five classes of notes and also used the proceeds from the issue of these notes to repay the third party indebtedness of ALPS 94-1 and the intercompany indebtedness to debis AirFinance of the aircraft owning companies in respect of the 10 aircraft acquired from debis AirFinance.

                                     AERCO

4   ACQUISITIONS (CONTINUED)

     (A) ACQUISITION OF ALPS 94-1 AND THE AERFI TRANSFERRED AIRCRAFT -- JULY 1998 (CONTINUED)

     The fair value of the net assets acquired and the consideration given on the acquisition of ALPS 94-1 and the AerFi transferred aircraft is summarized as follows:

                                                                     FAIR VALUE ADJUSTMENTS
                                                AERFI TRANSFERRED   -------------------------
                                   ALPS 94-1        AIRCRAFT         VALUATION       OTHER       FAIR VALUE OF
                                   BOOK VALUE      BOOK VALUE       ADJUSTMENTS   ADJUSTMENTS   ASSETS ACQUIRED
                                   ----------   -----------------   -----------   -----------   ---------------
                                   U.S.$'000     U.S.$'000          U.S.$'000     U.S.$'000      U.S.$'000
Current assets...................    148,899             609               --          (406)        149,102
Fixed assets -- aircraft.........    732,905         178,756           40,312            --         951,973
Accrued liabilities & other
  liabilities....................    (72,057)         (5,799)              --       (11,603)        (89,459)
Security deposits................    (13,255)         (2,950)              --            --         (16,205)
Indebtedness (A to D notes)......   (680,701)             --               --            --        (680,701)
Indebtedness to debis
  AirFinance.....................   (194,314)        (48,435)              --      (118,776)       (361,525)
Deferred income tax..............         --          (5,148)           5,148            --              --
                                   ---------         -------          -------      --------        --------
NET ASSETS ACQUIRED..............    (78,523)        117,033           45,460      (130,785)        (46,815)
                                   =========         =======          =======      ========        ========
Consideration paid...........................................................................          (310)
                                                                                                   --------
GOODWILL ON ACQUISITION......................................................................       (47,125)
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

     The other adjustments in respect of current assets and accrued liabilities and other expenses relate to current assets of the AerFi transferred aircraft not acquired by AerCo Limited and the liability in respect of the make whole premium payable by ALPS 94-1 on the refinancing of its A to D note indebtedness.

     The adjustment to indebtedness is comprised of (i) an amount of $37 million in respect of indebtedness in the acquired entities which was forgiven as part of the transaction whereby AerCo Limited acquired ALPS 94-1 and the AerFi transferred aircraft and (ii) additional indebtedness to debis AirFinance of U.S.$156 million representing the difference between the historic third party indebtedness of debis AirFinance in respect of the AerFi transferred aircraft and the intercompany indebtedness to debis AirFinance which arose on the acquisition of the aircraft owning companies which held these aircraft at the date they were acquired by AerCo Limited.

                                     AERCO

4   ACQUISITIONS (CONTINUED)

     (A) ACQUISITION OF ALPS 94-1 AND THE AERFI TRANSFERRED AIRCRAFT -- JULY 1998 (CONTINUED)

     The historical financial information for ALPS 94-1 is shown in the consolidated statements of operations as comparatives. The summarized statement of operations information for the AerFi transferred aircraft for the 14 day period immediately prior to the acquisition by AerCo Limited is set out below:

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO
                                                                 JULY 14, 1998
                                                                ---------------
                                                                   U.S.$'000
REVENUES
Aircraft leasing............................................           983
EXPENSES
Depreciation................................................          (464)
Net interest expense........................................        (1,392)
Other expenses..............................................           355
                                                                    ------
                                                                    (1,501)
                                                                    ------
Net loss from operations before taxes.......................          (518)
Benefit for taxes...........................................             5
                                                                    ------
Net loss for the period.....................................          (513)
                                                                    ======

     (B) ACQUISITION OF NEW AERFI TRANSFERRED AIRCRAFT -- JULY 2000

     On July 17, 2000 AerCo Limited acquired 30 additional aircraft and related leases from debis AirFinance. The acquisition of the 30 aircraft from debis AirFinance was achieved through the purchase of the capital stock of 18 100% owned subsidiaries of debis AirFinance. AerCo Limited financed the acquisition of the 30 aircraft from debis AirFinance through the issue of $960 million of notes in four subclasses, subclass A-3, subclass A-4, subclass B-2 and subclass C-2 and two additional subclasses of notes, the D-2 notes and E-2 notes, which were purchased by debis AirFinance.

                                     AERCO

4   ACQUISITIONS (CONTINUED)

     (B)  ACQUISITION OF NEW AERFI TRANSFERRED AIRCRAFT -- JULY 2000 (CONTINUED)

     The fair value of the net assets acquired and the consideration given on the acquisition of the New AerFi transferred aircraft is summarized as follows:

                                            NEW AERFI       FAIR VALUE ADJUSTMENTS
                                           TRANSFERRED    --------------------------
                                            AIRCRAFT       VALUATION        OTHER        FAIR VALUE OF
                                           BOOK VALUE     ADJUSTMENTS    ADJUSTMENTS    ASSETS ACQUIRED
                                           -----------    -----------    -----------    ---------------
                                            U.S.$'000      U.S.$'000      U.S.$'000        U.S.$'000
Cash, restricted.......................       14,824            --         (14,813)              11
Accounts receivable, net...............        1,475            --          (1,115)             360
Fixed assets -- aircraft...............      690,272        33,780              --          724,052
Goodwill...............................        5,922            --          (5,922)              --
Accrued liabilities & other
  liabilities..........................      (28,756)           --           2,056          (26,700)
Security deposits......................       (7,075)           --              --           (7,075)
Indebtedness...........................     (470,562)           --        (137,622)        (608,184)
Deferred income tax....................         (970)          970              --               --
                                            --------        ------        --------         --------
Net assets acquired....................      205,130        34,750        (157,416)          82,464
                                            ========        ======        ========         ========
Consideration paid.....................                                                     (98,165)
                                                                                           --------
Goodwill on acquisition................                                                     (15,701)
                                                                                           ========

     The fair value adjustments in respect of the aircraft arise as a result of a valuation of these assets to reflect the directors' estimate of their current market value at the date of acquisition. This valuation of the New AerFi transferred aircraft exceeded their existing book value by U.S.$33.8 million. The fair value adjustment in respect of deferred taxation arises as a result of the change in the tax basis of the New AerFi transferred aircraft on their acquisition by AerCo Limited.

     The fair value adjustment to Indebtedness represents the difference between the historic third party indebtedness of debis AirFinance in respect of the New AerFi transferred aircraft and the intercompany indebtedness to debis AirFinance which arose on the acquisition of the aircraft owning companies which held these aircraft at the date they were acquired by AerCo Limited.

     The other adjustments in respect of cash, current assets and accrued liabilities relate to the cash balances, current assets and liabilities of the New AerFi transferred aircraft not acquired by AerCo Limited.

                                     AERCO

4   ACQUISITIONS (CONTINUED)

     (B)  ACQUISITION OF NEW AERFI TRANSFERRED AIRCRAFT -- JULY 2000 (CONTINUED)

     The revenues and expenses attributable to this acquired business for the period from July 17, 2000 to March 31, 2001 were as follows:

                                                                   PERIOD FROM
                                                                JULY 17, 2000 TO
                                                                 MARCH 31, 2001
                                                                -----------------
                                                                    U.S.$000
REVENUES
  Aircraft leasing..........................................          62,094
EXPENSES
  Depreciation..............................................         (24,980)
  Impairment provision......................................          (3,794)
  Net interest expense......................................         (55,129)
  Other expenses............................................          (5,773)
                                                                     -------
Total expenses..............................................         (89,676)
                                                                     -------
NET LOSS FROM OPERATIONS....................................         (27,582)
                                                                     =======

     Aircraft leasing revenues, depreciation and impairment provision charges represent the actual income and related charges for these aircraft in the period. The net interest expense is an allocation of the cost of the net debt raised to fund the acquisition transaction completed in July 2000 of U.S.$706.3 million. Other expenses have been allocated based on AerCo's estimate of the percentage of such costs incurred in managing the additional fleet of aircraft for the period. Management believes that the basis for these allocations is reasonable.

     Unaudited proforma results of operations for the years ended March 31, 2001 and 2000 as if AerCo and the New AerFi transferred aircraft had been combined from April 1, 1999 are as follows:

                                                                  YEAR ENDED        YEAR ENDED
                                                                MARCH 31, 2001    MARCH 31, 2000
                                                                --------------    --------------
                                                                    U.S.$M            U.S.$M
Revenues -- Aircraft leasing................................         191                188
Net loss....................................................         (60)               (78)
Basic and diluted loss per ordinary share...................          (3)              (3.9)

     The proforma results of operations reflect the acquisition of one of the New AerFi transferred aircraft during the year ended March 31, 2001 and of eight of the New AerFi transferred aircraft during the year ended March 31, 2000 and therefore only include the results of operations of such aircraft from their date of acquisition.

     The proforma results of operations reflect the net interest expense which would have been incurred had the acquisition occurred on April 1, 1999.

     The proforma results of operations are not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of April 1, 1999, nor are they necessarily indicative of future operating results.

                                     AERCO

5   AIRCRAFT, NET

                                                              AERCO                           ALPS 94-1
                                         MARCH 31, 2001   MARCH 31, 2000   MARCH 31, 1999   JULY 14, 1998
                                         --------------   --------------   --------------   -------------
                                           U.S.$'000        U.S.$'000        U.S.$'000        U.S.$'000
COST
Beginning of period....................      922,045         937,766               --          949,288
Additions..............................      724,052             622          951,973               --
Disposals..............................       (1,444)        (16,343)         (14,207)         (76,897)
                                           ---------         -------          -------         --------
End of period..........................    1,644,653         922,045          937,766          872,391
                                           =========         =======          =======         ========
DEPRECIATION
Beginning of period....................      (79,772)        (33,513)              --         (140,478)
Charge for the period..................      (69,063)        (46,998)         (33,821)          (1,519)
Disposal...............................           --             739              308           11,231
                                           ---------         -------          -------         --------
End of period..........................     (148,835)        (79,772)         (33,513)        (130,766)
                                           =========         =======          =======         ========
IMPAIRMENT PROVISIONS
Beginning of period....................      (13,079)             --               --           (8,720)
Charge for the period..................       (3,794)        (13,079)              --               --
Disposal...............................           --              --               --               --
                                           ---------         -------          -------         --------
End of period..........................      (16,873)        (13,079)              --           (8,720)
                                           =========         =======          =======         ========
NET BOOK VALUE
Beginning of period....................      829,194         904,253               --          800,090
                                           =========         =======          =======         ========
End of period..........................     1478,945         829,194          904,253          732,905
                                           =========         =======          =======         ========

     Cost for AerCo represents the fair value of aircraft acquired by AerCo as part of the AerCo transactions on July 17, 2000 and July 15, 1998 which was based on the independent appraised values of the portfolios. Cost for ALPS 94-1 represents the purchase price of aircraft acquired by ALPS 94-1 which was based on the independent appraised values of the portfolio of aircraft at August 24, 1994.

     In the year ended March 30, 2001, the directors of AerCo made a provision of U.S.$3.794 million to reflect an impairment in the value of one B757-200 aircraft in its fleet. The directors arrived at such determination having consideration for a contract for the disposal of this aircraft entered into prior to March 31, 2001, which was completed shortly after the year end.

     In the year ended March 31, 2000, the directors of AerCo made a provision of U.S.$13.1 million to reflect an impairment in the value of one B747 aircraft in its fleet. The directors arrived at such determination based on the financial condition of the aircraft's lessee, the physical condition of the aircraft and the unfavorable market conditions for this aircraft type.

     During the year ended March 31, 2000, AerCo disposed of one aircraft to a third party to whom the aircraft had been on lease giving rise to a loss on disposal of U.S.$0.94 million.

     During the period from July 1, 1998 to July 14, 1998 ALPS 94-1 Limited disposed of one aircraft to debis AirFinance. This disposal resulted in a profit of U.S.$10,000 in the period.

                                     AERCO

6   OPERATING LEASES

     61 of 63 aircraft owned by AerCo are leased on operating leases to 34 lessees as at March 31, 2001. Rentals on certain of the leases are variable in accordance with prevailing interest rates. Two aircraft were off-lease at March 31, 2001.

     The following is a schedule of contracted future rentals receivable, by year, on operating leases as of March 31, 2001. The interest rates prevailing at March 31, 2001 have been applied in determining rentals which are variable in accordance with prevailing interest rates.

YEAR ENDING MARCH 31,                                           U.S.$'000
---------------------                                           ---------
2002........................................................     167,813
2003........................................................     143,146
2004........................................................     107,201
2005........................................................      61,270
2006........................................................      25,512
Thereafter..................................................      20,850
                                                                 -------
                                                                 525,792
                                                                 =======

     There are no contingent rentals.

     The leases have charges attached to them such that they represent security for the notes issued.

7   ACCRUED EXPENSES AND OTHER LIABILITIES

                                                               MARCH 31, 2001   MARCH 31, 2000
                                                               --------------   --------------
                                                                 U.S.$'000      U.S.$'000
ACCRUED EXPENSES AND OTHER LIABILITIES COMPRISE:
Aircraft maintenance reserves...............................       59,140           32,216
Deferred income.............................................        7,195            3,014
Interest on A to D notes....................................        7,396            2,270
Interest on E notes.........................................       86,332           38,000
Taxation....................................................           47               46
Other accruals..............................................       11,278           14,356
                                                                  -------          -------
                                                                  171,388           89,902
                                                                  =======          =======

     All accrued expenses and other liabilities fall due within one year with the exception of the entire amount of the accrued interest on the E notes and aircraft maintenance reserves which are split as follows:

                                                               MARCH 31, 2001   MARCH 31, 2000
                                                               --------------   --------------
                                                                 U.S.$'000      U.S.$'000
AIRCRAFT MAINTENANCE RESERVES:
Due within one year.........................................       10,716            6,342
Due after one year..........................................       48,424           25,874
                                                                  -------          -------
                                                                   59,140           32,216
                                                                  =======          =======

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     AerCo's financial instruments comprise its A through E note indebtedness, cash and liquid resources and interest rate swaps. These financial instruments are denominated in U.S. dollars and are used in connection with

                                     AERCO

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

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

     AerCo seeks to manage its liquidity risk through maintaining a liquidity reserve amount of U.S.$65 million (U.S.$40 million at March 31, 2000) and through the application of available collections from lessees to meet its debt and other obligations in accordance with a predetermined priority of payments as set out in the Trust Indenture.

     (I) INTEREST RATE PROFILE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

     The following tables depict the interest rate profile of AerCo's financial assets and financial liabilities at March 31, 2001 after taking into account the derivatives used by AerCo. In accordance with FRS 13 "Derivatives and Other Financial Instruments." The tables do not include interests in associate undertakings and short term debtors and creditors.

     Financial Assets

     After taking account of the interest rate swaps entered into by AerCo, the interest rate profile of AerCo's assets at March 31, 2001 was:

                                                                          FLOATING RATE    FIXED RATE
                                                              TOTAL          ASSETS          ASSETS
                                                            ----------    -------------    ----------
                                                            U.S.$'000     U.S.$'000        U.S.$'000
Financial Assets
Cash....................................................      39,661          39,661             --
Commercial Paper........................................      65,000          65,000             --
                                                             -------         -------        -------
                                                             104,661         104,661             --
                                                             =======         =======        =======

     The cash bears interest at rates based on daily U.S.$ LIBOR. The commercial paper bears interest based on rates available for A1+/P1 U.S. commercial paper.

                                     AERCO

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)


     (I) INTEREST RATE PROFILE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

     Financial Liabilities

     The interest rate profile of AerCo's financial liabilities at March 31, 2001 was:

                                                                         FLOATING RATE    FIXED RATE
                                                                           FINANCIAL       FINANCIAL
                                                             TOTAL        LIABILITIES     LIABILITIES
                                                           ----------    -------------    -----------
                                                           U.S.$'000      U.S.$'000       U.S.$'000
    Financial Liabilities
    Indebtedness
      A-2 notes........................................      184,347         184,347             --
      A-3 notes........................................      565,000         565,000             --
      A-4 notes........................................      206,595         206,595             --
      B-1 notes........................................       72,250          72,250             --
      B-2 notes........................................       77,254          77,254             --
      C-1 notes........................................       83,594          83,594             --
      C-2 notes........................................       79,807          79,807             --
      D-2 notes........................................      100,000              --        100,000
      E-1 notes........................................      111,973              --        111,973
      E-2 notes........................................      109,052              --        109,052
    Aircraft maintenance reserves due after one year...        7,436           7,436             --
    Security deposits due after one year...............        6,304           6,304             --
                                                           ---------       ---------        -------
    TOTAL..............................................    1,603,612       1,282,587        321,025
                                                           =========       =========        =======

     A-2, A-3, A-4, B-1, B-2, C-1 and C-2 note indebtedness bear interest at rates based on one month U.S.$ LIBOR plus a specified margin of 0.32%, 0.46%, 0.52%, 0.60%, 1.05%, 1.35% and 2.05% respectively.

     Aircraft maintenance reserves and security deposits bear interest at six month U.S.$ LIBOR rates.

     The interest rate on the D-2, E-1 and E-2 notes is 8.5%, 20% and 20% respectively. The weighted average period for which the D-2, E-1 and E-2 notes are fixed is 11.1 years, 22 years and 24 years respectively.

     (II) MATURITY OF FINANCIAL LIABILITIES

     Information relating to the maturity profile of indebtedness is set out in
Note 9. The estimated maturity profile of aircraft maintenance reserves and security deposits which are classified as financial liabilities is as follows:

DUE:                                                          U.S.$'000
----                                                          ---------
In more than one year but not more than two years...........     4,217
In more than two years but not more than five years.........     5,239
In more than five years.....................................     4,284
                                                               -------
                                                                13,740
                                                               =======

     (III) BORROWING FACILITIES

     AerCo had no undrawn committed borrowing facilities at March 31, 2001.

                                     AERCO

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

     (IV) FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

     The book values and fair values of AerCo's financial assets and liabilities as at March 31, 2001 and March 31, 2000 by category are set out below:

PRIMARY FINANCIAL INSTRUMENTS HELD OR    BOOK VALUE       FAIR VALUE       BOOK VALUE       FAIR VALUE
ISSUED TO FINANCE AERCO'S OPERATIONS   MARCH 31, 2001   MARCH 31, 2001   MARCH 31, 2000   MARCH 31, 2000
-------------------------------------  --------------   --------------   --------------   --------------
                                         U.S.$'000        U.S.$'000        U.S.$'000        U.S.$'000
Financial Assets
Cash...............................         39,661           39,661          26,413           26,413
Commercial paper...................         65,000           65,000          39,998           39,998
                                         ---------        ---------         -------          -------
Total..............................        104,661          104,661          66,411           66,411
                                         =========        =========         =======          =======
Financial Liabilities
Indebtedness
A-1 notes..........................             --               --         340,000          339,841
A-2 notes..........................        184,347          183,886         212,281          210,996
A-3 notes..........................        565,000          565,265              --               --
A-4 notes..........................        206,595          206,756              --               --
B-1 notes..........................         72,250           70,647          76,293           74,591
B-2 notes..........................         77,254           77,170              --               --
C-1 notes..........................         83,594           80,159          84,444           80,337
C-2 notes..........................         79,807           79,807              --               --
D-1 notes..........................             --               --          80,000           67,200
D-2 notes..........................        100,000           70,000              --               --
E-1 notes..........................        111,973           22,395         111,973           22,395
E-2 notes..........................        109,052           21,810              --               --
Aircraft maintenance reserves due
  after one year...................          7,436            7,436           5,844            5,844
Security deposits due after one
  year.............................          6,304            6,304              --               --
                                         ---------        ---------         -------          -------
Total..............................      1,603,612        1,391,635         910,835          801,204
                                         =========        =========         =======          =======
Derivative financial instruments:
Interest rate swaps (notional
  principal March 31, 2001 U.S.$1,078
  million; March 31, 2000 U.S.$565
  million).........................             --          (41,836)             --           11,673
                                         =========        =========         =======          =======

     The fair values of notes outstanding have been determined by reference to prices available from the markets in which these notes are traded. The fair value of aircraft maintenance reserves and security deposits which are subject to floating rates is their par value. All the other fair values shown have been calculated by discounting future estimated cash flows at prevailing interest rates.

     In accordance with the objectives of AerCo's hedging policies the fair value loss arising in respect of AerCo's interest rate swaps at March 31, 2001 is offset to a significant extent by fair value gains inherent in the contracted fixed rate leases entered into by AerCo.

                                     AERCO

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)

     (V) GAINS AND LOSSES ON HEDGES

     AerCo enters into interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognized in the financial statements. An analysis of these unrecognized gains and losses is as follows:

                                                                                           TOTAL NET
                                                                 GAINS         LOSSES        GAINS
                                                               ----------    ----------    ----------
                                                               U.S.$'000     U.S.$'000     U.S.$'000
Unrecognized gains and (losses) on hedges at March 31,
  2000.....................................................      11,703           (30)       11,673
Gains at the start of the year in a loss position at the
  end of year..............................................     (10,411)       10,411            --
                                                                -------       -------       -------
Unrecognized gains at March 31, 2000.......................       1,292        10,381        11,673
Losses arising in previous periods that were recognized in
  the year to March 31, 2001...............................        (200)       (2,246)       (2,446)
                                                                -------       -------       -------
Gains arising before March 31, 2000 that were not
  recognized in the year ended March 31, 2001..............       1,092         8,135         9,227
Gains on swaps entered into after March 31, 2000 recognized
  in the year ended March 31, 2001.........................          --         2,267         2,267
Losses arising in the current year that were not recognized
  in the year ended March 31, 2001.........................        (913)      (52,417)      (53,330)
                                                                -------       -------       -------
Unrecognized gains and (losses) on hedges at March 31,
  2001.....................................................         179       (42,015)      (41,836)
                                                                =======       =======       =======
of which:
Gains expected to be recognized in 2002....................         179        (8,554)       (8,375)
Gains and (losses) expected to be recognized in 2003 or
  later....................................................          --       (33,461)      (33,461)

9   INDEBTEDNESS

     (A) PRINCIPAL

     The purchase during the year by AerCo Limited of the capital stock of 18 100% owned subsidiaries of debis AirFinance and thereby a portfolio of 30 aircraft and related leases and the refinancing of the existing subclass A-1 and D-1 notes was funded by the issue of new subclass A-3, A-4, B-2, C-2, D-2 and E-2 notes by AerCo Limited.

     The notes issued by AerCo Limited in July 1998 and July 2000 constitute direct obligations of AerCo Limited. None of the Security Trustee (as defined below) or the noteholders have any security interest, mortgage, charge or similar interest in any of the aircraft.

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

                                     AERCO

9   INDEBTEDNESS (CONTINUED)

     (A) PRINCIPAL (CONTINUED)


                                              AERCO                          AERCO
                                          MARCH 31, 2001    AT ISSUE     MARCH 31, 2000           AT ISSUE
                                          --------------    ---------    --------------           ---------
                                            U.S.$'000       U.S.$'000      U.S.$'000              U.S.$'000
    Subclass A-1 notes................             --              --        340,000                340,000
    Subclass A-2 notes................        184,347         290,000        212,281                290,000
    Subclass B-1 notes................         72,250          85,000         76,293                 85,000
    Subclass C-1 notes................         83,594          85,000         84,444                 85,000
    Subclass D-1 notes................             --              --         80,000                 80,000
    Subclass E-1 notes................        111,973         111,973        111,973                111,973
    Subclass A-3 notes................        565,000         565,000             --                     --
    Subclass A-4 notes................        206,595         235,000             --                     --
    Subclass B-2 notes................         77,254          80,000             --                     --
    Subclass C-2 notes................         79,807          80,000             --                     --
    Subclass D-2 notes................        100,000         100,000             --                     --
    Subclass E-2 notes................        109,052         109,052             --                     --
    Deferred financing costs..........        (11,040)         (9,661)        (3,793)                (5,364)
                                            ---------       ---------      ---------              ---------
                                            1,578,832       1,731,364        901,198                986,609
                                            =========       =========      =========              =========

     Repayments of principal on the A, B, C and D notes are made monthly and commenced in August 1998. The repayment of principal on the A to D notes is dependent upon the cash available at each monthly payment date and is governed by the Priority of Payments set out in the Trust Indenture entered into by AerCo Limited on July 15, 1998.

     The repayment of class E note principal is not due until the class A to D notes have been fully repaid. Repayment of the principal amount of the class E notes and accrued interest thereon are dependent upon funds being available to meet such liabilities as they fall due.

     (B) INTEREST

     Subclass A-1 notes bore interest at LIBOR plus 0.19%, payable monthly in arrears The subclass A-1 notes were fully repaid in July 2000.

     Subclass A-2 notes bear interest at LIBOR plus 0.32%, payable monthly in arrears.

     Subclass A-3 notes bear interest at LIBOR plus 0.46%, payable monthly in arrears.

     Subclass A-4 notes bear interest at LIBOR plus 0.52%, payable monthly in arrears.

     Subclass B-1 notes bear interest at LIBOR plus 0.60%, payable monthly in arrears.

     Subclass B-2 notes bear interest at LIBOR plus 1.05%, payable monthly in arrears.

     Subclass C-1 notes bear interest at LIBOR plus 1.35%, payable monthly in arrears.

     Subclass C-2 notes bear interest at LIBOR plus 2.05%, payable monthly in arrears.

     The subclass D-1 notes bore interest at 8.50%. Interest was payable monthly in arrears and commenced in August 1998, subject to available cash. The subclass D-1 notes were fully repaid in July 2000.

                                     AERCO

9   INDEBTEDNESS (CONTINUED)

     (B) INTEREST (CONTINUED)

     The subclass D-2 notes bear interest at 8.50%. Interest is payable monthly in arrears and commenced in August 2000 subject to available cash. Interest accrued but not paid will be added to the principal outstanding and will accrue interest until paid.

     The subclass E-1 and E-2 notes bear interest at 20% per annum accruing monthly in arrears. Except for the class E Note Primary Interest Amount which will be paid at a rate of 15.0% per annum multiplied by the Initial Outstanding Principal Balance of the subclass E-1 notes on July 15, 1998 and by the Outstanding Principal Balance of the subclass E-2 notes issued on July 17, 2000, no interest is payable on subclass E-1 and E-2 notes until all of the interest, principal and premium, if any, on the other notes have been repaid in full. The class E note Primary Interest Amount will be paid on each Payment Date only to the extent that AerCo has available collections sufficient to make such payment after paying or providing for each of the items ranking prior to such payment in order of priority under the Trust Indenture.

     (C) DEBT MATURITY

     The repayment terms of the class A, B, C and D notes are such that certain principal amounts are expected to be repaid on certain dates based on certain assumptions (the "Expected Final Payment Dates") or refinanced through the issue of new notes by specified Expected Final Payment Dates but in any event are ultimately due for repayment on specified final maturity dates (the "Final Maturity Dates"). In the event that the A, B and C notes are not repaid or refinanced by the Expected Final Payment Dates the interest rates applicable to those notes may increase. The Expected Final Payment Dates, Final Maturity Dates, Principal Amount and interest rates applicable to each class of notes outstanding at March 31, 2001 are set out below:

                                            PRINCIPAL AMOUNT    EXPECTED FINAL
CLASS OF NOTES             INTEREST RATES    MARCH 31, 2000      PAYMENT DATE      FINAL MATURITY DATE
--------------             --------------   ----------------   -----------------   -------------------
                                            U.S.$ MILLION
Class A-2................  LIBOR + 0.32%           184         December 15, 2005      July 15, 2023
Class A-3................  LIBOR + 0.46%           565             June 15, 2002      July 15, 2025
Class A-4................  LIBOR + 0.52%           207              May 15, 2011      July 15, 2025
Class B-1................  LIBOR + 0.60%            72             July 15, 2013      July 15, 2023
Class B-2................  LIBOR + 1.05%            77             June 15, 2008      July 15, 2025
Class C-1................  LIBOR + 1.35%            84             July 15, 2013      July 15, 2023
Class C-2................  LIBOR + 2.05%            80             June 15, 2008      July 15, 2025
Class D-2................           8.5%           100              May 15, 2014      July 15, 2025
Class E-1................            20%           112             July 15, 2023      July 15, 2023
Class E-2................            20%           109             July 15, 2025      July 15, 2025
                                                 -----
                                                 1,590
                                                 =====

     The repayment dates and amounts of the notes shown in the table below are not fixed contractual obligations but are the amounts AerCo will pay if cash flows are in accordance with targets. To the extent that cash flows exceed, or do not meet, the targets then these amounts will vary in accordance with the Trust Indenture. The targets assume that the minimum future rentals as summarized in Note 6 are received after making adjustments for the anticipated performance of the lessees.

                                     AERCO

9   INDEBTEDNESS (CONTINUED)

     (C) DEBT MATURITY (CONTINUED)

     The target principal balances repayable analyzed by year of repayment are as follows (all amounts are in U.S.$'000):

                                                                    SUBCLASS
YEAR ENDING               ---------------------------------------------------------------------------------------------
MARCH 31                    A-2        A-3        A-4       B-1       B-2       C-1       C-2        D-2        TOTAL
-----------               -------    -------    -------    ------    ------    ------    ------    -------    ---------
2002..................     81,576         --     30,042     7,221     7,311     2,194     1,072         --      129,416
2003..................     21,574    565,000     37,062     3,947     4,823     2,815     2,619         --      637,840
2004..................     21,564         --     37,045     4,636     5,227     3,645     3,759         --       75,876
2005..................     19,990         --     34,342     5,078     5,726     4,646     4,629         --       74,411
2006..................     32,456         --     22,388     5,475     5,934     5,627     5,421         --       77,301
Thereafter............      7,187         --     45,716    45,893    48,233    64,667    62,307    100,000      374,003
                          -------    -------    -------    ------    ------    ------    ------    -------    ---------
Total.................    184,347    565,000    206,595    72,250    77,254    83,594    79,807    100,000    1,368,847
                          =======    =======    =======    ======    ======    ======    ======    =======    =========

     The principal of the subclass E-1 and E-2 notes is not payable until the outstanding principal balance of the class A to D notes is reduced to zero.

10  SECURITY DEPOSITS

     Security deposits of U.S.$20,880,000 in AerCo as at March 31, 2001 (U.S.$16,304,000 at March 31, 2000) are held as security for obligations in accordance with the terms of certain leases. The deposits are held as cash and commercial paper by AerCo (see Note 1).

11  SHARE CAPITAL

     Called up share capital comprises:

                                                                MARCH 31, 2001    MARCH 31, 2000
                                                                --------------    --------------
                                                                    U.S.$             U.S.$
AUTHORIZED
10,000 ordinary shares of U.S.$1 each.......................        10,000            10,000
                                                                    ======            ======
ISSUED AND FULLY PAID
20 ordinary shares of U.S.$1 each...........................            20                20
                                                                    ======            ======

     AerCo Limited issued 20 ordinary shares at U.S.$1 each on June 4, 1998.

                                     AERCO

12  REVENUES AND CONCENTRATION OF CREDIT RISK

     (A) DISTRIBUTION OF REVENUES BY GEOGRAPHIC AREA

                                                                          AERCO             ALPS 94-1
                                  AERCO               AERCO            PERIOD FROM         PERIOD FROM
                               YEAR ENDED          YEAR ENDED       JULY 15, 1998 TO     JULY 1, 1998 TO
                             MARCH 31, 2001      MARCH 31, 2000      MARCH 31, 1999       JULY 14, 1998
                            -----------------   -----------------   -----------------   -----------------
                            U.S.$'000     %     U.S.$'000     %     U.S.$'000     %     U.S.$'000     %
                            ---------   -----   ---------   -----   ---------   -----   ---------   -----
    Europe...............     84,629     51.3     52,956     48.5    40,456      48.8       1,508    41.5
    North America........     26,657     16.2      9,186      8.4     7,009       8.5         144     4.0
    South/Central
      America............     21,615     13.1     21,366     19.6    14,318      17.3         716    19.7
    Asia/Pacific.........     32,033     19.4     25,638     23.5    21,043      25.4       1,267    34.8
                             -------    -----    -------    -----    ------     -----   ---------   -----
                             164,934    100.0    109,146    100.0    82,826     100.0       3,635   100.0
                             =======    =====    =======    =====    ======     =====   =========   =====

     All revenues are derived from aircraft leasing.

     In the year ended March 31, 2001 18% and 13% of AerCo's lease revenues was derived from the United Kingdom and the United States respectively. No other country accounted for greater than 10% of AerCo's lease revenues.

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

     AerCo and ALPS 94-1 manage their exposures to particular countries through obtaining security from lessees by way of deposits, letters of credit and guarantees. In addition AerCo [and ALPS 94-1] maintain Political Risk Insurance in respect of certain lessees.

     AerCo and ALPS 94-1 continually evaluate the financial position of lessees and, based on this evaluation, the amounts outstanding and the available security, make an appropriate provision for doubtful debts.

     As at March 31, 2001 one lessee accounted for 9% of AerCo's lease revenues. No other lessee accounted for greater than 9% of AerCo's lease revenues for the year ended March 31, 2001.

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

                                     AERCO

13  EXCEPTIONAL ITEMS

                                                                             AERCO             ALPS 94-1
                                        AERCO             AERCO           PERIOD FROM         PERIOD FROM
                                      YEAR ENDED        YEAR ENDED      JULY 15, 1998 TO    JULY 1, 1998 TO
                                    MARCH 31, 2001    MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998
                                    --------------    --------------    ----------------    ---------------
                                    U.S.$'000         U.S.$'000          U.S.$'000           U.S.$'000
Provision for impairment in
  aircraft value (note 5).......         3,794            13,079                 --                  --
                                       =======           =======            =======             =======

14  NET INTEREST EXPENSE

                                                                             AERCO             ALPS 94-1
                                        AERCO             AERCO           PERIOD FROM         PERIOD FROM
                                      YEAR ENDED        YEAR ENDED      JULY 15, 1998 TO    JULY 1, 1998 TO
                                    MARCH 31, 2001    MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998
                                    --------------    --------------    ----------------    ---------------
                                    U.S.$'000         U.S.$'000          U.S.$'000           U.S.$'000
Interest payable on notes.......       151,496            80,957             56,047               2,977
Net interest income.............       (13,554)           (2,139)            (1,939)               (220)
                                       -------           -------            -------             -------
                                       137,942            78,818             54,108               2,757
                                       =======           =======            =======             =======

15  OTHER EXPENSES

                                                                             AERCO             ALPS 94-1
                                        AERCO             AERCO           PERIOD FROM         PERIOD FROM
                                      YEAR ENDED        YEAR ENDED      JULY 15, 1998 TO    JULY 1, 1998 TO
                                    MARCH 31, 2001    MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998
                                    --------------    --------------    ----------------    ---------------
                                    U.S.$'000         U.S.$'000          U.S.$'000           U.S.$'000
Servicer's fees.................         5,168             4,023              2,637                 108
Political risk insurance........            --               292                247                  54
Hull war risks insurance........           485               363                329                  --
Administration fees.............         3,257             2,102              1,561                  20
Cash managers' fees.............           250               251                177                  --
Technical & leasing costs.......        (1,280)            5,021              1,521                  --
Provision for doubtful costs....         2,237             2,146                547                 174
Legal & professional fees.......           303               736                657                 260
Directors' & Officer's
  insurance.....................           271               352                282                  12
Directors' fees and expenses....           371               344                278                  18
Audit, accounting and tax
  fees..........................           382               112                 75                  --
                                       -------           -------            -------             -------
                                        11,444            15,742              8,311                 646
                                       =======           =======            =======             =======

16  NET LOSS BEFORE PROVISION FOR TAXES

     (A) NET LOSS BEFORE PROVISION FOR TAXES IS STATED AFTER CHARGING:

                                                                             AERCO             ALPS 94-1
                                        AERCO             AERCO           PERIOD FROM         PERIOD FROM
                                      YEAR ENDED        YEAR ENDED      JULY 15, 1998 TO    JULY 1, 1998 TO
                                    MARCH 31, 2001    MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998
                                    --------------    --------------    ----------------    ---------------
                                    U.S.$'000         U.S.$'000          U.S.$'000           U.S.$'000
Directors' remuneration.........           371               344                278                  18
                                       =======           =======            =======             =======

                                     AERCO

16  NET LOSS BEFORE PROVISION FOR TAXES (CONTINUED)

     (B) DIRECTORS' AND OFFICERS' INSURANCE

     Directors' and Officers' Insurance has been implemented for AerCo and ALPS 94-1. Directors of AerCo Limited and ALPS 94-1 Limited also have the protection of an unsecured indemnity from AerCo Limited and ALPS 94-1 Limited in respect of claims relating to them in their capacity as directors.

17  PROVISION FOR TAXES

                                                                             AERCO             ALPS 94-1
                                        AERCO             AERCO           PERIOD FROM         PERIOD FROM
                                      YEAR ENDED        YEAR ENDED      JULY 15, 1998 TO    JULY 1, 1998 TO
                                    MARCH 31, 2001    MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998
                                    --------------    --------------    ----------------    ---------------
                                      U.S.$'000         U.S.$'000          U.S.$'000           U.S.$'000
    Corporation tax provision.....          49                51                 35                  --
                                       =======           =======            =======             =======

     Taxation provisions for AerCo and ALPS 94-1 relate to taxes levied in local jurisdictions in respect of the activities of subsidiaries.

     AerCo's income from approved activities in Ireland is taxable at a rate of 10% until December 31, 2005.

18  BASIC AND DILUTED LOSS PER ORDINARY SHARE

     The calculation of basic and diluted loss per ordinary share for AerCo Limited for the years ended March 31, 2001 and 2000 and the period from July 15, 1998 to March 31, 1999 has been computed by dividing the losses of U.S.$60,270,000, U.S.$48,839,000 and U.S.$15,108,000 respectively by the weighted average number of ordinary shares outstanding during these periods of 20 shares.

     The calculation of basic and diluted loss per ordinary share for ALPS 94-1 Limited from July 1, 1998 to July 14, 1998 has been computed by dividing the loss of U.S.$1,277,000 by the weighted average number of ordinary shares outstanding during the period of 10 shares.

     No adjustments have been made to the basic or diluted loss per ordinary share for ALPS 94-1 Limited for the period from July 1, 1998 to July 14, 1998 as a result of the change in capital structure and the fair value adjustments arising out of the refinancing and acquisition of ALPS 94-1 and the AerFi transferred aircraft and therefore, the earnings per share figures for AerCo Limited and ALPS 94-1 Limited are not directly comparable.

19  STAFF COSTS AND NUMBERS

     AerCo and ALPS 94-1 have no employees.

20  SUBSIDIARY COMPANIES

     AerCo Limited has the following subsidiary companies as at March 31, 2001:

                                      COUNTRY OF
NAME                                 INCORPORATION                BUSINESS                % OF SHARES HELD
----                                 -------------    --------------------------------    ----------------
AerCo Ireland Limited..............  Ireland          Aircraft leasing and sub-leasing          100%
AerCo Ireland II Limited...........  Ireland          Aircraft leasing and sub-leasing          100%
Gustav Leasing I Limited...........  Ireland          Aircraft leasing and sub-leasing          100%
Gustav Leasing II Limited..........  Ireland          Aircraft leasing and sub-leasing          100%
Gustav Leasing III Limited.........  Ireland          Aircraft leasing and sub-leasing          100%
Gustav Leasing IV Limited..........  Ireland          Aircraft leasing and sub-leasing          100%

                                     AERCO

20  SUBSIDIARY COMPANIES (CONTINUED)


                                      COUNTRY OF
NAME                                 INCORPORATION                BUSINESS                % OF SHARES HELD
----                                 -------------    --------------------------------    ----------------
Gustav Leasing V Limited...........  Ireland          Aircraft leasing and sub-leasing          100%
Gustav Leasing VI Limited..........  Ireland          Aircraft leasing and sub-leasing          100%
Gustav Leasing VII Limited.........  Ireland          Aircraft leasing and sub-leasing          100%
Gustav Leasing VIII Limited........  Ireland          Aircraft leasing and sub-leasing          100%
Gustav Leasing IX Limited..........  Ireland          Aircraft leasing and sub-leasing          100%
Gustav Leasing X Limited...........  Ireland          Aircraft leasing and sub-leasing          100%
Gustav Leasing XI Limited..........  Ireland          Aircraft leasing and sub-leasing          100%
Gustav Leasing XII Limited.........  Ireland          Aircraft leasing and sub-leasing          100%
Gustav Leasing XIII Limited........  Ireland          Aircraft leasing and sub-leasing          100%
Gustav Leasing XIV Limited.........  Ireland          Aircraft leasing and sub-leasing          100%
Pergola Limited....................  Ireland          Aircraft leasing and sub-leasing          100%
Baltic Airlease II LLC.............  Isle of Man      Aircraft leasing and sub-leasing          100%
Baltic Airlease III LLC............  Isle of Man      Aircraft leasing and sub-leasing          100%
AerCo POL Inc......................  USA              Aircraft leasing and sub-leasing          100%
AerCo USA Inc......................  USA              Aircraft leasing and sub-leasing          100%
ALPS 94-1 Limited..................  Jersey           Aircraft leasing and sub-leasing          100%
ALPS 94-1 (Belgium) N.V............  Belgium          Aircraft leasing and sub-leasing          100%
AerCom (Belgium) N.V...............  Belgium          Aircraft leasing and sub-leasing          100%
AerCo Sverige Leasing AB...........  Sweden           Aircraft leasing and sub-leasing          100%
ALPS 94-1 (France) S.A.R.L.........  France           Dormant                                   100%

     As at July 14, 1998 and all previous periods, ALPS 94-1 was comprised of ALPS 94-1 Limited and its 100% owned subsidiaries, Pergola Limited, ALPS 94-1 (Belgium) N.V. and ALPS 94-1 (France) S.A.R.L.

21  CASH FLOW STATEMENT

     (A) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                                              ALPS 94-1
                                            AERCO            AERCO            AERCO          PERIOD FROM
                                          YEAR ENDED       YEAR ENDED      PERIOD ENDED    JULY 1, 1998 TO
                                        MARCH 31, 2001   MARCH 31, 2000   MARCH 31, 1999    JULY 14, 1998
                                        --------------   --------------   --------------   ---------------
                                          U.S.$'000        U.S.$'000        U.S.$'000         U.S.$'000
Cash paid in respect of:
Interest: A-C notes...................      77,743           43,585           30,694            3,872
Interest: D-E notes...................      11,120           10,999            7,332               --
Interest on aircraft purchase
  account.............................       6,940               --               --               --
Interest rate swaps...................        (179)           1,566              987               --
                                            ------           ------           ------            -----
                                            95,624           56,150           39,013            3,872
                                            ======           ======           ======            =====

                                     AERCO

21  CASH FLOW STATEMENT (CONTINUED)

     (B) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT -- AERCO

                                                                U.S.$'000
                                                                ----------
Increase in cash in the year................................        13,248
Cash inflow from increase in debt...........................      (684,881)
Increase in liquid resources in year........................        25,002
                                                                ----------
Change in net debt resulting from cash flows................      (646,631)
Capitalization of issue costs...............................         9,661
Amortization of issue costs.................................        (2,414)
                                                                ----------
Movement in net debt in the year............................      (639,384)
Net debt at March 31, 2000..................................      (834,787)
                                                                ----------
Net debt at March 31, 2001..................................    (1,474,171)
                                                                ==========

     (C) ANALYSIS OF NET DEBT -- AERCO

                                                                         OTHER NON
                                         MARCH 31, 2000    CASH FLOW    CASH CHARGES    MARCH 31, 2001
                                         --------------    ---------    ------------    --------------
                                           U.S.$'000       U.S.$'000     U.S.$'000        U.S.$'000
Cash.................................         26,413         13,248           --              39,661
Liquid resources.....................         39,998         25,002           --              65,000
Indebtedness.........................       (901,198)      (684,881)       7,247          (1,578,832)
                                            --------       --------        -----          ----------
                                            (834,787)      (646,631)       7,247          (1,474,171)
                                            ========       ========        =====          ==========

     (D) PURCHASE OF SUBSIDIARY UNDERTAKINGS

NET ASSETS ACQUIRED -- JULY 1998                                U.S.$'000
--------------------------------                                ---------
Aircraft....................................................      951,973
Accounts receivable.........................................        2,927
Cash........................................................      146,175
Accrued expenses and other liabilities......................      (60,430)
Security deposits...........................................      (16,205)
                                                                ---------
                                                                1,024,440
Goodwill....................................................       47,125
                                                                ---------
                                                                1,071,565
                                                                =========
Satisfied by cash...........................................    1,071,565
                                                                =========

                                     AERCO

21  CASH FLOW STATEMENT (CONTINUED)


NET ASSETS ACQUIRED -- JULY 2000                                U.S.$'000
--------------------------------                                ---------
Aircraft....................................................      724,052
Accounts receivable.........................................          360
Cash........................................................           11
Accrued expenses and other liabilities......................      (26,700)
Security deposits...........................................       (7,075)
                                                                ---------
                                                                  690,648
Goodwill....................................................       15,701
                                                                ---------
                                                                  706,349
                                                                =========
Satisfied by cash...........................................      706,349
                                                                =========

22  COMMITMENTS

     AerCo Limited and its consolidated subsidiaries have no long-term contracts other than those with their service providers (see note 29) and lessees (see note 6).

     FOREIGN TAXATION

     The international character of AerCo's operations give rise to some uncertainties with regard to the impact of taxation in certain countries. The position is kept under continuous review and AerCo provides for all known liabilities.

                                     AERCO

23 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements are prepared in accordance with U.K. GAAP which differ significantly in certain respects from U.S. GAAP. These significant differences are described below:

     (A) BASIS OF ACCOUNTING FOR TRANSACTIONS BETWEEN AERCO, ALPS 94-1 AND DEBIS AIRFINANCE

     Under U.K. GAAP the transactions whereby AerCo Limited acquired ALPS 94-1 Limited, the AerFi transferred aircraft and the New AerFi transferred aircraft are accounted for using acquisition accounting. Under U.S. GAAP the transactions between AerCo, ALPS 94-1 and debis AirFinance are transactions between entities under common control as these entities are all part of a single consolidated group. The U.S. GAAP historical financial information is presented for ALPS 94-1 and has not been retroactively restated using the "AS-IF-POOLING-OF INTEREST-METHOD" in respect of the AerFi transferred aircraft because of the restricted nature of the vehicles.

     (B) AIRCRAFT

     Under U.K. GAAP the aircraft acquired by ALPS 94-1 from debis AirFinance and those acquired by AerCo as part of the transactions whereby AerCo acquired ALPS 94-1, the AerFi transferred aircraft and the New AerFi transferred aircraft, are recorded at their fair value on the acquisition date. Under U.S. GAAP transfers of assets between AerCo, ALPS 94-1 and debis AirFinance are accounted for on a historical cost basis as transactions between entities under the common control of debis AirFinance.

     For U.S. GAAP purposes, AerCo and ALPS 94-1 have adopted FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of." FASB Statement No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

     The differences between income recorded for U.K. GAAP and U.S. GAAP therefore relate to (i) depreciation expense arising from the difference between the historical cost of the aircraft under U.S. GAAP and the initial appraised value under U.K. GAAP, (ii) the difference in the cost of aircraft disposed under U.S. GAAP and U.K. GAAP, (iii) different impairment provisions because of the different cost base for the aircraft.

     (C) CASH FLOWS

     In accordance with U.K. GAAP AerCo and ALPS 94-1 comply with Financial Reporting Standard No. 1 (Revised) -- "Cash Flow Statements" ("FRS 1"). Its objective and principles are similar to those set out in SFAS No. 95 "Statement of Cash Flows." The principal difference between the standards is in respect of classification. Under FRS 1, AerCo and ALPS 94-1 present their cash flows for:
(a) operating activities; (b) return on investments and servicing of finance;
(c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) management of liquid resources and (g) financing activities. SFAS No. 95 requires only three categories of cash flow activity; (a) operating;
(b) investing; and (c) financing.

     Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS No. 95. Cash flows arising from capital expenditure under FRS 1 are included as investing activities under SFAS No. 95.

                                     AERCO

23 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


     (C) CASH FLOWS (CONTINUED)

     For the purposes of cash flows under U.S. GAAP, AerCo and ALPS 94-1 consider all highly liquid deposits with a maturity of three months or less to be cash equivalents. Under U.K. GAAP, cash represents amounts available on demand and liquid resources comprise other cash and commercial paper.

     Substantially all of the cash balances of AerCo at March 31, 2001 and March 31, 2000 are held for specific purposes under the terms of the AerCo Trust Indenture.

     (D) GOODWILL

     Under U.K. GAAP the difference between the fair value of the net assets of ALPS 94-1 and the AerFi transferred aircraft, and the purchase consideration paid by AerCo Limited to acquire these entities gave rise to goodwill of U.S.$47 million which is capitalized and amortized over a period of 20 years. Under U.K. GAAP the difference between the fair value of the net assets of the New AerFi transferred aircraft, and the purchase consideration paid by AerCo Limited to acquire this entity gave rise to goodwill of U.S.$15.7 million which is capitalized and amortized over a period of 20 years. No goodwill arises under U.S. GAAP as these transactions are accounted for on an historical cost basis as transactions between entities under common control.

     Goodwill of U.S.$6.1 million representing the difference between the fair value of the net assets acquired and the consideration paid by the New AerFi transferred aircraft in respect of its acquisition of aircraft from Indigo, is eliminated under acquisition accounting in U.K. GAAP. Under U.S. GAAP this goodwill will continue to be recognized in the consolidated financial statements of AerCo.

     (E) ISSUE COSTS

     Under U.K. GAAP issue costs arising on the completion of the refinancing transactions in July 1998 and July 2000 are disclosed as a reduction of the related indebtedness. Under U.S. GAAP issue costs are disclosed separately as deferred financing costs.

     (F) MAINTENANCE

     AerCo's accounting policy for aircraft maintenance reflects its adoption of FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" ("FRS 12"). The historic U.K. GAAP financial information for ALPS 94-1 has been restated to reflect the application of the AerCo accounting policy for all periods. For U.S. GAAP the cumulative effect of this change in accounting policy has been reflected in the results for the period ended March 31, 1999.

     (G) GAIN ON EXTINGUISHMENT OF DEBT

     Under U.K. GAAP the make whole premium payable by ALPS 94-1 on the settlement of its A to D note indebtedness and the indebtedness to debis AirFinance which was forgiven as part of the AerCo transaction are fair value adjustments to the net assets of ALPS 94-1 and the AerFi transferred aircraft acquired by AerCo (see Note 4). Under U.S. GAAP the make whole premium and the indebtedness forgiven by debis AirFinance are accounted for as an extraordinary gain on the extinguishment of indebtedness.

                                     AERCO

23 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     (H) FUTURE DEVELOPMENTS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative instruments and Certain Hedging Activity, an Amendment of SFAS No. 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000. AerCo adopted SFAS No. 133 and SFAS No. 138 with effect from April 1, 2001.

     Following the adoption of these standards, in respect of all future financial statements, all derivatives will be recognized on the balance sheet at their fair value. All derivatives will be designated as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("FAIR VALUE HEDGE") or a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("CASH FLOW HEDGE"). AerCo has designated all of its interest rate swaps as cash flow hedges.

     AerCo has a detailed hedging policy, which has been approved by the Board of Directors and the rating agencies, which rate certain of the notes issued by AerCo. This policy has been employed by AerCo's Administrative Agent since the inception of AerCo in 1998. As part of this hedging policy, AerCo has formally documented all relationships between hedging instruments and hedged items in the context of the requirements of SFAS No. 133 and SFAS No. 138.

     This process includes linking all derivatives that are designated as cash-flow hedges to specific liabilities on the balance sheet. Since April 1, 2001, AerCo formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

     At April 1, 2001 all of AerCo's derivatives were deemed highly effective. Subsequent changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash-flow hedges will be recorded in Other Comprehensive Income, until earnings are affected by the variability in cash flows of the designated hedged items.

     AerCo will discontinue hedge accounting prospectively when it is determined that the derivative is no longer highly effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, or it is determined that designation of the derivative as a hedging instrument is no longer appropriate.

     In all situations in which hedge accounting is discontinued, AerCo will continue to carry the derivative at its fair value on the balance sheet, and will recognize any changes in its fair value in earnings.

     SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a replacement of FASB Statement No. 125" ("SFAS 140") is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of SFAS 140 has not had any effect on AerCo's financial position and results of operations.

     In July 2001 the FASB announced it had voted to issue two new statements:
SFAS No. 141, "Business Combinations," ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

     Those Statements will change the accounting for business combinations and goodwill in two significant ways. First, SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. Secondly, SFAS 142

                                     AERCO

23 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


     (H) FUTURE DEVELOPMENTS (CONTINUED)

changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of SFAS 142, which for AerCo can be adopted early with effect from 1 April, 2002 or must be adopted on 1 April, 2003. AerCo has not decided when it will adopt SFAS 142 and is currently assessing the impact on its US GAAP financial position and results of operations.

     In July 2001 the FASB announced it had voted to issue SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143, which is effective for fiscal years beginning after 15 June, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. AerCo has not decided when it will adopt this new standard and is currently assessing the impact on its US GAAP financial position and results of operations.

     UK GAAP accounting standards issued but not yet adopted.

     In December 2000, the ASB issued FRS 18, "Accounting Policies" ("FRS 18"). FRS 18 overhauls and replaces SSAP2. The FRS redefines accounting policies and distinguishes them from estimation techniques for measuring items in the financial statements. There is an explicit requirement for each company to select accounting policies that it judges to be "most appropriate." AerCo is required to comply with FRS 18 in its financial statements for the year ending 31 March 2002. AerCo is currently assessing the impact of FRS 18 on its financial position and results of operations and does not believe the financial statements will be materially impacted by its adoption.

     In December 2000, the ASB issued FRS 19, "Deferred Tax" ("FRS 19"). FRS 19 introduces a form of full provision for deferred taxation. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when there is an obligation to pay more tax in the future as a result of the reversal of those timing differences. AerCo is required to comply with FRS 19 in its financial statements for the year ending 31 March 2002. AerCo is currently assessing the impact of FRS 19 on its financial position and results of operations and does not believe the financial statements will be materially impacted by its adoption.

                                     AERCO

24 RECONCILIATION OF NET INCOME AS STATED IN ACCORDANCE WITH U.K. GAAP TO NET
   INCOME IN ACCORDANCE WITH U.S. GAAP

                                                                                                             ALPS 94-1
                                                           AERCO            AERCO            AERCO          PERIOD FROM
                                                         YEAR ENDED       YEAR ENDED      PERIOD ENDED    JULY 1, 1998 TO
                                                       MARCH 31, 2001   MARCH 31, 2000   MARCH 31, 1999    JULY 14, 1998
                                                       --------------   --------------   --------------   ---------------
                                                         U.S.$'000        U.S.$'000        U.S.$'000         U.S.$'000
Retained loss in accordance with U.K. GAAP...........      (60,270)         (48,839)          (15,108)         (1,277)
Goodwill amortization................................        2,696            2,356             1,669              --
Difference in depreciation of aircraft...............       11,603            8,644             5,759             243
Difference in provision for impairment of aircraft
  value..............................................       (1,531)           6,979                --              --
Difference in book value of aircraft sold............           --             (375)             (319)          7,007
                                                         ---------        ---------        ----------        --------
NET (LOSS)/INCOME IN ACCORDANCE WITH U.S. GAAP BEFORE
  EXTRAORDINARY ITEM.................................      (47,502)         (31,235)           (7,999)          5,973
                                                         ---------        ---------        ----------        --------
Cumulative effect of change in accounting policy for
  maintenance........................................           --               --             1,973              --
EXTRAORDINARY ITEM -- NET GAIN ON EXTINGUISHMENT OF
  DEBT:
Gain on forgiveness of indebtedness to debis
  AirFinance arising as part of the refinancing
  transaction........................................           --               --            37,389              --
Make whole premium arising on refinancing............           --               --           (11,603)             --
                                                         ---------        ---------        ----------        --------
                                                                --               --            25,786              --
                                                         ---------        ---------        ----------        --------
NET (LOSS)/INCOME IN ACCORDANCE WITH U.S. GAAP.......      (47,502)         (31,235)           19,760           5,973
                                                         =========        =========        ==========        ========
Weighted average number of ordinary Shares
  outstanding........................................           20               20                20              10
                                                         =========        =========        ==========        ========
BASIC AND DILUTED (LOSS)/PROFIT PER ORDINARY SHARE
  FOR THE PERIOD AS SO ADJUSTED, BEFORE CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING POLICY FOR
  MAINTENANCE AND
  EXTRAORDINARY ITEM.................................       (2,375)          (1,562)             (400)            597
Cumulative effect of change in accounting policy for
  maintenance........................................           --               --                99              --
Extraordinary item...................................           --               --             1,289              --
                                                         ---------        ---------        ----------        --------
BASIC AND DILUTED PROFIT/(LOSS) PER ORDINARY SHARE
  FOR THE PERIOD AS SO ADJUSTED......................       (2,375)          (1,562)              988             597
                                                         =========        =========        ==========        ========

                                     AERCO

25 RECONCILIATION OF SHAREHOLDERS' DEFICIT AS STATED IN ACCORDANCE WITH U.K. GAAP TO SHAREHOLDERS' DEFICIT IN ACCORDANCE WITH U.S. GAAP

                                                         AERCO            AERCO            AERCO
                                                         AS AT            AS AT            AS AT
                                                     MARCH 31, 2001   MARCH 31, 2000   MARCH 31, 1999
                                                     --------------   --------------   --------------
                                                       U.S.$'000        U.S.$'000        U.S.$'000
SHAREHOLDERS' DEFICIT IN ACCORDANCE WITH U.K.
  GAAP.............................................     (124,217)         (63,947)         (15,108)
ITEMS HAVING THE EFFECT OF AMENDING SHAREHOLDERS'
  DEFICIT
Difference between the fair value of the assets
  acquired by AerCo and their predecessor cost.....     (175,653)        (141,873)        (141,873)
Goodwill arising on acquisitions...................      (56,904)         (47,125)         (47,125)
Amortization of goodwill...........................        6,721            4,025            1,669
Effect of extraordinary item differences between
  U.K. GAAP and U.S. GAAP (see note 24)............       25,786           25,786           25,786
Cumulative effect of change in accounting policy
  for maintenance..................................        1,973            1,973            1,973
Cumulative effect of other differences in net
  income between U.K. GAAP and U.S. GAAP (see note
  24)..............................................       30,760           20,688            5,440
                                                        --------         --------         --------
SHAREHOLDERS' DEFICIT IN ACCORDANCE WITH U.S.
  GAAP.............................................     (291,534)        (200,473)        (169,238)
                                                        ========         ========         ========

                                     AERCO

26 RECONCILIATION OF AIRCRAFT AS STATED IN ACCORDANCE WITH U.K. GAAP TO AIRCRAFT AS STATED IN ACCORDANCE WITH U.S. GAAP

                                                     U.K. GAAP                         U.S. GAAP
                                          -------------------------------   -------------------------------
                                              AERCO            AERCO            AERCO            AERCO
                                          MARCH 31, 2001   MARCH 31, 2000   MARCH 31, 2001   MARCH 31, 2000
                                          --------------   --------------   --------------   --------------
                                            U.S.$'000        U.S.$'000        U.S.$'000        U.S.$'000
COST
Cost....................................      922,045         937,766           922,045          937,766
Step up cost............................           --              --          (142,528)        (142,185)
                                            ---------         -------         ---------         --------
Beginning of period.....................      922,045         937,776           779,517          795,581
Additions...............................      724,052             622           724,052              622
Step up cost............................           --              --           (33,780)              --
Disposals...............................       (1,444)        (16,343)           (1,444)         (16,686)
                                            ---------         -------         ---------         --------
End of period...........................    1,644,653         922,045         1,468,345          779,517
                                            =========         =======         =========         ========
DEPRECIATION
Beginning of period.....................      (79,772)        (33,513)          (65,408)         (27,761)
Charge for the period...................      (69,063)        (46,998)          (57,460)         (38,354)
Disposal................................           --             739                --              707
                                            ---------         -------         ---------         --------
End of period...........................     (148,835)        (79,772)         (122,868)         (65,408)
                                            =========         =======         =========         ========
PROVISION FOR PERMANENT DIMINUTION IN
  VALUE
Beginning of period.....................      (13,079)             --            (6,100)              --
Charge for the period...................       (3,794)        (13,079)           (5,325)          (6,100)
Disposal................................           --              --                --               --
                                            ---------         -------         ---------         --------
End of period...........................      (16,873)        (13,079)          (11,425)          (6,100)
                                            =========         =======         =========         ========
NET BOOK VALUE
Beginning of period.....................      829,194         904,253           708,009          767,820
                                            =========         =======         =========         ========
End of period...........................    1,478,945         829,194         1,334,052          708,009
                                            =========         =======         =========         ========

27  FAIR VALUE OF FINANCIAL INSTRUMENTS

     AerCo Limited estimates that the fair value of its cash and cash equivalents and other receivables and payables at March 31, 2001 and March 31, 2000 approximate to the amounts at which these items are reflected in AerCo's balance sheet. This is due to the relatively short-term nature of the instruments and the frequency at which they reprice.

28  FOREIGN CURRENCY TRANSACTIONS

     AerCo's and ALPS 94-1's foreign currency transactions are not significant as all revenues and most costs are denominated in U.S. dollars.

29  RELATED PARTY TRANSACTIONS

     (A) DEBIS AIRFINANCE ACTS AS CASH MANAGER AND ADMINISTRATIVE AGENT TO AERCO FROM JULY 15, 1998

     debis AirFinance received a fee as cash manager and administrative agent to AerCo for the years ended March 31, 2001 and March 31, 2000 of U.S.$3,507,000 and U.S.$2,353,000 respectively and for the period from July 15, 1998 to March 31, 1999 of U.S.$1,738,000.

                                     AERCO

29  RELATED PARTY TRANSACTIONS (CONTINUED)

     (A) DEBIS AIRFINANCE ACTS AS CASH MANAGER AND ADMINISTRATIVE AGENT TO AERCO

FROM JULY 15, 1998 (CONTINUED)
     On July 15, 1998 AerCo Limited acquired a portfolio of 10 aircraft and related leases from debis AirFinance and the capital stock of ALPS 94-1 Limited, a vehicle in which debis AirFinance was the E noteholder, as explained in "Statement of Accounting Policies -- Description of Business."

     On July 17, 2000 AerCo Limited acquired a second portfolio of 30 aircraft and related leases from debis AirFinance through the acquisition of 100% of the capital stock of 18 subsidiary companies of debis AirFinance.

     (B) DEBIS AIRFINANCE ACTS AS LEASE MANAGER TO AERCO FROM JULY 17, 2000

     debis AirFinance has acted as lease manager to AerCo from July 17, 2000. In addition to managing AerCo's aircraft, debis AirFinance also manages aircraft owned by itself. debis AirFinance may from time to time have conflicts of interest in performing its obligations to AerCo and in respect of its owned aircraft.

     debis AirFinance received a fee as lease manager which amounted to U.S.$2,402,000 for the period from July 17, 2000 to March 31, 2001.

     (C) BABCOCK & BROWN LIMITED ("BABCOCK")

     Babcock acted as lease manager to AerCo from July 15, 1998 to July 17, 2000. In addition to managing AerCo's aircraft, Babcock also managed aircraft owned by its affiliates and other third parties. Babcock may from time to time have had conflicts of interest in performing its obligations to AerCo and other entities to which it provides management, marketing and other services.

     Babcock received a fee as lease manager which amounted to U.S.$2,766,000 for the period from April 1, 2000 to July 16, 2000, U.S.$4,023,000 for the year ended March 31, 2000 and U.S.$2,637,000 for the period from July 15, 1998 to March 31, 1999.

     (D) GE CAPITAL AVIATION SERVICES LIMITED ("GECAS")

     GECAS acted as lease manager to ALPS 94-1 until July 14, 1998. In addition to managing the ALPS 94-1 aircraft GECAS also managed aircraft owned by GE Capital and its affiliates and other third parties, including debis AirFinance from whom ALPS 94-1's aircraft were purchased. GECAS may from time to time have had conflicts of interest in performing its obligations to ALPS 94-1 and other entities to which it provides management, marketing and other services.

     GECAS received a fee as lease manager which amounted to U.S.$108,000 for the period from July 1, 1998 to July 14, 1998.

     GECAS is an affiliate of GE Capital which held the Class D note of ALPS 94-1 Limited and had the right to appoint a representative to the board of ALPS 94-1 Limited.

     (E) MR. E. J. HANSOM (DIRECTOR)

     Mr. E. J. Hansom is the Chief Financial Officer and a member of the management board of debis AirFinance B.V., the parent of debis AirFinance, and is a representative on the board of AerCo Limited appointed by debis AirFinance, as holder of the Class E notes of AerCo Limited. Mr. E. J. Hansom is also a director of ALPS 94-1 Limited. ALPS 94-1 Limited purchased its aircraft from debis AirFinance and AerCo Limited purchased the AerFi transferred aircraft and the New AerFi transferred aircraft from debis AirFinance.

                                     AERCO

29  RELATED PARTY TRANSACTIONS (CONTINUED)

     (F) MS. R. HYNES (DIRECTOR)

     Ms. R. Hynes is Executive Vice President, Commercial at debis AirFinance B.V., the parent of debis AirFinance, and is a representative on the board of AerCo Limited appointed by debis AirFinance as holder of the Class E notes of AerCo Limited. Ms. R. Hynes was also a director of ALPS 94-1 Limited until January 19, 2000. ALPS 94-1 Limited purchased its aircraft from debis AirFinance and AerCo Limited purchased the AerFi transferred aircraft and the New AerFi transferred aircraft from debis AirFinance.

     (G) MR. G. A. ROBINSON (DIRECTOR)

     Mr. G. A. Robinson performs consulting services from time to time for Air 2000 and JMC Airlines, two of the lessees of AerCo. Included in aircraft leasing revenue in respect of Air 2000 is an amount of U.S.$5,491,000 for the year ended March 31, 2001 (March 31, 2000: U.S.$5,168,000, March 31, 1999: U.S.$3,588,000,
July 14, 1998: U.S.$202,000). Included in aircraft leasing revenue in respect of JMC Airlines is an amount of U.S.$4,910,000 for the year ended March 31, 2001.

30  POST BALANCE SHEET EVENT

     On September 11, 2001, the United States was the subject of attacks by terrorists who used the hijacked aircraft of certain airlines. The full effects that these terrorist attacks may have for the aviation industry are not yet known. However, the near term effects of these events can be expected to include, among other things, a reduction in demand for air travel due to fears regarding additional acts of terrorism, a cutback in the number of routes serviced by airlines in response to the reduction of air travel resulting in a decrease in demand for aircraft, an increase in the price of fuel, increased costs and reduced operations by airlines due to new security directives adopted by the relevant aviation authorities, and new insurance requirements.

     The possible impact of these events on AerCo may include a deterioration in the financial condition of AerCo's lessees and consequently their ability to perform under their leases, an oversupply in the aviation industry market resulting in an inability to re-lease aircraft when they become available or at rates similar to those currently obtained in the market and valuation issues in relation to AerCo's aircraft portfolio. While the full impact of these events on AerCo is difficult to determine at this time they could have a material adverse effect on the cash flow available to AerCo to make payments on its Notes and on the ability of AerCo to refinance the Notes as they become due.

                              FINANCIAL STATEMENTS

                           AERFI TRANSFERRED AIRCRAFT

                           AERFI TRANSFERRED AIRCRAFT

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF AERCO LIMITED

     We have audited the accompanying statements of operations, cash flows and changes in net assets for the period from July 1, 1998 to July 14, 1998. These financial statements are the responsibility of the directors of AerCo Limited. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the AerFi transferred aircraft for the period from July 1, 1998 to July 14, 1998 in conformity with generally accepted accounting principles in the United Kingdom.

     As discussed in note 11 to the financial statements, AerCo has adopted the provisions of Financial Reporting Standard 12, "Provisions, Contingent Liabilities and Contingent Assets." As a result, the accounting policy used to record maintenance for the AerFi transferred aircraft has been amended to reflect the adoption of the AerCo accounting policy.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations of the AerFi transferred aircraft for the period from July 1, 1998 to July 14, 1998 to the extent summarized in note 12 to the financial statements.

KPMG
Chartered Accountants
Dublin, Ireland
August 9, 1999

                           AERFI TRANSFERRED AIRCRAFT

                            STATEMENT OF OPERATIONS

                                                                           PERIOD FROM
                                                                         JULY 1, 1998 TO
                                                                NOTES     JULY 14, 1998
                                                                -----    ---------------
                                                                            U.S.$'000
REVENUES
Aircraft leasing............................................      4             983
EXPENSES
Depreciation................................................      2            (464)
Net interest expense........................................      5          (1,392)
Other expenses..............................................      6             355
                                                                             ------
                                                                             (1,501)
                                                                             ------
NET LOSS FROM OPERATIONS BEFORE PROVISION FOR TAXES.........                   (518)
Benefit for taxes...........................................      7               5
                                                                             ------
NET LOSS FOR THE PERIOD.....................................                   (513)
                                                                             ======

     All recognized gains and losses are included in the statements of operations above.

     There is no material difference between the net loss for the period, and its historical cost equivalent.

     The results for the period are derived from continuing operations.

     The accompanying notes, including the statement of accounting policies on pages F-49 to F-50, are an integral part of the financial statements.

                           AERFI TRANSFERRED AIRCRAFT

                            STATEMENT OF CASH FLOWS

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO
                                                                 JULY 14, 1998
                                                                ---------------
                                                                   U.S.$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period.....................................           (513)
ADJUSTMENTS TO RECONCILE NET LOSS FROM OPERATIONS TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation charge for the period..........................            464
Deferred income tax.........................................             (5)
Changes in operating assets and liabilities
  Accounts receivable and due from debis AirFinance.........         24,539
  Accrued expenses and other liabilities....................           (970)
  Net maintenance expenditure...............................           (448)
  Net security deposits received............................             50
                                                                    -------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................         23,117
                                                                    -------
CAPITAL EXPENDITURE
Purchase of aircraft........................................             --
                                                                    -------
FINANCING ACTIVITIES
Contributions from debis AirFinance.........................         16,793
Indebtedness repaid.........................................        (39,910)
                                                                    -------
NET CASH (OUTFLOW)/INFLOW FROM FINANCING ACTIVITIES.........        (23,117)
                                                                    -------
NET INCREASE IN CASH........................................             --
CASH AT BEGINNING OF PERIOD.................................             --
                                                                    -------
CASH AT END OF PERIOD.......................................             --
                                                                    =======

     Disclosure of cash flow information is set out in note 9.

     The accompanying notes, including the statement of accounting policies on pages F-49 to F-50, are an integral part of the financial statements.

                           AERFI TRANSFERRED AIRCRAFT

                       STATEMENT OF CHANGES IN NET ASSETS

                                                                  TOTAL
                                                                ---------
                                                                U.S.$'000
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
                                                                 =======

     The accompanying notes, including the statement of accounting policies on pages F-49 to F-50 are an integral part of the financial statements.

                           AERFI TRANSFERRED AIRCRAFT

                        STATEMENT OF ACCOUNTING POLICIES

INTRODUCTION AND BASIS OF PREPARATION

     These financial statements present the statement of operations and the cash flows for the period from July 1, 1998 to July 14, 1998 and the statement of net assets at July 14, 1998 of the aircraft (the "AERFI TRANSFERRED AIRCRAFT") acquired by AerCo Limited from debis AirFinance pursuant to a secured financing transaction on July 15, 1998.

     Under the transaction AerCo Limited acquired all of the capital stock of ALPS 94-1 Limited, a company which owned 25 aircraft and related leases, and also acquired 10 aircraft and related leases from debis AirFinance. The further details of the transaction and of the basis of preparation of these financial statements for the AerFi transferred aircraft are set out in Note 1.

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

                           AERFI TRANSFERRED AIRCRAFT
                  STATEMENT OF ACCOUNTING POLICIES (CONTINUED)

AIRCRAFT

     Aircraft are stated at cost less accumulated depreciation less impairments in value. Cost comprises the net purchase price of the aircraft when originally acquired by debis AirFinance.

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

     Additional charges are made to reduce the book value of specific assets to the recoverable amount where an impairment in value is considered to have occurred in accordance with Financial Reporting Standard No. 11 "Impairment of Tangible Fixed Assets and Goodwill." An impairment review is only required where there has been an indication of impairment, usually on the basis of independent market appraisals and indications of market demand. An impairment is measured by comparing the carrying value of the aircraft and engines with the recoverable amount. Recoverable amount is the higher of the net realizable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted by a market rate of return.

     debis AirFinance adopted FASB Statement No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of" as of July 1, 1996. FASB Statement No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors' estimated the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. This statement did not materially change the carrying value of the entity's assets in the period when it was first applied or in previous periods.

                           AERFI TRANSFERRED AIRCRAFT

                       NOTES TO THE FINANCIAL STATEMENTS

1   BASIS OF PREPARATION

     Under a refinancing transaction of July 15, 1998, AerCo Limited acquired 100% of the capital stock of ALPS 94-1 Limited and thereby acquired 25 aircraft and related leases and acquired directly or indirectly 10 aircraft and related leases from debis AirFinance. The transaction was effected by transferring ALPS 94-1 Limited and subsidiaries and the existing debis AirFinance subsidiaries that own the AerFi transferred aircraft to AerCo Limited.

     Simultaneously with such transfers, AerCo Limited issued approximately U.S.$800 million in aggregate principal amount of notes in four subclasses: subclass A-1, subclass A-2, subclass B-1 and subclass C-1 (the "NOTES"). AerCo Limited also issued two additional subclasses of notes, the subclass D-1 notes and the subclass E-1 notes, which were initially and continue to be held by debis AirFinance. In addition, as part of the transaction a subsidiary of debis AirFinance surrendered its existing class E note issued by ALPS 94-1 Limited. AerCo Limited used the proceeds of the issuance of the notes, the subclass D-1 notes and subclass E-1 notes to finance the repayment of all of ALPS 94-1's existing financial indebtedness and to acquire or to finance the acquisition of the AerFi transferred aircraft from debis AirFinance.

     These financial statements present, on the bases and assumptions set out below, the results of operations, assets and liabilities relating to the aircraft transferred to AerCo from debis AirFinance, reflecting the nine aircraft owned by debis AirFinance during the year ended June 30, 1998 and the acquisition in April 1998 of an A300-B4-200 aircraft by debis AirFinance from ALPS 94-1 Limited. The financial statements have been prepared by debis AirFinance Administrative Services Limited on behalf of the directors of AerCo Limited.

     (i) The financial statements are presented on a historical cost basis as if the AerFi transferred aircraft had been organized as single economic entity for the period from July 1, 1998 to July 14, 1998.

     (ii) The transaction was approved as planned and was completed such that AerCo was a going concern with adequate capital and finance in place.

     (iii) For the purposes of these financial statements, an allocation of certain costs such as selling, general and administrative expenses of debis AirFinance to the AerFi transferred aircraft has been made. The most significant element of these costs relate to aircraft management fees, substantially all of which are asset based fees calculated as an annual percentage of a reference net book value of aircraft under management. The balance of such costs have been calculated based on debis AirFinance's estimate of the other overhead costs incurred in managing the fleet of aircraft for the year. Management believes that the basis for these allocations are reasonable.

     (iv) During the period from July 1, 1998 to July 14, 1998 two of the aircraft were financed by finance leases to debis AirFinance and one aircraft was financed by notes issued by debis AirFinance. For these aircraft the financial lease obligations, the liabilities under the notes and related cash flows and interest costs are reflected in these financial statements.

     During the period from July 1, 1998 to July 14, 1998 the financial lease obligations and the liabilities under the notes were repaid.

     In the case of the remaining aircraft, no separate identifiable financing was in place. These aircraft are assumed to have been financed by intercompany indebtedness to debis AirFinance at levels based on the ratio of debis AirFinance's overall net debt to aircraft net book value of 42.06% at June 30, 1998 and 42.06% at July 14, 1998 and repayments to debis AirFinance are assumed to have been made accordingly during the period.

     (v) The interest charged on the assumed indebtedness to debis AirFinance is based on debis AirFinance's average cost of debt of 9.59% for the period from July 1, 1998 to July 14, 1998.

                           AERFI TRANSFERRED AIRCRAFT

1   BASIS OF PREPARATION (CONTINUED)

     (vi) Cash generated from or absorbed by the activities of the entity during the period is reflected through the intercompany account as distributions to or transfers from debis AirFinance. This includes restricted cash held by debis AirFinance with respect to the entity. No separate cash balances existed for the entity.

     (vii) The tax provisions and deferred income tax assets and liabilities of the entity have been determined as if the aircraft had been owned by taxable entities separate from debis AirFinance.

2   AIRCRAFT

                                                                JULY 14, 1998
                                                                -------------
                                                                  U.S.$'000
COST
Beginning of period.........................................       283,713
Additions during the period.................................            --
                                                                  --------
End of period...............................................       283,713
                                                                  ========
DEPRECIATION
Beginning of period.........................................      (100,493)
Charge for the period.......................................          (464)
                                                                  --------
End of period...............................................      (100,957)
                                                                  ========
Impairment provision........................................        (4,000)
                                                                  ========
NET BOOK VALUE
Beginning of period.........................................       179,220
                                                                  ========
End of period...............................................       178,756
                                                                  ========

     Cost represents the net purchase price of the aircraft when originally acquired by debis AirFinance.

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

                           AERFI TRANSFERRED AIRCRAFT

3   OPERATING LEASES (CONTINUED)


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
                                                                 -------
                                                                 104,017
                                                                 =======

4   REVENUES AND CONCENTRATION OF CREDIT RISK

     (A) DISTRIBUTION OF REVENUES BY GEOGRAPHIC AREA

                                                                   PERIOD FROM
                                                                 JULY 1, 1998 TO
                                                                  JULY 14, 1998
                                                                ------------------
                                                                U.S.$'000      %
Europe......................................................       543        55.3
North America...............................................       231        23.5
South/Central America.......................................       137        13.9
Asia/Pacific................................................        72         7.3
                                                                   ---       -----
                                                                   983       100.0
                                                                   ===       =====

     All revenues are derived from aircraft leasing.

     In the period from July 1, 1998 to July 14, 1998, 27%, 24%, 15%, 14% and
14% of the entity's lease revenues were derived from Turkey, the United States, the United Kingdom, Brazil and France respectively.

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

                           AERFI TRANSFERRED AIRCRAFT

5   NET INTEREST EXPENSE

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO
                                                                 JULY 14, 1998
                                                                ---------------
                                                                   U.S.$'000
Interest payable on finance lease obligations...............         1,125
Interest payable on debis AirFinance notes..................            55
Interest payable on indebtedness due to debis AirFinance....           212
                                                                     -----
                                                                     1,392
                                                                     =====

6   OTHER EXPENSES

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO
                                                                 JULY 14, 1998
                                                                ---------------
                                                                   U.S.$'000
Servicer's fees.............................................           52
Aircraft leasing costs......................................         (424)
Administration fees.........................................            2
Legal and professional fees.................................            4
Cash manager's fees.........................................            9
Audit and tax fees..........................................            2
                                                                     ----
                                                                     (355)
                                                                     ====

     Aircraft leasing costs include costs relating to the repair and return to re-leasable condition of aircraft following return from lessees.

7   BENEFIT FOR TAXES

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO
                                                                 JULY 14, 1998
                                                                ---------------
                                                                   U.S.$'000
Tax benefit of the AerFi transferred aircraft consists of
  the following:
Deferred income tax benefit.................................            5
                                                                     ----
                                                                        5
                                                                     ====

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO
                                                                 JULY 14, 1998
                                                                ---------------
                                                                   U.S.$'000
Deferred tax assets and liabilities of the AerFi transferred aircraft:
Deferred tax assets relating to losses......................        (5,515)
Deferred tax liability relating to aircraft.................        10,663
                                                                    ------
                                                                     5,148
                                                                    ======

     The entity's income from approved activities in Ireland is taxable at a rate of 10% until December 31, 2005. U.S. Federal and State tax is provided at a rate of 35%.

     Two aircraft, for tax purposes, are treated as being leased from third parties under U.S. "SAFE HARBOR LEASE" tax rules. Under existing laws, certain events could reverse the cumulative effect of this tax treatment, in which case the entity would be required to make payments to third parties under the tax indemnification clauses

                           AERFI TRANSFERRED AIRCRAFT

7   BENEFIT FOR TAXES (CONTINUED)

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

9   CASH FLOW STATEMENT

     (A) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO
                                                                 JULY 14, 1998
                                                                ---------------
                                                                   U.S.$'000
Cash paid in respect of:
Interest -- Individual financings...........................            212
Interest -- AerFi notes.....................................             55
Interest -- Indebtedness to AerFi...........................          1,175
                                                                    -------
                                                                      1,442
                                                                    =======

     (B) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                              U.S.$'000
                                                              ----------
Increase in cash in the period..............................        --
Cashflow from increase in debt..............................   (39,910)
Increase in liquid resources in period......................        --
Change in net debt resulting from cashflows.................   (39,910)
                                                               -------
Movement in net debt in the period..........................   (39,910)
Net debt at June 30, 1998...................................    88,345
                                                               -------
Net debt at July 14, 1998...................................    48,435
                                                               =======

     (C) ANALYSIS OF NET DEBT

                                                          JUNE 30, 1998    CASHFLOW     JULY 14, 1998
                                                          -------------    ---------    -------------
                                                            U.S.$'000      U.S.$'000      U.S.$'000
Cash..................................................            --             --             --
Liquid resources......................................            --             --             --
Indebtedness..........................................        88,345        (39,910)        48,435
                                                             -------        -------        -------
                                                              88,345        (39,910)        48,435
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

                           AERFI TRANSFERRED AIRCRAFT

11  NEW ACCOUNTING STANDARDS IMPLEMENTED (CONTINUED)

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

RECONCILIATION OF NET LOSS AS STATED IN ACCORDANCE WITH U.K. GAAP TO NET LOSS IN ACCORDANCE WITH U.S. GAAP.

                                                                  PERIOD FROM
                                                                  JULY 1, 1998
                                                                TO JULY 14, 1998
                                                                ----------------
                                                                   U.S.$'000
NET LOSS IN ACCORDANCE WITH U.K. GAAP.......................          (513)
Cumulative effect of change in accounting policy for
  maintenance...............................................         2,923
                                                                     -----
NET INCOME/(LOSS) IN ACCORDANCE WITH U.S. GAAP..............         2,410
                                                                     =====

RECONCILIATION OF NET ASSETS AS STATED IN ACCORDANCE WITH U.K. GAAP TO NET ASSETS IN ACCORDANCE WITH U.S. GAAP.

                                                                  PERIOD FROM
                                                                  JULY 1, 1998
                                                                TO JULY 14, 1998
                                                                ----------------
                                                                   U.S.$'000
NET ASSETS IN ACCORDANCE WITH U.K. GAAP.....................        117,033
Cumulative effect of change in accounting policy for
  maintenance                                                            --
                                                                    -------
NET ASSETS IN ACCORDANCE WITH U.S. GAAP.....................        117,033
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

                           AERFI TRANSFERRED AIRCRAFT

14  RELATED PARTY TRANSACTIONS

     GE CAPITAL AVIATION SERVICES LIMITED ("GECAS")

     During the period from July 1, 1998 to July 14, 1998 GECAS acted as lease manager for the entity. In addition to managing the entity's aircraft GECAS also manages aircraft owned by GE Capital and its affiliates and other third parties, including debis AirFinance. GECAS may from time to time have had conflicts of interest in performing its obligations to the entity and other entities to which it provides management, marketing and other services.

     GECAS receives an annual fee from debis AirFinance as lease manager of certain of its aircraft -- U.S.$52,075 of this fee is attributed to the entity for the period from July 1, 1998 to July 14, 1998.

                              FINANCIAL STATEMENTS

                         NEW AERFI TRANSFERRED AIRCRAFT

                         NEW AERFI TRANSFERRED AIRCRAFT

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF AERCO LIMITED

     We have audited the accompanying statements of net assets of the New AerFi Transferred Aircraft as of July 16, 2000, March 31, 2000 and March 31, 1999 and the statements of operations, cash flows and changes in net assets for the period from April 1, 2000 to July 16, 2000 and the years ended March 31, 2000 and 1999. These financial statements are the responsibility of the directors of AerCo Limited. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the New AerFi Transferred Aircraft as of July 16, 2000, March 31, 2000 and March 31, 1999 and its results of operation and cash flows for the period from April 1, 2000 to July 16, 2000 and the years ended March 31, 2000 and 1999 in conformity with generally accepted accounting principles in the United Kingdom.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have no significant effect on the results of operations for the period from April 1, 2000 to July 16, 2000 and the years ended March 31, 2000 and 1999 and the statements of net assets as of July 16, 2000, March 31, 2000 and March 31, 1999.

KPMG
Chartered Accountants
Dublin, Ireland
July 25, 2001

                         NEW AERFI TRANSFERRED AIRCRAFT

                            STATEMENTS OF NET ASSETS

                                              NOTES    JULY 16, 2000    MARCH 31, 2000    MARCH 31, 1999
                                              -----    -------------    --------------    --------------
                                                         U.S.$'000        U.S.$'000         U.S.$'000
ASSETS
CURRENT ASSETS
Cash, restricted............................               14,824           16,784                --
Accounts receivable, net....................    2           1,475            2,349               786
                                                          -------          -------           -------
TOTAL CURRENT ASSETS........................               16,299           19,133               786
INTANGIBLE ASSETS
Goodwill, net...............................    3           5,922            6,011                --
FIXED ASSETS
Aircraft....................................    5         690,272          653,336            30,196
                                                          -------          -------           -------
TOTAL ASSETS................................              712,493          678,480            30,982
                                                          =======          =======           =======
LIABILITIES
Accrued expenses and other liabilities......    7          28,756           32,888               692
Indebtedness................................    8         470,562          483,302            20,527
Security deposits...........................    9           7,075            7,531               834
Deferred income tax.........................   13             970              899               855
                                                          -------          -------           -------
TOTAL LIABILITIES...........................              507,363          524,620            22,908
NET ASSETS..................................              205,130          153,860             8,074
                                                          =======          =======           =======

     The accompanying notes, including the statement of accounting policies on pages F-64 to F-66, are an integral part of the financial statements.

                         NEW AERFI TRANSFERRED AIRCRAFT

                            STATEMENTS OF OPERATIONS

                                                       PERIOD FROM
                                                     APRIL 1, 2000 TO      YEAR ENDED        YEAR ENDED
                                            NOTES     JULY 16, 2000      MARCH 31, 2000    MARCH 31, 1999
                                            -----    ----------------    --------------    --------------
                                                        U.S.$'000          U.S.$'000         U.S.$'000
REVENUES
Aircraft leasing..........................   10           26,423             26,258             3,292
EXPENSES
Depreciation..............................    5           (9,444)           (10,086)           (1,360)
Amortization of goodwill..................    3              (89)               (89)               --
Net interest expense......................   11          (10,048)           (11,593)           (1,578)
Other expenses............................   12           (1,244)            (2,578)             (463)
                                                         -------            -------            ------
                                                         (20,825)           (24,346)           (3,401)
                                                         -------            -------            ------
NET PROFIT / (LOSS) FROM OPERATIONS BEFORE
  TAXES...................................                 5,598              1,912              (109)
(Provision) / benefit for taxes...........   13              (71)               (44)               11
                                                         -------            -------            ------
NET PROFIT / (LOSS) FOR THE PERIOD........                 5,527              1,868               (98)
                                                         =======            =======            ======

     All recognized gains and losses are included in the statements of operations above.

     There is no material difference between the net profit/(loss) for the period, and its historical cost equivalent.

     The results for the period are derived from continuing operations.

     The accompanying notes, including the statement of accounting policies on pages F-64 to F-66, are an integral part of the financial statements.

                         NEW AERFI TRANSFERRED AIRCRAFT

                            STATEMENTS OF CASH FLOWS

                                                     PERIOD FROM
                                                   APRIL 1, 2000 TO      YEAR ENDED        YEAR ENDED
                                                    JULY 16, 2000      MARCH 31, 2000    MARCH 31, 1999
                                                   ----------------    --------------    --------------
                                                      U.S.$'000          U.S.$'000         U.S.$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit/(loss) for the period...............          5,527               1,868              (98)
ADJUSTMENTS TO RECONCILE NET PROFIT/(LOSS) FROM
  OPERATIONS TO NET CASH PROVIDED BY OPERATING
  ACTIVITIES
Depreciation charge for the period.............          9,444              10,086            1,360
Amortization of goodwill.......................             89                  89               --
Deferred income tax............................             71                  44              (11)
Changes in operating assets and liabilities
  Accounts receivable..........................            874                 718             (785)
  Accrued expenses and other liabilities.......         (1,923)               (220)             171
  Net maintenance expenditure..................         (2,209)              3,158               --
  Net security deposits repaid)/received.......           (456)                144               --
                                                       -------            --------           ------
NET CASH PROVIDED BY OPERATING ACTIVITIES......         11,417              15,887              637
                                                       -------            --------           ------
CAPITAL EXPENDITURE
Purchase of aircraft...........................        (46,380)            (21,191)              --
                                                       -------            --------           ------
ACQUISITION
Purchase of Indigo transferring Aircraft.......             --            (102,529)              --
Cash acquired with Indigo transferring
  Aircraft.....................................             --              14,424               --
                                                       -------            --------           ------
                                                            --             (88,105)              --
FINANCING ACTIVITIES
Contributions from debis AirFinance............         45,743             143,918            2,235
Net indebtedness repaid........................        (12,740)            (33,725)          (2,872)
                                                       -------            --------           ------
NET CASH INFLOW/(OUTFLOW) FROM FINANCING
  ACTIVITIES...................................         33,003             110,193             (637)
                                                       -------            --------           ------
NET (DECREASE)/INCREASE IN CASH................         (1,960)             16,784               --
CASH AT BEGINNING OF PERIOD....................         16,784                  --               --
                                                       -------            --------           ------
CASH AT END OF PERIOD..........................         14,824              16,784               --
                                                       =======            ========           ======

     Supplemental disclosure of cash flow information is set out in note 15.

     The accompanying notes, including the statement of accounting policies on pages F-64 to F-66, are an integral part of the financial statements.

                         NEW AERFI TRANSFERRED AIRCRAFT

                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                  TOTAL
                                                                ---------
                                                                U.S.$'000
Balance at March 31, 1998...................................        5,937
Net contribution from debis AirFinance......................        2,235
Net loss for the year.......................................          (98)
                                                                ---------
Balance at March 31, 1999...................................        8,074
Net contribution from debis AirFinance......................      143,918
Net profit for the year.....................................        1,868
                                                                ---------
Balance at March 31, 2000...................................      153,860
Net contribution from debis AirFinance......................       45,743
Net profit for the period...................................        5,527
                                                                ---------
Balance at July 16, 2000....................................      205,130
                                                                =========

     The accompanying notes, including the statement of accounting policies on pages F-64 to F-66 are an integral part of the financial statements.

                         NEW AERFI TRANSFERRED AIRCRAFT
                        STATEMENT OF ACCOUNTING POLICIES

INTRODUCTION AND BASIS OF PREPARATION

     Under the refinancing transaction entered into on July 17, 2000, AerCo Limited acquired 30 additional aircraft and related leases from debis AirFinance. On December 16, 1999 debis AirFinance tendered for 100% of the share capital of Indigo who at that date owned 26 of the 30 aircraft purchased from debis AirFinance by AerCo Limited (the "INDIGO TRANSFERRING AIRCRAFT"). At December 16, 1999 debis AirFinance owned three of the aircraft transferred to AerCo as part of the refinancing transaction in July 2000. debis AirFinance acquired the final aircraft in April 2000 which was transferred to AerCo in July 2000. Further details of the transaction and of the basis of preparation of these financial statements for the entity are set out in note 1.

     These financial statements present the statements of operations and the cash flows for the period from April 1, 2000 to July 16, 2000 and for the years ended March 31, 2000 and March 31, 1999 and the statements of net assets at July 16, 2000, March 31, 2000 and March 31, 1999 of the four debis AirFinance owned aircraft and the Indigo transferring aircraft from December 16, 1999 (the date of acquisition of Indigo by debis AirFinance) acquired by AerCo Limited from debis AirFinance pursuant to a securitization and refinancing transaction (together the "NEW AERFI TRANSFERRED AIRCRAFT").

     The accounting policies followed in the preparation of the accompanying financial statements conform with generally accepted accounting principles in the United Kingdom and comply with financial reporting standards of the Accounting Standards Board in the Kingdom as promulgated by The Institute of Chartered Accountants in England and Wales.

     The financial statements are prepared on the going concern basis and under the historic cost convention and are stated in U.S. dollars, which is the principal operating currency of the entity and of the aviation industry.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the directors of AerCo Limited to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. While the directors of AerCo Limited believe that the estimates and related assumptions used in the preparation of these financial statements are appropriate, actual results could differ from those estimates. Estimates are made in the assessment of collectibility of receivables, the recoverable amounts in respect of aircraft and the related estimated lives of such assets.

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

MAINTENANCE

     In most lease contracts the lessee has the obligation to pay for maintenance costs on airframes and engines which arise during the term of the lease and in many lease contracts the lessee makes a full or partial prepayment, calculated at an hourly rate, into a maintenance reserve fund paid to the entity from which the lessee can draw in respect of maintenance expenditures for major checks. Amounts held in respect of aircraft maintenance are

                         NEW AERFI TRANSFERRED AIRCRAFT
                  STATEMENT OF ACCOUNTING POLICIES (CONTINUED)

MAINTENANCE (CONTINUED)

recorded as accrued expenses and other liabilities. Any surplus amounts held in the fund on termination of a lease, to which the next lessee has no access, are recorded as income at that time.

     Maintenance costs borne directly by the entity and which are not paid for by lessees are expensed as incurred.

TAXATION

     Corporation tax is provided based on the results for the period. Deferred income tax assets and liabilities recognize the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date.

AIRCRAFT

     On December 16, 1999, debis AirFinance tendered for 100% of the share capital of Indigo. These financial statements reflect the acquisition by the entity on December 16, 1999 of the Indigo transferring aircraft (the "STARTING DATE OF PERIOD OF COMMON CONTROL") which transferred to AerCo as part of the refinancing in July 2000. Aircraft are stated at cost less accumulated depreciation less impairments in value and are depreciated at rates calculated to write off the cost of the assets to their estimated residual value.

     Depreciation is calculated on a straight-line basis over their estimated useful economic lives. The estimates of useful economic lives and residual values are reviewed periodically. The current estimates for residual values and useful economic lives are generally 15% of cost and 25 years from date of manufacture respectively.

     Additional charges are made to reduce the book value of specific assets to the recoverable amount where an impairment in value is considered to have occurred in accordance with Financial Reporting Standard No. 11 "Impairment of Tangible Fixed Assets and Goodwill." An impairment review is only required where there has been an indication of impairment, usually on the basis of independent market appraisals and indications of market demand. An impairment is measured by comparing the carrying value of the aircraft and engines with the recoverable amount. Recoverable amount is the higher of the net realizable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted by a market rate of return.

     debis AirFinance adopted FASB Statement No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of" as of July 1, 1996. FASB Statement No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by the entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors estimated the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. This statement did not materially change the carrying value of the entity's assets in the year when it was first applied or in previous years.

                         NEW AERFI TRANSFERRED AIRCRAFT
                  STATEMENT OF ACCOUNTING POLICIES (CONTINUED)

CASH RESTRICTED

     The cash held by the entity is restricted and is held in interest bearing accounts by certain lenders to the entity. These cash balances are held in respect of the entity's maintenance obligations under certain of its leases and may be applied on demand to meet these obligations. Cash restricted is classified as cash in the statement of cash flows.

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     The entity manages its interest rate exposure through the use of interest rate swaps. Under these swap arrangements the entity will pay fixed interest and receive floating interest on monthly basis. The objective of the entity's interest rate risk management policy is to correlate the contracted fixed rental payments in its portfolio to the floating interest payments on the related debt facility, taking account of expected amortization on the debt. Net receipts and payments arising in respect of these swaps are recognized as adjustments to interest expense on an accruals basis.

     The entity is also exposed to losses in the event of non-performance by counterparties on interest rate swaps or in the event of defaults by lessees where income streams have been hedged. However, the entity does not anticipate non-performance by the counterparties and losses or gains related to hedging instruments which result from lessee defaults are accounted for as they are incurred.

                         NEW AERFI TRANSFERRED AIRCRAFT
                       NOTES TO THE FINANCIAL STATEMENTS

1   BASIS OF PREPARATION

     Under the refinancing and securitization transaction entered into on July 17, 2000, AerCo Limited acquired directly or indirectly an additional 30 aircraft and related leases from debis AirFinance.

     On July 17, 2000, AerCo Limited issued approximately U.S.$960 million in aggregate principal amount of notes in four subclasses: subclass A-3, subclass A-4, subclass B-2 and subclass C-2. AerCo Limited also issued two additional subclasses of notes, the subclass D-2 notes and the subclass E-2 notes, which are held by debis AirFinance. AerCo Limited used substantially all of the proceeds of the issuance of the offered notes, the subclass D-2 notes and subclass E-2 notes to refinance all of AerCo's subclass A-1 notes and subclass D-1 notes and to finance the acquisition of the additional 30 aircraft from debis AirFinance.

     These financial statements present, on the bases and assumptions set out below, the results of operations, assets and liabilities relating to the entity transferred to AerCo from debis AirFinance, comprising two aircraft owned by debis AirFinance during the two years ended March 31, 2000, one aircraft acquired by debis AirFinance in December 1999, one aircraft acquired by debis AirFinance in April 2000 and the 26 aircraft owned by Indigo which was acquired by debis AirFinance on December 16, 1999. The financial statements have been prepared by debis AirFinance Administrative Services Limited on behalf of the directors of AerCo Limited.

     (i) The financial statements are presented on a historical cost basis as if the entity had been organized as a single economic entity for the period from April 1, 2000 to July 16, 2000 and the two years ended March 31, 2000 and March 31, 1999.

     (ii) For the purposes of these financial statements, an allocation of certain costs such as selling, general and administrative expenses of debis AirFinance to the entity has been made. These costs have been allocated to the entity based on debis AirFinance's estimate of the percentage of such costs incurred in managing the fleet of aircraft for each period. Management believes that the basis for these allocations is reasonable.

     (iii) During the period from April 1, 2000 to July 16, 2000 and the two years ended March 31, 2000 and March 31, 1999, two of the aircraft were financed by debis AirFinance under a facility entered into between debis AirFinance and KfW. The liabilities under the KfW facility and related cash flows and interest costs are reflected in these financial statements.

     In the case of the one aircraft purchased in December 1999 and one aircraft purchased in April 2000, no separate identifiable financing was in place. These aircraft are assumed to have been financed by intercompany indebtedness to debis AirFinance based on the ratio of debis AirFinance's overall debt to aircraft net book value of 77% in this period and repayments to debis AirFinance are assumed to have been made accordingly during the period. The interest charged on the assumed indebtedness to debis AirFinance is based on debis AirFinance's average cost of debt of 72% for the period between December 1999 and July 2000.

     (iv) During the period from acquisition to July 16, 2000 all of the Indigo transferring aircraft were financed by debt secured on specific aircraft. For these aircraft the specific debt obligations, related cash flows and interest costs related to aircraft owned by the entity are reflected in these financial statements.

     (v) Cash generated from or absorbed by the activities of the entity during the period from April 1, 2000 to July 16, 2000 and the two years ended March 31, 2000 is reflected through the intercompany account as distributions to or contributions from debis AirFinance.

     (vi) The tax provisions and deferred income tax assets and liabilities of the entity have been determined as if the aircraft had been owned by taxable entities separate from debis AirFinance and Indigo.

                         NEW AERFI TRANSFERRED AIRCRAFT
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

2   ACCOUNTS RECEIVABLE, NET

                                                     JULY 16, 2000    MARCH 31, 2000    MARCH 31, 1999
                                                     -------------    --------------    --------------
                                                       U.S.$'000        U.S.$'000         U.S.$'000
Trade receivables, net...........................        1,315            2,226              786
Prepayments......................................          160              123               --
                                                         -----            -----              ---
                                                         1,475            2,349              786
                                                         =====            =====              ===

     Trade receivables are stated net of a bad debt provision of $0.3 million (March 31, 2000: $0.3 million and March 31, 1999: $nil) and comprise amounts in respect of rent and maintenance payments due from lessees. As at March 31, 1999 one lessee accounted for 100% of trade receivables. As at March 31, 2000 four lessees accounted for 43%, 24%, 13% and 10% respectively of trade receivables. As at July 16, 2000, two lessees accounted for 72% and 27% respectively of trade receivables.

3   GOODWILL, NET

                                                     JULY 16, 2000    MARCH 31, 2000    MARCH 31, 1999
                                                     -------------    --------------    --------------
                                                       U.S.$'000        U.S.$'000         U.S.$'000
COST
Goodwill on acquisition..........................        6,100            6,100               --
                                                         -----            -----              ---
AMORTIZATION
Opening Balance..................................           89)              --               --
Amortization in period...........................          (89)             (89)              --
                                                         -----            -----              ---
Closing Balance..................................         (178)             (89)              --
                                                         -----            -----              ---
NET BOOK VALUE
Beginning of period..............................        6,011               --               --
                                                         -----            -----              ---
End of period....................................        5,922            6,011               --
                                                         =====            =====              ===

     Goodwill of $6.1 million represents the difference between the fair value of the net assets and the consideration paid by the entity in respect of its acquisition of the Indigo transferring aircraft. Goodwill is amortized over a 20 year period which is the period over which the directors of debis AirFinance estimate that the value of the underlying business acquired is expected to exceed the values of its identifiable net assets. Further information in relation to the calculation of goodwill is set out in note 4 below.

4   ACQUISITION OF THE INDIGO TRANSFERRING AIRCRAFT

     On December 16, 1999 debis AirFinance tendered for 100% of the share capital of Indigo whose registered office is Sodra Forstadsgatan 4, S-211 48 Malmo, Sweden. The acquisition was achieved through a combination of a cash purchase and share exchange agreement.

                         NEW AERFI TRANSFERRED AIRCRAFT
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

4   ACQUISITION OF THE INDIGO TRANSFERRING AIRCRAFT (CONTINUED)

     The fair value of the net assets acquired and the consideration given on the acquisition of the Indigo transferring aircraft is summarized as follows:

                                                  INDIGO         FAIR VALUE ADJUSTMENTS
                                               TRANSFERRING    --------------------------    FAIR VALUE
                                                 AIRCRAFT       VALUATION        OTHER       OF ASSETS
                                                BOOK VALUE     ADJUSTMENTS    ADJUSTMENTS     ACQUIRED
                                               ------------    -----------    -----------    ----------
                                                U.S.$'000       U.S.$'000      U.S.$'000     U.S.$'000
Cash, restricted...........................        14,424            --              --         14,424
Accounts receivable, net...................         2,281            --              --          2,281
Fixed assets -- aircraft...................       587,631        24,404(i)           --        612,035
Accrued liabilities & other liabilities....       (29,258)           --              --        (29,258)
Security deposits..........................        (6,553)           --              --         (6,553)
Indebtedness...............................      (492,960)           --          (3,040)(ii)  (496,000)
Derivatives................................            --            --            (500)(iii)      (500)
Deferred income tax........................        (2,580)           --           2,580(iv)         --
                                                 --------        ------        --------       --------
Net assets acquired........................        72,985        24,404            (960)        96,429
                                                 ========        ======        ========       ========
Consideration paid.........................                                                   (102,529)
                                                                                              --------
Goodwill on acquisition....................                                                     (6,100)
                                                                                              ========

     (i) The fair value adjustments in respect of the aircraft arise as a result of a valuation of these assets to reflect debis AirFinance's estimate of their current market value at the date of acquisition. This valuation of the Indigo transferring aircraft exceeded their existing book value by U.S.$24.4 million.

     (ii) The fair value adjustment to Indebtedness is based on prevailing interest rates at the acquisition date.

     (iii) The fair value adjustment to Derivatives is based on prevailing interest rates at the acquisition date.

     (iv) The fair value adjustment in respect of deferred taxation arises as a result of the planned change in the tax basis of the Indigo aircraft following the acquisition of Indigo by debis AirFinance.

     The summarized statement of operations information for the Indigo transferring aircraft for the period from January 1, 1999 to December 15, 1999 is set out below.

                                                                   PERIOD FROM
                                                                JANUARY 1, 1999 TO
                                                                DECEMBER 15, 1999
                                                                ------------------
                                                                    U.S.$'000
REVENUES
Aircraft leasing............................................          65,602
EXPENSES
Depreciation................................................         (23,408)
Net interest expense........................................         (30,277)
Other expenses..............................................          (4,863)
                                                                     -------
                                                                     (58,548)
                                                                     -------
NET PROFIT FROM OPERATIONS BEFORE PROVISION FOR TAXES.......           7,054
Provision for taxes.........................................          (1,975)
                                                                     -------
NET PROFIT FOR THE PERIOD...................................           5,079
                                                                     =======

                         NEW AERFI TRANSFERRED AIRCRAFT
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

5   AIRCRAFT

                                                     JULY 16, 2000    MARCH 31, 2000    MARCH 31, 1999
                                                     -------------    --------------    --------------
                                                     U.S.$'000        U.S.$'000         U.S.$'000
COST
Beginning of period..............................       679,644           46,418            46,418
Additions during the period......................        46,380          633,226                --
                                                        -------          -------           -------
End of period....................................       726,024          679,644            46,418
                                                        =======          =======           =======
DEPRECIATION
Beginning of period..............................       (26,308)         (16,222)          (14,862)
Charge for the period............................        (9,444)         (10,086)           (1,360)
                                                        -------          -------           -------
End of period....................................       (35,752)         (26,308)          (16,222)
                                                        =======          =======           =======
NET BOOK VALUE
Beginning of period..............................       653,336           30,196            31,556
                                                        =======          =======           =======
End of period....................................       690,272          653,336            30,196
                                                        =======          =======           =======

6   OPERATING LEASES

     All the aircraft are held for operating lease. Rentals on certain of the leases are variable in accordance with prevailing interest rates.

     The following is a schedule of contracted future rentals receivable, by periods, on operating leases as of July 16, 2000. The interest rates prevailing at July 16, 2000 have been applied in determining rentals that are variable in accordance with prevailing interest rates.

                                                              U.S.$'000
                                                              ---------
Year ended July 16, 2001....................................    87,001
Year ended July 16, 2002....................................    78,316
Year ended July 16, 2003....................................    73,728
Year ended July 16, 2004....................................    63,786
Year ended July 16, 2005....................................    39,604
Thereafter..................................................    98,031
                                                               -------
                                                               440,466
                                                               =======

                         NEW AERFI TRANSFERRED AIRCRAFT
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

7   ACCRUED EXPENSES AND OTHER LIABILITIES

                                                     JULY 16, 2000    MARCH 31, 2000    MARCH 31, 1999
                                                     -------------    --------------    --------------
                                                       U.S.$'000      U.S.$'000         U.S.$'000
ACCRUED EXPENSES AND OTHER LIABILITIES COMPRISE:
Aircraft maintenance reserves.....................      21,675            23,884              --
Deferred income...................................       4,686             5,422             249
Interest..........................................       1,661             2,434              --
Other accruals....................................         734             1,148             443
                                                        ------            ------             ---
                                                        28,756            32,888             692
                                                        ======            ======             ===
AIRCRAFT MAINTENANCE RESERVES:
Due within one year...............................       2,193             1,992              --
Due after one year................................      19,482            21,892              --
                                                        ------            ------             ---
                                                        21,675            23,884              --
                                                        ======            ======             ===

8   INDEBTEDNESS

                                               PERIOD FROM APRIL 1,       YEAR ENDED        YEAR ENDED
                                               2000 TO JULY 16, 2000    MARCH 31, 2000    MARCH 31, 1999
                                               ---------------------    --------------    --------------
                                                     U.S.$'000          U.S.$'000         U.S.$'000
debis AirFinance KfW debt (i)..............            16,937               17,655            20,527
debis AirFinance notes (ii)................            51,147               16,082                --
Indigo debt obligations (iii)..............           402,478              449,565                --
                                                      -------              -------            ------
                                                      470,562              483,302            20,527
                                                      =======              =======            ======

     The basis and assumptions under which indebtedness has been reflected in these financial statements is set out in note 1.

     (i) The debis AirFinance KfW debt is secured on the two aircraft which had a net book value of $28.3 million at July 16, 2000 (March 31, 2000: $28.8 million). As part of the completion of the transaction these amounts were repaid in full.

     (ii) As explained in note 1, it has been assumed that the two aircraft purchased by the entity in December 1999 and April 2000 were financed with indebtedness due to debis AirFinance.

     (iii) The entity's Indigo debt obligations are primarily collateralized by the underlying aircraft and assignment of the attached leases. At July 16, 2000, all of the entity's Indigo debt outstanding was at fixed interest rates with the exception of $16.3 million with rates of 30 days Libor plus 1.2% and $123.5 million with rates of commercial paper plus 1.255%. As part of the completion of the transaction these amounts were repaid in full.

     (iv) Repayments of principal during the period from April 1, 2000 to July 16, 2000 on the Indigo debt obligations and the debis AirFinance KfW debt were in accordance with their respective contractual terms. The repayment of principal on the two aircraft which are assumed to have been financed by debis AirFinance was assumed to have been made in accordance with changes in debis AirFinance's aircraft net book value to debt ratio during the period ended July 16, 2000.

     All of the above indebtedness was repaid following the refinancing transaction entered into on July 17, 2000.

                         NEW AERFI TRANSFERRED AIRCRAFT
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

9   SECURITY DEPOSITS

     Security deposits received from lessees of U.S.$7.075 million (March 31, 2000: U.S.$7.531 million and March 31, 1999: U.S.$0.8 million) are held as security for obligations in accordance with the terms of certain leases.

10  REVENUES AND CONCENTRATION OF CREDIT RISK

     (A) DISTRIBUTION OF REVENUES BY GEOGRAPHIC AREA

                                    PERIOD FROM APRIL 1,         YEAR ENDED             YEAR ENDED
                                    2000 TO JULY 16, 2000      MARCH 31, 2000         MARCH 31, 1999
                                    ---------------------    -------------------    -------------------
                                    U.S.$'000        %       U.S.$'000      %       U.S.$'000      %
Europe..........................      13,511       51.13      12,822       48.83         --          --
North America...................       7,371       27.90       5,572       21.22         --          --
South/Central America...........       1,973        7.47       4,390       16.72      3,292      100.00
Asia/Pacific....................       3,568       13.50       3,474       13.23         --          --
                                      ------      ------      ------      ------      -----      ------
                                      26,423      100.00      26,258      100.00      3,292      100.00
                                      ======      ======      ======      ======      =====      ======

     All revenues are derived from aircraft leasing.

     In the period from April 1, 2000 to July 16, 2000, 28%, 20% and 10% of the entity's lease revenues were derived from the United States, the United Kingdom and China respectively. No other country accounted for greater than 10% of the entity's lease revenues.

     In the year ended March 31, 2000, 21%, 17% and 12% of the entity's lease revenues were derived from the United States, Brazil and the United Kingdom respectively. No other country accounted for greater than 10% of the entity's lease revenues.

     In the year ended March 31, 1999, 100% of the entity's lease revenues were derived from Brazil.

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

     As of July 16, 2000, one lessee accounted for 10% of the entity's lease revenues. No other lessee accounted for greater than 10% of the entity's lease revenues for the period from April 1, 2000 to July 16, 2000.

     As at March 31, 2000, two lessees accounted for 13% and 10% of the entity's lease revenues. No other lessee accounted for greater than 10% of the entity's lease revenues for the year ended March 31, 2000.

     As at March 31, 1999, one lessee accounted for all of the entity's lease revenues.

                         NEW AERFI TRANSFERRED AIRCRAFT
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

11  NET INTEREST EXPENSE

                                                     PERIOD FROM
                                                   APRIL 1, 2000 TO      YEAR ENDED        YEAR ENDED
                                                    JULY 16, 2000      MARCH 31, 2000    MARCH 31, 1999
                                                   ----------------    --------------    --------------
                                                      U.S.$'000          U.S.$'000         U.S.$'000
Interest payable on specific indebtedness......          9,411             11,426             1,578
Interest payable on debis AirFinance notes.....            869                340                --
Net interest income............................           (232)              (173)               --
                                                       -------            -------           -------
                                                        10,048             11,593             1,578
                                                       =======            =======           =======

12  OTHER EXPENSES

                                                     PERIOD FROM
                                                   APRIL 1, 2000 TO      YEAR ENDED        YEAR ENDED
                                                    JULY 16, 2000      MARCH 31, 2000    MARCH 31, 1999
                                                   ----------------    --------------    --------------
                                                      U.S.$'000          U.S.$'000         U.S.$'000
Servicer's fees................................          1,076              1,717               218
Aircraft leasing costs.........................             48                671               199
Administration expenses........................             30                 50                10
Legal and professional fees....................             10                 10                10
Cash manager's fees............................             50                 80                21
Audit and tax fees.............................             30                 50                 5
                                                       -------            -------           -------
                                                         1,244              2,578               463
                                                       =======            =======           =======

13  (PROVISION)/BENEFIT FOR TAXES

                                                     PERIOD FROM
                                                   APRIL 1, 2000 TO      YEAR ENDED        YEAR ENDED
                                                    JULY 16, 2000      MARCH 31, 2000    MARCH 31, 1999
                                                   ----------------    --------------    --------------
                                                      U.S.$'000          U.S.$'000         U.S.$'000
Tax (provision)/benefit of the New AerFi
  transferring aircraft consists of the
  following:
Deferred income tax (provision)/ benefit.......            (71)               (44)               11
                                                       -------            -------           -------
                                                           (71)               (44)               11
                                                       =======            =======           =======

                                                     PERIOD FROM
                                                   APRIL 1, 2000 TO      YEAR ENDED        YEAR ENDED
                                                    JULY 16, 2000      MARCH 31, 2000    MARCH 31, 1999
                                                   ----------------    --------------    --------------
                                                      U.S.$'000          U.S.$'000         U.S.$'000
Deferred tax assets and liabilities of the New
  AerFi transferring aircraft:
Deferred tax assets relating to losses.........            932                912               649
Deferred tax liability relating to aircraft....         (1,902)            (1,811)           (1,504)
                                                       -------            -------           -------
                                                          (970)              (899)             (855)
                                                       =======            =======           =======

     The entity's income from approved activities in Ireland is taxable at a rate of 10% until December 31, 2005. The tax rate applicable to the entity's activities in Sweden following its acquisition of the Indigo transferring aircraft in December 1999 is 28%.

                         NEW AERFI TRANSFERRED AIRCRAFT
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

13  (PROVISION)/BENEFIT FOR TAXES (CONTINUED)

     The difference between the statutory tax rates and the tax provision for the period ended July 16, 2000 arises as no deferred tax provision arises on timing differences arising in Sweden in the period from December 16, 1999 to July 16, 2000 due to the change in the tax basis of the Indigo transferring aircraft as part of the transaction.

14  STAFF COSTS AND NUMBERS

     The entity has no employees.

15  CASH FLOW STATEMENT

     (A) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                   PERIOD FROM
                                                 APRIL 1, 2000 TO       YEAR ENDED          YEAR ENDED
                                                  JULY 16, 2000       MARCH 31, 2000      MARCH 31, 1999
                                                 ----------------    -----------------    --------------
                                                    U.S.$'000            U.S.$'000          U.S.$'000
Cash paid in respect of:
Interest.....................................         11,053              11,521              1,578
                                                      ======              ======              =====

     (B) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                                U.S.$'000
                                                                ---------
Decrease in cash in the period..............................      (1,960)
Cash outflow from decrease in debt..........................      12,740
                                                                --------
Change in net debt resulting from cash flows................      10,780
                                                                --------
Movement in net debt in the period..........................      10,780
Net debt at March 31, 2000..................................    (466,518)
                                                                --------
Net debt at July 16, 2000...................................    (455,738)
                                                                ========

     (C) ANALYSIS OF NET DEBT

                                                  MARCH 31, 2000         CASH FLOW        JULY 16, 2000
                                                 ----------------    -----------------    --------------
                                                    U.S.$'000            U.S.$'000          U.S.$'000
Cash.........................................          16,784             (1,960)              14,824
Indebtedness.................................        (483,302)            12,740             (470,562)
                                                     --------             ------             --------
                                                     (466,518)            10,780             (455,738)
                                                     ========             ======             ========

16  COMMITMENTS

     The entity has no long-term contracts other than those with its service providers (see Note 20).

17 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The financial statements are prepared in accordance with generally accepted accounting principles applicable in the United Kingdom ("U.K. GAAP") which differ significantly in certain respects from those generally accepted in the United States ("U.S. GAAP").

     For U.K. GAAP purposes cash, restricted is classified as cash in the cash flow statement. Under U.S. GAAP cash, restricted would not meet the definition of cash equivalents. Other than the above, there were no significant

                         NEW AERFI TRANSFERRED AIRCRAFT
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

17 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

differences between U.K. GAAP and U.S. GAAP arising in respect of the entity for the period from April 1, 2000 to July 16, 2000 and for the years ended March 31, 2000 and March 31, 1999.

18  FAIR VALUE OF FINANCIAL INSTRUMENTS

     RECEIVABLES, PAYABLES AND CASH, RESTRICTED

     The fair value of the entity's receivables, payables and cash, restricted at July 16, 2000 approximates to the amounts at which these items are reflected in the entity's statement of net assets due to the relatively short-term nature of the instruments and the frequency at which they reprice.

     INDEBTEDNESS

     The fair value of the entity's indebtedness at July 16, 2000 was $461 million.

19  FOREIGN CURRENCY TRANSACTIONS

     The entity's foreign currency transactions are not significant as all revenues and most costs are denominated in U.S. dollars.

20  RELATED PARTY TRANSACTIONS

     GE CAPITAL AVIATION SERVICES LIMITED ("GECAS")

     During the period from April 1, 2000 to July 16, 2000 and for the two years ended March 31, 2000 and March 31, 1999 GECAS acted as lease manager for the two F100 aircraft owned by the entity. In addition to managing these two F100 aircraft GECAS also manages aircraft owned by GE Capital and its affiliates and other third parties, including AerFi. GECAS may from time to time have had conflicts of interest in performing its obligations to the two F100 aircraft and other entities to which it provides management, marketing and other services.

     GECAS received an annual fee from debis AirFinance as lease manager of the two F100 aircraft -- U.S.$ 221,131 for the year ended March 31, 2000 (March 31, 1999: U.S.$ 217,681).

                                 EXHIBIT INDEX

                                                                               SEQUENTIALLY
                                                                                 NUMBERED
EXHIBIT NUMBER                     DESCRIPTION OF DOCUMENT                         PAGE
--------------                     -----------------------                     ------------
      8.         List of significant subsidiaries                              E-1
    10.1         Cash Analysis of Financial Condition and Results of           Incorporated
                 Operations, Three Month Period from July 17, 2000 to          by reference
                 September 15, 2000.                                           to Form 6-K
                                                                               filed on
                                                                               October 31,
                                                                               2000
    10.2         Cash Analysis of Financial Condition and Results of           Incorporated
                 Operations, Three Month Period from September 15, 2000 to     by reference
                 December 15, 2000.                                            to Form 6-K
                                                                               filed on
                                                                               January 31,
                                                                               2001
    10.3         Cash Analysis of Financial Condition and Results of           Incorporated
                 Operations, Three Month Period from December 15, 2000 to      by reference
                 March 15, 2001.                                               to Form 6-K
                                                                               filed on
                                                                               April 30,
                                                                               2001
    10.4         Cash Analysis of Financial Condition and Results of           Incorporated
                 Operations, Three Month Period from March 15, 2001 to June    by reference
                 15, 2001.                                                     to Form 6-K
                                                                               filed on
                                                                               July 31,
                                                                               2001
      12         Statement re Computation of Ratios                            E-2