Form 20-F
period 2002-03-31
AERCO LTD
filed 2002-09-30
CIK 1072976

Registration No. 333-66973
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              -------------------

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended: March 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM ___________ TO ___________

                       Commission file number ___________


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

                              -------------------

               Subclass A-2, B-1 and C-1 Notes due July 15, 2023
                 Subclass A-3, A-4, B-2, C-2 and D-2 Notes due
                                 July 15, 2025
                             (Title of each class)

        The number of outstanding shares in the capital of AerCo Limited as of March 31, 2002:
                          20 Shares, U.S. $1 par value

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X]   No ___

     Indicate by check mark which financial statement item the registrant has elected to follow.

                              Item 17 ___ Item 18 [X]

================================================================================

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----


INTRODUCTION.................................................................1
      Forward-Looking Statements.............................................1
      Certain Information....................................................1

PART I.......................................................................1
      ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.........1
      A. Directors and Senior Management.....................................1
      B. Advisors............................................................1
      C. Auditors............................................................1
      ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.......................1
      ITEM 3.  KEY INFORMATION...............................................1
      A. Selected Consolidated Financial Data................................1
      B. Capitalization and Indebtedness.....................................4
      C. Reasons for the offer and use of proceeds...........................4
      D. Risk Factors........................................................4
      ITEM 4.  INFORMATION ON THE COMPANY...................................17
      A. History and Development of AerCo Limited...........................17
      B. Business Overview..................................................19
      C. Organizational Structure...........................................41
      D. Property, Plants and Equipment.....................................41
      ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................42
      A. Operating Results..................................................42
      B. Liquidity and Capital Resources....................................52
      C. Research and Development, Patents and Licenses.....................54
      D. Trend Information..................................................54
      ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...................55
      A. Directors and Senior Management....................................55
      B. Compensation.......................................................64
      C. Board Practices....................................................64
      D. Employees..........................................................64
      E. Share Ownership....................................................64
      ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............64
      A. Major Shareholders.................................................64
      B. Related Party Transactions.........................................65
      C. Interests of Experts and Counsel...................................65
      ITEM 8.  FINANCIAL INFORMATION........................................65
      A. Consolidated Statements and Other Financial Information............65
      B. Significant Changes................................................65
      ITEM 9.  THE LISTING..................................................66
      A. Listing Details....................................................66
      B. Plan of Distribution...............................................66
      C. Markets............................................................66
      D. Selling Shareholders...............................................66
      E. Dilution...........................................................66
      F. Expenses of the Issue..............................................66
      ITEM 10.  ADDITIONAL INFORMATION......................................66
      A. Share Capital......................................................66
      B. Articles of Association............................................66
      C. Material Contracts.................................................69
      D. Exchange Controls..................................................69

      E. Taxation...........................................................70
      F. Dividends and Paying Agents........................................71
      G. Statement by Experts...............................................71
      H. Documents on Display...............................................72
      I. Subsidiary Information.............................................72
      ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..72
      ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......76

PART II.....................................................................76
      ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............76
      ITEM 14.  MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND
                USE OF PROCEEDS.............................................76
      ITEM 15...............................................................76
      ITEM 16...............................................................76

PART III....................................................................76
      ITEM 17...............................................................76
      ITEM 18.  FINANCIAL STATEMENTS........................................76
      ITEM 19.  EXHIBITS....................................................76

INDEX TO FINANCIAL STATEMENTS..............................................F-1

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

Certain Information

     AerCo Limited was incorporated in Jersey as a public limited company under the laws of Jersey. As used in this annual report on Form 20-F, "we", "us", "our", the "Company", "AerCo" and "AerCo Group" refer to AerCo Limited and its subsidiaries, except where it is clear that such terms mean only AerCo, "debis" means debis AirFinance B.V., "debis group" means debis and its subsidiaries, "debis Ireland" means debis AirFinance Ireland plc (formerly known as AerFi Group plc) and "debis Ireland group" means debis Ireland and its subsidiaries. In this annual report, references to the "United States" are to the United States of America and references to "U.S. dollars", "$" or "U.S.$" are to United States dollars.


                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

     Not applicable.

B. Advisors

     Not applicable.

C. Auditors

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

A. Selected Consolidated Financial Data

     The selected consolidated financial data set forth below have been extracted from the audited consolidated financial statements of ALPS 94-1, for the fiscal year ended June 30, 1998, and the period from July 1, 1998 to July 14, 1998 and of AerCo, for the period from July 15, 1998 to March 31, 1999 and for each of the fiscal years ended March 31, 2000, 2001 and 2002.

     KPMG, independent chartered accountants, audited the financial statements of ALPS 94-1 for the year ended June 30, 1998 and the period from July 1, 1998 to July 14, 1998 and the financial statements of AerCo for the period from July 15, 1998 to March 31, 1999 and for each of the years ended March 31, 2000, 2001 and 2002.

     The selected financial data of ALPS 94-1 include the results of operations and financial condition of the 27 aircraft originally acquired by ALPS 94-1 from the debis Ireland group in August 1994, including:

o the Boeing 767-300ER aircraft that was purchased by the debis Ireland group from ALPS 94-1 prior to the closing of the initial offering of notes by AerCo on July 15, 1998 which was not one of the aircraft acquired by AerCo in July 1998; and

o the A300-B4-200 aircraft up to April 28, 1998 when the debis Ireland group acquired this aircraft from ALPS 94-1. The debis Ireland group subsequently sold this aircraft to AerCo.

     Comparative financial information for ALPS 94-1 is presented because ALPS 94-1 is considered to be the predecessor business of AerCo. We believe that the ALPS 94-1 selected financial data set forth below is an appropriate presentation because:

o AerCo was formed mainly for the purpose of refinancing the aircraft portfolio of ALPS 94-1;

o our initial portfolio of 35 aircraft included 26 of the 27 aircraft that ALPS 94-1 originally acquired from debis Ireland;

o the original ALPS 94-1 aircraft represented 79% of our initial portfolio by appraised value as at March 1, 1998; and

o our ongoing aircraft leasing activities are largely the same as those conducted by ALPS 94-1.

     Such data, however, is not indicative of the financial results of AerCo Group for the period from July 15, 1998 to March 31, 1999 and for the years ended March 31, 2000, 2001 and 2002.

     The historical financial statements of AerCo Group and ALPS 94-1 have been prepared in accordance with U.K. GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of the principal differences and a reconciliation from U.K. GAAP to U.S. GAAP of shareholders' deficit and net income or loss for the year, see notes 23, 24, 25 and 26 to the AerCo audited consolidated financial statements included elsewhere in this annual report, "Item 5. Operating and Financial Review and Prospects -- Results of Operations -- Year Ended March 31, 2002 Compared with Year Ended March 31, 2001 -- Differences between U.K. GAAP and U.S. GAAP," and "-- Year Ended March 31, 2001 Compared with Year Ended March 31, 2000 -- Differences between U.K. GAAP and U.S. GAAP."

                   Consolidated Statements of Operations Data

                                                         ALPS 94-1                                   AerCo
                                                 ---------------------------------------------------------------------------------
                                                               Period from   Period from
                                                    Fiscal        July 1,      July 15,       Fiscal       Fiscal       Fiscal
                                                  Year ended      1998 to       1998 to     Year ended   Year ended   Year ended
                                                   June 30,      July 14,      March 31,     March 31,    March 31,     March 31,
U.K. GAAP                                            1998          1998          1999          2000          2001         2002
                                                 -----------   -----------   -----------   -----------   -----------   -----------
                                                      (in thousands)                             (in thousands)
Revenues:
 Aircraft leasing -- continuing operations ..    $   100,682   $     3,635   $    82,826   $   109,146   $   102,840   $   162,790
                  -- acquisitions ...........             --            --            --            --   $    62,094            --
Expenses:
 Depreciation ...............................        (37,826)       (1,519)      (33,821)      (46,998)      (69,063)      (75,402)
 Provision for impairment in aircraft value .         (8,720)           --            --       (13,079)       (3,794)      (82,825)
 Amortization of goodwill ...................             --            --        (1,669)       (2,356)       (2,912)       (3,142)
 Net interest expense .......................        (69,785)       (2,757)      (54,108)      (78,818)     (137,942)     (157,742)
 Other expenses .............................         (6,599)         (646)       (8,311)      (15,742)      (11,444)      (11,952)
 Exceptional item - termination fee .........        (12,700)           --            --            --            --            --
                                                 -----------   -----------   -----------   -----------   -----------   -----------
Loss from operations -- continuing operations        (34,948)       (1,287)      (15,083)      (47,847)      (32,639)     (168,273)
                     -- acquisitions ........             --            --            --            --       (27,582)           --
Profit/(loss) on sale of aircraft ...........          2,426            10            10          (941)           --           244
                                                 -----------   -----------   -----------   -----------   -----------   -----------
Loss before provision for taxes .............        (32,522)       (1,277)      (15,073)      (48,788)      (60,221)     (168,029)
Taxes .......................................            (33)           --           (35)          (51)          (49)         (124)
Dividends ...................................             --            --            --            --            --            --
                                                 -----------   -----------   -----------   -----------   -----------   -----------
Net loss ....................................    $   (32,555)  $    (1,277)  $   (15,108)  $   (48,839)  $   (60,270)  $  (168,153)
                                                 ===========   ===========   ===========   ===========   ===========   ===========
Loss from operations per ordinary share .....       (3,494.8)       (128.7)       (754.1)     (2,392.3)     (3,011.0)     (8,413.7)
Basic and diluted loss per ordinary share ...       (3,255.5)       (127.7)       (755.4)     (2,442.0)     (3,013.5)     (8,407.7)
Weighted average number of ordinary shares
 outstanding ................................             10            10            20            20            20            20
                                                 ===========   ===========   ===========   ===========   ===========   ===========
U.S. GAAP Extract
Depreciation ................................    $   (32,053)  $    (1,276)  $   (28,062)  $   (38,354)  $   (57,460)  $   (65,036)
Provision for impairment in aircraft
 value ......................................    $      (520)  $        --   $        --   $    (6,100)  $    (5,325)  $        --
Net (loss)/income ...........................    $   (20,808)  $     5,973   $    19,760   $   (31,235)  $   (47,502)  $   (72,125)


                        Consolidated Balance Sheet Data

                                                         ALPS 94-1                                   AerCo
                                                 ---------------------------------------------------------------------------------
                                                    As of         As of         As of         As of        As of         As of
                                                   June 30,      July 14,      March 31,     March 31,    March 31,     March 31,
                                                     1998          1998          1999          2000          2001         2002
                                                 -----------   -----------   -----------   -----------   -----------   -----------
                                                      (in thousands)                             (in thousands)
U.K. GAAP Extract
Aircraft, net of accumulated
depreciation and provision for
impairment in aircraft value ................    $   800,090   $   732,905   $   904,253   $   829,194   $ 1,478,945   $ 1,265,109
Total assets ................................    $   890,873   $   881,804   $ 1,019,328   $   943,457   $ 1,646,883   $ 1,417,072
  Indebtedness ..............................    $  (877,128)  $  (875,015)  $  (949,217)  $  (901,198)  $(1,578,832)  $(1,463,295)
  Maintenance reserves ......................    $   (42,336)  $   (41,274)  $   (39,697)  $   (32,216)  $   (59,140)  $   (54,577)
Total liabilities ...........................    $  (968,119)  $  (960,327)  $(1,034,436)  $(1,007,404)  $(1,771,100)  $(1,709,442)
Shareholders' deficit .......................    $   (77,246)  $   (78,523)  $   (15,108)  $   (63,947)  $  (124,217)  $  (292,370)
U.S. GAAP Extract
Aircraft, net of accumulated
depreciation and provision for
impairment in aircraft value ................    $   691,713   $   631,778   $   767,820   $   708,009   $ 1,334,052   $ 1,213,407
Indebtedness ................................    $  (877,128)  $  (875,015)  $  (953,908)  $  (904,991)  $(1,589,872)  $(1,471,627)
Shareholders' deficit .......................    $  (203,210)  $  (197,237)  $  (169,238)  $  (200,473)  $  (291,534)  $  (405,022)

              Consolidated Statements of Cash Flows and Other Data

                                                         ALPS 94-1                                   AerCo
                                                 ---------------------------------------------------------------------------------
                                                               Period from   Period from
                                                    Fiscal        July 1,      July 15,       Fiscal       Fiscal       Fiscal
                                                  Year ended      1998 to       1998 to     Year ended   Year ended   Year ended
                                                   June 30,      July 14,      March 31,     March 31,    March 31,     March 31,
                                                     1998          1998          1999          2000          2001         2002
                                                 -----------   -----------   -----------   -----------   -----------   -----------
                                                   (in thousands, except                     (in thousands, except
                                                         ratio data)                               ratio data)
U.K. GAAP Extract
Cash paid in respect of interest ............    $   (54,815)  $    (3,872)  $   (39,013)  $   (56,150)  $   (95,624)  $   (94,252)
Net cash provided/(utilized) by
  operating activities (after payment of
  interest) .................................    $    45,721   $    (4,077)  $    27,961   $    35,672        58,263        57,270
Net cash provided by investing
  Activities ................................    $    10,386   $    65,677   $    14,500   $    14,041         1,444        49,350
Net cash provided by/(used in) financing
  Activities ................................    $   (59,108)  $    (3,719)  $   948,544   $   (48,917)      684,881      (118,245)
Net movements in cash .......................    $       134   $    94,567   $    25,618   $       795        13,248       (11,625)
U.K. GAAP(1)(2)
Ratio of Earnings to Fixed Charges ..........          0.534         0.537         0.721         0.381         0.563        (0.065)
U.S. GAAP(1)(2)
Ratio of Earnings to Fixed Charges ..........          0.702         3.166         1.366         0.604         0.656         0.544

---------

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

          (2) A ratio of less than one indicates that earnings are inadequate to cover fixed charges. The amount by which fixed charges exceeded earnings for ALPS 94-1 (i) for the year ended June 30, 1998 and for the period July 1, 1998 to July 14, 1998 under U.K. GAAP was $32.5 million and $1.3 million and (ii) for the year ended June 30, 1998 under U.S. GAAP was $20.8 million. The amount by which fixed charges exceeded earnings for AerCo for the period from July 15, 1998 to March 31, 1999 and for the years ended March 31, 2000, 2001 and 2002 under U.K. GAAP was $15.1 million, $48.8 million, $60.2 million and $168.0 million and for the years ended March 31, 2000, 2001 and 2002 under U.S. GAAP was $31.2 million, $47.4 million and $72.0 million.

     For a discussion of the differences between AerCo's results of operations and financial position under U.S. GAAP compared with U.K. GAAP, see notes 23, 24, 25 and 26 to the AerCo audited consolidated financial statements, "Item 5. Operating and Financial Review and Prospects -- Results of Operations -- Year Ended March 31, 2002 Compared with Year Ended March 31, 2001 -- Differences between U.K. GAAP and U.S. GAAP," and -- Year Ended March 31, 2001 Compared with Year Ended March 31, 2000 -- Differences between U.K. GAAP and U.S. GAAP."

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

Recent Developments

     Negative consequences for the aviation industry of the global economic situation and recent terrorist attacks in the United States adversely affected our lessees and thereby adversely affected our cash flow and the ratings on certain classes of our notes.

     The slowdown in the global economy, together with the economic and political fallout from the terrorist attacks in the United States on September 11, 2001 has adversely affected the aviation industry, including our lessees thereby adversely affecting our cash flow.

     This downturn in the commercial aviation industry has had and continues to have a material adverse impact on the financial condition of our lessees and their ability to perform under their leases. It has also resulted in reduced demand for our aircraft, which impacts our ability to re-lease aircraft on a timely basis and at favorable rates, and a reduction in the value of our aircraft. These effects have caused a reduction in our cash flow which may adversely affect our ability to make payments on the notes as further discussed below in "--Aircraft Risks".

     The vulnerability of the notes has been reflected in actions taken by the rating agencies which re-evaluated several structured aircraft financings in the wake of the terrorist attacks in the United States on September 11, 2001. On September 20, 2001, Fitch put all aircraft-backed securitizations on credit watch negative. Subsequently on December 21, 2001, Fitch affirmed the ratings on our class A, B and C notes but left our class D notes on credit watch negative. On September 27, 2001, Standard & Poor's placed our class D notes on credit watch with negative implications, along with certain other tranches of other aircraft-backed securitizations. On March 25, 2002, Standard & Poor's completed its review of those aircraft-backed securitizations and announced that it would continue to closely monitor AerCo and other transactions over the course of the next three to six months and would keep our class D notes on credit watch with negative implications. Following its announcement on September 25, 2001, that it would re-evaluate certain aircraft-backed securitizations, including AerCo, on October 30, 2001, Moody's placed our class D notes on review for possible downgrade. On March 5, 2002, Moody's downgraded our class D notes from Ba2 to Ba3.

     The ratings of the notes address the likelihood of the timely payment of interest and the ultimate payment of principal and premium, if any, on the notes. A rating is not a recommendation to buy, sell or hold notes because ratings do not comment as to market price or suitability for a particular investor. A rating may be subject to revision, suspension or withdrawal at any time by the assigning rating agency. Given the continuing difficulties in the aircraft industry and their impact on the factors which determine our revenues, there can be no assurance that the rating agencies will not take any further action in respect of our notes.

Risks Relating to AerCo and Third Parties

     There is no security interest in the aircraft. Noteholders cannot sell the aircraft to repay the notes if we do not meet our obligations under the notes.

     Neither the trustee, the security trustee, nor any noteholder has any security interest, mortgage, charge or other similar interest in any aircraft. If there is an event of default, they will not be able to sell the aircraft to repay the notes or exercise similar remedies on behalf of the noteholders which they would have if they had a security interest in the aircraft. AerCo Group has, however, pledged to the security trustee, Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as security for AerCo's various obligations (including under the notes), 100% of AerCo's equity in its subsidiaries, the interests of all AerCo Group members in the leases, any intercompany loans from AerCo to its subsidiaries, any cash contained in the accounts and investments made with the cash balances.

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

     AerCo manages any interest rate risk arising from any mismatch in fixed and floating rate lease rental payments and fixed and floating rate interest obligations through swaps and other derivative instruments. This strategy relies upon our ability to enter into interest rate swaps with eligible counterparties and each swap counterparty fulfilling its contractual obligations. If a counterparty were to default on its obligations, or we are unable to find eligible counterparties willing to enter into interest rates swaps with us, including because of our financial condition, then a mismatch in the fixed and floating rate interest obligations and fixed and floating rate lease payments may arise, which could harm our ability to make payments on the notes.

     We rely on third parties to manage our business. Our operations may suffer and we may be unable to make payments on the notes if our service providers do not perform their obligations to us or if we have to replace them.

     We have no employees or executive management resources of our own. We therefore rely on several service providers for the leasing, re-leasing and sale of the aircraft and all other executive and administrative responsibilities. If these service providers do not perform their contractual obligations to us, our operations may suffer and we may not be able to repay the notes. We may find it difficult to recover damages in the event of poor performance by any of these service providers and, pursuant to our contracts with them, we have agreed to indemnify the service providers for a broad range of losses and limited their liability to us in many circumstances. We can give no assurance that we will continue our arrangements with these service providers or that the service providers will continue their relationship with us until the notes are paid in full. We are restricted in the circumstances in which we can terminate our arrangements with the servicer providers. If a service provider resigns or we terminate its appointment, we may be unable to find suitable replacement service providers that we can engage on suitable terms. Additionally, our appointment of replacement service providers may cause a lowering or withdrawal of the ratings on the notes. You should refer to "Item
6. Directors, Senior Management and Employees -- Directors and Senior Management -- The Servicer" and "-- Corporate Management" for detailed information on the responsibilities delegated to service providers.

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

     If the debis group cannot resolve a conflict of interest or takes actions adverse to our interests, it could have an adverse effect on our ability to re-lease or sell the aircraft. In that case, we may be unable to make the required payments on the notes.

   Our directors may have conflicts of interest.

     From time to time the directors of AerCo may have conflicts of interest that arise as a result of their other relationships in the aviation industry. See "Item 6. Directors, Senior Management and Employees -- Directors and Senior Management -- Directors" for a discussion of the directors of AerCo and their other relationships.

     AerCo and debis Ireland have the same legal advisors which could give rise to conflicts of interest. If necessary, AerCo may need to retain separate counsel.

     AerCo and debis Ireland are represented by the same Jersey, Irish and United States legal counsel, and it is anticipated that such multiple representation will continue. Because AerCo and debis Ireland do not have independent legal representation, the terms of the agreements and other arrangements negotiated between AerCo and debis Ireland could disproportionately benefit one party over the other as a result of a conflict of interest. Should a significant dispute arise in the future between AerCo and debis Ireland or any of their respective affiliates, AerCo anticipates that it will retain separate counsel to represent it in such matter.

Aircraft Risks

     The commercial aircraft market is cyclical, and we are currently experiencing a general downturn in the commercial aviation industry exacerbated by the terrorist attacks of September 11, 2001 and the subsequent and continuing political and economic fallout. Decreased demand for or excess supply of aircraft may depress aircraft values and lease rates, which may cause us to be unable to re-lease or sell aircraft on favorable terms and may decrease our cash flows.

     The market for commercial jet aircraft is cyclical and can produce sharp increases or decreases in aircraft values and lease rates depending on the level of supply or demand. During the past year, there was a general downturn in the world economic climate, with a consequential negative impact on the commercial aviation industry. The effects of this downturn were exacerbated by the terrorist attacks of September 11, 2001 and the subsequent and continuing political and economic fallout. This has resulted in a sharp increase in the availability of aircraft for lease leading to significant overcapacity, increased downtime, declines in lease rates, additional lease restructurings, unanticipated redeliveries of aircraft with associated costs, and a fall in the realizable value for aircraft (particularly older technology models) in open market sales. Certain airlines have had financial difficulties as a result of the current environment, resulting in the bankruptcy of two major European airlines (Sabena and Swissair) and any further bankruptcies or consolidation may reduce the number of potential lessees and operators of particular models of aircraft, which would result in decreased aircraft values for any such models and lease rates in general.

     Airlines increasingly prefer new generation Stage 3 aircraft to older Stage 3 aircraft (which make up a significant proportion of our portfolio), and so the markets for these types of aircraft remain unfavorable in terms of both aircraft values and lease rates, particularly following the events of September 11, 2001.

     In addition, airlines worldwide are currently experiencing significant difficulties in maintaining war insurance cover in the amounts required under their leases with us and other lessors. While these insurance issues have been mitigated in certain jurisdictions by a number of temporary government schemes, and the emergence of a limited available insurance market, in the absence of longer term satisfactory solutions on this matter, it may be necessary for certain aircraft to be grounded. This would likely reduce our cash flows if as a result aircraft were returned early and/or we do not receive rental payments from lessees which are affected by such developments.

     The conditions in the aircraft market depend upon, among other things, the business cycle for the lessees and buyers, as well as general economic conditions worldwide or in specific regions. The condition of the market at the time when any of our aircraft are being marketed for re-lease or sale will affect our ability to re-lease or sell those aircraft on satisfactory terms. Unsatisfactory market conditions, such as those we are currently experiencing, mean that the lease rates and, where applicable, sales proceeds that we obtain are unfavorable and less than those assumed in the base case assumptions contained in our offering memorandum dated July 12, 2000 (our "2000 Base Case"), resulting in decreased cash flows available to make payments on the notes.

     Aircraft values and lease rates may fluctuate significantly because of factors outside our control and affect our cash flow.

     Decreases in aircraft values or lease rates may cause a decrease in our cash flows. Depending on market conditions, we may be unable to re-lease or sell aircraft on terms that will allow us to make payments on the notes. Aircraft values and lease rates depend on various factors that are outside our control, including:

     o general economic conditions affecting lessee operations, as discussed above;

     o    used aircraft supply and demand;

     o    interest rates and credit availability;

     o    fuel and other operating costs;

     o    passenger demand;

     o    retirement and obsolescence of aircraft models;

     o    re-introduction into service of aircraft previously in storage;

     o    governmental regulations; and

     o    lack of capacity in the air traffic control system.

     Additional factors outside our control that may lead to sharp increases or decreases in aircraft values or lease rates for specific aircraft include:

     o manufacturer production levels and competition between aircraft manufacturers, such as the current competition between The Boeing Company and Airbus Industrie, which has led to an increased supply of new aircraft at lower prices;

     o manufacturers merging or leaving the aircraft industry, such as the merger between Boeing and McDonnell Douglas and the bankruptcy of Fokker N.V., which has led to the termination of production of MD and Fokker aircraft and a resulting decrease in the values and lease rates for our MD and Fokker aircraft;

     o    the maintenance and operating history of the aircraft;

     o the number of operators using a particular type of aircraft (which may be reduced by bankruptcy or industry consolidation) and the supply of that type of aircraft;

     o legal or regulatory requirements that prevent the re-leasing or sale of that type of aircraft;

     o    the discovery of manufacturing defects in an aircraft model; and

     o    new regulatory requirements relating to an aircraft model.

     The actual market value or the proceeds which we would receive upon a sale of the aircraft may be significantly lower than the appraised value of the aircraft. In that case, our ability to make scheduled payments on the notes may suffer.

     Aircraft appraised values, also known as base values, do not necessarily reflect the market value for an aircraft at a specific time. Appraised values are based on the assumption that there is an "open, unrestricted and stable market environment with a reasonable balance of supply and demand" and take into account long-term trends, including current expectations of particular models becoming obsolete more quickly as a result of airlines switching to different models or manufacturers ceasing production and expected declines in lease rates. However, the aircraft market is not always stable and there may be supply and demand imbalances at any given time, especially for specific aircraft types. At the high point in the aircraft market cycle, the current market value of some aircraft may be close to their appraised value while the current market value of others, particularly older or widebody aircraft, may be significantly less than their appraised values. At low points in the aircraft market cycle, such as we are currently experiencing, the current market value of most aircraft types and the proceeds from a sale of most aircraft are likely to be less or in many cases much less, than appraised values and neither the market value nor the appraised value should be relied upon as a measure of realizable value. If we sell an aircraft to generate cash to make payments on the notes, the proceeds of the sale may be significantly less than its appraised value. We may therefore have insufficient cash to make payments on the notes. Since market lease rates may also depend on current market values for aircraft, and market values may be less than appraised values, we may be unable to re-lease aircraft at rental rates sufficient to repay the notes.

     If the appraised values of our aircraft decline at a faster rate than we have assumed, we may be required to accelerate principal payments on the class A notes which may result in a suspension of payments to other noteholders.

     Due to various market factors, including the terrorist attacks of September 11, 2001, aircraft appraisers have recently reduced appraised values for aircraft, especially older widebody aircraft, which make up a significant proportion of our portfolio. The appraised value of our portfolio has declined by 7.8% in the year ended March 31, 2002 ($40 million more than the decline assumed in our 2000 Base Case). We determined the scheduled principal payments on the notes based on assumptions as to the appraised value of the aircraft. Under the indenture, we must accelerate the scheduled principal payments on the class A notes if the aircraft appraised values decline at a greater rate than we assumed. After paying the increased principal amount on the class A notes, we may have insufficient cash flows to make payments on the notes which rank after that in the priority of payments.

     New, more technologically advanced aircraft may impair our ability to re-lease or sell our aircraft. If we are unable to re-lease or sell our aircraft on favorable terms, we may be unable to make payments on the notes.

     The availability of newer, more technologically advanced aircraft or the introduction of increasingly stringent noise or emissions regulations may make it more difficult for us to re-lease or sell aircraft. Within the last year, particularly following the events of September 11, 2001, demand for some older narrowbody Stage 3 aircraft, which makes up a significant proportion of our portfolio, has been adversely affected by the availability of new generation narrowbody Stage 3 aircraft. This risk is particularly significant for us given our need to repay principal and interest on the notes over a relatively long period. This will require us to lease or sell many of the aircraft close to the end of their useful economic life. We expect that our ability to manage these technological risks through modifications to aircraft and sale of aircraft will be limited.

     The concentration of aircraft types in our portfolio could magnify the impact of declines in lease rates or aircraft values and adversely affect our cash flow.

     As of June 17, 2002, the MD-82, MD-83 and B767-300ER models of aircraft comprised a total of 17.12% of our portfolio by appraised value as of February 19, 2002. This concentration on particular models or types of aircraft could magnify the adverse impact to our cash flow if there is a decline in lease rates or aircraft values for these models or types of aircraft, or if significant costs are required to be incurred with respect to these aircraft. The negative impact can be especially severe (a) where there is a sharp decrease of lease rates or aircraft values or (b) if specific governmental or technical regulations are imposed on particular aircraft types, as we have seen with (x) the discontinuation of production of MD-82s and MD-83s and the reduction in demand for B767s including, in particular, B767s powered by Pratt and Whitney engines and (y) the Airworthiness Directives with respect to the MD-80s and B737s, all as described more fully below in "Item 4. Information on the Company -- Business Overview -- The Leases". These events have caused, and could continue to cause, our overall lease rates or the aircraft values to significantly decrease and may cause us to incur significant costs which would reduce our cash flow.

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

     As of June 17, 2002, two lessees have options to purchase a total of three aircraft, representing 6.10% of the portfolio by appraised value as of February 19, 2002. There is a risk that the purchase prices may be less than the proportionate portion of the unpaid principal of the notes allocable to the aircraft being purchased. If those options are exercised, there could be a reduction in the amount, or a delay in the timing, of required payments on the notes.

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

     The aircraft industry is heavily regulated and aviation authorities may adopt additional regulations in jurisdictions where our aircraft are registered or operated. For example, as a result of the terrorist attacks in the

United States on September 11, 2001, installation of enhanced Ground Proximity Warning Systems in all aircraft by 2005 has been mandated by the U.S. Federal Aviation Administration ("FAA") and the European Joint Airworthiness Authorities and further new security directives are under consideration by a number of aviation authorities. To the extent the cost of complying with such regulations is required to be borne by AerCo rather than the lessees, we could incur significant cash expenditures in order to comply with such regulations. Further additional regulations, especially relating to aircraft noise and emissions, may also cause us to incur significant costs, depress the value of the aircraft and impair our ability to re-lease or sell aircraft.

Lease Risks

     We may not have enough cash flow to make payments on the notes if we are unable to re-lease aircraft quickly or on favorable terms.

     Our primary sources of cash flow are payments under the leases and proceeds from the sale of aircraft. We may not be able to re-lease the aircraft upon expiration of the leases without incurring significant downtime. If we cannot re-lease the aircraft we may not have enough cash flow to make payments on the notes. Even if we can re-lease the aircraft we may be unable to receive favorable rental rates, especially if there is reduced demand for aircraft on operating lease. The current difficult environment in the aviation industry, as exacerbated by the terrorist attacks of September 11, 2001 and the subsequent and continuing political and economic fallout, has resulted in reduced demand for aircraft generally, including aircraft on operating lease, resulting in an oversupply of aircraft available for lease, increased downtime and a decline in lease rates.

     Our ability to re-lease aircraft and obtain acceptable lease payments and terms may also suffer because of:

     o    economic conditions affecting the airline industry;

     o    the supply of competing aircraft and demand for particular types;

     o    lessor competition;

     o    restrictions on our re-leasing flexibility under the indenture;

     o increased bargaining power for lessees as they join airline global alliances; and

     o a reduction in the number of potential lessees due to airline bankruptcies, liquidation or consolidation.

     The leases for three of the aircraft, representing 5.53% of the portfolio by appraised value at February 19, 2002, are scheduled to expire before December 31, 2002. The leases for 40 of the aircraft, representing 72.51% of the portfolio by appraised value at February 19, 2002 are scheduled to expire before December 31, 2005. The lease rates that we are able to obtain upon re-leasing or extension of existing leases may be lower and in some cases, considerably lower, than current lease rates, especially when there is less demand for aircraft on operating lease as in the current environment, which may adversely affect our ability to make payments on the notes.

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

     As a consequence of the terrorist attacks in the United States on September 11, 2001, airlines worldwide are currently experiencing significant difficulties in maintaining war insurance cover in the amounts required under their leases with us and other lessors. While these insurance issues have been mitigated in certain jurisdictions by a number of temporary government schemes, and the emergence of a limited available insurance market, in the absence of longer term satisfactory solutions on this matter, it may be necessary for certain aircraft to be grounded. This would likely reduce our cash flow if as a result aircraft were returned early and/or we do not receive rental payments from lessees which are affected by such developments.

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

     In addition, the events of September 11, 2001, together with international economic conditions, have resulted in airlines worldwide experiencing financial difficulties. Two significant European airlines (Sabena and Swissair) have since filed for bankruptcy and major airlines throughout the world have announced large losses. A number of our lessees have experienced financial difficulties and we have agreed to rental holidays, rental restructurings, the early return of aircraft and similar measures for a number of lessees. You should expect that a significant proportion of our lessees will continue to be in a weak financial position. You should also expect this to be the case with future lessees. As a result, a large proportion of lessees may consistently be significantly in arrears in their rental payments or maintenance payments at any particular time. The current level of defaults and lessee arrears should not be seen as representative of future defaults and arrears. We can give no assurance that defaults and amounts in arrears will not increase if the market for aircraft on operating lease experiences further difficulties or cyclical downturns. You should refer to "Item 4. Information on the Company -- Business Overview -- The Lessees -- Payment History" for a detailed discussion of the lessees that are having financial difficulties or are in arrears on their lease obligations.

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

     Our ability to terminate the lease and repossess the aircraft may be limited by the following factors:

     o a lessee contesting our right to terminate the lease and repossess the aircraft;

     o    our inability to export, deregister and redeploy the aircraft;

     o legal restrictions on our ability to terminate or repossess the aircraft; and

     o the appointment of a trustee in bankruptcy or similar officer in the case of a bankrupt or insolvent lessee.

     Even if we are able to terminate the lease and repossess the aircraft, we may incur substantial costs, including:

     o the direct costs associated with the termination of the lease or repossession of an aircraft, including technical and legal costs;

     o    the cost of returning the aircraft to the appropriate jurisdiction;

     o the payment of debts and taxes secured by liens on the aircraft that were not paid by the lessee;

     o the costs of retrieving or recreating aircraft records that are required for re-registering the aircraft;

     o the costs of putting the aircraft back in a condition suitable for leasing or sale;

     o    costs of obtaining a certificate of airworthiness for the aircraft;
          and

     o swap breakage costs incurred under our agreements with swap providers.

Risks Relating to Payments on the Notes

     We did not refinance the subclass A-3 notes by their expected final payment date and we may be unable to refinance the subclass B-2 and subclass C-2 notes by their expected final payment dates.

     The subclass A-3 notes had an expected final payment date of June 15, 2002. As with other soft-bullet notes which are not repaid prior to their expected final payment date, we would ordinarily plan to refinance the subclass A-3 notes by their expected final payment date by issuing refinancing notes which would rank equally with the other class A notes but with different interest rate, principal payment and other terms. However, because of the downturn in the aviation industry and the deterioration of the capital markets, we determined that it was not in the economic interest of AerCo to refinance the subclass A-3 notes on or before June 15, 2002. Accordingly, we are required to pay step-up interest on the subclass A-3 notes from June 15, 2002. Step-up interest is payable after payment of interest, minimum principal and scheduled principal on our class A, class B, class C and class D notes and any aircraft modification payments.

     We will continue to monitor market conditions and to assess when and if a refinancing of the subclass A-3 notes is appropriate.

     The subclass B-2 and subclass C-2 notes may also reach their expected final payment date before we have received sufficient cash flows to repay them. In that case, we would again plan to refinance the subclass B-2 and subclass C-2 notes by issuing refinancing notes. As was the case with the subclass A-3 notes, our ability to refinance the subclass B-2 and subclass C-2 notes will depend on many factors outside our control including general conditions in the capital markets and the markets' perception of the commercial aviation industry, the aircraft leasing business generally or our own company. If we cannot refinance the subclass B-2 and subclass C-2 notes on acceptable terms, the subclass B-2 and subclass C-2 notes would remain outstanding beyond their expected final payment date and we would be required to pay step-up interest on those notes from their expected final payment date until they are repaid in full or refinanced.

     In the future, we may issue additional notes and refinancing notes that may also require refinancing like the subclass A-3, subclass B-2 and subclass C-2 notes. These notes would present the same refinancing risk that we describe above.

     If our assumptions about cash flow and operating costs do not match actual experience, we may be unable to make note payments on time or at all.

     We have determined the expected final payment dates for the notes based on assumptions made at the time of their issue about our future cash flows and interest and operating costs and possible future economic conditions. Many of these assumptions relate to future political, economic and market conditions that are outside our control and are difficult or impossible to predict. Market interest rates are an example of such an assumption. Other assumptions relate to future events that depend on the actions of lessees or others with whom we deal. Insurance recoveries and maintenance payments are examples of such assumptions. For this reason, it is unlikely that our experience in the future will be consistent with the assumptions we have made relating to cash flow and operating costs. As a result, we may be unable to make payments on the notes at the times and in the amounts that our assumptions indicate. Further, our assumptions clearly did not anticipate events such as the terrorist attacks of September 11, 2001, which impacted cash flow adversely in a manner not illustrated by the assumptions.

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

     In addition, noteholders' right to receive payments of interest, principal and any premium on junior classes of notes is subordinated to payments on more senior subclasses of notes. If an event of default occurs, then the holders of a class of notes may not exercise remedies under the indenture until all amounts we owe on more senior classes of notes and our other more senior obligations have been paid. In that case, holders of the most senior class of notes will control the exercise of these remedies.

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

     The activities of our service providers and their affiliates could expose us to taxation in the Netherlands, which could harm our ability to make payments on the notes.

     Following the acquisition of debis Ireland by debis and the restructuring of its operations, we and our subsidiaries could be subject to Dutch tax on some or all of our income. We have received an opinion from our Dutch tax advisors that we and our subsidiaries should not be subject to Dutch tax as a result of being considered tax resident in, or having a permanent establishment in, the Netherlands. This opinion is based, in part, on representations by debis Ireland concerning, among other things, the manner in which it and its affiliates conduct their servicing activities for us. The opinion represents only the best judgment of our Dutch tax advisors and is not binding on the Dutch tax authorities or the courts. Accordingly, there can be no assurances that we and our subsidiaries will not be subject to Dutch tax on some or all of our income. Any such Dutch tax would reduce the amounts available to make payments on the notes.

     If we lose our Irish tax benefits, we may be unable to make required note payments.

     Our Irish-resident aircraft owning companies, including those we acquired from the debis Ireland group, are entitled to certain corporate tax benefits for Shannon, Ireland certified companies, including a preferential corporate taxation rate of 10% through December 2005. The loss of these tax benefits could affect our ability to make the required payments on the notes.

     If, (i) whether because of its acquisition by debis or otherwise, debis Ireland were liquidated or were to cease to hold its 5% shareholding in AerCo, or (ii) whether because of the downsizing of the Shannon office as further described in "Item 6. Directors, Senior Management and Employees -- The Servicer," or otherwise the debis Ireland group were to reduce or relocate its operations for any reason such that it failed to maintain, among other things, certain employment levels at Shannon, Ireland, or (iii) a member of the debis Ireland group were to resign or be removed as servicer, administrative agent or cash manager of AerCo Group, then our aircraft owning companies may become subject to Irish corporate taxation at the general Irish statutory rate. In these situations, and in general, debis Ireland has agreed to use its best efforts to maintain the Shannon corporate tax benefits for the benefit of

AerCo Group. The general Irish statutory rate on net trading income is currently 16%. Irish tax law provides for a reduction of this rate to 12.5% for 2003 and subsequent years.

     As part of the current reorganization of its Shannon operations, debis is involved in discussions with the Irish Ministry of Finance and with Shannon Development on the continuation of AerCo's entitlement to certain corporate tax benefits for Shannon, Ireland certified companies. debis has received the support of Shannon Development on the retention of AerCo's entitlement to its existing Shannon tax benefits. The outcome of the discussions with the Ministry of Finance will not be known until after this document is filed and there can be no assurance that AerCo's current tax treatment will be extended.

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

     Failure to qualify for treaty benefits or the activities of our service providers could expose us to U.S. federal income taxation, which could harm our ability to make payments on the notes.

     We and our Irish-resident aircraft owning subsidiaries do not expect to have any material U.S. federal income tax liability provided that we and our Irish-resident aircraft owning subsidiaries qualify for benefits under the income tax treaty between the United States and Ireland. Following the acquisition of debis Ireland by debis and the subsequent restructuring of the operations of debis Ireland, it is unclear whether we and our Irish-resident aircraft owning subsidiaries qualify for benefits under the U.S.-Ireland income tax treaty. Prior to such acquisition, debis Ireland (then AerFi) had obtained from the U.S. tax authorities a determination under the discretionary relief provision of the U.S.-Ireland income tax treaty confirming that debis Ireland and certain of its affiliates (including we and our Irish-resident aircraft owning subsidiaries) qualified for treaty benefits. If a material change in facts and circumstances occurs debis Ireland is required to apply to the U.S. tax authorities to request treaty benefits be extended on the basis of the new facts and circumstances. Following the acquisition of debis Ireland by debis, debis Ireland has met with the U.S. tax authorities and will make such an application. However, because the relief is discretionary, there can be no assurance that it will be granted. Should the discretionary relief not be granted we and our Irish aircraft owning subsidiaries may not qualify for treaty relief. If we and our Irish-resident aircraft owning subsidiaries do not qualify for treaty benefits, we and our Irish-resident aircraft owning subsidiaries may be subject to U.S. federal income tax on part or all of our income, which would reduce the cash flow available to make payments on the notes.

     In addition, there can be no assurance that the activities of the servicer, the administrative agent and other service providers will not expose us and our non-U.S. aircraft owning subsidiaries to U.S. federal income tax on part or all of our income, which would reduce the cash flow available to make payments on the notes.

         Our operations may become subject to income tax in other jurisdictions which could harm our ability to make payments on the notes.

     We and our subsidiaries may also be subject to income tax in other jurisdictions as a result of the servicer's activities or otherwise. If our income is subject to taxation, the cash flows available to make payments on the notes may be reduced.

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

     The Initial Acquisition

     On July 15, 1998, we made an offering of subclass A-1, subclass A-2, subclass B-1 and subclass C-1 notes in the aggregate principal amount of $800 million. We used these proceeds, together with the proceeds of an offering of subclass D-1 and subclass E-1 notes (the subclass D-1 and subclass E-1 notes, together with the subclass A-1, subclass A-2, subclass B-1 and subclass C-1 notes, the "1998 notes") to debis Ireland to purchase, in addition to the purchases described below, all of the outstanding capital stock of ALPS 94-1, another securitization vehicle, from the trustees of a charitable trust (the "ALPS 94-1 Trust") for a nominal amount. This purchase price reflected the very limited economic entitlements of these trustees as shareholders of ALPS 94-1. On July 15, 1998, ALPS 94-1 was the owner of 25 commercial jet aircraft.

     On July 15, 1998, we also purchased all of the capital stock of three wholly-owned newly incorporated subsidiaries of debis Ireland, AerCo Ireland Limited, AerCo Ireland II Limited and AerCo USA Inc. (together the "debis transferred companies") for a net purchase price equal to $0.3 million. On July 15, 1998, the debis transferred companies were the owners of ten commercial jet aircraft.

     On July 15, 1998, we loaned ALPS 94-1 a portion of the net cash proceeds from the issuance of the 1998 notes for the purpose of immediately redeeming or repaying ALPS 94-1's existing financial indebtedness and paying fees and other expenses payable by ALPS 94-1 in connection with the refinancing of ALPS 94-1 and the offering.

     On July 15, 1998, we loaned each debis transferred company a portion of the net proceeds from the issuance of the 1998 notes to immediately repay its indebtedness to debis Ireland. All letters of credit, guarantees or similar arrangements securing obligations of any lessee of the transferred aircraft were transferred to, renewed, amended or reissued in the name of, a debis transferred company.

     ALPS 94-1 and GECAS, the former servicer to ALPS 94-1 and currently servicer to debis Ireland in respect of certain of its assets, also reached an agreement to terminate the existing ALPS 94-1 servicing agreement on July 15, 1998 in exchange for a termination fee. ALPS 94-1 agreed, upon termination of the ALPS 94-1 servicing agreement to waive all claims it might have against GECAS, its affiliates and their representatives. ALPS 94-1 also agreed to indemnify GECAS, its affiliates and their representatives for any losses they might have incurred in connection with the termination of the ALPS 94-1 servicing agreement, the offering and the issuance of the 1998 notes and the refinancing of ALPS 94-1. The trustees of the ALPS 94-1 Trust made no representations, warranties or indemnities in selling their shares to AerCo. debis Ireland made customary representations and warranties in the share purchase agreement for the acquisition of the debis transferred companies and aircraft, including representations relating to solvency, undisclosed contingent liabilities and insurance. debis Ireland agreed to indemnify AerCo Group for breaches of its representations and warranties relating to the debis transferred companies and the transferred aircraft. These representations and warranties survived until July 15, 2001. AerCo did not make any claims for breaches of these representations and warranties. AerCo Group's potential recovery under them was limited to approximately $185 million.

     The Refinancing and Additional Aircraft Acquisition

     On July 17, 2000, we made an additional offering of subclass A-3, subclass A-4, subclass B-2 and subclass C-2 notes in the aggregate principal amount of $960 million (the "2000 notes"). We used these proceeds, together with the proceeds of an offering of subclass D-2 and subclass E-2 notes to debis Ireland, to finance our acquisition of 30 additional aircraft (the "additional aircraft") through the acquisition of all the outstanding capital stock of 18 aircraft owning subsidiaries of debis Ireland (the "new debis transferred companies") and to refinance our then existing subclass A-1 and subclass D-1 notes. The 30 additional aircraft had an appraised value of $724.1 million at April 30, 2000 and were on lease to 20 lessees in 13 countries as of July 17, 2000. Only six of the 30 additional aircraft were delivered to AerCo as of the closing date because the debis Ireland group needed additional time in order to obtain lessee consents, necessary governmental authorizations, revised insurance certificates and meet other requirements in order to transfer such aircraft. We deposited the proceeds of this offering allocable to the 24 remaining aircraft into the aircraft purchase account and we used these funds to purchase the remaining aircraft as they became ready for delivery. A further eight of the additional aircraft were purchased by AerCo on August 3, 2000, six on October 5, 2000, four on November 2, 2000, one on November 15, 2000, one on December 8, 2000, two on December 20, 2000 and two on January 31, 2001. See "Item 6. Directors, Senior Management and Employees -- Directors and Senior Management" for a more detailed description of debis and our servicing arrangements.

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

     AerCo loaned each of the new debis transferred companies a portion of the net proceeds of the offering of the 2000 notes to repay its indebtedness to the debis group or third party creditors. All letters of credit, guarantees or similar arrangements securing obligations of any lessee of the additional aircraft were transferred to, renewed, amended or reissued in the name of, the relevant new debis transferred company upon the purchase of each new debis transferred company by AerCo.

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

B. Business Overview

Portfolio Information

     As of June 17, 2002, our total portfolio comprised 61 aircraft on lease to 34 lessees in 20 countries.

     As of June 17, 2002, the total appraised value of our 61 aircraft based upon the appraised values as of February 19, 2002 was $1,280.9 million. As of June 17, 2002, the weighted average remaining contracted lease term of the portfolio (by appraised values as of February 19, 2002 and without giving effect to purchase options or extension options) was 35 months. The longest lease is scheduled to expire in March 2008. Therefore, we will be required to re-lease each of the aircraft one or more times prior to the final maturity date for the notes. See "Risk Factors -- Lease Risks."

Appraisers' Report

     We obtained appraised values of our portfolio of aircraft at February 19, 2002. The values provided by the appraisers represent the base value in respect of our aircraft.

     The base value is equal to the average of the opinions of the appraisers as to the value of each aircraft at normal utilization rates in an open, unrestricted and stable market at February 19, 2002, adjusted to take account of the reported maintenance standard of the aircraft. The appraisals were not based on physical inspection of the aircraft and do not take into account the value of the leases, maintenance reserves or security deposits.

     On the basis of the three independent appraisals, the average base value for the aircraft was approximately $1,301.9 million at February 19, 2002 compared with an average base value of $1,411.3 million at February 19, 2001, the date of the previous appraisals. The reduction in value represents utilization for the period and the appraisers' view of long-term trends resulting in a permanent reduction in the value of the aircraft. The aggregate base values calculated by each of the three appraisers for the aircraft are $1,344.3 million in the case of BK Associates, Inc., $1,313.7 million in the case of Aircraft Information Services, Inc. and $1,247.6 million in the case of Airclaims Limited.

     You should not rely on the appraised value as a measure of the realizable value of any aircraft. See "Key Information -- Risk Factors -- Aircraft Risks."

     The following table lists the appraised values of the 61 aircraft at February 19, 2002.

                                                                           Appraisal of
                                                             ----------------------------------------     Average
                                                Date of        Aircraft                                  Appraised
                       Engine                 Manufacture/   Information    Airclaims                     Value at
Aircraft Type       Configuration     MSN      Conversion      Services      Limited    BK Associates  February 19, 2002
-------------       -------------     ---     -----------    -----------    ---------   -------------  -----------------
                                                             (U.S.$'000)   (U.S.$'000)    (U.S.$'000)     (U.S.$'000)
A300B4-200            CF6-50C2         240         May-83          6,740         5,820      11,850            8,137
A320-200              V2500-A1         354         Oct-92         24,690        26,350      24,650           25,230
A320-200              V2500-A1         411         Mar-93         26,530        27,910      27,100           27,180
A320-200              V2527-A5         934         Jan-99         37,970        35,200      38,650           37,273
A320-200              CFM56-5A1         85         Feb-90         23,320        23,420      23,100           23,280
A320-200              CFM56-5A3        299         Apr-92         25,110        26,150      24,900           25,387
A320-200              V2500-A1         362         Nov-92         24,210        24,840      24,750           24,600
A320-200              CFM56-5A3        391         Feb-93         26,090        26,560      27,300           26,650
A320-200              CFM56-5A1        403         Dec-93         27,300        29,250      28,450           28,333
A321-200              V2533-A5        1207         Apr-00         51,300        45,400      49,600           48,767
B737-300              CFM56-3B1      23345         Jul-85         14,570        13,210      11,550           13,110
B737-300              CFM56-3C1      24834         Jun-90         19,170        17,950      18,950           18,690
B737-300              CFM56-3C1      24856         Aug-90         20,150        18,570      19,500           19,407
B737-300              CFM56-3B2      25041         Mar-91         21,050        19,760      20,350           20,387
B737-300              CFM56-3C1      25604         Jan-93         20,940        19,790      21,550           20,760
B737-300              CFM56-3B2      26440         Mar-92         21,600        19,790      21,150           20,847
B737-300              CFM56-3B1      24465         Aug-89         19,100        17,040      18,250           18,130
B737-300              CFM56-3B1      24677         Mar-90         19,800        17,550      18,850           18,733
B737-300              CFM56-3C1      24908         Mar-91         21,350        19,660      20,250           20,420
B737-300              CFM56-3C1      24909         Apr-91         20,250        18,750      19,500           19,500
B737-300              CFM56-3C1      26068         Jun-92         21,710        19,770      21,450           20,977
B737-300              CFM56-3B2      26442         May-92         21,840        19,820      21,350           21,003
B737-300QC            CFM56-3B2      24021         Nov-88         19,710        19,950      18,300           19,320
B737-400              CFM56-3C1      24270         May-89         20,760        19,510      20,300           20,190
B737-400              CFM56-3C1      24271         Jun-89         20,760        19,360      20,250           20,123
B737-400              CFM56-3C1      24901         May-90         22,860        21,200      22,600           22,220
B737-400              CFM56-3C1      25594         May-92         24,150        21,970      23,900           23,340
B737-400              CFM56-3C1      27074         Apr-92         23,950        22,190      24,300           23,480
B737-400              CFM56-3C1      23868         Oct-88         21,060        18,530      20,550           20,047
B737-400              CFM56-3C1      23979         Jan-89         20,230        19,310      20,200           19,913
B737-400              CFM56-3C1      24685         May-90         22,430        20,540      22,150           21,707
B737-400              CFM56-3C1      24904         Feb-91         24,090        21,830      23,400           23,107
B737-400              CFM56-3C1      25764         Jun-92         23,360        20,000      24,350           22,570
B737-400              CFM56-3C1      25765         Jul-92         23,620        20,270      24,600           22,830
B737-400              CFM56-3C1      26066         Jun-92         23,140        21,690      24,400           23,077
B737-500              CFM56-3C1      24651         Apr-90         18,170        18,650      16,550           17,790
B737-500              CFM56-3C1      25768         May-95         20,400        20,750      20,900           20,683
B737-500              CFM56-3C1      25789         Feb-92         19,890        19,910      18,950           19,583
B737-500              CFM56-3C1      27153         Aug-93         18,850        19,780      19,150           19,260
B737-500              CFM56-3C1      27155         Mar-93         19,310        20,360      19,300           19,657
B737-500              CFM56-3C1      26067         Jun-92         18,830        19,650      18,050           18,843
B757-200              RB211-535E4    26152         Aug-92         35,570        30,230      35,450           33,750
B757-200              RB211-535E4    26153         Aug-92         36,460        30,930      36,600           34,663
B757-200              RB211-535E4    26158         Feb-93         39,220        34,240      38,250           37,237
B767-300ER            PW4060         24947         Mar-91         53,010        45,770      48,300           49,027
B767-300ER            PW4060         24999         Feb-91         51,540        45,700      47,450           48,230
DC8-71F               CFM56-2C1      46040         Mar-91         11,080        12,800      10,750           11,543
DC8-71F               CFM56-2C1      46064         Mar-92          8,510        11,430       8,300            9,413
F-100                 TAY650-15      11320         Apr-91          7,710        10,000      10,000            9,237
F-100                 TAY650-15      11322         Jun-91          6,720         9,400      10,050            8,723
F-100                 TAY650-15      11341         Aug-91          8,410        10,730      10,750            9,963
F-100                 TAY650-15      11350         Apr-92          8,830        10,530      11,650           10,337
F-100                 TAY650-15      11351         Sep-91          8,030        10,320      10,600            9,650
MD-82                 JT8D-217C      49570         Feb-88         12,590        11,320      16,400           13,437
MD-82                 JT8D-219       49905         Oct-90         14,770        13,320      18,950           15,680
MD-82                 JT8D-219       49931         Aug-90         15,460        14,270      18,800           16,177
MD-82                 JT8D-219       49932         Sep-90         15,550        14,320      18,850           16,240
MD-82                 JT8D-219       53245         Apr-92         15,540        13,420      19,150           16,037
MD-83                 JT8D-219       49627         Apr-89         13,740        12,540      18,150           14,810
MD-83                 JT8D-219       49790         Oct-89         13,860        13,470      18,900           15,410
MD-83                 JT8D-219       49952         Dec-91         16,780        14,800      21,700           17,760
                                                               ---------     ---------     -------           ------
                                                               1,313,740     1,247,550   1,344,300        1,301,863
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

     The following table lists the 61 aircraft by type and number as of June 17, 2002 and the percentage of appraised value of each aircraft at February 19, 2002.

                                                        Number                                   % of Portfolio
                                          Type of         of                          Engine      by Appraised
Manufacturer                             Aircraft      Aircraft      Body Type        Stage           Value
-----------------------------------     -----------    --------     -----------       -----      --------------
Airbus (21.10%)....................     A300-B4-200        1        Widebody             3             0.63%
                                        A320-200           8        Narrowbody           3            16.72%
                                        A321-200           1        Narrowbody           3             3.75%
Boeing (75.22%)....................     B737-300          12        Narrowbody           3            17.82%
                                        B737-300QC         1        Narrowbody           3             1.48%
                                        B737-400          12        Narrowbody           3            20.17%
                                        B737-500           6        Narrowbody           3             8.90%
                                        B757-200           3        Narrowbody           3             8.12%
                                        B767-300ER         2        Widebody             3             7.47%
                                        MD-82              5        Narrowbody           3             5.96%
                                        MD-83              3        Narrowbody           3             3.69%
                                        DC8-71F            2        Freighter            3             1.61%
Fokker (3.68%).....................     F-100              5        Narrowbody           3             3.68%
                                                         ---                                         -------
                                                          61                                         100.00%
                                                         ===                                         =======

     The following table sets forth the exposure of our portfolio by lessee at June 17, 2002 by reference to the appraised value at February 19, 2002.

                                                                        % of
                                                        Number      Aircraft by
                                                          of         Appraised
Lessee (1)                                             Aircraft        Value
----------                                             --------     -----------
BMI Limited.........................................        2           6.61%
Spanair S.A.........................................        4           7.06%
Air Canada..........................................        2           5.94%
Asiana Airlines Inc.................................        3           5.08%
Frontier Airlines Inc...............................        3           4.71%
TAM-Transportes Aereos Regionais S.A................        5           3.66%
JMC Airlines........................................        2           4.03%
Airtours International Airways Limited..............        2           3.84%
Blue Panorama Airlines SpA..........................        2           3.51%
Aigle Azur..........................................        1           1.77%
China Southern Airlines Company Limited.............        2           3.21%
Pegasus Hava Tasimaciligi A.S.......................        2           3.20%
Virgin Express S.A..................................        3           4.66%
Air 2000 Limited....................................        1           2.86%
Xiamen Airlines Limited.............................        2           2.99%
Philippine Airlines Inc.............................        3           4.62%
Finnair Oy..........................................        2           2.44%
China Xinjiang Airlines.............................        1           2.66%
Avianca.............................................        1           2.59%
Vanguard Airlines...................................        2           2.49%
Monarch Airlines Limited............................        1           2.05%
Volare Airlines SpA.................................        1           1.79%
Malev Hungarian Airlines............................        2           3.27%
PT Mandela..........................................        1           1.54%
VARIG...............................................        1           1.44%
Societe d'Exploitation Aeropostale..................        1           1.48%
Far Eastern Air Transport Corporation (F.E.A.T.)....        1           1.36%
Nordeste Linhas Aereas Regionais S.A................        1           1.45%
British Airways Plc.................................        2           3.07%
Braathens ASA S.A.F.E...............................        1           1.37%
Delta Air Lines.....................................        1           1.01%
Aircraft International Leasing Limited (A.I.L.L.)...        1           0.89%
BAX Global Inc......................................        1           0.72%
Indian Airlines Limited.............................        1           0.63%
                                                         ----        --------
                                                           61         100.00%
                                                          ===        ========

---------
(1)  Total number of lessees as of June 17, 2002 = 34

     The following table lists the 61 aircraft by country at June 17, 2002 according to the number of aircraft and the percentage of the appraised value at February 19, 2002.

                                                                      % of
                                                  Number of        Aircraft by
Country(1)                                        Aircraft       Appraised Value
----------                                        ---------      ---------------
United Kingdom................................        10               22.44%
United States.................................         7                8.93%
China.........................................         5                8.86%
Turkey........................................         2                3.20%
Spain.........................................         4                7.06%
Brazil........................................         7                6.56%
Canada........................................         2                5.94%
Italy.........................................         3                5.30%
South Korea...................................         3                5.08%
Belgium.......................................         3                4.66%
Philippines...................................         3                4.62%
Finland.......................................         2                2.44%
Colombia......................................         1                2.59%
Hungary.......................................         2                3.27%
France........................................         2                3.26%
Taiwan........................................         1                1.36%
Norway........................................         1                1.37%
Chile.........................................         1                0.89%
India.........................................         1                0.63%
Indonesia.....................................         1                1.54%
                                                      --              ------
                                                      61              100.00%
                                                      ==              ======

---------
(1)  Total number of countries = 20

     The following table lists the 61 aircraft by region at June 17, 2002 according to the number of aircraft and to the percentage of the appraised value at February 19, 2002.

                                                                      % of
                                                  Number of        Aircraft by
Region                                            Aircraft       Appraised Value
------                                            ---------      ---------------
Developed Markets:
  Europe......................................        25               46.53%
  North America...............................         9               14.87%
Emerging:
  Asia........................................        13               20.55%
  Europe and the Middle East..................         4                6.47%
  Latin America...............................        10               11.58%
                                                      --              ------
                                                      61              100.00%
                                                      ==              ======

     The following table lists the 61 aircraft by year of aircraft manufacture or conversion to freighter at June 17, 2002 according to the number of aircraft and to the percentage of the appraised value at February 19, 2002.

                                                                      % of
                                                  Number of        Aircraft by
Year of Manufacture or Conversion                 Aircraft       Appraised Value
---------------------------------                 ---------      ---------------
1983................................                  1               0.63%
1985................................                  1               1.01%
1988................................                  3               4.06%
1989................................                  6               8.34%
1990................................                 10              14.59%
1991................................                 12              19.01%
1992................................                 18              30.42%
1993................................                  7              13.76%
1995................................                  1               1.59%
1999................................                  1               2.86%
2000................................                  1               3.73%
                                                     --             ------
                                                     61             100.00%
                                                     ==             ======


     The following table lists the aircraft by seat category at June 17, 2002 calculated by reference to the number of aircraft and to the percentage of the appraised value at February 19, 2002.

                                                                                                 % of
                                                                                              Aircraft by
  Seat                                                                          Number of      Appraised
Category                             Aircraft Type                               Aircraft        Value
----------       ------------------------------------------------------         ---------     -----------
91-120           B737-500, F-100                                                    11           12.58%
121-170          A320-200, B737-300, B737-300QC, B737-400, MD-82, MD-83             41           65.86%
171-240          A321-200, B757-200                                                  4           11.86%
241-350          A300-B4-200, B767-300ER                                             3            8.10%
Freighter        DC8-71F                                                             2            1.60%
                                                                                    --          ------
                                                                                    61          100.00%
                                                                                    ==          ======

Distribution of Revenues by Geographic Area

     The following table indicates the distribution of AerCo's revenues by geographic area for fiscal periods indicated:

                                          Year ended                 Year ended                Year ended
                                        March 31, 2002             March 31, 2001            March 31, 2000
                                     --------------------       -------------------       -------------------
                                     U.S.$'000        %         U.S.$'000       %         U.S.$'000       %
                                     ---------      -----       ---------     -----       ---------     -----
      Europe....................       85,646        52.6%        84,629       51.3%        52,956       48.5%
      North America.............       21,215        13.0%        26,657       16.2%         9,186        8.4%
      South/Central America.....       18,511        11.4%        21,615       13.1%        21,366       19.6%
      Asia/Pacific..............       37,418        23.0%        32,033       19.4%        25,638       23.5%
                                      -------       -----        -------      -----        -------      -----
                                      162,790       100.0%       164,934      100.0%       109,146      100.0%
                                      =======       =====        =======      =====        =======      =====

     All revenues are derived from aircraft leasing.

     In the year ended March 31, 2002, 21% of AerCo's lease revenues was derived from the United Kingdom. No other country accounted for greater than 10% of AerCo's lease revenues.

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

                            AerCo Portfolio Analysis

                                                                                                                        % of
                                                                                                          Appraised   Portfolio
                                                                                              Date of      Value at      by
                                                         Aircraft      Engine               Manufacture/   February   Appraised
     Region          Country             Lessee            Type     Configuration   MSN    Conversion(1)   19, 2002     Value
----------------  ---------------   -----------------   ----------  -------------  -----   -------------  ---------   ---------
                                                                                                         (U.S.$'000)
Europe..........  Belgium           Virgin Express      B737-400    CFM56-3C1      24270       May-89        20,190      1.55%
(Developed)       Belgium           Virgin Express      B737-400    CFM56-3C1      24271       Jun-89        20,123      1.55%
                  Belgium           Virgin Express      B737-300    CFM56-3B2      25041       Mar-91        20,387      1.58%
                  Finland           Finnair             MD-82       JT8D-219       49905       Oct-90        15,680      1.20%
                  Finland           Finnair             MD-82       JT8D-219       53245       Apr-92        16,037      1.23%
                  France            Europe Airpost      B737-300QC  CFM56-3B2      24021       Nov-88        19,320      1.48%
                  France            Aigle Azur          B737-400    CFM56-3C1      26066       Jun-92        23,077      1.77%
                  Italy             Volare Airlines
                                     SpA (1)            A320-200    CFM56-5A1         85       Feb-90        23,280      1.79%
                  Italy             Blue Panorama       B737-400    CFM56-3C1      24901       May-90        22,220      1.71%
                  Italy             Blue Panorama       B737-400    CFM56-3C1      27074       Apr-92        23,480      1.80%
                  Norway            Braathens SAFE      B737-500    CFM56-3C1      24651       Apr-90        17,790      1.37%
                  Spain             Spanair             B767-300ER  PW4060         24999       Feb-91        48,230      3.70%
                  Spain             Spanair             MD-83       JT8D-219       49627       Apr-89        14,810      1.14%
                  Spain             Spanair             MD-83       JT8D-219       49790       Oct-89        15,410      1.18%
                  Spain             Spanair             MD-82       JT8D-217C      49570       Feb-88        13,437      1.03%
                  United Kingdom    Air 2000            B757-200    RB211-535E4    26158       Feb-93        37,237      2.86%
                  United Kingdom    Premiair (2)        A320-200    CFM56-5A3        299       Apr-92        25,387      1.95%
                  United Kingdom    Airtours            A320-200    V2500-A1         362       Nov-92        24,600      1.89%
                  United Kingdom    British Airways     B737-500    CFM56-3C1      25789       Feb-92        19,583      1.50%
                  United Kingdom    British Airways     B737-300    CFM56-3C1      24908       Mar-91        20,420      1.57%
                  United Kingdom    BMI                 A320-200    V2527-A5         934       Jan-99        37,273      2.86%
                  United Kingdom    BMI                 A321-200    V2533-A5        1207       Apr-00        48,767      3.75%
                  United Kingdom    JMC Airlines        A320-200    V2500-A1         354       Oct-92        25,230      1.94%
                  United Kingdom    JMC Airlines        A320-200    V2500-A1         411       Mar-93        27,180      2.09%
                  United Kingdom    Monarch             A320-200    CFM56-5A3        391       Feb-93        26,650      2.05%
North America...  Canada            Air Canada          A320-200    CFM56-5A1        403       Dec-93        28,333      2.18%
(Developed)       Canada            Air Canada          B767-300ER  PW4060         24947       Mar-91        49,027      3.77%
                  United States     BAX Global          DC8-71F     CFM56-2C1      46064       Mar-92         9,413      0.72%
                  United States     Delta               B737-300    CFM56-3B1      23345       Jul-85        13,110      1.01%
                  United States     Frontier            B737-300    CFM56-3C1      24856       Aug-90        19,407      1.49%
                  United States     Frontier            B737-300    CFM56-3B2      26440       Mar-92        20,847      1.60%
                  United States     Frontier            B737-300    CFM56-3B2      26442       May-92        21,003      1.61%
                  United States     Vanguard Airlines   MD-82       JT8D-219       49931       Aug-90        16,177      1.24%
                  United States     Vanguard Airlines   MD-82       JT8D-219       49932       Sep-90        16,240      1.25%
Europe..........  Hungary           Malev               B737-300    CFM56-3C1      24909       Apr-91        19,500      1.50%
(Emerging)        Hungary           Malev               B737-400    CFM56-3C1      24904       Feb-91        23,107      1.77%
                  Turkey            Pegasus             B737-400    CFM56-3C1      23979       Jan-89        19,913      1.53%
                  Turkey            Pegasus             B737-400    CFM56-3C1      24685       May-90        21,707      1.67%
Asia............  China             China Xinjiang      B757-200    RB211-535E4    26153       Aug-92        34,663      2.66%
(Emerging)        China             China Southern      B737-300    CFM56-3C1      26068       Jun-92        20,977      1.61%
                  China             China Southern      B737-300    CFM56-3C1      25604       Jan-93        20,760      1.59%
                  China             Xiamen Airlines     B737-500    CFM56-3C1      27153       Aug-93        19,260      1.48%
                  China             Xiamen Airlines     B737-500    CFM56-3C1      27155       Mar-93        19,657      1.51%
                  India             Indian Airlines     A300-B4-200 CF6-50C2         240       May-83         8,137      0.63%
                  Indonesia         PT Mandala          B737-400    CFM56-3C1      23868       Oct-88        20,047      1.54%
                  Philippines       PAL                 B737-300    CFM56-3B1      24465       Aug-89        18,130      1.39%
                  Philippines       PAL                 B737-300    CFM56-3B1      24677       Mar-90        18,733      1.44%
                  Philippines       PAL                 B737-400    CFM56-3C1      25594       May-92        23,340      1.79%
                  South Korea       Asiana Airlines     B737-400    CFM56-3C1      25764       Jun-92        22,570      1.73%
                  South Korea       Asiana Airlines     B737-400    CFM56-3C1      25765       Jul-92        22,830      1.75%
                  South Korea       Asiana Airlines     B737-500    CFM56-3C1      25768       May-95        20,683      1.59%
                  Taiwan            FEAT                MD-83       JT8D-219       49952       Dec-91        17,760      1.36%
Latin America...  Brazil            Nordeste            B737-500    CFM56-3C1      26067       Jun-92        18,843      1.45%
(Emerging)        Brazil            TAM                 F-100       TAY650-15      11341       Aug-91         9,963      0.77%
                  Brazil            TAM                 F-100       TAY650-15      11350       Apr-92        10,337      0.79%
                  Brazil            TAM                 F-100       TAY650-15      11351       Sep-91         9,650      0.74%
                  Brazil            TAM                 F-100       TAY650-15      11320       Apr-91         9,237      0.71%
                  Brazil            TAM                 F-100       TAY650-15      11322       Jun-91         8,723      0.67%
                  Brazil            Varig               B737-300    CFM56-3C1      24834       Jun-90        18,690      1.44%
                  Chile             A.I.L.L. (3)        DC8-71F     CFM56-2C1      46040       Mar-91        11,543      0.89%
                  Columbia          Avianca             B757-200    RB211-535E4    26152       Aug-92        33,750      2.59%
                                                                                                          ---------     -----
                                                                                                          1,301,863     100.0%
                                                                                                          =========     =====

---------
(1)  Subleased to Volare Airlines SpA from Air Europa.

(2)  Subleased to Premiair, a subsidiary of Airtours, from Airtours.

(3)  A.I.L.L. is an indirect 100% subsidiary of Lan Chile.


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

     Under 54 of the leases, the lessee has provided security for its obligations. Lessees have provided cash security deposits in the case of 32 leases, or 53.73% of the leases by appraised value at February 19, 2002.

     Lessees have provided letters of credit in the case of 27 leases representing 44.25% of the leases by appraised value at February 19, 2002. Lessees provided a combination of cash security deposits and letters of credit in the case of eight leases or 13.43% of the leases by appraised value at February 19, 2002.

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

     Rentals

     Rentals under 52 of the leases, representing 83.73% of the leases by appraised value at February 19, 2002, are payable monthly in advance. Rentals under six of the leases, representing 9.45% of the leases by appraised value at February 19, 2002, are payable quarterly or semiannually in advance. Rentals under the remaining three leases are payable monthly in arrears.

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

     The rentals under two leases, a B767-300ER aircraft on lease to Air Canada and an A320-200 on lease to Monarch, are determined on the basis of a charge per flight hour for every hour that the aircraft is flown by those lessees. There is no minimum monthly rental under these leases and there can be no certainty that these aircraft will generate any lease revenue during the course of the leases. In addition, the maximum monthly rental which Air Canada may be obliged to pay is approximately two-thirds of the monthly rental received from the previous lessee. These lease terms are generally reflective of the market at present for B767-300ER aircraft particularly those powered by Pratt and Whitney engines.

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

     Because many of our aircraft are approximately the same age and have similar usage patterns, a large portion of the portfolio came due for major airframe and engine overhauls in the period from July 1998 to March 2002. This trend is expected to reverse over the two year period from March 2002 to March 2004. However, due to the size and uncertainty of the incidence of maintenance expenditures, the level of maintenance receipts, the timing of overhauls and the level of maintenance already done by the lessee, completing such maintenance overhauls could significantly impact the cashflows of AerCo in any note payment period.

     Lessees' Options

     At June 17, 2002, purchase options for three of the aircraft or 6.10% of the aircraft by appraised value at February 19, 2002 had been granted to lessees under the applicable lease or a separate purchase option agreement. All of the purchase options are currently exercisable. The duration of these purchase options depends on whether the lessee exercises a separate option to extend the lease. There is a risk that the option purchase prices may be less than the proportional portion of the unpaid principal of the notes allocable to the aircraft being purchased.

     Nineteen of the leases, representing 33.32% of the leases by appraised value at February 19, 2002, include options for the lessee to extend the lease term. The rent payable during the extension period varies from lease to lease. Four of the leases, representing 6.82% of the leases by appraised value at February 19, 2002, contain provisions allowing early termination of the lease.

Compliance with Governmental and Technical Regulation

In addition to general requirements regarding maintenance of aircraft, aviation authorities issue airworthiness directives ("ADs") requiring the operators of aircraft to take particular maintenance actions or make particular modifications to a number of aircraft of designated types. ADs normally specify a period in which to carry out the required action or modification and generally enough time is allowed to permit the implementation of the AD in connection with scheduled maintenance of the aircraft or engines. The lessees usually bear the cost of compliance with ADs issued by applicable aviation authorities and, relevant manufacturers' recommendations. We may be required to contribute a portion of such costs over a specified threshold. However, if a lessee fails to perform ADs required on an aircraft, we would bear the cost of compliance necessary for the aircraft to maintain its certificate of airworthiness. In such circumstances, funds in the collection account and lessee funded account will be available to mitigate the costs of compliance, although such use would reduce the availability of such amounts to cover the cost of scheduled maintenance. There can be no assurance that such funds will be available at the time needed or that any funds available will be sufficient for such purposes.

The FAA has issued an AD that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. We have eight MD-80 series aircraft representing 9.65% of our portfolio by appraised value at February 19, 2002. We will incur significant costs in ensuring these aircraft comply with these standards. We expect to complete the modification of three of the eight aircraft by December 2002 at an estimated cost of approximately $1.7 million and to modify the remaining five aircraft by April 2005 at an estimated cost of approximately $2.1 million after lessee contributions.

The FAA has issued an AD mandating the modification of affected lapjoints on Boeing 737 aircraft when the aircraft has completed 50,000 cycles. The estimated labor cost to implement such modifications for each aircraft is approximately $270,000 per aircraft. We have 31 Boeing 737 aircraft in our portfolio, representing 48.37% of the portfolio by appraised value at February 19, 2002. Based on the current cycles completed to date by our Boeing 737 aircraft, our Boeing 737 aircraft are not likely to require these modifications prior to 2008. However, we could incur significant costs in ensuring our Boeing 737 aircraft comply with these standards, which could impact adversely on our results of operations.

The FAA has issued an AD mandating the replacement of main landing gear shock strut pistons on MD-80 and MD-90 aircraft prior to the accumulation of 30,000 cycles on the existing main landing gear shock strut pistons. The cost for such replacement is approximately $265,000 per aircraft. Depending on warranty credit provided by the manufacturer, the majority of this cost may be claimed from the manufacturer. We have eight MD-80 series aircraft representing 9.65% of our portfolio by appraised value at February 19, 2002. In the event that warranty credit is not available from the manufacturer for any aircraft, we could incur significant costs in ensuring our MD-80 aircraft comply with these standards, which could impact adversely on our results of operations.

The FAA is also expected to issue an AD in the near future mandating a re-design of the rudder systems of Boeing 737 aircraft. The average cost per aircraft of such modifications is expected to be approximately $50,000. We have 31 Boeing 737 aircraft in our portfolio, representing 48.37% of the portfolio by appraised value at February 19, 2002. Depending on the time period within which such modifications are required to be made, the costs may be the responsibility of existing lessees. However, if the costs are not the responsibility of some or all existing lessees, we could incur significant costs in ensuring our Boeing 737 aircraft comply with such modifications, which could impact adversely on our results of operations.

The aircraft engines in our portfolio are subject to a number of mandated inspections which are accomplished while the engine is installed on the aircraft. In the event that an engine fails such an inspection, a shop visit repair of the engine may be required earlier than anticipated based on normal operating performance. Depending on whether the cost of carrying out the shop visit would have to be borne by us or the lessees, such mandated repairs could result in significant cash expenditures by us in the future.

Operational requirements for an aircraft may vary from one jurisdiction to another. Some requirements are mandated by the state of registration, some are mandated by the state of the operating airline (which, in some cases, may be different to the state of registration). Other requirements are mandated by the states into which or over which an aircraft will be flown. An aircraft operating in a particular jurisdiction may require new modifications as they are mandated by the responsible authorities. Similarly, an aircraft transferring operation from one jurisdiction to another may require modifications to bring it up to the standard of the new jurisdiction. Depending on whether the costs of complying with these requirements are borne by us or the lessees, installation of these systems could result in significant cash expenditures by us in the future.

Major examples of such requirements are as follows:

TCAS/ACAS (Traffic Collision Avoidance System) is already a requirement in the United States and most of Europe. The majority of our aircraft are already compliant or will have some provisions already installed. The average cost of an installation for a non-compliant aircraft would be approximately $200,000.

EGPWS (Enhanced Ground Proximity Warning System) has been mandated for incorporation in the United States and the Joint Aviation Authorities ("JAA") countries in Europe by 2005. The average cost of an installation for a non-compliant aircraft would be approximately $120,000.

Cargo Compartment Fire Detection and Suppression System is already a requirement in the United States. It is currently not required by the JAA for Europe, but widely expected to be required by 2005. The average cost of an installation for a non-compliant aircraft would be approximately $100,000.

Additional Flight Data Recorder Parameters are a requirement in the United States from August 2002. The requirement varies depending on year of manufacture and existing provisions. The average cost of an installation for a non-compliant aircraft would be approximately $100,000.

As a result of the terrorist attacks in the United States on September 11, 2001, new security directives may be adopted by aviation authorities. ICAO requires contracting states to mandate the incorporation of enhanced security cockpit doors and cockpit doorway surveillance systems by 1 November 2003. Depending on whether the cost of complying with such regulations would have to be borne by us or the lessees, such regulations could result in significant cash expenditures by us in the future.

Other governmental regulations may apply to the aircraft, including requirements relating to noise and emissions levels. Again, such regulations may be imposed not only by the jurisdictions in which the aircraft are registered, but also in jurisdictions where the aircraft operate. Annex 16 Volume 1 Chapters 2 and 3 of the Chicago Convention establish two progressively restrictive noise level standards that correspond to the requirements for Stage 2 and Stage 3 aircraft as defined by the FAA in FAR 36. A number of jurisdictions have adopted, or are in the process of adopting, noise regulations which will require all aircraft to comply with the most restrictive of these standards. Such regulations restrict the future operation of aircraft that are not Chapter 3 aircraft and are expected imminently to prohibit the operation of such aircraft in the relevant jurisdictions. In the United States such a prohibition went into effect at the end of 1999. In the European Union, the prohibition came into effect at the end of March 2002. Since we have the ability to acquire Chapter 2 aircraft, these regulations may affect us adversely. In addition, local municipalities may have more stringent noise regulations than those applicable to Chapter 3 aircraft. Furthermore, a new more restrictive standard has been adopted in Annex 16 Volume 1 Chapter 4 of the Chicago Convention that is currently only applicable to aircraft newly manufactured after 1 January 2006. At present there is no requirement to phase out aircraft manufactured prior to 2006 which do not comply with the Chapter 4 standard. However, if such a requirement is mandated in the future, it may adversely affect the value of or the ability to remarket such aircraft within our portfolio.

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

Indemnification and Insurance of the Aircraft

     General

     The lessees bear responsibility through an operational indemnity to carry insurance for any liabilities arising out of the operation of the aircraft. The indemnity includes liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft. The lessees are also required to carry comprehensive liability insurance, hull all risks and hull war (and allied) risks insurance, and any further insurance which is customary in the commercial aircraft industry, and to indemnify us against all liabilities, including where the liability to us as owner and lessor attaches by law. The lessees are obliged to maintain insurance coverage in an amount at least equal to the greatest of a) note target price (105% of the outstanding principal balance of the class A to D notes attributable to that aircraft) b) net book value or c) appraised value, in each case applicable to that aircraft. If the lessee's coverage is less than this amount, the servicer procures additional coverage such that, in all cases, the sum of the stipulated loss value and the additional coverage in place for hull all risks insurance and hull war (and allied) risks insurance at least equals this amount, as required under the servicing agreement. We are required under the leases to be named as an additional insured on hull and liability policies. Most of the leases also require the lessee to maintain liability insurance for a specified period between one and three years after the termination of that lease. Under the servicing agreement, the servicer monitors the lessee's compliance with the insurance provisions of the leases. We also has our own contingent hull and liability coverage consistent with industry practice. This will cover a liability that is in excess of the coverage provided by a lessee's policy and/or where a lessee's policy lapses. Our contingent third party liability insurance will cover all of the aircraft, and its contingent hull and war risk insurance covers certain of the aircraft. The amount of the contingent liability policies may not be the same as required under the lease. The amount of third party contingent liability insurance is subject to certain limitations imposed by the air transportation insurance industry. The amount of war third party contingent insurance and other types of cover are subject to a number of limitations imposed by the air transportation insurance industry particularly following the terrorist attacks of September 11, 2001.

     All insurance certificates contain a breach of warranty endorsement so that an additional insured party remains protected even if the lessee violates any of the terms, conditions or warranties of the insurance policies, provided that the additional insured party has not caused, contributed to or knowingly condoned the breach.

     As a consequence of the terrorist attacks in the United States on September 11, 2001 and the subsequent and continuing political and economic effects, airlines worldwide are currently experiencing significant difficulties in maintaining war insurance cover and other types of cover in the amounts required under their leases with us and other lessors. While these insurance issues have been mitigated in certain jurisdictions by a number of temporary government schemes, and the limited emergence of an available insurance market, in the absence of longer-term satisfactory solutions on this matter, it may be necessary for certain aircraft to be grounded. Such consequences would have a material adverse impact on the financial condition of our lessees and their ability to perform under their leases and may result in aircraft being returned early and/or lessees failing to make rental payments. These effects could cause a reduction in our cash flow which would adversely affect our ability to make payments on the notes.

     Third Party Liability Insurance

     The lessees are required to have third party liability insurance for a combined single limit in minimum amounts ranging between $350.0 million and $850.0 million, depending on aircraft type, for each aircraft. In some cases, the lessee carries more insurance than the minimum specified in the lease. In general, liability coverage on each aircraft includes third party legal liability, property damage legal liability, passenger legal liability, baggage legal liability, cargo legal liability, mail and aviation general third party legal liability.

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

     We also have in place our own contingent liability coverage to cover any liability in excess of the lessee's coverage or for any liability resulting from a lapse for any reason of a lessee's coverage.

     Following the terrorist attacks of September 11, 2001, the aviation insurance markets applied a $50 million limit on war third party (non-passenger) liability insurance. We require lessees to either buy additional insurance in the commercial markets or obtain equivalent protection under applicable governmental schemes. While these insurance issues have been mitigated in certain jurisdictions by a number of temporary government schemes, and the emergence of a limited available insurance market, in the absence of longer-term satisfactory solutions on this matter, it may be necessary for certain aircraft to be grounded. This would likely reduce our cash flows if as a result aircraft were returned early and/or we do not receive rental payments from lessees which are affected by such developments.

     Aircraft Property Insurance

     The lessees must carry other types of insurance that are customary in the air transportation industry, including hull, war risk and spares insurance. The value of the hull and war risk insurance is usually stipulated in the lease. Spares insurance is usually on a replacement cost basis. Both types of insurance are subject to customary deductibles. In addition to the stipulated loss value coverage obtained by the lessees, AerCo Group purchases declining "total loss only" coverage with respect to certain aircraft. As of May 31, 2002, the sum of the stipulated loss value and the additional coverage for the aircraft in place for hull and war risk insurance was at least 101% of the appraised value of each aircraft. On average, the sum of such coverages in place for each aircraft was approximately 134% of the appraised value of each aircraft. In many cases, the lessor can increase the insured value above the stipulated loss value consistent with industry practice with the lessee paying any increased premium. Permitted deductibles range from $250,000 to $1,000,000; however, the deductible generally applies only in the case of a partial loss.

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

     Following the insurance market developments in the aftermath of the terrorist attacks of September 11, 2001, cover for Confiscation by the State of Registration (as required by the majority of the leases) is not available in the insurance markets since January 1, 2002. The change has been implemented by the insurance industry as lessees renew their insurances. However, this like other "war" related issues, is fluid and such cover may become generally available in the future.

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

The Lessees

     As of June 17, 2002, our aircraft were leased to 34 lessees in 20 countries throughout the world. On September 11, 2001, the United States was the subject of attacks by terrorists who used the hijacked aircraft of certain airlines. The subsequent and continuing economic and political fallout has exacerbated the downturn that the aviation industry was previously experiencing, resulting in reduced lease rates and reduced appraised and market values for our aircraft, as further discussed at "Item 3.D. Risk Factors -- Recent Developments."

     Regional Concentrations

     Asia Concentration. At June 17, 2002, 20.55% of the aircraft by appraised value at February 19, 2002 were leased by operators in emerging markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One lessee, Asiana, leased 5.08% of the aircraft by appraised value at February 19, 2002.

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

Since 1999, there has been some stabilization and recovery in the economies of this region. One Asian lessee, PAL, which leases 4.62% of the aircraft by appraised value at February 19, 2002, was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of PAL's outstanding lease obligations were rescheduled in 1999. Several other airlines in the region rescheduled their aircraft purchase obligations, eliminated certain routes and reduced the number of employees. A repeat of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations.

     Latin American Concentration. At June 17, 2002, 11.58% of the aircraft by appraised value at February 19, 2002 were leased by operators in emerging markets in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depends on the level of political stability and economic activity and policies in the region. Developments in the United States, Europe and/or other emerging markets may also affect the economies of Latin American countries and the entire region.

     Most significantly, in 1999 Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM, representing 3.66% of the aircraft by appraised value at February 19, 2002, operates five of the aircraft in Brazil. While there has been some stabilization in the Brazilian economy any future general deterioration in the Brazilian economy means that this lessee may be unable to generate sufficient revenues in Brazilian currency to pay the dollar denominated rental payments under the leases. More importantly, financial and economic problems in Brazil could spread throughout Latin America and other emerging economies, having a similar effect on many of our other lessees in this region. Following two non-fatal emergency landings involving F-100 aircraft, on August 30, 2002, TAM informed all its lessors of F-100 aircraft of its intention to return early at least twenty of its leased F-100 aircraft, which may include any or all of our five F-100 aircraft currently on lease to it.

     Colombia has recently suffered economically as a result of the deterioration in the value of the Colombian Peso and the resulting negative impact on the Colombian economy. We lease one aircraft, representing 2.59% of the portfolio by appraised value at February 19, 2002, to a Colombian lessee. This lessee advised the servicer that as of July 1, 2002, no further lease rental payments will be made to any of its lessors unless and until an agreement is signed with the lessee accepting payment of 50% of the contracted lease rentals for a period of six months, foregoing the remaining 50%. For further information on this lessee, see "-- Payment History" below.

     European Concentration. At June 17, 2002, 53.00% of the aircraft by appraised value at February 19, 2002 were leased by operators based in Europe. Lessees of 46.53% of the aircraft are based in developed European markets, principally the United Kingdom and Spain. Lessees of the remaining 6.41% of the aircraft were based in emerging European markets, principally Turkey. One lessee, Spanair, leased 7.06% of the aircraft by appraised value at February 19, 2002. As of June 17, 2002, 12.78% of the aircraft by appraised value at February 19, 2002 were leased to charter operators in the tourism industry, principally in the United Kingdom.

     The commercial aviation industry in Europe is highly sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. The current downturn as exacerbated by the events of September 11, 2001 and the subsequent and continuing economic and political fallout or any future recession or other worsening of economic conditions in one or more of those countries, particularly if combined with high fuel prices and/or a weak euro, may adversely affect the European lessees' ability to meet their financial and other obligations. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases.

     At June 17, 2002, 3.20% of the aircraft by appraised value at February 19, 2002 were on lease to Turkish lessees. Any weakness in the value of the euro, the principal currency in which the Turkish airlines receive their revenues, and of the Turkish lira may affect the ability of these lessee's to meet U.S. dollar denominated rental and other payments due under the lease.

     North American Concentration. At June 17, 2002, 14.87% of the aircraft by appraised value at February 19, 2002 were leased by operators in North America. As in Europe, the commercial aviation industry in North America is highly sensitive to general economic conditions. Since air travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have entered into plans of reorganization or sought protection through bankruptcy, insolvency or other similar proceedings and several major U.S. airlines have ceased operations. The general downturn in the economy combined with the temporary suspension of flights within and into the United States after September 11, 2001, together with an immediate reduction in passenger numbers and flight schedules has left many U.S. airlines in a weakened financial position.

     One of our U.S. lessees, representing 2.49% of our portfolio by appraised value at February 19, 2002, filed for Chapter 11 protection on July 31, 2002. Since then there have been ongoing talks with several potential investors. A restart of the airline may include the AerCo aircraft. If a restart does not materialize or if the restarted company does not include the AerCo aircraft in its fleet, the aircraft need to be remarketed. Following the rejection on September 26, 2002 of an offer made for the lessee by one potential investor, the lessee asked the court and the unsecured creditors for an additional week to allow this investor to revise its offer. Notwithstanding this, all but one of the remaining aircraft leases will be rejected by September 30, 2002. The servicer is therefore preparing to proceed with the immediate recovery of the two MD-82 aircraft from September 30, 2002. At August 31, 2002, arrears by this lessee amounted to $1.2 million of which $900,000 was outstanding for more than 30 days.

     Payment History

     Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties.

     As of May 31, 2002, amounts outstanding for more than 30 days for rental payments, maintenance reserves and other amounts due under the leases equaled $1.2 million for five lessees who had a total of six aircraft on lease. The outstanding amounts are net of agreed deferrals or other restructurings, default interest and cash in transit.

     As of May 31, 2002, an Italian lessee representing 3.51% of the portfolio by appraised value at February 19, 2002 owed $0.5 million, which was in arrears for more than 30 days. See "-- European Concentration".

     As of May 31, 2002, a North American lessee representing 2.49% of the portfolio by appraised value at February 19, 2002 owed $0.1 million, which was in arrears for more than 30 days.

     As of May 31, 2002, a Brazilian lessee representing 1.44% of the portfolio by appraised value at February 19, 2002 owed $0.2 million which was in arrears for more than 30 days. In addition an amount of $0.6 million has been deferred and is repayable over 36 months.

     As of May 31, 2002, a Spanish lessee representing 7.06% of the portfolio by appraised value at February 19, 2002 owed $0.4 million which was in arrears for more than 30 days.

     At August 31, 2002, arrears by one of our U.S. lessees amounted to $1.2 million of which $900,000 was outstanding for more than 30 days. See "--North American Concentration" above.

     A Latin American lessee representing 2.6% of the portfolio by appraised value at February 19, 2002 has experienced continuing cash flow difficulties in recent years. In the recent past the servicer agreed not to exercise its remedies in respect of events of default which existed under the lease at that time, in order to permit the lessee to have a stable business environment in which to develop, negotiate and implement a long-term business plan. On June 19, 2001, the servicer signed a restructuring agreement, under which the lessee issued secured and unsecured notes to replace outstanding arrears, all of which have been cleared at this time. In addition the monthly lease rental in respect of the aircraft was reduced by 19%. The lessee has since advised the servicer that as of July 1, 2002 no further lease rental payments will be made to any of its lessors unless and until an agreement is signed with the lessee accepting payment of 50% of the contracted lease rental for a period of six months, foregoing the remaining 50%. During this period the lessee would prepare a new business and fleet plan based on a new restructuring agreement with its lessors. The servicer has notified the lessee that it demands full compliance with the existing lease agreement before considering any further restructuring.

     Following two non-fatal emergency landings involving F-100 aircraft, on August 30, 2002, a Latin American lessee representing 3.66% of the portfolio by appraised value at February 19, 2002, informed all its lessors of F-100 aircraft of its intention to return early at least twenty of its leased F-100 aircraft, which may include any or all of our five F-100 aircraft currently on lease to it.

     PAL, the lessee of two B737-300 and one B737-400 aircraft representing 4.51% of the portfolio by appraised value at February 19, 2002, was adversely affected by the Asian economic crisis such that in 1998 it sought bankruptcy protection. As part of PAL's rehabilitation plan, the servicer has agreed with PAL to a schedule covering the payment of arrearages over the period to December 31, 2003 and the extension of leases. At June 17, 2002, these arrearages amounted to $0.5 million. All amounts have been paid in accordance with the scheduled terms as of June 17, 2002.

     One European lessee representing 4.66% of the portfolio by appraised value at February 19, 2002 has been granted a deferral of 33% of its monthly rentals covering the period from November 2001 to March 2002. The deferred amount at May 31, 2002 amounted to $1.0 million which is repayable over the terms of the lease.

     An Italian lessee representing 2.05% of the portfolio by appraised value at February 19, 2002 has agreed a deferral of $1.1 million, $0.9 million of which is repayable in the period June 2002 to November 2002, with the balance of $0.2 million being repayable by March 2003.

     We respond to the needs of lessees in financial difficulty including by restructuring the applicable leases or agreeing to rent deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead us to incur swap breakage costs under our agreements with swap providers which could be substantial. You should refer to "Item 5. Operating and Financial Review and Prospects -- Interest Rate Risk and Management" for additional information on swap breakage costs.

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

     Downtime

     There can be no assurance that our past experience will be indicative of our ability to keep the aircraft on-lease in the future. We may be unable to re-lease aircraft upon the expiration of leases as a result of a deterioration in industry conditions, decreased demand for specific types of aircraft or other factors.

     The table below shows the number and type of aircraft that we must re-lease through December 31, 2006. The table assumes that no lease will terminate early and that there are no sales of aircraft or purchases of additional aircraft. More aircraft may need to be re-leased if aircraft become available through early lease terminations or if new leases or re-leases are for relatively short terms.

           AerCo Group Lease Placement Requirements at June 17, 2002

                                                                                to December 31,
                                                               --------------------------------------------------
                      Aircraft Type                            2002        2003       2004        2005       2006
-------------------------------------------------------        ----        ----       ----        ----       ----
A300...................................................          --           1         --          --         --
A320...................................................           2           2          2          --          2
B737...................................................           1           2          9          11          6
B757...................................................          --          --          1           1         --
B767...................................................          --           1         --           1         --
DC8....................................................          --           1         --           1         --
MD-80..................................................          --          --          1           3          2
                                                               ----        ----       ----        ----       ----
Total..................................................           3           7         13          17         10
                                                               ====        ====       ====        ====       ====

     Description of the Lessees

     The table below lists certain available information with respect to the country of domicile, government, airline or principal shareholders, operating fleet size and composition and the first year of operation of each lessee. See "Portfolio Information" above for additional tables detailing the exposure of the portfolio as a percentage of appraised value at February 19, 2002 to each lessee and the countries and geographic regions in which the lessees are domiciled.

                                         Began            Government/Commercial
     Lessee              Domicile      Operation      Airline/Principal Shareholders                Fleet
------------------    --------------   ---------  ---------------------------------------   -------------------
AILL                  Bahamas            1998     Lan Chile (100%)                                See Lan Chile


Aigle Azur            France             1970     Private investors (100%)                          1 B737-200A
                                                                                                  1 B737-200AHK
                                                                                                   1 B737-300QC
                                                                                                     1 B737-400
Air Canada            Canada             1937     Institutions (70%)                                41 A319-100
                                                  Retail (19%)                                      48 A320-200
                                                                                                     6 A321-200
                                                  Employees (11%)                                    8 A330-300
                                                  Publicly listed company                           10 A340-300
                                                                                                    19 DC9-32HK
                                                                                                 35 B737-200AHK
                                                                                                 1 B737-200CAHK
                                                                                               2 B747-200 Combi
                                                                                                     4 B747-400
                                                                                               3 B747-400 Combi
                                                                                                     9 B767-200
                                                                                                   7 B767-200EM
                                                                                                   7 B767-200ER
                                                                                                  32 B767-300ER
                                                                                                   25 CRJ-100ER


Air 2000              United Kingdom     1986     First Choice Holidays plc (100%)                   5 A320-200
                                                                                                     6 A321-200
                                                                                                    16 B757-200
                                                                                                   3 B767-300ER


Asiana                South Korea        1988     Kumho Group (47.1%)                                3 A321-100
                                                  Unspecified Investors (43.9%)                      5 A321-200
                                                  Korean Development Bank (7.2%)                    22 B737-400
                                                  Korea Exchange Bank (1.2%)                         3 B737-500
                                                  Cho-Hueng Bank (0.6%)                              3 B747-400
                                                                                                5 B747-400Combi
                                                                                                    4 B747-400F
                                                                                                     9 B767-300
                                                                                                   3 B767-300ER
                                                                                                  1 B767-300ERF
                                                                                                   3 B777-200ER




                                         Began            Government/Commercial
     Lessee              Domicile      Operation      Airline/Principal Shareholders                Fleet
------------------    --------------   ---------  ---------------------------------------   -------------------
Avianca               Colombia           1919     Grupo Valores Bavaria (62.5%)                     1 B727-200A
                                                  Unspecified Investors (37.5%)                      5 B757-200
                                                                                                   4 B767-200ER
                                                                                                   2 B767-300ER
                                                                                                     5 F50 High
                                                                                                    Performance
                                                                                                       12 MD-83


BAX Global            United States      1972     Burlington Northern Air Freight (a                1 B727-200F
                                                  subsidiary of Pittston Burlington Group)        3 B727-200FHK
                                                  (100%)                                         3 B727-200AFHK
                                                                                                     4 DC-8-63C
                                                                                                    11 DC-8-71F


Blue Panorama         Italy              1998     Antonio De Ponti, Sandro Giulianelli and           3 B737-400
                                                  Franco Pecci (100%)                              1 B767-300ER


Braathens SAFE        Norway             1946     SAS (100%)                                         5 B737-400
                                                                                                    15 B737-500
                                                                                                    13 B737-700


British Airways       United Kingdom     1974     Publicly Listed Company                           33 A319-100
                                                                                                     5 A320-100
                                                                                                     9 A320-200
                                                                                                 7 BAC Concorde
                                                                                                    10 B737-300
                                                                                                    31 B737-400
                                                                                                    10 B737-500
                                                                                                    5 B747-200B
                                                                                              1 B747-200B Combi
                                                                                                    56 B747-400
                                                                                                    2 B747-400F
                                                                                                    33 B757-200
                                                                                                  21 B767-300ER
                                                                                                     5 B777-200
                                                                                                  40 B777-200ER


bmi british midland   United Kingdom     1938     Airlines of Britain plc (100%)                     9 A320-230
                                                  Airlines of Britain is owned by the BBW           10 A321-230
                                                  partnership of Sir Michael Bishop, John            3 A330-200
                                                  Wolfe, Stuart Balmforth (60%), Lufthansa           3 B737-300
                                                  (20%) and SAS (20%)                                2 B737-400
                                                                                                     8 B737-500
                                                                                                         6 F100


China Southern        People's           1991     SA Group (65.2%)                                  20 A320-230
                      Republic                    HKSCC Nominees Ltd (33.9%)                        25 B737-300
                      of China                    Unspecified Investors (0.9%)                      11 B737-500
                                                                                                    18 B757-200
                                                                                                     4 B777-200
                                                                                                   5 B777-200ER
                                                                                                     4 Xian Y-7


China Xinjiang        People's           1985     CAAC (50%)                                        5 ATR72-500
                      Republic                    Xinjiang Province (50%)                            2 B737-300
                      of China                                                                       4 B737-700
                                                                                                     8 B757-200
                                                                                                3 IlyushinII-86
                                                                                                2 Antonov An-24




                                         Began            Government/Commercial
     Lessee              Domicile      Operation      Airline/Principal Shareholders                Fleet
------------------    --------------   ---------  ---------------------------------------   -------------------
Delta Air Lines       United States      1928     Publicly Quoted (95.4%)                              15 MD-11
                                                  Unspecified Investors (4.6%)                        120 MD-88
                                                                                                    16 MD-90-30
                                                                                                 61 B727-200AHK
                                                                                                    26 B737-300
                                                                                                 52 B737-200AHK
                                                                                                    71 B737-800
                                                                                                   121 B757-200
                                                                                                    15 B767-200
                                                                                                    28 B767-300
                                                                                                  59 B767-300ER
                                                                                                  21 B767-400ER
                                                                                                   8 B777-200ER
                                                                                              31 L-1011 Tristar


Europe Airpost        France             1986     Sofipost (100%)                                   2 B737-300F
                                                                                                  14 B737-300QC
                                                                                                 2 B737-200ACHK


FEAT                  Taiwan             1957     Unspecified Investors (67.05%)                        4 MD-82
                                                  China Development Corp (14%)                          5 MD-83
                                                  China Airlines (10%)                               5 B757-200
                                                  Taiwan Aerospace Corporation (4.95%)
                                                  Fubon Insurance (4%)


Finnair               Finland            1923     Government Owned (58.4%)                          7 ATR72-200
                                                  Smaller Investors and other companies              4 A319-100
                                                  (20.3%)                                            7 A320-200
                                                  Odin Forvaltning (9.9%)                            4 A321-200
                                                  Ilmarinen Pension Insurance Company (2.9%)        8 DC-9-51HK
                                                  Local government pension companies (2.6%)             4 MD-11
                                                  Tapiola Group (2.2%)                                  8 MD-82
                                                  Sampo Group (1.6%)                                   10 MD-83
                                                  Pohjola Life Assurance (1.1%)                      6 B757-200
                                                  Suomi Mutual Life Assurance (1%)


Frontier              United States      1994     Unspecified Investors (49%)                        6 A319-100
                                                  DDJ Capital Management (33%)                      17 B737-300
                                                  Wexford Management (10%)                        7 B737-200AHK
                                                  WR Hambrecht & Co (8%)


Indian Airlines       India              1953     Government of India (100%)                3 Fairchild/Dornier
                                                                                                        228-200
                                                                                                  3 A300-B2-100
                                                                                                  4 A300-B4-200
                                                                                                    36 A320-200


JMC Airlines          United Kingdom     1999     Thomas Cook (100%)                                 1 A320-200
                                                                                                     2 A330-200
                                                                                                    15 B757-200
                                                                                                     2 B757-300


Lan Chile             Chile              1929     Grupo Cueto (38.5%)                                5 A320-200
                                                  Grupo Pifiera (33.1%)                              4 A340-300
                                                  Grupo Eblen (8.1%)                               10 B737-200A
                                                  Unspecified Investors (20.3%)                   10 B767-300ER


Malev                 Hungary            1946     Government (97%)                                   7 B737-300
                                                  Municipalities, Private Entities,                  6 B737-400
                                                  Organizations and employees (3%)                   2 B737-500
                                                                                                   2 B767-200ER
                                                                                                          6 F70
                                                                                               5 Tupolev Tu-154




                                         Began            Government/Commercial
     Lessee              Domicile      Operation      Airline/Principal Shareholders                Fleet
------------------    --------------   ---------  ---------------------------------------   -------------------
Mandala               Indonesia          1969     Dharma, Kencara, Nusamba                       1 Antonov An-8
                                                  and Sakti (100%)                                 12 B737-200A
                                                                                                     1 B737-400


Monarch               United Kingdom     1967     Cosmos Guide Holding                              4 A300-600R
                                                  International NV (100%)                            4 A320-200
                                                                                                     8 B757-200
                                                                                                     4 A321-200
                                                                                                     2 A330-200


MyTravel Airways      United Kingdom     1990     MyTravel Group plc (100%)                         17 A320-200
                                                                                                     4 A321-200
                                                                                                     3 A330-200
                                                                                                     3 DC-10-10
                                                                                                     1 DC-10-30
                                                                                                     6 B757-200
                                                                                                   3 B767-300ER


Nordeste              Brazil             1976     Rio Sul Servicos Aereos Regionals (99%)            1 B737-300
                                                  Unspecified Investors (1%)                         4 B737-500
                                                                                                      1 EMB-120
                                                                                                    2 EMB-120ER
                                                                                                          3 F50


PAL                   Philippines        1941     L T Group (57.7%)                                  3 A320-200
                                                  Top Wealth Enterprises, Maxell Holdings and        8 A330-300
                                                  Richmark Holdings (35.1%)                          4 A340-300
                                                  Philippine Government (4.3%)                       6 B737-300
                                                  Airline Employees (2.6%)                           3 B737-400
                                                  Unspecified Investors (0.3%)                       3 B747-400
                                                                                               1 B747-400 Combi
                                                                                                    3 B747-200B


Pegasus               Turkey             1990     Yapi Kredit Bank (49%)                             5 B737-400
                                                  Alper Elchin (21%)                                10 B737-800
                                                  Silkar and Net Holdings (30%)


Spanair               Spain              1986     SAS (74%)                                          5 A320-200
                                                  Teinver (26%)                                      3 A321-200
                                                                                                        5 MD-82
                                                                                                 6 MD-82 (SAIC)
                                                                                                       23 MD-83
                                                                                                        3 MD-87
                                                                                                   1 B767-300ER


TAM                   Brazil             1986     Taxi Aereo Marilia (owned by the estate of         6 A319-100
                                                  the late Captain Rolim Amaro) (100%)              24 A320-200
                                                                                                     7 A330-200
                                                                                                        50 F100


Vanguard              United States      1994     W R Hambrecht & Co. (100%)                            1 MD-81
                                                                                                        4 MD-82
                                                                                                        1 MD-83
                                                                                                        2 MD-87
                                                                                                   1 B737-200HK
                                                                                                  7 B737-200AHK




                                         Began            Government/Commercial
     Lessee              Domicile      Operation      Airline/Principal Shareholders                Fleet
------------------    --------------   ---------  ---------------------------------------   -------------------
Varig                 Brazil             1927     Ruben Berta Foundation (of employees and          3 DC-10-30F
                                                  executives) (55.63%)                                3 MD-11ER
                                                  Rio Grande do Sul State Government (0.43%)           12 MD-11
                                                  Unspecified Investors (43.94%)                    1 B727-100C
                                                                                                    2 B727-100F
                                                                                                   2 B727-100QC
                                                                                                   2 B727-200FA
                                                                                                    36 B737-300
                                                                                                     4 B737-400
                                                                                                    4 B737-200A
                                                                                                     5 B737-700
                                                                                                     2 B737-800
                                                                                                   6 B767-200ER
                                                                                                   6 B767-300ER
                                                                                                   2 B777-200ER


Virgin Express        Belgium            1991     Virgin Group (59%)                                 7 B737-300
                                                  Unspecified Investors (41%)                        7 B737-400
                                                  Publicly listed company


Volare Airlines Spa   Italy              1997     Volare Group (100%)                               16 A320-200
                                                                                                     2 A321-200
                                                                                                     1 A330-200
                                                                                                   1 B767-300ER


Xiamen Airlines       People's           1984     China Southern (60%)                               4 B737-300
                      Republic                    Fujian Investment and Enterprise                   4 B737-500
                      of China                    Corporation (20%)                                 2 B737-200A
                                                  Xiamen Province (20%)                              5 B737-700
                                                                                                     7 B757-200

---------
Source: Airclaims Limited CASE Database, May 14, 2002.

C. Organizational Structure

   AerCo Structure and Payment Flows

     The following diagram illustrates the AerCo organizational structure and the nature of payment flows:

                        -------------------------------

                                  Noteholders

                        -------------------------------
                                      / \
                                       |
                                       |
                                       |    Payments to noteholders
                                       |
                                       |
                        -------------------------------

                                     AerCo

                        -------------------------------
                          / \         / \
                           |           |
                           |           |
                           |           |    Payments of interest and principal
                           |           |    on intercompany loans
                           |           |
                           |           |
                           |    -----------------------
                           |
          Lease payments   |         Aircraft Owning
                           |          Subsidiaries
                           |
                           |    -----------------------
                           |          / \
                           |           |
                           |           |    Lease payments
                           |           |
                           |           |
                        -------------------------------

                                   Portfolio

                        -------------------------------

     o AerCo and its aircraft owning subsidiaries are owners of the aircraft that form the portfolio.

     o AerCo owns 100% of the equity in each of its aircraft owning subsidiaries.

     o The security trustee has a security interest in the leases, including all rental payments as well as a security interest in the equity of each of the aircraft owning subsidiaries.

     o The indenture contains a negative pledge covenant that prohibits AerCo and its aircraft owning subsidiaries from granting a security interest in the aircraft, the leases or the equity in the aircraft owning subsidiaries to any third party.

     o AerCo is owned 95% by AerCo Holding Trust, a Jersey charitable trust, and 5% by debis Ireland. debis Ireland also holds 100% of the subclass D-1 notes and 100% of the subclass E-1 and E-2 notes.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The review of operating results set forth below is based on the aircraft owned by AerCo Group at March 31, 2002 and March 31, 2001 and therefore is limited to a discussion of historical financial data with respect to those aircraft and the related leases from their date of acquisition. You should note. however, that because the following discussion only covers historical data from July 17, 2000 in respect of the additional aircraft which AerCo Group acquired from debis Ireland on July 17, 2000, it will not be indicative of an analysis of the consolidated financial results of AerCo in future periods.

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

     AerCo acquired six additional aircraft and related leases from debis Ireland on July 17, 2000, and acquired an additional 24 aircraft over the period from July 18, 2000 to January 31, 2001. See "Item 4. Information on the Company -- A. History and Development of AerCo Limited." The acquisition of the additional aircraft from debis was achieved through the purchase of the capital stock of 18 100% owned subsidiaries of debis. AerCo financed the acquisition of the additional aircraft from debis and refinanced its subclass A-1 and D-1 notes through the issue of $960 million of new public notes and the issue of new D-2 notes and E-2 notes which were acquired by debis.

   Critical Accounting Policies

     We have determined the critical principles by considering accounting policies that involve the most subjective decisions or assessments. The most critical accounting policies are those related to depreciation methods and impairment of aircraft values since both of these involve elements which require us to make assumptions as to matters that are highly uncertain at the time the estimates are made.

   Depreciation

     Aircraft are recorded at purchase cost under U.K. GAAP and are depreciated at a rate calculated to write off the cost of the assets to their estimated residual value on a straight-line basis, over their estimated useful economic lives. Under U.S. GAAP aircraft are stated at debis's amortized cost at the date of acquisition by AerCo and are depreciated on a straight-line basis at a rate calculated to write off debis's amortized cost at the date of acquisition by AerCo to their estimated residual value over their estimated useful economic lives. The determinations of useful economic life and residual value are critical to the calculation of depreciation. The current estimates of residual values and useful economic lives are generally 15% of cost, and 25 years from date of manufacture, respectively.

     The estimates of useful lives and residual values are reviewed at least annually.

   Impairment

     For U.K. GAAP purposes, additional charges are made to reduce the book value of specific assets to their recoverable amount where an impairment in value is considered to have occurred in accordance with Financial Reporting Standard No. 11 "Impairment of Tangible Fixed Assets and Goodwill" ("FRS 11"). An impairment review is carried out where there has been an indication of impairment, usually on the basis of independent market appraisals and indications of market demand. An impairment is measured by comparing the carrying value of the aircraft and engines with the recoverable amount. Recoverable amount is the higher of the net realizable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted at a market rate of return.

     Under the indenture, we are required to obtain aircraft appraisals at least once a year and in any case, no later than March 1 of each year from at least three independent appraisers. The appraisals assume, among other things, that the aircraft are utilized normally in an open, unrestricted and stable market. Short term fluctuations in the market place are disregarded and it is assumed that there is no necessity either to dispose of a significant number of aircraft simultaneously or to dispose of aircraft quickly.

     For U.S. GAAP purposes, we have adopted Statement of Financial Accounting Standards ("SFAS") 121, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 121"). In performing the review for recoverability, the directors estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. As aircraft carrying amounts are generally higher under U.K. GAAP than under U.S. GAAP, impairment charges taken for U.K. GAAP purposes may not be required under U.S. GAAP.

Results of Operations -- Year Ended March 31, 2002 Compared with Year Ended March 31, 2001

     The following discussion of AerCo's results of operations for 2002 compared to 2001 is based on the audited results of AerCo for the years ended March 31, 2002 and 2001.

     Overview

     During the year to March 31, 2002, there was a slowdown in the world economic climate with a consequential negative impact on operating conditions in the world aviation industry. This economic slowdown was exacerbated by the events of September 11, 2001 in the U.S. and the economic and political situation since those events.

     AerCo Group's results for the year ended March 31, 2002 reflected a continuation of the already apparent difficult trading conditions in the aviation industry. The terrorist attacks of September 11, 2001 and the associated military action by the United States and its allies in Afghanistan exacerbated an already difficult situation, having an adverse financial impact on the aviation industry, and in particular, on the condition of some of AerCo's lessees and their ability to perform under their leases. As a result, AerCo received a number of requests from its lessees seeking amongst other things, rental reductions and deferrals, early return of aircraft and other temporary cashflow alleviation measures designed to aid the survival of these airlines. AerCo concluded lease restructurings with certain of its lessees as a result of these requests received, which had a negative impact on its results for the year. See "Item 4. Information on the Company -- B. Business Overview -- The Lessees." In general, there was a sharp increase in the availability of aircraft for lease, leading to significant overcapacity, increased downtime, a decline in lease rates and a fall in the realizable value of aircraft in open market sale transactions. The effect of these events gave rise to a greater than expected decline in the annual appraised value of the AerCo fleet and resulted in impairment provisions of $82.8 million being charged in the results for the year with respect to the carrying value of certain of AerCo's aircraft.

     In addition, the downturn in the aviation industry together with the deterioration in conditions in the capital markets, resulted in the deferral by AerCo of the refinancing of its subclass A-3 notes, which were scheduled to be refinanced by June 15, 2002. Accordingly, step-up interest of 0.50% per annum is payable with effect from June 15, 2002 on the subclass A-3 notes until they are repaid in full or refinanced. Under the priority of payments, step-up interest is payable after payment of interest, minimum principal and scheduled principal on AerCo's class A, class B, class C and class D notes and any aircraft modification payments. AerCo will continue to monitor market conditions and to assess when and if a refinancing of the subclass A-3 notes is appropriate. For recent developments, see "Item 3. D. Risk Factors -- Recent Developments" and "Item 5. D. Trend Information."

     There has been a decline of 7.8% in the appraised value of our fleet in the year to March 31, 2002 which is $40 million greater than the decline assumed in our 2000 Base Case. If the current oversupply of aircraft continues longer term, certain of our aircraft may become obsolete significantly earlier than the useful life expectancy assumed in the 2000 Base Case assumptions which would significantly impact appraised values further.

     The vulnerability of the notes has been reflected in actions taken by the rating agencies which re-evaluated several structured aircraft financings in the wake of the terrorist attacks in the United States on September 11, 2001. On September 20, 2001, Fitch put all aircraft-backed securitizations on credit watch negative. Subsequently on December 21, 2001, Fitch affirmed the ratings on our class A, B and C notes but left our class D notes on credit watch negative. On September 27, 2001, Standard & Poor's placed our class D notes on credit watch with negative implications, along with certain other tranches of other aircraft-backed securitizations. On March 25, 2002, Standard & Poor's completed its review of those aircraft-backed securitizations and announced that it would continue to closely monitor AerCo and other transactions over the course of the next three to six months and would keep our class D notes on credit watch with negative implications. Following its announcement on September 25, 2001, that it would re-evaluate certain aircraft-backed securitizations, including AerCo, on October 30, 2001, Moody's placed our class D notes on review for possible downgrade. On March 5, 2002, Moody's downgraded our class D notes from Ba2 to Ba3.

     Further slowdown in economic growth may result in AerCo Group increasingly having to address the problems of lessees in financial difficulty with lease reschedulings, rent deferrals and other restructuring arrangements. In these circumstances, AerCo's ability to pay interest on, and repay principal of, the notes may be adversely affected. Given the continuing difficulties in the aircraft industry and their impact on the factors which determine our revenues, there can be no assurance that the rating agencies will not take any further action in respect of our notes.

     Revenues

     Revenues for AerCo Group in the year ended March 31, 2002 were $162.8 million, compared with $164.9 million in the year ended March 31, 2001. Included in revenues for the year ended March 31, 2002, is $75.5 million in respect of the 30 additional aircraft compared with $62.1 million for the eight and one-half months ended March 31, 2001 in respect of those aircraft. The decrease in lease revenues in the year ended March 31, 2002 is primarily attributable to a number of lease extensions and restructurings entered into by AerCo subsequent to the events of September 11, 2001 in the United States which reflected a sharp reduction in lease rates achievable for operating lease rentals and to a number of months downtime incurred in the year ended March 31, 2002 on one B737-400 aircraft which went on lease in November 2001. Rentals from European and Asia Pacific carriers represented 52.6% (2001 -- 51.3%) and 23.0% (2001 -- 19.4%), respectively, of AerCo's leasing revenues in the year ended March 31, 2002. One lessee, Spanair, accounted for 7% of AerCo's leasing revenues in the year ended March 31, 2002. The same lessee accounted for 9% of AerCo's leasing revenues in the year ended March 31, 2001. At March 31, 2002, all AerCo's aircraft were on-lease. At March 31, 2001, AerCo had one aircraft off-lease and one aircraft held for scrap.

     AerCo Group entered into 13 new leases/lease extensions in the year ended March 31, 2002 for the following aircraft: three B737-300s (42 months, 24 months and 6 months), three B737-400s (60 months, 24 months and 24 months), one B737-500 (48 months), two B757-200s (72 months and 24 months), one MD-83 (48 months), one A300 (24 months) and two MD-82s (both 60 months). Rental rates on these 13 new leases/lease extensions reflect the current softening in lease rates in the commercial aviation market for operating lease rentals. These rates were on average 31% below the previous lease rates for these aircraft.

     AerCo Group entered into ten new leases/lease extensions (including three new leases/lease extensions on three of the aircraft acquired in July 2000) in the year ended March 31, 2001 for the following aircraft: two B737-300s (62 months and 54 months), three B737-400s (64 months, 36 months and 18 months), two MD-83s (18 months and 12 months), one MD-82 (18 months) and two B767-300ERs (30 months and 21 months). Rental rates on these ten new leases/lease extensions reflect the softening in lease rates in the commercial aviation market for operating lease rentals. These rates were on average 22% below the previous lease rates for these aircraft.

     Sale of Aircraft

     A gain of $0.2 million on the part disposal of the B747-200B (MSN 22496) airframe was recognized during the year ended March 31, 2002. During the year ended March 31, 2002, the remaining two engines from the B747-200B were sold to IAI Bedek Aviation Group for a price of $2.9 million. The net book value of these engines at their date of sale was $2.9 million. One B757-200 aircraft was sold to a third party under the terms of a lease rental deficiency agreement resulting in sales proceeds of $46.2 million. No gain or loss was recognized on the sale of this aircraft as an impairment provision of $3.794 million in respect of this sale was provided for in the year ended March 31, 2001. The contract for disposal of this aircraft was entered into prior to March 31, 2001.

     During the year ended March 31, 2001, one engine (from B747-200B MSN 22496) was sold to IAI Bedek Aviation Group for a price of $1.4 million. The net book value of this engine at the date of sale was $1.4 million.

     Depreciation and Provision for Impairment in Aircraft Values

     The depreciation charge for AerCo Group for the year ended March 31, 2002 amounted to $75.4 million compared to $69.1 million for the year ended March 31, 2001. The depreciation charge for the year ended March 31, 2002 includes $33.4 million in respect of the 30 additional aircraft compared with a charge of $25.0 million on those aircraft in the eight and one-half months ended March 31, 2001. The increase in depreciation charged in the year ended March 31, 2002 of $6.3 million is primarily due to the additional three and one-half months depreciation charged on the additional aircraft in the current year offset by a reduced depreciation charge on the B757-200 aircraft, which was sold in April 2001. AerCo Group has depreciated each aircraft at a rate calculated to write-off the cost of the aircraft to its estimated residual value of generally 15% of cost, on a straight-line basis, over its estimated useful economic life of 25 years from the date of manufacture.

     During the year, aircraft carrying values were assessed for impairment in accordance with FRS 11. For the year ended March 31, 2002, the directors of AerCo determined to make a provision of $82.8 million to reflect an impairment in the values of certain of AerCo Group's aircraft types. Aircraft types affected include five F-100s, eight MD-80s, two DC8s, two B767s, one B737 and one A300. An impairment is measured by comparing the carrying value of the aircraft with its recoverable amount. Recoverable amount is the higher of the net realizable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted at a market rate of return. The directors arrived at such determination having considered the general downturn in the world economic climate as accelerated by the terrorist attacks of September 11, 2001, which have resulted in a further reduction in demand for air travel due to fears regarding additional acts of terrorism. Consequences include a supply and demand imbalance, which has seen older aircraft retired or temporarily grounded and renegotiations of existing lease terms, reflecting under utilization of aircraft by lessees and a general decline in aircraft lease rates. As a result, the directors of AerCo have considered that the economic value of certain of the aircraft subject to impairment has been reduced.

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

     Net Interest Expense

     Net interest expense for AerCo amounted to $157.7 million in the year ended March 31, 2002, compared to $137.9 million in the year ended March 31, 2001, which included net interest expense of $55.1 million incurred on new debt raised on July 17, 2000 to acquire the 30 additional aircraft. The increase in net interest expense for AerCo of $19.8 million in the year ended March 31, 2002 was primarily due to the additional three and one-half months interest cost incurred on the debt raised on July 17, 2000 to acquire the 30 additional aircraft from debis. The average indebtedness outstanding for AerCo during the year ended March 31, 2002 was $1,509.5 million compared to $1,406.0 million for the year ended March 31, 2001.

     Under the terms of the AerCo subclass E-1 and E-2 notes, interest accrues at a rate of 20% per annum payable monthly in arrears. Except for the class E note primary interest amount, which is payable at the rate of 15% per annum multiplied by the initial outstanding principal balance of the subclass E-1 notes on July 15, 1998 and by the outstanding principal balance of the subclass E-2 notes issued under the July 17, 2000 refinancing, no interest is payable on the subclass E-1 and E-2 notes until all of the interest, principal and premium, if any, on the other notes have been repaid in full. The class E note primary interest amount is paid on each payment date only to the extent that AerCo has available collections sufficient to make such payment after paying or providing for each of the items ranking prior to such payment in the order of priority. Approximately $65.2 million was accrued during the year ended March 31, 2002 in respect of unpaid interest on the subclass E-1 and E-2 notes compared with $48.3 million during the year ended March 31, 2001. Cash paid in respect of interest amounted to $94.3 million in the year ended March 31, 2002 and net interest expense was $157.7 million, compared with $95.6 million cash paid in respect of interest (including $6.9 million paid to debis which AerCo earned on the aircraft purchase account) and net interest expense of $137.9 million in the year ended March 31, 2001, principally reflecting subclass E-1 and E-2 note interest accrued but not paid in each year.

     Net interest expense also includes expenses incurred under AerCo's interest rate swaps. AerCo has entered into interest rate swaps in order to correlate its contracted fixed and floating rate rental payments to the fixed and floating rate interest payments on the notes, resulting in a charge of $31.8 million in the year ended March 31, 2002 and a charge of $3.6 million ($3.1 million relating to the early termination of the TWA B757-200 lease) in the year ended March 31, 2001.

     Net interest expense is stated after deducting interest income earned during each year. In the year ended March 31, 2002, AerCo earned interest income of $3.2 million compared with $13.5 million (including $6.9 million earned on the cash raised to acquire the 30 additional aircraft from debis) in the year ended March 31, 2001. This reduction in interest income is primarily due to lower LIBOR rates during the year ended March 31, 2002.

     Other Expenses

     Other expenses consist of servicer fees, administrative agency fees, cash manager fees, insurance premiums (political risk and directors' liability insurance), other service provider costs and miscellaneous expenditure items. Other expenses for AerCo amounted to $12.0 million in the year ended March 31, 2002 compared to $11.4 million in the year ended March 31, 2001.

     In the year ended March 31, 2002, servicer, administrative agency and cash manager fees payable by AerCo to debis totaled $7.2 million compared with $8.7 million in the year ended March 31, 2001. The decrease in servicer, administrative agency and cash manager fees in the current year is primarily due to a one off termination fee paid to Babcock & Brown in the year ended March 31, 2001 on termination of its servicing agreement with AerCo. Babcock & Brown acted as lease manager to AerCo from July 15, 1998 to July 17, 2000. debis has acted as lease manager to AerCo from July 17, 2000. Substantially all of the AerCo servicer and administrative agency fees represent revenue based fees calculated as a monthly percentage of lease rentals received on aircraft under management.

     AerCo Group's practice is to provide for estimated uncollectable accounts and takes into account the financial strength and condition of a lessee, level of security provided and the economic conditions existing in the lessee's operating environment. A small number of AerCo Group's lessees failed to meet their contractual obligations in the years ended March 31, 2002 and 2001, resulting in the requirement for additional provisions in respect of bad and doubtful debts in respect of these lessees. Overall, there was a net provision of $0.6 million required in respect of bad and doubtful debts in the year ended March 31, 2002 primarily in respect of Volare Spa, Varig and Blue Panorama, compared with a net provision of $2.24 million in the year ended March 31, 2001, primarily in respect of Tower Air.

     Goodwill

     AerCo acquired six additional aircraft and related leases from debis Ireland on July 17, 2000, and acquired an additional 24 aircraft over the period from July 18, 2000 to January 31, 2001 as described further in "Item 4. Information on the Company -- A. History and Development of AerCo Limited." The acquisition of the 30 aircraft from debis Ireland was achieved through the purchase of the capital stock of 18 100% owned subsidiaries of debis Ireland. The difference between the fair value of the net assets acquired and the consideration paid by AerCo for these new debis transferred companies, of $15.7 million, represents purchased goodwill, which is capitalized on the balance sheet of AerCo. On July 15, 1998 AerCo acquired 100% of the capital stock of ALPS 94-1, thus indirectly acquiring a portfolio of 25 aircraft and the related leases, and purchased certain aircraft owning subsidiaries of debis, which owned 10 aircraft and related leases. The difference between the fair value of the net assets acquired and the consideration paid by AerCo for the acquisition of ALPS 94-1 and these debis transferred companies, of $47.1 million, represents purchased goodwill, which is capitalized on the balance sheet of AerCo. Purchased goodwill is amortized on a straight-line basis over its estimated economic life.

     In the results of AerCo for the year ended March 31, 2002, goodwill of $3.1 million was amortized compared to $2.9 million in the year ended March 31, 2001.

     Operating Loss

     In the year ended March 31, 2002, AerCo recorded an operating loss of $168.3 million compared with an operating loss of $60.2 million for the year ended March 31, 2001 (including $27.6 million relating to the additional 30 aircraft acquired from debis).

     Taxes

     AerCo had a tax charge of approximately $0.12 million in the year ended March 31, 2002, compared with a tax charge of approximately $0.05 million for the year ended March 31, 2001.

     Net Loss

     As a result of the above factors, including the $0.2 million sales proceeds from the part disposal of the B747-200 airframe, AerCo had a net loss of $168.2 million for the year ended March 31, 2002, compared with a net loss of $60.3 million for the year ended March 31, 2001.

     Differences between U.K. GAAP and U.S. GAAP

     The principal differences between U.S. GAAP and U.K. GAAP that have affected the results of operations and financial position of AerCo and ALPS 94-1 relate to the accounting treatment of aircraft cost and related impairment and depreciation, goodwill and debt issue costs.

     Aircraft are stated at purchase cost under U.K. GAAP which is appraised fair market value at the date of acquisition. Under U.S. GAAP, aircraft are stated at debis's amortized cost at the date of delivery to, and acquisition by, AerCo and ALPS 94-1, respectively. The difference between the purchase cost and debis's amortized cost is treated as a distribution to debis. The impact is to reduce the net book value of aircraft and shareholders' equity under U.S. GAAP compared with U.K. GAAP. This difference in net book value causes differences in depreciation expense, gain or loss on disposal and impairment charges.

     Under U.K. GAAP, AerCo has depreciated each aircraft at a rate calculated to write off the cost of the aircraft from the date of acquisition, on a straight-line basis, to a residual value of generally 15% of cost over a period of 25 years from the date of manufacture. Under U.S. GAAP, aircraft are depreciated on a straight-line basis at a rate designed to write off debis's amortized cost at the date of delivery to AerCo to a residual value of generally 15% of cost over a period of 25 years from the date of manufacture.

     For U.K. GAAP purposes, additional charges are made to reduce the book value of specific assets to their recoverable amount where an impairment in value is considered to have occurred in accordance with FRS 11. An impairment is measured by comparing the carrying value of the aircraft with its recoverable amount. Recoverable amount is the higher of the net realizable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted at a market rate of return.

     For U.S. GAAP purposes, we have adopted SFAS 121 which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

     Under U.K. GAAP, the difference between the fair value of the net assets of ALPS 94-1 and the debis transferred aircraft, and the purchase consideration paid by AerCo to acquire these entities in July 1998 gave rise to goodwill of $47.1 million and the difference between the fair value of the net assets of the new debis transferred companies, and the purchase consideration paid by AerCo to acquire these entities in July 2000 gave rise to goodwill of $15.7 million. This purchased goodwill is capitalized and amortized over a period of 20 years. No goodwill arises under U.S. GAAP as these transactions are accounted for on a predecessor cost basis as transactions between entities under common control.

     Goodwill of $6.1 million representing the difference between the fair value of the net assets acquired and the consideration paid by the new debis transferred companies in respect of their acquisition of aircraft from Indigo, is eliminated under acquisition accounting in U.K. GAAP. Under U.S. GAAP, this goodwill will continue to be recognized in the consolidated financial statements of AerCo.

     Under U.K. GAAP, the costs of debt issuance arising on the completion of the refinancing transactions in July 1998 and July 2000 are disclosed as a reduction of the related indebtedness. Under U.S. GAAP, the costs of issuance are disclosed separately as deferred financing costs.

     For a discussion of these and other differences between U.K. GAAP and U.S. GAAP, including certain income recognition and depreciation differences relating to our acquisition of the capital stock of ALPS 94-1 and the debis transferred companies in July 1998 and the capital stock of the new debis transferred companies acquired in July 2000, see notes 23, 24, 25 and 26 to the AerCo audited consolidated financial statements.

Results of Operations -- Year Ended March 31, 2001 Compared with Year Ended March 31, 2000

     Overview

     Our results for the year ended March 31, 2001 reflected a continuation of difficult trading conditions for some of our lessees, along with an unfavorable market for some of our aircraft, in particular widebody aircraft, with a corresponding negative impact on aircraft values and lease rates and increased levels of aircraft downtime. For a discussion of these conditions and other recent developments, see "Item 3. D. Risk Factors -- Recent Developments" and "Item 5. D. Trend Information." In addition, our results for the year were adversely affected by financial difficulties experienced by two North American lessees. On February 29, 2000, one of the lessees, Tower Air filed for Chapter 11 bankruptcy protection in the U.S. in its attempts to restructure its operations. On January 23, 2001, the relevant U.S. bankruptcy court granted an order terminating the lease with Tower Air. The second lessee, TWA, filed for Chapter 11 bankruptcy protection on January 10, 2001 and reached agreement with American Airlines in March 2001 for the sale of its business. As a result, an aircraft purchase option relating to the aircraft we leased to TWA was exercised by a third party under the terms of a rental support agreement which became effective on the filing by TWA for Chapter 11 bankruptcy protection. See "Item 4. Information on the Company -- Business Overview -- The Lessees -- North American Concentration." During the year, one Colombian lessee continued to experience difficulties in meeting its contracted rental and other payments. See "Item 4. Information on the Company -- Business Overview -- The Lessees -- Latin American Concentration." Further slowdown in economic growth may result in us increasingly having to address the problems of lessees in financial difficulties with lease reschedulings, rent deferrals and other restructuring arrangements. In these circumstances, our ability to pay interest on, and repay principal of, the notes may be adversely affected.

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

     Rental rates on 24 of the 32 new leases written by AerCo Group since July 1998, reflect the current softening in lease rates in the commercial aviation market for operating lease rentals. These rates were on average 18% below the previous lease rates for these aircraft. Rental rates on the remaining eight leases written by AerCo Group in the period were on average 8% above previous lease rates for these aircraft. AerCo Group entered into 10 new leases/lease extensions (including three new leases/lease extensions on three of the aircraft acquired in July 2000) in the year ended March 31, 2001 for the following aircraft: two B737-300s (62 months and 54 months), three B737-400s (64 months, 36 months and 18 months), two MD 83's (18 months and 12 months), one MD 82 (18 months) and two B767-300ER's (30 months and 21 months). AerCo Group entered into 12 new leases/lease extensions in the year ended March 31, 2000 for the following aircraft: one F-100 (71 months), five B737-300s (65 months, 60 months, 12 months, 65 months and 36 months), two B737-400s (56 months and 48 months), one B737-500 (42 months), two A320-200s (24 months and 36 months) and one B767-300ER (1 month).

     Sale of Aircraft

     During the year ended March 31, 2001, one engine (from B747-200B MSN 22496) was sold to IAI Bedek Aviation Group for a price of $1.4 million. The net book value of this engine at the date of sale was $1.4 million. Sales proceeds of $14.7 million from the sale of one aircraft, an F-100 sold to an affiliate of Portugalia, were received in the year ended March 31, 2000. The net book value of this aircraft at the date of sale was $15.6 million.

     Depreciation and Provision for Impairment in Aircraft Values

     The depreciation charge for AerCo Group for the year ended March 31, 2001 amounted to $69.1 million, including depreciation charged on aircraft acquired during the year of $25.0 million, compared to $47.0 million for the year ended March 31, 2000. The decrease in depreciation charged (excluding the acquired aircraft) in the year ended March 31, 2001 is primarily due to a reduced depreciation charge on the B747-200B aircraft in the current year as a result of the impairment provision made on the aircraft in the year ended March 31, 2000. AerCo Group has depreciated each aircraft at a rate calculated to write-off the cost of the aircraft to its estimated residual value of generally 15% of its cost, on a straight-line basis, over its estimated useful economic life of 25 years from the date of manufacture.

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

     Under the terms of the AerCo subclass E-1 and E-2 notes, interest accrues at a rate of 20% per annum payable monthly in arrears. Except for the class E note primary interest amount, which is payable at the rate of 15% per annum multiplied by the initial outstanding principal balance of the subclass E-1 notes on July 15, 1998 and by the outstanding principal balance of the subclass E-2 notes issued under the July 17, 2000 refinancing, no interest is payable on the subclass E-1 and E-2 notes until all of the interest, principal and premium, if any, on the other notes have been repaid in full. The class E note primary interest amount is paid on each payment date only to the extent that AerCo has available collections sufficient to make such payment after paying or providing for each of the items ranking prior to such payment in the order of priority. Approximately $48.3 million was accrued during the year ended March 31, 2001 in respect of unpaid interest on the subclass E-1 and E-2 notes, compared with $23.9 million on the subclass E-1 notes during the year ended March 31, 2000. Cash paid in respect of interest amounted to $95.6 million (including $6.9 million paid to debis which AerCo earned on the aircraft purchase account) in the year ended March 31, 2001 and net interest expense was $137.9 million, compared with $56.2 million cash paid in respect of interest and net interest expense of $78.8 million in the year ended March 31, 2000, principally reflecting subclass E-1 and E-2 note interest accrued but not paid in each year.

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

     AerCo Group's practice is to provide for estimated uncollectable accounts and takes into account the financial strength and condition of a lessee, level of security provided and the economic conditions existing in the lessee's operating environment. A small number of AerCo Group's lessees failed to meet their contractual obligations in the years ended March 31, 2001 and 2000, resulting in the requirement for additional provisions in respect of bad and doubtful debts in respect of these lessees. Overall, there was a net provision of $2.24 million required in respect of bad and doubtful debts in the year ended March 31, 2001, compared with a net provision of $2.15 million in the year ended March 31, 2000, in both cases primarily in respect of Tower Air.

     In the year ended March 31, 2000, AerCo made a provision of $3.5 million in respect of an engine on the B747-200B aircraft on lease to Tower Air.

     Goodwill

     AerCo acquired six additional aircraft and related leases from debis Ireland on July 17, 2000, and acquired an additional 24 aircraft over the period from July 18, 2000 to January 31, 2001 as described further in "Item 4. Information on the Company -- A. History and Development of AerCo Limited." The acquisition of the 30 aircraft from debis Ireland was achieved through the purchase of the capital stock of 18 100% owned subsidiaries of debis Ireland. The difference between the fair value of the net assets acquired and the consideration paid by AerCo for these new debis transferred companies, of $15.7 million, represents purchased goodwill, which is capitalized on the balance sheet of AerCo. On July 15, 1998 AerCo acquired 100% of the capital stock of ALPS 94-1, thus indirectly acquiring a portfolio of 25 aircraft and the related leases, and purchased certain aircraft owning subsidiaries of debis, which owned 10 aircraft and related leases. The difference between the fair value of the net assets acquired and the consideration paid by AerCo for the acquisition of ALPS 94-1 and these debis transferred companies, of $47.1 million, represents purchased goodwill, which is capitalized on the balance sheet of AerCo. Purchased goodwill is amortized on a straight-line basis over its estimated economic life.

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

     Under U.K. GAAP AerCo has depreciated each aircraft at a rate calculated to write off the cost of the aircraft from the date of acquisition, on a straight-line basis, to a residual value of generally 15% of cost over a period of 25 years from the date of manufacture. Under U.K. GAAP cost is based on the appraised fair market value at the date of acquisition. Under U.S. GAAP aircraft are depreciated on a straight-line basis at a rate designed to write off debis's amortized cost at the date of delivery to AerCo to a residual value of generally 15% of cost over a period of 25 years from the date of manufacture.

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

     For U.K. GAAP purposes, additional charges are made to reduce the book value of specific assets to their recoverable amount where an impairment in value is considered to have occurred in accordance with FRS 11. An impairment is measured by comparing the carrying value of the aircraft with its recoverable amount. Recoverable amount is the higher of the net realizable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted at a market rate of return.

     For U.S. GAAP purposes, we have adopted SFAS 121 which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

     Under U.K. GAAP the costs of debt issuance arising on the completion of the refinancing transactions in July 1998 and July 2000 are disclosed as a reduction of the related indebtedness. Under U.S. GAAP the costs of issuance are disclosed separately as deferred financing costs.

     For a discussion of these and other differences between U.K. GAAP and U.S. GAAP, including certain income recognition and depreciation differences relating to AerCo's acquisition of the capital stock of ALPS 94-1 and the debis transferred companies in July 1998 and the capital stock of the new debis transferred companies acquired in July 2000 and subsequently, see notes 23, 24, 25 and 26 to the AerCo audited consolidated financial statements.

B. Liquidity and Capital Resources

     Liquidity

     Our primary source of liquidity is rental payments made by lessees under the lease agreements. The principal uses of cash rental payments are expenses related to the aircraft and their servicing, corporate expenses and the payment of interest on and principal of indebtedness. Such indebtedness consists of the additional notes offered in the additional notes offering, our notes issued in 1998 that were not refinanced in that offering, the subclass E-1 notes held by debis and the subclass D-2 and subclass E-2 notes which debis took up in the additional notes offering.

     The cash balances (including short-term investments in commercial paper) at March 31, 2002 amounted to $93.0 million compared to $104.7 million at March 31, 2001. Under the terms of our indebtedness, we are required to maintain cash balances in an amount equal to (1) the amount of lessee security deposits ($18.1 million at March 31, 2002), and (2) the "liquidity reserve amount" ($65.0 million at March 31, 2002).

     The terms of our indebtedness restrict the use of this cash so that it is generally not available to service debt. The liquidity reserve amount has been determined largely based on an analysis of historical experience, assumptions regarding our future experience and the frequency and cost of certain contingencies in respect of the aircraft. It is intended to provide liquidity for meeting the cost of maintenance obligations and non-maintenance, aircraft-related contingencies such as removing regulatory liens, compliance with ADs and repossessing and re-leasing aircraft. In analyzing the future impact of these costs, assumptions have been made regarding their frequency and amount based upon historical experience. There can be no assurance, however, that historical experience will prove to be relevant or that actual cash received by us will not be significantly less than that assumed. Any significant variation may materially adversely affect our ability to make payments of interest and principal on the notes.

     During the next two years, we may have to incur unusually high cash expenditures for the purpose of airframe and engine overhauls and complying with new regulatory requirements for aircraft operating in Europe and North America. Depending on the timing and amounts of such payments, this could adversely affect our ability to make payments on the notes, since these payments would rank ahead of certain payments on the notes.

     Because of the acquisition of AerFi by debis, the rating agencies required us to have additional liquidity available to us as our servicer and standby servicer were now the same entity, debis. Therefore, on June 28, 2001, we entered into a liquidity facility agreement (the "Agreement") with Kreditanstalt fur Wiederaufbau ("KfW") to provide additional funds to us for the payment of certain liabilities if and to the extent that insufficient funds were available in the form of periodic revenues.

     Under the terms of the Agreement, KfW has made available to us a revolving facility of up to $35 million for a period of 364 days, with the option to extend the facility for further periods of up to 364 days prior to the expiry of the previous 364 day period. The facility has now been extended to May 2003. Under the terms of the Agreement, KfW is not obliged to extend the facility, and, in the event that KfW does not grant an extension of the facility, we may choose to make a one-off drawing of an amount up to the minimum liquidity reserve (as defined in the Agreement) at the time, providing always that the aggregate amount of drawings does not exceed $35 million. We paid KfW an upfront fee of $50,000 and we have also agreed to pay a commitment fee of $100,000 per annum payable quarterly in arrears.

     The revolving facility has a maturity date of August 15, 2025 or the date of repayment of the outstanding principal balance of the class A notes, if earlier. However, we may cancel the whole or any part of the facility at any time by giving 10 days' prior written notice to KfW.

     If we default on any of our obligations under the Agreement, KfW may prevent further drawings and cancel the facility. In such circumstances, all outstanding amounts payable under the facility would become immediately due and payable, notwithstanding any other provision of the Agreement. If such circumstances were to arise, our ability to make certain payments on the notes may be adversely affected, depending on the priority of payments and timing.

     As of June 15, 2002, the liquidity reserve amount includes the amount of $65 million held in cash and the additional facility amount of $35 million provided by KfW under the Agreement.

     Operating Activities

     Net cash provided by our operating activities in the year ended March 31, 2002 amounted to $57.3 million compared with $58.3 million for the year ended March 31, 2001. These amounts are net of cash paid in respect of interest of $94.3 million (March 31, 2001: $95.6 million), net maintenance cash outflows of $4.6 million (March 31, 2001: $6.0 million net cash inflows) and security deposits refunded of $2.8 million (March 31, 2001: $2.5 million refunded). The potential maintenance and regulatory compliance expenditures described above may have an adverse impact on our net operating cash flow in future periods.

     Investing and Financing Activities

     Cash flows from financing activities for the year ended March 31, 2002 reflect the repayment of $118.2 million of principal on our subclass A-2, B-1, C-1, A-4, B-2 and C-2 notes in the year. Cash flows from financing activities for the year ended March 31, 2001 reflect our issuance of subclass A-3, A-4, B-2, C-2, D-2 and E-2 notes on July 17, 2000 of $1,169.1 million and the repayment of $484.2 million of principal on our subclass A-1, A-2, B-1, C-1, D-1, A-4, B-2 and C-2 notes.

     Indebtedness

     At June 15, 2002, the outstanding principal amount of our notes was as follows:

                              Outstanding
                          Principal Amount at    Annual Interest Rate      Expected Final
Subclass of Notes           June 15, 2002         (Payable Monthly)        Payment Date*      Final Maturity Date
-----------------         -------------------    --------------------    -----------------    -------------------
Subclass A-2                    132.0             LIBOR + 0.32%          December 15, 2005     July 15, 2023
Subclass A-3                    565.0             LIBOR + 0.46%+         June 15, 2002         July 15, 2025
Subclass A-4                    148.0             LIBOR + 0.52%          May 15, 2011          July 15, 2025
Subclass B-1                     65.1             LIBOR + 0.60%          July 15, 2013         July 15, 2023
Subclass B-2                     69.6             LIBOR + 1.05%          June 15, 2008         July 15, 2025
Subclass C-1                     81.1             LIBOR + 1.35%          July 15, 2013         July 15, 2023
Subclass C-2                     77.8             LIBOR + 2.05%          June 15, 2008         July 15, 2025
Subclass D-2                    100.0                     8.50%          May 15, 2014          July 15, 2025
Subclass E-1                    112.0                    20.00%          July 15, 2023         July 15, 2023
Subclass E-2                    109.1                    20.00%          July 15, 2025         July 15, 2025

---------
*    As determined at the date of issue.

+ Step-up interest of 0.50% is payable on the subclass A-3 notes with effect from June 15, 2002 until such time as they are repaid in full or refinanced.

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

C. Research and Development, Patents and Licenses

     Not applicable

D. Trend Information

     We have continued to suffer from a very difficult business environment for the commercial aircraft industry in the light of global economic conditions, as exacerbated by the terrorist attacks of September 11, 2001 and the subsequent and continuing political and economic fallout. The resulting reduction in passenger numbers and consequential reduction in flight schedules by airlines, has caused a decline in demand for aircraft. Some carriers have filed for bankruptcy or consolidated, whilst others, including many of our lessees, have suffered large losses or face severe financial difficulties. Oversupply of aircraft has resulted in increased aircraft downtime, aircraft being parked, a fall in market value of aircraft (especially older technology and less fuel-efficient aircraft or models no longer in production) and lower lease rates throughout the industry. We have ourselves experienced a decline in lease rates upon re-leasing or extensions of leases, requests from certain of our lessees to restructure their leases and/or allow rental holidays and deferrals, and a decline in sales prices achievable for our aircraft. We currently expect that the lease rates we will obtain in coming months in respect of new leases or lease extensions for aircraft coming off-lease will be lower and in some cases, significantly lower, than currently contracted lease rates.

     Furthermore, oil prices have been volatile and may rise significantly, particularly if the United States engages in military action in the Middle East, which would have an adverse effect on the ability of our lessees to perform their obligations under the leases. Furthermore, if there is military action in the Middle East, passenger numbers would likely fall.

     Additionally, it has been difficult and expensive for lessees to obtain the level of insurance coverage required under the leases, and in many cases, they rely on short-term government solutions. If these are not renewed and the insurance market does not provide the required coverage, it may be necessary for aircraft to be grounded. Also, new ADs have been issued, and further ADs may be issued, in order to improve security on aircraft, the cost of compliance with which, to the extent that they are not the responsibility of lessees under their leases or if the aircraft are not currently on lease, will be our responsibility.

     Current interest rates are low by historic standards which has generally been beneficial for our lessees. Whilst we have hedged our exposure to interest rates as further described in "Item 11. Quantitative and Qualitative Disclosure about Market Risk -- Interest Rate Risk and Management", future increases in interest rates may adversely affect the ability of our lessees to perform their obligations under the leases.

     We have already experienced a number of rental restructurings, typically involving the rescheduling of rental payments over a specified period and/or the reduction of current rentals usually in return for extensions of the relevant leases. These arrangements can also include forgiveness of amounts in respect of rental arrears. While the servicer attempts to limit concessions, the current worldwide commercial aircraft market is characterized not only by a large number of weak lessees, but also by overcapacity of available aircraft in almost every aircraft category and restructuring of existing leases is often the only way to keep our aircraft in use and earning revenues. There can be no assurance that we may not have to agree to further restructurings in the future.

     There has been a decline of 7.8% in the appraised value of our fleet in the year to February 19, 2002, which is $40 million greater than the decline assumed in our 2000 Base Case assumptions. The appraised values are based upon the value of the aircraft at normal utilization rates in an open, unrestricted and stable market, and take into account long-term trends, including current expectations of particular models becoming obsolete more quickly, as a result of airlines switching to different models, or lease values for aircraft declining more rapidly than previous predictions. As a theoretical value, the appraised value is not indicative of market value and it is not likely that we would obtain the appraised value upon sale of any aircraft, since we might sell at a low point in the business cycle, and since appraised values are forward-looking. Further, it is possible that certain of our aircraft, particularly the MD-80s, DC-8s and F-100s, may become obsolete significantly earlier than assumed in the 2000 Base Case assumptions, which would negatively impact the appraised values of these models.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     AerCo's board of directors will have no more than five members at any time. The holder or holders of a majority in aggregate principal amount of our class E notes have the right to appoint up to two directors while the class E notes are outstanding, provided that at all times, a majority of the directors must be independent. The current independent directors are Mr. G. Adrian Robinson, Chairman of AerCo, Mr. Kenneth N. Peters and Mr. Peter Sokell. The current class E note directors are Mr. M. John McMahon and Mr. Sean Brennan. Mr. Robinson became Chairman in October 2001 upon the resignation of the former Chairman, Mr. Frederick W. Bradley, Jr. Mr. Sokell was appointed as a director effective January 23, 2002 for a period of three years. Succeeding independent directors will be appointed by a majority of the then standing directors. If there are no independent directors at any time, three new independent directors will be appointed in accordance with our Articles of Association. Mr. Edward Hansom and Ms. Rose Hynes were appointed directors by debis Ireland as holders of the majority of the class E notes, effective July 15, 1998, and were removed as directors by debis Ireland on October 18, 2001. debis Ireland appointed Mr. Patrick Dalton to replace them, effective October 18, 2001, and he resigned as director on June 28, 2002, upon his ceasing to be an employee of debis Ireland, and debis Ireland appointed Mr. McMahon and Mr. Brennan as directors effective July 3, 2002.

     Any resolution of the board of directors requires the affirmative vote of a majority of the independent directors. Transactions and proceedings that relate to certain insolvency proceedings, amendments to AerCo's Memorandum or Articles of Association, acquisition of additional aircraft, mergers or the sale of all or substantially all of our assets may only be approved by a unanimous vote of all directors. The servicing, administrative agency and cash management agreements between AerCo and the debis group provide that certain actions shall be taken by AerCo by a special board resolution. A special board resolution will require the affirmative vote of a majority of the independent directors and, at any time at which the servicer and its affiliates hold the majority of our class E notes, the two directors appointed by the holder of our class E notes will not have the right to vote in respect of a special board resolution. Current board practice is for the independent directors to review AerCo's financial statements in advance of the board meeting to approve them.

     The current directors, their ages and principal activities are as follows:

Name                                Age        Offices Held with the Registrant
-------------------------------     ---        --------------------------------
G. Adrian Robinson.............     52         Director and Chairman
Kenneth N. Peters..............     66         Director
Peter Sokell...................     61         Director
M. John McMahon................     40         Director
Sean Brennan...................     40         Director

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

     Peter Sokell -- Mr. Sokell is an independent consultant. Between 1990 and 1997, he was Managing Director of Citibank's Aviation Group. Based in London, he led a team of professionals responsible for all of Citibank's aviation business interests in Europe (including Russia and the N.I.S.), Africa and the Middle East. Prior to his appointment to Citibank's Aviation Group, Mr. Sokell was an Executive Director of Spectrum Capital Limited. In 1979, Mr. Sokell established the National Westminster Bank's Global Aviation Group and managed this operation until 1985. Mr. Sokell has been a Director of Air 2 US since November 1999.

     M. John McMahon -- Mr. McMahon has been working in the aviation industry for 15 years. He received a Bachelors degree in Engineering from the National University of Ireland in 1983 and has post-graduate qualifications in Accounting and Finance (Association of Chartered Certified Accountants), Management and Computer Modelling and Simulation (both University of Dublin). He started as consulting engineer in 1983 with Gibson O'Connor, joined Aer Lingus in 1986 where he became the Fleet Planning Manager, and joined GPA Group plc in 1990, where he worked as Director of GPA Capital and Director of GPA Japan for a total of four years. After taking over responsibility as VP Capital Markets with GECAS until end of 1995, John McMahon became a member of the project team responsible for setting up debis in 1995. Prior to his promotion to Managing Director of debis in February 2000, he held the position of Senior Vice President Commercial and Business Development.

     Sean Brennan -- Mr. Brennan is Senior Vice President, Sales and Marketing at debis. He has been working in the aviation financial services industry for 18 years. A qualified lawyer, Sean Brennan worked for GPA Group plc from 1983-1993 in various operations-related roles and ultimately as Head of Contracts Management. From 1993 to 2000 he worked for GECAS where he was Senior Vice President, Contracts. He joined debis in January 2001.

     AerCo's directors are non-executive and AerCo does not and will not have any employees or executive officers. Accordingly, the board of directors relies upon subsidiaries of debis, as servicer, administrative agent and cash manager, and the other service providers for all asset servicing, executive and administrative functions under the service provider agreements. Certain individuals other than the directors listed above serve as directors of various subsidiaries of AerCo.

     All directors are compensated for travel and other expenses incurred by them in the performance of their duties. AerCo Group pays each independent director an aggregate fee of $75,000 per annum for their services. The directors appointed by the holder of a majority in aggregate principal amount of the class E notes do not and will not receive remuneration from AerCo for their services.

     Mr. Brennan, Mr. Robinson and Mr. Peters also act as directors of certain AerCo Group subsidiaries. Mr. Robinson and Mr. Peters each receive $1,000 for each day, or portion of a day, which they are required to devote to the activities of those subsidiaries and AerCo, excluding board meetings of AerCo and ALPS 94-1.

Beneficial Ownership of AerCo

    Title of Class                   Name and Address                Number of shares         Percentage of Class
------------------------     ----------------------------------      ----------------         -------------------
Ordinary Shares              Mourant & Co. Trustees Limited,             19 Shares                     95%
                             as trustee of AerCo Holding Trust
                             22 Grenville Street
                             St. Helier
                             Jersey, Channel Islands

                             debis AirFinance Ireland plc                 1 Share                       5%
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

The Servicer

     debis Ireland provides various aircraft related services to us as servicer under the servicing agreement dated as of July 17, 2000. debis Ireland is a wholly-owned indirect subsidiary of debis, a major participant in the global commercial aviation industry. debis, directly and through debis Ireland and other subsidiaries, owns and manages aircraft both for its own account and for third parties. Including the AerCo fleet, at March 31, 2002, debis managed a portfolio consisting of 198 aircraft on lease to 75 lessees in 36 countries and, through debis Ireland, managed a portfolio of 106 aircraft on lease to 57 lessees in 28 countries. debis Ireland is also the holder of all of our subclass D-2, E-1 and E-2 notes. As the holder of the majority of the class E notes, debis Ireland has the right to appoint two directors to the Board of AerCo Limited. debis Ireland also holds 5% of the ordinary share capital of AerCo Limited. Subsidiaries of debis act as administrative agent and cash manager to Airplanes Group, another aircraft securitization vehicle, and GPA-ATR Limited, a turboprop aircraft joint venture company in which debis AirFinance Jetprop Limited holds 50% of the share capital.

     At March 31, 2002, the debis group employed 102 people worldwide, with 37 people employed in Shannon, Ireland by debis Ireland. debis has its headquarters in Amsterdam, the Netherlands and it also has a U.S. subsidiary with an office in Fort Lauderdale, Florida. debis has since reorganized its operations in Shannon, Ireland and now has 14 employees located there.

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

     All transactions to be entered into by debis on behalf of us, other than with other persons within AerCo Group, must be at arm's length and on fair market value terms unless otherwise agreed or directed by us. The following transactions or matters with respect to the aircraft require our specific written approval:

     o sales of or agreements to sell aircraft or any related aircraft engine unless required by the lease;

     o entering into new leases that do not comply with the operating covenants or any express direction of AerCo;

     o entering into amendments, renewals or extensions of existing leases that do not comply with the operating covenants or any express direction of AerCo;

     o terminating any lease or leases with any single lessee or related lessees with respect to any aircraft having an aggregate depreciated net book value over $100.0 million;

     o entering into any contract for modification or maintenance of the aircraft not provided for in the AerCo budget if:

          -- the cost to AerCo is more than the estimated cost of a heavy maintenance check for the airframe and the engines and the available maintenance reserves or other collateral under the related lease, whichever is greater, or

          -- the modification or maintenance is outside the ordinary course of AerCo Group's business;

     o entering into any capital commitment or confirming any order or commitment to acquire aircraft or engines;

     o issuing any guarantee on behalf of any person within AerCo Group other than guarantees:

          -- by one AerCo Group member of the lease obligations of another, or

          -- for trade payables incurred in the ordinary course of AerCo Group's business;

     o entering into any agreements for services costing more than $50,000 to be provided by third parties at AerCo Group's cost, unless this is an expense provided for in the budget;

     o entering into or amending or granting a waiver in any transaction with debis or any of its affiliates on behalf of any person within AerCo Group; and

     o entering into any agreement or commitment which is inconsistent with any express direction of AerCo.

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

     o the sale, lease or purchase of our aircraft on less favorable terms than might have been achieved at any time, so long as the transactions were entered into on the basis of a commercial decision or recommendation of debis Ireland in accordance with the debis services standard;

     o debis Ireland's obligation to apply the debis conflicts standard in performing its services, except where the losses are finally adjudicated to have been caused directly by the negligence, recklessness, willful misconduct or fraud of debis Ireland or its representatives;

     o the ownership, operation, maintenance, acquisition, leasing, financing, refinancing or sale of any of our aircraft, or any action, or failure to act on the part of any person at any time prior to the effective date of the servicing agreement;

     o any action that AerCo instructs debis Ireland to take, limit or terminate despite debis Ireland's contrary recommendation;

     o AerCo Group's refusal to take any action that debis Ireland recommends;

     o circumstances where any person within AerCo Group has received amounts sufficient to cover such losses; or

     o the gross negligence, recklessness, fraud or willful misconduct of any person within AerCo Group.

Indemnification

     AerCo Group will indemnify debis Ireland and its representatives on an after-tax basis for any losses that may be asserted against them relating to:

     o debis Ireland's performance under the servicing agreement, except where the losses are finally adjudicated to have been caused by debis Ireland's negligence, recklessness, fraud or willful misconduct in performing its obligations;

     o errors in judgment or omissions by debis Ireland or any action taken, limited or terminated in accordance with AerCo's instructions, except where the losses are finally adjudicated to have been caused by debis Ireland's negligence, recklessness, fraud or willful misconduct in performing its obligations; or

     o any of the circumstances under which debis Ireland would not be liable to AerCo as described above.

     debis Ireland will indemnify AerCo Group on an after-tax basis for losses arising from the performance of its services, where the losses are finally adjudicated to have:

     o been caused directly by the negligence, recklessness, fraud or willful misconduct of debis Ireland or any of its delegates in respect of its obligations to apply the debis services standard or the debis conflicts standard in connection with the performance of its services; or

     o directly resulted from a breach by debis Ireland of the express terms and conditions of the servicing agreement.

     debis Ireland's obligation to indemnify AerCo excludes circumstances where any person within AerCo Group has already received an amount sufficient to cover such losses.

     Aircraft Services

     debis Ireland provides a wide range of services to AerCo Group, including:

     o lease marketing, such as remarketing, lease drafting, negotiation and execution;

     o aircraft management, such as rent collection, aircraft maintenance, insurance, contract compliance and enforcement against current lessees, and accepting delivery and redelivery of aircraft;

     o    aircraft sales;

     o arranging valuations and monitoring and advising AerCo on regulatory developments;

     o assisting AerCo Group to stay in compliance with certain covenants under the indenture;

     o providing AerCo Group with data and information relating to our aircraft and the commercial aviation industry;

     o assistance with any public or private offerings and sale of refinancing notes or additional notes;

     o assistance with permitted tax-related dispositions or other permissible tax-based financings;

     o legal and other professional services relating to the lease, sale or financing of our aircraft, and the amendment modification or enforcement of our aircraft leases; and

     o periodic reporting of operational, financial and other information on our aircraft and leases.

     debis Ireland has agreed to:

     o engage and maintain the necessary staff and supporting resources required to perform its services;

     o grant AerCo Group and its agents, access to its information, programs, records and personnel to enable AerCo Group to monitor its compliance with the servicing agreement and for general AerCo Group business; and

     o separate its own funds from the funds of any person within AerCo Group. Budgets

     AerCo adopts an annual and a three-year budget each year for all aircraft. debis Ireland has agreed to use reasonable commercial efforts to achieve the annual budget.

     Management Fees

     debis Ireland is paid an annual retainer fee of approximately 0.10% of the initial appraised value of each aircraft in our fleet. The retainer fee is payable monthly in arrears in equal installments and subject to pro-rata reduction for any month in which we do not own all the aircraft currently in our fleet. In calculating the retainer fee, the initial appraised value may not be reduced below $250.0 million until all of the aircraft are sold. debis Ireland also receives a monthly fee, equal to 1% of the aggregate rent paid for that month or portion of a month that AerCo Group owns the related aircraft which are subject to debis Ireland servicing.

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

     o    AerCo does not pay:

          -- any servicing fees within five business days of a written delinquency notice, or

          -- any other amount payable by any person within AerCo Group within 10 business days of a delinquency notice;

     o any person within AerCo Group violates any material term, covenant, condition or agreement under the servicing agreement or any other operative document;

     o an involuntary proceeding under applicable bankruptcy, insolvency, receivership or similar law against AerCo, any of its subsidiaries or a substantial part of the property or assets of any person within AerCo Group, continues undismissed for 100 days or an order or decree approving any of the foregoing shall be entered or any such person goes into liquidation, suffers a receiver or mortgagee to take possession of all or substantially all of its assets or have an examiner appointed over it, or a petition or proceeding is presented for any of the foregoing and not discharged within 100 days;

     o a voluntary proceeding is commenced under bankruptcy, insolvency, receivership or similar law against AerCo or any of its subsidiaries, AerCo or any of its subsidiaries consents to the institution of, or fails to contest the filing of, any petition described above, or files an answer admitting the material allegations of any such petition, or makes a general assignment for the benefit of its creditors;

     o debis Ireland becomes liable for taxes, except certain income and employment taxes, arising from its performing services to AerCo, if:

          -- debis Ireland cannot avoid the taxes using reasonable commercial efforts, and

          --   AerCo does not indemnify debis Ireland for the taxes;

     o directions given by AerCo or any of its subsidiaries are, or if carried out would be, unlawful under applicable law.

     AerCo may terminate the servicing agreement if:

     o debis Ireland materially breaches any of its obligations under the servicing agreement, including its obligation not to execute lease documents or make other operational decisions outside Ireland as described above, and fails to cure the breach after written notice from AerCo;

     o debis Ireland ceases or gives notice that it will cease to be actively involved in the aircraft advisory and management business;

     o AerCo repays, refinances or defeases all of its public or private debt securities in full;

     o debis Ireland undergoes, or may undergo, a change of control or transfers, or intends to transfer, more than 50% of the outstanding class E notes to one or more non-affiliates and, in either case, any credit rating agency which rates the notes (other than the class E notes) notifies or confirms to AerCo that it intends to downgrade, is downgrading or has downgraded the rating of any of the notes (other than the class E notes). debis Ireland will inform AerCo of any change of control of which it has actual knowledge or if it proposes to sell more than 50% of the outstanding class E notes to one or more non-affiliates;

     o an involuntary proceeding under bankruptcy, insolvency, receivership or similar law, against debis Ireland or a substantial part of its property or assets, continues undismissed for 100 days or an order or decree approving any of the foregoing shall be entered or debis Ireland goes into liquidation, suffers a receiver or mortgagee to take possession of all or substantially all of its assets or has an examiner appointed over it, or a petition or proceeding for any of the foregoing is presented and not discharged within 100 days;

     o a voluntary proceeding is commenced against debis Ireland under bankruptcy, insolvency, receivership or similar law upon consent by debis Ireland to the institution of, or failure by debis Ireland to contest the filing of, any petition described above, or filing of an answer admitting the material allegations of any such petition, or the making of a general assignment for the benefit of its creditors; or

     o debis Ireland and AerCo fail to resolve a conflict as provided in the servicing agreement.

     AerCo may terminate the servicing agreement for any aircraft to which any of the following conditions apply:

     o in the case of marketing for re-lease of an aircraft, such aircraft has been off-lease and is reasonably available for re-lease for more than 180 days after expiry of the agreed lease marketing period; or

     o debis Ireland fails, within a reasonable period of time not to exceed 180 days, to submit to AerCo a bona fide third party offer to purchase an aircraft after written direction from AerCo to arrange such a sale; or

     o debis Ireland recommends a course of action for an aircraft or lease to AerCo which AerCo does not approve and, after negotiation in good faith, debis Ireland refuses to amend, withdraw or replace such recommendation with one that is consistent with its obligations.

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

Corporate Management

     Administrative Agent

     The administrative agent, which is debis AirFinance Administrative Services Limited (a subsidiary of debis and formerly known as AerFi Administrative Services Limited), provides administrative and accounting services to the board of directors including:

     o    acting as liaison with the rating agencies;

     o    establishing and maintaining AerCo Group's accounting ledgers;

     o providing quarterly and annual draft accounts for AerCo Group and individual companies within AerCo Group;

     o    preparing annual and three year budgets;

     o    authorizing payment of certain expenses;

     o coordinating any amendments to the transaction agreements, other than the leases;

     o procuring, supervising and coordinating AerCo Group's outside legal counsel, accounting, tax and other professional advisors;

     o    preparing and coordinating reports to investors and the Commission;

     o assisting AerCo Group's tax advisors with the preparation and filing of all required tax returns;

     o assisting AerCo Group in developing and implementing its interest rate management policy and developing financial models, cash flow projections and forecasts and in making aircraft lease, sale and capital investment decisions;

     o advising AerCo Group on the appropriate levels of the liquidity reserve amount; and

     o assisting AerCo Group with the public or private offerings of refinancing notes.

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

C. Board Practices

     See "Item 6. Directors, Senior Management and Employees -- Directors and Senior Management -- Directors" for a description of AerCo's board practices.

     AerCo's existing directors other than Mr. Sokell have an indefinite term of office on the board of directors. Mr. Sokell has been appointed for a period of three years commencing January 23, 2002. None of the directors' service contracts provide for benefits on termination of their employment. AerCo does not have an audit or remuneration committee.

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

B. Related Party Transactions

     AerCo Group has had and currently maintains various relationships with debis and its affiliates. First, debis Ireland acted as promoter in establishing the entities that comprise AerCo Group, including ALPS 94-1, a securitization vehicle established in 1994. Second, AerCo Group purchased ten aircraft from debis Ireland in 1998 and a further 30 aircraft from debis Ireland between July 17, 2000 and January 31, 2001. Third, AerCo purchased 25 aircraft through the acquisition of the share capital of ALPS 94-1 in 1998. AerCo used part of the proceeds from the issuance of the 1998 notes for the purchase and the redemption or repayment of ALPS 94-1's existing financial indebtedness, as further described in "Item 4. Information on the Company -- History and Development of AerCo Limited." Fourth, debis Ireland holds 5% of the ordinary share capital of AerCo. Fifth, subsidiaries of debis act as servicer, administrative agent and cash manager for AerCo Group. See "Item 6. Directors, Senior Management and Employees -- Directors and Senior Management -- The Servicer" and "-- Corporate Management." Sixth, Mr. Brennan and Mr. McMahon, employees of debis, are directors of AerCo, Mr. Erwin den Dikken, an employee of debis, is a director of ALPS 94-1, and Mr. Brennan is a director of certain AerCo subsidiaries. Seventh, certain former employees of debis have in the past held certain directorships of AerCo and/or ALPS 94-1 whilst employees of debis. Mr. Edward Hansom served as a director of AerCo from July 15, 1998 to October 18, 2001 and as a director of ALPS 94-1 prior to its acquisition by AerCo until October 18, 2001; Ms. Rose Hynes served as a director of AerCo from July 15, 1998 to January 19, 2000 and as a director of ALPS 94-1 from July 15, 1998 to January 19, 2000; Mr. Patrick Dalton served as a director of AerCo and ALPS 94-1 from October 18, 2001 to June 28, 2002; and Mr. John Redmond served as a director of ALPS 94-1 from January 19, 2000 to June 28, 2002. Mr. Redmond also served as a director of certain other AerCo subsidiaries until June 28, 2002. Eighth, debis Ireland holds all of the AerCo subclass D-2, E-1 and E-2 notes.

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

     The purposes of the Company include the following:

     o the purchase of aircraft and related leases and the management, operation, lease, re-lease and sale of aircraft or any interest therein and the entry into of all contracts and activities incidental thereto;

     o the financing or refinancing of the foregoing activities through the issue of debt securities and the granting of security over the Company's property to secure the repayment of such debt securities;

     o the provision of loans to, and guarantees of the Company's subsidiaries; and

     o engaging in currency and interest rate exchange transactions for hedging purposes.

Directors

     We are managed by a board of directors which will consist of no more than five persons at any time. See "Item 6. Directors, Senior Management and Employees."

Transactions in which our Directors are Interested

     Our Articles provide that if a director has disclosed to the board of directors the nature and extent of such director's material interests, such director:

     o may be a party to, or otherwise interested in, any transaction or arrangement with AerCo or in which AerCo is otherwise interested;

     o other than, in the case of an independent director, to the extent limited by the definition of that term in our Articles (which provides that a person acting as an independent director must not at any time during such director's service as a director or during the 24 months prior to such director's appointment be or have been an employee, consultant, officer or director of debis, any holder of the class E notes or any affiliate of any such person), may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by AerCo or in which AerCo is otherwise interested or which engages in transactions similar to those engaged in by AerCo and might present a conflict of interest for such director in discharging such director's duties;

     o shall not, by reason of such director's office, be accountable to AerCo for any benefit which such director derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

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

     Annual general meetings are convened by the directors each year and must be held not more than 18 months after the previous annual general meeting. The Jersey Financial Services Commission has the power to call an annual general meeting of a Jersey company if that company fails to do so and the Royal Court of Jersey also has the power in certain circumstances set out in the Companies Law to call a meeting of a Jersey company. The holders of at least one-tenth in nominal value of our shares may requisition a meeting of shareholders.

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

     Interest payments made by AerCo have an Irish source and whether or not paid gross are, under existing Irish tax law, chargeable to Irish income tax by self-assessment, subject, however, to such relief as may be afforded by the provisions of any applicable double tax treaty. However, as a matter of practice, the Irish tax authorities do not pursue collection of any such liability for Irish tax for persons who are not resident in Ireland except where such persons:

     o receive payments of interest through a person (including a trustee) or in the name of an agent or branch in Ireland having the management and control of the interest; or

     o seek to claim relief and/or repayment of tax deducted at source in respect of taxed income from Irish sources; or

     o are chargeable to Irish corporation tax on the income of an Irish branch or agency or to income tax on the profits of a trade carried on in Ireland to which the interest is attributable.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following quantitative and qualitative information is provided about financial instruments to which AerCo was a party as of March 31, 2002.

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

     Interest Rate Sensitivity

     AerCo Group's principal market risk exposure is to changes in interest rates. This exposure arises from its notes and the derivative instruments used by AerCo Group to manage interest rate risk. The basic terms of each subclass of notes, including the outstanding principal amount and estimated fair value as of March 31, 2002, are as follows:

                                                                                                    Estimated
                     Annual Interest       Principal          Expected                            Fair Value at
  Subclass of        Rate (Payable         Amount at            Final          Final Maturity       March 31,
     Notes              Monthly)            year end        Payment Date*           Date             2002**
---------------      ---------------      ----------        -------------      --------------     -------------
                                            $million                                                $million
Subclass A-2         LIBOR+0.32%               136         December 15, 2005   July 15, 2023              135
Subclass A-3         LIBOR+0.46%+              565         June 15, 2002       July 15, 2025              549
Subclass A-4         LIBOR+0.52%               153         May 15, 2011        July 15, 2025              150
Subclass B-1         LIBOR+0.60%                66         July 15, 2013       July 15, 2023               61
Subclass B-2         LIBOR+1.05%                71         June 15, 2008       July 15, 2025               63
Subclass C-1         LIBOR+1.35%                82         July 15, 2013       July 15, 2023               69
Subclass C-2         LIBOR+2.05%                78         June 15, 2008       July 15, 2025               66
                                             -----                                                      -----
Public debt                                  1,151                                                      1,093
Subclass D-2         8.5% -- Fixed             100         May 15, 2014        July 15, 2025               70

Subclass E-1         20% -- Fixed              112         July 15, 2023       July 15, 2023
Subclass E-2         20% -- Fixed              109         July 15, 2025       July 15, 2025
                                             -----
                                             1,472
                                             =====

---------
*    As determined at date of issue.

+ Step-up interest of 0.50% is payable on the subclass A-3 notes with effect from June 15, 2002 until such time as they are repaid in full or refinanced.

** Although the estimated fair values of the class A to C notes outstanding have been determined by reference to prices as at March 31, 2002 provided by an independent third party, these fair values do not reflect the market value of these notes at a specific time and should not be relied upon as a measure of the value that could be realized by a noteholder upon sale.

     As the subclass D-2 notes are not publicly traded, the estimated fair value of these notes was calculated based upon future estimated cash flows discounted at an interest rate reflecting the order of priority for the repayment of these notes. The assumptions used in arriving at the fair value of the subclass D-2 notes are believed to be appropriate and take a best estimate approach reflecting the current industry conditions. The actual market value of the subclass D-2 notes could differ significantly from the fair value disclosed above depending on the longer term prospects for the global aviation industry in general and AerCo in particular.

     The directors have considered the fair value of the class E notes at March 31, 2002 and, due to the current uncertainty in the aviation industry and the particular characteristics of the class E notes, do not believe it to be appropriate, or possible, to estimate with any degree of certainty, a fair value of the class E notes in the current economic climate.

     Interest Rate Risk and Management

     The leasing revenues of AerCo are generated primarily from lease rental payments which are either fixed or floating. In some cases, leases carry fixed and floating rental payments for different rental periods. In the case of floating rate leases, an element of the rental varies in line with changes in LIBOR, generally six-month LIBOR. See "Item 4. Information on the Company -- Business Overview -- The Leases" for more information regarding the terms of our leases. As of March 31, 2002, leases with respect to approximately 89% of the aircraft by appraised value at February 19, 2002 provided for fixed rate rental payments and approximately 11% provided for floating rate payments.

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

     Under the swaps, AerCo generally pays fixed amounts and receives floating amounts on a monthly basis. The swaps amortize on the basis of the expected paydown schedule of the class A, class B and class C notes, the expiry dates of the leases under which lessees are contracted to make fixed rate rental payments and the LIBOR reset dates under the floating rate leases. At least every three months, and in practice more frequently, the administrative agent seeks to enter into additional swaps or sell at market value or unwind part or all of the swaps and any future swaps in order to rebalance the fixed and floating mix of interest obligations and the fixed and floating mix of rental payments. As of March 31, 2002, none of AerCo's existing swaps had a maturity date extending beyond April 2008. The fair value of the swaps at March 31, 2002 was $(41.4) million.

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

Counterparties are subject to the prior approval of the directors of AerCo. AerCo's counterparties consist primarily of the affiliates of major U.S. and European financial institutions (which may include special purpose derivative vehicles) whose credit ratings are consistent with maintaining the ratings of the most senior class of notes then outstanding. At March 31, 2002, AerCo had five swap counterparties.

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

     As an example, on February 28, 2002, AerCo entered into an interest rate swap. With respect to the monthly period from March 15, 2002, to April 15, 2002, the estimated note balances (classes A through C) were $1,162 million, leases maturing or rolling over amounted to $117.0 million and relevant cash deposits amounted to $65.0 million. As the swaps which had been previously entered into carried a notional principal balance of $960 million, the new swap has a notional principal balance in that particular one month period of $20 million.

     The following table sets forth terms of AerCo's swap portfolio as of March 31, 2002. Under its swaps, AerCo generally pays a fixed monthly coupon and receives one month LIBOR on the notional principal balance.

              Current Notional                                                    Fixed Monthly
                  Balance            Effective Date         Maturity Date            Pay Rate
              ----------------     -------------------    -------------------     -------------
                  ($000s)
                 105,000           July 15, 1998          September 15, 2004           5.7530%
                  40,000           August 17, 1998        August 15, 2004              5.8240%
                  20,000           September 28, 1998     January 15, 2004             5.0810%
                  15,000           January 15, 1999       April 15, 2004               5.2140%
                  15,000           February 23, 1999      March 15, 2004               5.3675%
                  10,000           July 15, 1999          March 15, 2005               6.2650%
                  60,000           July 27, 1999          March 15, 2006               6.3650%
                  35,000           November 15, 2000      March 15, 2004               7.1925%
                  10,000           May 15, 2001           March 15, 2005               7.1200%
                  60,000           July 17, 2000          November 15, 2004            6.9530%
                  80,000           July 17, 2000          June 15, 2007                7.0000%
                  27,000           July 17, 2000          January 15, 2006             7.0000%
                  35,000           July 17, 2000          April 15, 2007               7.0100%
                  14,000           July 17, 2000          April 15, 2004               6.9700%
                  14,000           July 17, 2000          October 15, 2005             6.9900%
                  14,000           July 17, 2000          June 15, 2005                6.9900%
                  16,000           July 17, 2000          December 15, 2003            6.9600%
                  13,000           July 17, 2000          March 15, 2006               7.0000%
                  13,000           July 17, 2000          October 15, 2005             6.9900%
                  34,000           July 17, 2000          January 15, 2008             7.0200%
                  11,000           July 17, 2000          November 15, 2003            6.9600%
                  12,000           July 17, 2000          June 15, 2002                6.9400%
                  12,000           July 17, 2000          June 15, 2002                6.9400%
                  19,000           July 17, 2000          November 15, 2004            6.9550%
                  14,000           July 17, 2000          April 15, 2004               6.9490%
                  15,000           July 17, 2000          May 15, 2004                 6.9500%
                  15,000           July 17, 2000          October 15, 2004             6.9560%
                  15,000           July 17, 2000          March 15, 2005               6.9610%
                  12,000           July 17, 2000          February 15, 2005            6.9590%



              Current Notional                                                    Fixed Monthly
                  Balance            Effective Date         Maturity Date            Pay Rate
              ----------------     -------------------    -------------------     -------------
                  ($000s)
                  14,000           July 17, 2000          July 15, 2004                6.9560%
                  35,000           September 15, 2000     May 15, 2006                 6.6930%
                  50,000           October 16, 2000       February 15, 2006            6.5370%
                  15,000           November 15, 2000      November 15, 2002            6.5100%
                  35,000           March 15, 2002         September 15, 2002           5.5600%
                  75,000           February 15, 2002      July 15, 2002                1.9300%
                       0*          December 15, 2003      February 15, 2005            5.9525%
                       0*          May 15, 2003           June 15, 2006                5.6225%
                  15,000           March 15, 2002         April 15, 2008               4.5825%
                       0*          November 15, 2002      August 15, 2007              6.1000%
                       0*          April 15, 2003         April 15, 2005               5.1175%
                  34,000           September 15, 2001     January 15, 2008            (5.6100%)
                  15,000           March 19, 2002         February 15, 2008            5.7325%
               ---------
               1,043,000
               =========

---------
* These are forward starting swaps which will become effective on the date shown on the "Effective Date" column.

     Derivative Instruments and Hedging Activities

     Under U.S. GAAP, prior to April 1, 2001 accounting for derivatives designated as a cash-flow hedge was the same as under U.K. GAAP. Effective April 1, 2001, AerCo adopted SFAS 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS 138, "Accounting for Certain Derivative instruments and Certain Hedging Activity, an Amendment of SFAS 133." SFAS 133 and SFAS 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (ii) held in equity until the hedged item is recognized through income. The ineffective portion of a hedge's change in fair value is recognized immediately in income.

     AerCo has a detailed hedging policy, which has been approved by the Board of Directors and the rating agencies, which rate certain of the notes issued by AerCo. This policy has been employed by the administrative agent since the inception of AerCo in 1998. As part of this hedging policy, AerCo has formally documented all relationships between hedging instruments and hedged items in the context of the requirements of SFAS 133 and SFAS 138. This includes linking all derivatives that are designated as cash-flow hedges to specific liabilities on the balance sheet. Since April 1, 2001, AerCo formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

     AerCo originally designated all of its interest rate swaps as cash flow hedges. Changes in the fair value of interest rate swaps that are highly effective and that are designated and qualify as cash-flow hedges are recorded in Other Comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged items.

     AerCo discontinues hedge accounting prospectively when it is determined that the derivative is no longer highly effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, or it is determined that designation of the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued, AerCo continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

     Adoption of SFAS 133 and 138 resulted in AerCo recording a cumulative increase in Other Comprehensive Loss of $41.8 million at April 1, 2001.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.


                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.  MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF
          PROCEEDS

     None.

ITEM 15.

     Not applicable.

ITEM 16.

     Not applicable.


                                    PART III

ITEM 17.

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See pages F-1 through F-55.

ITEM 19.  EXHIBITS

  8       List of significant subsidiaries

 10.1 Cash Analysis of Financial Condition and Results of Operations, Three Month Period from July 5, 2001 to September 15, 2001. (Incorporated by reference to Form 6-K filed on October 31, 2001)

 10.2 Cash Analysis of Financial Condition and Results of Operations, Three Month Period from September 15, 2001 to December 15, 2001. (Incorporated by reference to Form 6-K filed on January 31, 2002)

 10.3 Cash Analysis of Financial Condition and Results of Operations, Three Month Period from December 15, 2001 to March 15, 2002. (Incorporated by reference to Form 6-K filed on April 30, 2002)

 10.4 Cash Analysis of Financial Condition and Results of Operations, Three Month Period from March 15, 2002 to June 17, 2002. (Incorporated by reference to Form 6-K filed on July 31, 2002)

 12       Statement re Computation of Ratios

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 30, 2002                    By: /s/ G. Adrian Robinson
                                                ----------------------------
                                                Name:   G. Adrian Robinson
                                                Title:  Director

                          Sarbanes-Oxley Certification


I, G. Adrian Robinson, certify that:

1. I have reviewed this annual report on Form 20-F of AerCo Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


Date: September 30, 2002


/s/ G. Adrian Robinson
-------------------------
G. Adrian Robinson
Chairman of the Board of
AerCo Limited(1)





--------------------
(1) AerCo Limited is a special purpose vehicle that does not employ and has not employed any individual as a chief executive officer or chief financial officer and does not have and has not had any employees or officers since its inception. For all executive management functions the Company retains and relies upon its third party aircraft servicer, administrative agent and cash manager. These third party service providers are required to perform these executive management functions in accordance with the requirements of the servicing agreement, administrative agency agreement and cash management agreement, respectively. With respect to the information contained in the annual report, all information regarding the aircraft, the leases and the lessees is provided by the servicer pursuant to the servicing agreement. The cash manager calculates monthly payments and makes all other calculations required by the cash management agreement. Pursuant to the administrative agency agreement, the administrative agent uses the information provided by the servicer and the cash manager and other information the administrative agent acquires in the performance of its services to AerCo Limited, to prepare all disclosure (including this annual report) required to be filed with the Securities and Exchange Commission.

All members of the Board of Directors of AerCo Limited, including the Chairman, are non-executives.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

A. Historical Consolidated Financial Statements for AerCo
Independent auditors' report.............................................   F-4
Consolidated balance sheets..............................................   F-5
Consolidated statements of operations....................................   F-6
Consolidated statements of cash flows....................................   F-7
Consolidated statements of changes in shareholders' deficit..............   F-8
Statement of accounting policies.........................................   F-9
Notes to the consolidated financial statements...........................   F-12

B. Historical Financial Statements for New AerFi transferred aircraft
Independent auditors' report.............................................   F-40
Statements of net assets.................................................   F-41
Statements of operations.................................................   F-42
Statements of cash flows.................................................   F-43
Statements of changes in net assets......................................   F-44
Statement of accounting policies.........................................   F-45
Notes to the financial statements........................................   F-48




                              COMPANY DEFINITIONS

AerCo Limited            AerCo Limited, a special purpose limited
                         liability company incorporated under the laws of Jersey with its registered office located at 22 Grenville Street, St. Helier,
                         Jersey, JE4 8PX, Channel Islands.

AerCo                    AerCo Limited and its consolidated subsidiaries.

AerFi                    AerFi Group plc and its subsidiary undertakings.

debis AirFinance         debis AirFinance Ireland plc (formerly AerFi Group plc)
                         and its subsidiary undertakings.

ALPS 94-1 Limited        Aircraft Lease Portfolio Securitization 94-1
                         Limited, a special purpose limited
                         liability company incorporated under the laws of Jersey in 1994 to purchase 27 aircraft from debis AirFinance.

ALPS 94-1                ALPS 94-1 Limited and its consolidated
                         subsidiaries.

Indigo Indigo Aviation AB, a Swedish company with its registered office located at Sodra
                         Forstadsgatan 4, S-211 43, Malmo, Sweden.

                        CONTENTS OF FINANCIAL STATEMENTS

     AerCo has included the following audited historical financial statements in pages F-3 to F-56.

A. U.K. GAAP AerCo consolidated financial statements for the years ended March 31, 2002, 2001 and 2000.

     The AerCo financial statements include the results of operations and financial condition of the 30 aircraft and related leases acquired by AerCo through the acquisition of all the outstanding capital stock of 18 aircraft owning subsidiaries of debis AirFinance in July 2000 and reflect the sale of one engine during the year ended March 31, 2001 and the sale of two aircraft during the year ended March 31, 2002.

     The AerCo financial statements also include the results of operations and financial condition of the 25 aircraft and related leases acquired by AerCo through the acquisition of all the outstanding capital stock of ALPS 94-1 Limited and the ten aircraft and related leases acquired by AerCo through the acquisition of all the outstanding capital stock of certain aircraft owning subsidiaries of debis AirFinance in July 1998, and reflect the sale of one F-100 aircraft during the period from July 15, 1998 to March 31, 1999 and the sale of one F-100 aircraft during the year ended March 31, 2000.

B. U.K. GAAP New AerFi transferred aircraft financial statements for the period from April 1, 2000 to July 16, 2000 and for the year ended March 31, 2000.

     These financial statements include historical financial information on the two F-100, one B737-300 and one A321 aircraft acquired by AerCo from debis AirFinance under the refinancing and additional aircraft acquisition in July 2000, for the period from April 1, 2000 to July 16, 2000 and the year ended March 31, 2000 and on 26 of the Indigo transferring aircraft for the period from December 16, 1999 (the date Indigo was acquired by debis AirFinance) to March 31, 2000 and the period from April 1, 2000 to July 16, 2000. These financial statements are prepared as if the New AerFi transferred aircraft were operated separately from debis AirFinance for the periods presented.

                              FINANCIAL STATEMENTS



                                     AERCO

                                     AerCo


                          Independent Auditors' Report

To the Shareholders and Board of Directors of AerCo Limited

     We have audited the accompanying consolidated balance sheets of AerCo as of March 31, 2002 and March 31, 2001 and the related consolidated statements of operations, cash flows and changes in shareholders' deficit for AerCo for the years ended March 31, 2002, 2001 and 2000.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AerCo as at March 31, 2002 and March 31, 2001 and the results of operations and cash flows of AerCo for the years ended March 31, 2002, 2001 and 2000 in conformity with generally accepted accounting principles in the United Kingdom.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations of AerCo for the years ended March 31, 2002, 2001 and 2000 and the shareholders' deficit of AerCo as of March 31, 2002, March 31, 2001 and March 31, 2000 to the extent summarized in notes 23, 24, 25 and 26 to the consolidated financial statements.

KPMG
Chartered Accountants
Dublin, Ireland
September 30, 2002

                                     AerCo


                          Consolidated balance sheets

                                                       Notes   March 31, 2002    March 31, 2001
                                                       -----   --------------    --------------
                                                                  U.S.$'000         U.S.$'000
Assets
Current Assets
Cash .............................................       1           28,036             39,661
Commercial paper .................................       1           65,000             65,000
Accounts receivable, net .........................       2            6,180              7,388
                                                                 ----------         ----------
Total current assets .............................                   99,216            112,049

Intangible assets
Goodwill, net ....................................       3           52,747             55,889

Fixed Assets
Aircraft, net ....................................       5        1,265,109          1,478,945
                                                                 ----------         ----------
Total assets .....................................                1,417,072          1,646,883
                                                                 ==========         ==========

Liabilities & shareholders' deficit
Liabilities
Accrued expenses and other liabilities ...........       7          228,084            171,388
Indebtedness .....................................       9        1,463,295          1,578,832
Security deposits ................................      10           18,063             20,880
                                                                 ----------         ----------
Total liabilities ................................                1,709,442          1,771,100
Shareholders' deficit
Share capital ....................................      11               --                 --
Accumulated deficit ..............................                 (292,370)          (124,217)
                                                                 ----------         ----------
Total shareholders' deficit ......................                 (292,370)          (124,217)
                                                                 ----------         ----------
Total liabilities and shareholders' deficit ......                1,417,072          1,646,883
                                                                 ==========         ==========

     The accompanying notes, including the statement of accounting policies, on pages F-9 to F-11 are an integral part of the consolidated financial statements.

                                     AerCo


                     Consolidated statements of operations

                                                                          Year ended        Year ended        Year ended
                                                               Notes    March 31, 2002    March 31, 2001    March 31, 2000
                                                               -----    --------------    --------------    --------------
                                                                           U.S.$'000         U.S.$'000         U.S.$'000
Revenues
Aircraft leasing -- continuing operations                       12           162,790           102,840           109,146
                 -- acquisitions                                                  --            62,094                --
Expenses
Depreciation                                                     5           (75,402)          (69,063)          (46,998)
Provision for impairment in aircraft value                      13           (82,825)           (3,794)          (13,079)
Amortization of goodwill                                         3            (3,142)           (2,912)           (2,356)
Net interest expense                                            14          (157,742)         (137,942)          (78,818)
Other expenses                                                  15           (11,952)          (11,444)          (15,742)
                                                                           ---------         ---------         ---------
Total expenses                                                              (331,063)         (225,155)         (156,993)
                                                                           ---------         ---------         ---------
Net loss from operations -- continuing operations                           (168,273)          (32,639)          (47,847)
                         -- acquisitions                                          --           (27,582)               --
Profit/(loss) on sale of aircraft                                5               244                --              (941)
                                                                           ---------         ---------         ---------
Net loss before provision for taxes                             16          (168,029)          (60,221)          (48,788)
Provision for taxes                                             17              (124)              (49)              (51)
                                                                           ---------         ---------         ---------
Net loss for the year                                                       (168,153)          (60,270)          (48,839)
Retained loss brought forward                                               (124,217)          (63,947)          (15,108)
                                                                           ---------         ---------         ---------
Retained loss carried forward                                               (292,370)         (124,217)          (63,947)
Basic and diluted loss per ordinary share                       18          (8,407.7)         (3,013.5)           (2,442)
                                                                           ---------         ---------         ---------
Weighted average number of ordinary shares outstanding          18                20                20                20
                                                                           =========         =========         =========

     All recognized gains and losses are included in the consolidated statements of operations above.

     There is no material difference between the net income for AerCo for any of the years set out above, and the historical cost equivalent.

     The results for the year ended March 31, 2000 are derived from continuing operations. The results for the year ended March 31, 2002 and 2001 are derived from continuing operations and the acquisition of an additional 30 aircraft on July 17, 2000. The revenues and expenses attributable to this acquired business for the period from July 17, 2000 to March 31, 2001 are disclosed in note 4(b) to the consolidated financial statements.

     The accompanying notes, including the statement of accounting policies on pages F-9 to F-11 are an integral part of the consolidated financial statements.

                                     AerCo


                     Consolidated statements of cash flows

                                                                Year ended          Year ended           Year ended
                                                              March 31, 2002      March 31, 2001       March 31, 2000
                                                              --------------      --------------       --------------
                                                                 U.S.$'000           U.S.$'000            U.S.$'000
Cash flows from operating activities
Net loss for the year .................................           (168,153)            (60,270)            (48,839)
Adjustments to reconcile net loss from operations
    to cash provided by operating activities
Depreciation ..........................................             75,402              69,063              46,998
Amortization of goodwill ..............................              3,142               2,912               2,356
Amortization of debt issue costs ......................              2,918               2,414                 898
Provision for impairment in aircraft value ............             82,825               3,794              13,079
Changes in operating assets and liabilities
   Accounts receivable ................................              1,208              (2,276)               (748)
   Accrued expenses and other liabilities .............             67,308              39,111              27,888
Net maintenance (expenditure)/receipts ................             (4,563)              6,014              (7,481)

Net security deposits (repaid)/received ...............             (2,817)             (2,499)              1,521
                                                                ----------          ----------          ----------
Net cash provided by operating activities .............             57,270              58,263              35,672
                                                                ----------          ----------          ----------
Capital expenditure
Purchase of aircraft ..................................                 --                  --                (622)
Sale of aircraft ......................................             49,350               1,444              14,663
                                                                ----------          ----------          ----------
                                                                    49,350               1,444              14,041
Acquisitions
Purchase of subsidiary undertakings ...................                 --            (706,349)                 --
Cash acquired with subsidiaries .......................                 --                  11                  --
                                                                ----------          ----------          ----------
                                                                        --            (706,338)                 --
Management of liquid resources

Net purchase of commercial paper ......................                 --             (25,002)                 (1)
                                                                ----------          ----------          ----------
Financing activities
Debt issued ...........................................                 --           1,169,052                  --
Indebtedness repaid ...................................           (118,245)           (484,171)            (48,917)
                                                                ----------          ----------          ----------
Net cash (outflow)/inflow from financing
   activities .........................................           (118,245)            684,881             (48,917)
                                                                ----------          ----------          ----------
Net (decrease)/increase in cash .......................            (11,625)             13,248                 795
Cash at beginning of year .............................             39,661              26,413              25,618
                                                                ----------          ----------          ----------
Cash at end of year ...................................             28,036              39,661              26,413
                                                                ==========          ==========          ==========

     Disclosure of cash flow information is set out in Note 21.

     The accompanying notes, including the statement of accounting policies on pages F-9 to F-11 are an integral part of the consolidated financial statements.

                                     AerCo


          Consolidated statements of changes in shareholders' deficit

                                                                                        Total
                                             Number         Share       Retained     Shareholders
                                            of Shares      Capital        Loss          Deficit
                                            ---------     ---------     ---------    ------------
                                                          U.S.$'000     U.S.$'000      U.S.$'000
     Balance at March 31, 1999 .......            20            --       (15,108)       (15,108)
     Net loss for the year ...........            --            --       (48,839)       (48,839)
                                            --------      --------      --------       --------
     Balance at March 31, 2000 .......            20            --       (63,947)       (63,947)
     Net loss for the year ...........            --            --       (60,270)       (60,270)
                                            --------      --------      --------       --------
     Balance at March 31, 2001 .......            20            --      (124,217)      (124,217)
     Net loss for year ...............            --            --      (168,153)      (168,153)
                                            --------      --------      --------       --------
     Balance at March 31, 2002 .......            20            --      (292,370)      (292,370)
                                            ========      ========      ========       ========

     The accompanying notes, including the statement of accounting policies on pages F-9 to F-11 are an integral part of the consolidated financial statements.

                                     AerCo

                        Statement of accounting policies

Description of business

     AerCo Limited was incorporated in Jersey, Channel Islands on June 4, 1998 for the purpose of refinancing ALPS 94-1 and the acquisition of 10 aircraft from debis AirFinance. AerCo did not conduct any business prior to July 15, 1998.

     This transaction, which occurred on July 15, 1998, involved the purchase by AerCo Limited of 100% of the capital stock of ALPS 94-1 Limited and thereby a portfolio of 25 aircraft and related leases and the purchase of 10 aircraft and related leases from debis AirFinance. The acquisition of the 10 aircraft from debis AirFinance was achieved through the purchase of the capital stock in a number of aircraft owning subsidiaries of debis AirFinance. AerCo Limited financed the acquisition of the capital stock of ALPS 94-1 Limited and the 10 aircraft from debis AirFinance through the issue of five classes of notes. All of the three most senior classes of notes (the "class A to C notes") were sold in a $800 million underwritten global public offering. debis AirFinance subscribed for all of the fourth and fifth classes of notes (the "class D and E notes").

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

     The activities of AerCo include the sale, procurement and leasing of aircraft together with associated support services.

Basis of preparation

     The accounting policies followed in the preparation of the accompanying consolidated financial statements conform with generally accepted accounting principles in the United Kingdom and comply with Financial Reporting Standards of the Accounting Standards Board in the United Kingdom as promulgated by The Institute of Chartered Accountants in England and Wales. Generally accepted accounting principles in the United Kingdom differ in certain significant respects from generally accepted accounting principles in the United States. A summary of these differences are set out in notes 23, 24, 25 and 26.

     The consolidated financial statements are prepared on the going concern basis and under the historic cost convention and are stated in U.S. dollars, which is the principal operating currency of AerCo and of the aviation industry.

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

Basis of consolidation

     The consolidated financial statements include the results of AerCo Limited and all its subsidiaries. All intercompany profits, transactions and account balances have been eliminated.

                                     AerCo

Goodwill

     Purchased goodwill arising on the acquisition of a business represents the excess of acquisition cost over the fair value of the identifiable net assets when they were acquired. Purchased goodwill arising on acquisitions is capitalized on the balance sheet and amortized on a straight line basis over the estimated economic life of the goodwill.

     In accordance with Financial Reporting Standard ("FRS") No. 10 "Goodwill and Intangible Assets", goodwill is subject to a mandatory impairment test at the end of the first full financial year following the acquisition. Where events or circumstances are present which indicate that the carrying amount of goodwill may not be recoverable, AerCo estimates the recoverable amount based on the present value of future cashflows expected to result from the use of assets and their eventual disposition. Where this amount is less than the carrying amount of goodwill, AerCo will recognize an impairment loss.

Revenue recognition

     Revenue from aircraft on operating leases is recognized as income on a straight line basis over the period of the leases. Where rentals are adjusted to reflect increases or decreases in prevailing interest rates such adjustments are accounted for as they arise. This includes rental income earned on aircraft for the period prior to delivery (see "- Aircraft"). Lease rentals received in advance are deferred and recognized over the period to which they relate.

Interest income

     Interest is credited to the statement of operations as it is earned.

Maintenance

     In most lease contracts the lessee has the obligation to pay for maintenance costs on airframes and engines which arise during the term of the lease and in many lease contracts the lessee makes a full or partial prepayment, calculated at an hourly rate, into a maintenance reserve fund paid to AerCo from which the lessee can draw in respect of maintenance expenditures for major checks. Amounts held in respect of aircraft maintenance are recorded as accrued expenses and other liabilities. Any surplus amounts held in the fund on termination of a lease, to which the next lessee has no access, are recorded as income at that time.

     Maintenance costs borne directly by AerCo and which are not paid for by lessees are expensed as incurred.

Taxation

     AerCo Limited has been granted exempt company status by the Jersey taxation authorities. It pays an exempt company fee of (pound)600 per annum. AerCo Limited and its Irish subsidiaries are subject to Irish corporation tax on qualifying trading operations at a rate of 10%. Taxation is provided on the profits of the foreign subsidiaries at the current rates.

     AerCo adopted FRS 19 "Deferred Tax" in the year ended March 31, 2002. In accordance with FRS 19 "Deferred Tax", except where otherwise required by accounting standards, full provision is made for all timing differences which have arisen but not reversed at the balance sheet date. Provision is made at the rates of taxation expected to prevail at the time of reversal.

     A deferred tax asset is recorded where it is more likely than not to be recoverable. The recoverability of deferred tax assets is assessed annually by the directors.

                                     AerCo

Aircraft

     On July 15, 1998 AerCo completed a transaction resulting in a refinancing and restructuring of ALPS 94-1 and the acquisition of an additional 10 aircraft from debis AirFinance. The refinancing involved the purchase of aircraft at an aggregate appraised fair market value of $951.97 million.

     On July 17, 2000 AerCo completed a refinancing of its subclass A-1 and D-1 notes and the acquisition of an additional 30 aircraft from debis AirFinance at an aggregate appraised fair market value of $724.1 million.

     Aircraft are stated at cost less accumulated depreciation and are depreciated at rates calculated to write off the cost of the assets to their estimated residual value on a straight line basis, over their estimated useful economic lives. The current estimates of residual values and useful economic lives are generally 15% of cost, and 25 years from date of manufacture, respectively.

     Additional charges are made to reduce the book value of specific assets to the recoverable amount where an impairment in value is considered to have occurred in accordance with FRS 11 "Impairment of Tangible Fixed Assets and Goodwill." An impairment review is carried out when there has been an indication of impairment, usually on the basis of independent market appraisals and indications of market demand. An impairment is measured by comparing the carrying value of the aircraft and engines with the recoverable amount. Recoverable amount is the higher of the net realizable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted at a market rate of return.

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

Derivatives and other financial instruments

     AerCo manages its interest rate exposure through the use of interest rate swaps. Under these swap arrangements AerCo will pay fixed interest and receive floating interest on a monthly basis. The objective of AerCo's interest rate risk management policy is to correlate the contracted fixed and floating rental payments in its portfolio to the floating interest payments on the class A, B and C notes, taking account of expected amortization on these notes. Net receipts and payments arising in respect of these swaps are recognized as adjustments to interest expense on an accruals basis.

     AerCo is also exposed to losses in the event of non-performance by counterparties on interest rate swaps or in the event of defaults by lessees where income streams have been hedged. However, AerCo does not anticipate non-performance by the counterparties and losses or gains related to hedging instruments which result from lessee defaults are accounted for as they are incurred.

                                     AerCo


                 Notes to the consolidated financial statements

1    Cash and commercial paper

                                               March 31, 2002    March 31, 2001
                                               --------------    --------------
                                                  U.S.$'000         U.S.$'000
     Cash ..................................       28,036             39,661
     Commercial paper ......................       65,000             65,000
                                                  -------            -------
                                                   93,036            104,661
                                                  =======            =======

     Substantially all of the cash and commercial paper balances of AerCo at March 31, 2002 and March 31, 2001 were held for specific purposes under the terms of the AerCo Trust Indenture.

2    Accounts receivable, net

                                               March 31, 2002    March 31, 2001
                                               --------------    --------------
                                                  U.S.$'000         U.S.$'000
      Trade receivables, net ...............        5,995              7,053
      Non-trade receivables ................          185                335
                                                  -------            -------
                                                    6,180              7,388
                                                  =======            =======

     Trade receivables comprise amounts in respect of rent and maintenance payments due from lessees and are stated net of provisions for doubtful debt.

     As at March 31, 2002, three lessees accounted for 28%, 18% and 15% respectively of trade receivables of AerCo. Trade receivables at March 31, 2002 are shown net of a bad debt provision of $0.7m.

     As at March 31, 2001, four lessees accounted for 40%, 20%, 16% and 15% respectively of trade receivables of AerCo. Trade receivables at March 31, 2001 are shown net of a bad debt provision of $0.2m.

     Activity in the allowance for doubtful accounts was as follows:

                                               March 31, 2002   March 31, 2001    March 31, 2000
                                               --------------   --------------    --------------
                                                  U.S.$'000        U.S.$'000         U.S.$'000
     Balance, beginning of year .........              164            3,512             1,366
     Provision for doubtful account .....              582            2,237             2,146
     Bad debts written off ..............               --           (5,585)               --
                                                  --------         --------          --------
     Balance, end of year ...............              746              164             3,512
                                                  ========         ========          ========

                                     AerCo

3    Goodwill, net

                                          March 31, 2002   March 31, 2001    March 31, 2000
                                          --------------   --------------    --------------
                                             U.S.$'000        U.S.$'000         U.S.$'000
     Cost
     At beginning of year .........           62,826            47,125            47,125
     Addition in year .............               --            15,701                --
                                            --------          --------          --------
     End of year ..................           62,826            62,826            47,125
                                            ========          ========          ========
     Amortization
     Beginning of year ............           (6,937)           (4,025)           (1,669)
     Amortization in year .........           (3,142)           (2,912)           (2,356)
                                            --------          --------          --------
     End of year ..................          (10,079)           (6,937)           (4,025)
                                            ========          ========          ========
     Net book value
     Beginning of year ............           55,889            43,100            45,456
                                            ========          ========          ========
     End of year ..................           52,747            55,889            43,100
                                            ========          ========          ========

     Goodwill of $47.125 million represents the difference between the fair value of the net assets acquired and the consideration paid by AerCo Limited in respect of its acquisition of ALPS 94-1 and the AerFi transferred aircraft in July 1998. Goodwill of $15.701 million represents the difference between the fair value of the net assets acquired and the consideration paid by AerCo Limited in respect of its acquisition of the New AerFi transferred aircraft in July 2000. Goodwill is amortized over a 20 year period which is the period over which the directors of AerCo Limited estimate that the value of the underlying businesses acquired is expected to exceed the values of its identifiable net assets. Further information in relation to the calculation of goodwill is set out in note 4.

     During the year ended March 31, 2002, goodwill was assessed for impairment in accordance with FRS 11. As discussed in note 5, AerCo recognized an impairment provision of $82.8 million on certain aircraft types in the year ended March 31, 2002. After recognizing this impairment provision and considering, among other matters, the present value of future cash flows from the remaining aircraft, the directors of AerCo determined that no impairment of goodwill occurred in the year ended March 31, 2002.

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

     The fair value of the net assets acquired and the consideration given on the acquisition of ALPS 94-1 and the AerFi transferred aircraft is summarized as follows:

                                     AerCo

4    Acquisitions (continued)

     (a) Acquisition of ALPS 94-1 and the AerFi transferred aircraft -- July 1998 (continued)

                                                                    AerFi             Fair Value Adjustment
                                                                 transferred       ----------------------------
                                                 ALPS 94-1         Aircraft         Valuation         Others         Fair Value of
                                                Book Value        Book Value       Adjustments      Adjustments     Assets Acquired
                                                ----------       -----------       -----------      -----------     ---------------
                                                 U.S.$'000         U.S.$'000         U.S.$'000        U.S.$'000         U.S.$'000
Current assets .........................          148,899               609                --             (406)          149,102
Fixed assets -- aircraft ...............          732,905           178,756            40,312               --           951,973
Accrued liabilities and other
   liabilities .........................          (72,057)           (5,799)               --          (11,603)          (89,459)
Security deposits ......................          (13,255)           (2,950)               --               --           (16,205)
Indebtedness (class A to D notes) ......         (680,701)               --                --               --          (680,701)
Indebtedness to debis AirFinance .......         (194,314)          (48,435)               --         (118,776)         (361,525)
Deferred income tax ....................               --            (5,148)            5,148               --                --
                                                 --------          --------          --------         --------          --------
Net assets acquired ....................          (78,523)          117,033            45,460         (130,785)          (46,815)
                                                 ========          ========          ========         ========          ========
Consideration paid ............................................................................................             (310)
                                                                                                                        --------
Goodwill on acquisition .......................................................................................          (47,125)
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

     The other adjustments in respect of current assets and accrued liabilities and other expenses relate to current assets of the AerFi transferred aircraft not acquired by AerCo Limited and the liability in respect of the make whole premium payable by ALPS 94-1 on the refinancing of its class A to D note indebtedness.

     The adjustment to indebtedness is comprised of (i) an amount of $37 million in respect of indebtedness in the acquired entities which was forgiven as part of the transaction whereby AerCo Limited acquired ALPS 94-1 and the AerFi transferred aircraft and (ii) additional indebtedness to debis AirFinance of $156 million representing the difference between the historic third party indebtedness of debis AirFinance in respect of the AerFi transferred aircraft and the intercompany indebtedness to debis AirFinance which arose on the acquisition of the aircraft owning companies which held these aircraft at the date they were acquired by AerCo Limited.

     (b) Acquisition of New AerFi Transferred Aircraft -- July 2000

     AerCo Limited acquired six additional aircraft and related leases from debis AirFinance on July 17, 2000, and acquired an additional 24 aircraft over the period from July 18, 2000 to January 31, 2001. The acquisition of the 30 additional aircraft from debis AirFinance was achieved through the purchase of the capital stock of 18 100% owned subsidiaries of debis AirFinance. AerCo Limited financed the acquisition of the 30 additional aircraft from debis AirFinance through the issue of $960 million of notes in four subclasses, subclass A-3, subclass A-4, subclass B-2 and subclass C-2 and two additional subclasses of notes, the D-2 notes and E-2 notes, which were purchased by debis AirFinance.

     The fair value of the net assets acquired and the consideration given on the acquisition of the New AerFi transferred aircraft is summarized as follows:

                                     AerCo

4    Acquisitions (continued)

     (b) Acquisition of New AerFi Transferred Aircraft -- July 2000 (continued)

                                                      New AerFi           Fair Value Adjustments
                                                     Transferred      ----------------------------
                                                       Aircraft        Valuation          Other         Fair Value of
                                                      Book Value      Adjustments      Adjustments     Assets Acquired
                                                     -----------      -----------      -----------     ---------------
                                                      U.S.$'000         U.S.$'000        U.S.$'000         U.S.$'000
Cash, restricted ............................           14,824                --          (14,813)               11
Accounts receivable, net ....................            1,475                --           (1,115)              360
Fixed assets -- aircraft ....................          690,272            33,780               --           724,052
Goodwill ....................................            5,922                --           (5,922)               --
Accrued liabilities & other liabilities .....          (28,756)               --            2,056           (26,700)
Security deposits ...........................           (7,075)               --               --            (7,075)
Indebtedness ................................         (470,562)               --         (137,622)         (608,184)
Deferred income tax .........................             (970)              970               --                --
                                                      --------          --------         --------          --------
Net assets acquired .........................          205,130            34,750         (157,416)           82,464
                                                      ========          ========         ========          ========
Consideration paid ..........................                                                               (98,165)
                                                                                                           --------
Goodwill on acquisition .....................                                                               (15,701)
                                                                                                           ========

     The fair value adjustments in respect of the aircraft arise as a result of a valuation of these assets to reflect the directors' estimate of their current market value at the date of acquisition. This valuation of the New AerFi transferred aircraft exceeded their existing book value by $33.8 million. The fair value adjustment in respect of deferred taxation arises as a result of the change in the tax basis of the New AerFi transferred aircraft on their acquisition by AerCo Limited.

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

     The revenues and expenses attributable to this acquired business for the period from July 17, 2000 to March 31, 2001 were as follows:


                                                      Period from July 17, 2000
                                                          to March 31, 2001
                                                      -------------------------
                                                              U.S.$'000
Revenues
Aircraft leasing....................................          62,094
Expenses
Depreciation........................................         (24,980)
Impairment provision................................          (3,794)
Net interest expense................................         (55,129)
Other expenses......................................          (5,773)
                                                             --------
Total expenses......................................         (89,676)
                                                             --------
Net loss from operations............................         (27,582)
                                                             ========

                                     AerCo

4    Acquisitions (continued)

     (b) Acquisition of New AerFi Transferred Aircraft -- July 2000 (continued)

     Aircraft leasing revenues, depreciation and impairment provision charges represent the actual income and related charges for these aircraft in the period. The net interest expense is an allocation of the cost of the net debt raised to fund the acquisition transaction completed in July 2000 of $706.3 million. Other expenses have been allocated based on AerCo's estimate of the percentage of such costs incurred in managing the additional fleet of aircraft for the period. Management believes that the basis for these allocations is reasonable.

     Unaudited pro forma results of operations for the years ended March 31, 2001 and 2000 as if AerCo and the New AerFi transferred aircraft had been combined from April 1, 1999 are as follows:

                                                   Year ended       Year ended
                                                 March 31, 2001   March 31, 2000
                                                 --------------   --------------
                                                     U.S.$M           U.S.$M
Revenues -- Aircraft leasing.................          191              188
Net loss.....................................          (60)             (78)
Basic and diluted loss per ordinary share....           (3)            (3.9)

     The pro forma results of operations reflect the acquisition of one of the New AerFi transferred aircraft during the year ended March 31, 2001 and of eight of the New AerFi transferred aircraft during the year ended March 31, 2000 and therefore only include the results of operations of such aircraft from their date of acquisition.

     The pro forma results of operations reflect the net interest expense which would have been incurred had the acquisition occurred on April 1, 1999. The pro forma results of operations are not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of April 1, 1999, nor are they necessarily indicative of future operating results.

5    Aircraft, net

                                        March 31, 2002      March 31, 2001      March 31, 2000
                                        --------------      --------------      --------------
                                           U.S.$'000           U.S.$'000           U.S.$'000
     Cost
     Beginning of year .............       1,644,653             922,045             937,766
     Additions .....................              --             724,052                 622
     Disposals .....................         (81,146)             (1,444)            (16,343)
                                          ----------          ----------          ----------
     End of year ...................       1,563,507           1,644,653             922,045
                                          ==========          ==========          ==========
     Depreciation
     Beginning of year .............        (148,835)            (79,772)            (33,513)
     Charge for the year ...........         (75,402)            (69,063)            (46,998)
     Disposals .....................           8,664                  --                 739
                                          ----------          ----------          ----------
     End of year ...................        (215,573)           (148,835)            (79,772)
                                          ==========          ==========          ==========
     Impairment provisions
     Beginning of year .............         (16,873)            (13,079)                 --
     Charge for the year ...........         (82,825)             (3,794)            (13,079)
     Disposals .....................          16,873                  --                  --
                                          ----------          ----------          ----------
     End of year ...................         (82,825)            (16,873)            (13,079)
                                          ==========          ==========          ==========
     Net book value
     Beginning of year .............       1,478,945             829,194             904,253
                                          ----------          ----------          ----------
     End of year ...................       1,265,109           1,478,945             829,194
                                          ==========          ==========          ==========

                                     AerCo

5    Aircraft, net (continued)

     Cost for AerCo represents the fair value of aircraft acquired by AerCo as part of the AerCo transactions on July 17, 2000 and July 15, 1998 which was based on the independent appraised values of the portfolios.

     In the year ended March 31, 2002, the directors of AerCo made an impairment provision of $82.825 million to reflect an impairment in the values of certain aircraft types in its fleet. The directors arrived at such determination having considered the general downturn in the world economic climate, as exacerbated by the terrorist attacks of September 11, 2001, which have resulted in a further reduction in demand for air travel due to fears regarding additional acts of terrorism. Consequences include a supply and demand imbalance which has seen older aircraft retired or temporarily grounded and renegotiations of existing lease terms, reflecting under utilization of aircraft by lessees and a general decline in lease rates. As a result, the directors of AerCo have considered that the economic value of certain of the aircraft subject to impairment has been reduced. The impairment provision was calculated in accordance with the accounting policy for aircraft as stated on page F-11. The impairment tests were undertaken using a discount rate of 6.853%.

     During the year ended March 31, 2002, AerCo disposed of one B757-200 aircraft to a third party under the terms of a lease rental deficiency agreement for a sales price of $46.2 million. No gain or loss was reflected on the sale of this aircraft during the year as an impairment provision of $3.794 million in respect of this sale was provided for in the year ended March 31, 2001. The contract for disposal of this aircraft was entered into prior to March 31, 2001.

     During the year ended March 31, 2002, AerCo disposed of one B747-200 aircraft to a third party giving rise to a gain of $0.2 million. In the year ended March 31, 2000, the directors of AerCo made a provision of $13.1 million to reflect an impairment on this aircraft. The directors arrived at such determination based on the financial condition of the aircraft's lessee, the physical condition of the aircraft and the unfavorable market conditions for this aircraft type.

     During the year ended March 31, 2000, AerCo disposed of one aircraft to a third party to whom the aircraft had been on lease giving rise to a loss on disposal of $0.94 million.

6    Operating leases

     All of the 61 aircraft owned by AerCo are leased on operating leases to 34 lessees as at March 31, 2002. Rentals on certain of the leases are variable in accordance with prevailing interest rates. One aircraft was off-lease at March 31, 2002.

     The following is a schedule of contracted future rentals receivable, by year, on operating leases as of March 31, 2002 as amended for changes in the underlying lease agreements up to and including June 17, 2002. The interest rates prevailing at March 31, 2002 have been applied in determining rentals which are variable in accordance with prevailing interest rates.

     Year ending March 31,                                     U.S.$'000
     ---------------------                                     ---------
     2003.........................................              142,491
     2004.........................................              120,818
     2005.........................................               87,625
     2006.........................................               49,138
     2007.........................................               22,595
     Thereafter...................................                9,485
                                                                -------
                                                                432,152
                                                                =======

                                     AerCo

6    Operating leases (continued)

           AerCo Group Lease Placement Requirements at June 17, 2002

                                                                                     to December 31,
                                                                   ----------------------------------------------------
                           Aircraft Type                            2002       2003        2004        2005       2006
     -------------------------------------------------------       ------     ------      ------      ------     ------
     A300...................................................          --          1          --          --         --
     A320...................................................           2          2           2          --          2
     B737...................................................           1          2           9          11          6
     B757...................................................          --         --           1           1         --
     B767...................................................          --          1          --           1         --
     DC8....................................................          --          1          --           1         --
     MD-80..................................................          --         --           1           3          2
                                                                   ------     ------      ------      ------     ------
     Total..................................................           3          7          13          17         10
                                                                   ======     ======      ======      ======     ======

     There are no contingent rentals.

     The leases have charges attached to them such that they represent security for the notes issued.

7    Accrued expenses and other liabilities

                                                                March 31, 2002   March 31, 2001
                                                                --------------   --------------
                                                                   U.S.$'000        U.S.$'000
Accrued expenses and other liabilities comprise:
Aircraft maintenance reserves ............................           54,577           59,140
Deferred income ..........................................            6,303            7,195
Interest on class A to D notes ...........................            5,769            7,396
Interest on class E notes ................................          151,578           86,332
Taxation .................................................               40               47
Other accruals ...........................................            9,817           11,278
                                                                   --------         --------
                                                                    228,084          171,388
                                                                   ========         ========

     All accrued expenses and other liabilities fall due within one year with the exception of the entire amount of the accrued interest on the class E notes and aircraft maintenance reserves which are split as follows:

                                                                March 31, 2002   March 31, 2001
                                                                --------------   --------------
                                                                   U.S.$'000        U.S.$'000
Aircraft maintenance reserves:
Due within one year ......................................            4,419           10,716
Due after one year .......................................           50,158           48,424
                                                                   --------         --------
                                                                     54,577           59,140
                                                                   ========         ========

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

     AerCo manages its interest rate exposure through the use of interest rate swaps under which it will pay fixed and receive floating on a monthly basis. The objective of AerCo's interest rate risk management policy is to correlate the contracted fixed and floating rental payments on its aircraft to the interest payments on the class A, B and C notes taking into account the interest received on its cash deposits. Thus, all of AerCo's interest rate swaps are for hedging purposes.

     AerCo seeks to manage its liquidity risk through maintaining a liquidity reserve amount of $65 million ($65 million at March 31, 2001) and through the application of available collections from lessees to meet its debt and other obligations in accordance with a predetermined priority of payments as set out in the Trust Indenture. During the year ended March 31, 2002, AerCo also entered into a liquidity facility agreement whereby AerCo can access an additional $35 million support if required. This facility remains in place until the repayment of the class A notes or August 15, 2025.

   (i) Interest Rate Profile of Financial Assets and Financial Liabilities

     The following tables depict the interest rate profile of AerCo's financial assets and financial liabilities at March 31, 2002, after taking into account the derivatives used by AerCo.

     Financial Assets

     The interest rate profile of AerCo's assets at March 31, 2002 was:

                                                             Floating       Fixed Rate
                                               Total       Rate Assets        Assets
                                            ---------      -----------      ----------
                                            U.S.$'000       U.S.$'000       U.S.$'000
     Cash............................         28,036          28,036              --
     Commercial Paper................         65,000          65,000              --
                                              ------          ------         -------
                                              93,036          93,036              --
                                              ======          ======         =======

     The cash bears interest at rates based on daily $ LIBOR. The commercial paper bears interest based on rates available for A1+/P1 U.S. commercial paper.

                                     AerCo

8    Derivatives and other financial instruments (continued)

   (i) Interest Rate Profile of Financial Assets and Financial Liabilities (continued)

     Financial Liabilities

     The interest rate profile of AerCo's financial liabilities at March 31, 2002 was:

                                                                               Floating
                                                                                 Rate            Fixed Rate
                                                                               Financial         Financial
                                                               Total          Liabilities       Liabilities
                                                             ---------        -----------       -----------
                                                             U.S.$'000         U.S.$'000         U.S.$'000
Indebtedness
Subclass A-2 notes .................................           136,283           136,283                --
Subclass A-3 notes .................................           565,000           565,000                --
Subclass A-4 notes .................................           152,731           152,731                --
Subclass B-1 notes .................................            65,943            65,943                --
Subclass B-2 notes .................................            70,510            70,510                --
Subclass C-1 notes .................................            81,740            81,740                --
Subclass C-2 notes .................................            78,395            78,395                --
Subclass D-2 notes .................................           100,000                --           100,000
Subclass E-1 notes .................................           111,973                --           111,973
Subclass E-2 notes .................................           109,052                --           109,052
Aircraft maintenance reserves due after one year ...             8,597             8,597                --
Security deposits due after one year ...............             7,289             7,289                --
                                                             ---------         ---------         ---------
Total ..............................................         1,487,513         1,166,488           321,025
                                                             =========         =========         =========

     The subclass A-2, A-3, A-4, B-1, B-2, C-1 and C-2 notes bear interest at rates based on one month $ LIBOR plus a specified margin of 0.32%, 0.46%, 0.52%, 0.60%, 1.05%, 1.35% and 2.05% respectively. Step-up interest of 0.50% is payable on the subclass A-3 notes with effect from June 15, 2002 until such time as they are repaid in full or refinanced.

     Aircraft maintenance reserves and security deposits bear interest at six month $ LIBOR rates.

     The interest rate on the subclass D-2, E-1 and E-2 notes is 8.5%, 20% and 20% respectively. The weighted average period for which the subclass D-2, E-1 and E-2 notes are fixed is 10 years, 21 years and 23 years respectively.

   (ii) Maturity of Financial Liabilities

     Information relating to the maturity profile of indebtedness is set out in
Note 9. The estimated maturity profile of aircraft maintenance reserves and security deposits which are classified as financial liabilities is as follows:

Due:                                                              U.S.$'000
----                                                              ---------
In more than one year but not more than two years................    3,954
In more than two years but not more than five years..............    7,648
In more than five years..........................................    4,284
                                                                    ------
                                                                    15,886
                                                                    ======

                                     AerCo

8    Derivatives and other financial instruments (continued)

   (iii) Borrowing Facilities

     On June 28, 2001, AerCo entered into a Liquidity Facility Agreement (the "Agreement") with Kreditanstalt fur Wiederaufbau ("KfW") to provide additional funds to AerCo for the payment of certain liabilities if and to the extent that insufficient funds are available in the form of periodic revenues.

     Under the terms of the Agreement, KfW has made available to AerCo a revolving facility of up to $35 million for a period of 364 days, with the option to extend the facility for further periods of up to 364 days prior to the expiry of the previous 364 day period. This facility has now been extended to May 2003. Under the terms of the Agreement, KfW is not obliged to extend the facility, and, in the event that KfW does not grant an extension of the facility, AerCo may choose to make a one-off drawing of an amount up to the Minimum Liquidity Reserve at the time, providing always that the aggregate amount of drawings does not exceed $35 million. AerCo paid KfW an upfront fee of $50,000 and has also agreed to pay a commitment fee of $100,000 per annum payable quarterly in arrears.

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

     AerCo had no undrawn committed borrowing facilities at March 31, 2002 other than the additional liquidity facility with KfW.

                                     AerCo

8    Derivatives and other financial instruments (continued)

   (iv) Fair Values of Financial Assets and Financial Liabilities

     The book values and fair values of AerCo's financial assets and liabilities as at March 31, 2002 and March 31, 2001 by category are set out below:

                                                                                 Estimated                               Estimated
                                                              Book Value         Fair Value          Book Value          Fair Value
Primary financial instruments held or                         March 31,           March 31,          March 31,           March 31,
issued to finance AerCo's operations                             2002               2002                2001                 2001
-------------------------------------                         ----------         ----------          ----------          ----------
                                                               U.S.$'000          U.S.$'000           U.S.$'000           U.S.$'000
Financial Assets
Cash .....................................................        28,036             28,036              39,661              39,661
Commercial paper .........................................        65,000             65,000              65,000              65,000
                                                              ----------         ----------          ----------          ----------
Total ....................................................        93,036             93,036             104,661             104,661
                                                              ==========         ==========          ==========          ==========
Financial Liabilities
Indebtedness
Subclass A-2 notes .......................................       136,283            134,579             184,347             183,886
Subclass A-3 notes .......................................       565,000            549,463             565,000             565,265
Subclass A-4 notes .......................................       152,731            149,676             206,595             206,756
Subclass B-1 notes .......................................        65,943             60,668              72,250              70,647
Subclass B-2 notes .......................................        70,510             63,459              77,254              77,170
Subclass C-1 notes .......................................        81,740             69,479              83,594              80,159
Subclass C-2 notes .......................................        78,395             65,852              79,807              79,807
Subclass D-2 notes .......................................       100,000             70,000             100,000              70,000
Subclass E-1 notes .......................................       111,973                 --             111,973              22,395
Subclass E-2 notes .......................................       109,052                 --             109,052              21,810
Aircraft maintenance reserves due after one year .........         8,597              8,597               7,436               7,436
Security deposits due after one year .....................         7,289              7,289               6,304               6,304
                                                              ----------                             ----------          ----------
Total ....................................................     1,487,513                              1,603,612           1,391,635
                                                              ==========                             ==========          ==========
Derivative financial instruments:
Interest  rate swaps  (notional  principal  March 31,
   2002 $1,048 million; March 31, 2001 $1,078 million) ...            --            (41,363)                 --             (41,836)
                                                              ==========         ==========          ==========          ==========

     Although the estimated fair values of the class A to C notes outstanding have been determined by reference to prices as at March 31, 2001 and March 31, 2002 provided by an independent third party, these fair values do not reflect the market value of these notes at a specific time and should not be relied upon as a measure of the value that could be realized by a noteholder upon sale.

     As the subclass D-2 notes are not publicly traded, the estimated fair value of these notes was calculated based upon future estimated cash flows discounted at an interest rate reflecting the order of priority for the repayment of these notes. The assumptions used in arriving at the fair value of the subclass D-2 notes are believed to be appropriate and take a best estimate approach reflecting the current industry conditions. The actual market value of the subclass D-2 notes could differ significantly from the fair value disclosed above depending on the longer term prospects for the global aviation industry in general and AerCo in particular.

                                     AerCo

8    Derivatives and other financial instruments (continued)

   (iv) Fair Values of Financial Assets and Financial Liabilities (continued)

     The directors have considered the fair value of the class E notes at March 31, 2002 and, due to the current uncertainty in the aviation industry and the particular characteristics of the class E notes, do not believe it to be appropriate, or possible, to estimate with any degree of certainty, a fair value of the class E notes in the current economic climate.

     The fair value of aircraft maintenance reserves and security deposits which are subject to floating rates is their par value.

     In accordance with the objectives of AerCo's hedging policies the fair value loss arising in respect of AerCo's interest rate swaps at March 31, 2002 is offset to a significant extent by fair value gains inherent in the contracted fixed rate leases entered into by AerCo.

   (v) Gains and Losses on Hedges

     AerCo enters into interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognized in the financial statements. An analysis of these unrecognized gains and losses is as follows:

                                                                                                              Total Net
                                                                              Gains           Losses            Gains
                                                                            ---------        ---------        ---------
                                                                            U.S.$'000        U.S.$'000        U.S.$'000
Unrecognized gains/(losses) on hedges at March 31, 2001 ...............           179          (42,015)         (41,836)
Gains at the start of the year in a loss position at the end of year ..          (179)             179               --
                                                                             --------         --------         --------
Unrecognized losses at March 31, 2001 .................................            --          (41,836)         (41,836)
Losses arising in previous periods that were recognized in the
   year to March 31, 2002 .............................................            --           30,406           30,406
                                                                             --------         --------         --------
Losses arising before March 31, 2001 that were not recognized
   in the year ended March 31, 2002 ...................................            --          (11,430)         (11,430)
Losses on swaps entered into after March 31, 2001 recognized
   in the year ended March 31, 2002 ...................................            --             (293)            (293)
Gains/(losses) arising in the current year that were not
   recognized in the year ended March 31, 2002 ........................         1,396          (31,036)         (29,640)
                                                                             --------         --------         --------
Unrecognized gains/(losses) on hedges at March 31, 2002
of which: .............................................................         1,396          (42,759)         (41,363)
                                                                             ========         ========         ========
Gains/(losses) expected to be recognized in 2003 ......................           207          (10,525)         (10,318)
Gains/(losses) expected to be recognized in 2004 or later .............         1,189          (32,234)         (31,045)

                                     AerCo

9    Indebtedness

   (a) Principal

     The notes issued by AerCo Limited in July 1998 and July 2000 constitute direct obligations of AerCo Limited. None of the Security Trustee (as defined below) or the noteholders have any security interest, mortgage, charge or similar interest in any of the aircraft.

     Pursuant to the Security Trust Agreement, Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (the "Security Trustee") has been granted an interest in the capital stock of certain of the direct and indirect subsidiaries of AerCo Limited. The Security Trustee has been granted a security interest, directly or indirectly, in the respective interests of each AerCo Group member in the leases and leases within AerCo Group relating to the aircraft, in any loans extended by AerCo Limited to its subsidiaries and certain cash deposits.

                               March 31, 2002    March 31, 2001        At Issue
                               --------------    --------------        --------
                                  U.S.$'000         U.S.$'000         U.S.$'000
Subclass A-2 notes .........        136,283           184,347           290,000
Subclass B-1 notes .........         65,943            72,250            85,000
Subclass C-1 notes .........         81,740            83,594            85,000
Subclass E-1 notes .........        111,973           111,973           111,973
Subclass A-3 notes .........        565,000           565,000           565,000
Subclass A-4 notes .........        152,731           206,595           235,000
Subclass B-2 notes .........         70,510            77,254            80,000
Subclass C-2 notes .........         78,395            79,807            80,000
Subclass D-2 notes .........        100,000           100,000           100,000
Subclass E-2 notes .........        109,052           109,052           109,052
Deferred financing costs ...         (8,332)          (11,040)           (9,661)
                                 ----------        ----------        ----------
                                  1,463,295         1,578,832         1,731,364
                                 ==========        ==========        ==========

     Repayments of principal on the class A, B, C and D notes are made monthly and commenced in August 1998. The repayment of principal on the class A to D notes is dependent upon the cash available at each monthly payment date and is governed by the Priority of Payments set out in the Trust Indenture entered into by AerCo Limited on July 15, 1998.

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

     Subclass A-3 notes bear interest at LIBOR plus 0.46%, payable monthly in arrears. Step-up interest of 0.50% is payable on the subclass A-3 notes with effect from June 15, 2002 until such time as they are repaid in full or refinanced.

     Subclass A-4 notes bear interest at LIBOR plus 0.52%, payable monthly in arrears.

     Subclass B-1 notes bear interest at LIBOR plus 0.60%, payable monthly in arrears.

                                     AerCo

9    Indebtedness (continued)

   (b) Interest (continued)

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

   (c) Debt maturity

     The repayment terms of the class A, B, C and D notes are such that certain principal amounts are expected to be repaid on certain dates based on certain assumptions made at the time of their issue (the "Expected Final Payment Dates") or refinanced through the issue of new notes by specified Expected Final Payment Dates but in any event are ultimately due for repayment on specified final maturity dates (the "Final Maturity Dates"). In the event that the A, B and C notes are not repaid or refinanced by the Expected Final Payment Dates the interest rates applicable to those notes may increase. The Expected Final Payment Dates, Final Maturity Dates, Principal Amount and interest rates applicable to each class of notes outstanding at March 31, 2002 are set out below:

                                                      Principal Amount      Expected Final*
Class of Notes                   Interest Rates        March 31, 2002         Payment Date         Final Maturity Date
--------------                   --------------       ----------------      ---------------        -------------------
                                                       U.S.$ million
Subclass A-2.............        LIBOR + 0.32%               136            December 15, 2005         July 15, 2023
Subclass A-3.............        LIBOR + 0.46%+              565                June 15, 2002         July 15, 2025
Subclass A-4.............        LIBOR + 0.52%               153                 May 15, 2011         July 15, 2025
Subclass B-1.............        LIBOR + 0.60%                66                July 15, 2013         July 15, 2023
Subclass B-2.............        LIBOR + 1.05%                71                June 15, 2008         July 15, 2025
Subclass C-1.............        LIBOR + 1.35%                82                July 15, 2013         July 15, 2023
Subclass C-2.............        LIBOR + 2.05%                78                June 15, 2008         July 15, 2025
Subclass D-2.............                 8.5%               100                 May 15, 2014         July 15, 2025
Subclass E-1.............                  20%               112                July 15, 2023         July 15, 2023
Subclass E-2.............                  20%               109                July 15, 2025         July 15, 2025
                                                          ------
                                                           1,472
                                                          ======

---------
*    As determined at date of issue.

+ Step-up interest of 0.50% is payable on the subclass A-3 notes with effect from June 15, 2002 until such time as they are repaid in full or refinanced. See further Note 30 below.

                                     AerCo

9    Indebtedness (continued)

   (c) Debt maturity (continued)

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

     The target principal balances repayable analyzed by year of repayment are as follows (all amounts are in $'000):

                                                                    Subclass
                 -----------------------------------------------------------------------------------------------------------------
Year ending
March 31            A-2          A-3          A-4          B-1          B-2          C-1          C-2          D-2         Total
-------------    ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
2003 ........       29,549      565,000          137        4,716        2,499        2,941        2,493           --      607,335
2004 ........       36,801           --       14,682        5,030        2,631        3,645        3,759           --       66,548
2005 ........       25,207           --       17,921        5,156        2,358        4,219        4,218           --       59,079
2006 ........       35,606           --       12,633        6,777        3,053        3,184        3,509           --       64,762
2007 ........        2,222           --       19,801        5,976        3,318        4,043        4,167           --       39,527
Thereafter ..        6,898           --       87,557       38,288       56,651       63,708       60,249      100,000      413,351
                 ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Total .......      136,283      565,000      152,731       65,943       70,510       81,740       78,395      100,000    1,250,602
                 =========    =========    =========    =========    =========    =========    =========    =========    =========

     The principal of the subclass E-1 and E-2 notes is not payable until the outstanding principal balance of the class A to D notes is reduced to zero.

10   Security deposits

     Security deposits of $18,063,000 in AerCo as at March 31, 2002 ($20,880,000 at March 31, 2001) are held as security for obligations in accordance with the terms of certain leases. The deposits are held as cash and commercial paper by AerCo (see Note 1).

11   Share capital

     Called up share capital comprises:

                                                 March 31, 2002   March 31, 2001
                                                 --------------   --------------
                                                      U.S.$           U.S.$
Authorized
    10,000 ordinary shares of $1 each .......        10,000          10,000
                                                     ======          ======
Issued and fully paid
    20 ordinary shares of $1 each ...........            20              20
                                                     ======          ======

     AerCo Limited issued 20 ordinary shares at $1 each on June 4, 1998.

                                     AerCo

12   Revenues and concentration of credit risk

   (a) Distribution of revenues by geographic area

                                 Year ended            Year ended           Year ended
                               March 31, 2002        March 31, 2001       March 31, 2000
                            ------------------    ------------------    ------------------
                            U.S.$'000      %      U.S.$'000      %      U.S.$'000      %
                            ---------    -----    ---------    -----    ---------    -----
Europe ...................    85,646      52.6      84,629      51.3      52,956      48.5
North America ............    21,215      13.0      26,657      16.2       9,186       8.4
South/Central America ....    18,511      11.4      21,615      13.1      21,366      19.6
Asia/Pacific .............    37,418      23.0      32,033      19.4      25,638      23.5
                             -------     -----     -------     -----     -------     -----
                             162,790     100.0     164,934     100.0     109,146     100.0
                             =======     =====     =======     =====     =======     =====

     All revenues are derived from aircraft leasing.

     In the year ended March 31, 2002, 21% of AerCo's lease revenues was derived from the United Kingdom. No other country accounted for greater than 10% of AerCo's lease revenues.

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

     AerCo manages its exposures to particular countries through obtaining security from lessees by way of deposits, letters of credit and guarantees.

     AerCo continually evaluates the financial position of lessees and, based on this evaluation, the amounts outstanding and the available security, makes an appropriate provision for doubtful debts.

     As at March 31, 2002, one lessee accounted for 7% of AerCo's lease revenues. No other lessee accounted for greater than 7% of AerCo's lease revenues for the year ended March 31, 2002.

     As at March 31, 2001, one lessee accounted for 9% of AerCo's lease revenues. No other lessee accounted for greater than 9% of AerCo's lease revenues for the year ended March 31, 2001.

     As at March 31, 2000, one lessee accounted for 11% of AerCo's lease revenues. No other lessee accounted for greater than 10% of AerCo's lease revenues for the year ended March 31, 2000.

13   Exceptional items

                                                              Year ended        Year ended        Year ended
                                                            March 31, 2002    March 31, 2001    March 31, 2000
                                                            --------------    --------------    --------------
                                                               U.S.$'000         U.S.$'000         U.S.$'000
Provision for impairment in aircraft value (note 5) ..           82,825             3,794            13,079
                                                               ========          ========          ========

                                     AerCo

14   Net interest expense

                                                              Year ended        Year ended        Year ended
                                                            March 31, 2002    March 31, 2001    March 31, 2000
                                                            --------------    --------------    --------------
                                                               U.S.$'000         U.S.$'000         U.S.$'000
Interest payable on notes ............................          160,896           151,496            80,957
Net interest income ..................................           (3,154)          (13,554)           (2,139)
                                                               --------          --------          --------
                                                                157,742           137,942            78,818
                                                               ========          ========          ========

15   Other expenses

                                                              Year ended        Year ended        Year ended
                                                            March 31, 2002    March 31, 2001    March 31, 2000
                                                            --------------    --------------    --------------
                                                               U.S.$'000         U.S.$'000         U.S.$'000
Servicer's fees ......................................            3,714             5,168             4,023
Political risk insurance .............................               --                --               292
Hull war risks insurance .............................              223               485               363
Administration fees ..................................            3,200             3,257             2,102
Cash managers' fees ..................................              250               250               251
Technical & leasing costs ............................            2,526            (1,280)            5,021
Provision for doubtful costs .........................              582             2,237             2,146
Legal & professional fees ............................              599               303               736
Directors' & Officer's  insurance ....................              122               271               352
Directors' fees and expenses .........................              320               371               344
Audit, accounting and tax  fees ......................              416               382               112
                                                               --------          --------          --------
                                                                 11,952            11,444            15,742
                                                               ========          ========          ========

16   Net loss before provision for taxes

   (a) Net loss before provision for taxes is stated after charging:

                                                              Year ended        Year ended        Year ended
                                                            March 31, 2002    March 31, 2001    March 31, 2000
                                                            --------------    --------------    --------------
                                                               U.S.$'000         U.S.$'000         U.S.$'000
Directors' remuneration ..............................              320               371               344
                                                               ========          ========          ========

   (b) Directors' and Officers' Insurance

     Directors' and Officers' Insurance has been implemented for AerCo. Directors of AerCo Limited also have the protection of an unsecured indemnity from AerCo Limited in respect of claims relating to them in their capacity as directors.

17   Provision for taxes

                                                              Year ended        Year ended        Year ended
                                                            March 31, 2002    March 31, 2001    March 31, 2000
                                                            --------------    --------------    --------------
                                                               U.S.$'000         U.S.$'000         U.S.$'000
Corporation tax provision ............................              124                49                51
                                                               ========          ========          ========

     Taxation provisions for AerCo relate to taxes levied in local jurisdictions in respect of the activities of subsidiaries.

     AerCo's income from approved activities in Ireland is taxable at a rate of 10%.

                                     AerCo

18   Basic and diluted loss per ordinary share

     The calculation of basic and diluted loss per ordinary share for AerCo Limited for the years ended March 31, 2002, 2001 and 2000 has been computed by dividing the losses of $168,153,000, $60,270,000 and $48,839,000 respectively by the weighted average number of ordinary shares outstanding during these years of 20 shares.

19   Staff costs and numbers

     AerCo has no employees.

20   Subsidiary companies

     AerCo Limited has the following subsidiary companies as at March 31, 2002:

                                              Country of                                                  % of shares
Name                                        incorporation                    Business                        held
----                                        -------------                    --------                     -----------
AerCo Ireland Limited..............            Ireland           Aircraft leasing and sub-leasing            100%
AerCo Ireland II Limited...........            Ireland           Aircraft leasing and sub-leasing            100%
Gustav Leasing I Limited...........            Ireland           Aircraft leasing and sub-leasing            100%
Gustav Leasing II Limited..........            Ireland           Aircraft leasing and sub-leasing            100%
Gustav Leasing III Limited.........            Ireland           Aircraft leasing and sub-leasing            100%
Gustav Leasing IV Limited..........            Ireland           Aircraft leasing and sub-leasing            100%
Gustav Leasing V Limited...........            Ireland           Aircraft leasing and sub-leasing            100%
Gustav Leasing VI Limited..........            Ireland           Aircraft leasing and sub-leasing            100%
Gustav Leasing VII Limited.........            Ireland           Aircraft leasing and sub-leasing*           100%
Gustav Leasing VIII Limited........            Ireland           Aircraft leasing and sub-leasing            100%
Gustav Leasing IX Limited..........            Ireland           Aircraft leasing and sub-leasing            100%
Gustav Leasing X Limited...........            Ireland           Aircraft leasing and sub-leasing            100%
Gustav Leasing XI Limited..........            Ireland           Aircraft leasing and sub-leasing            100%
Gustav Leasing XII Limited.........            Ireland           Aircraft leasing and sub-leasing            100%
Gustav Leasing XIII Limited........            Ireland           Aircraft leasing and sub-leasing            100%
Gustav Leasing XIV Limited.........            Ireland           Aircraft leasing and sub-leasing            100%
Pergola Limited....................            Ireland           Aircraft leasing and sub-leasing            100%
Baltic Airlease II LLC.............          Isle of Man         Aircraft leasing and sub-leasing            100%
Baltic Airlease III LLC............          Isle of Man         Aircraft leasing and sub-leasing*           100%
AerCo POL Inc......................              USA             Aircraft leasing and sub-leasing            100%
AerCo USA Inc......................              USA             Aircraft leasing and sub-leasing            100%
ALPS 94-1 Limited..................             Jersey           Aircraft leasing and sub-leasing            100%
ALPS 94-1 (Belgium) N.V............            Belgium           Aircraft leasing and sub-leasing            100%
AerCom (Belgium) N.V...............            Belgium           Aircraft leasing and sub-leasing            100%
AerCo Sverige Leasing AB...........             Sweden           Aircraft leasing and sub-leasing            100%
ALPS 94-1 (France) S.A.R.L.........             France           Aircraft leasing and sub-leasing            100%

---------
*    These entities are currently dormant.

                                     AerCo

21   Cash flow statement

   (a) Supplemental disclosure of cash flow information

                                             Year ended        Year ended        Year ended
                                           March 31, 2002    March 31, 2001    March 31, 2000
                                           --------------    --------------    --------------
                                              U.S.$'000         U.S.$'000         U.S.$'000
Cash paid in respect of:
Interest: class A-C notes ..............       48,237            77,743            43,585
Interest: class D-E notes ..............       14,456            11,120            10,999
Interest on aircraft purchase account ..           --             6,940                --
Interest rate swaps ....................       31,559              (179)            1,566
                                              -------           -------           -------
                                               94,252            95,624            56,150
                                              =======           =======           =======

    (b) Reconciliation of net cash flow to movement in net debt

                                                                     U.S.$'000
Decrease in cash in the year ...............................           (11,625)
Cash outflow from decrease in debt .........................           118,245
                                                                    ----------
Change in net debt resulting from cash flows ...............           106,620
Capitalization of issue costs ..............................               210
Amortization of issue costs ................................            (2,918)
                                                                    ----------
Movement in net debt in the year ...........................           103,912
Net debt at March 31, 2001 .................................        (1,474,171)
                                                                    ----------
Net debt at March 31, 2002 .................................        (1,370,259)
                                                                    ==========

    (c) Analysis of net debt

                                                                      Other Non
                                                                         Cash
                           March 31, 2001         Cash flow            Charges         March 31, 2002
                           --------------        ----------          ----------        --------------
                              U.S.$'000           U.S.$'000           U.S.$'000           U.S.$'000
Cash ...............             39,661             (11,625)                 --              28,036
Liquid resources ...             65,000                  --                  --              65,000
Indebtedness .......         (1,578,832)            118,245              (2,708)         (1,463,295)
                             ----------          ----------          ----------          ----------
                             (1,474,171)            106,620              (2,708)         (1,370,259)
                             ==========          ==========          ==========          ==========

   (d) Purchase of subsidiary undertakings

Net assets acquired -- July 2000                                     U.S.$'000
--------------------------------                                    ----------
Aircraft....................................................           724,052
Accounts receivable.........................................               360
Cash........................................................                11
Accrued expenses and other liabilities......................           (26,700)
Security deposits...........................................            (7,075)
                                                                    ----------
                                                                       690,648
Goodwill....................................................            15,701
                                                                    ----------
                                                                       706,349
                                                                    ==========
Satisfied by cash...........................................           706,349
                                                                    ==========

                                     AerCo

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

   (b) Aircraft

     Under U.K. GAAP the aircraft acquired by AerCo as part of the transactions whereby AerCo acquired ALPS 94-1, the AerFi transferred aircraft and the New AerFi transferred aircraft, are recorded at their appraised fair market value on the acquisition date. Under U.S. GAAP transfers of assets between AerCo, ALPS 94-1 and debis AirFinance are accounted for on a historical cost basis as transactions between entities under the common control of debis AirFinance.

     For U.S. GAAP purposes, AerCo has adopted SFAS Statement of Financial Accounting Standards ("SFAS") 121 "Accounting for the Impairment or Disposal of Long-Lived Assets" SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

     The differences between income recorded for U.K. GAAP and U.S. GAAP therefore relate to (i) depreciation expense arising from the difference between the historical cost of the aircraft under U.S. GAAP and the appraised fair market value under U.K. GAAP, (ii) the difference in the cost of aircraft disposed under U.S. GAAP and U.K. GAAP, (iii) different impairment provisions because of the different cost base for the aircraft.

                                     AerCo

23 Summary of differences between United Kingdom and United States generally accepted accounting principles (continued)

   (c) Cash flows

     In accordance with U.K. GAAP, AerCo complies with FRS 1 (Revised) -- "Cash Flow Statements." Its objective and principles are similar to those set out in SFAS 95 "Statement of Cash Flows." The principal difference between the standards is in respect of classification. Under FRS 1, AerCo presents its cash flows for: (a) operating activities; (b) return on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) management of liquid resources and (g) financing activities. SFAS 95 requires only three categories of cash flow activity; (a) operating; (b) investing; and (c) financing.

     Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS 95. Cash flows arising from capital expenditure under FRS 1 are included as investing activities under SFAS 95.

     For the purposes of cash flows under U.S. GAAP, AerCo considers all highly liquid deposits with a maturity of three months or less to be cash equivalents. Under U.K. GAAP, cash represents amounts available on demand and liquid resources comprise other cash and commercial paper.

     Substantially all of the cash balances of AerCo at March 31, 2002 and March 31, 2001 are held for specific purposes under the terms of the AerCo Trust Indenture.

   (d) Goodwill

     Under U.K. GAAP the difference between the fair value of the net assets of ALPS 94-1 and the AerFi transferred aircraft, and the purchase consideration paid by AerCo Limited to acquire these entities gave rise to goodwill of $47 million which is capitalized and amortized over a period of 20 years. Under U.K. GAAP the difference between the fair value of the net assets of the New AerFi transferred aircraft, and the purchase consideration paid by AerCo Limited to acquire this entity gave rise to goodwill of $15.7 million which is capitalized and amortized over a period of 20 years. No goodwill arises under U.S. GAAP as these transactions are accounted for on an historical cost basis as transactions between entities under common control.

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

   (h) Derivatives

     Under U.K. GAAP, the change in the fair value of derivatives designated as cash-flow hedges is not recognized in the financial statements. An analysis of these unrecognized gains and losses is set out in note 8(v) - "Derivatives and other financial instruments."

     Under U.S. GAAP, prior to April 1, 2001 accounting for derivatives designated as a cash-flow hedge was the same as under U.K. GAAP. Effective April 1, 2001, AerCo adopted SFAS 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS 138, "Accounting for Certain Derivative instruments and Certain Hedging Activity, an Amendment of SFAS 133." SFAS 133 and SFAS 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (ii) held in other comprehensive income as a separate component of equity until the hedged item is recognized through income. The ineffective portion of a hedge's change in fair value is recognized immediately in income.

     AerCo has a detailed hedging policy, which has been approved by the Board of Directors and the rating agencies, which rate certain of the notes issued by AerCo. This policy has been employed by AerCo's Administrative Agent since the inception of AerCo in 1998. As part of this hedging policy, AerCo has formally documented all relationships between hedging instruments and hedged items in the context of the requirements of SFAS 133 and SFAS 138.

     This process includes linking all derivatives that are designated as cash-flow hedges to specific liabilities on the balance sheet. Since April 1, 2001, AerCo formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

     AerCo originally designated all of its interest rate swaps as cash flow hedges. Changes in the fair value of interest rate swaps that are highly effective and that are designated and qualify as cash-flow hedges are recorded in Other Comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged items.

     AerCo discontinues hedge accounting prospectively when it is determined that the derivative is no longer highly effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, or it is determined that designation of the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued, AerCo continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

     Adoption of SFAS 133 and 138 resulted in the Company recording a cumulative increase in Other Comprehensive Loss of $41.8 million at April 1, 2001.

                                     AerCo

23 Summary of differences between United Kingdom and United States generally accepted accounting principles (continued)

   (i) Future accounting pronouncements

     In July 2001 the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Secondly, SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested annually in accordance with the provisions of SFAS 142. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease for U.S. GAAP upon adoption of SFAS 142. The provisions of SFAS 141 became effective for AerCo on July 1, 2001 and SFAS 142 became effective for AerCo on April 1, 2002.

     Within the first six months of adoption of SFAS 142 AerCo is required to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, AerCo must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and AerCo must perform the second step of the transitional impairment test.

     In the second step, AerCo must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings. Because of the extensive effort needed to comply with adopting SFAS 141 and SFAS 142, it is not practicable to reasonably estimate the impact of adopting these statements on the Company's financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

     In July 2001 the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143, which is effective for fiscal years beginning after 15 June, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. AerCo has not decided when it will adopt this new standard and is currently assessing the impact on its U.S. GAAP financial position and results of operations.

     In October, 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", it retains many of the fundamental provisions of SFAS 121. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. AerCo is required to adopt the provisions of SFAS 144 effective April 1, 2002. The adoption of SFAS 144 did not impact AerCo's U.S. GAAP financial condition or results of operations and the accounting for impairment of aircraft which has been determined in accordance with SFAS 121 has not changed under SFAS 144.

                                     AerCo

24 Reconciliation of loss as stated in accordance with U.K. GAAP to net loss in accordance with U.S. GAAP

                                                                     Year ended         Year ended        Year ended
                                                                   March 31, 2002     March 31, 2001    March 31, 2000
                                                                   --------------     --------------    --------------
                                                                      U.S.$'000         U.S.$'000         U.S.$'000
Retained loss in accordance with U.K. GAAP ...................         (168,153)          (60,270)          (48,839)
Goodwill amortization ........................................            2,837             2,696             2,356
Difference in depreciation of aircraft .......................           10,366            11,603             8,644
Difference in provision for impairment of aircraft value .....           82,825            (1,531)            6,979
Difference in book value of aircraft sold ....................               --                --              (375)
                                                                       --------          --------          --------
Net loss in accordance with U.S. GAAP ........................          (72,125)          (47,502)          (31,235)
                                                                       --------          --------          --------
Weighted average number of ordinary Shares outstanding .......               20                20                20
                                                                       ========          ========          ========
Basic and diluted loss per ordinary share for the year as
   so adjusted ...............................................           (3,606)           (2,375)           (1,562)
                                                                       ========          ========          ========

25 Reconciliation of shareholders' deficit as stated in accordance with U.K. GAAP to shareholders' deficit in accordance with U.S. GAAP

                                                                        As at             As at             As at
                                                                   March 31, 2002     March 31, 2001    March 31, 2000
                                                                   --------------     --------------    --------------
                                                                      U.S.$'000         U.S.$'000         U.S.$'000
Shareholders' deficit in accordance with U.K. GAAP ...........         (292,370)         (124,217)          (63,947)
Items having the effect of amending shareholders' deficit
Difference between the fair value of the assets acquired
   by AerCo and their predecessor cost .......................         (175,653)         (175,653)         (141,873)
Goodwill arising on acquisitions .............................          (56,904)          (56,904)          (47,125)
Amortization of goodwill .....................................            9,558             6,721             4,025
Accumulated Other Comprehensive Loss -- Derivatives
Cumulative effect of change in accounting principle ..........          (41,836)               --                --
Net change in cashflow hedges ................................              473                --                --
Effect of extraordinary item differences between U.K.
   GAAP and U.S. GAAP ........................................           25,786            25,786            25,786
Cumulative effect of change in accounting policy for
   maintenance ...............................................            1,973             1,973             1,973
Cumulative effect of differences in depreciation and
   impairment provisions .....................................          123,951            30,760            20,688
                                                                       --------          --------          --------
Shareholders' deficit in accordance with U.S. GAAP ...........         (405,022)         (291,534)         (200,473)
                                                                       ========          ========          ========

                                     AerCo

26 Reconciliation of aircraft as stated in accordance with U.K. GAAP to aircraft as stated in accordance with U.S. GAAP

                                                                  U.K. GAAP                               U.S. GAAP
                                                      ----------------------------------      ----------------------------------
                                                      March 31, 2002      March 31, 2001      March 31, 2002      March 31, 2001
                                                      --------------      --------------      --------------      --------------
                                                         U.S.$'000           U.S.$'000           U.S.$'000           U.S.$'000
Cost
Cost ..........................................          1,644,653             922,045           1,644,653             922,045
Step up cost ..................................                 --                  --            (176,308)           (142,528)
                                                        ----------          ----------          ----------          ----------
Beginning of year .............................          1,644,653             922,045           1,468,345             779,517
Additions .....................................                 --             724,052                  --             724,052
Step up cost ..................................                 --                  --                  --             (33,780)
Disposals .....................................            (81,146)             (1,444)            (75,529)             (1,444)
                                                        ----------          ----------          ----------          ----------
End of year ...................................          1,563,507           1,644,653           1,392,816           1,468,345
                                                        ==========          ==========          ==========          ==========
Depreciation
Beginning of year .............................           (148,835)            (79,772)           (122,868)            (65,408)
Charge for the year ...........................            (75,402)            (69,063)            (65,036)            (57,460)
Disposal ......................................              8,664                  --               8,495                  --
                                                        ----------          ----------          ----------          ----------
End of year ...................................           (215,573)           (148,835)           (179,409)           (122,868)
                                                        ==========          ==========          ==========          ==========
Provision for permanent diminution in value
Beginning of year .............................            (16,873)            (13,079)            (11,425)             (6,100)
Charge for the year ...........................            (82,825)             (3,794)                 --              (5,325)
Disposal ......................................             16,873                  --              11,425                  --
                                                        ----------          ----------          ----------          ----------
End of year ...................................            (82,825)            (16,873)                 --             (11,425)
                                                        ==========          ==========          ==========          ==========
Net book value
Beginning of year .............................          1,478,945             829,194           1,334,052             708,009
                                                        ==========          ==========          ==========          ==========
End of year ...................................          1,265,109           1,478,945           1,213,407           1,334,052
                                                        ==========          ==========          ==========          ==========

27   Fair value of financial instruments

     AerCo Limited estimates that the fair value of its cash and cash equivalents and other receivables and payables at March 31, 2002 and March 31, 2001 approximate to the amounts at which these items are reflected in AerCo's balance sheet. This is due to the relatively short-term nature of the instruments and the frequency at which they reprice.

28   Foreign currency transactions

     AerCo's foreign currency transactions are not significant as all revenues and most costs are denominated in U.S. dollars.

                                     AerCo

29   Related party transactions

   (a) debis AirFinance acts as cash manager and administrative agent to AerCo from July 15, 1998 debis AirFinance received a fee as cash manager and administrative agent to AerCo for the years ended March 31, 2002, 2001 and 2000 of $3,450,000, $3,507,000 and $2,353,000 respectively.

     On July 15, 1998 AerCo Limited acquired a portfolio of 10 aircraft and related leases from debis AirFinance and the capital stock of ALPS 94-1 Limited, a vehicle in which debis AirFinance was the class E noteholder, as explained in "Statement of Accounting Policies -- Description of Business."

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

     debis AirFinance received a fee as lease manager which amounted to $3,714,000 for the year ended March 31, 2002 and $2,402,000 for the period from July 17, 2000 to March 31, 2001.

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

     Babcock received a fee as lease manager which amounted to $2,766,000 for the period from April 1, 2000 to July 16, 2000 and $4,023,000 for the year ended March 31, 2000.

   (d) Mr P. Dalton (former Director)

     Mr. P. Dalton was Managing Director (Acting) of debis AirFinance B.V., the parent of debis AirFinance, and was appointed a representative on the board of AerCo Limited by debis AirFinance, as holder of the class E notes of AerCo Limited on October 18, 2001. Mr. P. Dalton was also appointed a director of ALPS 94-1 Limited on October 18, 2001. ALPS 94-1 Limited purchased its aircraft from debis AirFinance and AerCo Limited purchased the AerFi transferred aircraft and the New AerFi transferred aircraft from debis AirFinance. Mr. Dalton ceased to be a director of AerCo Limited and ALPS 94-1 Limited on June 28, 2002, upon his ceasing to be an employee of debis AirFinance.

    (e) Mr G. A. Robinson (Director)

     Mr. G. A. Robinson performs consulting services from time to time for Air 2000 and JMC Airlines, two of the lessees of AerCo. Included in aircraft leasing revenue in respect of Air 2000 is an amount of $4,114,000 for the year ended March 31, 2002 (March 31, 2001: $5,491,000, March 31, 2000: $5,168,000).
Included in aircraft leasing revenue in respect of JMC Airlines is an amount of $6,960,000 for the year ended March 31, 2002 (March 31, 2001:$4,910,000). Mr.
Robinson also acts as a director of ALPS 94-1 Limited.

                                     AerCo

29   Related party transactions (continued)

   (f) Mr E. J. Hansom (former Director)

     Mr. E. J. Hansom was the Chief Financial Officer and a member of the management board of debis AirFinance B.V., the parent of debis AirFinance, and was a representative on the board of AerCo Limited appointed by debis AirFinance, as holder of the Class E notes of AerCo Limited until October 18, 2001. Mr. E. J. Hansom was also director of ALPS 94-1 Limited until October 18, 2001. ALPS 94-1 Limited purchased its aircraft from debis AirFinance and AerCo Limited purchased the AerFi transferred aircraft and the New AerFi transferred aircraft from debis AirFinance.

    (g) Ms. R. Hynes (former Director)

     Ms. R. Hynes was Executive Vice President, Commercial at debis AirFinance B.V., the parent of debis AirFinance, and was a representative on the board of AerCo Limited appointed by debis AirFinance as holder of the class E notes of AerCo Limited until October 18, 2001. Ms. R. Hynes was also a director of ALPS 94-1 Limited until January 19, 2000. ALPS 94-1 Limited purchased its aircraft from debis AirFinance and AerCo Limited purchased the AerFi transferred aircraft and the New AerFi transferred aircraft from debis AirFinance.

   (h) Mr. M. J. McMahon (Director)

     Mr. M. J. McMahon, Managing Director of debis AirFinance, was appointed a representative on the board of AerCo Limited by debis AirFinance, as holder of the class E notes of AerCo Limited on July 3, 2002. AerCo Limited purchased the AerFi transferred aircraft and the New AerFi transferred aircraft from debis AirFinance.

   (i) Mr. S. Brennan (Director)

     Mr. S. Brennan, who is Senior Vice President, Sales and Marketing at debis AirFinance, was appointed a representative on the board of AerCo Limited by debis AirFinance, as holder of the class E notes of AerCo Limited, on July 3, 2002. Mr. Brennan is also a director of certain subsidiaries of AerCo Limited. AerCo Limited purchased the AerFi transferred aircraft and the New AerFi transferred aircraft from debis AirFinance.

30   Post balance sheet events

     In July 2000, AerCo Limited issued subclass A-3 notes in the principal amount of $565 million and bearing interest at LIBOR plus 0.46% with a final maturity date of July 15, 2025. At the time the subclass A-3 notes were issued, the expected final payment date was scheduled based on an assumption that these notes would be refinanced on June 15, 2002. In accordance with the terms of these notes, step-up interest of 0.50% begins to accrue on the subclass A-3 notes in the event they are not repaid in full or refinanced by their expected final payment date.

     On May 14, 2002, the Board of Directors of AerCo Limited determined that, in the current market conditions, it was not in the economic interests of AerCo to refinance the subclass A-3 notes on or before June 15, 2002. On July 24, 2002, the board of directors of AerCo Limited reaffirmed its decision not to refinance the subclass A-3 notes in the current market environment. Accordingly, step-up interest of 0.50% per annum became due and payable by AerCo Limited on the subclass A-3 notes from June 15, 2002 and will continue to be due and payable until they are repaid in full or refinanced. Under the schedule of required payment priorities applicable to AerCo Limited, step-up interest is payable after payment of interest, minimum principal and scheduled principal on AerCo Limited's class A, class B, class C and class D notes and any aircraft modification payments.

                              FINANCIAL STATEMENTS



                         NEW AERFI TRANSFERRED AIRCRAFT

                         New AerFi Transferred Aircraft


                          Independent auditors' report

To the Board of Directors of AerCo Limited

     We have audited the accompanying statements of net assets of the New AerFi Transferred Aircraft as of July 16, 2000 and March 31, 2000 and the related statements of operations, cash flows and changes in net assets for the period from April 1, 2000 to July 16, 2000 and the year ended March 31, 2000. These financial statements are the responsibility of the directors of AerCo Limited. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the New AerFi Transferred Aircraft as of July 16, 2000 and March 31, 2000 and its results of operation and cash flows for the period from April 1, 2000 to July 16, 2000 and the year ended March 31, 2000 in conformity with generally accepted accounting principles in the United Kingdom.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have no significant effect on the results of operations for the period from April 1, 2000 to July 16, 2000 and the year ended March 31, 2000 and the statements of net assets as of July 16, 2000 and March 31, 2000.

KPMG
Chartered Accountants
Dublin, Ireland
July 25, 2001

                         New AerFi Transferred Aircraft


                            Statements of net assets


                                                        July 16,     March 31,
                                               Notes      2000         2000
                                               -----   ---------    ----------
                                                       U.S.$'000    U.S.$'000
Assets
Current assets
Cash, restricted ...........................             14,824       16,784
Accounts receivable, net ...................     2        1,475        2,349
                                                       --------     --------
Total current assets .......................             16,299       19,133
Intangible assets
Goodwill, net ..............................     3        5,922        6,011
Fixed assets
Aircraft ...................................     5      690,272      653,336
                                                       --------     --------
Total assets ...............................            712,493      678,480
                                                       ========     ========
Liabilities
Accrued expenses and other liabilities .....     7       28,756       32,888
Indebtedness ...............................     8      470,562      483,302
Security deposits ..........................     9        7,075        7,531
Deferred income tax ........................     13         970          899
                                                       --------     --------
Total liabilities ..........................            507,363      524,620
Net assets .................................            205,130      153,860
                                                       ========     ========

     The accompanying notes, including the statement of accounting policies on pages F-45 to F-47 are an integral part of the financial statements.

                         New AerFi Transferred Aircraft


                            Statements of operations


                                                 Period from
                                                   April 1,
                                                   2000 to        Year ended
                                                   July 16,        March 31,
                                       Notes        2000             2000
                                       -----     -----------      ----------
                                                  U.S.$'000       U.S.$'000
Revenues
Aircraft leasing .................      10          26,423          26,258
Expenses
Depreciation .....................       5          (9,444)        (10,086)
Amortization of goodwill .........       3             (89)            (89)
Net interest expense .............      11         (10,048)        (11,593)
Other expenses ...................      12          (1,244)         (2,578)
                                                   -------         -------
                                                   (20,825)        (24,346)
                                                   -------         -------
Net profit from operations
before taxes .....................                   5,598           1,912
Provision for taxes ..............      13             (71)            (44)
                                                   -------         -------
Net profit for the period ........                   5,527           1,868
                                                   =======         =======

     All recognized gains and losses are included in the statements of operations above.

     There is no material difference between the net profit/(loss) for the period, and its historical cost equivalent.

     The results for the period are derived from continuing operations.

     The accompanying notes, including the statement of accounting policies on pages F-45 to F-47 are an integral part of the financial statements.

                         New AerFi Transferred Aircraft


                            Statements of cash flows

                                                                         Period from
                                                                           April 1,        Year ended
                                                                           2000 to          March 31,
                                                                        July 16, 2000         2000
                                                                        -------------       ---------
                                                                          U.S.$'000         U.S.$'000
Cash flows from operating activities
Net profit for the period ........................................            5,527             1,868
Adjustments to reconcile net profit from operations to net cash provided by operating activities
Depreciation charge for the period ...............................            9,444            10,086
Amortization of goodwill .........................................               89                89
Deferred income tax ..............................................               71                44
Changes in operating assets and liabilities
   Accounts receivable ...........................................              874               718
   Accrued expenses and other liabilities ........................           (1,923)             (220)
   Net maintenance (expenditure)/receipts ........................           (2,209)            3,158
   Net security deposits (repaid)/received .......................             (456)              144
                                                                          ---------         ---------
Net cash provided by operating activities ........................           11,417            15,887
                                                                          ---------         ---------
Capital expenditure
Purchase of aircraft .............................................          (46,380)          (21,191)
                                                                          ---------         ---------
Acquisition
Purchase of Indigo transferring Aircraft .........................               --          (102,529)
Cash acquired with Indigo transferring Aircraft ..................               --            14,424
                                                                          ---------         ---------
                                                                                 --           (88,105)
Financing activities
Contributions from debis AirFinance ..............................           45,743           143,918
Net indebtedness repaid ..........................................          (12,740)          (33,725)
                                                                          ---------         ---------
Net cash inflow from financing activities ........................           33,003           110,193
                                                                          ---------         ---------
Net (decrease)/increase in cash ..................................           (1,960)           16,784
Cash at beginning of period ......................................           16,784                --
                                                                          ---------         ---------
Cash at end of period ............................................           14,824            16,784
                                                                          =========         =========

     Supplemental disclosure of cash flow information is set out in note 15.

     The accompanying notes, including the statement of accounting policies on pages F-45 to F-47 are an integral part of the financial statements.

                         New AerFi Transferred Aircraft


                      Statements of changes in net assets


                                                                       Total
                                                                     --------
                                                                     U.S.$'000
Balance at March 31, 1999......................................         8,074
Net contribution from debis AirFinance.........................       143,918
Net profit for the year........................................         1,868
                                                                     --------
Balance at March 31, 2000......................................       153,860
Net contribution from debis AirFinance.........................        45,743
Net profit for the period......................................         5,527
                                                                     --------
Balance at July 16, 2000.......................................       205,130
                                                                     ========

     The accompanying notes, including the statement of accounting policies on pages F-45 to F-47 are an integral part of the financial statements.

                         New AerFi Transferred Aircraft


                        Statement of accounting policies

Introduction and basis of preparation

     Under the refinancing transaction entered into on July 17, 2000, AerCo Limited acquired six additional aircraft and related leases from debis AirFinance and acquired an additional 24 aircraft over the period from July 18, 2000 to January 31, 2001. On December 16, 1999 debis AirFinance tendered for 100% of the share capital of Indigo who at that date owned 26 of the 30 aircraft purchased from debis AirFinance by AerCo Limited (the "Indigo transferring aircraft"). At December 16, 1999 debis AirFinance owned three of the aircraft transferred to AerCo as part of the refinancing transaction in July 2000. debis AirFinance acquired the final aircraft in April 2000 which was transferred to AerCo in July 2000. Further details of the transaction and of the basis of preparation of these financial statements for the entity are set out in note 1.

     These financial statements present the statements of operations and the cash flows for the period from April 1, 2000 to July 16, 2000 and for the year ended March 31, 2000 and the statements of net assets at July 16, 2000 and March 31, 2000 of the four debis AirFinance owned aircraft and the Indigo transferring aircraft from December 16, 1999 (the date of acquisition of Indigo by debis AirFinance) acquired by AerCo Limited from debis AirFinance pursuant to a securitization and refinancing transaction (together the "New AerFi transferred aircraft").

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

                         New AerFi Transferred Aircraft

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

     Additional charges are made to reduce the book value of specific assets to the recoverable amount where an impairment in value is considered to have occurred in accordance with FRS 11 "Impairment of Tangible Fixed Assets and Goodwill." An impairment review is only required where there has been an indication of impairment, usually on the basis of independent market appraisals and indications of market demand. An impairment is measured by comparing the carrying value of the aircraft and engines with the recoverable amount. Recoverable amount is the higher of the net realizable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted by a market rate of return.

     debis AirFinance adopted SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of" as of July 1, 1996. SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by the entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors estimated the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. This statement did not materially change the carrying value of the entity's assets in the year when it was first applied or in previous years.

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

     On July 17, 2000, AerCo Limited issued approximately $960 million in aggregate principal amount of notes in four subclasses: subclass A-3, subclass A-4, subclass B-2 and subclass C-2. AerCo Limited also issued two additional subclasses of notes, the subclass D-2 notes and the subclass E-2 notes, which are held by debis AirFinance. AerCo Limited used substantially all of the proceeds of the issuance of the offered notes, the subclass D-2 notes and subclass E-2 notes to refinance all of AerCo's subclass A-1 notes and subclass D-1 notes and to finance the acquisition of the additional 30 aircraft from debis AirFinance.

     These financial statements present, on the bases and assumptions set out below, the results of operations, assets and liabilities relating to the entity transferred to AerCo from debis AirFinance, comprising two aircraft owned by debis AirFinance during the year ended March 31, 2000, one aircraft acquired by debis AirFinance in December 1999, one aircraft acquired by debis AirFinance in April 2000 and the 26 aircraft owned by Indigo which was acquired by debis AirFinance on December 16, 1999. The financial statements have been prepared by debis AirFinance Administrative Services Limited on behalf of the directors of AerCo Limited.

     (i) The financial statements are presented on a historical cost basis as if the entity had been organized as a single economic entity for the period from April 1, 2000 to July 16, 2000 and for the year ended March 31, 2000.

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

     (iii) During the period from April 1, 2000 to July 16, 2000 and the year ended March 31, 2000, two of the aircraft were financed by debis AirFinance under a facility entered into between debis AirFinance and KfW. The liabilities under the KfW facility and related cash flows and interest costs are reflected in these financial statements.

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

     (v) Cash generated from or absorbed by the activities of the entity during the period from April 1, 2000 to July 16, 2000 and the year ended March 31, 2000 is reflected through the intercompany account as distributions to or contributions from debis AirFinance.

     (vi) The tax provisions and deferred income tax assets and liabilities of the entity have been determined as if the aircraft had been owned by taxable entities separate from debis AirFinance and Indigo.

                         New AerFi Transferred Aircraft

2     Accounts receivable, net

                                           July 16, 2000    March 31, 2000
                                           -------------    --------------
                                             U.S.$'000        U.S.$'000
Trade receivables, net ...............           1,315            2,226
Prepayments ..........................             160              123
                                              --------         --------
                                                 1,475            2,349
                                              ========         ========

     Trade receivables are stated net of a bad debt provision of $0.3 million (March 31, 2000: $0.3 million) and comprise amounts in respect of rent and maintenance payments due from lessees. As at March 31, 2000 four lessees accounted for 43%, 24%, 13% and 10% respectively of trade receivables. As at July 16, 2000, two lessees accounted for 72% and 27% respectively of trade receivables.

3    Goodwill, net

                                           July 16, 2000    March 31, 2000
                                           -------------    --------------
                                             U.S.$'000        U.S.$'000
Cost
Goodwill on acquisition ..............           6,100            6,100
                                              --------         --------
Amortization
Opening balance ......................             (89)              --
                                              --------         --------
Amortization in period ...............             (89)             (89)
                                              --------         --------
Closing balance ......................            (178)             (89)
                                              --------         --------
Net book value
Beginning of period ..................           6,011               --
                                              --------         --------
End of period ........................           5,922            6,011
                                              ========         ========

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

                         New AerFi Transferred Aircraft

4    Acquisition of the Indigo transferring aircraft  (continued)

     The fair value of the net assets acquired and the consideration given on the acquisition of the Indigo transferring aircraft is summarized as follows:

                                                        Indigo               Fair Value Adjustments
                                                     transferring         ------------------------------         Fair Value
                                                       Aircraft            Valuation            Other             of Assets
                                                      Book Value          Adjustments        Adjustments          Acquired
                                                     ------------         -----------        -----------         ----------
                                                       U.S.$'000           U.S.$'000          U.S.$'000           U.S.$'000
Cash, restricted ............................             14,424                  --                 --              14,424
Accounts receivable, net ....................              2,281                  --                 --               2,281
Fixed assets -- aircraft ....................            587,631              24,404(i)              --             612,035
Accrued liabilities and other liabilities ...            (29,258)                 --                 --             (29,258)
Security deposits ...........................             (6,553)                 --                 --              (6,553)
Indebtedness ................................           (492,960)                 --             (3,040)   (ii)    (496,000)
Derivatives .................................                 --                  --               (500)  (iii)        (500)
Deferred income tax .........................             (2,580)                 --              2,580    (iv)          --
                                                       ---------           ---------          ---------   -----   ---------
Net assets acquired .........................             72,985              24,404               (960)             96,429
                                                       =========           =========          =========           =========
Consideration paid ..........................                                                                      (102,529)
                                                                                                                  ---------
Goodwill on acquisition .....................                                                                        (6,100)
                                                                                                                  =========

     (i) The fair value adjustments in respect of the aircraft arise as a result of a valuation of these assets to reflect debis AirFinance's estimate of their current market value at the date of acquisition. This valuation of the Indigo transferring aircraft exceeded their existing book value by $24.4 million.

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

                                                                  Period from
                                                              January 1, 1999 to
                                                               December 15, 1999
                                                              ------------------
                                                                   U.S.$'000
Revenues
Aircraft leasing .........................................           65,602
Expenses
Depreciation .............................................          (23,408)
Net interest expense .....................................          (30,277)
Other expenses ...........................................           (4,863)
                                                                    -------
                                                                    (58,548)
                                                                    -------
Net profit from operations before provision for taxes ....            7,054
Provision for taxes ......................................           (1,975)
                                                                    -------
Net profit for the period ................................            5,079
                                                                    =======

                         New AerFi Transferred Aircraft

5    Aircraft

                                                            July 16, 2000     March 31, 2000
                                                            -------------     --------------
                                                              U.S.$'000          U.S.$'000
Cost
Beginning of period .................................           679,644             46,418
Additions during the period .........................            46,380            633,226
                                                               --------           --------
End of period .......................................           726,024            679,644
                                                               ========           ========
Depreciation
Beginning of period .................................           (26,308)           (16,222)
Charge for the period ...............................            (9,444)           (10,086)
                                                               --------           --------
End of period .......................................           (35,752)           (26,308)
                                                               ========           ========
Net book value
Beginning of period .................................           653,336             30,196
                                                               --------           --------
End of period .......................................           690,272            653,336
                                                               ========           ========

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

                                                                    U.S.$'000
                                                                    ---------
Year ended July 16, 2001........................................      87,001
Year ended July 16, 2002........................................      78,316
Year ended July 16, 2003........................................      73,728
Year ended July 16, 2004........................................      63,786
Year ended July 16, 2005........................................      39,604
Thereafter......................................................      98,031
                                                                     -------
                                                                     440,466
                                                                     =======

7    Accrued expenses and other liabilities

                                                            July 16, 2000     March 31, 2000
                                                            -------------     --------------
                                                              U.S.$'000          U.S.$'000
Accrued expenses and other liabilities comprise:
Aircraft maintenance reserves .......................            21,675             23,884
Deferred income .....................................             4,686              5,422
Interest ............................................             1,661              2,434
Other accruals ......................................               734              1,148
                                                               --------           --------
                                                                 28,756             32,888
                                                               ========           ========
Aircraft maintenance reserves:
Due within one year .................................             2,193              1,992
Due after one year ..................................            19,482             21,892
                                                               --------           --------
                                                                 21,675             23,884
                                                               ========           ========

                         New AerFi Transferred Aircraft

8    Indebtedness

                                           Period from April 1,     Year ended
                                          2000 to July 16, 2000   March 31, 2000
                                          ---------------------   --------------
                                                U.S.$'000            U.S.$'000
debis AirFinance KfW debt (i).............         16,937               17,655
debis AirFinance notes (ii)...............         51,147               16,082
Indigo debt obligations (iii).............        402,478              449,565
                                                  -------              -------
                                                  470,562              483,302
                                                  =======              =======

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

9    Security deposits

     Security deposits received from lessees of $7,075,000 (March 31, 2000:
$7,531,000) are held as security for obligations in accordance with the terms of certain leases.

10   Revenues and concentration of credit risk

   (a) Distribution of revenues by geographic area

                                           Period from April 1,          Year ended
                                          2000 to July 16, 2000        March 31, 2000
                                          ---------------------     --------------------
                                           U.S.$'000        %       U.S.$'000        %
Europe................................      13,511        51.13       12,822       48.83
North America.........................       7,371        27.90        5,572       21.22
South/Central America.................       1,973         7.47        4,390       16.72
Asia/Pacific..........................       3,568        13.50        3,474       13.23
                                            ------       ------       ------      ------
                                            26,423       100.00       26,258      100.00
                                            ======       ======       ======      ======

     All revenues are derived from aircraft leasing.

                         New AerFi Transferred Aircraft

10   Revenues and concentration of credit risk (continued)

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

11   Net interest expense

                                                         Period from
                                                        April 1, 2000         Year ended
                                                       to July 16, 2000     March 31, 2000
                                                       ----------------     --------------
                                                           U.S.$'000          U.S.$'000
Interest payable on specific indebtedness...........         9,411              11,426
Interest payable on debis AirFinance notes..........           869                 340
Net interest income.................................          (232)               (173)
                                                            ------              ------
                                                            10,048              11,593
                                                            ======              ======

                         New AerFi Transferred Aircraft

12   Other expenses

                                                                               Period from
                                                                               April 1, 2000      Year ended
                                                                             to July 16, 2000   March 31, 2000
                                                                             ----------------   --------------
                                                                                 U.S.$'000        U.S.$'000
Servicer's fees ............................................................         1,076            1,717
Aircraft leasing costs .....................................................            48              671
Administration expenses ....................................................            30               50
Legal and professional fees ................................................            10               10
Cash manager's fees ........................................................            50               80
Audit and tax fees .........................................................            30               50
                                                                                  --------         --------
                                                                                     1,244            2,578
                                                                                  ========         ========

13   (Provision)/Benefit for taxes

                                                                               Period from
                                                                               April 1, 2000      Year ended
                                                                             to July 16, 2000   March 31, 2000
                                                                             ----------------   --------------
                                                                                 U.S.$'000        U.S.$'000
Tax (provision)/benefit of the new AerFi
  transferring aircraft consists of the following:
Deferred income tax (provision)/benefit ....................................           (71)             (44)
                                                                                  --------         --------
                                                                                       (71)             (44)
                                                                                  ========         ========

                                                                               Period from
                                                                               April 1, 2000      Year ended
                                                                             to July 16, 2000   March 31, 2000
                                                                             ----------------   --------------
                                                                                 U.S.$'000        U.S.$'000
Deferred tax assets and liabilities of the NewAerFi transferring aircraft:
Deferred tax assets relating to losses .....................................           932              912
Deferred tax liability relating to aircraft ................................        (1,902)          (1,811)
                                                                                  --------         --------
                                                                                      (970)            (899)
                                                                                  ========         ========

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

                         New AerFi Transferred Aircraft

15   Cash flow statement

   (a) Supplemental disclosure of cash flow information

                                               Period from
                                               April 1, 2000      Year ended
                                             to July 16, 2000   March 31, 2000
                                             ----------------   --------------
                                                 U.S.$'000        U.S.$'000
Cash paid in respect of:
Interest...................................       11,053            11,521
                                                  ======            ======

   (b) Reconciliation of net cash flow to movement in net debt

                                                                      U.S.$'000
                                                                      ---------
Decrease in cash in the period..................................        (1,960)
Cash outflow from decrease in debt..............................        12,740
                                                                      --------
Change in net debt resulting from cash flows....................        10,780
                                                                      --------
Movement in net debt in the period..............................        10,780
Net debt at March 31, 2000......................................      (466,518)
                                                                      --------
Net debt at July 16, 2000.......................................      (455,738)
                                                                      ========

   (c) Analysis of net debt

                               March 31, 2000      Cash flow      July 16, 2000
                               --------------      ---------      -------------
                                  U.S.$'000        U.S.$'000        U.S.$'000
Cash .......................        16,784           (1,960)          14,824
Indebtedness ...............      (483,302)          12,740         (470,562)
                                  --------         --------         --------
                                  (466,518)          10,780         (455,738)
                                  ========         ========         ========

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

     For U.K. GAAP purposes cash, restricted is classified as cash in the cash flow statement. Under U.S. GAAP cash, restricted would not meet the definition of cash equivalents. Other than the above, there were no significant differences between U.K. GAAP and U.S. GAAP arising in respect of the entity for the period from April 1, 2000 to July 16, 2000 and for the year ended March 31, 2000.

                         New AerFi Transferred Aircraft

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

20   Related party transactions

   GE Capital Aviation Services Limited ("GECAS")

     During the period from April 1, 2000 to July 16, 2000 and for the year ended March 31, 2000 GECAS acted as lease manager for the two F-100 aircraft owned by the entity. In addition to managing these two F-100 aircraft GECAS also manages aircraft owned by GE Capital and its affiliates and other third parties, including debis AirFinance. GECAS may from time to time have had conflicts of interest in performing its obligations to the two F-100 aircraft and other entities to which it provides management, marketing and other services.

     GECAS received an annual fee from debis AirFinance as lease manager of the two F-100 aircraft -- $221,131 for the year ended March 31, 2000.

                                 EXHIBIT INDEX

  Exhibit Number                    Description of Document                        Sequentially Numbered Page
-------------------    ---------------------------------------------------      ---------------------------------
8.                     List of significant subsidiaries                         E-1

10.1                   Cash Analysis of Financial Condition and Results of      Incorporated by reference to
                       Operations, Three Month Period from July 15, 2001        Form 6-K filed on October 31,
                       to September 15, 2001.                                   2001

10.2                   Cash Analysis of Financial Condition and Results of      Incorporated by reference to
                       Operations, Three Month Period from September 15,        Form 6-K filed on January 31,
                       2001 to December 15, 2001.                               2002

10.3                   Cash Analysis of Financial Condition and Results of      Incorporated by reference to
                       Operations, Three Month Period from December 15,         Form 6-K filed on April 30, 2002
                       2001 to March 15, 2002.

10.4                   Cash Analysis of Financial Condition and Results of      Incorporated by reference to
                       Operations, Three Month Period from March 15, 2002       Form 6-K filed on July 31, 2002
                       to June 17, 2002.

12                     Statement re Computation of Ratios                       E-2